Exhibit 99.1

March 20, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –2012 Annual Report

Below please find the Company’s 2012 Annual Report as originally filed in Israel on March 20, 2013, translated into English.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

My Fellow Shareholders,

2012 was another excellent year for Gazit-Globe – a year marked by across-the-board growth, successful equity and debt offerings, portfolio upgrades, and creating value and realizing synergies across the Group’s platform. To finance nearly NIS 5.7 billion of acquisitions and development as well as to refinance our debt, we raised equity totaling NIS 1.8 billion, recycled over NIS 2.4 billion from divesting non-core assets, and issued nearly NIS 6.2 billion of long-term debentures. We decreased our overall leverage, lowered the cost of our debt, and partnered with a number of top-tier international institutions. Equally important, following our listing on the NYSE, we began to observe increased international interest in our company. In 2012 our stock appreciated 40%, with an average total annual return of more than 18% since the beginning of 2000; our annual dividend increased for the 14th consecutive year.

These positive developments demonstrate the soundness of the strategy that we have been following for more than two decades: an approach that continues to work as well today, when we are managing more than 600 properties and more than 15,000 leases, as it did when we bought our first shopping center 22 years ago.

I have always said that our business model allows us to increase our returns through the active management of our investments in top-quality, necessity-driven real estate assets that generate healthy, continuous, and predictable cash flows. Over the years, the compounding effect of these steady, safe and growing cash flows, together with our prudent financing activities, have enabled us to expand our portfolio and venture into new markets. Over time, we have based each move on the solid foundation established by prior well-considered moves, building Gazit-Globe into one of the world’s largest multi-national shopping center operators; we are continuously expanding the scope of our activities while delivering great results year after year.

As our primary strategy for reducing risk, we focus on assets that serve the daily necessities of affluent, urban populations in politically stable, investment-grade, hard-to-penetrate markets – the regions and neighborhoods that offer superior stability and resilience in all stages of the economic cycle. At the same time, through a focus on skilled execution, we constantly streamline our cost models and improve our profitability.

In 2012, our primary strategic initiatives included the following:

Continuous Upgrade of Our Portfolio: During the past few years, we have focused on selling non-core assets and recycling capital to acquire assets that better fit our target model: top-tier properties in highly built-up, densely-populated metropolitan areas.

In 2012, our “stand-out” acquisitions included Citycon’s EU530 million purchase of Stockholm’s Kista Galleria, one of Europe’s strongest, and one of Sweden’s top-three, shopping centers (the transaction closed in January 2013), and Equity One’s completion of the The Gallery at Westbury Plaza in Long Island, NY, a prime property in an elite shopping corridor. In January 2013, our acquisition of the Prado Shopping Center in the state of Sao Paulo, Brazil, furthered our expansion into targeted, highly-desirable emerging markets.

On the divestment side, during 2012 our subsidiary Royal Senior Care sold the majority of its senior housing facilities for $230 million dollars, which was in addition to the sale by the Group of lower-tier secondary-market assets totaling approximately $400 million. We recycled this capital to make new core acquisitions in high-density urban markets.

Capitalizing on Synergies and Efficiency: As part of our pursuit of increased efficiency, during 2012 we restructured our subsidiary, Gazit America, and sold the majority of Royal Senior Care. These activities generate savings related to management costs of approximately $5 million per year, while also enabling management to increase its focus on our core business. Furthermore, we continue to implement best practices at all of our subsidiaries.

Improving Our Balance Sheet: Based on a firm belief that balance sheet strength will determine who will, and who will not, succeed in global real estate, in 2012 we continued to pursue balance-sheet quality and reduce our cost-of-capital, both at the Group and subsidiary levels. Our success is demonstrated by the major rating agencies upgrading all three of our rated publicly traded subsidiaries during the year.

Protecting the Environment: As responsible corporate citizens, we continue to invest in “green” initiatives aimed at increasing the sustainability of our properties and business activities. We are implementing comprehensive monitoring and reporting methodologies to establish baselines and to measure our progress while also expanding our application of green building best practices. Beyond their importance for the environment and our communities, we recognize that many of these activities – for example, reducing the electricity and water consumption of our properties – have the power to boost our bottom line.

Developing Our People: The success of the Group is directly attributable to the quality and dedication of an extraordinary team. Like the many parts of a well-oiled machine, we complement and support each other across a global network, sharing knowledge as we balance day-to-day workloads. This level of co-operation is not easy to achieve at a multinational organization and I would like to thank personally each of our team members for their talents, dedication and hard work. I believe that Gazit-Globe offers significant opportunities for career and personal development and I look forward to continuing to build the Company together for many years ahead.

Outlook

We believe that the world is currently in a slow, sometimes painful, process of recovery from a very deep crisis. As such, we expect to see a few more years of sluggish growth in Europe and North America, punctuated from time to time by eruptions of unresolved crises. The process of healing will be gradual and bumpy, experiencing both progress and setbacks.

In this unpredictable environment, we believe that our strategy of investing in resilient, necessity-driven asset classes continues to be the right path for generating strong returns. As such, we will continue to seek opportunities to strengthen our position and to expand and improve our platform, while simultaneously maintaining a strong balance sheet and fortifying our risk control methodologies. We are confident that this is the path to achieving sustained growth across the economic cycle.

With an abundance of opportunities, an expanding base of skills and experience, and a proven strategy, we are positioned to continue building value for years to come. We thank you, our stakeholders, for your ongoing interest and support; we do not take your commitment lightly and we pledge to continue to move forward for our mutual benefit and success.

Sincerely yours,

Chaim Katzman

Chairman of the Board

GAZIT-GLOBE LTD.—CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

Periodic Report for 2012

Chapter A –	Description of the Company’s Business

Chapter B –	Directors’ Report on the State of the Company’s Affairs

Chapter C –	Financial Statements as of December 31, 2012

Chapter D –	Additional Details about the Company (Including a Corporate Governance Questionnaire)

Chapter E –	Presentation of Financial Information from Consolidated Financial Statements Attributed to the Company as of December 31, 2012

Chapter F –	Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure

Chapter G –	Financial Statements of an Equity-Accounted Company as of December 31, 2012

CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS – TABLE OF CONTENTS

Section		Page

1	The Company’s activities and its business development	3-5

2	Investments in the Company’s capital and transactions in its shares in the last two years	6

3	Dividend distributions in the last two years	6

4	Financial information concerning the Company’s fields of operation	7-9

5	General environment and the effect of external factors on the Company’s operations	10-11

6	Acquisition, development and operation of shopping centers in the U.S.	11-27

7	Acquisition, development and operation of shopping centers in Canada	27-40

8	Acquisition, development and operation of shopping centers in Northern Europe	41-54

9	Acquisition, development and operation of shopping centers in Central and Eastern Europe	54-65

10	Initiation, development, management and construction of residential projects	65-70

11	Supplementary activities of the Company that do not comprise a separate segment	70-81

12	Required adjustments at the Group level	82-83

13-28	Issues relevant to all fields of operation of the Group	83-111

GAZIT-GLOBE LTD

PERIODIC REPORT DESCRIBING THE COMPANY’S BUSINESS

The Company’s operations are described on a consolidated basis, unless explicitly stated otherwise.

A.	Description of the general development of the Company’s business and a summary description of its fields of operation

1.	The Company’s activities and its business development

1.1	Gazit-Globe Group—General

1.1.1

Gazit-Globe Ltd. (the “Company”), through its affiliates[1] (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil, and focuses mainly on the supermarket-anchored shopping center sector. In addition, the Group is engaged in the initiation and construction mainly of residential projects in Israel and in Eastern Europe, as well as in activities complementary to its core fields of operation.

The Group’s activity includes several fields of operation as follows:

A.	Acquisition, development and management of shopping centers in the United States – activity carried out through the subsidiary Equity One Inc. (“EQY”).

B.	Acquisition, development and management of shopping centers in Canada – activity carried out through the subsidiary First Capital Realty Inc. (“FCR”).

C.	Acquisition, development and management of shopping centers in Northern Europe – activity carried out through the subsidiary Citycon Oyj (“CTY”).

D.

Acquisition, development and management of shopping centers in Central and Eastern Europe – activity carried out through Atrium European Real Estate Limited (“ATR”), a jointly controlled company that is presented using the equity method[2].

E.	Initiation and construction of residential projects – activity carried out through U. Dori Group Ltd. (“Dori”).

The Company has additional activities that do not separately meet the quantitative threshold of a field of operation – these activities include the acquisition, development, and management of income-producing properties, mainly supermarket-anchored shopping centers in Israel, Germany and Brazil, and the acquisition and management of medical office buildings in the U.S. For details, refer to section 11 below.

Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and in additional regions.

1.1.2	The Group will be described below according to the fields of operation specified in sections A to E above, unless the information provided is relevant to all fields of operation, in which case it will be presented in a consolidated manner, and unless the information pertains to certain issues that concern the description of the Company itself, in which case it will be stated separately. The data included in the description of each of the investment property-related fields of operation (namely fields A to D above) will be presented according to the principal geographic regions in which the activity in each field is focused, and unless explicitly stated otherwise, the main use of the properties is exclusively commercial.

[1]	Reference to affiliates includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented using the equity method.
[2]

The Group has early adopted, starting with its financial statements dated June 30, 2012, IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 28R, Investments in Associates and Joint Ventures, and IAS 27R – Separate Financial Statements (collectively: the “New Standards”). The New Standards prescribe retroactive implementation, and the data for prior years in the chapter ‘Description of the Company’s Business’, in the financial statements and in the Directors’ Report were retroactively adjusted accordingly. For details regarding the effect of early adoption of the New Standards, refer to Notes 2a and 41 to the financial statements. The data for prior years in the chapter ‘Description of the Company’s Business’, in the financial statements and in the Directors’ Report have also been retroactively adjusted due to an amendment to IAS 12; for details, refer to Notes 2a and 41 to the financial statements.

1.1.3	The Company was incorporated in May 1982 and issued its first prospectus in the Tel Aviv Stock Exchange Ltd. (the “ Tel Aviv Stock Exchange”) in January 1983.

1.1.4	In December 2011, the Company initially issued a prospectus for the issuance and listing of its shares on the New York Stock Exchange (“NYSE”; the “New York Stock Exchange”), and its shares are since listed both on the Tel Aviv Stock Exchange and on the New York Stock Exchange. For details regarding the issuance and listing of the Company’s shares in the U.S., refer to section 2 below.

1.1.5	As of December 31, 2012, the Group owns and operates 622 properties with a Gross Leasable Area (“G.L.A.”) of 6.8 million square meters. These properties comprise 599 shopping centers and medical office buildings of different sizes, 10 shopping centers under development and 13 other properties. These properties are recorded in the Company’s books at their fair value of NIS 60 billion (NIS 76.5 billion assuming consolidation of jointly controlled companies that are presented using the equity method and the full inclusion of the value of the properties managed by the Group). These properties generate gross annual rental income (calculated according to the properties owned and to the currency exchange rates as of December 31, 2012) of NIS 5.4 billion (NIS 6.9 billion assuming consolidation of jointly controlled companies that are presented using the equity method and inclusion of all rental income from properties managed by the Group) from 15 thousand lease agreements. The Company estimates that it is one of the world’s leading managers and developers of supermarket-anchored shopping centers.

1.1.6

The majority of the Company’s properties are neighborhood and regional shopping centers leased for commercial use, mainly to supermarket and other retail chains (in addition, the Company owns real estate for future development)[3]. As of December 31, 2012, the Company does not have a principal tenant4), and as of that date, the tenant that generates the highest revenue for the Group, out of all its tenants, is Kesco Corp., a leading supermarket chain in Finland, the revenues from which represented 2.9% and 3.3% of the consolidated revenues of the Company in each of the years 2012 and 2011, respectively.

1.1.7	In the U.S., the Group operates since 1992, mainly through the subsidiary EQY, a public company listed on the NYSE, that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores. As of December 31, 2012, the Company owns 45.5% of EQY’s share capital. For details regarding the shareholders’ agreement between the Company and companies controlled by it, and Capital Shopping Centers Group PLC (“CSC”) and Liberty International Holdings Ltd. (“LIH”) regarding their interests in EQY, refer to section 23.2 below.

1.1.8	In addition, since 2006, the Group operates in the U.S. through ProMed Properties Inc. (100%) (“ProMed”) in the medical office buildings sector (refer to section 11.5 below). Also, until August 2012, the Group operated in the U.S. through Royal Senior Care (60%) (“RSC”) in the senior housing facilities sector. For details regarding the sale of the majority of RSC’s properties in the reporting period, refer to section 11.7 below.

1.1.9	In Canada, the Group operates since 1997, through the subsidiary FCR, a public company listed on the Toronto Stock Exchange (TSX), that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, and is one of the leading companies in Canada in this sector. In addition, in August 2012, FCR completed the purchase of the medical office buildings of Gazit America Inc. (“GAA”), as detailed below. As of December 31, 2012, the Company owns 45.6% of FCR’s share capital. For details regarding the shareholders’ agreement between the Company and Alony-Hetz Properties and Investments Ltd. (“Alony-Hetz”) regarding their interests in FCR, refer to section 23.3 below.

[3]	The Group owns unutilized construction rights in income-producing properties (which are not comprised of land), of a negligible volume to the Company.
[4]

As this term is defined in the draft securities regulations anchoring the disclosure guideline on investment property activity (as published by the Israel Securities Authority in January 2011) – Securities (Details, Structure and Form of a Prospectus) Regulations, 1969 (“Prospectus Details Regulations”).

1.1.10	In addition, until August 2012 the Group operated in Canada also through the subsidiary GAA, whose shares were listed on the TSX and which engaged in the medical office buildings sector in Canada, and held EQY shares (12.7% of EQY’s share capital). In August 2012, an arrangement was made in which the Company purchased GAA’s remaining shares and FCR purchased from GAA the medical office buildings GAA owned. This arrangement resulted in GAA’s shares being delisted. For additional details, refer to section 7.2.1 below.

1.1.11	In Northern Europe, the Group operates, since 2004, through the subsidiary CTY, a public company whose shares are listed on the Helsinki Stock Exchange (“OMX”) in Finland. CTY is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers and other retail properties of different sizes, and is a market leader in the shopping centers sector in Finland. As of December 31, 2012, the Company owns 48.8% of CTY’s share capital.

1.1.12	Since 2008, the Group operates in Central and Eastern Europe mainly through ATR[5], which is incorporated in the island of Jersey and is listed on the Vienna Stock Exchange (“VSE”) in Austria and on the NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, operator and developer of income-producing properties, mainly neighborhood and regional supermarket-anchored shopping centers of different sizes and other retail stores. As of December 31, 2012, the Company owns 34.5% of ATR’s share capital, and to the best of its knowledge, CPI owns an additional 19.4% of ATR’s capital. For details regarding the shareholders’ agreement between the Company and CPI regarding their interests in ATR, refer to section 23.4 below.

1.1.13	Since 2006, the Company operates in the shopping centers sector in Germany through wholly-owned subsidiaries (“Gazit Germany”).

1.1.14	Since 2007, the Company operates in the shopping centers sector in Brazil through wholly-owned subsidiaries (“Gazit Brazil”).

1.1.15	Since 2005, the Group has been operating in Israel through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”), that engages in the acquisition, development and operation of shopping centers, mainly in Israel but also in Bulgaria and Macedonia. The Company owns 75% of Gazit Development’s share capital. For details regarding the agreement between the Company and Gazit Development’s CEO, Ronen Ashkenazi, who owns the remainder of Gazit Development’s shares, regarding their interests in Gazit Development, refer to section 23.5 below.

1.1.16	Furthermore, since June 2011, Gazit Development owns (indirectly) 73.9% of the share capital of Dori, a public company listed on the Tel Aviv Stock Exchange that engages mainly in the initiation and development as well as in the construction of residential projects, mainly in Israel and in Central Europe, and that is party to a project for the construction of a private power station. For details regarding Dori’s operations, refer to section 10 below.

1.1.17	Since 2007, the Company has had an investment in a real estate investment fund that operates in India and that is managed by an unrelated local third party. For details, refer to section 11.8 below.

1.2	Group structure

For a description of the structure of the principal companies in the Group as of December 31, 2012, refer to section 1.8 of the Directors Report.

[5]	The Company’s interests in ATR are, inter alia, following closing of the investment made by the Company together with the fund Citi Property Investors (“CPI”) that, to the best of the Company’s knowledge, is managed by a related corporation of Apollo Global Real Estate Management LP.

2.	Investments in the Company’s capital and transactions in its shares in the last two years

On December 14, 2011, the Company issued a prospectus for the purpose of listing its shares on the New York Stock Exchange, in accordance with which on December 19, 2011 the Company completed the issuance of 10.35 million ordinary shares of par value NIS 1 each (of these, 2.5 million shares were purchased by Norstar Holdings Inc., the controlling shareholder of the Company (through a wholly-owned subsidiary); “Norstar”), at a price per share of U.S.$ 9 and at a total (gross) consideration of U.S.$ 93.2 million (approximately NIS 350 million. For additional details, refer to Note 27d to the financial statements.

3.	Dividend distributions in the last two years

3.1	The following table presents summarized data of the dividends distributed by the Company to its shareholders from January 1, 2011 until immediately prior to the publication date of this report:

Date of distribution	Amount (NIS in thousands)
January 4, 2011	57,116 (NIS 0.37 per share)
April 11, 2011	60,235 (NIS 0.39 per share)
July 4, 2011	60,242 (NIS 0.39 per share)
October 4, 2011	60,242 (NIS 0.39 per share)
December 28, 2011	60,242 (NIS 0.39 per share)
April 23, 2012	65,930 (NIS 0.40 per share)
July 3, 2012	65,932 (NIS 0.40 per share)
October 11, 2012	65,968 (NIS 0.40 per share)
December 31, 2012	66,060 (NIS 0.40 per share)

3.2	The balance of distributable profits (in accordance with the profit test as defined in the Companies Law, 1999) as of December 31, 2012, amounted to NIS 4,699 million.

3.3	No restrictions have been imposed on the distribution of dividends by the Company within the framework of its financial liabilities to financial entities and to its debenture holders.

For details regarding the dividend distribution policy adopted by the Company’s Board of Directors, refer to section 3.3 of the Directors’ Report.

3.4	On March 19, 2013, the Company’s Board of Directors approved the distribution of dividend in the amount of 0.43 NIS per share.

B.	Other information

4.	Financial information concerning the Company’s fields of operation

Below is a summary of the financial data for each of the Company’s fields of operation (in NIS millions), based on Note 39 to the financial statements – Operating Segments Reporting.

4.1	For the year ended December 31, 2012

	Shopping centers in the U.S.	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	Initiation and perform- ance of construction works	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,256	2,237	1,185	1,324	1,749	565	(1,318)	6,998
Field of operation rental income rate	18%	32%	17%	19%	25%	8%	(19%)	100%
Field of operation costs	917	918	491	606	1,722	214	(3,179)	1,689
Operating profit attributable to the Company’s equity holders	149	635	334	242	20	327	933	2,640
Operating profit attributable to non-controlling interests	190	684	360	476	7	24	928	2,669
Total assets attributable to the field of operation	11,824	26,849	13,522	13,838	1,707	6,503	(3,181)	71,062
Total liabilities attributable to the field of operation	237	420	356	628	884	110	45,778	48,413

4.2	For the year ended December 31, 2011

	Shopping centers in the U.S.	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	Initiation and perform- ance of construction works	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,045	1,893	1,081	1,198	1,356	509	(1,363)	5,719
Field of operation rental income rate	18%	33%	19%	21%	24%	9%	(24%)	100%
Field of operation costs	710	742	497	487	1,219	367	(2,809)	1,213
Operating profit attributable to the Company’s equity holders	139	571	275	216	136	45	1,086	2,468
Operating profit attributable to non-controlling interests	196	580	309	495	1	97	360	2,038
Total assets attributable to the field of operation	11,162	22,346	12,698	13,773	1,680	7,322	(4,382)	64,599
Total liabilities attributable to the field of operation	203	342	229	463	585	114	43,035	44,971

4.3	For the year ended December 31, 2010

	Shopping centers in the U.S.	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	Initiation and perform- ance of construction works	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,065	1,718	971	1,068	1,180	394	(2,249)	4,147
Field of operation rental income rate	26%	41%	23%	26%	28%	9%	(53%)	100%
Field of operation costs	744	653	441	600	1,121	275	(3,005)	829
Operating profit attributable to the Company’s equity holders	137	528	252	141	43	40	731	1,872
Operating profit attributable to non-controlling interests	184	537	278	327	16	79	25	1,446
Total assets attributable to the field of operation	8,142	17,272	11,337	11,414	1,117	5,777	(4,651)	50,408
Total liabilities attributable to the field of operation	119	334	165	433	423	114	33,629	35,217

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 39 to the financial statements.

The Company reports several operating segments, as specified in section 1.1.1 and in this section 4 above.

For details regarding the changes in each of the aforesaid parameters in the years 2012 and 2011, refer to the Directors’ Report.

5.	General environment and the effect of external factors on the Company’s operations

5.1	The income-producing properties field is inherently exposed to developments in the business-economic environment. Accordingly, factors such as changes in consumer preferences, changes in consumer spending power, changes in interest rates, fluctuations in inflation rates, as well as other factors, can affect the ability of property tenants to meet their commitments to the Group and, consequently, the ability of the Group to continue renting out its properties at the same rent levels. For details concerning risk factors that affect the Group’s operations, refer to section 28 below.

In light of the fact that the Group operates in geographical regions having different market characteristics and different macro-economic environments, the market characteristics and the macro-economic environment that may be relevant to the Group’s operations in each of the main countries in which it operates and with respect to each of its fields of operation, will be specified within the framework of the description of each field of operation (refer to sections 6.4, 7.4, 8.3, 9.3 and 11.1.3 in this report below). It should be emphasized that the market characteristics and the macro-economic environment do not necessarily directly affect the Company’s results in the immediate term. For additional details regarding the global financial crisis, refer to section 1.4 of the Directors’ Report.

5.2	Entry barriers

The Company believes that the entry barriers in its fields of operation are as specified below:

5.2.1	Commencing operations in urban areas, either by constructing shopping centers or by acquiring existing centers, requires financial stability and financing capability which necessitate, mostly, having sizeable equity.

5.2.2	Entry into these fields of operation demands expertise and experience, primarily in the retail real estate sector, but also in the realm of financing. Additionally, property management and operating costs are influenced by the quantity of properties managed, and the operation and management of single centers constitutes a relatively significant drawback when compared to asset management in the volume of the Group’s operations.

5.2.3	The Group’s fields of operation are characterized by its leases with anchor tenants, primarily major retail chains. Usually, a landlord who owns a large number of properties has an advantage when it comes to entering into leases and in relationships with large anchor tenants.

5.3	Exit barriers

Considering the character of the Group’s properties and operations, exiting its fields of operation would not be flexible and would depend on the sale of properties, which could take a substantial amount of time, and usually depends on the market.

5.4	Property acquisition criteria

The principal criteria guiding the Group when assessing the investment opportunities it encounters are as specified below:

5.4.1	The location of the property, including access roads, its visibility and the availability of parking spaces in the property and around it;

5.4.2	The value of the land, the environmental conditions, and the potential for increasing their value;

5.4.3	Economic, demographic, and regulatory aspects, together with other conditions, at both a local and a regional level;

5.4.4	Aspects of competition from similar properties, including the likelihood of future competition and/or entry barriers for competitors;

5.4.5	Forecasts of the cash flows from the property and the potential for increasing these over time, including the terms of the lease contracts and the present rental income compared to market conditions and the potential to increase rental income through re-leasing;

5.4.6	The ratio of the expected yield from the property to the cost of capital, and an assessment of the risks that are likely to be encountered in achieving this yield;

5.4.7	The tenant mix in the property and in the area, their financial soundness and their position as market leaders;

5.4.8	The level of demand and the supply of properties of a similar class in the area;

5.4.9	Assessment of the existing and anticipated supply of commercial real estate in the region of operation, in relation to the growth in the local population and in its purchasing power (“retail density”);

5.4.10	The size of the property and the possibility of expanding/renovating the property or re-tenanting it in such a manner as to increase the potential earning capacity of the property;

5.4.11	The operating profit of the property and its increase potential ;

5.4.12	The success of similar investments in the area.

5.5.	Property disposal criteria

The principal criteria guiding the Group when assessing the disposal of properties are as specified below:

5.5.1	Failure to meet the Group’s criteria for the acquisition of properties, as specified in section 5.4 above, including lack of fit of these properties to the Company’s core activity, in terms of their character and location (“non-core assets”);

5.5.2	Exhaustion of the improvement potential of the property or of the activity;

5.5.3	Realization of real estate opportunities in a specific region;

5.5.4	Freeing of capital for additional activities of the Group.

5.6.	Legislative restrictions and competition structure

For details regarding legislative restrictions applying to the Group, refer to section 22 below; for details regarding the structure of the competition in the fields of operation, refer to section 14 below.

C.	Description of the Company’s fields of operation

6.	Acquisition, development and management of shopping centers in the U.S.

6.1	General

6.1.1	In the U.S., the Group operates mainly through its subsidiary EQY, a public company listed on the NYSE that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers and retail properties that are anchored by supermarkets or by other retails stores, which are located mainly in urban growth regions.

EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, Atlanta and Louisiana, in the northeastern United States, mainly in New York State, in Boston, Massachusetts, and in Connecticut, and on the West Coast, mainly in California. EQY owns 167 income-producing properties (160 shopping centers of different sizes and 7 other properties)6 with a G.L.A. of 1.9 million square meters, as well as one shopping center under development and plots of land for investment.

In addition, EQY partly owns, through joint ventures7, and manages 12 shopping centers in the U.S., an office building and another income-producing property, with a G.L.A. of 177 thousand square meters.

6.1.2	During 2012, the Company increased its direct interests in EQY by purchasing the remaining shares of GAA (which holds shares of EQY) from the public, making it a private company (as specified in section 7.2.1 below). As of December 31, 2012, the Company owns 45.5% of EQY’s share capital and 45.1% of the voting rights in it. For the shareholders’ agreement between the Company and LIH (that, to the Company’s best knowledge, owns rights that are convertible into shares of EQY), regarding their interests in EQY, refer to section 23.2 below.

6.1.3	EQY is a REIT (Real Estate Investment Trust) for U.S. tax purposes (for details, refer to Note 25.b to the financial statements).

[6]	These other properties include mainly office, residential and medical office buildings.
[7]	EQY is a partner in several joint ventures for investment in shopping centers in the U.S., among them a venture with Global Retail Investors, LLC (that to the best of the Company’s knowledge was established by a related company of First Washington Realty Inc. and the pension and health fund of the employees of the State of California), a joint venture with DRA Advisors, and a joint venture with New York State Common Retirement Fund, such that EQY has a 10% to 50% stake in each of the joint ventures, and the remainder is owned by its aforesaid partners. EQY manages the properties owned by each of the joint ventures in return for management fees.

6.1.4	As a material part of its growth and investment policy, EQY engages to a significant extent in the development of its properties as well as of new properties, and works to seek and realize significant development opportunities and quality investments in its target markets. At the same time, EQY strives to sell properties that no longer meet its property acquisition criteria.

6.1.5	At most of the shopping centers it owns, EQY rents space to tenants that are defined as anchor tenants, and that are usually supermarket chains or other retail chains. Renting out premises to such anchor tenants is advantageous for the following reasons: they attract customers to the shopping center, their leases are for long periods, they are usually financially sound, they are market leaders, and they have large advertising budgets at their disposal. The rent per square meter paid by anchor tenants is considerably lower than the rent per square meter paid by other tenants.

6.1.6	According to most of the agreements signed between EQY and its tenants, tenants are required to pay, in addition to the fixed rent for the premises they rent, a pro rata payment to cover tax expenses, various insurance costs and maintenance costs for common areas in the property. In some of the lease agreements, the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant; however, this component does not represent a material share of EQY’s total rental income. In addition, most tenants are required to pay directly for various services, where in some cases EQY pays for these services and the tenants transfer the required payment to EQY.

6.2	Material transactions and changes in business activity

6.2.1	In January 2011, EQY closed an agreement for the acquisition of C&C (US) No. 1, Inc. (“Capco”), which owns income-producing properties in California comprising shopping centers, offices, residential apartments and medical offices, through a joint venture with LIH. For details regarding the transaction and its terms, refer to Note 9c(7) to the financial statements.

Concurrent with the parties entering into the investment agreement, the Company and its subsidiaries entered into a shareholders’ agreement with LIH and CSC, as specified below in section 23.2.

6.2.2	In December 2011, EQY completed a transaction with Blackstone Real Estate Partners VII for the sale of 36 shopping centers located mainly in Atlanta, Tampa and Orlando markets, as well as in North Carolina, South Carolina, Alabama, Tennessee and Maryland, with a total G.L.A. of 360 thousand sq.m., for the total consideration of U.S.$ 473 million. The properties sold were pledged to secure loans, the principal balance of which on the transaction date (September 2011) amounted to approximately U.S.$ 177 million.

6.3	Summary results of operation[8]

Following are the summary results of operations in the field of operation for the years ended December 31, 2012, 2011 and 2010:

	In NIS thousands			In U.S.$ thousands
	For the year ended December 31
	2012	2011	2010	2012	2011	2010
Total rental income (consolidated)	1,260,650	1,235,577	1,065,123	326,916	345,457	285,358
Gains (losses) from revaluations (consolidated)	530,594	(28,776)	(174,339)	137,525	(8,812)	(46,570)
Operating profit (consolidated)	1,343,846	794,277	414,657	348,515	220,922	110,996
Same property NOI (consolidated)[9]	631,581	567,560	—	163,795	158,619	—
Same property NOI (Company’s share)	279,011	237,444	—	75,359	66,381	—
Total NOI (consolidated)	918,209	883,374	774,894	238,125	246,963	207,677
Total NOI (Company’s share)	405,728	370,182	335,680	105,222	103,490	89,964

[8]	The data provided in this section are as stated in the Company’s consolidated financial statements (and not in EQY’s financial statements, which are reported in accordance with U.S. GAAP).
[9]	In this report, “same property NOI” means the NOI amount obtained from investment properties during the two-year period ended December 31, 2012, provided no material physical changes were made to these properties during the period.

6.4	Economic data regarding geographic regions

6.4.1	The table below provides the macro-economic characteristics[10] of EQY’s main operating regions in the U.S. (in U.S.$):

	U.S.			Florida
Macro-economic parameters	As of December 31
	2012	2011	2010	2012	2011	2010
Gross domestic product (PPP)	U.S.$ 15,653 billion	U.S.$ 15,076 billion	U.S.$ 14,527 billion	U.S.$ 783.3 billion	U.S.$ 769.8 billion	U.S.$ 747.7 billion
GDP per capita (PPP)	U.S.$ 49,802	U.S.$ 48,328	U.S.$ 46,860	U.S.$ 39,761	U.S.$ 40,392	U.S.$ 40,031
GDP growth rate (PPP)	3.83%	3.98%	4.22%	3.85%	2.96%	1.45%
GDP growth rate per capita (PPP)	3.05%	3.24%	3.33%	0.46%	0.90%	0.69%
Inflation rate	1.58%	3.08%	1.65%	2.1%	3.2%	1.3%
Nominal yield on long-term government debt[11]	0.41%	0.78%	3.3%	5%	5%	3.92%
Rating of long-term government debt[12]	AA+/Aaa	AA+/Aaa	AAA/Aaa	Aa1	Aa1	Aa1
Exchange rate of NIS to U.S.$ as of December 31[13]	3.733	3.821	3.549	—	—	—
Unemployment rate[14]	8.1%	9.1%	9.6%	8.0%	9.9%	11.1%

6.4.2	Additional macro-economic data

While the economic situation in a large portion of the markets EQY operates in has improved in 2012 and EQY has begun to see increased interests by small store tenants, the macro-economic challenges, such as volatility in consumer confidence and high unemployment rates, have adversely affected many retailers and continue to adversely affect the retail sales of many regional and local tenants in many of the markets EQY operates in.

Most of EQY’s shopping centers have anchor tenants that sell consumer goods (such as supermarkets, pharmacies and discount chain stores), and that are therefore less sensitive to economic cycles. However, other tenants, mainly small stores, are more sensitive to economic cycles due to their increased exposure to decline in sale volumes and reduced access to capital, and, accordingly, requested that their lease terms be adjusted, while others were forced to discontinue their operations.

[10]	Unless stated otherwise, the data provided in the table are based on publications of the International Monetary Fund (“IMF”) (World Economic Outlook Database, October, 2012), data from Enterprise Florida, Inc. (www.eFlorida.com) as of January 2013, and the U.S. Bureau Of Labor Statistics publication dated December 31, 2012.
[11]	According to the U.S. Department of the Treasury, with respect to debentures for a 30-year period (www.treasury.gov) as of December 31, 2012, and according to FMS Bonds, Inc. with respect to Florida’s government debentures for a 16-year period as of February 17, 2013.
[12]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[13]	According to OandA data (www.oanda.com).
[14]	According to US Department of Labor data (BLS.gov).

For additional details regarding the implications of the global financial crisis, refer to section 1.4 of the Directors’ Report.

6.5	Aggregate data about the field of operation

The tables below provide data about EQY’s income-producing properties as of December 31, 2012 and 201115.

G.L.A. of income-producing properties

The following table provides details regarding the G.L.A. of EQY’s income-producing properties as of December 31, 2012 and 2011 (in square meter thousands):

		As of December 31
Region	Total G.L.A. of income- producing properties(*)	2012		2011
			As a percentage of total property G.L.A.		As a percentage of total property G.L.A.
South Florida	Consolidated	521	29.5%	513	29.5%
	Company’s share	237		222
North Florida	Consolidated	306	17.3%	306	17.6%
	Company’s share	139		133
Southeastern U.S.[16]	Consolidated	484	27.4%	535	30.7%
	Company’s share	220		232
Northeastern U.S.[17]	Consolidated	225	12.7%	167	9.6%
	Company’s share	98		68
West Coast[18]	Consolidated	232	13.1%	221	12.6%
	Company’s share	102		92
Total	Consolidated	1,768	100%	1,742	100%
	Company’s share	796		747

(*)	Does not include joint transactions that are accounted for using the equity method.

[15]	The data provided in this section with regard to EQY are as stated in the Company’s consolidated financial statements (and not in EQY’s financial statements, which are reported in accordance with U.S. GAAP); however, they are denominated in U.S.$. In addition, the said data do not include details regarding equity-accounted income-producing properties that are jointly owned by EQY and third parties, as referred to in footnote 7 above.

Until 2011, the geographic segmentation of EQY’s income-producing properties was as follows: south Florida, southeast Florida (excluding south Florida), northeastern U.S., and the West Coast. The data regarding EQY’s income-producing properties for 2011 and 2010 have been updated according to the change in geographic segmentation.

[16]	The reference to Southeastern U.S. in this section includes EQY’s income-producing properties in Alabama, Georgia, South Carolina, North Carolina, Louisiana, Mississippi and Virginia.
[17]	The reference to Northeastern U.S. in this section includes EQY’s income-producing properties in New York State, Massachusetts, Connecticut and Maryland.
[18]	The reference to the West Coast in this section includes EQY’s income-producing properties in California and Arizona.

6.5.1	Segmentation of the fair value of income-producing properties

The table below provides data about the value of EQY’s income-producing properties as of December 31, 2012 and 2011 (in U.S.$ thousands):

		As of December 31
Region	Fair value of income- producing properties	2012		2011
			As a percentage of total property value		As a percentage of total property value
South Florida	Consolidated	1,061,864	28.9%	1,003,985	32.0%
	Company’s share	482,501		435,119
North Florida	Consolidated	354,900	9.6%	343,500	10.9%
	Company’s share	161,218		148,840
Southeastern U.S.	Consolidated	500,203	13.6%	509,295	16.3%
	Company’s share	227,443		220,850
Northeastern U.S.	Consolidated	904,275	24.6%	538,700	17.2%
	Company’s share	402,706		225,496
West Coast	Consolidated	858,924	23.3%	745,238	23.7%
	Company’s share	389,485		321,969
Total	Consolidated	3,680,166	100%	3,140,718	100%
	Company’s share	1,663,353		1,352,274

6.5.2	NOI

The table below provides data about EQY’s NOI for 2012, 2011 and 2010 (in U.S.$ thousands):

Region		2012		2011		2010
	NOI		As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
South Florida	Consolidated	72,960	30.6%	70,433	28.5%	70,067	33.8%
	Company’s share	32,226		29,547		30,609
North Florida	Consolidated	30,773	12.9%	41,372	16.8%	40,816	19.7%
	Company’s share	13,589		17,349		17,782
Southeastern U.S.	Consolidated	42,408	17.8%	63,070	25.5%	68,753	33.1%
	Company’s share	18,739		26,330		29,389
Northeastern U.S.	Consolidated	39,226	16.4%	27,774	11.3%	27,840	13.4%
	Company’s share	17,343		11,651		12,161
West Coast	Consolidated	53,190	22.3%	44,271	17.9%	52	—
	Company’s share	23,517		18,596		23
Total	Consolidated	238,557	100%	246,920	100%	207,528	100%
	Company’s share	105,414		102,312		89,964

6.5.3	Average rent per square meter

The table below provides data about EQY’s average monthly rent19 per square meter for 2012 and 2011 (in U.S.$):

Region	For the year ended December 31
	2012			2011
	Average rent	Minimum rent	Maximum rent	Average rent	Minimum rent	Maximum rent
South Florida	16.83	7.87	31.83	16.77	3.57	41.99
North Florida	12.95	6.47	25.29	13.25	5.95	22.59
Southeastern U.S.	10.89	4.58	24.43	11.30	4.05	23.88
Northeastern U.S.	25.91	9.03	124.76	22.00	9.56	38.72
West Coast	30.02	6.29	47.97	28.66	18.41	44.37

[19]	In this report, “average rent” means the total income from a property during the period (including rent, parking fees, management fees, etc., and excluding income arising from the revaluation of properties or their sale), divided by the average G.L.A. in square meters rented out in the property in that period, excluding parking spaces.

6.5.4	Average rent per square meter in agreements entered into in the period

The table below provides data about the average monthly rent per square meter, as reflected from agreements entered into by EQY in 2012 and in 2011 (in U.S.$):

Region	For the year ended December 31
	2012			2011
	Average rent	Minimum rent	Maximum rent	Average rent	Minimum rent	Maximum rent
South Florida	17.14	7.18	37.67	14.94	7.62	42.75
North Florida	10.10	4.48	21.53	10.21	0.72	31.72
Southeastern U.S.	10.51	4.93	34.75	10.78	5.52	30.15
Northeastern U.S.	24.92	13.45	43.06	14.84	11.21	22.42
West Coast	35.55	17.94	67.27	28.05	21.21	60.48

6.5.5	Average occupancy rates

The table below provides data about EQY’s occupancy rates as of December 31, 2012, and the average occupancy rates in each of the years 2012 and 2011:

Region	As of December 31, 2012	For the year ended December 31, 2012(*)	For the year ended December 31, 2011(*)
South Florida	92.6%	92.4%	91.1%
North Florida	87.5%	86.3%	88.3%
Southeastern U.S.	89.6%	89.3%	87.9%
Northeastern U.S.	98.8%	98.5%	98.2%
West Coast	94.2%	93.7%	92.0%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

6.5.6	Number of income-producing properties

The table below provides data about the number of EQY’s income-producing properties as of December 31, 2012 and 2011(*):

Region	As of December 31
	2012	2011
South Florida	48	48
North Florida	30	30
Southeastern U.S.	49	54
Northeastern U.S.	21	15
West Coast	13	12
Total	161	159

(*)	Does not include joint transactions that are accounted for using the equity method.

6.5.7	Average yields

The table below provides data about the EQY’s actual average yields as of December 31, 2012 and 2011 (based on property value at the end of the year):

Region	As of December 31
	2012	2011
South Florida	6.64%	6.53%
North Florida	8.67%	9.24%
Southeastern U.S.	8.35%	8.04%
Northeastern U.S.	5.93%	6.06%
West Coast	6.22%	6.34%

6.6	Expected rental income from lease agreements entered into(*)(**)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(***)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2013	Quarter 1	233,592	—	100	53
	Quarter 2	226,153	—	126	40
	Quarter 3	222,588	—	112	46
	Quarter 4	215,734	—	104	42
	2014	781,533	—	479	228
	2015	662,970	—	444	187
	2016	524,382	—	338	235
	2017 and thereafter	2,100,122	—	732	774
	Total	4,967,074	—	2,435	1,605

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.
(**)	The properties do not include properties under redevelopment.
(***)	The Company does not have information about its expected income from variable components in the lease agreements. As aforesaid in section 6.1.6 above, based on the majority of the agreements between EQY and its tenants, the tenants undertake to pay also a pro rata share of the property expenses, which in 2012 and 2011 represented 29.2% and 27.3%, respectively of EQY’s total revenues. In addition, in the majority of the agreements, the rent is determined based also on a certain percentage of the revenue turnover of the property’s tenant, which in 2012 and 2011 represented 1.8% and 1.2%, respectively, of EQY’s total revenues.

6.7	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about EQY’s properties that were classified as investment properties under construction in the Company’s financial statements20:

Region	Parameters	For the year ended December 31
		2012	2011	2010
Northeastern U.S.	Number of properties under construction at the end of the period	1	1	1
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	12	31	30
	Total costs invested in the current period (consolidated) (in U.S.$ thousand)	2,196	39,349	5,062
	The amount at which the assets are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	9,668	102,500	31,400
	Construction budget during the subsequent period (estimate) (consolidated) (in U.S.$ thousands)	20,281	64,758	38,113
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in U.S.$ thousands) (*)	45,281	71,844	88,848
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	Not signed yet	56.4%	Not signed yet
	Expected annual revenue (estimate) (consolidated) (in U.S.$ thousands) *	—	16,704	—

(*)

The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total G.L.A.

[20]	The reference to “investment properties under construction” does not include properties under redevelopment, which are referred to within the framework of income-producing properties.

6.8	Aggregate data about plots of land in the field of operation

The table below provides aggregate data about EQY’s plots of land (that are classified in the Company’s financial statements as investment property):

Region	Parameters	For the year ended December 31
		2012	2011
South Florida	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	6,200	6,200
	The total area of plots of land at the end of the period (in square meter thousands)	67	67
	Total construction rights on land, according to approved plans (in square meter thousands)	11	11
North Florida	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	11,975	13,275
	The total area of plots of land at the end of the period (in square meter thousands)	273	273
	Total construction rights on land, according to approved plans (in square meter thousands)	20	20
Southeastern U.S.	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	8,175	4,075
	The total area of plots of land at the end of the period (in square meter thousands)	344	336
	Total construction rights on land, according to approved plans (in square meter thousands)	60	51
Northeastern U.S.	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	2,232	—
	The total area of plots of land at the end of the period (in square meter thousands)	7	—
	Total construction rights on land, according to approved plans (in square meter thousands)	7	—
West Coast	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	6,910	7,530
	The total area of plots of land at the end of the period (in square meter thousands)	117	117
	Total construction rights on land, according to approved plans (in square meter thousands)	117	117

6.9	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by EQY in each of the years 2012, 2011 and 2010:

Region			For the year ended December 31
			2012	2011	2010
South Florida	Properties sold	Number of properties sold during the period	—	6 income- producing properties	3 plots of land
		Proceeds from properties sold during the period (consolidated) (in U.S.$ thousands)	—	90,723	2,826
		Area of properties sold during the period (consolidated) (in square meter thousands)	—	49	1
		NOI of properties sold (consolidated) (in U.S.$ thousands)	—	4,571	—
		Loss recorded from the sale of properties (consolidated) (in U.S.$ thousands)	—	(635)	(107)
Properties acqured		Number of properties acquired during the period	—	1 income- producing property	6 income- producing properties
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	—	55,767	67,370
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	—	631	2,128
		Area of properties acquired during the period (consolidated) (in square meter thousands)	—	11	30
North Florida	Properties sold	Number of properties sold during the period	—	14	2
		Proceeds from properties sold during the period (consolidated) (in U.S.$ thousands)	—	140,844	1,852
		Area of properties sold during the period (consolidated) (in square meter thousands)	—	135	24
		NOI of properties sold (consolidated) (in U.S.$ thousands)	—	9,622	—
		Loss recorded from the sale of properties (consolidated) (in U.S.$ thousands)	—	(2,226)	(255)
		Number of properties acquired during the period	—	—	1 income- producing property
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	—	—	19,812
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	—	—	476
		Area of properties acquired during the period (consolidated) (in square meter thousands)	—	—	14

Region			For the year ended December 31
			2012	2011	2010
Southeastern U.S.	Properties sold	Number of properties sold during the period	5 income- producing properties	23 income- producing properties	—
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	17,360	273,903	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	46	228	—
		NOI of properties sold (consolidated) (in U.S.$ thousands)	1,389	22,106	—
		Loss recorded from the sale of properties (consolidated) (in U.S.$ thousands)	(658)	(4,074)	—
	Properties acquired	Number of properties acquired during the period	—	—	—
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	—	—	—
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	—	—	—
		Area of properties acquired during the period (consolidated) (in square meter thousands)	—	—	—
Northeastern U.S.	Properties sold	Number of properties sold during the period	—	1	—
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	—	14,322	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	—	9	—
		NOI of properties sold (consolidated) (in U.S.$ thousands)	—	1,620	—
		Loss recorded from the sale of properties (consolidated) (in U.S.$ thousands)	—	(209)	—
	Properties acquired	Number of properties acquired during the period	6 income- producing properties, 1 plot of land	4 income- producing properties	2 income- producing properties
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	176,148	184,432	55,321
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	4,427	2,345	2,932
		Area of properties acquired during the period (consolidated) (in square meter thousands)	37	34	20

Region			For the year ended December 31
			2012	2011	2010
West Coast	Properties sold	Number of properties sold during the period	1 income producing property	3 income- producing properties	—
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	53,829	78,839	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	12	35	—
		NOI of properties sold (consolidated) (in U.S.$ thousands)	943	3,158	—
		Loss recorded from the sale of properties (consolidated) (in U.S.$ thousands)	(1,443)	(904)	—
	Properties acquired	Number of properties acquired during the period	2	15	1 income- producing property
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	117,158	745,672	29,000
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	5,287	43,313	(*)
		Area of properties acquired during the period (consolidated) (in square meter thousands)	24	353	20

(*)	The said properties were acquired in December 2010.

GAZIT-GLOBE LTD.—CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

6.10 Material investment properties

The table below provides details regarding a material income-producing property of EQY(*)(**):

			Information item												Additional data required under Regulation 8B(I) as the case may be
Property name and characteristics			year	Carrying value at the end of the period (conso-lidated) (in NIS thou-sands)	Fair value at the end of the period (in U.S.$ thousands)	Rental income during the period (conso-lidated) (in U.S.$ thousands)	Actual NOI during the period (conso-lidated) (in U.S.$ thousands)	Revaluation gains conso-lidated) (in U.S.$ thousands)	Rate of return (%)	Adjusted rate of return (%)	Rate of return on cost (%)	Loan to valve (LTV) ratio	Occupancy rate at the end of the period (%)	Average annual rent per square meter (in U.S.$)	Appraiser (name and experience)	Appraisal model used by the appraiser	Additional assumptions underlying the appraisal
Serramo-nte Shopping Center, Daly City, CA	Main use Functional currency	Commerce U.S.$	2012	1,007,910	270,000	26,342	18,427	28,774	6.82	6.82	8.03	—	98.7	358.01	CBRE Group Inc.	Income approach	Discount rate – 8.5% Cap rate - 6.5% Terminal cap rate – 7.0%
	Original cost (in EUR thousands)	229,400
	Company’s share	35.5%	2011	913,219	239,000	25,401	17,633	7,999	7.38%	7.38%	7.69%	—	96.4	351.29	CBRE Group Inc.	Income approach	Discount rate – 9.5% Cap rate - 7.0% Terminal cap rate – 7.5%
	G.L.A (in square meter thousands)	74.3

(*)

It is clarified that the property is not a material property in accordance with the quantitative tests prescribed in the amendment to the Prospectus Details Regulations; however, it is included among the five properties with the highest value in the Company’s financial statements as of December 31, 2012.

(**)	The Company does not have data about the average proceeds per meter in this property.

GAZIT-GLOBE LTD.—CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

6.11	Human capital

6.11.1	As of December 31, 2012, EQY (and its wholly-owned subsidiaries) has 177 full-time employees (181 employees in 2011), as follows: management – 8 employees; finance – 4 employees; – accounting – 21 employees; Northeastern U.S. – 4 employees; Southeastern U.S. – 6 employees; Florida area – 16 employees; Western U.S. – 5 employees; – human resources – 3 employees; information technologies – 10 employees; legal department – 7 employees; administration – 4 employees; marketing – one employee; development and construction department – 5 employees; property portfolio management – 2 employees; property accounting – 37 employees; properties management department – 44 employees.

6.11.2	The said employees are employed either by EQY or by its wholly-owned subsidiaries, some under employment contracts, and are entitled to a base salary and annual bonuses. EQY’s officers are also entitled to long-term stock-based compensation, inter alia according to the plans described below.

6.11.3	EQY’s stock-based compensation plans

6.11.3.1	2000 stock-based compensation plan

6.11.3.1.1	Within the framework of the 2000 stock-based compensation plan (which has been amended from time to time; the “2000 plan”), EQY is authorized to grant to management, employees, directors and service providers of EQY and its subsidiaries up to 13.5 million shares. Under the 2000 plan, entitled individuals can be allotted stock options as well as deferred stock, restricted stock, stock appreciation rights or any other form of compensation based on the value of EQY’s shares, this being at the discretion of the Compensation Committee or the Board of Directors of EQY. Under the 2000 plan, each stock option is exercisable during the period or periods stipulated in the specific agreement between EQY and each allottee, provided that the aforesaid exercise period is not to exceed 10 years from the grant date. In May 2011, the compensation plan was extended and will end at the earlier of July 2021 or when all shares included in the plan are allotted.

6.11.3.1.2	According to the aforementioned plan, in addition to grants to EQY’s employees, every director who is not an employee of EQY is entitled to receive restricted stock upon his appointment and every year thereafter.

6.11.3.2	As of December 31, 2012, 3.52 million EQY stock options had been granted (that had not yet been exercised or had not yet expired) under the 2000 plan, at an average exercise price of U.S.$ 20.73 per share (including 3.04 million stock options exercisable on said date, while the vesting period for the remaining options has not yet ended). As of the aforementioned date, there are also 975 thousand shares, which had been granted as restricted stock under the 2000 plan, and which have not yet vested. It should be noted that each holder of restricted stock is entitled to the dividend receivable from EQY with respect to those shares, even prior to their vesting. In addition, EQY allotted to its officers 800 thousand restricted shares that are not entitled to dividend and voting rights. For additional details, refer to Note 9.c to the financial statements.

6.11.3.3	2004 employee stock purchase plan

Under this plan, which was adopted in October 2004, EQY’s employees (including directors employed by EQY) are entitled to acquire EQY shares at a price that reflects a benefit relative to the share market price, and the cost of the shares will be deducted from their salaries.

6.12	Credit and financing

6.12.1	Share capital issuances—For details regarding issuances by EQY in the reporting period, refer to Note 9.c to the financial statements.

6.12.2	Mortgages—The balance of EQY’s liabilities secured by pledges was U.S.$ 444 million (approximately NIS 1,657 million) as of December 31, 2012; U.S.$ 507 million (approximately NIS 1,937 million NIS); and U.S.$ 534 million (approximately NIS 1,895 million) as of December 31, 2010. Most of the abovementioned loans are repayable in monthly installments, based on repayment schedules that are calculated over a longer period than the term of the loan; the balance of the loan outstanding at the end of the term of the loan is repaid on that date in one payment. To secure the repayment of the aforementioned loans, EQY registers first-ranking, fixed pledges in favor of the lenders (generally banks or insurance companies) on the properties whose acquisition was financed with the aid of the loans, and also registers a lien on its rights under the lease agreements relating to the same properties. These pledges and liens usually constitute the only collateral that EQY provides to the lenders (non-recourse pledges and liens).

6.12.3	Additional financing obtained from financial institutions - EQY has an unsecured revolving credit lines from banks in the total amount of U.S.$ 590 million (according to the terms of the credit lines, as of December 31, 2012 EQY was allowed to utilize U.S$ 496.8 million out of this amount), of which EQY has utilized U.S.$ 172 million as of December 31, 2012. In addition, EQY has an unsecured loan in the amount of U.S.$ 250 million.

6.12.4	Debentures—As of December 31, 2012, EQY has unsecured debentures of par value U.S.$ 731 million (of which debentures of par value U.S.$ 300 million were issued in 2012). The debentures bear fixed interest at an annual rate ranging between 3.75% and 6.25%, and are redeemable between 2015 and 2022. The debentures were rated Baa2 (Stable Outlook) by Moody’s on December 11, 2012 and BBB (Stable Outlook) by S&P on October 6, 2011. For details regarding an issuance of EQY’s debentures as well as its redemption of its debentures in the reporting period, refer to Note 20c to the financial statements.

6.12.5	Summary of balances:

The following table presents the long-term credit and loans (including current maturities and loans attributed to properties designated for sale) received by EQY to finance its operations (excluding loans of equity-accounted joint ventures), as of December 31, 2012:

	Balance (U.S.$ in thousands)	Weighted interest rate (*)	Average repayment period (years)
Secured loans from financial institutions at fixed interest(**)	441,742	6.09%	4.35
Unsecured loans from financial institutions at fixed interest	422,000	2.72%	4.81
Unsecured debentures at fixed interest(***)	724,997	5.02%	6.35
Total	1,591,469	—	—

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Loans for specific use, taken to finance real estate properties.
(***)	Loans not designated for specific use.

6.12.6	Financial covenants

Some of the loans and credit facilities granted to EQY and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. For details regarding these covenants, refer to Note 22d2 to the financial statements.

Also, some of the mortgages granted to EQY and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2012 and immediately prior to the approval date of this report, EQY and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

7.	Acquisition, development and management of shopping centers in Canada

7.1	General

7.1.1	In Canada, the Group operates through the subsidiary FCR, a public company listed on the Toronto Stock Exchange (TSX), that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, which are located mainly in urban growth regions. FCR operates mainly in central Canada in Ontario, in eastern Canada in Quebec, and in western Canada in Alberta and in British Columbia. FCR owns 169 income-producing properties with a G.L.A. of 2.2 million square meters, as well as 6 shopping centers under development and several plots of land for investment.

7.1.2	As of December 31, 2012, the Company owns 45.6% of FCR’s share capital. For details regarding the shareholders’ agreement between the Company and Alony-Hetz regarding their interests in FCR, refer to section 23.3 below.

7.1.3	For each of the properties FCR owns, there are expenses that need to be paid, which include property tax and the maintenance of common areas (cleaning, maintenance, insurance, etc.). In its leases, FCR includes a clause that obliges tenants to bear part of the aforementioned costs. However, due to clauses in its leases that stipulate payment ceilings in this regard, FCR does not recoup from its tenants the full amount of the aforesaid expenses, and has to bear the difference itself.

7.1.4	In addition, FCR has 2 residential properties under development, comprising 899 residential units (through a joint venture with a third party who engages in the residential property field; each of the parties owns 50% of the venture), of which, as of December 31, 2012, 433 residential units have been sold; of these, 249 units are expected to be occupied in 2013.

7.1.5	As part of FCR’s goals, it intends to carry out selective acquisitions of strategic properties and of properties adjacent to its existing properties, as well as selective sales of properties that are not its core business, as well as to continue its development activity.

7.2	Material transactions and changes in business activity

7.2.1	On August 8, 2012, an arrangement was completed in which FCR purchased from GAA the entire share capital of ProMed Properties (CA), Inc. (“ProMed”), a wholly-owned subsidiary of GAA, which owned 12 medical office buildings and commercial properties, as well as the remaining rights (50%) in a property jointly owned by GAA and FCR. In addition, FCR assumed GAA’s liabilities with respect to ProMed’s properties it had purchased, in consideration for FCR allotting 5.5 million shares of FCR to GAA. Concurrent with the said transaction, the Company purchased GAA’s remaining shares not yet owned by the Company, in consideration for cash in the amount of C$ 24.6 million and 1.5 million ordinary shares of FCR (allotted by FCR as part of the consideration for the purchase of ProMed, as specified above).

7.3	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2012, 2011 and 2010 (in NIS thousands and in C$ thousands)*:

	For the year ended December 31
	2012	2011	2010	2012	2011	2010
	In NIS thousands			In C$ thousands
Total rental income (consolidated)	2,237,241	1,892,939	1,718,334	579,466	522,998	473,971
Gains from revaluations (consolidated)	1,103,398	1,684,328	633,075	286,777	465,361	174,622
Operating profit (consolidated)	2,422,528	2,835,771	1,698,319	628,493	783,492	468,450
Same property NOI (consolidated)	1,020,103	935,068	—	264,382	258,349	—
Same property NOI (Company’s share)	493,178	461,257	—	127,818	127,440	—
Total NOI (consolidated)	1,426,309	1,222,525	1,114,089	369,347	337,770	307,301
Total NOI (Company’s share)	689,001	580,699	554,818	178,570	166,618	153,036

(*)	Does not include income-producing properties which are partly owned by FCR, which are presented using the equity method.

GAZIT-GLOBE LTD.—CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

7.4	Economic data regarding geographic regions

7.4.1	The table below provides the macro-economic characteristics[21] of FCR’s main operating regions (in U.S.$):

				Eastern Canada – Quebec			Central Canada – Ontario			Western Canada
	Canada									Alberta			British Columbia
	For the year ended December 31
	31.12.2012	31.12.2011	31.12.2010	31.12.2012	31.12.2011	31.12.2010	31.12.2012	31.12.2011	31.12.2010	31.12.2012	31.12.2011	31.12.2010	31.12.2012	31.12.2011	31.12.2010
Gross domestic product (PPP)	U.S.$ 1,445.5 billion	U.S.$ 1,395.4 billion	U.S.$ 1,334.1 billion	(*)	345,842	319,348	(*)	645,561	612,494	(*)	295,276	263,537	(*)	217,749	203,147
GDP per capita (PPP)	U.S.$ 41,506.9	U.S.$ 40,519.1	U.S.$ 39,171.1	(*)	43,349	40,395	(*)	48,298	46,303	(*)	78,155	70,826	(*)	47,579	44,847
GDP growth rate (PPP)	3.59%	4.59%	4.40%	(*)	4.66%	4.75%[22]	(*)	3.3%	5.31%[22]	(*)	8.95%	9.49%[22]	(*)	4.54%	5.88%[22]
GDP growth rate per capita (PPP)	2.44%	3.48%	3.21%	(*)	7.31%	3.71%[23]	(*)	4.3%	4.07%[23]	(*)	10.3%	8.04%[23]	(*)	6.1%	4.25%[23]
[24] Inflation rate	1.67%	2.66%	1.78%	2%	3%	1.2%	1.0%	3.10%	2.50%	1.1%	2.40%	1.00%	1.1%	2.40%	0.00%
[25] Yield on long term government debt	2.26%	2.41%	3.63%	2.96%	2.97%	3.70%	2.96%	2.79%	4.25%	2.70%	2.39%	4.50%	2.81%	2.82%	3.70%
[26] Rating of long-term government debt	AAA/ Aaa	AAA/ Aaa	AAA/ Aaa	A+	A+	A+	AA-	AA-	AA-	AAA	AAA	AAA	AAA	AAA	AAA
[27] Exchange rate of U.S.$ to C$ as of December 31	1.00312	0.98044	0.99977	—	—	—	—	—	—	—	—	—	—	—	—

*	to the best of the Company’s knowledge, this information has not been published yet.

[21]	Unless stated otherwise, the data provided in the table are based on publications of the International Monetary Fund (“IMF”) (World Economic Outlook Database, October 2012).
[22]	As published by Stats Canada Gross Domestic Product, based on expenses on November 8, 2011 for the years 2006-2010.
[23]	As published by Stats Canada Population by year, by province and territory, on September 29, 2011 for the years 2007-2011.
[24]	With respect to Quebec, Ontario and Alberta, as published by the Stats Canada.
[25]	With respect to data relevant to Canada – according to the Bank of Canada, based on 10-year debentures. The data regarding Quebec, Ontario and Alberta is as published by the Financial Post for a 28 year, 24 year and 24 year period, respectively, as of February 19, 2013. With respect to Alberta, according to Globe Investor for a 4 year period as of February 20, 2013.
[26]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[27]	OandA (www.oanda.com) and the Bank of Canada.

GAZIT-GLOBE LTD.—CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

7.4.2	Additional macro-economic data

As of December 31, 2012, Canada’s economy is growing at a moderate pace, and is feeling the uncertainty of the slow growth of the world’s major economies, especially due to the debt crisis in the U.S. and in Europe. In addition, the capital and debt markets are accessible, but are volatile at times, mostly due to factors external to the Company and to the Canadian economy. In addition, the introduction of major American retail chains into the Canadian retail market acts as a catalyst for the growth of the retail tenants in most of the areas FCR operates in and is expected to increase competition in the field.

7.5	Aggregate data about the field of operation

The tables below provide data about FCR’s income-producing properties as of December 31, 2012 and 2011:

7.5.1	G.L.A of income-producing properties

The following table provides details regarding the G.L.A. of FCR’s income-producing properties as of December 31, 2012 and 2011 (in square meter thousands):

		As of December 31
Region	Total G.L.A. of income- producing properties	2012		2011
			As a percentage of total property G.L.A.		As a percentage of total property G.L.A.
Central Canada[28]	Consolidated	966	43.2%	916	43.6%
	Company’s share	440		453
Eastern Canada[29]	Consolidated	580	25.9%	535	25.4%
	Company’s share	265		264
Western Canada[30]	Consolidated	690	30.9%	651	31.0%
	Company’s share	314		321
Total	Consolidated	2,236	100%	2,102	100%
	Company’s share	1,019		1,038

[28]	The reference to “Central Canada” in this section includes FCR’s properties in Ontario.
[29]	The reference to “Eastern Canada” in this section includes mainly FCR’s properties in Quebec.
[30]	The reference to “Western Canada” in this section includes FCR’s properties in British Columbia and Alberta.

7.5.2	The fair value of income-producing properties

The table below provides data about the fair value of FCR’s income-producing properties as of December 31, 2012 and 2011 (in C$ thousands)(*):

		As at December 31
Region	Fair value of income- producing properties	2012		2011
			As a percentage of total property value		As a percentage of total property value
Central Canada	Consolidated	2,841,655	44.0%	2,576,096	46.2%
	Company’s share	1,295,104		1,302,118
Eastern Canada	Consolidated	1,220,947	19.0%	1,003,210	18.0%
	Company’s share	556,455		507,085
Western Canada	Consolidated	2,384,700	37.0%	2,000,000	35.8%
	Company’s share	1,086,844		1,010,924
Total	Consolidated	6,447,302	100%	5,579,306	100%
	Company’s share	2,938,403		2,820,127

(*)	Does not include income-producing properties that are partly owned by FCR, which are presented using the equity method.

7.5.3	NOI

The table below provides data about FCR’s NOI for 2012, 2011 and 2010 (in C$ thousands)(*):

Region	NOI	2012		2011		2010
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Central Canada	Consolidated	166,138	45.0%	151,960	45.7%	139,295	45.4%
	Company’s share	80,320		74,960		69,369
Eastern Canada	Consolidated	75,805	20.5%	65,253	19.6%	64,568	21.1%
	Company’s share	36,649		32,188		32,155
Western Canada	Consolidated	127,414	34.5%	115,353	34.7%	102,664	33.5%
	Company’s share	61,600		56,902		56,127
Total	Consolidated	369,357	100%	332,566	100%	306,527	100%
	Company’s share	178,569		164,050		152,651

(*)	Does not include income-producing properties that are partly owned by FCR, which are presented using the equity method.

7.5.4	Average rent per square meter

The table below provides data about FCR’s average monthly rent per square meter for 2012 and 2011 (in C$):

Region	For the year ended December 31
	2012	2011
Central Canada	22.72	21.89
Eastern Canada	18.64	17.82
Western Canada	23.25	22.93

7.5.5	Average rent per square meter in agreements entered into in the period

The table below provides data about the average monthly rent per square meter, as reflected by agreements the lease period according to which began in 2012 and in 2011 (in C$)31:

Region	For the year ended December 31
	2012	2011
Central Canada	26.89	24.24
Eastern Canada	20.86	16.79
Western Canada	27.64	27.67

7.5.6	Average occupancy rates

The table below provides data about the occupancy rates of FCR’s properties as of December 31, 2012, and the average occupancy rates for the years 2012 and 2011:

Region	As of December 31, 2012	For the year ended December 31, 2012(*)	For the year ended December 31, 2011(*)
Central Canada	96.4%	96.8%	97.7%
Eastern Central Canada	95.1%	94.9%	94.9%
Western Canada	94.9%	95.1%	95.5%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

[31]	The data in section 7.5.5 relate to the average rent per square meter, as reflected by agreements the lease period according to which began in 2012 and in 2011 (as the case may be) as disclosed by FCR, and not to the average rent per square meter as reflected by agreements signed in the said periods (as required by the Investment Property Guideline), as there is no material difference between the different approaches with respect to the data presented.

7.5.7	Number of income-producing properties

The table below provides data about the number of FCR’s income-producing properties as of December 31, 2012 and 2011:

Region	As of December 31
	2011	2010
Central Canada	71	67
Eastern Central Canada	50	47
Western Canada	48	48
Total	169	162

7.5.8	Average yields

The table below provides data about FCR’s actual average yields as of December 31, 2012 and 2011 (based on property value at the end of the year):

Region	As of December 31
	2012	2011
Central Canada	5.29%	5.86%
Eastern Canada	5.92%	6.29%
Western Canada	5.31%	5.68%

7.6	Expected rental income from lease agreements entered into(*)

Period of recognition of income		Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(**)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2013	Quarter 1	373,640	192,306	271	83
	Quarter 2	371,900	191,455	165	43
	Quarter 3	367,577	189,190	169	50
	Quarter 4	359,830	185,253	442	125
2014		1,317,741	679,075	621	214
2015		1,166,838	602,298	591	235
2016		1,034,803	534,067	517	208
2017 and thereafter		4,665,316	2,418,646	1,699	1,176
Total		9,657,645	4,992,290	4,475	2,134

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.
(**)	Variable rent was estimated as a percentage of the total rental income in 2012.

7.7	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about FCR’s properties that were classified as investment properties under construction in the Company’s financial statements:

Region	Parameters	For the year ended December 31
		2012	2011	2010
Eastern Canada	Number of properties under construction at the end of the period	3	3	—
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	40	7	—
	Total costs invested in the current period (consolidated) (in C$ thousands)	48,369	8,610	—
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	150,086	94,790	—
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	45,579	11,203	—
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands) (*)	92,193	17,840	—
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	94.5%	94%	—
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	—	820	—

Region	Parameters	For the year ended December 31
		2012	2011	2010
Central Canada	Number of properties under construction at the end of the period	3	4	3
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	3	28.9	13.5
	Total costs invested in the current period (consolidated) (in C$ thousands)	59,095	78,436	23,419
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	251,697	92,304	101,357
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	6,733	40,904	16,076
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands) (*)	7,503	47,433	16,076
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	93.2%	92%	100%
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	—	1,268	—

(*)	The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total G.L.A.

7.8	Aggregate data about plots of land for investment in the field of operation

The table below provides aggregate data about FCR’s plots of land for investment (that are classified in the Company’s financial statements as investment property):

Region	Parameters	For the year ended December 31
		2012	2011
Eastern Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	—	14,643
	The total area of plots of land at the end of the period (in square meter thousands)	—	44
	Total construction rights on land, according to approved plans (in square meter thousands)	—	34
Central Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	107,043	65,631
	The total area of plots of land at the end of the period (in square meter thousands)	232	225
	Total construction rights on land, according to approved plans (in square meter thousands)	1,475	53
Western Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	28,423	20,571
	The total area of plots of land at the end of the period (in square meter thousands)	241	134
	Total construction rights on land, according to approved plans (in square meter thousands)	854	—

7.9	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by FCR in each of the years 2012 and 2011:

Region			For the year ended December 31
			2012	2011	2010
Eastern Canada	Properties sold	Number of properties sold during the period	1 income-producing property 1 plot of land	—	—
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	14,035	—	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	13	—	—
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	1,144	—	—
	Properties acquired	Number of properties acquired during the period	14 income-producing properties	1 income-producing property 4 plots of land	3 income-producing properties 3 plots of land
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	154,900	82,300	13,100
		NOI of properties acquired (consolidated) (in C$ thousands)	8,618	5,148	630
		Area of properties acquired during the period (consolidated) (in square meter thousands)	86	63	8.5
Central Canada	Properties sold	Number of properties sold during the period	4 income-producing properties 1 plot of land	—	—
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	140,631	—	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	76	—	—
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	9,386	—	—
	Properties acquired	Number of properties acquired during the period	19 income- producing properties 10 plots of land	3 income- producing properties 10 plots of land	4 income- producing properties 9 plots of land
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	314,100	173,800	138,950
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	14,432	7,466	5,904
		Area of properties acquired during the period (consolidated) (in square meter thousands)	116	39.9	75.8

Region			For the year ended December 31,
			2012	2011	2010
Western Canada	Properties sold	Number of properties sold during the period	6 income- producing properties	2 income- producing properties	1 income- producing property 1 plot of land
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	100,021	52,800	12,752
		Area of properties sold during the period (consolidated) (in square meter thousands)	35	12.3	6.3
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	7,437	2,743	910
		Profit (loss) recorded from the sale of properties (consolidated) (in C$ thousands)	—	211	283
	Properties acquired	Number of properties acquired during the period	12 income- producing properties 1 plot of land	3 income- producing properties 7 plots of land	6 income- producing properties 3 plots of land
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	329,800	157,600	163,005
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	15,006	8,717	11,002
		Area of properties acquired during the period (consolidated) (in square meter thousands)	97	66.9	67.6

*	It is clarified that the disclosure of properties sold and acquired by FCR in a certain year refers to all property acquisitions by FCR during the year. However, if the properties were acquired in proximity to FCR’s existing properties, after the acquisition FCR treats them as part of these existing properties, and such acquired properties are therefore not counted separately among FCR’s properties, as specified in Section 7.5.7 above.

7.10	Human capital

7.10.1	As of December 31, 2012, FCR (and its wholly-owned subsidiaries) has 397 full-time employees (341 employees in 2011), in the development, property rental and management, administration, legal, construction management and financial departments.

7.10.2	The said employees are employed by FCR or its subsidiaries, under personal contracts, and are entitled to a base salary, various benefits (such as health insurance, life insurance etc.), performance-based annual bonuses and long-term share-based compensation, inter alia according to the plans described below.

7.10.3	FCR’s share-based compensation plans

7.10.3.1	Share option plan

Pursuant to this plan (established in 2003 and amended from time to time), as of December 31, 2012, FCR has a framework of up to 15.2 million share options that are exercisable into FCR shares, which are intended to be granted to FCR’s employees, officers and directors, usually with a maximum exercise period of 10 years; exercise of the options is subject to vesting periods determined at the time of grant (usually in equal annual installments over 3 to 5 years). As of December 31, 2012, share options had been granted that are exercisable into 5.7 million shares in FCR and that had not yet been exercised, and each of these is exercisable into one ordinary share at an average price of C$ 15.65. In addition, 4.8 million share options are available for future allotment.

7.10.3.2	Restricted share unit plan

Pursuant to this plan (established in 2003 and amended from time to time), restricted share units are granted to FCR’s employees and to its officers. Each such unit has a vesting period of 3 years, and confers on its holder the right to receive one share in FCR or its cash value (or a combination of the two), at FCR’s discretion. As of December 31, 2012, 302 thousand restricted share units that had not yet been allotted and that had not yet vested as of the said date had been granted under the aforesaid plan.

7.10.3.3	Deferred share unit plan

Pursuant to this plan (established in 2003 and amended from time to time), directors who are not employed by FCR are entitled to receive the compensation for their service as directors in deferred share units. Each such unit may be redeemed once its holder no longer serves as a director of FCR or of any of its subsidiaries, and confers on its holder the right to receive one share or its cash value (or a combination of the two), at FCR’s discretion. As of December 31, 2012, 345 thousand deferred share units that had not yet vested as of the said date had been granted under the aforesaid plan.

For additional information, see Note 9.d to the financial statements.

7.11	Credit and financing

7.11.1	Share capital issuances: For details regarding issuances completed by FCR in 2012, refer to Note 9d5 to the financial statements.

7.11.2	For details regarding convertible debentures redeemed by FCR against the issuance of shares and regarding the issuance of shares in place of interest in respect of convertible debentures, refer to Note 21c1 to the financial statements.

7.11.3	Convertible debentures—As of December 31, 2012, FCR has unsecured convertible debentures of par value C$ 338.6 million (of which debentures of par value C$ 127.5 million were issued in 2012). The debentures are convertible into 14.7 million shares of FCR at a price per share of C$ 18.75-27.75. The debentures bear fixed interest at an annual rate ranging between 4.75% and 5.70%, and are redeemable between 2017 and 2019. According to the terms of the convertible debentures, FCR may redeem them (principal and interest) by issuing shares. For details regarding early redemption by FCR of its convertible debentures, refer to Note 21c to the financial statements. For details regarding FCR’s issuance of additional convertible debentures after the reporting period, refer to Note 41f to the financial statements.

7.11.4	Mortgages—The total of FCR’s mortgage-secured liabilities was C$ 1,613.8 million (approximately NIS 6,051 million) as of December 31, 2012; C$ 1,410 million (approximately NIS 5,272 million) as of December 31, 2011 and C$ 1,318 million (approximately NIS 4,685 million) as of December 31, 2010.

Most of the abovementioned loans are repayable in equal monthly installments (principal and interest) based on repayment schedules that are calculated over a longer period than the term of the loan; the balance of the loan outstanding at the end of the term of the loan is repaid on that date in one payment, with the settlement of the last payment usually covered by FCR arranging refinancing. To secure the repayment of the aforementioned loans, FCR registers first-ranking, fixed pledges in favor of the lenders on the properties, whose acquisition was financed with the aid of the loans, and also registers a lien on its rights under the lease agreements relating to the same properties. Some of these pledges and liens are non-recourse, while, with regard to the remainder, FCR has given an undertaking to repay a certain percentage of the loan in addition to any proceeds derived from the collateral.

7.11.5	Additional financing obtained from financial institutions—FCR has unsecured revolving credit lines from banks in the total amount of C$ 575 million (approximately NIS 2,156 million). As of December 31, 2012, the credit lines were not utilized. However, guarantees in the amount of C$ 43 million (approximately NIS 163 million) were provided for these credit lines.

7.11.6	Debentures—As of December 31, 2012, FCR has unsecured debentures (not including convertible debentures) of par value C$ 1,478.9 million (of which debentures of par value C$ 475 million were issued in 2012). The debentures bear fixed interest at an annual rate ranging between 3.95% and 5.95%, and are redeemable between 2014 and 2022. The debentures were rated BBB (High) by DBRS on November 14, 2012 and Baa2 by Moody’s on November 20, 2012. For details regarding the issuance of debentures and early redemption by FCR of its debentures, refer to Note 21d to the financial statements. For details regarding FCR’s issuance of debentures after the reporting period, refer to Note 40a to the financial statements.

7.11.7	Summary of balances:

The following table presents the long-term credit and loans (including current maturities and liabilities attributed to held-for-sale properties in the amount of C$ 242.9 million and C$ 46.1 million, respectively) received by FCR to finance its operations, as of December 31, 2012:

	Balance (C$ in thousands)	Weighted interest rate (*)	Average repayment period (years)
Secured loans from financial institutions at fixed interest(**)	1,577,272	5.28%	4.5
Secured loans from financial institutions at variable interest	36,443	3.25%	1.47
Unsecured debentures at fixed interest (**) (****)	1,469,074	5.15%	6.2
Other credit	18,762	1.25%	2
Total	3,101,551	—	—

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Loans not designated for specific use by FCR.
(***)	Excludes debentures (Series C—I) which are convertible into FCR shares.

7.11.8	Financial covenants

Some of the loans and credit facilities granted to FCR and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. For details regarding FCR’s financial covenants, refer to Note 22d3 to the financial statements.

Also, some of the mortgages granted to FCR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2012 and immediately prior to the approval date of this Report, FCR and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

8.	Acquisition, development and management of shopping centers in Northern Europe

8.1	General

8.1.1	In Northern Europe, the Company operates mainly through CTY, whose shares are listed on the Helsinki Stock Exchange (OMX), in Finland. CTY is the owner, operator and developer of income-producing properties, mainly shopping centers and other retail properties of different sizes and is a market leader in the shopping centers sector in Finland. CTY operates mainly in Helsinki and other major cities in Finland, as well as in Sweden, Estonia and Lithuania, and since 2012 also in Denmark. CTY owns 78 income-producing properties (of which 37 are shopping centers and the rest are other retail properties) with a G.L.A. of 1 million square meters.

8.1.2	As of December 31, 2012, the Company owns directly 48.8% of CTY’s issued share capital.

8.1.3	CTY’s principal customers are supermarkets, retail stores (local and international), and banks. One of its tenants is Kesko, a leading supermarket chain in Finland, and 16.9% of CTY’s rental income in 2012 are from its engagements with various chains owned by Kesko (17.2% in 2011).

8.1.4	According to most of the agreements signed between CTY and its tenants, tenants undertake to pay, in addition to rent, management fees to cover operating costs which CTY incurs in maintaining the property. In addition, CTY has lease agreements in which the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant, while setting a minimum rent; however this component does not represent a material share of CTY’s total rental income.

8.1.5	CTY intends to continue selling properties which are not in its core business, including for the purpose of continuing to improve its investment portfolio and enhancing its equity and asset structure.

8.2	Material transactions and changes in the business activity

In December 2012, CTY and the Canada Pension Plan Investment Board entered into an agreement for the acquisition of a shopping center (Kista Galleria), in equal shares, for a total consideration of EUR 530 million (approximately NIS 2,608 million). The acquisition was completed in January 2013. The shopping center is located in Stockholm, Sweden, and comprises G.L.A. of 90 thousand square meters, most of which are used for commercial purposes while the remainder comprises a hotel, student dorms and various services. Half of the acquisition was financed by a bank loan (for additional details, refer to Note 40c to the financial statements).

8.3	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2012, 2011 and 2010 (in NIS thousands and in EUR thousands):

	For the year ended December 31
	2012	2011	2010	2012	2011	2010
	In NIS thousands			In EUR thousands
Total rental income (consolidated)	1,185,424	1,080,738	970,633	239,208	217,054	195,934
Gains (losses) from revaluations (consolidated)	117,331	(176,665)	251,797	23,582	(35,255)	50,828
Operating profit (consolidated)	811,679	406,283	781,375	163,650	81,827	157,730
Same property NOI (consolidated)	581,189	556,503	—	117,291	111,767	—
Same property NOI (Company’s share)	279,848	242,279	—	56,477	48,659	—
Total NOI (consolidated)	802,939	719,514	630,196	162,023	144,473	127,212
Total NOI (Company’s share)	366,905	318,285	278,038	74,046	63,924	56,125

8.4	Economic data regarding geographic regions

8.4.1	The table below provides the macro-economic characteristics[32] of CTY’s main operating regions (in U.S.$):

	Finland			Sweden
	December 31
Macro-economic parameters	2012	2011	2010	2012	2011	2010
Gross domestic product (PPP)	U.S.$ 197.9 billion	U.S.$ 194.3 billion	U.S.$ 187.7 billion	U.S.$ 395.8 billion	U.S.$ 384.7 billion	U.S.$ 356.3 billion
GDP per capita (PPP)	U.S.$ 36,458.5	U.S.$ 35,981	U.S.$ 34,918.4	U.S.$ 41,749.6	U.S.$ 40,704.8	U.S.$ 38,203.6
GDP growth rate (PPP)	1.82%	4.93%	4.84%	2.89%	6.18%	6.91%
GDP growth rate per capita (PPP)	1.33%	4.43%	4.37%	2.57%	5.80%	6.59%
Inflation rate	2.64%	2.61%	1.69%	0.88%	0.45%	1.91%
Yield on long-term government debt[33]	1.60%	2.52%	3.19%	1.51%	1.68%	3.21%
Rating of long-term government debt[34]	AAA/Aaa	AAA/Aaa	AAA\Aaa	AAA\Aaa	AAA/Aaa	AAA\Aaa
Consumer confidence index[35]	3.5	1.5	20.8	12.2-	7.4-	22.6
Unemployment rate[36]	7.6%	7.8%	8.4%	7.5%	7.4%	8.4%
Change in consumer expenditure[37]	4.6%	5.3%	3.8%	0.9%	0.7%	4.7%
Exchange rate of local currency to U.S.$ as of December 31[38]	U.S.$ - Euro 1.321	U.S.$ - Euro 1.295	U.S.$ - Euro 1.3253	U.S.$ - SEK 0.15362	U.S.$ - SEK 0.14502	U.S.$ - SEK 0.14502

[32]	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2012.
[33]	According to the European Central Bank (“ECB”) (www.ecb.in), with respect to 10-year debentures as of December 31, 2012.
[34]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[35]	According to Trading Economics data (www.tradingeconomics.com).
[36]	According to IMF data (www.imf.org).
[37]	According to Trading Economics data (www.tradingeconomics.com and www.stat.fi).
[38]	According to OandA (www.oanda.com).

8.5	Additional macro-economic data

2012 was characterized by financial uncertainty, although a positive development was seen which is reflected in an increase in retail commerce in the markets in which CTY operates. Due to the worsening of the European debt crisis over the year, the uncertainty increased and the instability in the European financial markets continued to affect the cost and availability of credit.

In 2012, retail sales in the Nordic countries increased, as did the CPI (both are indices that affect CTY’s operations). In addition, Sweden and Finland recorded a low unemployment rate relative to the average rate in the Eurozone, but in the Baltic countries the unemployment rate remained high.

8.6	Aggregate data about the field of operation

The tables below provide data about CTY’s income-producing properties as of December 31, 2012 and 2011:

8.6.1	G.L.A of income-producing properties

The following table provides details regarding the G.L.A. of CTY’s income-producing properties as of December 31, 2012 and 2011 (in square meter thousands):

		As of December 31
Region	Total G.L.A. of income-producing properties	2012		2011
			As a percentage of total property G.L.A.		As a percentage of total property G.L.A.
Finland	Consolidated	596	59.6%	578	58.1%
	Company’s share	291		259
Sweden	Consolidated	274	27.4%	304	30.5%
	Company’s share	134		132
Other[39]	Consolidated	130	13.0%	113	11.4%
	Company’s share	64		54
Total	Consolidated	1,000	100%	995	100%
	Company’s share	489		445

[39]	The reference to “Other” in section 8 includes Lithuania, Estonia and Denmark, consolidated.

8.6.2	Segmentation of the fair value of income-producing properties

The table below provides data about the value of CTY’s income-producing properties as of December 31, 2012 and December 31, 2011 (in EUR thousands):

		As at December 31
Region	Fair value of income-producing properties	2012		2011
			As a percentage of total property value		As a percentage of total property value
Finland	Consolidated	1,664,388	61.2%	1,528,102	61.1%
	Company’s share	811,803		668,785
Sweden	Consolidated	739,180	27.2%	709,789	28.4%
	Company’s share	360,534		340,973
Other	Consolidated	316,031	11.6%	262,800	10.5%
	Company’s share	154,144		126,246
Total	Consolidated	2,719,599	100%	2,500,691	100%
	Company’s share	1,326,481		1,136,004

8.6.3	NOI

The table below provides data about CTY’s NOI for 2012, 2011 and 2010 (in EUR thousands):

Region	NOI	2012		2011		2010
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Finland	Consolidated	98,195	60.6%	90,672	62.7%	86,712	68.2%
	Company’s share	43,743		39,725		38,070
Sweden	Consolidated	39,207	24.2%	35,379	24.5%	28,700	22.6%
	Company’s share	18,447		15,431		12,460
Other	Consolidated	24,621	15.2%	18,422	12.8%	11,800	9.2%
	Company’s share	11,856		8,768		5,595
Total	Consolidated	162,023	100%	144,473	100%	127,212	100%
	Company’s share	74,046		63,924		56,125

8.6.4	Average rent per square meter

The table below provides data about CTY’s average monthly rent per square meter for 2012 and 2011 (in EUR):

Region	For the year ended December 31
	2012	2011
Finland	21.4	21.0
Sweden	19.3	17.2
Other	20.5	20.2

8.6.5	Average rent per square meter in agreements entered into in the period

The table below provides data about the average monthly rent per square meter, as reflected by agreements entered into by CTY in 2012 and in 2011 (in EUR):

Region	For the year ended December 31
	2012	2011
Finland	21.7	20.2
Sweden	19.4	18.2
Other	16.5	18.8

8.6.6	Average occupancy rates

The table below provides data about the occupancy rates of CTY’s properties as of December 31, 2012, and average occupancy rates for the years 2012 and 2011:

Region	As of December 31, 2012	For the year ended December 31, 2012(*)	For the year ended December 31, 2011(*)
Finland	95.3%	94.6%	94.1%
Sweden	94.7%	95.5%	96.1%
Other	99.6%	99.7%	99.9%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

8.6.7	Number of income-producing properties

The table below provides data about the number of CTY’s income-producing properties as of December 31, 2012 and 2011:

Region	As of December 31
	2012	2011
Finland	59	60
Sweden	14	16
Other	5	4
Total	78	80

8.6.8	Average yields

The table below provides data about CTY’s actual average yields as of December 31, 2012 and 2011 (based on property value at the end of the year):

Region	As of December 31
	2012	2011
Finland	6.3%	6.0%
Sweden	5.6%	5.4%
Other	8.6%	8.0%

8.7	Expected rental income from lease agreements entered into(*)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2013	Quarter 1	81,182	1,404	1,338	94
	Quarter 2	26,746	463	160	22
	Quarter 3	41,446	717	203	34
	Quarter 4	68,422	1,183	209	54
	2014	211,176	3,652	533	167
	2015	181,966	3,147	549	130
	2016	145,465	2,516	426	111
	2017 and thereafter	345,355	5,972	428	299
	Total	1,101,758	19,054	3,846	911

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.

8.8	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about CTY’s properties that were classified as investment properties under construction in the Company’s financial statements:

Region	Parameters	For the year ended December 31
		2012	2010	2010
Finland	Number of properties under construction at the end of the period	—	1	2
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	—	7.3	14.6
	Total costs invested in the current period (consolidated) (in EUR thousands)	—	6,993	13,343
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	—	19,420	21,466
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	—	5,900	8,876
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands) (*)	—	5,900	22,700
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	—	71%	63%
	Expected annual revenue (consolidated) (in EUR thousands)(*)	—	2,049	7,400
Sweden	Number of properties under construction at the end of the period	—	—	1
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	—	—	13
	Total costs invested in the current period (consolidated) (in EUR thousands)	—	—	26,300
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	—	—	43,300
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	—	—	7,973
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands) (*)	—	—	51,100
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	—	—	86%
	Expected annual revenue (consolidated) (in EUR thousands)(*)	—	—	7,300

Other	Number of properties under construction at the end of the period	—	1	—
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	—	11.9	—
	Total costs invested in the current period (consolidated) (in EUR thousands)	—	2,331	—
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	—	14,673	—
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	—	4,669	—
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands) (*)	—	7,000	—
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	—	80%	—
	Expected annual revenue (consolidated) (in EUR thousands)(*)	—	2,312	—

(*)

The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total G.L.A.

8.9	Aggregate data about plots of land in the field of operation

As of December 31, 2012 and 2011, CTY did not own plots of land, other than one negligible plot.

8.10	Acquisition and sale of properties

The table below provides data about properties sold and acquired by CTY in 2012 and 2011*:

Region			For the year ended December 31, 2012	For the year ended December 31, 2011
Finland	Properties sold	No properties were sold in the period	2	5
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	1,375	8,400
		Area of properties sold during the period (consolidated) (in square meter thousands)	8.0	15.3
		NOI of properties sold (consolidated) (in EUR thousands)	—	91.4
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	(952)	38
	Properties acquired	Number of properties acquired during the period	1	No properties were acquired during the period
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	20,381
		NOI of properties acquired (consolidated) (in EUR thousands)	989
		Area of properties acquired during the period (consolidated) (in square meter thousands)	14
Sweden	Properties sold	Number of properties sold during the period	2	2
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	15,525	10,600
		Area of properties sold during the period (consolidated) (in square meter thousands)	16.1	6.9
		NOI of properties sold (consolidated) (in EUR thousands)	—	900
		Profit recorded from the sale of properties (consolidated) (in EUR thousands)	2,319	593
	Properties acquired	Number of properties acquired during the period	No properties were acquired during the period	2
		Cost of properties acquired during the period (consolidated) (in EUR thousands)		28,500
		NOI of properties acquired (consolidated) (in EUR thousands)		849
		Area of properties acquired during the period (consolidated) (in square meter thousands)		19.3
Other	Properties acquired	Number of properties acquired during the period	1	1
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	24,312	105,000
		NOI of properties acquired (consolidated) (in EUR thousands)	801	5,842
		Area of properties acquired during the period (consolidated) (in square meter thousands)	14.7	42.7

*	CTY did not sell or acquire income-producing properties in 2010.

GAZIT-GLOBE LTD.—CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

8.11	Material investment properties

The table below provides details regarding material income-producing properties of CTY(*) (**):

				Information Item												Additional data required under Regulation 8B(I) as the case may be
			Year	Carrying value at the end of the period (conso- lidated) (in NIS thou- sands)	Fair value at the end of the period (in EUR thousands)	Rental income during the period (conso- lidated) (in EUR thousands)	Actual NOI during the period (conso- lidated) (in EUR thousands)	Revaluation gains (losses) (in EUR thousands)	Rate of return	Adjusted rate of return	Rate of return on cost	Loan to valve (LTV) ratio	Occupancy rate at the end of the period	Average monthly rent per square meter	Appraiser (name and experience)	Appraisal model used by the appraiser	Additional assum- ptions underlying the appraisal
Property name and characteristics																	Discount rate	Annual rent per square meter
ISO Omena- Helsinki Finland	Main use Functional currency	Commerce EUR	2012	1,839,196	373,775	23,702	18,391	18,763	4.9%	5.2%	4.9%	—	99.8%	32.0	Jones Lang LaSalle	DCR	5.25%	32.4
	Original cost (in EUR thousands)	371,787	2011	1,676,485	339,500	22,705	17,500	14,527	5.2%	5.0%	5.2%	—	99.8%	31.6	Jones Lang LaSalle	DCR	5.25%	31.7
	Company’s share	29.3%	2010	1,527,499	322,400	21,800	16,600	19,909	5.1%	5.4%	5.0%	—	99.3%	30.7	Realia Management OY	DCR	5.30%	30.8
	G.L.A (in square meter thousands)	63
Liljuhalmstorget Stockholm, Sweden	Main use Functional currency	Commerce SEK	2012	1,280,205	260,172	14,380	10,311	5,973	4.0%	4.2%	4.1%	—	97.9%	29.5	Jones Lang LaSalle	DCR	5%	32.8
	Land cost + constr. Cost (in EUR thousands)	250,796	2011	1,192,551	241,500	13,109	8,808	(1,553)	3.6%	3.8%	3.9%	—	98.1%	27.5	Jones Lang LaSalle	DCR	5.0%	31.2
	Company’s share	48.8%	2010	1,135,201	239,600	11,100	6,100	4,939	2.6%	3.7%	2.7%	—	96.0%	24.9	Realia Management OY	DCR	5.40%	28.3
	G.L.A (in square meter thousands)	40.9
Koskikeskus	Main use Functional currency	Commerce EUR	2012	865,534	175,900	10,956	8,570	639	4.9%	5.6%	8.6%	—	100%	30.4	Jones Lang LaSalle	DCR	6.0%	32.2
	Original cost (in EUR thousands)	99,535	2011	684,421	138,600	9,603	7,643	4,793	5.5%	5.7%	10.8%	—	100%	29.9	Jones Lang LaSalle	DCR	6.0%	24.8
	Company’s share	(***)48.8%
	G.L.A (in square meter thousands)	34.3
			2010	577,244	121,835	9,158	7,217	6,519	5.9%	6.3%	10.8%	—	96.8%	31.2	Realia Management OY	DCR	6.1%	29.6
Myyrmanni, Finland	Main use Functional currency	Commerce EUR	2012	793,822	161,326	12,423	9,027	(1,722)	5.6%	5.6%	7.3%	—	96.4%	26.8	Jones Lang LaSalle	DCR	5.75%	27.3
	Original cost (in EUR thousands)	123,515	2011	771,331	156,200	11,298	8,310	860	5.3%	5.5%	6.4%	—	94.7%	25.9	Jones Lang LaSalle	DCR	5.75%	26.7
	Company’s share	48.8%	2010	711,159	150,100	11,150	8,121	(5,728)	5.4%	5.3%	6.6%	—	93.5%	26.2	Realia Management OY	DCR	6.0%	25.8
	G.L.A (in square meter thousands)	39.7

	Year	Carrying value at the end of the period (consolidated) (in NIS millions)	Fair value at the end of the period (in NIS millions)	Rental income during the period (consolidated) (in NIS millions)	Actual NOI during the period (consolidated) (in NIS millions)	Revaluation gains (losses) (in NIS millions)
Other property (other than material ones)(****)	2012	51,116	51,116	4,843	3,244	1,691
	2011	51,665	51,665	4,436	2,986	1,577
	2010	47,730	47,730	3,883	2,618	808

(*)	It is clarified that the properties below are not material properties in accordance with the quantitative tests prescribed in the amendment to the Prospectus Details Regulations; however, they are included as the five properties with the highest value in the Company’s financial statements as of December 31, 2012.
(**)	The Company does not have data about the average proceeds per meter in the said properties.
(***)	During 2012, CTY purchased the remainder of the interests in Koskikeskus (41.7%), and as of that date the property is wholly-owned by it.
(****)	The data does not include all of the Company’s material properties that are presented in section 6.10 above and in this section 8.11.

GAZIT-GLOBE LTD.—CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

8.12	Human capital

8.12.1	As of December 31, 2012, CTY (and its wholly-owned subsidiaries) has 129 employees (136 employees in 2011), as follows: CTY’s operations in Finland – 86 employees; CTY’s operations in Sweden – 32 employees; CTY’s operations in the Baltic countries (Estonia and Lithuania) – 12 employees; CTY’s operations in the Netherlands – 1 employee.

8.12.2	The said employees are employed under personal contracts, and are entitled to a base salary and various benefits, according to position. Officers and key employees are also entitled to long-term stock-based compensation, inter alia, as detailed below.

8.12.3	CTY’s share-based compensation plans

8.12.3.1	2007 plan

In April 2007, CTY’s Board of Directors approved a share compensation plan for its key employees. In accordance with the terms of this plan, shares in CTY are granted to allottees identified by the Board of Directors every year, in accordance with the achieving of set targets. Until December 31, 2012, CTY had so granted 242 Thousand shares to such key employees. As of the date of this report, the plan has ended.

8.12.3.2	2011 option plan

In May 2011, CTY’s Board of Directors approved a compensation plan for its key employees and those of its subsidiaries, up to a scope of 7.25 million options. The 2011 option plan requires, inter alia, each of the allottees to purchase shares in CTY with 25% of their revenues from exercise of the options (up to share interests in the amount of the employee’s annual salary), and to hold these throughout their employment period or while their agreement with CTY is in effect. Until December 31, 2012, CTY has granted 6.5 million shares under this plan.

For additional details regarding CTY’s compensation plans, refer to Note 9.f to the financial statements.

8.13	Credit and financing

8.13.1	Share capital issuances – For details regarding issuances completed by CTY, by way of a rights issuance, in the reporting period, refer to Notes 9f5 to the financial statements. For details regarding a rights issuance completed by CTY after the reporting period, refer to Note 40c to the financial statements.

8.13.2	Convertible debentures—As of December 31, 2012, CTY has convertible debentures of par value EUR 39.1 million which are redeemable in August 2013. The debentures are convertible into 9.82 million shares of CTY. For additional details regarding CTY’s convertible debentures and its repurchase of its convertible debentures during 2012 (including from the Company), refer to Note 21d to the financial statements.

8.13.3	Mortgages—CTY’s mortgage-secured liabilities as of December 31, 2012 totaled EUR 37.1 million; as of December 31, 2011 and 2010, CTY’s mortgage-secured liabilities totaled EUR 35.9 million and EUR 36.9 million, respectively. In addition, after the reporting period, CTY entered into a secured loan agreement in the amount of EUR 265 million as specified in Note 40 to the financial statements.

8.13.4	Additional financing obtained from financial institutions— In 2012, CTY refinanced a large portion of its bank financing that was payable in 2013-2014. As of December 31, 2012, CTY and its wholly-owned subsidiaries have long-term loans in a total amount of EUR 1,111.6 million (approximately NIS 5,470 million). In addition, CTY and its wholly-owned subsidiaries have 4 unsecured revolving credit lines in the amount of EUR 380 million (approximately NIS 1,870 million), of which EUR 163 million (approximately NIS 800 million) have been utilized as of December 31, 2012.

CTY has entered into a commercial securities plan with a Scandinavian bank, in the amount of EUR 100 million, and into another commercial securities plan, in the amount of SEK 1 billion (approximately EUR 113 million). As of December 31, 2012, CTY had utilized EUR 32.4 million of the said securities plans. These balances are presented as outstanding short-term loans.

8.13.5	Debentures—As of December 31, 2011, CTY has unsecured debentures (not including convertible debentures) of par value EUR 189 million (of which debentures of par value EUR 150 million were issued in 2012). The debentures bear interest at an annual rate ranging between 4.3% and 5.50% and are redeemable in between 2014 and 2017. For details regarding CTY’s debentures, including debt issuances completed in the reporting period, refer to Notes 20a and 20e to the financial statements.

Summary of balances:

8.13.6	The following table presents unsecured[40] long-term credit and loans (including current maturities), which are not intended for specific use, which were received by CTY from financial institutions to finance its operations, as of December 31, 2012:

	Balance (EUR in millions)	Weighted interest rate (*)	Average repayment period (years)
Loans and revolving credit lines at variable interest – EUR	575.4	1.72%	3.1
Loans and revolving credit lines at fixed interest – EUR	107.9	5.47%	5.1
Debentures at fixed interest – EUR	189.2	4.57%	3.9
Convertible debentures at fixed interest – EUR	39.1	4.50%	0.6
Loans at variable interest – SEK	565.9	2.75%	3.1
Loans at fixed interest – SEK	13.3	3.93%	1.9
Loans at variable interest – LTL (the Latvian currency)	9.0	2.38%	3.7
Total	1,499.8	—	—

(*)	The effective interest rate is not materially different from the weighted interest rate, with the exception of convertible debentures the effective interest rate of which is 7.60%.

The average repayment period of CTY’s remaining liabilities is 3.34 years.

8.13.7	Financial covenants

Some of the unsecured loans and credit facilities granted to CTY and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. For details regarding the financial covenants, refer to Note 22d4 to the financial statements.

In addition, some of the mortgages granted to CTY and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2012 and immediately prior to the approval date of this report, CTY and its subsidiaries are in compliance with all the specified covenants.

9.	Acquisition, development and management of shopping centers in Central and Eastern Europe

9.1	General

9.1.1	In Central and Eastern Europe, the Company operates mainly through ATR, a jointly controlled company that is accounted for in the Company’s financial statements using the equity method, and whose shares are listed on the Vienna Stock Exchange (VSE) in Austria and on NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, lessor, operator and developer of retail shopping centers of different sizes in Central and Eastern Europe, primarily in Poland, the Czech Republic, Slovakia and Russia, and to a lesser extent in Hungary, Romania, and Latvia. It owns 156 income-producing properties with a G.L.A. of 1.24 million square meters, as well as a shopping center under development and 35 plots of land for investment.

[40]	With the exception of a secured loan in the total amount of EUR 37.1 million.

9.1.2	The Company’s investments in ATR were made in accordance with a series of agreements for joint investment with CPI, since 2008. For details regarding the shareholders’ agreement between the Company and CPI, refer to section 23.4 below.

9.1.3	During 2012, the Company increased its interests in ATR through purchases on the stock exchange, and as of December 31, 2012, the Company owns 34.5% of ATR’s issued share capital (31.6% as of December 21, 2011). To the best of the Company’s knowledge, CPI owns 19.4% of ATR’s share capital.

9.1.4	A significant portion of ATR’s lease agreements are with international retail chains. Most of the lease agreements ATR enters into are linked to various consumer price indices. Some of the lease agreements include provisions whereby the rent is raised as the tenant’s income increases.

9.2	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2012, 2011 and 2010 (in NIS thousands and in EUR thousands):

	The results data for 2012 are presented at the rate of 33.75% of ATR’s results in 2012 (31.6% in 2011 and 30% in 2010 of ATR’s results)[41]
	For the year ended December 31, 2012		For the year ended December 31, 2011		For the year ended December 31, 2010
	In NIS thousands	In EUR thousands	In NIS thousands	In EUR thousands	In NIS thousands	In EUR thousands
Total rental income (consolidated)	446,895	90,189	364,054	73,124	320,487	64,693
Gains (losses) from revaluations (consolidated)	(9,177)	(1,674)	116,816	23,500	44,494	9,268
Operating profit (consolidated)	233,150	47,243	332,828	66,852	186,487	37,644
Same property NOI (consolidated)[42]	248,909	50,233	208,897	41,963	—	—
Same property NOI (Company’s share)	248,909	50,233	201,624	40,502	—	—
Total NOI (consolidated)	303,149	61,179	234,328	47,069	199,922	40,356

[41]	These rates are the Company’s average interests in ATR’s share capital in each of the stated years.
[42]	In this report, “same property NOI” means the NOI amount obtained from investment properties during the two-year period ended December 31, 2012, provided no material physical changes were made to these properties during the period.

9.3	Economic data regarding geographic regions

9.3.1	The table below provides the macro-economic characteristics[43] of ATR’s main operating regions (in U.S.$):

Macro- economic parameters	Poland			Czech Republic			Russia
	For the year ended December 31
	2012	2011	2010	2012	2011	2009	2012	2010	2009
Gross domestic product (PPP)	U.S.$ 802 billion	U.S.$ 771.0 billion	U.S.$ 723.0 billion	U.S.$ 286.7 billion	U.S.$ 285 billion	U.S.$ 262.1 billion	U.S.$ 2,511.7 billion	U.S.$ 2,383.4 billion	U.S.$ 2,231.0 billion
GDP per capita (PPP)	U.S.$ 20,976.1	U.S.$ 20,183.6	U.S.$ 18,981.1	U.S.$ 27,164.8	U.S.$ 27,063	U.S.$ 24,949.9	U.S.$ 17,697.5	U.S.$ 16,735.8	U.S.$ 15,612.0
GDP growth rate (PPP)	4.02%	6.54%	4.99%	0.60%	3.83%	3.52%	5.38%	6.52%	5.20%
GDP growth rate per capita (PPP)	3.93%	6.45%	5.05%	0.38%	3.60%	3.14%	5.75%	6.89%	5.27%
Inflation rate	3.20%	4.60%	2.58%	3.10%	2.42%	1.46%	6.71%	6.10%	6.85%
Yield on long-term government debt[44]	3.88%	5.84%	5.98%	2.12%	3.70%	3.89%	6.85%	8.50%	5.75%
Rating of long-term government debt[45]	A-/A2	A-/A2	A-/A2	AA-/A1	AA-/A1	A/A1	BBB/Baa1	BBB/Baa1	BBB/Baa1
Exchange rate of U.S.$ to local currency as of December 31[46]	PLZ- U. S.$ 0.324	PLZ- U.S.$ 0.2916	PLZ- U.S.$ 0.33408	CZK- U.S.$ 0.0523	CZK- U.S.$ 0.0503	CZK- U.S.$ 0.05248	RUB- U.S.$ 0.0323	RUB- U.S.$ 0.03103	RUB- U.S.$ 0.03275

9.3.2	Additional macro-economic data

2012 was economically challenging across Europe, including in Central and Eastern Europe. Nonetheless, and notwithstanding the variance between the different countries, the performance of Central and Eastern Europe continued to exceed that of Western European countries in terms of economic robustness, driven mainly by strong local demand. Furthermore, although during 2012 credit terms across Central and Eastern Europe grew increasingly strict, liquidity was not affected at all and national financial stability remained strong. Nonetheless, the external pressure of the weak international economy and, in particular, the weak European economy, did affect the performance of Central and Eastern European countries, including as a result of the adoption of austerity plans. In addition, in light of the economic uncertainty created as a result of the Eurozone crisis, investment activity in retail property markets in Central and Eastern European countries remained stagnant.

[43]	Unless stated otherwise, the data provided in the table are based on publications of the IMF—World Economic Outlook Database October 2012.
[44]	With respect to Poland and the Czech Republic – according to ECB publication – based on 10-year debentures as of December 31, 2012; with respect to Russia – according to Trading Economics – based on 10-year debentures as of December 2012 (www.trading economics.com).
[45]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[46]	OandA (www.oanda.com).

9.4	Aggregate data about the field of operation

The tables below provide data about ATR’s income-producing properties as of December 31, 2012 and 2011:

As aforesaid, the Company accounts for ATR in its financial statements using the equity method. The data included in this section below include ATR’s data, as consolidated, calculated according to the Company’s interests in ATR (34.5% in 2012 and 31.6% in 2011), as well as the Company’s share in ATR’s data, calculated according to the Company’s effective interests (namely through its chain holdings in ATR) in the property. However, the number of income-producing properties and the G.L.A. with respect thereto are presented based on ATR’s ownership of the properties (34.5% or 31.6%, respectively)

9.4.1	G.L.A of income-producing properties

The following table provides details regarding the G.L.A. of ATR’s income-producing properties as of December 31, 2012 and December 31, 2011 (in square meter thousands) (assuming full consolidation):

Region	Total G.L.A. of income- producing properties	As of December 31
		2012		2011
			As a percentage of total property G.L.A.		As a percentage of total property G.L.A.
Poland	Total G.L.A. owned by ATR	390	31.3%	374	31.1%
	Company’s share	135		118
Czech Republic	Total G.L.A. owned by ATR	374	30.1%	372	30.9%
	Company’s share	129		118
Russia	Total G.L.A. owned by ATR	237	19.0%	217	18%
	Company’s share	82		63
Other[47]	Total G.L.A. owned by ATR	243	19.6%	240	20%
	Company’s share	84		76
Total	Total G.L.A. owned by ATR	1,244	100%	1,203	100%
	Company’s share	430		375

[47]	The reference to “other” in this section includes ATR’s properties in Slovakia, Hungary, Romania, Latvia and Turkey.

9.4.2	Segmentation of the fair value of income-producing properties

The table below provides data about the value of ATR’s income-producing properties as of December 31, 2012 and 2011 (in EUR thousands):

		As of December 31
		2012		2011
Region	Fair value of income- producing properties		As a percentage of total property value		As a percentage of total property value
Poland	Consolidated	355,718	47.1%	311,719	47.5%
	Company’s share	355,718		311,719
Czech Republic	Consolidated	153,943	20.4%	137,561	20.9%
	Company’s share	153,943		137,561
Russia	Consolidated	136,154	18.0%	107,417	16.4%
	Company’s share	136,154		97,713
Other	Consolidated	108,650	14.5%	99,871	15.2%
	Company’s share	108,650		99,871
Total	Consolidated	754,465	100%	656,568	100%
	Company’s share	754,465		646,864

9.4.3	NOI

The table below provides data about ATR’s NOI for 2012, 2011 and 2010 (in EUR thousands):

Region	NOI	2012		2011		2010
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Poland	Consolidated	24,831	40.6%	19,144	40.6%	15,567	38.6%
	Company’s share	24,831		18,431		14,236
Czech Republic	Consolidated	11,818	19.3%	7,893	16.8%	6,408	15.9%
	Company’s share	11,818		7,893		6,408
Russia	Consolidated	16,094	26.3%	11,485	24.4%	9,145	22.7%
	Company’s share	16,094		10,725		8,395
Other	Consolidated	8,436	13.8%	8,547	18.2%	9,236	22.8%
	Company’s share	8,436		8,547		9,226
Total	Consolidated	61,179	100%	47,069	100%	40,356	100%
	Company’s share	61,179		45,596		38,265

9.4.4	Average rent per square meter

The table below provides data about ATR’s average monthly rent per square meter for the years ended on December 31, 2012 and 2011 (in EUR):

Region	For the year ended December 31
	2012	2011
Poland	22.3	21.7
Czech Republic	11.2	8.9
Russia	27.2	25.8
Other	13.8	15.0

9.4.5	Average rent per square meter in agreements entered into during the period

The table below provides data about ATR’s average monthly rent per square meter as reflected in agreements entered into by ATR for 2012 and 2011 (in EUR):

Region	For the year ended December 31
	2012	2011
Poland	17.5	18.7
Czech Republic	10.0	4.2
Russia	19.9	21.9
Other	13.3	6.0

9.4.6	Average occupancy rates

The table below provides data about the occupancy rates in ATR’s properties as of December 31, 2012 and the average occupancy rates in each of the years 2012 and 2011:

Region	As of December 31, 2012	For the year ended December 31, 2012(*)	For the year ended December 31, 2011(*)
Poland	97.0%	97.3%	97.7%
Czech Republic	96.4%	96.2%	95.7%
Russia	99.9%	98.5%	96.6%
Other	97.8%	97.3%	96%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

9.4.7	Number of income-producing properties

The table below provides data about the number of ATR’s income-producing properties as of December 31, 2012 and 2011 (assuming full consolidation):

Region	As of December 31
	2012	2011
Poland	21	20
Czech Republic	98	98
Russia	7	7
Other	30	30
Total	156	155

9.4.8	Average yields

The table below provides data about ATR’s actual average yields as of December 31, 2012 and 2011 (based on property value at the end of the year):

	As of December 31, 2012	As of December 31, 2011
Poland	7.02%	7.11%
Czech Republic	7.89%	7.81%
Russia	12.64%	11.03%
Other	7.98%	7.71%

9.5	Expected rental income from lease agreements entered into(*)[48]

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (in NIS thousands)(*)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2013	Quarter 1	209,038	9,400	218	33
	Quarter 2	205,543	9,186	152	18
	Quarter 3	203,443	9,168	172	25
	Quarter 4	201,938	9,116	164	27
	2014	760,529	35,732	467	89
	2015	703,160	33,732	505	119
	2016	662,926	32,890	342	79
	2017 and thereafter	1,166,656	59,008	1,265	816
	Total	4,113,233	198,232	3,285	1,206

(*)

The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.

[48]	The data provided in this section refers to ATR’s expected income and do not include the Company’s share therein.

9.6	Aggregate data about properties under construction in the field of operation[49]

Region	Parameters	For the year ended December 31
		2012	2011	2010
Poland	Number of properties under construction at the end of the period(*)	1	3	3
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	75	87	82
	Total costs invested in the current period (consolidated) (in EUR thousands)	6,845	3,833	13,500
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	41,650	78,183	54,249
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	57,607	5,795	16,837
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands) (**)	57,607	91,000	85,072
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	86.9%	60%	—
	Expected annual revenue from projects completed during the subsequent period and for which contracts were signed with respect to 50% or more of their G.L.A. (estimate) (consolidated) (in EUR thousands) (**)	9,321	492	—

(*)	In 2012, the construction of a property classified as an income-producing property was completed, and the other property was consolidated with another income-producing property.
(**)

The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total G.L.A.

[49]	The data provided in this section refers to ATR’s share of the properties and not to the Company’s share therein.

9.7	Aggregate data about plots of land for investment in the field of operation

The table below provides aggregate data about ATR’s plots of land for investment as of December 31, 2012 and 201150:

Region	Parameters	As of December 31
		2012	2011
Poland	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	101,475	64,075
	The total area of plots of land at the end of the period (in square meter thousands)	417	378
	Total construction rights on land, according to approved plans (in square meter thousands)[51]	93	255
Czech Republic	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	4,571	1,712
	The total area of plots of land at the end of the period (in square meter thousands)	24	7
	Total construction rights on land, according to approved plans (in square meter thousands)	—	—
Russia	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	145,230	178,792
	The total area of plots of land at the end of the period (in square meter thousands)	1,490	1,810
	Total construction rights on land, according to approved plans (in square meter thousands)	—	—
Other	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	245,470	264,588
	The total area of plots of land at the end of the period (in square meter thousands)	952	992
	Total construction rights on land, according to approved plans (in square meter thousands)	396	456

[50]	The data in this section refer to ATR’s entire interests in the properties, and not the Company’s share in these properties.
[51]	The construction rights with regards to land, specified in this section, reflect construction rights in respect of which actual permits were obtained, in line with customary practice in ATR’s countries of activity.

9.8	Acquisition and sale of properties

The table below provides data about properties sold and acquired by ATR in 2011 (in 2012 and in 2010 ATR did not sell or acquire income-producing properties)52:

Region			For the year ended December 31, 2011
Poland	Properties acquired	Number of properties acquired during the period	2
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	230,387
		NOI of properties acquired (consolidated) (in EUR thousands)	8,392
		Area of properties acquired during the period (consolidated) (in square meter thousands)	79,100
Czech Republic	Properties acquired	Number of properties acquired during the period	1
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	185,990
		NOI of properties acquired (consolidated) (in EUR thousands)	2,938
		Area of properties acquired during the period (consolidated) (in square meter thousands)	38,500
Other	Properties sold	Number of properties sold during the period	1
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	96,900
		Area of properties sold during the period (consolidated) (in square meter thousands)	48,900
		NOI of properties sold (consolidated) (in EUR thousands)	4,763
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	15,600

9.9	Human capital

9.9.1	As of December 31, 2012, ATR (and its wholly-owned subsidiaries) has 351 employees (329 employees in 2011), as follows: management – 8 employees; operating department – 180 employees; development department – 28 employees; finance and administration – 80 employees; information systems department – 9 employees; legal department – 19 employees; other – 27 employees.

9.9.2	ATR employees are employed under personal contracts and are entitled to a base salary, various benefits and annual bonuses, according to seniority of position. ATR’s officers are also entitled to long-term share-based compensation, as detailed below.

[52]	The data provided in this section refers to ATR’s entire share of the properties and not the Company’s share therein.

9.9.3	ATR’s share-based compensation plans

9.9.3.1	ESOP

According to an officers and employees’ share option plan (ESOP) from 2009 (the scope of which was increased in 2010), as of December 31, 2012, ATR may grant to its key employees up to 8.5 million share options, mostly with a maximum exercise period of 5 years and subject to vesting periods of 3 years. As of December 31, 2012, 5.1 million share options granted to key employees have yet to be exercised. These are exercisable at an average price of EUR 2.98 per share.

9.9.3.2	Restricted share plan

In May 2011, ATR’s Board of Directors adopted a restricted share plan that allows ATR’s directors to choose to receive ordinary shares of ATR in lieu of the directors’ compensation they are entitled to up to their annual compensation amount, where under certain circumstances ATR may refuse to grant shares. Shares will be allotted at a price per share calculated based on the share’s price in the 30 trading days preceding the allotment. As of December 31, 2012, 42 thousand shares were allotted under this plan.

9.10.	Credit and financing[53]

9.10.1	The following table presents long-term credit and loans received by ATR to finance its operations, as of December 31, 2012:

	Balance (EUR in thousands)	Weighted interest rate (*)	Average repayment period (years)
Secured loans from financial institutions at fixed interest(**)	78,731	3.94%	3.44
Secured loans at variable interest(***)	264,372	4.31%	4.32
Secured convertible debentures at variable interest(***)	141,980	3.92%	3.44
Secured debentures at fixed interest(***)	51,978	4.77%	2.14
Total	537,061	—	—

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Loans for specific use, taken to finance ATR’s real estate properties.
(***)	Loans not designated for specific use by ATR.

9.10.2	Financial covenants

Some of the mortgages granted to ATR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2012 and immediately prior to the approval date of this report, ATR and its subsidiaries are in compliance with all the specified covenants.

9.10.3	Taxation

Taxation in ATR’s main operating regions is described below:

Taxation in Russia – the federal tax rate in Russia is 2%, and the regional tax rate ranges between 13.5% and 18%. Where dividend is distributed by a company that is a Russian resident to a foreign resident, tax is withheld at a rate of 15%. Under the convention between Russia and Cyprus, this tax is reduced to 10%, and in some cases to 5%.

Taxation in Poland – the tax rate in Russia is 19%. Where dividend is distributed by a company that is a Polish resident to a foreign resident, tax is withheld at a rate of 19%. Under the convention between Poland and Cyprus, this tax is reduced to 10% (0% if the European directive applies).

[53]	The data provided in this section refer to ATR’s entire share of the credit and financing and does not include the Company’s share therein.

Taxation in the Czech Republic – the tax rate in Russia is 19%. Where dividend is distributed by a company that is a Czech Republic resident to a foreign resident, tax is withheld at a rate of 15%. Under the convention between the Czech Republic and Cyprus and the European directive, this rate is reduced to 0% under certain circumstances).

10.	Initiation, development, management and construction of real estate projects

10.1	The Group engages through Dori and its subsidiaries (“Dori Group”) in the initiation and construction of real estate projects, in Israel and in Eastern Europe (mainly in Poland), and owns indirectly 11.25% of the shares of Dorad Energy Ltd. (“Dorad”), which is working toward the construction and operation of a private power station that is fueled by natural gas in the Ashkelon area.

10.2	As of the date of this report, Dori is owned through Acad, which is a wholly-owned subsidiary of Gazit Development (in which the Company owns 75% of the share capital and voting rights). Until April 2011, the Company owned 50% of the share capital of Acad, and following the implementation of the Buy Me Buy You (“BMBY”) mechanism with its then partners in Acad, the Company purchased the remainder of the interests (50%) in Acad for a consideration of NIS 82 million, and as of that date Acad is fully consolidated by the Company in its financial statements. On June 6, 2011, the Company completed the sale of Acad’s entire share capital to Gazit Development in consideration for NIS 200 million, including NIS 20 million for the assignment of loans that were extended to Acad by the Company. As of the reporting date, Acad owns 73.9% of the share capital and voting rights in Dori.

10.3	Dori’s activity involving the management and construction of projects is carried out through U. Dori Construction Ltd. (“Dori Construction”). In February 2010, Dori Construction’s shares were initially listed on the Tel Aviv Stock Exchange. Immediately prior to the publication date of the report, Dori owns 71.22% of Dori Construction’s share capital, and is its controlling shareholder. Until February 2013, Dori and Dori Construction were party to an agreement which governs their activities with regards to initiation and construction operations, and were also party to a services agreements in accordance with which Dori provides management services to Dori Construction. The parties are working to renew the said agreements.

10.4	In October 2011, Gazit Development informed Dori Group that it is conducting initial checks aimed, inter alia, at examining the possibility of increasing the efficiency of Gazit Development and of Dori Group, including by way of structural changes, consolidation of activities and/or introduction of additional partners. The notice clarified that the feasibility of these actions depends on the occurrence of a number of elements that have yet to take place, and that a comprehensive discussion of the matter has not been held yet nor has the Board of Directors of Gazit Development and/or of the Company made any decision in this matter. As of the date of the report, there is no certainty that any decisions will in fact be made in this matter.

10.5	Market characteristics and macro-economic environment

For details regarding macro-economic parameters for Israel and Poland, where most of Dori Group’s activity is focused, refer to section 11.1.3 below and to section 9.3 above.

10.6	Dori Group’s fields of operation

Presented below is a description of Dori Group’s fields of operation:

10.6.1	Activity as a construction contractor

10.6.1.1	Within the framework of this field of activity, Dori Group operates mainly through Dori Construction and by Dori itself, as a construction company that engages in the management and implementation of complex construction projects in various sectors such as residential, hotels, public, offices, shopping centers and industrial buildings, as well as in performing the finishing of buildings and operating various systems that support construction activities.

10.6.1.2	Its primary customers are real estate companies, business entities, acquisition groups, business companies, government corporations, private customers and entities that require finishing or redevelopment works. In the majority of the projects, the consideration is set based on quantities measured or as a lump sum (namely, total consideration up to completion of the project as defined), and in a few instances the consideration is set at cost plus.

10.6.1.3	Its construction services involve both the industrial method and the conventional method. Dori Construction is proficient in the construction of complex projects as well as in the construction of residential or office towers using advanced forms. Dori Construction operates both as a principal contractor and as a subcontractor, does both foundation and finishing works, which are the main part of the construction work, and engages suppliers and subcontractors for various works. It is proficient in finishing work in a wide variety of fields of activity, in a variety of scopes and at a high level of complexity.

10.6.1.4	Dori Group’s order backlog in this field of operation as of December 31, 2012 amounts to NIS 2.3 billion, and immediately prior to the publication date of this report it amounts to NIS 2.6 billion.

10.6.1.5	This field of operation is characterized by numerous competitors, however Dori Construction has a competitive advantage in the construction of complex projects, as well as in the provision of services in an all-inclusive package. Dori Construction assesses that Dori Construction has a substantial share in the high-rise buildings sector, and especially luxury towers.

10.6.1.6	The average credit from suppliers in this field of operation in 2012 amounted to NIS 434 million, and the average payables days outstanding stood at 111 days. The average credit given to customers in this field of operation in 2012 amounted to NIS 544 million, and the average receivables days outstanding stood at 127.

10.6.2	Initiation activity

10.6.2.1	Within the framework of this field of operation, Dori Group engages in the initiation, development, construction and sale of real estate projects in Israel, as well as in the initiation and construction of residential projects in Central and East European countries, mainly in Poland. In addition, the Group engages in the location, planning and development of land, and in the sale of apartments and commercial buildings land in Israel and abroad.

10.6.2.2	Dori Group began its real estate initiation activity in Poland in 2000 through its interests in 32.11% of the share capital and voting rights in Ronson Europe N.V. (Dori Group has joint control in Ronon Europe, with a third party), a company incorporated in the Netherlands, whose shares are listed on the Warsaw Stock Exchange (WSE) in Poland (“Ronson Europe”).

10.6.2.3	Dori Group’s activity in Bulgaria is carried out through foreign companies owned by it together with a third party that has entered into a shareholders’ agreement with Dori.

10.6.2.4	Dori Group purchases from time to time rights in real estate, as part of initiation projects.

10.6.2.5	Dori Group’s customers are apartment buyers from the general public and diverse business customers, depending on the designation of the property under construction. Dori Group maintains contact with its customers throughout the project until the property is delivered, and where it also serves as the construction contractor it provides maintenance and a warranty.

10.6.2.6	Presented below are details regarding Dori Group’s residential properties under construction as of December 31, 2012[54]:

Country	No. of units	Construction area (square meters)	No. of sold units as of December 31, 2012	Income recognized until December 31, 2012 (NIS in thousands)	Accrued cost as of December 31, 2012 (NIS in thousands)
Israel	1,615	291,201	289	127,602	534,270
Poland	6,575	430,955	736	236,677	804,367
Bulgaria	185	22,736	87	37,194	6,483
Slovakia	185	14,583	—	—	25,789

[54]

The details regarding Poland and Bulgaria represent 100% of the properties of companies in which Dori owns in Bulgaria 50% and in Poland 32%. The data regarding Israel and Slovakia pertain to Dori’s share (100%).

10.6.2.7	As of December 31, 2012, Dori Group is engaged in the planning, construction and sale of 38 projects comprising 7,800 residential units (of which 6,575 units are in Poland, and are owned by a Company of which Dori owns 32% of the share capital), and 35 thousand square meters of commercial space of which 1,833 residential units are under construction (some by Dori). The order backlog as of December 31, 2012 and immediately before the reporting date amounts to NIS 583 million and NIS 634 million, respectively.

10.6.2.8	Dori Group markets the residential apartments and commercial buildings that it builds in Israel using its local marketing framework, and through local real estate agents and an external marketing and sales company.

10.6.2.9	The average credit from suppliers in this field of operation in 2012 was negligible. Credit to buyers is governed by the various agreements, and when a purchase agreement is signed Dori Group usually receives 7%-15% of the agreement’s worth. The consideration for the apartments is paid to Dori Group in installments as prescribed by the terms of the sale agreement. The installments are linked to the residential construction inputs prices, as is the practice in the sector. The Group does not customarily extend credit to apartment buyers beyond the payment schedule set in the sale agreement, and the buyer is given possession only after the consideration is paid in full.

10.6.2.10	This field of operation (including in Europe) is also characterized by numerous competitors, including public and private real estate companies, and in recent years also acquisition groups. The majority of the competition is between geographically adjacent projects. Ronson believes that Ronson is one of the ten leading companies in the residential real estate initiation field.

10.6.3	Dorad Energy—construction of a private power station

10.6.3.1	Dori Group is a partner, through Dori Energy Infrastructures Ltd. (in which Dori Group owns 60% of the share capital; “Dori Energy”), in a project for the construction and operation of a private power station with a capacity of about 760-850 MW in the Ashkelon region, through Dorad. The station will be fueled by natural gas as the main fuel and diesel oil as the backup fuel.

The remainder of Dori Energy’s shares (40%) (indirectly) are owned by a private company owned by a third party, Alumei Green Energy Ltd. (“Alumei Energy”), which holds an option to increase Alumei Energy’s interests in the share capital of Dori Energy up to 50%. In addition, Dori and Alumei Energy are party to a shareholders’ agreement which regulates their relationship as Dori Energy’s shareholders.

As of the reporting date, Dori Energy owns 18.25% of Dorad’s share capital.

10.6.3.2	Dorad holds a conditional license for the construction of a power station in Ashkelon, that will be fueled by natural gas and diesel oil as the backup fuel. The conditional license was granted in February 2010 for a period of 54 months, subject to Dorad meeting the fundamental conditions and provisions of the conditional license. If Dorad complies with all the conditions included in the conditional license, mainly: financial closing (namely signing of all financing agreements required to finance the construction of the power station and compliance with the preliminary conditions for the provision of financing by virtue thereof), provision of guarantees, and meeting of the fundamental conditions and provisions with regard to the timetables for the construction, financing and operation of the power station, it will be granted a permanent production license. Within the framework of the license, the license holder undertakes to maintain its equity at no less than 20% of the value of the facility. Dori undertook toward the Public Utility Authority – Electricity, to provide 18.75% of the aforesaid capital, and signed a corresponding letter of commitment in the amount of NIS 118 million. In December 2012, the Public Utility Authority—Electricity approved, following an order made for the main equipment that will be used by the power station, a 30% decrease in the guarantee amount deposited under the terms of Dorad’s license.

As of the date of the report, Dorad is in the advanced stages of the construction of the power station. The estimated construction completion date is the end of 2013.

10.6.3.3	For its operation, Dorad entered into a series of agreements, including a shareholders’ agreement (which regulates a variety of issues, including with regard to the interests of Dorad’s shareholders in Dorad’s shares, their investments in Dorad, Dorad’s financing and management, and its operations), an agreement for the purchase of natural gas with the Tamar gas partnership (in place of an agreement with East Mediterranean Gas Company (EMG) that was cancelled following its notice to Dorad regarding the cancellation of its agreements with Egyptian gas supply companies) and an agreement for the transport of natural gas, agreements for the construction of the power station, an agreement for the provision of infrastructure and energy services with Israel Electricity Corp., etc. In addition, In November 2010, Dorad entered into financing agreements (amended in January 2011) with banks and institutional bodies for the provision of credit and financial means for the construction of Dorad’s power station, at up to 80% of the total cost of the project; where the balance will be financed by the Dorad’s shareholders pro rata to their share in Dorad’s equity. The said financing will be provided in installments in accordance with milestones and subject to conditions precedent specified in the financing agreements. According to the agreements with the financing entities, the estimated cost of the project is NIS 4.5 billion. Within the framework of the financing agreements, the entire issued share capital of Dorad was pledged in favor of the financing bodies. Dori and Dori Energy undertook, jointly and severally, to provide Dori Energy’s share in the shareholders’ equity. Until the reporting date, Dori Energy’s total investment in Dorad is NIS 187 million in cash and through a bank guarantee (of which Dori’s share is NIS 112 million).

10.6.3.4	As of December 31, 2012, the total financing amount extended by the financing bodies to Dorad was NIS 2,197 million.

10.6.3.5	As of the date of the report, Dorad has entered into conditional agreements for the sale of electricity with several government and private bodies, with regard to the supply of 75% of the estimated output of the power station (600 megawatts), at reduced rates relative to the rates normally paid by electricity consumers, for terms of 6-20 years.

10.6.3.6	As of the date of the report, Israel Electricity Corp. is the principal electricity supplier in Israel, and to the best of Dori Group’s knowledge, production by the other private electricity suppliers that have already begun producing electricity under existing regulation or a specific tariff approved, is negligible.

10.6.3.7	Since November 2010, Dorad and Dori are party to an initiation agreement regarding the construction of the power station and provision of management services with respect thereto. In addition, in June 2011, Dori and Dori Construction entered into an agreement for civil engineering works toward the construction of the power station, according to which Dori Construction will serve as Dori’s subcontractor.

10.6.3.8	Dori’s investment in Dorad and maintaining this investment could have a material effect on the results of operations of Dori Group and its financial position, subject to Dorad’s compliance with the conditions of the conditional license and its targets, including from the aspect of the construction, operation and sales costs of the power station.

10.7	Human capital

10.7.1	As of December 31, 2012, Dori Group employed 560 people. In addition to employees employed on a permanent basis, Dori Construction uses manpower agencies to employ a small number of employees on a casual basis, according to its needs. In addition, Dori Group uses, on a casual basis, the services of manpower companies employing foreign workers.

Most of Dori Group’s employees sign a document that regulates their employment terms. Dori Construction’s construction employees are subject to the general collective labor agreement in the construction, infrastructures, mechanical engineering equipment, public works and renovation sectors, which regulates and updates the employment terms of employees in these sectors.

10.7.2	Dori and Dori Construction customarily provide incentives and reward their employees, from time to time, including based on their meeting performance goals. Officers in Dori and in Dori Construction are entitled to bonuses in accordance with their personal employment terms. In addition, Dori and Dori Construction grant their employees, from time to time, loans that are index-linked and bear fixed annual interest; as of December 31, 2012, the balance of these loans amounted to NIS 1 million (NIS 1.2 million immediately prior to the publication of the report). Dori Construction maintains an option plan for their employees, as well as for employees of their subsidiaries and related companies, pursuant to which 1.085 million share options have been allotted, respectively.

10.7.3	Under the provisions of the Companies Law (Amendment No. 16), 2011, in February 2013 the services agreement between Dori Construction and the Dori Group expired, and the parties are working to renew it and update its terms. In addition, in September 2013 Dori entered with Gazit Development and with its CEO and shareholder, Mr. Ronen Ashkenazi, into an agreement under which Mr. Ashkenazi will provide his services as Dori’s CEO for a three-year period. In addition, at that date Dori entered with Gazit Development into a management services agreement.

10.8	Credit and financing

General

10.8.1	Dori Group finances its current operations mainly through loans from banks, institutional entities, its controlling shareholders, supplier credit and cash flows from operating activities and from its equity, which as of December 31, 2012 amounts to NIS 370 million and finances 21% of its properties. In addition, Dori Group finances its operation through the issuance of securities. The banking and institutional credit is granted against the encumbrance of fixed assets and their returns, or with no encumbrance. In projects in which it is the initiator, Dori Group usually enters into support agreements with banks, which assures that it will receive bridge credit facilities. These financial support agreements require Dori to pledge to the banks all its rights in the project, to provide to the banks its contracts with its subcontractors and suppliers, to pledge to the banks the bank accounts of the project and to obtain the banks’ approval to withdraw funds from these accounts. At times, in projects in which Dori Group acts as the construction contractor, the proceeds from the customer are the only source of finance, and at times Dori Group receives bank loans that serve as working capital.

Dori places at the disposal of Dori Construction and its subsidiaries and related companies, from time to time, credit facilities and/or guarantees under a facilities agreement between the companies. At the reporting date, the outstanding utilized guarantees facility amounts to NIS 118 million, and there are no utilized financial facilities. These facilities expired in February 2013 and the parties are working to renew them.

The credit restrictions imposed on Dori Group are with regard to specific projects, and are restrictions undertaken by the Group by virtue of the bank support agreements for these projects, as is the accepted practice.

10.8.2	Share capital issuance – For details regarding issuances completed by Dori in the reporting period, refer to Note 9m to the financial statements.

Credit facilities

10.8.3	As of December 31, 2012 and immediately prior to the date of this report, the total amount of Dori Group’s credit facilities in Israel (including financial credit and guarantees) amounted to NIS 1,985 million (including financial facilities in the amount of NIS 218 million and guarantees in the amount of NIS 1,767 million) and NIS 1,980 million (including financial facilities in the amount of NIS 223 million and guarantees in the amount of NIS 1,757 million), respectively. The total credit amount utilized as of December 31, 2012 is NIS 987 million (including financial credit in the amount of NIS 41 million and guarantees in the amount of NIS 946 million).

10.8.4	The credit amounts which Dori takes from banks are adjusted to Dori’s changing needs. In return for debentures, credit and additional bank services provided to Dori Group, Dori Group has undertaken to comply with financial covenants, as well as to refrain from creating a floating charge on the properties of some of the Group companies. For details regarding the financial covenants, refer to Note 22d7 to the financial statements. As of December 31, 2012, Dori Group is in compliance with the aforesaid financial covenants. In addition, from time to time Dori enters into economic hedging transactions and fair value hedge transactions in the amount of U.S.$ 10.3 million, the economic value of which is NIS 0.7 million.

Summary of balances

10.8.5	As of December 31, 2012, the outstanding short-term credit bearing variable interest amounted to NIS 42,641 thousand, and bears credit at a rate of 3.95%-5.5%. As of December 31, 2012, the outstanding long-term credit bearing variable interest amounted to NIS 7,088 thousand, and bears credit at a rate of 5.25%-5.75%.

10.8.6	As of December 31, 2012, Dori’s debenture balance amounts to NIS 455.4 million. The debentures bear fixed interest at an annual rate of 6.8% – 8.9%, are repayable between 2013 and 2019, and are rated A3 (Stable Outlook) (Israeli rating scale) by Midroog Ltd. in accordance with a rating report dated November 4, 2012. Subsequent to the reporting period, Dori issued debentures of par value NIS 23.5 million.

10.9	Principal risk factors

The risk factors that may impact Dori Group are mainly general changes in the economy with respect to residential construction inputs, land supply and availability, and the demand for apartments and their prices; changes and/or worsening of the geo-political situation, which could impact the economy as a whole and the real estate sector in particular, including cause a decline in the demand for apartments and increase in the prices of construction inputs; government policy, including with regard to the marketing of land owned by the Israel Lands Administration, and the scope of benefits for apartment purchasers, as well as with regard to matters related to the availability of foreign workers, taxation, construction and real estate licensing and planning processes; increases in the residential construction inputs prices; increases in the labor wages input; increases in raw material prices and their availability; increases in financing expenses; interest rate fluctuations and significant increase in the consumer price index; financing difficulties due to changes in the requirements of banks and the increased uncertainty in the capital market; the security situation in Israel; earthquake damage with respect to which Dori Group is required to pay excess insurance; international market risks pertaining to Dori Group’s activity in Eastern Europe, mainly exchange rate fluctuations, partial adjustment of real estate prices to the input prices, and risks deriving from the political and economic situation in these countries; dependence of Dori Construction’s classification as a contractor on Dori Group’s classification as a contractor (which Dori Construction is attempting to remove); investment in the power station construction project through Dorad, that entails uncertainty and risk with respect to the return of the investment, the project’s profits and the yield for the Group.

11.	Supplementary activities of the Company that do not comprise a separate segment

11.1	Gazit Development

11.1.1	General

11.1.1.1	The Company has been operating in Israel in the income-producing property sector through the subsidiary Gazit Development, in which the Company owns 75% of the share capital. As of December 31, 2012, Gazit Development owns 10 income-producing properties, one investment property under development and a number of plots of land for investment in Israel. In addition, Gazit Development owns one income-producing property in Bulgaria and a number of plots of land for investment in Bulgaria and in Macedonia[55] (“Gazit Development (Bulgaria)”).

11.1.1.2	Since June 2011, Gazit Development owns the entire share capital of Acad, which in turn owns 73.9% of the share capital and voting rights in Dori (for details regarding Dori Group’s activity, refer to section 10 of the report). For details regarding the acquisition of Acad’s shares and for details regarding Acad’s activity (including through its interests in Dori’s shares), refer to section 10 above. In addition, Acad owns 26% of an income-producing property in Israel (details regarding which are included in this section 11.1 below), and until February 2012 Acad had construction activity in Nigeria, sold by it to a third party.

It is clarified that the data in this section 11.1 do not include Acad’s activity through Dori, which is provided, as aforesaid, in section 10 of the report.

11.1.2	For details regarding the shareholders’ agreement pertaining to Gazit Development, refer to section 23.5 below.

[55]	Gazit Development’s properties in Bulgaria and Macedonia are owned through wholly-owned subsidiaries (with the exception of two properties in which it owns 75% and 50%, respectively, while the remainder is owned by third parties).

11.1.3	Economic data regarding geographic regions

The table below provides the macro-economic characteristics56 of Israel, where Gazit Development conducts most of its operations:

Macro-economic parameters	Israel
	As of December 31,
	2012	2011
Gross domestic product (PPP)	U.S.$ 247.9 billion	U.S.$ 237 billion
GDP per capita (PPP)	U.S.$ 32,212	U.S.$ 31,467
GDP growth rate (PPP)	4.62%	6.83%
GDP growth rate per capita (PPP)	2.37%	4.53%
Inflation rate	2.03%	2.16%
Yield on long-term government debt[57]	2.90%	3.00%
Rating of long-term government debt[58]	A+/A1	A+/A1
Exchange rate of local currency to U.S.$ as of December 31[59]	NIS – U.S.$ 0.2685	NIS – U.S.$ 0.2626

11.1.4	Principal aggregate data about Gazit Development’s properties

The table below provides principal data about Gazit Development’s income-producing property as of December 31, 2012 and 2011:

	As of December 31
	2012	2011
Total G.L.A. of income-producing properties (consolidated) (in square meter thousands)	133	128
Total G.L.A. of income-producing properties (Company’s share) (in square meter thousands)	100	96
Fair value of income-producing properties (consolidated) (in NIS thousands)	2,334,795	2,309,519
Fair value of income-producing properties (Company’s share) (in NIS thousands)	1,751,096	1,732,139
NOI of the properties of the field of operation (consolidated) (per year, in NIS thousands)	151,382	149,670
NOI of the properties of the field of operation (Company’s share) (per year, in NIS thousands) (*)	113,537	112,253
Average monthly rent per square meter (in NIS)	97.1	94.5
Actual average occupancy rate(*)	For 2012: 98.6%	For 2011: 98.2%
	As of December 31, 2012: 98.6%	As of December 31, 2011: 99.0%
Number of income-producing properties	11	11
Actual average yields according to value at the end of the year	7.0%	6.8%

(*)	In 2010, the NOI of the properties of the field of operation amounted to a total of NIS 116,071 thousand (consolidated) and NIS 87,053 thousand (the Company’s share).
(**)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

[56]	Unless stated otherwise, the data provided in the table are based on the IMF—World Economic Outlook Database, October 2012.
[57]	According to Bank of Israel data with respect to 30-year debentures as of December 31, 2011 and December 31, 2012 (www.bankisrael.com).
[58]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[59]	According to Bank of Israel data.

11.1.5	Expected rental income from lease agreements entered into

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2013	152,328	78	4
2014	151,677	38	2
2015	150,768	52	3
2016	144,217	55	4
2017 and thereafter	1,481,260	462	118
Total	2,080,250	685	131

11.1.6	Aggregate data about investment properties under construction of Gazit Development

The table below provides aggregate data about Gazit Development’s investment properties that were classified as investment properties under construction in the Company’s financial statements:

	For the year ended December 31
	2012	2011	2010
Number of properties under construction at the end of the period	1	1	2
Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	4	5	20
Total costs invested in the current period (consolidated) (in NIS thousands)	—	5,695	112,184
The amount at which the properties are stated in the financial statements at the end of the period (in NIS thousands)	29,000	29,000	145,820
Construction budget during the subsequent period (estimate) (consolidated) (in NIS thousands)	8,000	8,000	41,000
Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in NIS thousands)(*)	—	—	60,000
Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	0%	0%	50%
Expected annual revenue (estimate) (consolidated) (in NIS thousands)(*)	—	—	16,000

(*)	The datum refers to the estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements have been signed with respect to 50% or more of their total G.L.A.

11.1.7	Aggregate data about Gazit Development’s plots of land for investment

The table below provides aggregate data about Gazit Development’s plots of land for investment in Israel (that are classified in the Company’s financial statements as investment property):

For the year ended December 31
	2012	2011
The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in NIS thousands)	Israel – 166,793 Bulgaria and Macedonia –248,173	Israel – 165,837 Bulgaria and Macedonia –247,069
The total area of plots of land at the end of the period (in square meter thousands)	Israel – 34 Bulgaria and Macedonia – 228	Israel – 34 Bulgaria and Macedonia – 228
Total construction rights on land according to approved plans (in square meter thousands)	Israel – 41 Bulgaria and Macedonia – 196	Israel – 41 Bulgaria and Macedonia – 196

11.1.8	Acquisition and sale of properties

The table below provides data about properties sold and acquired by Gazit Development in each of the years 2012, 2011 and 2010:

		For the year ended December 31
		2012	2011	2010
Properties sold(*)	Number of properties sold during the period	—	5	4(*)
	Proceeds from properties sold during the period (consolidated) (in NIS thousands)	—	252,736	603,423
	Area of properties sold during the period (consolidated) (in square meter thousands)	—	16	30 thousand square meters and 20 thousand square meters of land
	NOI of properties sold (consolidated) (in NIS thousands)	—	18,629	42,385(**)
	Loss recorded from the sale of properties (consolidated) (in NIS thousands)	—	—	(106)

(*)	The data for 2010 include the sale of 49% of the rights in three income-producing properties and 53% of the land rights.
(**)	Includes a property that began producing income in 2009 and the NOI with respect thereto, which has been calculated assuming full occupancy.

GAZIT-GLOBE LTD.—CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

11.1.9	Human capital

11.1.9.1	As of December 31, 2012, Gazit Development (and its wholly-owned subsidiaries) has 70 full-time employees (66 employees in 2011), as follows: headquarters –- 28 employees; property management and operation – 42 employees.

11.1.9.2	The said employees are employed under personal contracts, and are usually entitled to a base salary, customary social benefits and bonuses, at management’s discretion.

11.1.10	Credit and financing

Gazit Development finances its investments in properties mainly through Company financing (including in accordance with the Company’s undertakings under the agreement for the establishment of Gazit Development (the “Founders Agreement”), as referred to in section 23.5 below) and, to a lesser extent, through financial institutions.

11.1.10.1	Shareholders’ loans—In addition to the Company’s investment of U.S.$ 85 million in Gazit Development, through a shareholders’ loan, as it had undertaken in the Founders Agreement, the Agreement provides that to the extent that Gazit Development would require financing for its projects, the Company may extend to Gazit Development additional financing, in lieu of bank financing, under terms similar to bank financing terms that Gazit Development may obtain at the relevant loan grant date. This right was provided for initially in the Founders’ Agreement described in section 23.5 below, and its concrete terms were re-established in an agreement between the Company and Gazit Development, dated December 31, 2007. As of December 31, 2012, the balance of the Company’s loans to Gazit Development (both shareholders’ loans and loans in lieu of bank financing, as referred to above) amounted to NIS 1.9 billion (as of December 31, 2011 – NIS 1.9 billion and as of December 31, 2010 – NIS 2 billion). The aforesaid outstanding loans include credit in the amount of NIS 849 million extended by the Company to companies in the Gazit Development Group, according to a debenture allotment agreement entered into by the Company, Gazit Development and companies from the Gazit Development Group in August 2009. Pursuant to this agreement, the Company has extended credit to companies in the Gazit Development Group, in the amount of all the amounts raised by the Company within the framework of the issuance to the public of debentures (Series J) in February 2009 (the “Debentures”), that were secured by collateral provided in favor of the Debenture holders by companies in the Gazit Development Group. According to the terms of the agreement, the Company will extend to companies in the Gazit Development Group additional credit, in the amount of all the amounts that it will raise from an extension of the Debentures, if and insofar as it does so, all on back to back terms to the credit to be extended to the Company in accordance with the terms of the Debentures, as issued, other than with regard to the interest rate.

In addition, in June 2011, the Company extended to Gazit Development a loan in the amount of NIS 105 million, within the framework of the sale of Acad’s shares by the Company to Gazit Development. The loan was granted until June 2013 (however, Gazit Development may elect early repayment in accordance with conditions set forth in the agreement), and bears interest at the rate of the Company’s financing interest plus 1%. The loan is secured by a pledge over Acad’s shares sold to Gazit Development. As of December 2012, the outstanding loan balance is NIS 24 million.

11.1.10.2	Mortgages—The total of Gazit Development’s mortgage-secured liabilities (excluding commitments with respect to debentures (Series J)) was NIS 373 million as of December 31, 2012 (as of December 31, 2011 – NIS 354 million). Their average interest rate is 3.4% (the effective interest rate is not materially different from the weighted interest rate), and their average repayment period is 2.9 years.

11.1.10.3	Credit facility—Gazit development has an unsecured revolving credit line from a bank in the total amount of NIS 60 million, until 2013, of which Gazit development utilized NIS 58 million as of December 31, 2012.

11.1.10.4	Summary of balances

The following table presents long-term credit and loans (including current maturities, not including commitments with respect to debentures (Series J)), all intended for specific use, which were received by Gazit Development from financial institutions to finance its operations, as of December 31, 2012:

	Balance (NIS in thousands)	Weighted interest rate (*)	Average repayment period (years)
Loan at fixed interest, unsecured by a pledge over properties	35,380	4.80%	2.87
Loans at fixed interest, secured by a pledge over properties	337,325	3.26%	2.46
Total	372,705	—	—

(*)	The effective interest rate is not materially different from the weighted interest rate.

11.1.10.5	Financial covenants

Some of the loans granted to Gazit Development in the ordinary course of business, require compliance with financial and other covenants. For details regarding the financial covenants, refer to Note 22d6 to the financial statements.

In addition, some of the mortgages granted to Gazit Development and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2012 and immediately prior to the approval date of this report, Gazit Development is in compliance with all the prescribed covenants.

11.2	Gazit Germany

11.2.1	General

11.2.1	Since 2006, the Company operates in Germany through a series of subsidiaries which, for convenience, are referred to in this report as “Gazit Germany”. As of December 31, 2012, Gazit Germany owns 7 income-producing properties (6 shopping centers and one other property) .

11.2.2	Economic data regarding geographic regions

The table below provides the macro-economic characteristics60 of Germany, where Gazit Germany conducts its operations (in U.S.$):

Macro-economic parameters—Germany	As of December 31
	2012	2011	2010
Gross domestic product (PPP)	U.S.$ 3,194.2 billion	U.S.$ 3,113.9 billion	U.S.$ 2,944.4 billion
GDP per capita (PPP)	U.S.$ 39,058.8	U.S.$ 38,077.2	U.S.$ 36,081.3
GDP growth rate (PPP)	2.58%	5.29%	4.75%
GDP growth rate per capita (PPP)	2.58%	5.27%	4.96%
Inflation rate	2.15%	2.27%	1.15%
Yield on long-term government debt[61]	1.30%	1.93%	2.91%
Rating of long-term government debt[62]	AAA/Aaa	AAA/Aaa	AAA/Aaa
Exchange rate of EUR to U.S.$ as of December 31[63]	1.32148	1.29485	1.3253

[60]	Unless stated otherwise, the data provided in the table are based on the IMF—World Economic Outlook Database, October 2012.
[61]	According to ECB (www.ecb.int) data with respect to 10-year debentures as of December 31, 2012.
[62]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[63]	OandA (www.oanda.com).

11.2.3	Principal aggregate data about Gazit Germany properties

The table below provides principal data about Gazit Germany’s investment property as of December 31, 2012 and 2011(*):

	As of December 31
	2012	2011
Total G.L.A. of income-producing properties (in square meter thousands)	101	101
Fair value of income-producing properties (in EUR thousands)	189,462	196,968
NOI of the properties of the field of operation (per year, in EUR thousands) (**)	11,211	11,802
Average monthly rent per square meter (in EUR)	12.2	11.7
Actual average occupancy rate(***)	For 2012: 92.8%	For 2011: 93.0%
	As of December 31, 2012: 92.5%	As of December 31, 2011: 93.0%
Number of income-producing properties	7	7
Average yields according to the actual end-of-year value	5.92%	6.00%

(*)	Since the Company owns 100% of the share capital of Gazit Germany, Gazit Germany’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The total NOI of the properties of the field of operation in 2010 amounted to EUR 11,393 thousand.
(***)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.2.4	Expected rental income from lease agreements entered into

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2013	66,523	174	14
2014	56,946	21	7
2015	51,176	22	5
2016	46,778	36	12
2017 and thereafter	225,492	90	55
Total	447,315	343	93

11.2.5	Aggregate data about Gazit Germany’s plots of land for investment

The table below provides aggregate data about Gazit Germany’s plots of land for investment (that are classified in the Company’s financial statements as investment property):

	For the year ended December 31,
	2012	2011
The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	—	3,616
The total area of plots of land at the end of the period (in square meter thousands)	—	18.3
Total construction rights on land, according to approved plans (in square meter thousands)	—	—

11.2.6	Acquisition and sale of properties

During the reporting year, Gazit Germany sold the real estate specified in section 11.3 for a consideration of EUR 3.4 million.

11.2.7	Human capital

As of December 31, 2012, Gazit Germany has 9 employees (15 employees in 2011), as follows: finance and administration—6 employees; property management and acquisition – 3 employees.

11.2.8	Credit and financing

Gazit Germany has long term loans from banks, all intended for specific use, that are secured by a pledge over its properties, in a total amount of EUR 109 million, bearing an effective weighted interest rate of 5.1% (the effective interest rate is not materially different from the weighted interest rate) (after the effect of defensive interest fixing transactions), and with an average repayment period of 3.65 years.

11.2.9	Financial covenants

Some of the loans granted to Gazit Germany in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2012 and immediately prior to the approval date of this report, Gazit Germany is in compliance with all the prescribed covenants.

11.3	ProMed

11.3.1	General

11.3.1.1	ProMed owns and manages medical office buildings in the U.S., and among its properties are medical and research office buildings, located mostly in, or in proximity to, hospitals and university campuses.

11.3.1.2	In some of the medical office buildings owned by ProMed, it rents out areas to anchor tenants that are usually hospitals or other leading medical institutions that are economically sound. The anchor tenants constitute a focal point for other clinics, and in most cases their leases are for long periods.

11.3.1.3	ProMed’s properties are mostly managed by external service providers. The management services include maintenance services, and their costs are paid by the tenants, in accordance with the relevant lease agreements. The level of management fee charged is derived from the rent paid by the tenant, and from the size of the area leased. In addition, the tenants are required to bear a pro rata percentage of the management expenses (to cover the tenant’s participation in taxes, insurance and property maintenance costs). The percentage paid by each tenant out of the said expenses varies between tenants.

11.3.2	Economic data regarding geographic regions

For details regarding the macro-economic characteristics of the U.S., where ProMed conducts its operations, see section 6.4 above.

11.3.3	Principal aggregate data about ProMed’s properties

The table below provides principal data about ProMed’s income-producing properties, which are used, as aforesaid, as medical office buildings, as of December 31, 2012 and 2011(*):

	As of December 31
	2012	2011
Total G.L.A. of income-producing properties (in square meter thousands)	136	128
Fair value of income-producing properties (in U.S.$ thousands)	547,491	493,789
NOI of the properties of the field of operation (per year, in U.S.$ thousands) (**)	35,276	28,742
Average monthly rent per square meter (in U.S.$)	27.2	26.9
Actual average occupancy rate(***)	For 2012 96.0%	For 2011 95.8%
	As of December 31, 2012: 96.3%	As of December 31, 2011: 95.9%
Number of income-producing properties	16	15
Average yields according to the actual end-of-year value	6.4%	5.6%

(*)	As the Company owns 100% of the share capital of ProMed, ProMed’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The total NOI of the properties of the field of operation in 2010 amounted to U.S.$ 24,337 thousand.
(***)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.3.4	Expected rental income from lease agreements entered into

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2013	10,238	32	7
2014	9,827	29	7
2015	20,932	26	19
2016	6,440	19	5
2017 and thereafter	110,358	61	93
Total	157,795	167	131

11.3.5	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by ProMed in each of the years 2012, 2011 and 2010:

		For the year ended December 31,
		2012	2011	2010
Properties acquired	Number of properties acquired during the period	1	3	2
	Cost of properties acquired during the period (in U.S.$ thousands)	21,750	142,995	20,600
	NOI of properties acquired (in U.S.$ thousands)	1,450	11,973	1,533
	Area of properties acquired during the period (in square meter thousands)	7.3	30.9	6.8

11.3.6	Credit and financing

11.3.6.1	ProMed’s total mortgage-secured loans as of December 31, 2012 amounted to U.S.$ 297.4 million (approximately NIS 1,110 million), and bear fixed interest at an annual average weighted rate of 5.63%; as of December 31, 2011 and 2010, ProMed’s mortgage-secured liabilities totaled U.S.$ 304.9 million (approximately NIS 1,165 million) and U.S.$ 195.6 million (approximately NIS 694 million), respectively. The average maturity period of all loans is 5.8 years.

11.3.6.2	Financial covenants

Some of the loans granted to ProMed and its wholly-owned subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted. As of December 31, 2012 and immediately prior to the approval date of this report, ProMed and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

11.4	Gazit Brazil

11.4.1	Since 2007, the Company operates in the shopping centers sector in Brazil through its wholly-owned subsidiary (100%), Gazit Brazil. In 2008, Gazit Brazil began acquiring and developing properties in Brazil, and as of the reporting date, Gazit Brazil owns 3 shopping centers and another property under development.

11.4.2	Macro-economic characteristics[64] (in U.S.$)

Macro-economic parameters-Brazil	As of December 31
	2012	2011	2010
Gross domestic product (PPP)	U.S.$ 2,365.9 billion	U.S.$ 2,294.2 billion	U.S.$ 2,178.5 billion
GDP per capita (PPP)	U.S.$ 12,038.5	U.S.$ 11,769.1	U.S.$ 11,273.0
GDP growth rate (PPP)	3.13%	4.92%	8.73%
GDP growth rate per capita (PPP)	2.29%	4.02%	7.73%
Inflation rate	4.97%	6.50%	5.04%
Yield on long-term government debt[65]	9.17%	11.02%	12.38%
Rating of long-term government debt[66]	BBB/Baa2	BBB/Baa2	BBB-\Baa3
Exchange rate of BRL to U.S.$ as of December 31[67]	0.488	0.5356	0.6002

[64]	Unless stated otherwise, the data provided in the table are based on the IMF—World Economic Outlook Database, October 2012.
[65]	According to Trading Economics, with respect to 10-year debentures as of December 2012.
[66]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[67]	OandA (www.oanda.com).

11.4.3	Principal aggregate data about Gazit Brazil’s properties

The table below provides principal data about Gazit Brazil’s income-producing properties as of December 31, 2012, 2011 and 2010(*):

	As of December 31
	2012(**)	2011
Total G.L.A. of income-producing properties (in square meter thousands)	23.4	39.8
Fair value of income-producing properties (in BRL thousands)	167,210	243,892
NOI of the properties of the field of operation (in BRL thousands) (***)	8,111	13,586
Average monthly rent per square meter (in BRL)	47	39
Actual average occupancy rate(****)	For 2012: 91.7%	For 2011: 91.2%
	As of December 31, 2012: 90.1%	As of December 31, 2011: 92.9%
Number of income-producing properties	3	4
Actual average yields according to value at the end of the year	6.5%	5.9%

(*)	As the Company owns 100% of the share capital of Gazit Brazil, Gazit Brazil’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The data for 2012 do not include data regarding one income-producing property which, as of the date of this report, comprises a building with a G.L.A. of 19.1 thousand square meters which is not occupied (other than a negligible part), the fair value of which is BRL 110 million and that, as of the date of the report, the company intends to reopen (and that was included in the data for 2011, during which the anchor tenant left the property). The occupancy rate as of that date does not include the said property.
(***)	The total NOI of the properties of the field of operation in 2010 amounted to BRL 6,824 thousand.
(****)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.4.4	Aggregate data about investment properties under construction in the field of operation

Between the years 2010 and 2012, Gazit Brazil did not have income-producing properties that were classified as investment properties under construction in the Company’s financial statements (with the exception of the property stated in section 11.4.3).

11.4.5	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by Gazit Brazil in each of the years 2012, 2011 and 2010:

		For the year ended December 31
		2012	2011	2010
Properties acquired	Number of properties acquired during the period	—	—	1
	Cost of properties acquired during the period (consolidated) (in BRL thousands)	—	—	23,583
	NOI of properties acquired (in BRL thousands)	—	—	1,903
	Area of properties acquired during the period (in square meter thousands)	—	—	3.1

11.4.6	Human capital

11.4.6.1	As of December 31, 2012, Gazit Brazil has 35 employees (39 employees in 2011), as follows: management and administration – 8 employees; finance department – 8 employees; operating and properties department—19 employees.

11.4.6.2	The said employees are employed by Gazit Brazil under personal contracts, and are entitled under them to a base salary, various benefits and bonuses, at the discretion of management.

11.5	Royal Senior Care (RSC)

Within the framework of the Company’s investments in the senior housing facilities sector in the U.S., it owned, indirectly, RSC, which is presented using the equity method.

On August 15, 2012, RSC completed a transaction for the sale of 12 senior housing facilities wholly-owned by it, which comprised 1,310 residential units, for a total consideration of U.S.$ 230 million (of which the Company’s share was U.S.$ 138 million). In addition, on October 31, 2012, the Company sold to its partner in RSC 10% of the 60% it owned in a senior housing facility under development, for a consideration of U.S.$ 2.1 million (approximately NIS 8 million), and 12% of two additional senior housing facilities, which represented the remainder of its interests in these properties, for a consideration of U.S.$ 1.25 million (approximately NIS 5 million). Furthermore, on December 31, 2012, the Company sold the partner its entire interests (50%) in the property management company.

After the said property sale, the Company’s share in RSC’s activity includes 50% in a senior housing facility comprising 340 residential units (valued at U.S.$ 3.3 million (the Company’s share is U.S.$ 2 million).

11.6	Investment in a real estate investment fund in India

In August 2007, a wholly-owned subsidiary of the Company entered into an agreement to invest in Hiref International LLC, a real estate fund in India, that is registered in Mauritius (the “Fund”). The Fund was established on the initiative and with the support of HDFC Group, one of the largest economic bodies in India. According to the Fund’s incorporation documents and the investment agreement, the Fund will invest directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones (SEZ), technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers.

For additional details regarding the Fund, including regarding related outstanding investment commitments and the balance of the investments in it, refer to Note 11(2) to the financial statements.

11.7	Securities portfolio and investment fund holdings

From time to time, the Company owns securities of companies that are listed on stock exchanges in the U.S., Canada, Europe and Israel. These investments are spread across a broad portfolio, in amounts that are not material to the Company.

In addition, wholly-owned subsidiaries of the Company have invested in several investment funds, in amounts that are not material to the Company (for details, refer to Note 11(1) to the financial statements).

12.	Required adjustments at the Company level

12.1	Reconciliation to the statement of financial position

		As of December 31
		2012	2011
		(consolidated) (in NIS thousands)
Presentation in the description of the Company’s business	Total investment properties whose development was completed in the U.S. (consolidated)	13,738,063	12,000,683
	Total investment properties whose development was completed in Canada (consolidated)	24,174,804	20,863,815
	Total investment properties whose development was completed in Northern Europe (consolidated)	13,382,055	12,348,662
	Total investment properties in Gazit Germany (consolidated)	932,267	972,647
	Total investment properties in ProMed (consolidated)	2,043,784	1,886,768
	Total investment properties in ProMed Canada (consolidated)	(*)	816,643
	Total investment properties in Gazit Brazil (consolidated)	305,108	500,052
	Total investment properties whose development was completed in Gazit Development (consolidated)	2,334,795	2,309,519
	Total investment properties under development in the U.S. (consolidated)	36,091	39,165
	Total investment properties under development in Canada (consolidated)	1,506,526	699,638
	Total investment properties under development in Northern Europe (consolidated)	—	168,355
	Total investment properties under development in Gazit Development (consolidated)	29,000	29,000
	Total plots of land classified as investment properties in the U.S. (consolidated)	117,186	118,069
	Total plots of land classified as investment properties in Canada (consolidated)	499,960	377,110
	Total investment properties under development in Gazit Brazil (consolidated)	202,487	—
	Total plots of land classified as property held for sale in the U.S. (consolidated)	15,305	—
	Total plots of land classified as property held for sale in Canada (consolidated)	7,983	—
	Total plots of land classified as property held for sale in Gazit Germany (consolidated)	—	17,856
	Total plots of land classified as investment properties in Gazit Development (consolidated)	414,966	412,906
	Other adjustments*	13,500	12,645
	Total (consolidated)	59,753,880	53,926,021
	“Investment property” item in the statement of financial position (consolidated)	56,947,664	51,710,166
	“Investment property under development” item in the statement of financial position (consolidated)	1,774,103	1,289,225
Presentation in the statement of financial position	Land	1,032,113	908,774
	Land classified as properties held for sale	—	17,856
	Total	59,753,880	53,926,021
ATR (Company’s share)		4,627,041	4,158,944

(*)	For details regarding an arrangement for the sale of GAA’s properties, refer to section 7.2.1 above.

12.2	Adjustment to FFO profits

Or details regarding FFO for the years ended on December 31, 2010 to 2012, refer to section 2.2 of the Directors’ Report.

D.	Issues relevant to all fields of operation of the Group[68]

13.	Marketing and distribution

As is usual in the sectors and in the regions in which it operates, from time to time the Group makes use of various marketing channels for the purpose of leasing its properties, the principal of which are: advertising at the location where the property is situated; ongoing contacts with realty brokers; advertising concentrated largely on local media; participating in sector-orientated exhibitions and conventions; updating the available property listings on websites; employment of staff whose principal job is the marketing and leasing of the Group’s properties, and also the employment of site managers, part of whose day-to-day responsibility includes marketing the property that they manage. In addition, the Group advertises the activities of tenants in its complexes, also conducting community and commercial activities, in order to maintain and promote the complex as an attraction to the local consumers.

14.	Competition

14.1	In the Company’s opinion, its fields of operation are characterized by a particularly high level of competition, due to the large number of firms active in this field. The Group is exposed to competition from commercial real estate owners and developers, real estate companies (including companies with REIT status for tax purposes in the U.S.), pension funds and financial entities, promoters in the real estate sector and supercenter chains (e.g., the Wal-Mart chain), as well as other owners and developers of commercial real estate in areas where the Group’s properties are located and online retailers (retailers that conduct their business on the internet), including, inter alia, leading companies such as: Federal Realty, Kimco Realty, Regency Centers and Weingarten Realty, that compete with EQY; Allied Properties, RioCan, Primaris, and Calloway, that compete with FCR; Sponda, Unibail-Rodamco, and Steen & Storm, that compete with CTY; and Unibail-Rodamco, Klepierre and Corio, that compete with ATR. Some of the said competitors have considerably larger resources at their disposal than those available to the Group. The competitive advantage of such competitors reduces the Group’s bargaining power and could result in a reduction in the Group’s profitability. An increase in the number of retail properties in a given region where the Group’s property is located could have a detrimental effect on the Group’s ability to rent out vacant space and to maintain the level of the rents charged on its properties. Certain of the Group’s properties are exposed to competition from properties adjacent to them, the tenants in which provide an identical or similar retail mix to that of the Group’s property, including through rentals to chains that are the Group’s anchor tenants.

14.2	The Group sees itself as having a number of competitive advantages that, in its opinion, assist it in coping with its competitors, and that in the Company’s opinion constitute critical success factors for its fields of operation. Such advantages include the following: the Group’s properties are located in attractive areas, having high rates of population growth and high density rates, and characterized by entry barriers; the ability to offer retailers a large number of properties that match their requirements over a wide area; proactive management of the properties, including ensuring that properties are maintained to a high standard over time; senior management that is experienced and has proven achievements; local management that is experienced, knowledgeable and familiar with the Company’s field of operation in each of the operating regions; the focus of the Group’s activities is on shopping centers anchored by supermarket chains or other retail chains, having a high degree of essentiality. Such chains, by their very nature, have a high customer flow and are more resilient to fluctuations in the economy; a broad mix of tenants; establishing and maintaining a strong network of relations with tenants on an ongoing basis, and a wide tenant base (as of the reporting date, the Group has 15 thousand lease agreements, and the rental income from the largest tenant represents 2.9% of the total rental income in the report year); a sound reputation, a wealth of experience, a thorough familiarity with the sector and a proven performance record; geographic deployment across multiple countries (23 countries, as of the reporting date); regional dominance that facilitates a variety of investment opportunities and enhances the ability to contend with cyclical changes in the economic conditions in the different markets; substantial financial capabilities, and access to various capital markets (in the U.S., Canada, Europe and Israel); and holding an inventory of land in proximity to some of the Company’s properties.

[68]	The data presented in Part D of the report do not refer to Dori.

15.	Fixed assets

For details regarding the Group’s fixed assets, refer to Note 14 to the financial statements.

16.	Intangible assets

The Company owns several trademarks in Israel: Gazit-Globe (in Hebrew and in English), G (design in black and white), G (design in color), AAA, LOCATION LOCATION LOCATION (text and design); and a trademark in the EU and in Russia: LOCATION LOCATION LOCATION (design). In addition, the Company has applied for registration of the trademark LOCATION LOCATION LOCATION (design) in Brazil, and has applied for registration of the trademarks Gazit-Globe, G (design in black and white), and G (design in color), in the U.S.

As of the reporting date, intangible properties have not been recognized as an asset in the Company’s financial statements.

17.	Human capital

17.1	As of December 31, 2012, the Company and its wholly-owned subsidiaries (which are not separately presented in this report) have 64 full-time permanent employees, as follows: 36 employees in Israel (30 employees in 2011); and 28 employees in the U.S. (29 employees in 2011).

17.2	The said employees are employed under personal employment contracts, and are usually entitled to a base salary, accepted social benefits and bonuses, at the discretion of the specific employer’s management. Some of these employees are entitled to various benefits according to the position they hold, and receive in addition long-term compensation in the form of mechanisms based on the Company’s securities.

17.3	Officers are employed by the Company under personal employment contracts, and are entitled to a base salary, related benefits and bonuses. In addition, the Company’s officers are granted Company securities under long-term compensation plans.

17.4	In 2010, the Company’s Board of Directors outlined general principles for a compensation policy, and the Company’s management and external consultants are performing the groundwork for a performance- and goals-based compensation plan, inter alia, in order to create a direct link between the performance of the Company and the said employees and the compensation they are entitled to, to increase motivation and achievement level in the Company and to increase the satisfaction of employees and managers over time. As of the date of this report, this compensation plan has yet to be finalized. It is however noted, that the officers’ bonuses for 2011 and 2012 were based, inter alia, on the material principles described above. The Company is working to complete and adopt the plan, including in accordance with the provisions of the Companies Law (Amendment No. 20), 2012.

17.5	The Company has a certain degree of dependency on the continued activity of its Chairman of the Board of Directors and one of its controlling shareholders, Mr. Chaim Katzman, and his Executive Vice Chairman, Mr. Dori Segal, who is also one of the Company’s controlling shareholders, who served as its President for 10 years until the beginning of 2008. The Company estimates, that upon the termination of Mr. Dori Segal’s service as the Company’s President and the appointment of a new President, its dependency on the said two officers has decreased. The Company is unable to assess what effect, if any, the termination of employment of either of the two said officers would have.

17.6	On November 15, 2011, the employment agreements between the Company and Mr. Chaim Katzman[69] and Mr. Dori Segal[70] expired. Despite the expiry of their employment agreements, Mr. Katzman and Mr. Segal continue in their roles as Executive Chairman of the Board of Directors and Executive Vice Chairman of the Board of Directors, respectively, without receiving remuneration from the Company. However, within the framework of the positions they hold, Messrs. Katzman and Segal are entitled to continue using the means that are at the disposal of the Company’s management for the purpose of fulfilling their duties.

The Company intends to take steps to formulate new employment and compensation arrangements with Messrs. Katzman and Segal, in light of the considerable importance it ascribes to their continued employment with the Company.

17.7	For details regarding the terms of the employment agreements of Mr. Arie Mientkavich, the Deputy Chairman of the Board of Directors, Mr. Aharon Soffer, the Company’s President, and Mr. Eran Ballan, Senior Executive Vice President and General Counsel, refer to Regulation 21 in Chapter D of the Periodic Report.

17.8	The Company’s share-based compensation

From time to time, the Company grants shares and securities that are convertible into shares to Company officers and to its employees and those of its wholly-owned subsidiaries.

17.8.1	2011 Plan

In December 2011, the Company adopted a securities compensation plan, according to which the Company may allot to managers, employees, directors, consultants and service providers of the Company and related companies up to 4.5 million shares or securities that are convertible into shares of the Company. The plan allows also allotment to American employees. The plan is managed by a Compensation Committee that was appointed by the Company’s Board of Directors, that will set the terms of the securities allotted in virtue of the plan. According to the plan, those entitled may be allotted share options, restricted shares, restricted share units or any other share-based compensation, at the discretion of the Compensation Committee and the Board of Directors. Share options allotted in virtue of the 2011 plan may be exercised in different ways, as decided by the Committee, including by way of net exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the share options (“cashless exercise”). Share options allotted under the 2011 plan will be subject to different adjustments, as decided by the Committee, including in the event of reorganization, capital split, capital consolidation, etc. In addition, provisions were set for different cases involving termination of the allottee’s employment in the Company, where for some of the officers a mechanism is in place for accelerated vesting of the instruments they will be granted under the plan, in the event that the Company decides to terminate their employment other than in circumstances in which they will not be entitled to severance pay.

17.8.2	In February 2013, the Company’s Board of Directors approved, after receiving the approval of the Compensation Committee, the allotment under the 2011 Plan of securities to 6 officers (who are not directors or the Company’s President) and to 24 other employees, as follows: (a) 522,303 share options at an exercise price of NIS 48.647 per share (index-linked), with a fair value at the grant date of NIS 13.3. The share options will vest over a period of three years in three equal installments, starting from the end of the year following the grant date; (b) 95,393 restricted share units (RSUs) with a fair value at the grant date of NIS 47.64. The units will vest over a period of three years in three equal installments, starting from the end of the year following the grant date; (c) 111,987 performance-based restricted share units (PSUs) with a fair value at the grant date of NIS 21.6. Subject to the goal set with respect thereto being met, the units will vest in one installment at the end of three years following the grant date. For details regarding the terms of securities so allotted, refer to Note 40d to the financial statements.

[69]	The employment agreement expired in light of the transition provisions set in the Companies Law (Amendment No. 16), 2011, with respect to approval of the agreements of public companies with the controlling shareholder regarding the terms of his appointment and employment.
[70]

The agreement terminated due to the termination of the original agreement term on September 30, 2011, and after Mr. Segal has agreed to postpone the last date on which the Company may inform him of the non-renewal of the agreement term until November 15, 2011.

17.8.3	2005 Plan

In July 2005, the Company adopted an option plan to compensate employees and officers of the Company and of its subsidiaries and related companies (as revised as decided by the Board of Directors in May 2007; the “plan” or the “2005 plan”). The share options granted under the plan were allotted under the following material terms: each option entitles the allottee to purchase one ordinary share of the Company; the exercise price of each share option has been set according to the average price of the Company’s shares on the Stock Exchange in the 30 trading days preceding the grant of the share options, is linked to the Israeli consumer price index and is subject to adjustments in the event of a stock dividend issuance, a rights issuance or the distribution of a dividend. The share options vest during the 3 or 4 years commencing from the date of the share options’ grant. Each allottee shall be entitled to exercise the share options granted him in three or four equal installments (1/3 or 1/4 at the end of each year, starting from the end of the first year from the grant date). Should an allottee not exercise the share options which have become exercisable, within 90 days from the end of his employment with the Company or with one of its related companies, then such share options shall expire. In the event that the allottee’s employment is terminated by the Company (or the related company, as appropriate) (including on reaching the end of the employment period), under circumstances other than those that would legally entitle the Company (or the related company) to terminate his employment without having to pay severance pay, the allottee shall be entitled to an acceleration of the vesting period of the share options. The final expiry date for all the share options (in the event of their not having previously expired or been exercised in accordance with the details above) is at the end of 4 or 5 years from the share options’ grant date. With regard to the Israeli allottees included among the above allottees, the grant of the share options was made pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains track, and their share options have been issued to a trustee acting on their behalf. Each of the allottees may also exercise the share options by way of net exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the share options (“cashless exercise”). As of the report approval date, the total number of share options allotted to employees and officers of the Company and its subsidiaries and related companies (and that had not yet been exercised or had not expired) in virtue of the 2005 plan, as aforesaid, is 691 thousand share options, and their exercise prices range from NIS 35.67 to NIS 39.02 (an aggregated average of NIS 37.18).

17.8.4	Share compensation plan for directors

In March 2002, the Company adopted a share compensation plan for its directors. The directors’ rights under this plan were reduced in accordance with a Board of Directors’ decision in March 2007, and it was later cancelled in November 2010. In accordance with the aforesaid plan (subsequent to its said reduction), the Company allotted to each Board member (other than those who hold other positions within the Company), whosoever they were from time to time, at the beginning of each year that they served on the Company’s Board of Directors, non-tradable share options in the lower amount of (a) the amount of NIS 120,000, reflecting their economic value (according to the Black & Scholes model); (b) 25,000 share options. Each share options batch was exercisable by the allottee commencing from the end of the year following the entitlement date until the end of four years from the entitlement date. The grants that began in 2007 were in accordance with Section 102 of the Income Tax Ordinance (capital gains track). As of December 31, 2012, 127,900 share options had been allotted under the plan and had not yet been exercised or had expired, at a weighted average exercise price of NIS 30.40. Concurrent with the cancellation of the share options plan for directors, the compensation amount paid to directors of the Company was updated. In addition, the compensation amount paid to directors of the Company was updated in January 2012 to proportionate compensation, in accordance with Regulation 8A of the Companies Regulations (Rules Regarding Remuneration and Expenses for an External Director), 2010. For details, refer to Regulation 21 in Chapter D of the Periodic Report.

17.9	In November 2011, the Company’s Board of Directors decided to postpone the repayment date of loans extended by the Company to two of its officers for the purchase of Company shares under a previous compensation plan (from 2001, as amended and expanded over the years), in the total amount of NIS 3.8 million, such that the loans will be repaid in three equal payments at the end of November of each of the next three years. Until the date of the report, the two officers repaid the said loans. The Company also extended loans to three employees under the said plan, one of which was repaid in full until the date of the report.

17.10	In the years 2006 through 2010, the Company entered into compensation agreements with several employees of wholly-owned subsidiaries of the Company (that are not Company officers, with the exception of the Company’s President, Mr. Aharon Soffer, as specified in Regulation 21 of Chapter D of the Periodic Report), imitating the grant of share options with a cash benefit (a phantom agreement), the balance of which as of the reporting date is 118,750 and the average exercise price of which is NIS 38.90. For details, refer to Note 28d to the financial statements.

17.11	For additional details, refer to Note 28 to the financial statements.

18.	Working capital

18.1	The Company and its controlled private subsidiaries finance their operations, inter alia, from dividends and interest payments received from its affiliates. In 2012, the Company and its controlled private subsidiaries received dividend payments in the amount of NIS 675 million from its affiliates EQY, FCR, CTY, and ATR, payment in the amount of NIS 282 million from RSC as distribution to the partners in it, and an interest income in the amount of NIS 9 million from its subsidiary CTY. For additional details regarding the Company’s policy regarding working capital as well as the current assets and current liabilities balances of the Group, refer to section 3.4 of the Directors’ Report. For details regarding the Group’s credit policy, refer to section 3.6 of the Directors’ Report.

18.2	Summary composition of the working capital – the Group’s working capital comprises on the assets side mainly cash and cash equivalents, short-term investments including tradable securities in the amount of NIS 2.3 billion, trade and other receivables in the amount of NIS 1 billion, building inventory in the amount of NIS 0.7 billion and held-for-sale assets in the amount of NIS 1.5 billion. On the liabilities side, the Group’s working capital comprises short-term credit and current maturities in the total amount of NIS 2.7 billion, trade and other payables in the amount of NIS 2.2 billion, and advance payments from customers who ordered works in the amount of NIS 0.3 billion.

18.3	The working capital for a twelve-month period differs from the Company’s working capital. The table below details these differences:

	The amount included in the financial statements (in NIS thousands)	Adjustments (for a twelve-month period)	Total
Current assets	5,572	(292)	5,280
Current liabilities	5,392	(26)	5,366
Excess of current assets over current liabilities	180	(266)	(86)

19.	Financing

In addition to the data about the financing activities of Group companies in the various fields of operation, specified in sections 6.12, 7.11, 8.13, 9.10, 10.7.3, 11.4.2, 11.1.10 and 11.5.6 above, presented below are summary data about the financing activity at the Group level, as well as data for the Company and its private wholly-owned subsidiaries.

19.1	Summary of the Group’s overall liabilities and credit lines

19.1.1	As of December 31, 2012, the Group’s interest-bearing liabilities to banks and others totaled NIS 42.0 billion (as of December 31, 2011 – NIS 39.5 billion; as of December 31, 2010 – NIS 31.96 billion).

19.1.2	As of December 31, 2012, the Group has revolving credit lines in the total amount of NIS 9.6 billion, of which it had utilized a total of NIS 3.7 billion at that date.

19.2	Credit lines of the Company and its wholly-owned subsidiaries:

19.2.1	As of December 31, 2012, the Company and its wholly-owned subsidiaries have revolving credit lines from several banks, in a total amount of NIS 3.7 billion (including the credit lines specified below), of which NIS 2.1 billion have been utilized as of the said date and NIS 2.77 billion were utilized as of immediately prior to the report approval date. The credit lines are secured with the Company’s main interests in the Group companies, are for periods of 4 to 5 years and end between 2013-2018. The credit lines bear variable annual interest at a weighted rate as of December 31, 2012 of 3.26%. In recent years the Company has agreed with the major banking institutions financing it on a change in the financing mechanism, which involves transition from reliance on the market value of the collateral for these credit lines, to their net asset value (NAV) according to the books of the consolidated company (according to IFRS), as specified below.

For additional details, refer to Note 22 to the financial statements.

Following are details regarding the material credit lines of the Company and its wholly-owned subsidiaries.

19.2.2	Loan agreement with a syndicate of Israeli banks headed by Bank Hapoalim B.M. for the financing of the Company’s investment in ATR

In August 2008 the Company entered into an agreement with a consortium of banks, headed by Bank Hapoalim and with the participation of Israel Discount Bank Ltd. and Union Bank of Israel Ltd., for a loan designated for the purchase of securities of ATR, secured by liens from the Company and its wholly-owned subsidiaries. The terms of the loan, its amount, its stipulations and the collateral pledged in favor of the consortium, have been updated from time to time (most recently in December 2010). As of December 31, 2012, the outstanding loan balance was 194 million, repayable in January 2015. The loan is secured mainly by a pledge over 105 million shares of ATR as well as over contractual rights granted to the Company at the date of the initial investment in ATR. The loan bears interest at the basic rate used by the bank for credit with characteristics similar to the relevant credit plus a fixed spread.

The loan agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the loan (all of which the Company is in compliance with as of December 31, 2012):

19.2.2.1	The ratio of debt according to the agreement to the value of collateral (according to their price on the stock exchange, at an average of several trading days) is not to exceed 60%. As of December 31, 2012, this ratio stood at 37.6%;

19.2.2.2	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.75 billion. As of December 31, 2012, this equity amounted to NIS 7.8 billion;

19.2.2.3	The ratio of the Company’s liabilities, net on an expanded stand-alone basis (the Company and private companies owned by it) to the value of its interests (based on the equity method) is not to exceed 77.5%. As of December 31, 2012, this ratio stood at 62.3%;

19.2.2.4	The ratio of the Company’s liabilities, net to the consolidated assets is not to exceed 75%. As of December 31, 2012, this ratio stood at 60.4%;

19.2.2.5	The equity attributed to ATR’s shareholders is to amount to at least EUR 1.5 billion; As of December 31, 2012, this equity amounted to EUR 2.3 billion;

19.2.2.6	The ratio of the equity attributed to ATR’s shareholders to ATR’s total assets is not to fall below 48.5%. As of December 31, 2012, this ratio stood at 74.3%.

In addition, the agreement includes additional customary conditions for calling for the immediate repayment of the loan (including with respect to ATR), among them: change in control of the Company and of ATR, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the pledged securities, cross default in certain thresholds and conditions, etc. In addition, the agreement contains the Company’s liabilities in connection with its interests in ATR, including its undertaking to own a minimum quantity of ATR’s shares, together with CPI and separately.

19.2.3	Credit facility agreement with Israel Discount Bank Ltd.—credit line secured by pledge over shares in CTY

In May 2010, the Company entered into an agreement with Discount Bank (as updated in August 2010 and in June 2012) for a credit facility in the amount of U.S.$ 200 million that will be at its disposal until July 15, 2017. The Company may withdraw amounts on account of this facility, in different currencies. The credit bears interest at the basic rate used by the bank for credit with characteristics similar to the relevant credit plus a fixed spread. The credit facility is secured by a pledge over some of CTY’s shares that are owned by the Company, where the Company has undertaken that quantity of shares pledged to the bank will not fall below 30% of CTY’s issued and paid up capital; as of December 31,2012, the percentage of shares pledged to the bank stood at 32.1%.

The credit facility agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the loan (all of which the Company is in compliance with as of December 31, 2012):

19.2.3.1	The ratio of debt (calculated based on the actual credit utilized at any time; in sections 19.2.3.2 to 19.2.3.4 below: the “debt utilized”) to collateral (CTY’s pledged shares, the value of which will be set as the average of the value of CTY’s shares on the stock exchange and the net accounting value of CTY’s shares) is not to exceed 70%. As of December 31, 2012, this ratio stood at 17.9%;

19.2.3.2	The ratio of the market value of the collateral (according to their average price on the stock exchange over several trading days) to the debt utilized according to the agreement is not to fall below 1.1. As of December 31, 2012,this ratio stood at 5.1;

19.2.3.3	The shareholders’ equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.5 billion. For details regarding the said shareholders’ equity as of December 31, 2012, refer to section 19.2.2.2 above;

19.2.3.4	The Company’s average quarterly EPRA Earnings (FFO, calculated according to the European Public Real Estate Association), over any two consecutive quarters, is to be maintained above NIS 60 million. As of December 31, 2012, the average quarterly EPRA Earnings of the last two quarters was NIS 140 million;

19.2.3.5	The ratio of the Company’s liabilities, net to the consolidated assets is not to exceed 75%. For details regarding this ratio as of December 31, 2012, refer to section 19.2.2.4 above;

19.2.3.6	The ratio of the Company’s liabilities, net (on an expanded stand-alone basis) to the value of its interests (based on the equity method) is not to exceed 77.5%. For details regarding this ratio as of December 31, 2011, refer to section 19.2.2.3 above;

19.2.3.7	The ratio of CTY’s shareholders equity (including capital loans and excluding minority interests net of the fair value of derivatives included in the equity net of their tax impact according to the consolidated financial statements) to CTY’s total assets is not to fall below 30%. As of December 31, 2012, this ratio stood at 40.5%;

19.2.3.8	The ratio of CTY’s EBITDA to CTY’s net financial expenses is to be no less than 1.6. As of December 31, 2012, this ratio stood at 2.1.

In addition, the agreement includes additional customary conditions for calling for the immediate repayment of the credit (including with respect to CTY), among them: change in control of the Company and of CTY, structural change, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the Company’s or CTY’s shares, cross default in certain thresholds and conditions, etc. The Company’s utilization of the credit facility is subject to the ratio between the debt to the bank and the average value of the collateral as provided in section 19.2.3.1 above is not to exceed 0.6.

19.2.4	Credit facility agreement with Bank Hapoalim B.M.—credit line secured by pledge over shares in FCR

In July 2010, the Company and its wholly-owned subsidiary entered into an agreement with Bank Hapoalim (as updated in December 2010 and in December 2012) for credit facility in the total amount of C$ 330 million that will be at their disposal until January 2018. The Company may withdraw amounts on account of the facility, in different currencies. The credit bears interest at the basic rate used by the bank for credit with characteristics which are similar to those of the relevant credit, plus a fixed spread (subject to increase in the cost of credit due to a decrease in the Company’s credit rating). The credit facility is secured by the Company’s undertaking that its interests in FCR will be no less than 34% of FCR’s share capital and the percentage of shares pledged to the bank will be no less than 26% of FCR’s share capital (20% on a fully diluted basis); as of December 31, 2012, the percentage of shares pledged to the Bank stood at 35.8%). The agreement also sets that if another holder of FCR’s shares owns over 19.99% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other older by 10%.

The credit facility agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2012):

19.2.4.1	The ratio of the debt utilized to the market value of the pledged shares (according to the average price on the stock exchange over several trading days) is not to exceed 85% (or 80% subject to the equity as specified in sections 19.2.4.9 and 19.2.4.10). As of December 31, 2012, this ratio stood at 10%;

19.2.4.2	The ratio of the interest bearing liabilities, net to the total consolidated assets of the Company is not to exceed 75%. As of December 31, 2012, this ratio stood at 56.1%;

19.2.4.3	The ratio of the Company’s interest bearing liabilities, net on an expanded stand-alone basis to the value of its interests (based on the equity method) is not to exceed 80%. As of December 31, 2012, this ratio stood at 60.7%;

19.2.4.4	The ratio of dividend paid from the pledged shares to the actual interest expense on the debt utilized out of the credit facility for three consecutive quarters is to be no less than 1.5 (or 1.75 subject to equity and leverage as specified in section 19.2.4.9). As of December 31, 2012, this ratio stood at 10.3;

19.2.4.5	The ratio of FCR’s EBITDA to FCR’s financial expenses is to be no less than 1.75. As of December 31, 2012, this ratio stood at 2.59;

19.2.4.6.	The ratio of FCR’s net financial debt, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA, is not to exceed 14.2, nor 13.5 for three consecutive quarters. As of December 31, 2012, this ratio stood at 9.4;

19.2.4.7.	The ratio of the proportionate part of FCR’s net financial debt (calculated according to the percentage of FCR’s shares that are pledged to the bank), plus the debt utilized, to the proportionate part of the value of FCR’s properties (also calculated according to the percentage of FCR’s shares that are pledged to the bank), is not to exceed 82%, nor 80% for three consecutive quarters. As of December 31, 2012, this ratio stood at 50.7%;

19.2.4.8	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.2 billion. For details regarding the said equity as of December 31, 2012, refer to section 19.2.2.2 above.

19.2.4.9	In the presence of one of the following events: (a) the equity attributed to the Company’s shareholders in its consolidated financial statements falling below NIS 5.5 billion; or (b) the ratio of the interest bearing liabilities, net to the Company’s consolidated assets exceeding 62.5%; then, the ratio of the dividends paid by FCR shares pledged in favor of paying the actual interest against utilized debt will increase from 1.5 to 1.75, and the ratio of utilized debt under the agreement to the market value of the pledged shares (according to their price on the stock exchange as an average of several trading days) (as specified in section 19.2.4.1 above) (“stop loss”) will decrease from 85% to 80%.

19.2.4.10	If the difference between the proportion of pledged FCR shares and the interest of a shareholder falls below 10%, the ratio of utilized debt under the agreement to the market value of the pledged shares (as specified in section 19.2.4.1 above) (“stop loss”) will decrease from 85% to 70%.

In addition, the agreement includes additional customary conditions for calling for the immediate repayment of the credit (including with respect to FCR), among them: change in control of the Company and of FCR (including with respect to the interests of other shareholders of FCR and including insofar as Messrs. Chaim Katzman or Dori Segal serve as Chairman of the Board of Directors or as President of FCR), structural change or merger, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the securities pledged to secure the credit or the Company’s shares, cross default in certain thresholds and conditions, etc.

19.2.5	Credit facility agreements with Bank Leumi Ltd. and an American bank owned by it—credit line secured by pledge over shares in EQY

In June 2011, the Company and its wholly-owned subsidiaries entered into agreements with Bank Leumi and an American bank owned by it for credit facilities in the amount of up to U.S.$ 250 million that will be at their disposal until April 2016. The Company may withdraw amounts on account of the facilities, in different currencies. The credit facilities bear interest at the basic rate used by the bank for credit with characteristics which are similar to those of the relevant credit, plus a fixed spread. The credit facilities are secured by a pledge over some of EQY’s shares that are owned by the Company, that represent the Company’s controlling interest in EQY (where the quantity of shares pledged to the bank will be no less than 20% (on a fully diluted basis) of EQY’s issued and paid up capital and the quantity of shares pledged to the bank and/or that is not pledged to another party (including shares owned by a subsidiary of the Company, directly or indirectly, that are pledged in favor of the bank, as specified in this section below), will be no less than 33% of EQY’s issued and paid up capital on a fully diluted basis (for details regarding the update of this commitment subsequent to the reporting period, refer to section 19.2.5.10 below). As of December 31, 2012, 34% of the shares were pledged to the bank (21% in full dilution).

The credit facility agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2012):

19.2.5.1	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.5 billion. For details regarding the said equity as of December 31, 2012, refer to section 19.2.2.2 above;

19.2.5.2	The ratio of dividend paid from the pledged shares of EQY to the actual interest expense on the debt utilized out of the credit facility for three consecutive quarters is to be no less than 1.25. As of December 31, 2012, this ratio stood at 7.1%;

19.2.5.3.	The ratio of the proportionate part of EQY’s interest-bearing debt, calculated according to the percentage of EQY’s shares that are pledged to the bank, plus the debt utilized, to the proportionate part of the value of EQY’s properties (also calculated according to the percentage of EQY’s shares that are pledged to the bank), is not to exceed 82.5%. As of December 31, 2012, this ratio stood at 60.6%;

19.2.5.4	If the following two covenants are violated: (a) the ratio of EQY’s net interest bearing liabilities, with the addition of the leverage that is reflected by the amount of debt utilized out of the credit facilities, to EQY’s EBITDA, is not to exceed 14 (as of December 31, 2012, this ratio stood at 10.3); and (b) the ratio of EQY’s interest bearing liabilities, with the addition of the bank debt utilized out of the credit facilities, net, to EQY’s NOI, is not to exceed 13 (as of December 31, 2012, this ratio stood at 9.0);

19.2.5.5	The ratio of EQY’s EBITDA to EQY’s financial expenses is to be no less than 1.65. As of December 31, 2012, this ratio stood at 2.6;

19.2.5.6	The ratio of the interest bearing liabilities, net to the total consolidated assets of the Company is not to exceed 75%. For details regarding this ratio as of December 31, 2012, refer to section 19.2.4.2 above;

19.2.5.7	The ratio of the Company’s interest bearing liabilities, net on an expanded stand-alone basis to the value of its interests (based on the equity method) is not to exceed 77.5%. For details regarding this ratio as of December 31, 2012, refer to section 19.2.4.3 above;

19.2.5.8	The debt utilized out of the credit facilities to the value of EQY’s shares (calculated as the average of the market price and the NAV) is not to exceed 70%. As of December 31, 2012, this ratio stood at 31.5%; and

19.2.5.9	The debt utilized to the market value of EQY’s shares (according to average price on the stock exchange over several trading days) is not to exceed 85%. As of December 31, 2012, this ratio stood at 29.2%.

In addition, the agreement includes additional customary conditions for calling for the immediate repayment of the credit (including with respect to EQY), among them: change in control of the Company or of EQY, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the Company’s or EQY’s shares, cross default in certain thresholds and conditions, etc.

19.2.5.10	In addition, in June 2007, two wholly-owned subsidiaries of the Company (“the additional subsidiaries”) entered with Bank Leumi into agreements for two credit facilities in the total amount of U.S.$ 115 million that will be at their disposal until January 2016 (“the additional credit facilities”). The credit facilities bear interest at the basic rate plus a fixed spread, and are secured by a pledge on EQY’s shares that are owned by the subsidiaries (these shares will be added for the purpose of calculating the percentage of EQY’s shares that are pledged to Bank Leumi as specified in section 19.2.5 above, as required in an agreement of other subsidiaries of the Company with Bank Leumi as specified in this section above).

The agreements include the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2012):

(a)	The debt utilized to the market value of EQY’s shares (calculated as consolidated for the two agreements) is not to exceed 70%. As of December 31, 2012, this ratio stood at 36%.

(b)	The ratio of dividend paid from the pledged shares of EQY to the actual interest expense on the debt utilized out of the credit facility for three consecutive quarters is to be no less than 1.35. As of December 31, 2012, this ratio stood at 2.57 and 3.13, respectively, for each of the subsidiaries;

(c)	The equity of each of the subsidiaries (adjusted according to the market value of EQY’s shares) is to be maintained at an amount higher than U.S.$ 30 million or 35% of the total value of the assets. As of December 31, 2012, the equity of each of the subsidiaries amounted to U.S.$ 69.3 million and U.S.$ 131.5 million, respectively, and the ratio stood at 61% and 70%, respectively, for each of the subsidiaries;

(d)	The ratio of the equity (calculated as aforesaid) to the outstanding debt is to remain below 55%. As of December 31, 2012, this ratio stood at 151% and 263% for each of the subsidiaries;

In addition, there is a cross default mechanism in place between the two credit facilities.

19.2.5.11	Subsequent of the reporting period, in March 2013, the Company and its subsidiaries entered with Bank Leumi into an amendment to the above agreements. Under the amendment, the additional credit facilities were extended until April 2016 and the Company placed in favor of the Bank guarantees with respect to the liabilities of the additional subsidiaries by virtue of these agreements, while setting a cross default mechanism between the credit lines described in sections 19.2.5 and 19.5.2.10. In addition, the amendment equates the financing terms of the credit lines to the terms of the credit facilities specified in section 19.2.5 above (including replacing the financial covenants specified in sections 19.2.5.1 and 19.2.5.9). To offset the update of the terms of the credit lines, the commitment of the Company, the subsidiaries and the additional subsidiaries, with regard to the quantity of shares pledged to the Bank, was updated such that the quantity of shares pledged to the bank will not fall below 28% of EQY’s share capital (in full dilution) (in lieu of 20% of EQY’s share capital prior to the amendment), and the undertaking toward the Bank that at least 33% of EQY’s issued and paid up share capital will be pledged to the Bank and/or will not be pledged to anyone else, was cancelled. Nonetheless, in the event that the additional subsidiaries repay the credit lines specified in section 19.2.5.10, the Company will be required to meet the minimum interests it is required to own in EQY’s share immediately prior to the amendment (namely – 20% of EQY’s share capital in full dilution), as well as the undertaking to the Bank that at least 28% EQY’s issued and paid up share capital will be pledged to the Bank and/or will not be pledged to anyone else.

19.3	Debentures of the Company and its wholly-owned subsidiaries:

19.3.1	As of December 31, 2012, the Company and its wholly-owned subsidiaries have debentures in the total (principal) amount of NIS 9.7 billion (of which NIS 1.6 billion were issued in the reporting year). The Company’s debentures are rated Aa3 (Stable Outlook) by Midroog Ltd. according to a rating report dated December 13, 2012 and A+ (Stable Outlook) by S&P Maalot (Israeli rating scale) according to a rating report dated December 12, 2012. For details regarding the Company’s debentures and issuances it has completed during the reporting period (including with the participation of the controlling shareholder), refer to section 8 of the Directors’ Report and Notes 20a and 20b to the financial statements.

The Company’s debentures are unsecured, other than debentures (Series J) that are secured by properties owned by Gazit Development (for details, refer to section 8e of the Directors’ Report). In addition, the debentures contain causes the realization of which grants the debenture holder the right to call for the immediate repayment thereof, as is the customary practice, where debentures (Series K) include also undertakings to comply with financial covenants as follows: the equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 500 million for four consecutive quarters; the ratio of interest bearing liabilities, net to the total assets is not to exceed 80% for four consecutive quarters; and the debentures rating at the measurement date of the aforesaid ratio for the last of the said four consecutive quarters is to be no less than a (BBB-) by S&P Maalot and no less than Baa3 by Midroog Ltd; in addition, an event that requires the Company to immediately redeem debts to holders of tradable debentures in an amount of no less than the higher of (a) NIS 300 million; and (b) 12.5% of its shareholders’ equity (net of rights that do not confer control); as well as an event in which control of the Company changes, will be cause for immediate repayment. As of December 31, 2012, the Company’s equity amounted to U.S.$ 2,103 million, the ratio of the interest bearing liabilities, net to the total assets stood at 56.1%, and the debentures were rated A+ (Stable Outlook) by S&P Maalot and Aa3 (Stable Outlook) by Midroog Ltd.

19.4	Summary of the outstanding loans of the Company and its wholly-owned subsidiaries:

The following table presents the credit and long-term loans (including current maturities) received by the Company and wholly-owned subsidiaries (with the exception of Gazit Germany and ProMed, details with respect to which were provided in sections 11.4.2 and 11.5.6, respectively) to finance their operations, that are not intended for specific use, as of December 31, 2012:

	Balance (NIS in millions)	Weighted interest rate	Effective interest rate	Average repayment period (years)
Secured loans from financial institutions at variable interest	3,125	3.26%	3.26%	3.11
Secured loan from financial institutions at fixed interest	286	5.52%	5.52%	6.98
Secured debentures at fixed interest	850	6.50%	5.76%	5.40
Unsecured debentures at fixed interest	8,174	5.34%	5.28%	4.95
Unsecured debentures at variable interest	696	2.39%	2.79%	4.17
Total	13,131	—	—	—

19.5	Summary of the outstanding credit of the Company and its wholly-owned subsidiaries:

The table below provides details regarding the outstanding credit of the Company(1) and its wholly-owned subsidiaries (in NIS millions), as of December 31, 2012:

	The Company (1)	EQY	FCR	CTY	Dori Group(2)	Gazit Germany	Gazit Development	ProMed	Total
Outstanding debentures (tradable and non-tradable)	9,720	2,707	5,508	931	461	—	—	—	19,327
Outstanding bank credit(3)	3,411	3,235	6,120	6,418	53	536	431	1,110	21,314
Total liabilities	13,131	5,942	11,628	7,349	514	536	431	1,110	40,641
Approved revolving credit facilities	3,750	1,855	2,156	1,870	—	—	60	—	9,691
Utilized credit facilities(4)	2,156	642	163	800	—	—	58	—	3,819
Balance for utilization	1,594	1,213	1,993	1,070	—	—	2	—	5,872
Guarantees in the ordinary course of business	—	7	386	314	—	—	63	4	774
Guarantees under the Sales Law, for the performance of works and others	—	—	—	—	946	—	—	—	946

(1)	The Company and its wholly-owned subsidiaries, with the exception of Gazit German and ProMed.
(2)	Includes excess cost accounted for at the time of its acquisition.
(3)	Including the utilization of approved credit facilities.
(4)	includes utilization with respect to the provisions of guarantees.

19.6	Some of the credit documents of the Company and its wholly-owned subsidiaries include financial covenants (that are not more strict than the covenants detailed in sections 19.2.1 to 19.2.5 above), as well as additional customary conditions for calling for the immediate repayment of the credit, among them: change in control of the Company, of subsidiaries or of companies the securities of which are pledged to secure the credit, structural change, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the securities pledged to secure the credit or the Company’s securities, etc.

19.7	As of December 31, 2012 and immediately prior to the approval date of this report, the Company and its wholly-owned subsidiaries are in compliance with all covenants prescribed with respect to the Company. In addition, as of December 31, 2012, all the Company’s subsidiaries are in compliance with all covenants prescribed with respect to them, and to the best of the Company’s knowledge, there has been no change in this status as of the date of this report.

19.8	As aforesaid, the majority of the Company’s debt sources from the local capital market are in NIS (most of the debentures are linked to changes in the consumer price index) while the majority of the Company’s properties are denominated in foreign currency according to the Group’s functional currencies. To mitigate the currency exposure of the equity to changes in the exchange rates, the Company conducts short-term and long-term swap transactions, as necessary, and in most of them it replaces the shekel liability with foreign currency liability. The long-term swap transactions are fully reconciled with the debenture repayment schedules.

19.9	As of the reporting date, the outstanding short-term and long-term swap transactions amounted to NIS 6.9 billion (of which NIS 2.0 billion are short-term, in different currencies). The fair value of the swap transactions as of the reporting date are NIS 1.0 billion (of which the fair value of the current maturities and the short-term swap transactions is NIS 81 million). For additional information, refer to Note 37d to the financial statements.

20.	Taxation

For details regarding the tax laws applying to the Group in Israel, the Company’s tax assessments, including assessments in dispute, and the implications of tax laws for Group companies abroad, refer to Note 25 of the financial statements.

21.	Environment

21.1	The Group, due to its ownership of real estate, is subject to legislation, and federal, state and local environmental regulation. In relation to this, the Group could be held responsible for, and have to bear, the clearance and reclamation costs with respect to various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, its properties (and could also have to pay fines and compensation with respect to such hazards). The costs of the above could be high and could even exceed the value of the relevant properties. It should be emphasized that some of the environmental provisions are provisions that place total responsibility on the holders/owners of the properties (in other words, proof or admission of guilt is not required in order for them to be found responsible for such environmental hazards). Failure to remove these hazards could have a detrimental effect on the Group’s ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2012, the Group is aware of a number of properties that require attention from an environmental aspect, in addition to properties that are already being attended to in this regard. The Group is unable to guarantee that the information in its possession reveals all its potential liabilities with respect to environmental hazards, or that former owners of properties acquired by the Group had not acted in a manner that constitutes a material breach of the provisions of environmental laws, or that due to some other reason a serious breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws (that have become more stringent over the past few years) could have a material effect on the Company’s position, from both the operational and the financial aspects. As of December 31, 2012, the Company believes that the costs expected to be incurred by the Group with respect to its liability for environment-related damages are not material.

21.2	The Group strives to conduct its business in an environmentally-friendly manner. In 2010 and 2012, the Company adopted a social responsibility code, which, inter alia, presents the Company’s policy with regard to environmental and community issues. Social responsibility was and will continue to be an issue that reflects the Company’s positive and active approach to environmental and community issues as a leading global company.

The Group’s management believes that durable business success is built for the long run, and is therefore investing resources in environmental conservation and in the construction of environmentally-friendly shopping centers. The Group’s management is of the opinion that in the long term, the consumers, the retailers and the Group companies will benefit from this course of action. Thus, for example, the use of green energy and the recycling of various materials will benefit the community, preserve the environment, and in the long term save costs for the Company. In addition, the Company assesses that the growing awareness of the need to preserve the environment will lead the population to prefer visiting “green” shopping centers over regular shopping centers, thus increasing the value of the Group companies’ properties.

The issue of the environment and its protection is being addressed by senior officers in the Group companies. In addition to its managers, the Group is also assisted by external consultants to promote green construction.

Group companies make use of a variety of materials in the course of their business activity, both on construction sites, where they use mostly construction materials, and in office activity in the administrative headquarters. Within the framework of the companies’ efforts to minimize their environmental footprint, they are attempting to reduce the use of materials that are not biodegradable, use recycled materials, and send products and materials no longer used for recycling and/or reuse.

21.3	Since May 2006, FCR has been constructing shopping centers based on the “LEED” standard (Leadership in Energy and Environmental Design certification standard). In addition, FCR implements projects for the control and economic use of water and energy, and has installed facilities for use of geothermal energy in three properties. As of the reporting date, FCR has 28 projects under development or redevelopment (in the planning or construction stages) that are being built (or that will be built) according to the international LEED standard.

21.4	CTY strives to be a leading operator of responsible shopping centers and promoter of the development of sustainable properties, and is considered among Nordic companies a pioneer in the implementation of sustainability principles in its shopping centers. In addition, CTY places great emphasis on green construction, and strives to meet the international LEED standard in its shopping centers. In 2012, the European Public Real Estate Association (EPRA) announced that CTY’s sustainability report is one of the best in the industry. In 2009, a Green Shopping Center Management Program was adopted, which is a goal-oriented program that promotes green construction. This program addresses, inter alia, waste management, recycling, construction materials, efficient use of resources (energy and water), air quality, etc. Also, in 2012, CTY developed methods for reporting energy savings. In 2012, CTY met all savings goals it has set in its program (including energy savings, reduced carbon footprint, reduced water consumption, reduced waste, etc.). In addition, in recent years, several shopping centers owned by CTY were awarded the LEED standard, including the LEED Platinum standard (the highest LEED standard available). Furthermore, in 2011, CTY conducted a comprehensive energy savings survey, and all its shopping centers were reviewed in accordance with the Green Shopping Center Management Program, an in-house program used to promote sustainable development.

21.5	In Israel, Gazit Development follows the guidelines of the Reduced Environmental Impact Buildings Standard (the green buildings standard) of the Standards Institution of Israel (IS 5281) in its shopping centers that are under construction. In accordance with this standard, issues such as energy, land, water, waste, etc. are taken into consideration in the planning and construction processes, concurrent with environmental management of the project itself (land contamination surveys with the support and approval of the Ministry of Environmental Protection, waste management and recycling, multiple-use construction methods, etc.).

21.6	EQY is investing in making its shopping centers “greener”. In 2008, an extensive recycling program was deployed at its properties. The objectives of the program are to reduce solid waste, encourage recycling and affect positively natural resources and the environment. The program involves the recycling of glass, plastic, metal and wood. EQY is also participating in an environment protection program under government support.

22.	Restrictions on and supervision over the Company’s operations

The Group’s properties are subject to the various laws and regulations of the regions in which they are operated, from a variety of aspects, as is customary for the construction and operation of commercial real estate properties in the said regions, and inter alia: planning and construction laws, regulations pertaining to construction and development of real estate properties (such as construction permits), municipal laws with respect to licensing the use and operation of the properties, laws with respect to the adaptation of properties to people with disabilities, and environment law. The Company believes that its properties substantially comply with the legal requirements for their operation. However it cannot assess the implications, if any, of the adoption of new laws and regulations or amendments to existing laws and regulations on existing properties or properties the Group will acquire in the future.

In addition, the Company, EQY, FCR, CTY, ATR, Dori and Dori Construction, being public companies, are subject to regulations pertaining to the securities laws and the stock exchange rules (including corporate governance rules) applying to each of these companies according to the country they are incorporated in and where their shares are traded. Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, their breach could lead to the companies being fined and even to the perception of criminal offence.

Pursuant to the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, and with the aim of identifying and preventing breach of securities laws, the Company’s Board of Directors has resolved to adopt an administrative enforcement plan. It has appointed a committee on its behalf (the “Responsible Party”), which operates under supervision of the Company’s Board of Directors. It has also appointed an administrative enforcement supervisor for the Group. The Company, together with its external consultants, conducted a compliance survey and later formulated a master procedure and additional work procedures, such as: a procedure prohibiting the use of inside information, an immediate reports procedure, a periodic reports procedure, and a procedure for the examination and approval of transactions involving interested parties. The different working procedures were examined and their principles were discussed by the committee appointed by the Board of Directors. The Company’s employee participated in teaching sessions of the provisions of the Law and of the principle provisions of the procedure, and have undertaken to comply with the latter. The Company also implements an organized process in this matter vis-à-vis its subsidiaries, whether public, private, in Israel or foreign, including through the appointment of enforcement trustees. The Company’s Internal Auditor has conducted an initial internal audit of this matter, and has examined the adoption and implementation process of the Company’s enforcement plan. The committee appointed by the Board of Directors holds discussions on this matter, monitors the progress of its implementation and takes part in the process. The Company is working to complete the implementation of the enforcement plan and intends to bring it as a whole to the Board of Directors for discussion and approval.

23.	Material agreements and strategic partnership agreements

23.1	Reorganization agreement with Norstar Group

23.1.1	On February 1, 2012, the Company entered, after receiving the approval of its Audit Committee, Board of Directors and general meeting thereto, into an agreement with Norstar Holdings and Norstar Israel Ltd. (“Norstar Israel”), which is wholly-owned by Norstar Holdings (Norstar Holdings and Norstar Israel are the Company’s controlling shareholders and will be collectively called below: “Norstar Group”). The agreement (the “Gazit-Norstar Agreement”) contains the following three elements: (a) approval of an update to the terms of the management agreement entered into between the Company and Norstar Israel in July 1998, in effect since November 16, 2011; (b) amendment of the existing non-competition provisions in place between the Company and Norstar Group, in effect since November 16, 2011; and (c) grant of registration rights to Norstar with respect to Company securities held by it (including through its wholly-owned subsidiaries), as detailed below. Inter alia, this agreement replaced and updated a previous agreement between the parties dated 1998, that was terminated due to the transition provisions set in the Companies Law (Amendment No. 16), 2011, that prescribe the approval, every three years, of extraordinary engagements of a public company with its controlling shareholder.

Following are the principles of the Gazit-Norstar agreement:

a.	Amendment of the non-competition stipulation

In August 1998, the Company and Norstar Group entered into an agreement for the private placement of shares to Norstar Group, which was intended to bring together, within the framework of the Company, all the property operations and all the property holdings of Norstar Group and of the Company. Accordingly, the said agreement set non-competition stipulations between the companies, which were amended within the framework of the Gazit-Norstar Agreement, as detailed below:

Norstar Holdings has undertaken that, so long as Norstar Group continues to be the Company’s sole controlling shareholder and so long as the Company is engaged, as its principal business, in the field of owning, operating and developing shopping centers and/or medical office buildings and/or controls and holds, as its principal activity, companies that are engaged, as their principal activity, in the aforementioned fields, Norstar Group will not engage in the field of owning, operating and developing shopping centers or medical office buildings and will not own shares in companies that are engaged in this field as their principal activity (other than its interests in the Company), and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company. The aforesaid will not apply to financial investments in the shares of companies listed on a stock exchange in Israel or abroad, which are engaged in the field of owning, operating and developing shopping centers and/or medical office buildings as their principal activity, provided that Norstar Group does not own 5% or more of the issued share capital of any such company. The non-competition provision prescribes that in the event that Norstar desires to operate in any real estate related field which is not shopping centers or medical office buildings, it will have to first propose the operation to the Company, and only if the Company, following the approval of its Audit Committee, will confirm that it is not interested in engaging the operations by Norstar, then Norstar will be able to engage in the said operation itself. The right of first offer will continue to be in effect with respect to specific transactions in the field which was examined by Norstar and was refused by the Company. Upon the initial decision of the Audit Committee not to engage in a specific real estate field, the Company will publish an immediate report with respect thereto, which will specify the proposed field of operations. Moreover, the Company will, in its periodic and/or annual reports, specify details regarding the transactions engaged by Norstar in the relevant period, which were first offered to the Company and which the Company decided to refuse, provided that no details will be published in connection with concrete transactions which were not already published by Norstar at that time, and provided that the detailed reasoning behind the decision of the Audit Committee to reject the proposed said transactions is also disclosed. For avoidance of doubt, it is clarified that the principal of granting the first offer right to the Company, described above, will not apply to engagements in the field of shopping centers and in the field of medical office buildings, in which Norstar will not be able to engage so long as the non-competition provision is in force.

b.	Management services agreement

Until November 15, 2011, the Company and Norstar Israel were party to a management agreement dated July 1998, under which the Company provided to Norstar Group management services. The Gazit-Norstar Agreement updates the terms of the management agreement between the parties and sets as follows (the “New Management Agreement”): According to the New Management Agreement, the management fees consideration paid by Norstar Israel to the Company was updated to amount to NIS 105,000 plus VAT per month (previously, the monthly management fees amounted to a total of U.S.$ 4,000) (the “Management Fees”). The Management Fees are linked to the CPI. In addition, to clarify, the Agreement was supplemented with details regarding the types of services provided under it, such that these include the following: secretarial services, funds management (including reporting to the authorities), treasurer services, computer and IT services, communications, legal services, and handling of bank financing, the capital market and the investment of Norstar Israel and companies in its group (which include Norstar and companies controlled by it). The management services provisions in the New Management Agreement are in effect for a period of 3 years starting on November 16, 2011, at the end of which they will be automatically renewed, from time to time, for 3-year periods, where each of the parties may refrain from renewal by informing the other party by written notice no later than 90 days before the end of the Agreement period (all subject to the provisions of the law).

c.	Grant of registration rights to the Norstar Group

On completion of the issuance and registration of the Company’s shares for trade on the NYSE (“issuance of the Company on the NYSE”), the Company granted Norstar certain registration rights with respect to Company shares owned by it, including through its wholly-owned subsidiaries, the principles of which are as follows:

Piggyback registration – whenever the company acts to register its shares (or securities convertible into its shares) through the U.S. Securities and Exchange Commission (the “SEC”), Norstar will have the right to join the registration of Company shares owned by it.

Non-shelf registered offering demand – Nosrtar may demand that the Company register Company shares owned by it in accordance with a registration document/a full prospectus (form F-1 or any other suitable registration document), at any time, after expiration of the restriction period applying to the Company and Norstar with regard to carrying out issuances, with respect to the initial offering of the Company’s shares on the NYSE. Norstar may exercises its said right only twice, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

Shelf registration demand – Norstar may demand that the Company register Company shares owned by it in accordance with a short-form registration document (form F-3 or any other suitable registration document), at any time when the Company is allowed by law to make such short form registration. In the case of an offering backed by full underwriting, Norstar may exercise its right as aforesaid twice in every calendar year, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

Notwithstanding the aforesaid, where the registration of Company shares owned by Norstar is made as part of the issuance of shares by the Company, where such issuance is secured by underwriting, insofar as the underwriters recommend that the quantity of shares registered for trading within the framework of the issuance be limited, the Company may limit the quantity of shares that Norstar may register under its aforesaid rights, in accordance with priority rules set in the agreement. In addition, under certain circumstances (including where the registration document stands to cause the Company material damage), the Company may postpone the publication of the registration document, subject to limitations detailed in the agreement.

The Company will bear all expenses entailed in fulfilling its obligations under the agreement with regard to the registration for trading of shares by its virtue, including registration and submission fees, printing expenses, legal consulting (with the exception of legal consultants that will represent only the selling shareholders), accounting services, etc,

The Company may enter into registration agreements with other shareholders, subject to Norstar being entitled to the same registration rights granted to these other shareholders (insofar as these rights are preferred to the rights granted to Norstar under the rights registration agreement).

The registration rights detailed above will apply also to all securities issued with respect to these shares, including due to the distribution of stock dividend, share split, capital change, capital consolidation, merger, etc. In addition, Norstar may transfer its rights under the said agreement, all or in part, to any transferee, subject to it transferring at least 5% of the ordinary shares that may be registered.

Subject to extraordinary cases, the Company will indemnify Norstar and parties on its behalf for any damage, loss, or expense (including attorney’s fees) caused as a result of erroneous information included in a registration document or a prospectus or as a result of breach of the law by the Company in connection with such registration, unless such erroneous information was provided by Norstar. In addition, subject to extraordinary cases, Norstar will indemnify the Company and parties on its behalf for any damage as aforesaid caused as a result of erroneous information included in a registration document or a prospectus and that was provided by Norstar. In any case, the indemnification amount Norstar will be required to pay will not exceed the net consideration amount received from its sale of securities within the framework of the relevant registration.

The registration rights agreement will be in effect for the period starting with the Company’s issuance on the NYSE and ending at such a time when no securities remain that are entitled to registration by its virtue or until 10 years have elapsed from its signing, the earlier of the two.

23.2	Shareholders’ agreement with LIH with regard to EQY

Concurrent with EQY entering into an agreement with CSC, as specified in section 6.2.1 above, the Company and its subsidiaries that own shares in EQY (in this section below, collectively: “Globe Group”) entered with LIH and its parent company CSC (in this section below, collectively: “Liberty Group”) and EQY, into a shareholders’ agreement that is in effect since January 2011 (and that was amended in September 2011). The above agreement sets forth, inter alia, the following principles: (a) arrangements were made for the appointment of directors to EQY’s Board of Directors; according to these arrangements, Globe Group has undertaken to support the appointment of one director recommended by Liberty Group, and the latter has undertaken to vote in favor of the appointment of directors recommended by Globe Group; (b) Liberty Group has granted Globe Group the right of first offer in the event of a sale of shares in EQY, as well as the right of first offer (insofar as this right is not exercised by EQY) for the purchase of units in the Joint Venture (which is owned by LIH and Gazit Group); (c) Liberty Group has been granted a tag-along right in the event of Globe Group entering into a transaction for the sale of shares in EQY which would result in a change of control in EQY; (d) Liberty Group has undertaken to refrain from any action that involves an attempt to acquire control of EQY, and it has also undertaken not to acquire securities of EQY in excess of the agreed limit.

The shareholders’ agreement is valid for a period of 10 years from the date it was signed (namely, until May 2021), or until such time as the Group’s interests in EQY are less than 20% of EQY’s issued capital (on a fully diluted basis) or until such time as Liberty Group’s interests in EQY’s shares are less than 3% of EQY’s issued capital (on a fully diluted basis), whichever is the earlier of the three.

23.3	Shareholders’ agreement with Alony-Hetz with regard to FCR

On January 9, 2011, the Company (and its wholly-owned subsidiaries; in this section below, collectively: the “Company”) entered into a shareholders’ agreement with Alony-Hetz (and its wholly-owned subsidiaries; in this section below, collectively: “Alony-Hetz Group”), with regard to their interests in FCR. This agreement replaced the shareholders’ agreement between the parties dated October 2000. To the best of the Company’s knowledge, as of December 31, 2012, Alony-Hetz owns 0.38% of FCR’s share capital. The shareholders’ agreement sets forth, inter alia, the following principles: (a) arrangements were made for the appointment of directors to FCR’s Board of Directors, according to which the Company has undertaken to support the appointment of up to two representatives of Alony-Hetz Group to FCR’s Board of Directors, provided certain conditions with respect to Alony-Hetz Group’s interests in the share capital of FCR are met. As of the date of this report, Alony-Hetz Group had only one director appointed on its behalf to FCR’s Board of Directors. Alony-Hetz Group has given a parallel undertaking to support the appointment of representatives of the Company to FCR’s Board of Directors. It has also been agreed that FCR’s Board of Directors will not consist of more than 15 members; (b) the Company has the right to oblige Alony-Hetz Group to participate in a transaction to sell shares (“drag along right”) of FCR under certain circumstance; (c) Alony-Hetz Group has a right to participate in the sale of FCR shares (“tag along right”) by the Company, under certain conditions; (d) in the event of one of the parties acquiring additional securities in FCR, the acquiring party will then offer the other party the opportunity to acquire a proportionate part of the securities acquired by it; (e) the Company has the right of first offer so that in the event that Alony-Hetz Group sells shares of FCR, the Company will be given the right to acquire all or any part of the shares (other than in the event of sale of the shares under a purchase offer, merger, exchange offer, etc., or in the event that the sale involves up to 1% of FCR’s share capital); (f) Alony-Hetz has undertaken that while this agreement is in force, it will not act in any of the various ways specified in the agreement, that might constitute interference with the way that FCR is managed or an attempt to acquire control of FCR – either on its own or together with others, without the prior written consent of FCR’s Board of Directors.

The shareholders’ agreement between the Company and Alony-Hetz is valid for 10 years (that is, until October 2021) or until such time as Alony-Hetz Group’s interests in FCR’s shares represent less than 3% of FCR’s issued capital for 90 consecutive days or until such time as all the Company’s interests in FCR’s shares represent less than 20% of FCR’s issued capital for 90 consecutive days, whichever is the earlier of the abovementioned dates. In addition, each of the parties may terminate this agreement within 60 days of a change in control Alony-Hetz.

In January 2013, the Company agreed to waive, under certain conditions, the right of first offer it has been given by Alony-Hetz. At that date, part of Alony-Hetz’s interests in FCR’s shares were pledged in favor of a loan taken by Alony-Hetz from a bank. In the event that the pledge on Alony-Hetz’s interests in FCR is realized, the Company will not have the first right of offer vis-à-vis Alony-Hetz with respect to FCR’s shares and the shareholders agreement will be void as regards these shares.

23.4	Shareholders’ agreement with regard to ATR

23.4.1	An agreement entered into by the Company (through a wholly-owned subsidiary of the Company, through which the Company’s investments in ATR were made; in this subsection, the “Subsidiary”), CPI (collectively: “the Investors”) and ATR in September 2009, which prescribes the conversion of ATR debentures owned by the Investors into its shares, sets, inter alia, the following principles:

23.4.1.1	The list of matters for which the Investors were granted veto rights (according to the original investment agreement) was shortened, and it was stipulated that as long as the Investors own at least 20 million shares (immediately before the reporting date, the Company owns 128.9 million shares in ATR, and to the best of it knowledge, CPI owns 72.5 million shares in ATR), their consent is required to conduct certain material actions with respect to ATR, for which materiality thresholds were stipulated in the agreement, including: sale of properties of ATR; acquisitions or entering into transactions; entering into a material agreement; change of the tax regime applying to ATR; and appointment of ATR’s President. It was also decided that any decision regarding a material change in the business of one of the companies in the ATR Group, and regarding the issue of securities by ATR or any company in the ATR Group (with exceptions stipulated in the agreement) will require the consent of a special 2/3rds majority of ATR’s general meeting. In addition, rights to receive information were set for the Investors.

23.4.1.2	The Investors will be entitled to appoint 4 directors (out of a Board of Directors that does not exceed 10 members), as long as they own (cumulatively) 80 million shares; 3 directors, as long as they own 60 million shares; 2 directors, as long as they own 40 million shares; and one director, as long as they own 20 million shares.

23.4.1.3	The Investors will maintain their rights to appoint the majority of the members of the Board of Directors’ Nominations Committee, which recommends the appointment of the remaining members of the Board of Directors, and to appoint the Chairman of the Board of Directors, as long as the Investors cumulatively own at least 55 million shares.

23.4.2	In addition, an agreement entered into by the Investors, which was last amended in September 2009 (in this subsection, the “Shareholders Agreement”), regulates their relations with respect to their interests in ATR, and sets forth, inter alia, the following principles:

23.4.2.1	Subject to the two Investors holding (each separately) over 20 million shares or under 20 million shares, they will be required to agree between them on exercising the voting rights in the general meeting with respect to the shares in ATR allotted to them under their investment agreements in ATR dated 2008 and 2009 (the “Investment Agreements Shares”). Such agreement will not be denied or delayed unreasonably. In the absence of such agreement, the Investors will vote no.

23.4.2.2	Should one of the Investors own more than 20 million shares (the “Majority Shareholder”) while the other investor owns less than 20 million shares (the “Minority Shareholder”), the Minority Shareholder will be required to vote in ATR’s general meeting according to the decision of the Majority Shareholder. In addition, in such a case, the Minority Shareholder may not exercise the consent rights conferred on it as aforesaid in section 23.4.1.2 above.

23.4.2.3	The internal division of the number of members of the Board of Directors to be appointed by each of the Investors, out of the total number of members of the Board of Directors to be appointed by the Investors (by virtue of their right in accordance with ATR’s Articles of Association), will be determined based on the ratio of their interests in ATR’s shares, as will be from time to time (where each of the parties may object on reasonable grounds to the identity of any of the candidates of the other party). As of the date of this report, each party may appoint 2 members of the Board of Directors. It has also been prescribed that, subject to a minimum holding threshold of each of the parties, the agreement of both will be required to determine the identity of the chairman of the Board of Directors as well as of most of the members of the Nominations Committee of ATR’s Board of Directors (in accordance with the Investors’ rights with respect to ATR, as aforesaid in section 23.4.1.3 above).

23.4.2.4	The shareholders’ agreement prescribes provisions on the right of first offer between the parties, in the event of transfer of the shares in the investment agreements.

23.4.2.5	It has also been prescribed that the consent of both Investors will be required in the event of the acquisition of control (a holding of more than 50% of the share capital, voting rights or the rights to appoint directors) in ATR by any of the Investors.

23.5	Shareholders’ agreement with respect to Gazit Development

23.5.1	In May 2006, the Company entered into a series of agreements with Mr. Ronen Ashkenazi and a company controlled by him (“Ashkenazi Company”), that regulate the parties’ rights and liabilities with respect to their holding in Gazit Development. As of December 31, 2012, the Company owns 75% of Gazit Development’s share capital, and Ashkenazi Company owns 25% of its issued capital[71].

23.5.2	For the Company’s rights and liabilities with respect to the provision of financing to Gazit Development, refer to section 11.1.10 above.

23.5.3	According to the Shareholders’ Agreement between the parties, Gazit Development’s Board of Directors shall comprise three to five members, as determined by the Company, while Ashkenazi Company shall have the right to appoint one director. Certain decisions made by the general meeting of Gazit Development’s shareholders and its Board of Directors (with regard to the amendment of the Articles of Association in a manner that compromises the shareholders’ rights, the amendment of the rights attaching to Gazit Development’s shares, its liquidation and a decision to issue its convertible shares or securities on a stock market), shall be made by a special majority of 86% of those present and voting.

23.5.4	In addition, in January 2013, Gazit Development and Ashkenazi Company signed a management agreement, which took effect retroactively from January 2012, pursuant to which Mr. Ronen Ashkenazi is to provide Gazit Development with management services for a period of 5 years (this agreement replaced a previous agreement between the parties). Under this agreement, Mr. Ashkenazi provides his services as CEO also to Dori Group.

24.	Legal proceedings

24.1	For details regarding the legal proceedings to which the Group is party, refer to Note 26d to the financial statements.

24.2	For details regarding disputed tax assessments, orders issued with respect thereto and legal proceedings vis-à-vis the tax authorities, refer to Notes 25k and 25l to the financial statements.

25.	Goals and business strategy

25.1	The Group has a policy of examining its business strategy and its goals, from time to time, against the background of developments in its business and the macro-economic environment. Core points in the Group’s strategy are summarized below:

25.1.1	Focusing on increasing the Group’s cash flows through the proactive management of its properties. The Company’s management believes that this policy, alongside its holding the properties over time, will create added value for its shareholders.

[71]	In accordance with an agreement from 2002, a private company owned by Ronen Ashkenazi provided planning, engineering and supervision services at prevailing market terms for the construction of a residential building (completed during the reporting period), the land for which is owned by Mr. Katzman and a company owned by him (the manager of which is Ronen Ashkenazi), Mr. Dori Segal and his wife, and Mr. Arie Mientkavich, together with others.

25.1.2	Investment in income-producing properties, mainly in supermarket-anchored shopping centers; since supermarkets cater to the daily needs of the residents, these shopping centers are considered less sensitive to the economic cycle relative to other real estate sectors.

25.1.3	Maximizing the value of existing shopping centers by renting to tenants with proven financial strength who are market leaders, while also creating an attractive mix of tenants.

25.1.4	Focusing most of the operations in countries that have an international investment rating, while ensuring geographic diversification, and examining and implementing appropriate investment opportunities also in additional areas, as specified in this section below.

25.1.5	Focusing operations in urban growth regions.

25.1.6	Pursuing future growth opportunities, by focusing on regions where land is characterized by economic scarcity, thus resulting in such regions having high entry barriers against competition.

25.1.7	Continuing the trend of expansion into synergetic fields of activity in the regions where the Company operates, by exploiting its relative size advantages in these regions, and utilizing the Company’s extensive information base.

25.1.8	Selective and rational activity with respect to development and redevelopment of income-producing properties, in order to increase the yield and upgrade the existing properties portfolio. The Group strives to ensure that development and redevelopment activity does not encompass a material proportion of its properties.

25.1.9	Selling properties that do not meet the Company’s investment criteria, including those based on the type of property and its geographical location.

25.1.10	Capital turnover through the sale of properties, partnerships or existing activities of the Company, to continue enhancing its growth in urban areas and improving its operational efficiency and capital costs.

25.1.11	Identifying opportunities in the medical office building sector in regions in which the Company operates, through its subsidiaries, while leveraging the Company’s relative advantages.

25.1.12	Assessing M&A opportunities with respect to real estate companies (including public companies), while making focused acquisitions, acquisitions of control in companies, entering into agreements for strategic relations with companies, and adopting a consistent and prudent acquisitions policy, investing in markets characterized by high growth rates, seeking marketing and operational synergy, gaining a thorough knowledge of the local market and creating a platform for the pursuance of further business opportunities.

25.1.13	Continuing the creation of cooperation with the strongest and leading financial institutions in Israel and worldwide, and managing the properties owned by such partnerships in a manner that reflects the Group’s experience and expertise.

25.1.14	Maintaining as close an economic correlation as possible between the currency in which its assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain its equity in the currencies of the various markets it operates in, and in similar proportions to the proportion of the assets in the various currencies to the total assets, and while entering, from time to time, into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies.

25.1.15	Maintaining a high level of liquidity that enables the pursuit of business opportunities in the Group’s fields of operation and the management of its debts, which are spread over the years.

25.1.16	Utilizing international capital markets to increase financial flexibility and to gain greater exposure to local and international institutional investors.

25.1.17	Investing, while maintaining the proper financial stability ratios that characterize the Group, by using the Group’s existing sources and facilities and by raising capital and debt on the Tel Aviv Stock Exchange and on financial markets overseas.

25.1.18	Attributing significant importance to transparency and reliability vis-à-vis investors (shareholders and debenture holders) and acting accordingly.

25.1.19	Self and pro-active management – operations in the various countries are conducted through experienced local management. Expertise, knowledge, experience, contacts and familiarity with the business environment enable the Company to pursue a pro-active, dynamic and entrepreneurial strategy, that is intended to advance internal growth, inter alia, by adjusting the Company’s properties to developments in the retail sector, hedging and high positioning of the existing properties portfolio, and pursuit of opportunities to purchase and develop properties that are adjacent to the Company’s properties.

25.1.20	The Group believes that the human capital it employs is one of its most important resources. Retaining human capital over time provides a stable basis for growth of the Company’s operations and for the creation of value for its shareholders.

25.1.21	In the past few years, the Group has exhibited constant and continuous growth, including in its operating parameters. The Company has acted, and will continue to act, to advance its growth, inter alia, by increasing profitability, development, acquisition and betterment of existing properties, efficient and professional management, seeking new, similar markets and fields of operations, financial flexibility and ability, and pursuit of business opportunities involving the acquisition and merger of other real estate companies. During these years, the Company has been working consistently to maximize the value of its shares, in order to provide its investors with a qualitative, growing dividend year by year.

The aforesaid goals are forward-looking. They constitute a vision and goals, which are based to a significant extent on expectations and assessments with respect to economic (industry-related and general) and other developments, and their interrelationships. The Company cannot be certain that its expectations and assessments will indeed be realized, including with respect to its ability to realize its vision and to achieve the goals it has set for itself, that are based, to a significant extent, also on factors that are inherently beyond its control. It is hereby clarified that the Company’s operating results may differ materially from the results estimated or implied by this information.

26.	Material events subsequent to the reporting date

For details regarding material events that occurred subsequent to the reporting date, refer to Note 40 to the financial statements.

27.	Financial information concerning geographical segments

Refer to Note 39 to the financial statements.

28.	The risk factors applicable to the Company

28.1	Macro risks

28.1.1	Financing – The Group’s operations in acquiring properties and tradable securities of Group companies are financed in part by debt issuances and capital issuances in the various stock exchanges as well as by financial institutions. Should the Group’s financing ability be impaired, operations could be significantly limited.

The business results of the Company and its subsidiaries are dependent on their ability to raise loans or capital in the future and on the terms thereof, in order to repay loans and attain the cash flows required for their operation (and with regard to EQY – also in order to comply with the dividend distribution requirement, to maintain its REIT status). The Group’s financing ability could be affected by an unavailability or a shortage of external financing sources, changes in existing financing terms, changes in the Group’s results of operation, legislative changes, and deterioration of the economic situation in the Company’s operating regions. Furthermore, the operating results of the subsidiaries could be affected by changes in interest rates, although in light of the fact that most of their indebtedness is at fixed interest rates, changes in the rates of interest have only a limited impact on the Group. In addition, the Company’s incorporation documents and its policy do not limit the maximum debt amount it may owe (for details regarding the Group’s debts, refer to sections 6.12, 7.11, 8.13, 9.10, 10.7.3, 11.4.2, 11.1.10, and 11.5.6 of the report). The debt balances of the Company and its subsidiaries could have a material impact on the Company and on its public subsidiaries, including where the allocation of a material part of the cash flow to the repayment of loans is concerned, and it could also impair the ability to allocate resources to the operation, development and acquisition of properties, and the ability to distribute dividends and raise capital.

In addition, breach of the Company’s obligations within the framework of financing agreements, including its undertaking to maintain financial ratios, which are affected also by extraneous market factors, and restrictions with respect to change of control, could have material implications, such as a demand for early repayment of loans, disposal of properties and refinancing under less favorable terms. Also, a change (or anticipated change) in the credit rating of any of the Group companies could affect their access to financial markets and increase their capital raising costs.

For details regarding the financial crisis, refer to section 1.4 of the Directors’ Report.

28.1.2	Changes in exchange rates – The Company’s equity has a currency exposure mainly to the U.S. Dollar, the Canadian Dollar, and the Euro, in such a manner that an increase in the exchange rate of the foreign currencies would increase its equity, while a decrease in their exchange rates would decrease its equity (where such effects are offset against swap and forward transactions undertaken by the Company). In addition, changes in the exchange rates will affect the fair value of derivative financial instruments (mainly the SWAP and forward type), that provide economic hedging but do not meet the criteria for hedge accounting. The change in the fair value of these instruments is carried to the statement of income. The Company’s profitability could be adversely affected by the absence of hedging or at least partial hedging against changes in the exchange rates.

28.1.3	Changes in capital markets – A substantial part of the Company’s assets comprises the securities of its public subsidiaries. Accordingly, changes in the capital markets and volatility in share prices in the wake of changes in market conditions and other conditions which the Company cannot control, could affect the price of the Company’s and Group companies’ shares, which might, inter alia, expose them to the possibility of non-compliance with the financial covenants stipulated in their credit agreements and limit their ability to raise further capital.

28.1.4	Economic conditions that affect geographical regions – A material proportion of the Group’s leasable premises are located in Florida (10.6%), in Canada – mainly in the Greater Toronto Area (13.1%) and in the Greater Montreal Area (6.9%), and in Helsinki (3.2%), respectively, thereby presenting an increased risk that the Group could be adversely affected, to a significant degree, by a downturn in the economic conditions or a natural disaster in these regions.

28.1.5	Risk of terror attacks and natural disasters and uninsured risks – Terror attacks could affect the Group’s properties. In addition, some of the Group’s properties are in regions exposed to risk from natural disasters (e.g., hurricanes, floods and earthquakes). Losses resulting from these risks and others either cannot be insured or are not fully covered by the Company’s insurance policies. In addition, the availability of certain insurance coverage for these and other risks could decrease and its premium cost could increase, in a manner that could lead to limited insurance coverage of Group companies.

28.1.6	Investment in developing countries – some of the Group’s investments are in emerging markets, mainly in Central and Eastern Europe (through ATR and Dori Group), Brazil and India (in which the Group is invested through an investment fund). The Group’s investments in emerging markets are exposed to higher risks compared to its investments in markets in North America and in Northern and Western Europe; this includes also legal, economic and political risks to which the Company’s investments in these countries are exposed.

28.2	Sector risks

28.2.1	Financial strength of tenants, including anchor tenants – Among the factors affecting the Group’s revenues is the financial strength of the tenants of its properties, and particularly tenants that are major tenants, including anchor tenants. Among the factors affecting the tenants’ financial strength is the economy in the countries and regions in which they operate. Factors such as deterioration in the economic conditions in the Group’s operating regions, changes in consumer buying habits, increased competition in the Group’s operating regions and the financial recession in some of the Group’s markets of activity could impact the business activity and the economic results of anchor tenants and other tenants in the Group’s properties, which could in turn lead to non-renewal of lease agreements, delays in the occupation of the Group’s properties, delay or failure to pay rent, etc., and as a result could have an adverse impact on the Group’s revenues. The departure of an anchor tenant has implications for the whole of the shopping center where the anchor tenant had rented premises and on the drawing power of the shopping center, and thus also on the Group’s income from that shopping center. This is true even if the anchor tenant continues to pay the rent with respect to the closed premises.

28.2.2	Changes in the rental policy of retail chains and major tenants – A large proportion of the major tenants that rent premises from the Group are retail chains. The Group’s business results could be adversely affected by a change in the retail chains’ policy regarding the operating framework for their stores (such as the size of their stores) and the regions where they operate.

28.2.3	Changes in consumer buying habits – Since most of the Group’s properties are shopping centers, which are based on food, pharma, clothing and service stores, changes in the buying habits of the consumers in the regions surrounding those shopping centers (such as a move toward buying in different types of centers or a move toward buying over the telephone or through electronic means) could reduce the ability of the tenants in the Group’s properties, a material proportion of whom are retailers, to meet their obligations toward the Group, and could thus have a harmful effect on the Group’s business results.

28.2.4	Statutory and regulatory requirements, including with respect to environmental conservation and to companies law and securities law – Group companies, including those involved in construction, development and redevelopment activity, are subject to statutory and regulatory requirements concerning various topics, including environmental issues (environmental hazards, underground and above-ground pollution, toxic waste, etc.) and provisions requiring the adaptation of buildings to provide convenient access for the handicapped, and are responsible for bearing the costs involved in complying with such requirements, to the extent that this could adversely affect them (as of December 31, 2012, the Company is not aware of any such instance that could have an adverse effect on its results). The Company’s liability and its exposure to damages and costs (e.g., with regard to tax, environmental and regulatory aspects) could also result from actions or oversights related to the time in which the relevant property was owned by previous owners and owned by other holders, including activity that is not in line with the provisions of the law (e.g., failure to comply with licensing requirements), as well as those resulting from tests that were conducted by the Company in preparation for the purchase of a property being incomplete or insufficient. For a description of the main risks involving breaches of the laws relating to environmental conservation, refer also to section 21 above.

In addition, as the Company is a public company that is traded on the Tel Aviv Stock Exchange and on the NYSE, it is required to comply with the relevant provisions of the law in Israel and in the U.S. In addition, the securities of some of the Company’s consolidated subsidiaries (EQY, FCR, CTY, ATR, Dori and Dori Construction) are traded on different stock exchanges worldwide and are subject to the relevant securities laws governing each stock exchange (including corporate governance rules). Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, in addition, their breach could lead to the companies being fined and even to the perception of criminal offences, and could therefore adversely affect the Group. For details regarding actions undertaken by the Company toward the adoption of a plan for the enforcement of the securities laws, aimed at identifying and preventing breach of such laws, refer to section 22 of the report.

28.2.5	Property renovation and development activities – The Group operates, inter alia, in the property development field, both by way of initiation of development projects, by way of purchasing properties for development, and by way of expanding and developing existing properties. There is no certainty that the Group’s forecasts with regard to the development of one or more of its properties will materialize. The Group’s liabilities with regard to the development of its properties are subject to the risks that are generally involved in such activity and include, inter alia: delays in construction and time overruns (or complete failure to complete construction) and the ensuing costs; cost overruns, including the raw materials element, labor, financing, delays and costs related to regulatory approvals and other costs; natural and climatic disasters at the development sites; difficulties entailed in land conditions; technical risks related to the construction plans, the construction activity and environmental aspects; construction flaws (including as a result of the use of defective construction methods, raw materials or products that are acquired by the Company from third parties); tenants who are supposed to take space in the property under the initial leases failing to move in; properties occupied for lower than planned rental tariffs; and so on. The inability to complete the development or redevelopment of the properties, or failing to complete them on schedule, due to the reasons listed above or for other reasons, could have an adverse effect on the Company’s business, its financial position and its operating results.

28.2.6	Risks inherent in the management of the Company’s properties – The Group is exposed to risks entailed in the provision of management services by the Group to its tenants, including third party liability. Should the Company fail to efficiently manage a property or properties, increased costs could result with respect to the said maintenance and betterment of the properties, loss of opportunities to improve income and yield and a decline in the value of the properties. In addition, with respect to management services for the Group’s properties, provided by third parties, the quality of services rendered by the said third parties (as well as the Group’s ability to locate and enter into agreements with qualified third parties) could have a significant effect on the Group’s relations with its tenants, as well as on the Group’s yields from its investments.

28.2.7	Competitive environment – The Company is exposed to substantial competition in the acquisition of properties. Increased competition with respect to the acquisition of properties and attracting new tenants, could reduce the number of properties available for acquisition, increase the acquisition prices of properties designated for acquisition, reduce the ability to attract tenants and decrease rental fees, decrease occupancy rates, increase operating costs and impair the yield obtained from the Company’s properties. In addition, the Company’s competitors could hold an advantageous position compared to the Company derived, inter alia, from lower cost of credit, more efficient operations and higher risk robustness (refer to sections 10.6.1.5, 10.6.2.10 and 14 above for a description of the competition in the Company’s fields of operation).

28.2.8	Increase in operating expenses and other expenses – Increase in operating expenses and other expenses without an offsetting increase in revenues or payments made by tenants, could result, inter alia, from an increase in the costs of external service providers, an increase in the burden of real estate taxes and other levies, an unanticipated increase in maintenance costs (including due to unanticipated malfunctions and an increase in energy costs), changes in legislation, regulation or governing policy, and an increase in insurance costs. In addition, due to the listing of its shares in the U.S., the Company is required to invest substantial costs in meeting the regulatory demands entailed therein, including with regard to legal and accounting services (which the public subsidiaries will also be required to comply with under the said requirements).

28.2.9	Risks inherent in the impact of external factors on the value of the Group’s properties and its operations – The Company is exposed to risks derived from the fact that the valuation of real estate properties is subjective and uncertain by nature, as well as risks derived from the fact that the value of the properties might be affected by external factors that are outside the Group’s control, such as the possible impact of the financial crisis on the real estate and finance sectors in the U.S. and the European debt crisis, including overall market conditions – including in the real estate markets, commercial real estate in general and real estate in the Group’s fields of operation in particular, the absence of liquidity in real estate investments, national, regional or local financial conditions, political conditions and events, surplus of areas for lease, demographic conditions, consumer behavior, unemployment rates, proximity and accessibility of competing properties, access to public transportation, changes in legislation (including retroactive changes), expropriation, transfer taxes and other taxes and payments, and an increase in operational expenses (including energy expenses). These and other risks could lead to leasing at lower than planned rental rates, lower occupancy rates, non-renewal of leases or their renewal at less advantageous terms from the lessor’s point of view (including with regard to anchor tenants), negative side effects resulting from the departure of small tenants, the possibility of having to bear the costs with respect to properties that the Group fails to lease, and bearing unplanned costs with respect to realty brokering operations and finding new tenants.

28.2.10	Absence of liquidity in real estate investments – Investment in real estate is usually an investment with no liquidity, compared to investment in securities. The absence of liquidity could lead to the Company selling real estate properties in response to changes in the economy, in the real estate market or due to other conditions, other than at the desired date or price. In addition, some of the anchor tenants in the Company’s properties have the right of first refusal or right of first offer to acquire the properties, which could make it more difficult for the Company to sell the properties in reaction to a change in market conditions.

28.3	Risks specific to the Company

28.3.1	Change in the tax burden with respect to the operations of the Company’s subsidiaries, and primarily EQY’s status as a REIT – the Group is exposed to possible changes in the tax burden with respect to the operations of the Company and its consolidated subsidiaries, including due to changes in the governing tax law in the regions where Group companies operate, or due to non-implementation of deductions granted to the Company with respect to tax, applying to the Group’s income. In addition, as of December 31, 2012, EQY is taxed as a REIT, and its business results could be adversely affected if the U.S. tax authorities were to find that EQY does not meet the criteria of a REIT or if EQY did not fulfill the necessary conditions for the purpose of satisfying its REIT status. Additionally, this could also result in a reduction in the profits available for distribution by EQY as a dividend. The U.S. legal requirements for dividend distributions by a REIT could restrict EQY’s ability to finance the acquisition of new properties, as well as the renovation and development of existing properties, without having to seek additional funding by way of external capital or investment in EQY’s capital.

28.3.2	Dependence on management – The Group has a certain degree of dependence on the continued activities of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, and his Executive Vice Chairman, Mr. Dori Segal, who served as the Company’s President for 10 years until the beginning of 2008. Messrs. Katzman and Segal serve in different positions in the Group. The Company’s assessment is that upon the termination of Mr. Dori Segal’s tenure as the Company’s President and the appointment of a new President in his place at the beginning of 2008, the dependency on the said two officers has decreased. As detailed in section 17.5, in November 2011 the Company’s employment agreements with Mr. Katzman and Mr. Segal expired, however as of the date of the report Mr. Katzman and Mr. Segal continue to serve in their positions and the Company intends to take steps to formulate new employment arrangements with them. The Company is unable to evaluate what effect, if any, the termination of the activities of either of the aforementioned members of management may have on the Group.

28.3.3	Control of the Company – The controlling shareholder of the Company, Norstar Holdings Inc. and its controlling shareholders, Mr. Chaim Katzman and some of his family members, and Mr. Dori Segal and his wife, Ms. Erika Ottosson, can act as shareholders of the Company in a manner that is not in line with the interest of the other shareholders, as their interests in the Company are sufficient for the purposes of adopting certain resolutions at the Company’s general meeting without the need for the agreement of the other shareholders, including with regard to the appointment of directors of the Company. In addition, the control of the Company could deter third parties from attempting to take it over in a manner that could affect the price of the Company’s share.

Furthermore, shares of the Company that are owned by Norstar, the Company’s controlling shareholder, are mostly pledged to the bodies that finance its operations. Breach of the provisions of these financing agreements by Norstar in a manner that will entitle the lenders to exercise the pledges on the Company’s shares, could adversely affect the Company’s investors, including in the event that the lenders wish to sell the Company’s shares.

28.3.4	Commencement of operations in new regions – The Group’s commencement of operations in new regions where it does not have vast experience, entails costs and risks deriving, inter alia, from the need to learn and become familiar with the various aspects relating to operations in the said regions, including regulatory aspects, the business and macro-economic environment, a new currency exposure, etc., as well as the establishment of new systems and an administrative headquarters at substantial costs and their integration in the Group. As aforesaid, in 2008, the Company began operating through ATR in 8 countries in Central and Eastern Europe, mainly Russia, Poland, and the Czech Republic (for details refer to section 9.1.4 above). In addition, in 2008 it also began operating in Brazil, and since 2007 the Company owns Acad, which owns Dori, which has operations in Eastern Europe.

28.3.5	Acquisition strategy – The Group has a strategy to acquire additional properties and companies. The implementation of this strategy may not be successful and might not generate the expected return; it also requires the assimilation of the businesses, systems and manpower, which could consume management resources and distract management from attending to the Group’s current operations, as well as expose the Company to legal and regulatory risks with regard to the acquired properties.

28.3.6	Structure of interests in the Company’s consolidated subsidiaries – A large proportion of the Company’s consolidated subsidiaries are not wholly-owned by it. Among these, substantial parts of the issued share capital of EQY, FCR, CTY, ATR and Dori are owned by the public, as well as by other significant shareholders. These consolidated subsidiaries are subject to legal and regulatory limitations that are typical to public companies, and the Company, despite being the controlling shareholder, may find itself unable to take specific courses of action without the required approval from other shareholders in such subsidiaries (whether by law or by virtue of shareholders’ agreements or incorporation documents). The existence of other shareholders in the subsidiaries could limit the Company’s ability to increase its percentage interests in these subsidiaries, consolidate similar activities, leverage synergy that may exist between the various companies or reorganize the Group’s structure. In addition, the Company may not be able to determine the date and scope of dividends paid by its subsidiaries, which could reduce the Company’s cash flows and impede its ability to repay its debt. The Group is also exposed to risks inherent in shared ownership in properties with third parties, including the need to obtain the agreement of the Group’s partners in the said properties in order to make decisions, and the possibility of disagreements between the Group and said partners, as well as risks derived from the said partners becoming insolvent, exposure to the liability of financing the partner’s investment in the shared properties, and the implications of these risks on the operation of the shared properties. The properties are consolidated in the financial statements in accordance with IFRS, based on the effective or legal extent of control. Changes in the Company’s control of the subsidiaries could lead to change in the presentation of the investment in the subsidiaries in the financial statements, as well as affect the way in which investors perceive the Company. In addition, to comply with the Company’s reporting requirement as a public company, it relies on information which it receives from the subsidiaries. Although the Company believes it receives from the subsidiaries material information it requires, it does not have agreements with all of them with respect to receiving such information. In addition, the public subsidiaries are listed in non-uniform stock exchanges worldwide and are subject to different reporting requirements. Therefore, the Company might not be able to present certain information as is presented by other real estate companies in other regions.

28.3.7	Legal proceedings – The Group companies are involved in several legal proceedings in their ordinary course of business, including proceedings vis-à-vis the tax authorities, as detailed in Note 26.d to the financial statements. In addition, with regard to legal proceedings that the Company was involved in pertaining to its investment in ATR and the settlement agreement signed with respect thereto, as detailed in Note 26d2 to the financial statements, the Company can provide no assurance that the Company or ATR will not be subject in the future to further claims relating to the causes underlying the derivative action by former shareholders of Meinl or by others. If such proceedings as specified in Note 26d to the financial statements (or any of the same) are decided against the Company, this could adversely affect the Company’s operating results.

28.3.8	Risks inherent in listing the Company’s shares on the NYSE – The Company’s shares are listed on the Tel Aviv Stock Exchange since 1983 and on the New York Stock Exchange since 2011 (as a non-U.S. listed company). The shares are traded on different exchanges, in different currencies (U.S.$ and NIS) and at different hours (as a result of different time zones and trading days), and price differences could result between Company shares on these exchanges. Every decrease in the price of the Company’s shares in one stock exchange could lead to a decrease in the price of the Company’s shares in another stock exchange. Furthermore, the Company does not expect its shares to be included in the different NYSE indices in which many of the U.S.-based REITs are included, which could adversely affect the demand for the Company’s share by investors, as well as its price.

28.3.9	Recommendations of the Market Concentration Committee – In July 2012, the Israeli government bill designed to promote competition and reduce concentration, which includes, inter alia, reference to control issues in a pyramid holdings structure and corporate governance in public companies, was accepted in its first reading and then passed on to the Knesset Finance Committee. If and insofar as the bill is accepted by the Knesset in its second and third reading, some of the provisions, inter alia those pertaining to the structure of the Board of Directors of certain public companies and corporate governance rules applicable to them, could apply to the Company or to public companies controlled by it. The Committee’s recommendations are yet to be approved by the Knesset, and there is no certainty as to the scope and date of the approval of the bill, if at all.

28.4	The following table presents the Group’s risk factors according to their nature and their effect (taking into account the measures taken by the Group to mitigate exposure to same) on the Company’s business, in the opinion of Company management:

Risk factor	Major effect	Medium effect	Minor effect
Macro risks:
Financing	+
Changes in exchange rates		+
Changes in capital markets	+
Economic conditions that affect geographical regions	+
Risk of terror attacks and natural disasters and uninsured risks		+
Investment in developing countries			+
Sector risks:
Financial strength of tenants, including anchor tenants	+
Changes in the rental policy of retail chains and major tenants		+
Changes in consumer buying habits		+
Statutory and regulatory requirements, including with respect to environmental conservation and companies and securities law		+
Property renovation and development activities		+
Risks inherent in the management of the Company’s properties			+
Competitive environment		+
Increase in operating expenses and other expenses			+
Risks inherent in the impact of external factors on the value of the Group’s properties and its operations	+
Absence of liquidity in real estate investments		+

Risks specific to the Company
Change in the tax burden with respect to the operations of the Company’s subsidiaries, and primarily EQY’s status as a REIT		+
Dependence on management		+
Control of the Company			+
Commencement of operations in new regions	+
Acquisition strategy		+
Structure of holdings in the Company’s subsidiaries		+
Legal proceedings			+
Risks inherent in listing of the Company’s shares on the NYSE		+
Recommendations of the Market Concentration Committee			+
For details of the risk factors to which Dori’s activity is exposed, see section 10.9 above.

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the year ended December 31, 2012

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the year ended December 31, 2012 (the “Reporting Date”):

1.	The Company and its Operations

1.1.	Introduction

The Company, through its investees1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector. In addition, the Group operates in the medical office buildings sector in the U.S., as well as in development and construction of primarily residential projects in Israel and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trade on the Tel Aviv Stock Exchange Ltd (“TASE” or the “TA Stock Exchange”) and on the New York Stock Exchange (“NYSE”).

1.2.	Growth strategy in a Stable Business

The main characteristics of the Company’s business policy are as follows:

•	Enhancing the cash flows through proactive property management.

•	Focusing activities primarily on countries that have been granted a high international investment rating.

•

Investment in various classes of income-producing properties, primarily supermarket-anchored shopping centers, which supply the day-to-day needs of residents and which are considered less sensitive to economic cycles (in comparison to other real estate classes).

•	Leasing properties to tenants who are market leaders and financially sound, while creating an attractive tenant mix.

•	Operating in growing urban areas, characterized by high barriers to entry for competition.

•	Operating through local subsidiaries that are managed by experienced local management teams with the involvement of the Company’s management.

•	Growth through the acquisition, development and redevelopment of shopping centers.

•	Taking advantage of opportunities of merger and acquisition, mainly with companies operating in the Group’s asset class and/or in complementary business sectors.

•	Expanding the Group’s existing field of operations into new geographical regions by leveraging the Group’s accumulated experience and its competitive advantages.

•

Recycling capital through the sale of the Company’s existing properties, partnerships, companies and activities to form the basis for the Company’s future growth in urban areas and for improving its operational efficiency and lowering its costs of capital.

The Company’s management believes that this policy, together with the long-term ownership of the properties, will yield added value for its shareholders.

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

1

For additional information concerning the strategic goals of the Company, refer to section 25 of the “Description of the Company’s Business” of this Periodic Report.

1.3.	Group Properties

As of December 31, 2012, the Group owns and manages 622 properties, as follows:

•	599 shopping centers and medical office buildings of various sizes

•	10 shopping centers under development

•	13 other properties

The above properties have a gross leasable area (“G.L.A.”) of approximately 6.8 million square meters. The properties are presented in the Company’s financial statements at their fair value of approximately NIS 60.0 billion (approximately NIS 76.5 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of properties managed by the Group) and generate gross annual rental income (based on gross annual rents from owned properties and based on currency exchange rates as of December 31, 2012) of approximately NIS 5.4 billion (approximately NIS 6.9 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the rental income from the properties managed by the Group).

In the U.S., the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of December 31, 2012, the Company owns 45.5% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, Atlanta and Louisiana, and in the northeastern United States, mainly in the area of New York State, in Boston, Massachusetts and in Connecticut, and on the West Coast of the U.S., mainly in California. EQY owns1 167 income-producing properties 160 operating shopping centers and 7 other properties), with a total G.L.A. of approximately 1.9 million square meters, as well as a shopping center under development. In addition, EQY partly owns, through joint ventures (10%/20%), and manages 12 shopping centers and another income-producing property in the U.S., with a total G.L.A. of 177 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector and owns 16 medical office buildings in the U.S., with a total G.L.A. of 136 thousand square meters.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the Toronto Stock Exchange (“TSX”). As of December 31, 2012, the Company holds 45.6% of FCR’s share capital. FCR’s properties are located primarily in growing metropolitan areas in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns2 169 shopping centers in Canada, with a total G.L.A. of approximately 2.2 million square meters and 6 shopping centers under development.

In Brazil, the Company operates through Gazit Brazil Ltda. (“Gazit Brazil”) (100%), which is engaged in the acquisition, development, and management of shopping centers in Brazil. As of December 31, 2012, Gazit Brazil owns 3 commercial income-producing properties with a G.L.A. of 23 thousand square meters and one shopping center under development.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company whose shares are listed on the Helsinki Stock Exchange (OMX). As of December 31, 2012, the Company owns 48.8% of CTY’s share capital. CTY operates in Finland, Sweden, Estonia, Lithuania and Denmark and owns 78 shopping centers and other retail properties of various sizes, with a total G.L.A. of approximately 1 million square meters.

[1]	Includes jointly controlled properties.
[2]	Includes jointly controlled properties.

2

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”) – a jointly controlled company that is presented according to the equity method and listed on the Vienna Stock Exchange and on the NYSE Euronext Stock Exchange, Amsterdam. As of December 31, 2012, the Company owns 34.5%1 of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns 156 income-producing shopping centers and other retail properties of various sizes, with a total G.L.A. of approximately 1.2 million square meters. It also has a property under development and 35 plots of lands for future development.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of December 31, 2012, Gazit Germany owns 6 shopping centers and one other income-producing property, with a total G.L.A. of 101 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (75%), which is engaged in the acquisition, development and management of shopping centers, and owns 10 income-producing shopping centers, in Israel, with a total G.L.A. of 126 thousand square meters and has a property under development, as well as land for future development. Gazit Development is also active in Bulgaria and Macedonia, through subsidiaries (“Gazit Development (Bulgaria)”), where it owns a shopping center with a G.L.A. of 7 thousand square meters and lands for future development.

In addition, Gazit Development also holds, through subsidiaries, 73.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group is primarily engaged (including through U. Dori Construction Ltd., which is also a public company listed on the TA Stock Exchange) in development and construction of primarily residential projects in Israel and Eastern Europe. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which is involved in the construction of a private power station in Ashkelon, located in the southern coastal region of Israel.

Through August 2012, the Company also operated in the United States through Royal Senior Care, LLC (“RSC”), which operated in the senior housing facilities sector in the southeastern United States. As of the Reporting Date, the Company owns 50% of one senior housing facility and 60% of a land plot. For details regarding the sale of 12 senior housing facilities in the southeastern United States in the third quarter of the year and the sale of part of additional during the course of the year, refer to Note 9.h to the financial statements.

Through August 2012, the Company operated in Canada through Gazit America Inc. (“GAA”), which was listed on the TSX. For details regarding the acquisition of all the GAA shares that were not already held by the Group and FCR’s acquisition of the medical office buildings owned by GAA, refer to Note 9.e to the financial statements.

[1]

The Company has a shareholders’ agreement with CPI, a Real Estate fund that is part of the Apollo Global Real Estate Management L.P. Group (“CPI”) that holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR.

3

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s Internet website – www.gazit-globe.com, and the Internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

4

1.4.	Effects of the Financial Crisis and the Volatility in the International Capital Markets

The implications of the economic crisis that began in 2007 on the markets in which the group operates has already caused, inter alia, a certain but not material amount of adverse effect on cash flows from the Group’s properties and an increase in cash flow capitalization rates. These factors resulted in the fair value of the Group’s properties depreciating in 2008 and 2009. During 2010 and at the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. This notwithstanding, there has recently been greater volatility and uncertainty in the global financial markets, with this apparently stemming from the economic disquiet and concerns in Europe. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, on the price of European companies’ shares (that have been trading for a long period at below their Net Asset value).

As of December 31, 2012, the Company is reporting stability in occupancy rates and an increase in average rental rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak, particularly in Europe, of the global financial crisis referred to above could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows and/or a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessment regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position is not certain nor is it under the Company’s control; it therefore constitutes forward-looking statements. This assessment is based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessment is based to a material extent on its present expectations and assessment with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessment will indeed be realized, since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

1.5.	Early Adoption of International Financial Reporting Standards (“IFRS”)

The Group has early adopted, with effect from the financial statements as of June 30, 2012, IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), IAS 28R, Investments in Associates and Joint Ventures (“IAS 28R”), and IAS 27R, Separate Financial Statements (“IAS 27R”) (collectively: the “New Standards”). As provided in the New Standards, they are to be applied retroactively. Accordingly the data for prior periods in the financial statements and in the Directors’ Report have been retroactively adjusted. For details regarding the effect of early adoption of the New Standards, refer to Notes 2.a and 41 to the financial statements. The data for prior years in the financial statements and in the Directors’ Report have also been retroactively adjusted due to an amendment to IAS 12; for details, refer to Notes 2.a and 41 to the financial statements.

5

1.6.	Highlights – 2012

(NIS in millions, other than per share data)	For the year ended December 31
	2012	2011(*)	Change
Rental income	5,249	4,718	11%
NOI[1]	3,544	3,196	11%
FFO[2]	533	405	32%
FFO[2] per share (NIS)	3.23	2.62	23%
Investments in investment property and investment property under development	5,692	8,705	—
Fair value gain from investment property and investment property under development	1,913	1,670	—
Net income attributable to equity holders of the Company	957	719	—
Diluted earnings per share (NIS)	5.59	4.30	—
Cash flows from operating activities	1,393	1,126	—
Equity attributable to equity holders of the Company	7,849	7,310	—
Equity per share attributable to equity holders of the Company (NIS)	47.5	44.4	—
Net asset value per share (EPRA NAV3) (NIS)	56.9	49.4	—
EPRA NNNAV[3] per share (NIS)	44.3	41.8	—

•

As of December 31, 2012, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 8.2 billion (NIS 2.6 billion with the Company and wholly-owned subsidiaries). In addition, as of December 31, 2012, a jointly controlled company that is presented according to the equity method had cash balances amounting to NIS 1 billion.

•	The ratio of net debt to total assets was 56.1%, as of December 31, 2012, compared to 58.0% as of December 31, 2011.

•	During 2012, Group companies issued debt by way of debentures and convertible debentures in a total amount of NIS 6.2 billion.

•	During 2012, Group companies issued equity in a total amount of NIS 1.8 billion.

(*)	Retroactively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.a and 41 to the financial statements.

[1]	NOI – (“Net Operating Income”) Rental income, net of property operating expenses.
[2]	The FFO (“Funds From Operations”) is presented according to the management approach and in accordance with the EPRA criteria. For FFO data, refer to section 2.2 below.
[3]	Refer to section 2.4 below.

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1.7.	Highlights – Fourth Quarter of 2012

(NIS in millions, other than per share data)	For the 3 months ended December 31
	2012	2011(*)	Change
Rental income	1,370	1,248	10%
NOI[1]	911	851	7%
Proportionately consolidated NOI[2]	531	517	3%
FFO[3]	137	111	23%
FFO[3] per share (NIS)	0.83	0.71	17%
Investments in investment property and investment property under development	1,348	2,363	—
Fair value gain from investment property and investment property under development	441	843	—
Net income attributable to equity holders of the Company	224	269	—
Diluted earnings per share (NIS)	1.34	1.54	—
Cash flows from operating activities	430	234	—

•	During the fourth quarter of 2012, Group companies issued debt by way of debentures and convertible debentures in a total amount of NIS 2.8 billion.

•	During the fourth quarter of 2012, Group companies issued equity in a total amount of NIS 294 million.

(*)	Retroactively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.a and 41 to the financial statements

[1]	NOI – Rental income, net of property operating expenses.
[2]	The Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
[3]	The FFO is presented according to the management approach and in accordance with the EPRA criteria. For FFO data, refer to section 2.2 below.

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1.8.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of December 31, 2012):

First Capital Reality (FCR)
45.6%
Canada
Equity One (EQY)
45.5%
USA
ProMed Properties
100%
Gazit Brazil
100%
Brazil
Citycon (CTY)
48.8%
Atrium European Real Estate (ATR)
[1]34.5%
Europe
Gazit Germany
100%
Gazit Development (Bulgaria and macedonia)
100%
Gazit Globe Israel (Development)
75.0%
Israel
73.9%
U.Dori Group
GAZIT-GLOBE

[1]	A company jointly controlled together with CPI, which holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR as of December 31, 2012.

8

1.9.	Breakdown of Net Operating Income (“NOI”), According to the Company’s Operating Regions[1]:

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

9

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of December 31, 2012:

Name of company	Type of security/ property	Holding (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of December 31, 2012 (NIS in millions)
EQY	Shares (NYSE)	53.2	45.5	2,715	4,172
FCR	Shares (TSX)	94.1	45.6	5,544	6,643
CTY	Shares (OMX)	159.4	48.8	2,423	2,016
ATR	Shares (VSX, Euronext)	128.9	34.5	3,845	2,823
Dori Group[1]	Shares (TASE)	75.1	55.4	155	101
Europe	Income-producing property	—	—	968	—
Europe[2]	Property under development and lands	—	—	187	—
ProMed	Income-producing property	—	—	2,046	—
Brazil	Income-producing property and property under development	—	—	523	—
Israel[2]	Income-producing property	—	—	1,769	—
Israel[2]	Property under development and lands	—	—	147	—

Total		—	—	20,322	—

[1]	Represents an effective indirect holding in Dori Group.
[2]	Presented according to the proportionate consolidation method (75%).

10

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded stand-alone basis”) as of December 31, 2012:

NIS in millions
Debentures	[1]10,006
Debts to financial institutions	5,095

Total debentures and debts to financial institutions(*)	15,101
Other monetary liabilities	403
Other liabilities	307

Total liabilities	15,811
Less – monetary assets	2,896
Less – other investments[2]	442

Liabilities, net	12,473

(*)	Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[3]	Banks	Mortgages	Total	%
2013	751	102	46	899	6
2014	278	[4]181	624	1,083	7
2015	986	1,105	303	2,394	16
2016	978	993	28	1,999	13
2017	770	256	70	1,096	7
2018	1,264	525	328	2,117	14
2019	1,523	—	112	1,635	11
2020	1,007	—	21	1,028	7
2021	991	—	23	1,014	7
2022	600	—	239	839	6
2023 and after	858	—	139	997	6

Total	10,006	3,162	1,933	15,101	100

[1]	Excludes an asset of NIS 1,002 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the financial assets.
[2]	Comprise primarily of the investment in private funds’ units and the investment in RSC.
[3]	Includes a private, unsecured loan from an institutional investor in the amount of NIS 286 million
[4]	Includes a two-year credit facility in the amount of U.S.$ 50 million that was signed during the 2012 with a foreign bank.

11

2.2.	FFO (EPRA Earnings)

As is the practice in the U.S. and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to and without derogating from the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles. In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations), gains or losses on sale of properties, depreciation and amortization and other kinds of gains and losses.

In the U.S., where financial statements are usually prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after excluding income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

The measure represents the accounting net income for the period, after excluding one-time revenues and expenses (including gains or losses on the revaluation of properties), the sale of properties, depreciation and amortization and other types of profit. This measure is customarily used to review the performance of income-producing property companies. The adjustments that have to be made to the accounting income are presented in the table below.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

In addition, as clarified in the guidelines of the Israel Securities Authority, FFO does not constitute a financial measure based on generally accepted accounting principles.

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The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the year ended December 31			For the 3 months ended December 31
	2012	2011 (*)	2010 (*)	2012	2011 (*)
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	957	719	831	224	269

Adjustments:
Fair value gain from investment property and investment property under development, net	(1,913)	(1,670)	(935)	(441)	(843)
Capital loss (gain) on sale of investment property and investment property under development	5	63	(13)	8	22
Impairment of goodwill	—	38	42	—	38
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit and loss	(36)	179	(474)	(147)	74
Adjustments with respect to equity-accounted investees	(43)	(131)	6	77	(7)
Loss from decrease in interest in investees	4	1	4	1	—
Deferred taxes and current taxes with respect to disposal of properties	668	324	382	228	149
Gain from bargain purchase	(134)	(102)	—	—	(18)
Acquisition costs recognized in profit or loss	26	21	21	6	(3)
Loss from early redemption of interest-bearing liabilities	147	14	4	132	21
Non-controlling interests’ share in above adjustments	685	646	273	83	337

Nominal FFO	366	102	141	171	39

Additional adjustments:
CPI and exchange rate linkage differences	94	133	115	(40)	(15)
Depreciation and amortization	16	15	14	4	4
Adjustments with respect to equity-accounted investees	2	67	(9)	(13)	30
Other adjustments[1]	55	88	98	15	53

FFO according to the management approach	533	405	359	137	111

FFO according to the management approach per share (in NIS)	3.23	2.62	2.54	0.83	0.71

Number of shares used in the FFO calculation[2] (in thousands)	164,912	154,456	141,150	165,136	155,817

(*)	Retroactively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.a and 41 to the financial statements

[1]

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extra ordinary legal proceedings not related to the reporting periods, expenses arising from one-time payments relating to the termination of engagements with senior Group officers and also income and expenses from operations not related to income-producing property, also, with regard to the periods that are presented in 2011 and 2010 above, the data include the adjustment of income from the waiver of the bonus and the compensation with respect to the expiration of the employment agreement of the Chairman of the Board of Directors.

[2]	Number of issued shares (weighted average for the period).

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2.3.	Additional information is presented below concerning the Company’s share in the income-producing properties owned by the Group as of December 31, 2012, based on capitalization of net operating income (“NOI”) methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the reporting period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended December 31		For the year ended December 31
	2012	2011 (*)	2012	2011 (*)
	NIS in millions
Rental income	1,370	1,248	5,249	4,718
Property operating expenses	459	397	1,705	1,522

NOI for the period	911	851	3,544	3,196
Less – minority’s share in NOI	(455)	(408)	(1,715)	(1,582)
Add – Company’s share in NOI of jointly controlled companies[1]	75	74	333	286

NOI for the period – the Group’s proportionate share	531	517	2,162	1,900

NOI for the year	[2]2,124	[2]2,068	2,162	1,900

The sensitivity analyses shown in the table below describe the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the fourth quarter of 2012:

Cap Rate:	6.50%	7.00%	7.50%	8.00%
Value of income-producing property (NIS in millions)[3]	32,684	30,349	28,326	26,555

New properties, properties under development and lands, which have not yet come on line and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of December 31, 2012, amounted to NIS 2,295 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2012, amounted to NIS 24,196 million.

(*)	Retroactively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.a and 41 to the financial statements

[1]	Equity-accounted investees.
[2]	Calculated by multiplying the NOI for the fourth quarter by four.
[3]	Calculated as the results of dividing the NOI by the cap rate.

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2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA guidance, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of the fair value of derivatives and deferred taxes with respect to the revaluation of assets to their fair value; the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial instruments of the kind referred to above and for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s results to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the recommendations of EPRA. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of December 31
	2012	2011 (*)
	NIS in millions
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	7,849	7,310
Fair value asset adjustment for derivatives	(738)	(829)
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority’s share)	2,048	1,427
Adjustments with respect to affiliates	235	233

Net asset value – EPRA NAV	9,394	8,141

EPRA NAV per share (in NIS)	56.9	49.4

EPRA NNNAV
EPRA NAV	9,394	8,141
Fair value asset adjustment for derivatives	738	829
Adjustments of financial liabilities to fair value	(1,495)	(887)
Other adjustments to provision for deferred taxes[1]	(1,059)	(938)
Adjustments with respect to affiliates	(254)	(252)

“Adjusted” net asset value – EPRA NNNAV	7,324	6,893

EPRA NNNAV per share (in NIS)	44.3	41.8

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to Notes 2.a and 41 to the financial statements.

2.5.	As of December 31, 2012, the Company’s outstanding share capital comprises 165,247 thousand ordinary shares, each with a par value of NIS 1 (excluding treasury shares held by the Company) (December 31, 2011 – 164,821 thousand shares).

[1]

This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in territories where, upon disposing of property, the Group customarily defers the payment of the capital gains tax.

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3.	Explanations of the Board of Directors for the Corporation’s Business Position, its Operating Results, its Equity and its Cash Flows

3.1	General

In the reporting period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various existing properties totaled NIS 5,692 million and investments in the shares of the Company’s investees totaled NIS 529 million. The effect of these investments on the operating results of the Group will be reflected in full during 2013 and thereafter.

Property activities

1)	In the reporting period, the Group acquired 30 income-producing properties, with a total G.L.A. of 224 thousand square meters, and lands for future development, at a total cost of NIS 3,836 million. In addition, the Group has developed new properties and redeveloped existing properties at a total cost of NIS 1,856 million.

2)	Highlights of operational data:

	Income- producing	G.L.A. (in thousands	Average basic monthly rent per square meter		Change in same property	Occupancy rate in core properties		Debt to
	properties	of square meters)	31.12.2012	31.12.2011	NOI(*)	31.12.2012	31.12.2011	total assets
EQY	167	1,904	U.S.$ 13.09	U.S. 12.54	3.3%	92.1%	90.7%	39.6%
FCR	169	2,236	C$ 15.72	C$ 15.09	1.4%	95.6%	96.2%	42.2%
CTY	78	1,000	EUR 20.7	EUR 19.7	4.9%	95.7%	95.5%	54.4%
ATR	156	1,244	EUR 11.7	EUR 11.5	7.3%	97.4%	97.3%	[1]17.5%
Gazit Development	11	133	NIS 99.2	NIS 97.05	3.5%	98.6%	99.0%	[2]—
Gazit Germany	7	101	EUR 12.2	EUR 11.7	(5%)	92.5%	93.0%	55.9%
Gazit Brazil	3	23	BRL 49.0	BRL 38.0	—	90.1%	[3]92.9%	[4]—
ProMed	16	136	U.S.$ 27.2	U.S.$ 26.9	3.3%	96.3%	95.9%	50.9%

(*)	Change in same property NOI in 2012, compared to 2011.

[1]	ATR’s ratio of net debt to total assets as of December 31, 2012 totaled 11.5%.
[2]	Gazit Development is financed mainly by shareholders’ loans provided by the Company.
[3]	The occupancy rate does not include a property intended for development, refer to section 3 below.
[4]	Gazit Brazil is financed by shareholders’ loans provided by the Company.

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3)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of December 31, 2012 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	6	1,347	374	126
EQY	1	36	169	12
ATR	1	205	283	75
Gazit Development	1	36	8	4
Gazit Brazil	1	130	[1]—	[1]—

	10	1,754	834	217

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of December 31, 2012 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	13	1,977	184	143
EQY	10	92	119	44
CTY	1	33	1	2

	24	2,102	304	189

3.2	Material events during the reporting period

Equity issuances

A.	For details regarding a share offering by EQY of U.S.$ 86 million and the Company’s participation in this offering, refer to Note 9.c to the financial statements.

B.	For details regarding a share offering by FCR of C$ 287 million, refer to Note 9.d to the financial statements.

C.	For details regarding a rights issuance by CTY of EUR 91 million and the Company’s participation in this offering, refer to Note 9.f to the financial statements.

Financing activity

D.	For details regarding a debentures issuance by FCR in the amount of C$ 475 million and by way of convertible debentures in the amount of C$ 128 million, refer to Notes 20.d and 21.c to the financial statements.

E.	For details regarding FCR’s redemption of the remaining balance of debentures (Series A, B and C) convertible into FCR shares, refer to Note 21.c to the financial statements.

F.	For details regarding the U.S.$ 300 million debenture offering by EQY, refer to Note 20.c to the financial statements.

G.	During 2012, EQY received an unsecured loan of U.S.$ 250 million which matures in February 2019.

H.	For details regarding the sale of all CTY’s convertible debentures owned by the Company to third parties and to CTY and CTY’s repurchase of convertible debentures from others, refer to Note 21.d to the financial statements.

[1]	The project is in the planning stage that has not yet been completed and has yet to be approved by the authorized organs of the Company.

17

I.	For details regarding a debenture issuance by the Company in amount of NIS 1.7 billion, refer to Note 20.b to the financial statements.

J.	During 2012, the Company entered into an agreement with an institutional investor for an unsecured term loan of U.S.$ 76.6 million (approximately NIS 286 million), which matures in December 2022.

K.	For details regarding a debentures issuance by CTY of EUR 150 million, refer to Note 20.e to the financial statements.

L.	During 2012, CTY entered into an agreement for the grant of an unsecured credit facility and loan of EUR 360 million for an average term of 5 years.

M.	In June 2012, the Company entered into agreement with an Israeli bank to extend a U.S.$ 200 million credit facility for a period of five years, with no material changes being made to the rest of the principal terms of the credit facility. For further information, refer to section 19.2.3 of the “Description of the Company’s Business”.

N.	During August 2012, a wholly-owned U.S. subsidiary of the Company entered into a two-year, U.S.$ 50 million credit facility agreement with a foreign bank. The credit facility is guaranteed by the Company and is secured by a pledge on EQY shares.

O.	On September 6, 2012, S&P upgraded the long-term and short-term credit rating of ATR to A-3/BBB from B/BB+, with a Stable Outlook. In addition, on October 8, 2012, Fitch Ratings upgraded ATR’s credit rating to BBB- from BB+, with a Stable Outlook.

P.	On November 14, 2012, the DBRS rating agency announced the upgrading of FCR’s credit rating to BBB (high) with a Stable Outlook. On November 20, 2012, Moody’s rating agency announced the upgrading of FCR’s credit rating to Baa2 with a Stable Outlook.

Q.	On December 11, 2012, Moody’s rating agency announced the upgrading of EQY’s credit rating to Baa2 with a Stable Outlook.

Investments in investees

R.	For details regarding the acquisition of 11 million additional shares of ATR, by the Company, and the recognition of a gain from bargain purchase of NIS 134 million, refer to Note 9.g to the financial statements.

S.	For details regarding the acquisition of all GAA shares that were not already held by the Group and FCR’s acquisition of GAA’s medical office buildings portfolio, refer to Note 9.e to the financial statements.

T.	On August 15, 2012, RSC closed a transaction for the sale of 12 senior housing facilities for a total consideration of U.S.$ 230 million (the Company’s share is U.S.$ 138 million). As a result of the sale, the Company recognized a pre-tax gain of NIS 63 million which has been included in the line-item “Company’s share in earnings of equity-accounted investees”. For additional information and details regarding the sale of additional properties by RSC, refer to Note 9.h to the financial statements.

3.3	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2012, the Company announced that the dividend to be declared in 2013 would not be less than NIS 0.43 per share per quarter (NIS 1.72 per share on an annualized basis), replacing the dividend policy for 2012 announced in November 2011, pursuant to which a dividend of NIS 0.40 per share per quarter was distributed (NIS 1.60 per share on an annualized basis).

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The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2013 is shown in the graph below:

*	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2013 is applied as stated above.

3.4	Financial Position

Current assets

Current assets, as of December 31, 2012, total NIS 5.6 billion, compared to NIS 4.9 billion as of December 31, 2011. The increase is due primarily to growth in investment property balance which is classified as “Assets classified as held for sale”, primarily at FCR (consisting of 13 shopping centers with an area of 142 thousand square meters and 4 plots of land).

Equity-accounted investees

Equity-accounted investees, as of December 31, 2012, total NIS 4,713 million and are comprised primarily of an investment in 129 million ATR shares in an amount of NIS 3,845 million, compared to NIS 4,390 million, comprised primarily of an investment in 118 million ATR shares in an amount of NIS 3,535 million, as of December 31, 2011.

Financial derivatives

The balance of financial derivatives arise mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of December 31, 2012, financial derivatives amounted to NIS 929 million, compared to NIS 937 million as of December 31, 2011.

19

Other investments, loans and receivables

The balance of other investments, loans and receivables primarily comprises long-term loans granted to partners and others, as well as deposits and other receivables. The increase in these balances to NIS 713 million as of December 31, 2012, from NIS 308 million as of December 31, 2011, is primarily due to a loan of U.S.$ 95 million granted by EQY to a third party, which is secured by a pledge on a property in Maryland, the U.S.; refer to Note 10.a(2) to the financial statements.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets) as of December 31, 2012, amounted to NIS 59.8 billion, compared to NIS 53.9 billion as of December 31, 2011.

The increase in these balances in 2012 is due to the acquisition of income-producing properties, development of new properties and redevelopment of existing properties at a total cost of NIS 5.7 billion and adjustments to the fair value of investment property and investment property under development of an additional NIS 1.9 billion. The aforesaid increase was partially offset by the sale of investment property for a consideration of NIS 1.5 billion, as well as by the change in currency exchange rates (the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel) that amounted to an additional NIS 0.5 billion in 2012.

Presented below are the average yields (%) (cap rates) implied in the investment property valuations in the main regions in which the Group operates:

	U.S.	Canada	Northern and Western Europe	Central and Eastern Europe	Israel
December 31, 2012	6.8	6.0	6.3	8.4	7.5
December 31, 2011	6.9	6.3	6.4	8.4	7.5

Current liabilities

Current liabilities, as of December 31, 2012, totaled NIS 5.4 billion, compared to NIS 6.5 billion as of December 31, 2011; the balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.4 billion, compared to NIS 3.5 billion as of December 31, 2011. The decrease is due mainly to the repayment of current maturities of liabilities that became due for settlement. As of December 31, 2012, the Group had a positive working capital balance of NIS 0.2 billion. Excluding the inventory of buildings for sale, net from advances received from apartment buyers having a projected life term of more than a year, the Group has negative economic working capital of NIS 86 million. The current assets of NIS 5.6 billion, the approved unutilized long-term credit facilities of NIS 5.9 billion, as well as the cash flows provided by operating activities, are together significantly greater than the amount of the current liabilities, and thus Company Management believes the balance of current liabilities as of December 31, 2012 can be settled with these resources.

Non-current liabilities

Non-current liabilities, as of December 31, 2012, totaled NIS 43.0 billion, compared to NIS 38.5 billion as of December 31, 2011. The increase in non-current liabilities is due mainly to debt (mainly debentures) raised by the Company and its subsidiaries in 2012, primarily in order to finance the investments in investment property and investment property under development and in order to finance the acquisition of shares of Group companies, as well as growth in the deferred taxes, primarily with respect to the revaluation of investment property and investment property under development.

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Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of December 31, 2012, amounted to NIS 7,849 million, compared to NIS 7,310 million as of December 31, 2011. The increase is mainly due to the net income attributable to the equity holders of the Company amounting to NIS 957 million, which was countered by the reduction in the capital reserves line-item of NIS 154 million (primarily with respect to foreign currency translation adjustments of foreign operations resulting from changes in the exchange rates of the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), and by the dividends declared and paid amounting to NIS 264 million.

The equity per share attributable to the equity holders of the Company as of December 31, 2012 totaled NIS 47.5 per share, compared to NIS 44.4 per share as of December 31, 2011, after a dividend distribution of NIS 1.60 per share in 2012.

Non-controlling interests

Non-controlling interests, as of December 31, 2012, amounted to NIS 14.8 billion, compared to NIS 12.3 billion as of December 31, 2011; the balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 54.5% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 54.4% of FCR’s equity; and also the interests of CTY’s other shareholders at a rate of 51.2% of CTY’s equity.

The increase in non-controlling interests in 2012 is mainly due to the interests of the other shareholders in the comprehensive income of subsidiaries amounting to NIS 1.3 billion and the issuance of shares and the conversion of convertible debentures into shares in subsidiaries amounting to NIS 2.1 billion. The aforesaid increase was partially offset by the acquisition of non-controlling interests amounting to NIS 0.3 billion and the share of the non-controlling interests in the dividends distributed by the subsidiaries amounting to NIS 0.7 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 56.1% as of December 31, compared to 58.0% as of December 31, 2011.

The ratio of the Group’s interest-bearing debt to its total assets stood at 57.5% as of December 31, 2012, compared to 59.6% as of December 31, 2011.

The ratio of the Group’s net interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at 54.5% as of December 31, 2012, compared to 58.6% as of December 31, 2011.

The ratio of the Group’s interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at 55.9% as of December 31, 2012, compared to 60.2% as of December 31, 2011.

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3.5	Results of Operations

A.	Results of operations for the years 2010 -2012 are as follows:

	For the year ended December 31
	2012	2011(*)	2010(*)
	NIS in millions (other than net earnings per share data)
Rental income	5,249	4,718	4,147
Property operating expenses	1,705	1,522	1,341

Net operating rental income	3,544	3,196	2,806

Revenues from sale of buildings, land and construction works performed	1,749	1,001	—
Cost of buildings sold, land and construction works performed	1,665	967	—

Gross profit from sale of buildings, land and construction works performed	84	34	—

Total gross profit	3,628	3,230	2,806
Fair value gain from investment property and investment property under development, net	1,913	1,670	935
General and administrative expenses	(648)	(733)	(569)
Other income	164	115	21
Other expenses	(47)	(110)	(46)
Group’s share in earnings of equity-accounted investees, net	299	334	171

Operating income	5,309	4,506	3,318
Finance expenses	(2,214)	(2,197)	(1,764)
Finance income	120	72	525

Profit before taxes on income	3,215	2,381	2,079
Taxes on income	681	328	390

Net income	2,534	2,053	1,689

Attributable to:
Equity holders of the Company	957	719	831
Non-controlling interests	1,577	1,334	858

	2,534	2,053	1,689

Net earnings per share attributable to equity holders of the Company (in NIS)
Basic net earnings	5.80	4.65	5.89

Diluted net earnings	5.59	4.30	5.87

(*)	Retroactively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.a and 41 to the financial statements

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The statement of comprehensive income for the years 2010-2012 is as follows:

	For the year ended December 31
	2012	2011(*)	2010(*)
	NIS in millions
Net income	2,534	2,053	1,689

Other comprehensive income (loss) (net of tax effect):
Exchange differences on translation of foreign operations	(417)	1,139	(1,273)
Realization of exchange differences on translation of equity-accounted foreign operations	3	12	—
Net gains (losses) on cash flow hedges	(100)	(139)	49
Net gains (losses) on available-for-sale financial assets	37	(39)	12
Gain on revaluation of fixed assets of a jointly controlled company	10	28	17

Total other comprehensive income (loss)	(467)	1,001	(1,195)

Total comprehensive income	2,067	3,054	494

Attributable to:
Equity holders of the Company	773	1,231	179
Non-controlling interests	1,294	1,823	315

	2,067	3,054	494

(*)	Retroactively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.a and 41 to the financial statements

23

B.	Analysis of results of operations for 2012

Rental income

Rental income increased by 11% to NIS 5,249 million in 2012, compared to NIS 4,718 million in 2011. The increase is due mainly to the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2011 and 2012, the increase in the average exchange rates of the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel and growth in income from existing properties.

Property operating expenses

Property operating expenses totaled NIS 1,705 million in 2012, representing 32.5% of total rental income, compared to NIS 1,522 million, representing 32.3% of total rental income in 2011.

Net operating rental income (NOI)

Net operating rental income increased by 11% to NIS 3,544 million in 2012 (67.5% of rental income), compared to NIS 3,196 million (67.7% of rental income) in 2011.

Revenues from sale of buildings, land and construction works performed

Revenues from the sale of buildings, land and construction works performed totaled NIS 1,749 million in 2012, comprising NIS 200 million from the sale of buildings and land and NIS 1,549 million from construction works performed, compared with a total of NIS 1,001 million in 2011, comprising NIS 987 million from construction works performed and NIS 14 million from the sale of buildings and land. The increase is due mainly to the initial consolidation of this operation with effect from the beginning of the second quarter of 2011.

The gross profit from this activity amounted to NIS 84 million in 2012, compared to a gross profit of NIS 34 million in 2011. The changes in gross profit between the periods in this activity are due to timing differences of the income recognition date in accordance with the occupation date of the development projects.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in 2012, a fair value gain on its properties in a gross amount of NIS 1,913 million, compared to a fair value gain of NIS 1,670 million in 2011. The largest increases in the value of investment property in 2012 were recorded at FCR and EQY.

24

General and administrative expenses

General and administrative expenses totaled NIS 648 million (9.3% of total revenues) in 2012, compared to NIS 733 million (12.8% of total revenues) in 2011. The reduction in general and administrative expenses is due mainly to the compensation due to the expiration of the employment agreement with the Chairman of the Board of Directors in 2011, in the amount of approximately NIS 60 million, and the provision with respect to the 2011 bonus, in the amount of approximately NIS 43 million; at the end of 2011, the Chairman of the Board of Directors waived his entitlement to these amounts absolutely and irrevocably, although they were recorded against income presented directly in capital reserve in 2011. The aforesaid reduction was partially offset by the initial consolidation of Dori Group’s operation with effect from the beginning of the second quarter of 2011.

Other income

Other income of NIS 164 million in 2012 is comprised mainly of a bargain purchase gain on the acquisition of ATR shares of NIS 134 million, with respect to acquisitions made through trades on the Vienna Stock Exchange (for further details, refer to Note 9.g to the financial statements), as well as the capital gain of NIS 21 million from the sale of properties, compared to a total of NIS 115 million in 2011, comprised mainly of a bargain purchase gain of NIS 102 million, of which NIS 76 million was with respect to the acquisition of ATR shares and NIS 26 million was with respect to the acquisition of the partner’s shares in Dori Group.

Other expenses

Other expenses of NIS 47 million in 2012 is comprised mainly of a loss of NIS 26 million from the sale of properties, compared to other expenses of NIS 110 million in 2011, which is comprised mainly of a loss of NIS 64 million from the sale of properties and an impairment of goodwill of NIS 38 million with respect to CTY.

Company’s share in earnings of equity-accounted investees, net

This line-item is comprised mainly of the Company’s share of ATR’s earnings in 2012, in an amount of NIS 159 million, compared to NIS 214 million in 2011. The reduction in ATR’s earnings were due mainly to a depreciation in the fair value on its investment properties (primarily with respect to lands), compared to an appreciation in 2011, the Company’s share of RSC’s earnings in the reporting period, in an amount of NIS 63 million (primarily with respect to a capital gain from the sale of 12 senior housing facilities, refer to Note 9.h to the financial statements) compared to NIS 15 million in 2011 and EQY’s share in the earnings of its joint ventures in an amount of NIS 53 million, compared to NIS 16 million in 2011. Likewise, in 2011, this line-item included the Company’s share of Dori Group’s earnings (through March 31, 2011) in an amount of NIS 30 million.

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Finance expenses

Finance expenses amounted to NIS 2,214 million in 2012, compared to NIS 2,197 million in 2011. The increase in finance expenses in 2012, compared to 2011, is due mainly to the growth in the balance of the interest-bearing debt of the Company and its subsidiaries from an average balance of NIS 34.6 billion in 2011 to an average balance of NIS 39.7 billion in 2012 and also to a loss of NIS 147 million on early redemption of debentures (primarily at EQY), compared to a loss on early redemption of debentures of NIS 14 million in 2011. The finance expenses reflect average nominal annual interest of 5.2% on the loans of the Company and its subsidiaries, compared to 5.7% last year. The reduction in the nominal interest is due mainly to the raising of debt in 2012 at a lower interest rates than the debt settled in the aforementioned period and to the effective cost of debt linked to the Israeli (known) consumer price index, which rose by 1.5% in 2012, compared to a rise of 2.6% in 2011. The aforesaid increase was partially offset by losses on the devaluation of financial derivatives, primarily with respect to hedging transactions (mainly cross-currency swaps), of NIS 190 million that were recorded in 2011, compared to a gain on the revaluation of derivatives in 2012, which is classified as “Finance income”.

Finance income

Finance income totaled NIS 120 million in 2012, compared to NIS 72 million in 2011. Finance income in 2012 was mainly comprised of interest income of NIS 68 million (in 2011 – interest income of NIS 53 million), income of NIS 34 million from the realization of securities and dividend income (in 2011 – income of NIS 19 million) and a gain on the revaluation of derivatives of NIS 13 million.

Taxes on income

Taxes on income in 2012 are mainly comprised of deferred tax expenses of NIS 656 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property; this compares to deferred tax expenses, net, of NIS 302 million in 2011. In addition, taxes on income in 2012 also include the Group companies’ current tax expenses of NIS 25 million, compared to NIS 26 million in 2011. As to details regarding an amendment to IAS 12 and its effect on the financial statements, refer to Notes 2.a and 41 to the financial statements.

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C.	Results of operations for 2012, by quarter, are as follows:

	Q4 2011(*)	Q1 2012(*)	Q2 2012	Q3 2012	Q4 2012	Total 2012
	NIS in millions
Rental income	1,248	1,259	1,268	1,352	1,370	5,249
Property operating expenses	397	419	403	424	459	1,705

Net operating rental income	851	840	865	928	911	3,544

Revenues from sale of buildings, land and construction works performed	322	476	456	403	414	1,749
Cost of buildings sold, land and construction works performed	311	455	430	382	398	1,665

Gross profit from sale of buildings, land and construction works performed	11	21	26	21	16	84

Total gross profit	862	861	891	949	927	3,628
Fair value gain from investment property and investment property under development, net	843	313	718	441	441	1,913
General and administrative expenses	(254)	(162)	(165)	(149)	(172)	(648)
Other income	17	90	35	43	(4)	164
Other expenses	(61)	(5)	(12)	(23)	(7)	(47)
Group’s share in earnings of equity-accounted investees, net	57	80	74	125	20	299

Operating income	1,464	1,177	1,541	1,386	1,205	5,309
Finance expenses	(557)	(506)	(591)	(666)	[1](588)	(2,214)
Finance income	28	26	19	41	[1]171	120

Income before taxes on income	935	697	969	761	788	3,215
Taxes on income	158	132	211	115	223	681

Net income	777	565	758	646	565	2,534

Attributable to:
Equity holders of the Company	269	258	288	187	224	957
Non-controlling interests	508	307	470	459	341	1,577

	777	565	758	646	565	2,534

(*)	Retroactively adjusted due to the adoption of new IFRSs; for details refer to Note 2.a to the financial statements

[1]	In the fourth quarter of 2012, a gain of NIS 137 million on the revaluation of derivatives is included within the framework of “Finance income”.

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The comprehensive income for 2012, by quarter, is as follows:

	Q4 2011(*)	Q1 2012(*)	Q2 2012	Q3 2012	Q4 2012	Total 2012
	NIS in millions
Net income	777	565	758	646	565	2,534

Other comprehensive income (loss) (net of tax effect):
Exchange differences on translation of foreign operations	308	(229)	657	572	(1,417)	(417)
Realization of exchange differences on translation of equity-accounted foreign operations	—	3	—	—	—	3
Net gains (losses) on cash flow hedges	(50)	26	(63)	(69)	6	(100)
Net gains (losses) on available-for-sale- financial assets	(18)	1	33	6	(3)	37
Gain (loss) on revaluation of fixed assets of a jointly controlled company	13	(3)	19	—	(6)	10

Total other comprehensive income (loss)	253	(202)	646	509	(1,420)	(467)

Total comprehensive income (loss)	1,030	363	1,404	1,155	(855)	2,067

Attributable to:
Equity holders of the Company	388	177	575	431	(410)	773
Non-controlling interests	642	186	829	724	(445)	1,294

	1,030	363	1,404	1,155	(855)	2,067

(*)	Retroactively adjusted due to the adoption of new IFRSs; for details refer to Note 2.a to the financial statements

D.	Analysis of results of operations for the fourth quarter of 2012

Rental income

Rental income increased by 10% to NIS 1,370 million in the fourth quarter of 2012, compared to NIS 1,248 million in the corresponding quarter last year. The increase is due mainly to the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2012, the increase in the average exchange rates of the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel and growth in income from existing properties.

Property operating expenses

Property operating expenses totaled NIS 459 million in the fourth quarter of 2012, representing 33.5% of total rental income, compared to NIS 397 million, representing 31.8% of total rental income, in the corresponding quarter last year.

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Net operating rental income (NOI)

Net operating rental income increased by 7% to NIS 911 million in the fourth quarter of 2012 (66.5% of rental income), compared to NIS 851 million (68.2% of rental income) in the corresponding quarter last year. The decline in the NOI percentage, primarily at FCR, resulted from an increase in the operating expenses of properties in the process of development and redevelopment, due to lower occupancy rates in such properties during the course of their development.

Revenues from sale of buildings, land and construction works performed

Revenues from the sale of buildings, land and construction works performed totaled NIS 414 million in the fourth quarter of 2012, comprising NIS 33 million from the sale of buildings and land and NIS 381 million from construction works performed, compared with a total of NIS 322 million in the corresponding quarter last year, from construction works performed.

The gross profit from this activity amounted to NIS 16 million in the fourth quarter of 2012, compared to a gross profit of NIS 11 million in the corresponding quarter last year.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the fourth quarter of 2012, a fair value gain on its properties in a gross amount of NIS 441 million, compared to a fair value gain of NIS 843 million in the corresponding quarter last year. The largest increase in the value of investment property in the fourth quarter of 2012 was recorded at EQY, FCR and ProMed.

General and administrative expenses

General and administrative expenses totaled NIS 172 million (9.6% of total revenues) in the fourth quarter of 2012, compared to NIS 254 million (16.2% of total revenues) in the corresponding quarter last year. The reduction in general and administrative expenses is due mainly to the provision of approximately NIS 103 million made in the corresponding quarter last year for the bonus and compensation payable to the Chairman of the Board of Directors due to the expiration of his employment agreement; the Chairman of the Board of Directors waived his entitlement to these amounts absolutely and irrevocably at the end of 2011, although they were recorded as general and administrative expenses against a contribution in capital reserve. On the other hand, the provision of approximately NIS 9 million made for the bonus payable to the Executive Vice Chairman of the Board of Directors with respect to the first nine months of the year was reversed, in view of his having waived his entitlement to this amount absolutely and irrevocably at the end of 2011.

Other income (expenses) net

Other expenses, net of NIS 11 million in the fourth quarter of 2012 is comprised mainly of a loss from the sale of properties totaling NIS 8 million, compared to other expenses, net of NIS 44 million in the corresponding quarter last year, due mainly to a loss from the sale of properties totaling NIS 50 million and an impairment of goodwill of NIS 38 million, which were partially offset by a gain of NIS 26 million on gaining control of Dori Group and a bargain purchase gain of NIS 18 million on the acquisition of ATR shares.

29

Company’s share in earnings of equity-accounted investees

In the fourth quarter of 2012, this line-item totaled NIS 20 million, and mainly comprises the Group’s share of EQY’s earnings from joint ventures in an amount of NIS 30 million, which was partially offset by ATR’s losses in an amount of NIS 13 million, compared to earnings of NIS 57 million in the corresponding quarter last year, which included earnings in an amount of NIS 7 million with respect to the Company’s share in ATR’s earnings, NIS 13 million from joint ventures of EQY and approximately NIS 31 million from reversal of an impairment provision with respect to an affiliate. The Company’s share in ATR’s losses in the fourth quarter of 2012 resulted from a decline in the fair value of ATR’s investment properties (primarily with respect to lands), compared to the increase in the fair value of ATR’s investment properties in the corresponding quarter last year.

Finance expenses

Finance expenses amounted to NIS 588 million in the fourth quarter of 2012, compared to NIS 557 million in the corresponding quarter last year. Finance expenses in the fourth quarter of 2012 comprise a loss of NIS 132 million from the early redemption of debentures, mainly of EQY’s debentures, compared to NIS 5 million in the corresponding quarter last year. Moreover, finance expenses in the corresponding quarter last year included losses on the devaluation of financial derivatives, primarily with respect to hedging transactions (mainly cross-currency swaps), of NIS 87 million, compared to a gain of NIS 137 million on the revaluation of derivatives in the fourth quarter of 2012, which was included within the framework of “Finance income”. Excluding the aforementioned loss on early redemption and revaluation of derivatives, the interest expenses in the fourth quarter of 2012 fell in comparison to the corresponding quarter last year, as a result of a lower average interest rate in the fourth quarter of 2012 compared to the corresponding quarter last year. The aforementioned reduction was partially offset by the growth in the balance of the interest-bearing debt of the Company and its subsidiaries from an average balance of NIS 38.0 billion in the fourth quarter of 2011 to an average balance of NIS 40.8 billion in the fourth quarter of 2012. The finance expenses reflect average nominal annual interest of 4.7% on the interest-bearing debt of the Company and its subsidiaries, compared to 4.8% in the corresponding quarter last year. The reduction in the nominal interest is due mainly to the raising of debt in 2012 at a lower rate of interest than the debt settled in the aforementioned period and also to the finance expenses for debt linked to the Israeli consumer price index, which fell by 0.7%, compared to a fall of 0.2% in the corresponding quarter last year.

Finance income

Finance income totaled NIS 171 million in the fourth quarter of 2012, compared to NIS 28 million in the corresponding quarter last year. Finance income in the fourth quarter of 2012 was mainly comprised of a NIS 137 million gain on the revaluation of financial derivatives and interest income of NIS 18 million (in the corresponding quarter last year – income of NIS 18 million); and income of NIS 12 million from the realization of securities and dividend income (in the corresponding quarter last year – income of NIS 8 million).

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Taxes on income

Taxes on income in the fourth quarter of 2012 are mainly comprised of deferred tax expenses of NIS 224 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property and to the increase in the fair value of financial derivatives, compared to deferred tax expenses totaling NIS 146 million in the corresponding quarter last year. In addition, taxes on income in the fourth quarter of 2012 also include the Group companies’ current tax income in a net amount of NIS 1 million, compared to expenses of NIS 12 million in the corresponding quarter last year. As to details regarding an amendment to IAS 12, refer to Note 2.a to the financial statements.

3.6.	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are its cash reserves (generated from its income-producing properties), credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid resources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in affiliates, other investments and the payment of dividends.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 2.3 billion as of December 31, 2012, and NIS 2.5 billion at the end of 2011. In addition, as of December 31, 2012, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of NIS 5.9 billion, compared to NIS 5.4 billion as of December 31, 2011.

As of December 31, 2012, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 8.2 billion (NIS 2.6 billion with the Company and wholly-owned subsidiaries).

As of December 31, 2012, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of approximately NIS 37.5 billion.

As of December 31, 2012, the Company had negative economic working capital1 of NIS 86 million according to its consolidated financial statements. On the other hand, the Company has at its disposal, on a consolidated and on a stand-alone basis (including wholly-owned subsidiaries), unutilized approved long-term credit facilities, which are available for immediate drawdown, amounting to NIS 5.9 billion and NIS 1.6 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. For details regarding an equity offering made by CTY subsequent to the reporting date, refer to Note 40.d to the financial statements and regarding debt issuances by FCR subsequent to the reporting date, refer to Notes 40.a and 40.f to the financial statements. The Company’s Board of Directors has examined the existence of the negative economic working capital and has determined that, in light of the scope of the above sources that are available to the Group in general and to the Company, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

[1]

Excluding the inventory of buildings for sale having a projected realization date of more than a year, in a net amount of NIS 266 million from the positive accounting working capital of NIS 180 million; refer also to section 18 of the “Description of the Company’s Business” of this Periodic Report.

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3.7.	Cash flows

Cash inflows from operating activities in 2012 and in the fourth quarter of 2012 totaled NIS 1,393 million and NIS 430 million, respectively, compared to NIS 1,126 million and NIS 234 million, respectively, in the corresponding periods last year. The cash flows provided by operating activity in 2012 include a dividend of NIS 282 million that was paid to the Company with respect to the disposal of RSC’s properties.

In 2012, the activities of the Company and its subsidiaries were funded by means of equity raisings in an amount of NIS 1,835 million, by means of the issuance of debentures and convertible debentures in a net amount of NIS 2,991 million and by means of the realization of investments in available-for-sale securities and deposits in a net amount of NIS 371 million. The proceeds from the above sources were used primarily for the acquisition and development of investment property in a net amount of NIS 4,259 million, for the repayment of loans and credit facilities in a net amount of NIS 156 million, for the payment of dividends by Group companies in an amount of NIS 917 million, for investments in investees in an amount of NIS 529 million and for the grant of long-term loans in a net amount of NIS 504 million.

3.8.	Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures (Series A and/or Series C and/or Series F) with a scope of NIS 50 million. The program was originally intended to run through December 31, 2011; however in January 2012 it was extended to December 31, 2012 (and was also broadened to encompass Series B debentures as well). On August 20, 2012, the Company’s Board of Directors approved the extension of the term of the repurchase program until August 20, 2013, to add the possibility of repurchasing debentures from Series D, E, I, J and K, and to also increase the scope of the program to NIS 100 million. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of December 31, 2012 and immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 4 million under the aforementioned program. For further details regarding the repurchase program, refer to the Immediate Reports that the Company issued on September 13, 2011 (Reference No.: 2011-01-273129), January 4, 2012 (Reference No.: 2012-01-006039) and August 21, 2012 (2012-01-215097).

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4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company.

4.2	Principal market risks to which the Company is exposed:

1)	Economic and regulatory conditions that impact the ability to raise debt or equity and the costs of equity and debt.

2)	The financial stability of the Group’s tenants and the behavior of its anchor tenants (including changes in the leasing policy of retail chains and other major tenants).

3)	Economic conditions and changes in consumer habits and demographic changes in the regions in which the Group is active.

4)	Operations in the property development and redevelopment sectors.

5)	Entry into new operating regions.

6)	Competitive environment.

7)	Risks arising from external factors, such as, the effect of the global financial crisis on the real estate and financial sectors in the United States, Europe and other regions.

8)	Terror attacks and natural disasters.

9)	Changes in the tax burden in relation to the operations of the Company’s subsidiaries, including, EQY’s status as a REIT.

10)	Changes in the exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel which mainly affect the Company’s equity: an increase in the exchange rate of the above foreign currencies will increase the Company’s equity, while a decrease in their exchange rate will reduce the Company’s equity.

11)	Changes in interest rates in the U.S., Canada, Europe and Israel have an effect on the Company’s results, to the extent that a rise in interest rates will increase the investees’ and the Company’s finance expenses, while a decline in interest rates will reduce the investees’ and the Company’s finance expenses.

For further details concerning the above risk factors and also concerning other risk factors in relation to the Company’s operations, refer to section 28 of the “Description of the Company’s Business” of this Periodic Report.

4.3.	The Company’s policies for risk management are as follows:

1)	The Group has a policy of maintaining a high level of liquidity that enables it to take advantage of business opportunities in its fields of operation and to service its debts, which are spread over a large number of years, even during times of crisis for the equity and debt markets.

2)	The Group companies employ local experts in the field of property management, development and acquisition, who monitor, on a regular basis, developments in the markets in which the Group operates.

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3)	As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance those acquisitions of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate developments. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates (except with regard to the NIS) and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of December 31, 2012, refer to the table attached as Appendix A of the Directors’ Report.

4)	The Group raises debt in various capital markets and by means of various instruments in accordance with the Group’s requirements and market conditions. Generally, the Company believes in raising debt with a long-term maturity bearing fixed interest (although such debt is usually more expensive than debt with a short-term maturity), with the aim of maintaining maximum financial flexibility as well as reducing exposure to sharp changes in variable interest. The Group maintains a mix in the split between variable and fixed interest, including by means of swap transactions where fixed interest is exchanged for variable interest and vice versa. In the range of considerations that come into play in striving to achieve the above aim, a central consideration is the attempt to preserve a mix that will align with the property management strategy, which is largely related to the mix of tenants and the construction status of properties under development, for the reasons detailed below. In the Company’s estimation, tenants whose leases have a relatively short term to maturity (in contrast to anchor tenants whose leases have long terms to maturity) are in the majority of cases more vulnerable during periods of recession or economic uncertainty. Based on past experience, the Company estimates that during such periods interest rates are generally likely to fall (during periods of economic crisis, policy makers tend to adopt an expansionary monetary policy by means of reducing interest in order to stimulate renewed growth in their economies). Therefore, as a general rule, the Company attempts to achieve a certain (though not absolute) alignment between the scope of its income from tenants with the aforementioned characteristics and the scope of the Group’s variable interest-bearing debt, whereby the more the risks associated with this kind of tenant materialize, the greater will be the degree of flexibility sought by the Company in interest terms and lower interest rates during such periods. A similar principle is applied with regard to properties under construction. Through to the time of signing a binding contract with tenants, Company management prefers to take on debt bearing variable interest, thereby giving the Company greater flexibility (while, once lease agreements have been entered into that provide the Group with a relatively assured cash flow, the Company generally prefers funding at fixed interest).

5)	During 2012, no changes occurred in the Company’s market risks management policy.

4.4.	As to the reports on linkage bases and the derivatives portfolio, refer to Note 37 to the financial statements. As to the sensitivity analyses, refer to Appendix D of the Directors’ Report.

34

4.5.	Changes in foreign currency exchange rates – From January 1, 2012 through December 31, 2012, the New Israeli Shekel appreciated against the U.S. Dollar, the Euro and the Brazilian Real by 2.3%, 0.4% and 11%%, respectively, and devalued against the Canadian Dollar by 0.3%. With regard to the effect of exchange rates changes on the Company’s equity, as of December 31, 2012, refer to Note 37 to the financial statements and Appendix A of the Directors’ Report. In addition, from December 31, 2012 until immediately prior to the date of approval of this report, the New Israeli Shekel appreciated against the U.S. Dollar, the Canadian Dollar and the Euro by 1.1%, 3.6% and 2.9%, respectively, and devalued against the Brazilian Real by 1.6%.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2012 through December 31, 2012, the (known) consumer price index rose by 1.5%. As to the effect of changes in the consumer price index on the equity of the Company as of December 31, 2012, refer to Note 37 to the financial statements. In addition, from December 31, 2012 until immediately prior to the date of approval of this report, there was no change in the (known) consumer price index.

4.6.	Oversight methods and policy realization:

On an ongoing, daily basis, the persons responsible for market risk management review the need to update the Company’s actions with regard to market risk management, and the Company’s management discusses major issues relating to market risk management on a weekly basis (while, in light of the Company’s policy on the topic detailed above, no concrete, quantitative limits have been set on the actions of the persons responsible for market risk management). The Board of Directors approves major aspects of market risk management policy once a quarter in the Directors’ Report (and, in the same manner, future changes, if any, in the policy on this topic will require the approval of the Board of Directors). Moreover, from time to time, the directors hold a separate meeting at which the Company’s market risks in their entirety, and the ways that they are dealt with, are discussed.

4.7.	During the period from January 1, 2012 through the date of approval of the financial statements, the individuals responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. Furthermore, during the above period, the Company’s Board of Directors discussed the said risks and the Company’s policy regarding them during the meetings at which the financial statements as of December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012 were approved, and also at its meeting on December 17, 2012.

As of December 31, 2012, the economic exposure of the Company’s equity to the various currencies is distributed as follows1:

[1]	Refer to Appendix A of the Directors’ Report.

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5.	Corporate Governance Aspects

5.1	Donations

The Group considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s Management. In 2012, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries.

A.	Initiative for “Supporting the South” – In September 2012, the “Supporting the South” initiative was launched, and as part of this, the Company has asked to assist in strengthening the education system in southern Israel. Within the framework of the initiative, the Company participates in educational projects in some 20 schools, grants scholarships to 110 students and supports youth centers. The “Supporting the South” initiative is expected to be the Company’s main channel for social investment in the coming years, and the Company’s Board of Directors has approved an annual budget of NIS 7 million for this.

B.	The Gazit-Globe Real Estate Institute – The Company makes donations to the Interdisciplinary Center (IDC) Herzliya, Israel, which has established an institute that is engaged in research and studies in the fields of real estate initiation and management. The Company has pledged to donate a total amount of U.S.$ 2.9 million to the IDC through 2018.

C.	Communal involvement – The Group supports a variety of social organization in the fields of welfare, health, culture and assistance to soldiers. In 2012, the Company continued its “adoption” of a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project; it also continued to support “Etgarim: Israel Association for the Disabled” and the “Larger than Life” association that helps children with cancer, as well as many other organizations. In addition to the donations, Company employees take part in voluntary activities.

In 2012, the Group’s donations amounted to NIS 5,220 thousand.

5.2	Disclosure Concerning the Company’s Internal Auditor

The Company’s internal auditor:

On October 31, 2012, Mr. Itzik Naftalin began to serve as the Company’s internal auditor. Mr. Naftalin holds a Bachelor’s degree in Business Administration and is a partner of Fahn Kanne Control Management Ltd. Mr. Naftalin was appointed in place of Mr. Joseph Ginossar, a partner of Fahn Kanne Control Management Ltd., who terminated his service on the same date as part of the rotation between the partners of Fahn Kanne Control Management Ltd.

Is the internal auditor an employee of the Company or a person who provides internal audit services on behalf of an outside party?

The internal auditor provides internal audit services within the framework of an outside service provider, through the company Fahn Kanne Control Management Ltd.

Legal requirements met by the internal auditors:

The internal auditor meets the requirements of Section 146(b) of the Companies Law and Section 8 of the Internal Audit Law.

Holding of securities of the Company or of a related entity:

As of the date of this report, neither the internal auditor nor any of his employees held securities of the Company or of any related entity.

The internal auditor’s relationship with the Company or with a related entity:

The internal auditor also serves as the internal auditor of Norstar Holdings, Inc., the controlling shareholder of the Company, although, in the opinion of the Company and the internal auditor, this does not give rise to a conflict of interests with his role as internal auditor of the Company.

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Other duties of the internal auditor within the Company:

Apart from his duties as the internal auditor of the Company, the internal auditor is not otherwise engaged by the Company and does not provide it with any other services.

Other duties of the internal auditor outside the Company:

The internal auditor serves as a partner of the firm of Fahn Kanne Control Management Ltd., which provides internal audit services, internal control services, etc. to companies and various other bodies.

Method of the internal auditor’s appointment:

Mr. Naftalin was appointed as the Company’s internal auditor pursuant to a resolution of the Company’s Board of Directors dated October 30, 2012 (in accordance with the recommendation of the Company’s Audit Committee dated October 28, 2012).

Identity of the person to whom the internal auditor reports within the organization:

Within the organization, the internal auditor reports to the President of the Company.

The internal auditor’s work program:

The internal auditor’s annual work program for 2012 is based on a risks survey. The program took into account the subjects examined and expected to be examined over the years in accordance with a multi-year program. The program was determined in coordination with the Audit Committee of the Board of Directors and the Company’s management. The work program was discussed and approved by the Audit Committee.

The annual audit program reflects the activities of the private companies that are owned by the Company, in Israel and overseas, and the order of priorities for the subjects according to their importance and urgency, as determined by the Audit Committee on the recommendation of the internal auditor. The work program may be altered with the approval of the Audit Committee.

Examination of the Company’s material transactions during 2012 by the internal auditor:

In the reporting year, the internal auditor conducted an examination of material transaction, including transactions with interested parties and controlling shareholders, as defined in the Companies Law.

Overseas audit and audit of investees:

Private subsidiaries – The audit reports also relate to the Company’s private subsidiaries, both in Israel and overseas.

In 2012, the internal auditor examined the operations of the following private companies – Gazit Development, ProMed USA and Gazit Brazil, this being in accordance with the work program approved by the Company’s Audit Committee.

Public subsidiaries – With regard to the audit of the Company’s public subsidiaries that are listed overseas, such entities are subject to the restrictions of the law to which they are subject. With regard to the internal audit activity at EQY (in the U.S.), FCR (in Canada) and CTY and ATR (in Europe), other internal auditors function at these companies. The internal auditors at these companies operate in accordance with a work program determined for them by the relevant authorized organs of the companies and also work in conformity with professional international internal auditing standards. With regard to the internal audit of Dori Group, a consolidated subsidiary of the Company listed on the TA Stock Exchange, and a consolidated subsidiary of Dori Group, the activity is performed by another internal auditor in accordance with the provisions of the Internal Audit Law and the provisions of the Companies Law, and in conformity with professional international internal auditing standards.

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Scope of the internal auditor’s engagement:

The scope of the internal auditor’s engagement varies in accordance with the annual audit program; in 2012, 2,350 hours were spent on audit work activity, in accordance with the breakdown presented in the table below. The abovementioned number of hours was determined in accordance with the requirements of the audit program.

Work hours
Internal audit in Israel	Approx. 1,800 hours
Internal audit of the Company’s overseas private subsidiaries	Approx. 550 hours

Total	Approx. 2,350 hours

The number of the auditor’s work hours was set at 2,350 hours, based on the audit subjects that were determined for examination in 2012. This compares to 2,320 internal audit hours in 2011. It should be noted that the scope of the internal auditor’s engagement is flexible within this context; over the course of the year and as the various audit reports are discussed, the Audit Committee may permit the internal auditor to increase the number of audit hours that were decided upon at the outset in the annual audit program.

The professional standards in accordance with which the internal auditor performs his audit:

The audit is performed in conformity with professional international standards generally accepted for internal audit.

To the best of the Company’s knowledge, the internal auditor has complied with the requirements prescribed in the aforesaid standards.

Freedom of access for the internal auditor:

With regard to the information and documents of the Company and the Company’s private subsidiaries in Israel and overseas, the internal auditor is given free access to all IT systems of the aforesaid companies, including financial data. With regard to the Company’s public subsidiaries, in light of the legal restrictions placed on these companies, the internal auditor has no access to information of the aforesaid companies that is not accessible to the public.

Reports of the internal auditor:

The dates when written reports of the internal auditor’s findings were submitted to the Audit Committee and when the above reports were discussed by the Audit Committee, are as follows:

a.	In April 2012, the internal auditor submitted an audit report on the subject: “Information Security” at the Company.

b.	In April 2012, the internal auditor submitted an audit report on the subject: “Financing and Loans” at ProMed USA.

c.	In July 2012, the internal auditor submitted an audit report on the subject: “Transactions with Interested Parties” at the Company.

d.	In July 2012, the internal auditor submitted an audit report on the subject: “Management of Bank Accounts and Bank Reconciliations” at the Company.

e.	In July 2012, the internal auditor submitted an audit report on the subject: “Appraisal of Properties” at Gazit Development.

f.	In July 2012, the internal auditor submitted an audit report on the subject: “Supervision of Subsidiaries” at the Company’s Head Office.

g.	In July 2012, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from the Information Security Audit Report” at the Company.

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h.	In July 2012, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from the Embezzlement Survey Audit Report” at Gazit Development.

i.	In October 2012, the internal auditor submitted an audit report on the subject: “Internal Enforcement” at the Company.

j.	In October 2012, the internal auditor submitted an audit report on the subject: “Asset Management” at ProMed USA.

k.	In October 2012, the internal auditor submitted an audit report on the subject: “Safety and Hygiene” at Gazit Development.

l.	In November 2012, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from the Supervision of Subsidiaries Audit Report” at the Company.

m.	In November 2012, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from the Management of Bank Accounts and Bank Reconciliations Audit Report” at the Company.

n.	In December 2012, the internal auditor submitted an audit report on the subject: “Control Risks Survey” at the Company.

o.	In December 2012, the internal auditor submitted an audit report on the subject: “Business Continuity and Disaster Recovery Plan” at the Company.

p.	In January 2013, the internal auditor submitted an audit report on the subject: “General Management Survey” at Gazit Brazil.

q.	In February 2013, the internal auditor submitted an audit report on the subject: “Executives’ Expenses” at the Company.

r.	In February 2013, the internal auditor submitted an audit report on the subject: “Assuring the Rights of Contract Workers” at Gazit Development.

s.	In February 2013, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from the Safety and Hygiene Audit Report” at Gazit Development.

The Audit Committee discussed the reports referred to above during the course of its meetings on April 23, 2012, July 23, 2012, October 28, 2012, January 14, 2013, February 4, 2013 and February 26, 2013.

Opinion of the Company’s Board of Directors concerning the internal auditor’s activities:

In the opinion of the Company’s Board of Directors, the scope, nature, continuity of the internal auditor’s activities and his work program are reasonable in light of prevailing circumstances and are sufficient to attain the internal audit objectives of the Company.

Remuneration of the internal auditor:

The internal auditor’s fees are determined based on the number of work hours actually invested in performing his assignments, within the framework of a budget approved in advance by the Company’s Audit Committee. In the Company’s opinion, the payment of such remuneration does not influence the professional judgment exercised by the internal auditor.

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5.3	Professional Fees of the Independent Auditors

Independent auditors of the Company: Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global).

The professional fees of the independent auditors that audit the financial statements of the Company and the Company’s subsidiaries are as follows:

A.	Ernst & Young in Israel (the Company and wholly-owned subsidiaries of the Company):

	For the year ended December 31
	2012	2011	2012	2011
	NIS in thousands		Hours
Fees for audit and related services	4,140	(*)7,273	10,994	(*)15,930
Fees for consulting and tax services	2,658	2,826	1,766	3,834

Total	6,798	10,099

(*)	Includes audit services totaling NIS 4,828 thousand in connection with the Company’s U.S. prospectus, of which NIS 1,327 thousand is in connection with other Ernst & Young offices.

B.	Ernst & Young in the U.S. (the Company’s wholly-owned subsidiaries in the U.S. and EQY):

	For the year ended December 31
	2012	2011	2012	2011
	NIS in thousands		Hours
Fees for audit and related services	6,800	7,512	12,430	10,147
Fees for consulting and tax services	717	520	1,200	843
Other fees		707

Total	7,517	8,739

C.	Ernst & Young in Finland (CTY):

	For the year ended December 31
	2012	2011	2012	2011
	NIS in thousands		Hours
Fees for audit and related services	1,968	1,317	3,320	2,320
Fees for consulting and tax services	246	116	300	930
Other fees	246	2,956

Total	2,460	4,389

D.	Ernst & Young in Germany (the Company’s wholly-owned subsidiaries):

	For the year ended December 31
	2012	2011	2012	2011
	NIS in thousands		Hours
Fees for audit and related services	375	351	973	750
Fees for consulting and tax services	49	66	49	72

Total	424	417

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E.	Ernst & Young in Canada and Deloitte Touche in Canada (Gazit 2003 Inc., Gazit Canada Inc., Gazit America and FCR):

	For the year ended December 31
	2012	2011	2012	2011
	NIS in thousands		Hours
Fees for audit and related services	6,747	5,288	10,421	9,722
Fees for consulting and tax services	686	—	385	—
Other fees	105	2,409		—

Total	7,538	7,697

F.	Ernst & Young in Brazil:

	For the year ended December 31
	2012	2011	2012	2011
	NIS in thousands		Hours
Fees for audit and related services	241	185	372	372

Total	241	185

The professional fees of the Company’s independent auditors are determined on an hourly basis, according to tariffs and time frameworks approved by the Board of Directors.

6.	Compensation of Senior Employees

In 2010, the Company’s Board of Directors outlined the general principles for a compensation policy based, inter alia, on meeting the Company’s general targets (including, reducing the leverage rate, outperformance compared to share indexes in Israel and abroad, FFO per share, EPRA NAV and strategic issuance of shares), with these being achieved through the personal efforts and the attainment of concrete goals set for each of the compensation recipients, in accordance with the definition of the employee’s position, as well as taking into consideration the goals of the employee’s department. The objective of the plan is, inter alia, to forge a direct link between the Company’s and the employees’ performance and the compensation to which employees are entitled, raising of motivation and the level of ambition within the Company and increasing the satisfaction of employees and managers over time. The bonuses for 2011 and 2012 have been based, inter alia, on the principles described above. Company management is taking steps, aided by external consultants, to adopt a compensation policy, in accordance with the provisions of the Companies Law (Amendment No. 20), 2012, which, inter alia, will entrench the aforesaid concrete indexes and targets.

For details regarding compensation of officers and interested parties in 2012 by the Company and by subsidiaries, refer to Regulation 21 in Chapter D of the Periodic Report.

In management’s opinion, the compensation in the reporting year to interested parties and to officers of the Company, as detailed in Regulation 21 in Chapter D of the Periodic Report, is commensurate with the contribution made to the activities and the progress of the Company and the said consideration paid to the aforementioned interested parties and senior officers is fair and reasonable.

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The above conclusions result from the discussions that took place at meetings of the Company’s Compensation Committee and its Board of Directors, at which the 2012 financial statements were discussed and approved. Compensation data in accordance with Regulation 21 and Addendum 6 to the Securities Regulations (Periodic and Immediate Reports), 1970, which were sent to the members of the Board of Directors shortly beforehand, were presented at the aforementioned meetings, at which the terms of the compensation for each of the officers listed in the aforementioned regulation were separately discussed, apart from the terms for Messrs. Olson, Caputo and Kokkeel who are not officers of the Company but of the subsidiaries, EQY and CTY, which, being foreign public companies listed on the New York Stock Exchange and the Helsinki Stock Exchange, respectively, discuss and approve the terms of the compensation for their officers at their own independent organs. As stated, the discussion on this subject was conducted separately for each of the Company’s officers, except in relation to members of the Board of Directors that do not hold another position in the Company, in the case of whom, in January 2012, the Company’s general meeting approved the granting of a proportionate fee in accordance with that specified in the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000.

With reference to the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, and the Executive Vice Chairman of the Board of Directors, Mr. Dori Segal, despite their employment agreements having expired in November 2011, Mr. Katzman and Mr. Segal continue in their duties as Executive Chairman of the Company’s Board of Directors and Executive Vice Chairman of the Company’s Board of Directors, respectively, but without receiving a salary from the Company (or from a wholly-owned subsidiary) and, consequently, none of the Company’s organs have needed to hold a discussion regarding their salaries. With regard to amounts charged in the reporting year with respect to compensation in cash or in securities of foreign public subsidiaries that are consolidated in the financial statements of the Company, such compensation amounts (including those for Messrs. Katzman and Segal) are discussed and approved by the relevant independent organs of each of the aforesaid public subsidiaries, pursuant to the laws that govern them in their country of domicile.

With regard to the other officers of the Company, the relevant criteria taken into consideration this year, as in past years, by the Board of Directors when reviewing the fairness and reasonability of the compensation included: the application of the basic principle whereby the composition of the compensation should comprise current salary, annual bonuses and long-term share-based compensation; the Company’s long-term policy and goals, from the aspect of its ability to recruit new managers and from the aspect of its ability to retain its current managers, in such manner as to enable the formation of a highly capable senior management team with strong loyalty to the Company; the tasks, responsibility and duties of the officers and their success in fulfilling these and their contribution to the Company; and the complexity and scope of the business of the Company and its performance in the reporting year and over time.

The conclusion of the Company’s Board of Directors with regard to the fairness and reasonability of the compensation also takes into consideration any change in circumstances (or the absence of such change) that has occurred from the date of the previous discussions when approving the compensation recipients’ remuneration terms (or their review at the time of their renewal) by the Company’s Board of Directors and/or by the Compensation Committee (e.g., a material change in market conditions, a change in the scope of the employment, etc.).

7.	Disclosure Regarding the Financial Reporting of the Company

7.1	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding a shareholders agreement entered into by Mr. Chaim Katzman, the Chairman of the Board of Directors and the Company’s controlling shareholder (together with a private company under his control), with Mr. Dori Segal, the Executive Vice Chairman of the Board of Directors and a director and a shareholder of Norstar, and his wife, Ms. Erika Ottosson, a shareholder of Norstar, in connection with their holdings in Norstar and their becoming part of the controlling shareholders thereof, refer to Regulation 21.A in Chapter D of the Periodic Report.

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B.	For details regarding a private offering to employees and officers of share options, restricted share units (RSUs) and performance share units (PSUs), refer to Note 40.e to the financial statements.

C.	For details regarding a rights issuance by CTY of EUR 200 million and the Company’s participation in this offering in an amount of EUR 98 million, refer to Note 40.d to the financial statements.

D.	For details regarding the debenture and convertible debenture offerings by FCR, in a total amount of C$ 157.5 million, refer to Notes 40.a and 40.f to the financial statements.

E.	For details regarding the acquisition of a commercial center in Stockholm, Sweden by CTY, together with Canada Pension Plan Investment Board, in equal shares, for a total consideration of EUR 530 million, refer to Note 40.c to the financial statements.

7.2	Critical Accounting Estimates –

Refer to Note 2.b to the financial statements.

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8.	Details Concerning the Corporation’s Publicly-Held Commitment Certificates

A.	As of December 31, 2012, there were nine series of listed debentures issued by the Company in circulation, as detailed in the following table:

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/12/12	Par value of debentures in circulation, plus linkage differences as of 31/12/12	Total accumulated interest to 31/12/12	Balance in the financial statements as of 31/12/12	Stock exchange value as of 31/12/12	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series A)	(1)05/2002	717,953	273,336	210.8	6.9	212	232.3	Fixed 6.5%	11 equal installments starting from June 2007	Paid once a year on June 30	The principal and the interest are linked to the US Dollar
Debentures (Series B)	05/2004	(2)350,000	(2)343,091	307.9	—	308.7	293.3	6-month EURIBOR + 2%	3 equal annual installments starting from December 2014	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the Euro
Debentures (Series C)	(3)04/2005	1,300,000	1,021,839	1,247.8	—	1,251	1380.1	Fixed 4.95%	8 annual installments starting from June 2011 (each of the first 7 installments will be at the rate of 10% and the last installment will be at the rate of 30%)	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series D)	(4)09/2006	2,069,048	2,069,048	2,413.3	92.7	2,421	2,769.0	Fixed 5.1%	3 annual installments starting from March 2019 (each of the first 2 installments will be at the rate of 30% and the last installment will be at the rate of 40%)	Paid once a year on March 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series E)	(5)07/2007	574,052	555,569	555.6	—	543	522.1	6-month TALBOR+0.7%	2 equal installments in June and December 2017	Paid twice a year on June 30 and December 31	Without linkage
Debentures (Series F)	(6)12/2006	1,442,301	854,278	854.3	—	847	923.0	Fixed 6.4%	5 equal installments in December of each of the years 2011, 2012, 2013, 2015 and 2016	Paid once a year on December 31	Without linkage
Debentures (Series I)	(7)01/2008	1,439,826	1,438,933	1,661.3	—	1,668	1,850.9	Fixed 5.3%	4 installments with the first installment in June 2013 at the rate of 15%, the second installment in June 2015 at the rate of 25%, the third installment in June 2016 at the rate of 25%, and the fourth installment in June 2018 at the rate of 35%	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index

(1)

Debentures (Series A) were first issued pursuant to the Company’s prospectus dated May 2, 2002, at which time NIS 140 million par value of debentures were issued; in November 2002, options (Series A) for a further NIS 57 million par value of debentures (Series A) were exercised. The above series was extended in a private offering to institutional investors on January 29, 2004, in which NIS 90 million par value of debentures were issued, in a public offering pursuant to a prospectus on May 16, 2004 in which NIS 150 million par value of debentures (Series A) were issued, in another private offering to institutional investors in February 2005, in which NIS 227 million par value of debentures (Series A) were issued, in a private offering in August 2005 in which NIS 9.7 million par value of debentures (Series A) were issued, and in a further private offering to institutional investors in May 2006, in which NIS 45 million par value of debentures (Series A) were issued.

(2)

Debentures (Series B) were issued pursuant to the Company’s prospectus dated May 16, 2004, at which time NIS 350 million par value of debentures were issued. As of December 31, 2012, a subsidiary of the Company holds NIS 172.7 million par value of the Company’s debentures (Series B).

(3)

In April 2005, the Company issued – through a private offering to institutional investors – NIS 425 million par value of debentures (Series C). The debentures (Series C) were listed for trade pursuant to a prospectus dated May 10, 2005. Pursuant to the Company’s aforementioned prospectus, the Company also issued to the public a further NIS 75 million par value of debentures (Series C), under the same terms, together with options for an additional NIS 450 million par value of debentures (Series C). In July 2006, the Company issued NIS 352 million par value of debentures (Series C), by means of extending the series in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 25, 2006 (as revised in January 2007 and in December 2007; the “2006 prospectus”). During 2005, 4.5 million options (Series C) were exercised into NIS 448 million par value of debentures (Series C).

(4)

Debentures (Series D) were first issued in September 2006, at which time NIS 300 million par value of debentures (Series D) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In November 2006, April 2007 and September 2007, the Company issued – by means of extending the series – NIS 750 million par value, NIS 400 million par value and NIS 300 million par value, respectively, of debentures (Series D), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus. In February 2010, the Company closed a private offering to institutional investors of NIS 178 million par value of debentures (Series D), by means of extending the series. In January 2012, the Company closed a private offering to institutional investors of NIS 185 million par value of debentures (Series D), by means of extending the series.

(5)

Debentures (Series E) were first issued in July 2007, at which time NIS 500 million par value of debentures (Series E) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In December 2009, the Company issued – by means of extending the series – NIS 74.1 million par value of debentures (Series E), in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 2008 (as revised in October 2008, “the 2008 prospectus”).

(6)

Debentures (Series F) were first issued in December 2006, at which time NIS 650 million par value of debentures (Series F) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In March 2007, September 2007 and January 2008, the Company issued – by means of extending the series – NIS 290 million par value, NIS 210 million par value and NIS 292.3 million par value, respectively, of debentures (Series F), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus.

(7)

Debentures (Series I) were first issued in January 2008, at which time NIS 590 million par value of debentures (Series I) were issued in accordance with a shelf offer report from December 2007, which was published pursuant to the 2006 prospectus. In February 2008, the Company issued – by means of extending the series – a further NIS 140 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In May 2009 and December 2009, the Company issued – by means of extending the series – a further NIS 123.5 million par value and NIS 155.3 million par value, respectively, of debentures (Series I), in accordance with shelf offer reports, which were published pursuant to the 2008 prospectus. In July 2010, the Company issued – by means of extending the series – NIS 431 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to the 2010 prospectus.

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	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/1212	Par value of debentures in circulation, plus linkage differences as of 31/12/12	Total accumulated interest to 31/12/12	Balance in the financial statements as of 31/12/12	Stock exchange value as of 31/12/12	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series J)	(1)02/2009	734,802	734,802	816.8	13.4	850	1,056.7	Fixed 6.5%	10 equal installments, each of 1% of the principal, paid twice a year on March 31 in each of the years 2015 through 2019 and on September 30 in each of the years 2014 through 2018. The balance of the principal (90%) will be paid in one installment on September 30, 2019.	Paid twice a year on March 31 and September 30 of each of the years from 2010 through 2019.	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series K)	(2)09/2011	1,614,733	1,614,733	1,642.8	22.2	1,716	1,818.7	Fixed 5.35%	5 installments with the first installment in September 2018 at the rate of 10%, the second installment in September 2020 at the rate of 15%, the third, fourth and fifth installments in September of the years 2022-2024 each at the rate of 25%	Paid twice a year on March 31 and September 30 of each of the years from 2012 through 2024.	The principal and the interest are linked to the increase in the consumer price index

A.	Details concerning the trustees of the Company’s debentures (to the best of the Company’s knowledge):

	Trustee	Liaison for the Trustee	Address of Trustee	Fax	E-mail
Debentures (Series A)	Clal Finance Trust Services 2007 Ltd.	Nava Tsili	37 Menahem Begin Road, Tel-Aviv	03-6274849	TsiliN@clal-fin.co.il
Debentures (Series B)	Clal Finance Trust Services 2007 Ltd.	Nava Tsili	37 Menahem Begin Road, Tel-Aviv	03-6274849	TsiliN@clal-fin.co.il
Debentures (Series C)	U-Bank Trust Company Ltd.	Sarit Domani	38 Rothschild Boulevard, Tel-Aviv	03-5645121	sdomani@u-bank.net
Debentures (Series D)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	avnon@oao-law.co.il
Debentures (Series E)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	avnon@oao-law.co.il
Debentures (Series F)	Mishmeret Trust Services Company Ltd.	Giora Lustig	48 Menahem Begin Road, Tel-Aviv	03-6374344	gluftig@zahav.net.il
Debentures (Series I)	Reznik Paz Nevo Trustees Ltd.	Yosi Reznik	14 Yad Haharutzim Street, Tel-Aviv	03-6393316	yossi@rpn.co.il
Debentures (Series J)	Strauss Lazar Trust Company (1992) Ltd.	Uri Lazar	17 Yitzhak Sadeh Street, Tel-Aviv	03-6237777	ori@slcpa.co.il
Debentures (Series K)	Aurora Fidelity Trust Company Ltd.*	Iris Shlevin	12 Menahem Begin Street, Ramat Gan	03-6120675	ishlevin@aurorafidelity.com

*	In February 2012, Aurora Fidelity Trust Company Ltd. notified the Company regarding the termination of its trusteeship of the Series D and Series K debentures, in light of concern regarding a conflict of interests, since its parent company serves as the internal auditor of one of the Company’s subsidiaries. In September 2012, Hermetic Trust Services (1975) Ltd. was appointed as trustee for the debentures (Series D) subordinate to Aurora, after having obtained the approval of the holders of the debentures (Series D) and the Court. The Company is acting to appoint another trustee subordinate to Aurora and, until such time as such alternative trustee is appointed, Aurora will continue to serve as the trustee for the aforesaid debenture series.

(1)

Debentures (Series J) were first issued in February 2009, at which time NIS 404 million par value of debentures (Series J) and 2.02 million options (Series 10), which are exercisable into NIS 202 million par value of debentures (Series J), were issued in accordance with a shelf offer report, which was published pursuant to the 2008 prospectus. In the period from the first issuance date through December 20, 2009 (the last date for exercising the options (Series 10)), 2.01 million options (Series 10) were exercised into NIS 201 million par value of debentures (Series J). In May 2012, the Company closed a private offering to institutional investors of NIS 130 million par value of debentures (Series J), by means of extending the series.

(2)

Debentures (Series K) were first issued in September 2011, pursuant to a shelf prospectus, at which time NIS 451 million par value of debentures were issued in September 2011. Within the framework of the issuance of debentures (Series D) in January 2012, 1.85 million options (Series K), which are exercisable through February 29, 2012, were issued. Through the expiration date, 1.84 million options had been exercised into NIS 221 million par value of debentures (Series K). Within the framework of the issuance of debentures (Series J) in May 2012, 2.6 million options (Series J), which are exercisable through June 14, 2012, were issued. Through the expiration date, 0.6 million options had been exercised into NIS 60 million par value of debentures (Series K). In December 2012, the Company closed a public offering to institutional investors of NIS 883 million par value of debentures (Series K), by means of extending the series.

45

B.	Presented below are details concerning the rating of the debentures in circulation:

	Issue date	S&P Maalot’s rating close to issue date	Midroog’s rating close to issue date	S&P Maalot’s rating at approval date of periodic report (*)	Midroog’s rating at approval date of periodic report (*)	Date and reference of immediate report concerning latest rating by S&P Maalot (**)	Date and reference of immediate report concerning latest rating by Midroog (**)
Debentures (Series A)	May 2002	A+	—	A+/Stable	Aa3/Stable	12/12/2012 Reference: 2012-01-308262	13/12/2012 Reference: 2012-01-309360
Debentures (Series B)	May 2004	AA-	Aa3	A+/Stable	Aa3/Stable	12/12/2012 Reference: 2012-01-308262	12/12/2012 Reference: 2012-01-309360
Debentures (Series C)	April 2005	AA	Aa3	A+/Stable	Aa3/Stable	12/12/2012 Reference: 2012-01-308262	12/12/2012 Reference: 2012-01-309360
Debentures (Series D)	September 2006	AA	Aa2	A+/Stable	Aa3/Stable	12/12/2012 Reference: 2012-01-308262	12/12/2012 Reference: 2012-01-309360
Debentures (Series E)	July 2007	AA/Stable	Aa2	A+/Stable	Aa3/Stable	12/12/2012 Reference: 2012-01-308262	12/12/2012 Reference: 2012-01-309360
Debentures (Series F)	December 2006	AA/Negative	Aa2	A+/Stable	Aa3/Stable	12/12/2012 Reference: 2012-01-308262	12/12/2012 Reference: 2012-01-309360
Debentures (Series I)	January 2008	AA/Stable	Aa2	A+/Stable	Aa3/Stable	12/12/2012 Reference: 2012-01-308262	12/12/2012 Reference: 2012-01-309360
Debentures (Series J)	February 2009	AA/Stable	Aa2	A+/Stable	Aa3/Stable	12/12/2012 Reference: 2012-01-308262	12/12/2012 Reference: 2012-01-309360
Debentures (Series K)	September 2011	A+/Positive	Aa3	A+/Stable	Aa3/Stable	12/12/2012 Reference: 2012-01-308262	12/12/2012 Reference: 2012-01-309360

(*)

Between the issue date of the debenture series and the date close to the approval of the Periodic Report, additional ratings have been set for the above series on the dates detailed in the table below (all the aforesaid interim ratings apply to all the debenture series that were in circulation on the rating date).

(**)	The information contained in the immediate reports detailed in this column is hereby presented by means of this reference.

C.	Details concerning the credit rating history:

S & P Maalot		Midroog
Date	Rating	Date	Rating
29/04/03	A+	25/10/04	Aa3
21/01/04	AA-	6/02/05	Aa3
10/05/04	AA-	14/04/05	Aa3
14/12/04	AA-	19/05/05	Aa3
3/02/05	AA-	21/11/05	Aa2
15/05/05	AA	17/05/06	Aa2
31/05/06	AA	11/06/06	Aa2
10/09/06	AA	10/09/06	Aa2
29/10/06	AA	21/11/06	Aa2 Developing
20/11/06	AA/Negative	13/12/06	Aa2 Developing
7/12/06	AA/Negative	28/02/07	Aa2 Stable
28/02/07	AA/Stable	10/07/07	Aa2 Stable
18/06/07	AA/Stable	20/12/07	Aa2 Stable
11/10/07	AA/Stable	7/01/08	Aa2 Stable
23/03/08	AA/Stable	23/03/08	Aa2 Stable
3/08/08	AA-/Stable	9/09/08	Aa3 Stable
12/02/09	AA-/Negative	15/02/09	Aa3 Stable
3/05/09	A+/Negative	9/07/09	A1 Negative
26/11/09	A+/Negative	29/11/09	A1 Negative
1/7/10	A+/Stable	12/4/10	A1 Stable
2/8/11	A+/Positive	19/5/11	Aa3 Stable
25/8/11	A+/Positive	25/8/11	Aa3 Stable
23/1/12	A+/Positive	23/1/12	Aa3 Stable
15/5/12	A+/Stable	06/5/12	Aa3 Stable
12/12/12	A+/Stable	13/12/12	Aa3 Stable

46

D.	As of December 31, 2012 and during 2012, the Company was in compliance with all the conditions and commitments of the trust deeds with respect to each and every one of the aforementioned debenture series of the Company. No conditions existed that required the Company to immediately redeem the above debentures pursuant to the aforesaid trust deeds, and no notices were received from any of the trustees contradicting the aforesaid.

E.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2012 is approximately NIS 1,109 million. The conditions specified in the trust deed of the debentures (Series J) for the alteration, release, activation or cancellation of the above pledges are detailed in the preliminary report and in the shelf offer report. The aforementioned pledges are valid in accordance with the law and in accordance with the deeds of incorporation of the Company. The valuation of the pledged properties as of December 31, 2012 is attached as an Appendix of the Periodic Report.

For further details regarding the aforementioned pledged properties, as required pursuant to the guideline of the Israel Securities Authority regarding investment property activity, refer to Appendix B of this report.

F	The trust deeds, by virtue of which the debentures in circulation were issued, do not impose on the Company any restrictions regarding the creation of further pledges on the Company’s assets or regarding the Company’s powers to issue additional commitment certificates.

G.	The total of the Company’s commitments as of December 31, 2012 pursuant to each one of the series: debentures (Series C), debentures (Series D), debentures (Series E), debentures (Series F), debentures (Series I), debentures (Series J) and debentures (Series K), separately (as presented in the separate financial report of the Company), accounts for more than 5% of the Company’s total liabilities, and as such could be considered to be material.

H.	For details regarding the issuance of debentures in 2012 (Series D, Series J and Series K) through extending the series, refer to Note 20.b of the financial statements.

I.	On May 15, 2012, S&P Maalot ratified the credit rating for all of the Company’s series of outstanding debentures at a level of ilA+ , and upgraded the outlook to Stable.

J.	On December 13, 2012, Midroog ratified the credit rating for all of the Company’s series of outstanding debentures at a level of Aa3 with a Stable outlook.

March 19, 2013
Date of Approval	Chaim Katzman	Aharon Soffer
of Directors’ Report	Chairman of the Board of Directors	President

47

Appendix A of the Directors’ Report

Additional Information regarding Currency Exposure

as of December 31, 2012

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of December 31, 2012. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	2,792	2,288	2,714	3,162	263
Assets in NIS	2,792	8,541	13,355	11,856	480	37,024
% of total assets	8	23	36	32	1	100
Liabilities in original currency	9,881	1,340	1,416	1,674	—
Cross-currency swap transactions in original currency	(7,049)	175	628	640	150
Liabilities in original currency	2,832	1,515	2,044	2,314	150
Liabilities in NIS adjusted for swaps	2,832	5,655	10,058	8,677	274	27,496
% of total liabilities	10	21	36	32	1	100
Total equity in original currency	(40)	773	670	848	113
Total economic equity[3] in NIS	(40)	2,886	3,297	3,179	206	9,528
% of total equity	—	30	35	33	2	100

[1]	According to currency exchange rates as of December 31, 2012.
[2]

The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.

[3]	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to the revaluation of investment property.

48

Appendix B of the Directors’ Report

Valuation Summary

During the first quarter of 2012, the Company conducted a valuation of the Purchase Price Allocation (“PPA”) of ATR with respect to the acquisition of 6.7 million additional shares of ATR1 (the “valuation”).

The Company has examined the requirement to attach the valuation, in accordance with Regulation 8B of the Securities Regulations (Periodic and Immediate Reports), 1970 and pursuant to legal position 105-23 of the Israel Securities Authority. Based on this examination, the gain generated for the Company as a result of the valuation is greater than 5% but does not exceed 10% of the net income attributable to equity holders of the Company for 2012. It should be noted that, as an additional test, the Company has applied the “Representative Annual Income” test, namely the net income for four quarters, that is calculated as the average net income attributable to equity holders of the Company during the last 12 quarters (the “Representative Income”). According to this test, the gain generated for the Company as a result of the valuation is greater than 5% but less than 10% of the Representative Income. Based on the results of the quantitative examination and in the absence of other qualitative considerations, the Company is attaching a summary of the valuation, in accordance with Regulation 8B of the Securities Regulations (Periodic and Immediate Reports), 1970:

1.	Identification of the valuation subject	PPA for the purpose of determining the Company’s share in the value of ATR’s identifiable assets, net of its identifiable liabilities.

2.	Valuation date/Effective date[2]	December 31, 2011.

3.	Value of the valuation subject in the Company’s books (consideration paid for the shares)	EUR 24.0 million (NIS 119 million).

4.	Value of the valuation subject determined by the valuation	EUR 40.7 million (NIS 201 million).

5.	Identity of the appraiser and its characterization – BDO Ziv Haft

Ziv Haft Consulting & Management Ltd. (“Ziv Haft”). Ziv Haft is part of the worldwide BDO network and provides consulting and management services on a wide range of topics to companies engaged in various fields. Ziv Haft has a wealth of experience in the field of appraisal, economic and accounting due diligence, and valuations of goodwill and intangible assets.

There is no dependence between the appraiser and the Company.

6.	The valuation methodology adopted by the appraiser	International Financial Reporting Standards No. 3, “Business Combinations”.

7.	The valuation model adopted by the appraiser	• Discounted cash flows (DCF) for long-term receivables. • External valuation of loans and debentures.

[1]	During the whole of 2012, 11 million ATR shares were acquired by the Company.
[2]	The effective date of the Valuation predates the publication date of this Periodic Report by more than 90 days. In the Company’s opinion, no material changes have taken place in connection with the Valuation that would warrant altering its conclusions.

49

8.	The main assumptions according to which the valuation was carried out

•     Discount rate of 12.5% for long-term receivables.

•     Discount rate of 4.3% for loans and 5.7% for debentures, in accordance with the external valuation.

•     Investment property, property under development and land are presented at their value in the financial statements (represents their fair value).

9.	Bargain purchase gain at the time of acquisition	EUR 16.7 million (approximately NIS 82 million).

50

Appendix C of the Directors’ Report

Details Regarding Pledged Properties

1.	G Cinema

A.	Presentation of the property

Details as of 31.12.2012
Name of property	G Cinema

Location of property	Rishon Lezion

Area of property (sq. meters)	20,387

Property’s holding structure	The Company holds 75% of Gazit Development, which holds 100% of the property through wholly-owned subsidiaries

Corporation’s effective share in property	75%

Names of partners in the property	Ronen Ashkenazi Holdings Ltd.

Date of acquiring the property	02/08/2006

Details of legal title to the property	Ownership

Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust Company to secure the Company’s commitments with respect to debentures (Series J). Caveats – None

Special matters	The property began producing income in March 2010

Financial statements presentation method	Consolidation

B.	Principal data

Data on 100% basis. Corporation’s share – 75%	2012	2011	2010		At property acquisition date
Fair value at end of period (NIS in thousands): Income-producing portion Building rights	452,620 —	437,000 —	379,300 4,000	Acquisition and construction cost (NIS in thousands)	276,000
Average occupancy rate (%)*, **	100%	100%	97%	Land acquisition	02/08/2006
Actual areas leased (sq. meters)	20,387	20,240	20,282	Activation date	22/03/2010
Total revenues (NIS in thousands)	40,959	38,610	25,678
Average annual rental per sq. meter (NIS)	1,398	1,358	1,220
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	1,585
Actual NOI (NIS in thousands)***	31,930	30,758	19,015
Adjusted NOI (NIS in thousands)	32,473	31,370	28,507
Actual rate of return*****	7.1%	7.0%	6.7%
Adjusted rate of return	7.2%	7.2%	7.5%
No. of tenants at end of reporting year	77	76	74
Average annual proceeds per sq. meter**** (NIS)	36,189	30,012	24,445

*	A store that is tenanted or that generates income is considered to be occupied.
**	The property has been 100% occupied since 31.12.2010.
***	2010 represents 9 months’ activity according to the financial statements.
****	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is eliminated from the average as the stores opened at different stages during the month. Does not include proceeds of units without a floor area, such as stalls.
*****	Normalized in 2010.

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C.	Analysis of revenues and costs structure

Data on 100% basis. Corporation’s share – 100%	2012	2011	2010*
	NIS in thousands
Revenues:
From rentals – Fixed	28,294	27,487	17,988
From rentals – Variable	3,161	2,737	1,967
From management fees	9,001	7,903	5,448
From parking lot operation	—	—	160
Other	503	483	115
Total revenues	40,959	38,610	25,678
Costs:
Management, maintenance and operation	9,029	7,842	6,526
Depreciation	—	—	—
Other expenses	—	10	137
Total costs:	9,029	7,852	6,663
Profit:	31,930	30,758	19,015
NOI:	31,930	30,758	19,015

*	Represents 9 months’ activity.

D.	Principal tenants of the property

	% of property area leased to tenant in 2012	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	45%	Yes	Yes	Entertainment	12 years (approx. 9 years left)	12	CPI	Approx. NIS 2.3 million	None
Tenant B	10%	Yes	No	Leisure	4 years (approx. 1 years left)	6	CPI	None	None
Tenant C	7%	Yes	No	Clothing	5 years (approx. 2 years left)	5	CPI	Approx. NIS 0.9 million	None

E.	Anticipated revenues with respect to signed leases

	2013	2014	2015	2016	2017 and thereafter
	NIS in thousands
Fixed components	25,038	19,406	10,400	6,521	28,317
Variable components (estimate)	3,050	2,917	2,301	2,081	11,317
Total	28,088	22,323	12,701	8,602	39,634

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F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.E above.

G.	Details regarding the valuation

	Data on 100% basis. Corporation’s share – 100%	31/12/2012	31/12/2011	31/12/2010
	The determined value (NIS in thousands)	452,620	437,000	383,300
	Identity of appraiser ***	Conforti Raviv Zisser	Conforti Raviv Zisser	Dovrat Olpiner
	Is the appraiser independent	Yes	Yes	Yes
	Is there an indemnification agreement	Yes	Yes	Yes
	Effective date of valuation	31/12/2012	31/12/2011	31/12/2010
	Valuation model (comparison/income/cost/ other	Income (DCF)	Income (DCF)	Income (infinite capitalization)
	Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	G.L.A. (Sq. meters)	20,387	20,240	20,282
	Occupancy rate in year +1 (%)	100%	100%	—
	Occupancy rate in year +2 (%)	100%	100%	—
	Occupancy rate in year +3 (%)	100%	—	100%
	Representative occupancy rate of G.L.A. *	N/R	N/R	100%
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation**	1,585	1,550	—
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation**	1,596	1,554	—
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation**	1,599	N/R	—
	Representative average annual rentals per Sq. meter leased (NIS)	—	—	1,454
	Representative cash flows/NOI (NIS in thousands)	32,608	31,462	28,694
	Average periodic expenses to preserve the status quo	N/R	N/R	—
	Weighted cap rate for the purpose of the valuation (%)	7.20%	7.20%	7.73%
	Time until notional realization	3	2	—
	Factor/rate of return at time of notional realization (reversionary rate)	7.20%	7.20%	—
	Other main parameters	—	—	NIS 4.0 million added for value of property’s remaining building rights. NIS 2.3 million deducted for cost of parking arrangement and management deficit

*	Represents the ratio of marketed areas to the overall area – as presented in the evaluation.
**	Includes stalls and antennas.
***	Internal assessment is a revaluation of the leases solely according to their definition.
****	Assumes that occupancy will fall for one year.

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Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates	Rise of 5% (or to 100% occupancy)	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,600)	(1,600)	(1,700)
Cap rates	Rise of 0.25%	(14,902)	(14,655)	(11,900)
	Fall of 0.25%	16,591	15,720	12,700
Average rental per Sq. meter	Rise of 5%	22,600	21,850	19,100
	Fall of 5%	(22,600)	(21,850)	(19,100)

*	Represents the ratio of marketed areas to the overall area – as presented in the evaluation.

2.	G TWO

A.	Presentation of the property

Details as of 31.12.2012
Name of property	G TWO

Location of property	Rishon Lezion

Area of property (sq. meters)	21,008

Property’s holding structure	The Company holds 75% of Gazit Development, which holds 100% of the property through wholly owned subsidiaries

Corporation’s effective share in property	75%

Names of partners in the property	Ronen Ashkenazi Holdings Ltd.

Date of acquiring the property	G TWO – 02/08/2006 Adjacent land reserve – 12/12/2007

Details of legal title to the property	Ownership

Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust Company to secure the Company’s commitments with respect to debentures (Series J). Caveats – None

Special matters	Amalgamation and division – The Company is dealing with the planning processes required to amalgamate the two parcels into a separately registered parcel, though this is not reflected on the land registration extract from the Lands Registry Office

Financial statements presentation method	Consolidation

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B.	Principal data

Data on 100% basis. Corporation’s share – 75%	2012	2011	2010		At property acquisition date
Fair value at end of period (NIS in thousands): Income-producing portion Balance of rights	259,500 45,000	258,900 45,000	229,000 47,800	Acquisition/ construction cost (NIS in thousands)	185,000
Average occupancy rate (%)*	99%	100%	100%	Acquisition date	G TWO – 02/08/2006– Land reserve – 12/12/2007
Actual areas leased (sq. meters)	21,008	21,057	20,795
Total revenues (NIS in thousands)	20,844	21,022	19,510
Average annual rental per sq. meter (NIS)	846	841	804
Average annual rental per sq. meter in leases signed in the period (NIS)	960	—	1,467
NOI (NIS in thousands)	18,516	18,953	17,298
Adjusted NOI (NIS in thousands)	19,106	19,286	17,471
Actual rate of return	7.1%	7.3%	7.6%
Adjusted rate of return	7.4%	7.4%	7.6%
No. of tenants at end of reporting year	25	24	24
Average annual proceeds per sq. meter **(NIS)	15,967	15,852	14,980

*	A store that is tenanted or that generates income is considered to be occupied.
**	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. Does not include proceeds of units without a floor area, such as stalls.

C.	Analysis of revenues and costs structure

(Data on 100% basis. Corporation’s share – 100%)	31/12/2012	31/12/2011	31/12/2010
	(NIS in thousands)
Revenues:
From rentals – Fixed	17,581	17,705	16,709
From rentals – Variable	328	326	246
From management fees	2,335	2,357	2,235
Other	600	634	320
Total revenues	20,844	21,022	19,510
Costs:
Management, maintenance and operation	2,328	2,052	2,171
Depreciation	—	—	—
Other expenses	—	17	41
Total costs:	2,328	2,069	2,212
Profit:	18,516	18,953	17,298
NOI:	18,516	18,953	17,298

55

D.	Principal tenants of the property

	% of property area leased to tenant in 2012	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	13%	Yes	No	Home	10 years (approx. 4 years left)	14	CPI	Approx. NIS 0.5 million	None
Tenant B	8%	Yes	No	Super-market	6 years (approx. 1.5 years left)	12	CPI	Approx. NIS 0.2 million	None
Tenant C	21%	Yes	No	Super-market	10 years (approx. 4 years left)	14	CPI	None	None
Tenant D	21%	Yes	Yes	Leisure	5 years (approx. 2 years left)	10	CPI	Approx. 0.8 million and personal guarantee	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2013	2014	2015	2016	2017 and thereafter
	NIS in thousands
Fixed components	17,407	14,293	11,998	10,766	17,136
Variable components (estimate)	950	843	427	371	591
Total	18,357	15,136	12,425	11,137	17,727

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.E above.

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G.	Details regarding the valuation

Data on 100% basis. Corporation’s share – 75%		2012	2011	2010
The determined value (NIS in thousands)		304,500	303,900	276,800
Identity of appraiser		Conforti Raviv Zisser	Conforti Raviv Zisser	Dovrat Olpiner
Is the appraiser independent		Yes	Yes	Yes
Is there an indemnification agreement		Yes	Yes	Yes
Effective date of valuation		31/12/2012	31/12/2011	31/12/2010
Valuation model (comparison/income/cost/ other		Income (DCF)	Income (DCF)	Income (infinite capitalization)
Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	G.L.A. (Sq. meters)	21,088	21,057	20,795
	Occupancy rate in year +1 (%)	100%	100%	N/R
	Occupancy rate in year +2 (%)	100%	100%	N/R
	Occupancy rate in year +3 (%)	100%	100%	N/R
	Representative occupancy rate of G.L.A.*	N/R	N/R	100%
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation	879	887	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation	881	888	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation	889	890	N/R
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	839
	Representative cash flows/NOI (NIS in thousands)	19,356	19,294	17,602
	Weighted rate of return for the purpose of the valuation (%)	N/R	N/R	7.70%
	Weighted cap rate for the purpose of the valuation (%)	7.45%	7.45%	N/R
	Time until notional realization	3	3	N/R
	Factor/rate of return at time of notional realization (reversionary rate)	7.45%	7.45%	N/R
	Other main parameters	Includes NIS 45.0 million for land reserve	Includes NIS 45.0 million for land reserve	Includes NIS 46.9 million for land reserve and building rights

Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates	Rise of 5%	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,000)	(1,000)	(1,000)
Cap rates	Rise of 0.25%	(8,196)	(8,329)	(7,200)
	Fall of 0.25%	9,251	9,072	7,700
Average rental per Sq. meter	Rise of 5%	12,584	12,580	11,300
	Fall of 5%	(12,584)	(12,580)	(11,300)

*	Represents the ratio of marketed areas to the overall area– as presented in the evaluation.

57

3.	G ONE

A.	Presentation of the property

Details as of 31.12.2012
Name of property	G ONE

Location of property	Rishon Lezion

Area of property (sq. meters)	24,003

Property’s holding structure	The Company holds 75% of Gazit Development, which holds 100% of the property through wholly owned subsidiaries

Corporation’s effective share in property	75%

Names of partners in the property	Ronen Ashkenazi Holdings Ltd.

Date of acquiring the property	02/08/2006

Details of legal title to the property	Ownership

Legal title registration situation

Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust Company to secure the Company’s commitments with respect to debentures (Series J) Caveats:

•   In favor of Rishon Lezion Municipality with respect to expropriation of strip for road widening

•   In favor of Rishon Lezion Municipality with respect to an undertaking to pay betterment levy, should the rights to which the levy relates be exercised

•   In favor of Rishon Lezion Municipality on strip of land of 260 sq. meters (expropriation area)

Special matters	On 18.2.2007, building permit no. 200700095 was granted which permits the exceptional use (commercial instead of industrial) of the whole structure (Stages A, B and C), with an overall area of 15,343.31 sq. meters and storage areas totaling 2,600.89 sq. meters. The exceptional use ends on 31.12.2015

Financial statements presentation method	Consolidation

B.	Principal data

Data on 100% basis. Corporation’s share – 75%	21/12/12	21/12/11	31/12/10		At property acquisition date
Fair value at end of period (NIS in thousands) Income-producing portion Building rights and other adjustments	286,700 15,600	282,000 16,000	259,200 23,200	Acquisition/ construction cost (NIS in thousands)	197,000
Average occupancy rate (%)	99%	100%	99%	Acquisition date	02/08/2006
Actual areas leased (sq. meters)	24,003	23,991	23,981
Total revenues (NIS in thousands)	22,701	22,023	19,916
Average annual rental per sq. meter (NIS)	822	797	727
Average annual rental per sq. meter in leases signed in the period (NIS)	869	—	1,112
NOI (NIS in thousands)	20,966	20,125	18,354
Adjusted NOI (NIS in thousands)	21,325	20,849	19,382
Actual rate of return	7.3%	7.1%	7.1%
Adjusted rate of return	7.4%	7.4%	7.5%
No. of tenants at end of reporting year	24	25	25
Average annual proceeds per sq. meter* (NIS)	11,488	11,097	11,442

*	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is eliminated from the average as the stores opened at different stages during the month. Does not include proceeds of units without a floor area, such as stalls.

58

C.	Analysis of revenues and costs structure

(Data on 100% basis. Corporation’s share – 100%)	31/12/2012	21/12/2011	31/12/2010
	(NIS in thousands)
Revenues:
From rentals – Fixed	19,624	19,073	17,314
From rentals – Variable	64	21	—
From management fees	2,355	2,310	2,000
From parking management	—	—	—
Other	658	619	602
Total revenues	22,701	22,023	19,916
Costs:
Management, maintenance and operation	1,735	1,881	1,526
Depreciation	—	—	—
Other expenses	—	17	36
Total costs:	1,735	1,898	1,562
Profit:	20,966	20,125	18,354
NOI:	20,966	20,125	18,354

D.	Principal tenants of the property

	% of property area leased to tenant in 2012	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees (if any)	Special dependency
Tenant A	42%	Yes	Yes	Super-market	14 years (approx. 3 years left)	10	CPI	None	None
Tenant B	24%	Yes	Yes	Home	15 years (approx. 2 years left)	5	CPI	Approx. NIS 1.1 million	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2013	2014	2015	2016	2017 and thereafter
	NIS in thousands
Fixed components	19,697	17,944	9,783	2,113	961
Variable components (estimate)	890	814	424	91	41
Total	20,587	18,758	10,207	2,204	1,002

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.E above.

59

G.	Details regarding the valuation

Data on 100% basis. Corporation’s share – 75%		2012	2011	2010
The determined value (NIS in thousands)		302,300	298,000	282,400
Identity of appraiser		Conforti Raviv Zisser	Conforti Raviv Zisser	Dovrat Olpiner
Is the appraiser independent		Yes	Yes	Yes
Is there an indemnification agreement		Yes	Yes	Yes
Effective date of valuation		31/12/2012	31/12/2011	31/12/2010
Valuation model (comparison/income/cost/ other		Income (DCF)	Income (DCF)	Income (infinite capitalization)
Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	G.L.A. (sq. meters)	24,003	23,991	23,981
	Occupancy rate in year +1 (%)	100%	100%	N/R
	Occupancy rate in year +2 (%)	100%	100%	N/R
	Occupancy rate in year +3 (%)	100%	100%	N/R
	Occupancy rate in year +4 (%)	—	100%	N/R
	Representative occupancy rate of G.L.A. *	N/R	N/R	100%
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation	840	811	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation	843	825	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation	857	843	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +4 for the purpose of the valuation	N/R	843	N/R
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	803
	Representative cash flows/NOI (NIS in thousands)	21,415	21,083	19,697
	Weighted rate of return for the purpose of the valuation (%)	N/R	N/R	7.60%
	Weighted cap rate for the purpose of the valuation (%)	7.48%	7.48%	N/R
	Time until notional realization	3	4	N/R
	Factor/rate of return at time of notional realization (reversionary rate)	7.45%	7.45%	N/R
	Other main parameters	NIS 15.6 million added for value of additional rights in the property.	NIS 18 million added for value of additional rights in the property. NIS 2 million deducted for betterment levy	NIS 28.4 million added for value of additional rights in the property. NIS 5.2 million deducted for betterment levy and renovation

Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates	Rise of 5%	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,100)	(1,100)	(1,500)
Cap rates	Rise of 0.25%	(9,528)	(9,257)	(8,300)
	Fall of 0.25%	9,650	9,604	8,800
Average rental per sq. meter	Rise of 5%	13,754	13,525	12,700
	Fall of 5%	(13,754)	(13,525)	(12,700)

*	Represents the ratio of marketed areas to the overall area – as presented in the evaluation.

60

Appendix D of the Directors’ Report

Sensitivity Analysis Tables

Presented below is a report on the currency, interest and derivative exposures in accordance with the Securities Regulations.

The Group has an economic and accounting exposure due to its operations on various overseas markets. The Group operates in accordance with a broad spectrum of considerations and circumstances to bridge the gaps on its linkage bases reports in foreign currency, by the use of derivative financial instruments (interest and currency swaps and options).

Sensitivity and fair value calculations for the transactions have been done with the advisory assistance of a professional, outside body.

Sensitivity calculations have been performed on the following items:

Firm commitments – The Group has income-producing properties, the income from which is in foreign currency. The long-term leases fall within the definition of firm commitments in foreign currency and are thus sensitive to changes in exchange rates and discount rates.

Securities – The Group holds securities in various currencies. The value of these holdings of securities is sensitive to changes in exchange rates and price changes. The fair value of securities is presented on the basis of market prices at the end of the relevant period.

Mortgages – The Group has mortgages in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. The fair value is calculated by means of discounting the anticipated payments stream using the appropriate interest rates at the end of the mortgage period in the relevant markets. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of mortgages is counteracted by the change in the fair value of the assets.

Debentures – The Group has debentures in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of debentures is counteracted by the change in the fair value of the assets.

Swap transactions – The Group conducts two main types of swap transactions:

1.	Interest basis swap transactions (replacing variable interest with fixed interest or vice versa). The Group acts to reduce its exposure to the interest base by taking fixed interest bearing debt, with this being based on the expectation of the anticipated cash flows from long-term leases.

2.	Linkage basis swap transactions (replacing the liability currency and the type of interest accordingly). This type of swap transaction is performed in order to hedge the linked basis balance sheet and maintain the currency correlation between assets and liabilities.

The calculation of the swap transactions’ fair value is done by discounting the cash flows (both the outflows and the inflows) at the relevant market interest rates at the end of the period.

The core assumption in the sensitivity calculations for the Libor interest is the capitalization of Libor interest at a minimum rate of 0.15%.

For information regarding the portfolio of linkage basis swaps, interest swaps, forward contracts and foreign currency call options, refer to Note 37 to the financial statements.

Sensitivity analyses for the comparative data for 2011 have not been included as there is no material difference in the exposure characteristics between 2012 and 2011.

61

Sensitivity Analyses – December 31, 2012

Sensitivity analysis for the variable parameters* in the linkage balance sheet

NIS in millions

	-10%	-5%	Carrying Value	5%	10%
Assets
Cash and cash equivalents	1,548	1,615	1,683	1,751	1,819
Short-term investments and loans	484	511	538	565	592
Trade receivables and other accounts receivable	946	961	975	990	1,004
Long-term investments and loans	771	814	856	898	941

Total monetary assets	3,749	3,901	4,052	4,203	4,355
Non-financial assets	1,450	1,450	1,450	1,450	1,450
Other assets	59,369	62,465	65,560	68,655	71,751

Total assets	64,568	67,815	71,062	74,309	77,556

Liabilities
Short-term credit from banks and others	320	336	351	366	382
Trade payables and other accounts payables	2,082	2,152	2,222	2,292	2,362
Liabilities attributable to assets held for sale	151	160	168	176	185
Debentures	17,543	18,435	19,327	20,219	21,111
Convertible debentures	1,251	1,321	1,390	1,460	1,529
Interest-bearing liabilities to financial institutions and others	18,738	19,766	20,795	21,824	22,852
Other financial liabilities	320	333	346	359	372
Employee benefit liabilities, net	7	7	7	7	7

Total monetary liabilities	40,412	42,509	44,606	46,703	48,800
Other liabilities	3,807	3,807	3,807	3,807	3,807

Total liabilities	44,219	46,316	48,413	50,510	52,607

Assets net of liabilities	20,350	21,499	22,649	23,799	24,948

*	Items in foreign currency (or linked to foreign currency) and/or in NIS linked to the consumer price index.

62

Sensitivity to changes in U.S.$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	(4,281)	(2,140)	20,188	2,140	4,281
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	(41,483)	(20,742)	297,970	20,742	41,483
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	(14,387)	(7,094)	7,716	7,094	14,188
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	(24,984)	(12,479)	18,573	12,387	24,771
Interest swap transactions – variable for fixed	(2,803)	(1,402)	(28,033)	1,402	2,803
Listed NIS debentures – U.S.$ linked	(23,231)	(11,615)	(232,308)	11,615	23,231
Revolving credit	(151,092)	(75,546)	(1,510,923)	75,546	151,092
Mortgages	(306,980)	(153,490)	(3,069,802)	153,490	306,980
Loans	(3,626)	(1,813)	(36,256)	1,813	3,626
Debentures	(407,985)	(203,993)	(4,079,855)	203,993	407,985
Forward contracts	(741)	(371)	(1,644)	371	741
Firm commitments (rental income)	528,721	264,361	5,287,215	(264,361)	(528,721)
Call options in foreign currency	444	(59)	844	1,007	2,532

Total	(452,428)	(226,383)	(3,326,315)	227,239	454,992

63

Sensitivity to changes in EUR/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	(7,145)	(3,572)	37,455	3,572	7,145
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	(61,595)	(30,680)	156,965	30,304	60,522
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	(16,865)	(8,433)	108,940	8,433	16,865
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	(31,556)	(15,760)	44,887	15,760	31,521
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	(30,301)	(15,019)	(120)	14,823	29,646
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/2019	(15,010)	(7,377)	(1,122)	7,104	14,206
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/2024	(71,784)	(34,644)	4,118	33,603	67,190
Interest swap transactions – variable for fixed	(28,435)	(14,218)	(284,354)	14,218	28,435
Listed debentures at variable interest	(14,566)	(7,283)	(145,659)	7,283	14,566
Revolving credit	(151,644)	(75,822)	(1,516,442)	75,822	151,644
Forward contracts	(40,214)	(20,107)	(5,184)	20,107	40,214
Loans	(757,182)	(378,591)	(7,571,819)	378,591	757,182
Mortgages at variable interest	(53,026)	(26,513)	(530,256)	26,513	53,026
Firm commitments (rental income)	396,768	198,384	3,967,676	(198,384)	(396,768)

Total	(882,555)	(439,635)	(5,734,915)	437,749	875,394

Sensitivity to changes in SEK (Swedish Krona)/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	(15,578)	(7,789)	(155,781)	7,789	15,578

Total	(15,578)	(7,789)	(155,781)	7,789	15,578

64

Sensitivity to changes in C$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	(10,008)	(5,004)	16,979	5,004	10,008
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	(11,580)	(5,790)	45,523	5,790	11,580
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	(33,594)	(16,797)	93,963	16,797	33,594
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	(18,297)	(9,148)	109,122	9,148	18,297
Swap transaction – variable NIS receivable/variable C$ payable to 12/2017	(23,255)	(11,511)	19,177	11,511	23,022
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	(9,804)	(4,807)	4,055	4,804	9,607
Swap transaction – fixed NIS receivable/variable C$ payable to 12/2016	(12,683)	(6,293)	6,699	6,224	12,445
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	(10,992)	(5,489)	14,051	5,489	10,978
Securities and other assets	1,412	706	14,118	(706)	(1,412)
Revolving credit	(52,508)	(26,254)	(525,084)	26,254	52,508
Forward contracts	(87,020)	(43,510)	(4,805)	43,510	87,020
Mortgages	(627,255)	(313,627)	(6,272,547)	313,627	627,255
Firm commitments (rental income)	769,215	384,608	7,692,150	(384,608)	(769,215)
Interest swap transactions – variable for fixed	(740)	(370)	(7,401)	370	740
Debentures at fixed interest	(599,678)	(299,839)	(5,996,779)	299,839	599,678
Convertible debentures	(130,663)	(65,332)	(1,306,633)	65,332	130,663

Total	(857,450)	(428,457)	(6,097,412)	428,385	856,768

Sensitivity to changes in BRL (Brazilian Real)/NIS exchange rate (NIS in thousands)

	Changes in the fair value			Fair value	Changes in the fair value
Relative change	11%	10%	5%		-5%	-10%	-11%
Firm commitments (rental income)	7,241	6,415	3,208	64,153	(3,208)	(6,415)	(7,241)
Swap transaction – fixed NIS receivable/fixed BRL payable to 12/2017	2,358	2,105	1,087	(3,194)	(1,163)	(2,413)	(2,752)

Total	9,599	8,520	4,295	60,959	(4,371)	(8,828)	(9,993)

65

Sensitivity to changes in Israeli consumer price index (CPI) (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	11,706	5,853	16,979	(5,853)	(11,706)
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	16,132	8,066	45,523	(8,066)	(16,132)
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	42,990	21,495	93,963	(21,495)	(42,990)
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	29,209	14,604	109,122	(14,604)	(29,209)
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	10,890	5,445	37,455	(5,445)	(10,890)
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	76,227	38,157	156,965	(38,538)	(77,316)
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	27,759	13,880	108,940	(13,880)	(27,759)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	6,300	3,150	20,188	(3,150)	(6,300)
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	71,280	35,640	297,970	(35,640)	(71,280)
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	29,634	14,817	(120)	(15,023)	(30,324)
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/2019	14,094	7,049	(1,122)	(7,334)	(14,924)
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/2024	67,604	33,809	4,118	(34,933)	(72,514)
Swap transaction – fixed NIS receivable/fixed BRL payable to 12/2017	29,116	14,572	(3,194)	(15,169)	(30,789)
Debentures	(826,744)	(413,372)	(9,326,275)	353,404	675,745
Firm commitments (rental income)	39,433	19,716	394,328	(19,716)	(39,433)
Mortgages	(35,285)	(17,642)	(352,848)	17,642	35,285

Total	(389,655)	(194,761)	(8,398,008)	132,200	229,464

66

Sensitivity to changes in real NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	(15)	(8)	20,188	9	18
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	(2,378)	(1,192)	297,970	1,197	2,399
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	(62)	(32)	16,979	33	67
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	(86)	(44)	45,523	45	92
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	(1,439)	(721)	93,963	724	1,451
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	(989)	(495)	109,122	498	997
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	(58)	(30)	37,455	31	62
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	(2,564)	(1,284)	156,965	1,290	2,585
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	(896)	(449)	108,940	451	904
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	(171)	(87)	(120)	91	187
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/2019	(345)	(173)	(1,122)	173	346
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/2024	(5,136)	(2,575)	4,118	2,591	5,198
Swap transaction – fixed NIS receivable/fixed BRL payable to 12/2017	(147)	(74)	(3,194)	74	149
Mortgages	1,402	702	(352,848)	(704)	(1,410)
Firm commitments (rental income)	(6,642)	(3,349)	394,328	3,405	6,869
CPI-linked listed debentures	145,624	73,322	(9,264,154)	(74,360)	(149,779)
CPI-linked private debentures	102	51	(62,121)	(51)	(102)

Total	126,200	63,562	(8,398,008)	(64,503)	(129,967)

67

	Changes in the fair value		Fair value	Changes in the fair value
Absolute change	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	(1,510)	(766)	20,188	787	1,597
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	(82,696)	(42,987)	297,970	46,583	97,111
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	(7,616)	(3,910)	16,979	4,127	8,488
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	(10,496)	(5,388)	45,523	5,688	11,697
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	(49,939)	(25,960)	93,963	28,133	58,652
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	(34,185)	(17,772)	109,122	19,263	40,162
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	(7,085)	(3,637)	37,455	3,840	7,896
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	(90,032)	(46,686)	156,965	49,888	103,911
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	(31,592)	(16,418)	108,940	17,782	37,060
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	(19,345)	(9,782)	(120)	10,171	20,898
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/2019	(16,510)	(8,434)	(1,122)	8,627	17,921
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/2024	(109,804)	(56,211)	4,118	57,787	121,955
Swap transaction – fixed NIS receivable/fixed BRL payable to 12/2017	(27,583)	(13,978)	(3,194)	14,236	29,320
Mortgages	16,465	8,379	(352,848)	(8,687)	(17,695)
Firm commitments (rental income)	(17,214)	(8,796)	394,328	9,199	18,830
CPI-linked listed debentures	878,477	455,439	(9,264,154)	(491,010)	(1,021,129)
CPI-linked private debentures	1,454	737	62,121	(757)	(1,535)

Total	390,789	203,830	(8,398,008)	(224,343)	(464,861)

68

Sensitivity to changes in nominal NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Listed debentures at par	8,151	4,087	(1,027,412)	(4,110)	(8,243)
Swap transaction – variable NIS receivable/variable C$ payable to 12/2017	(193)	(97)	19,177	98	197
Swap transaction – fixed NIS receivable/variable C$ payable to 12/2016	(664)	(333)	6,699	334	669
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	(625)	(313)	14,051	315	631
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	(78)	(39)	4,055	39	79
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	(1,814)	(909)	44,887	913	1,830
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	(116)	(58)	7,716	58	117
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	(1,344)	(674)	18,573	677	1,353

Total	3,317	1,664	(912,254)	(1,676)	(3,367)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute change	2%	1%		-1%	-2%
Listed debentures at par	47,710	24,289	(1,027,412)	(25,202)	(51,368)
Swap transaction – variable NIS receivable/variable C$ payable to 12/2017	(2,181)	(1,106)	19,177	1,168	1,896
Swap transaction – fixed NIS receivable/variable C$ payable to 12/2016	(6,411)	(3,253)	6,699	3,346	6,306
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	(5,960)	(3,039)	14,051	3,166	5,973
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	(894)	(446)	4,055	470	760
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	(17,296)	(8,820)	44,887	9,187	17,325
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	(1,299)	(662)	7,716	699	1,133
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	(12,895)	(6,568)	18,573	6,782	12,780

Total	774	395	(912,254)	(384)	(5,195)

69

Sensitivity to changes in U.S.$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Mortgages	19,138	9,617	(3,069,802)	(9,714)	(19,527)
Debentures	30,338	15,273	(3,146,605)	(15,485)	(31,186)
Firm commitments (rental income)	(110,859)	(56,069)	5,287,215	57,391	116,147
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	20	10	20,188	(10)	(20)
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	507	254	7,716	(255)	(510)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	348	174	18,573	(175)	(349)
Interest swap transactions – variable for fixed	6,296	3,154	(28,033)	(3,166)	(6,345)
U.S.$-linked listed NIS debentures	1,812	909	(232,308)	(916)	(1,838)

Total	(52,400)	(26,678)	(1,143,056)	27,670	56,372

	Changes in the fair value		Fair value	Changes in the fair value
Absolute change	2%	1%		-1%	-2%
Mortgages	269,320	140,023	(3,069,802)	(151,990)	(317,368)
Debentures	324,653	168,677	(3,146,605)	(182,683)	(380,839)
Firm commitments (rental income)	(311,754)	(161,064)	5,287,215	172,447	357,412
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	1,021	518	20,188	(117)	(117)
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	11,927	6,130	7,716	(4,222)	(4,222)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	12,305	6,282	18,573	(2,555)	(2,555)
Interest swap transactions – variable for fixed	108,358	56,034	(28,033)	(55,108)	(56,401)
U.S.$-linked listed NIS debentures	10,147	5,176	(232,308)	(5,391)	(11,009)

Total	425,978	221,774	(1,143,056)	(229,619)	(415,099)

70

Sensitivity to changes in EUR interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	4,263	2,139	156,965	(2,150)	(4,314)
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	413	207	44,887	(207)	(414)
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	637	319	(120)	(320)	(642)
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/9019	849	426	(1,122)	(430)	(862)
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/9024	7,878	3,959	4,118	(4,000)	(8,045)
Interest swap transactions – variable for fixed	8,062	4,035	(284,354)	(4,044)	(8,097)
Firm commitments (rental income)	(75,855)	(38,267)	3,967,676	38,963	78,639

Total	(53,753)	(27,182)	3,888,050	27,812	56,265

	Changes in the fair value		Fair value	Changes in the fair value
Absolute change	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	68,659	35,723	156,965	(35,512)	(39,508)
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	15,810	8,070	44,887	(2,924)	(2,924)
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	18,440	9,456	(120)	(5,061)	(5,061)
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/9019	15,279	7,918	(1,122)	(7,937)	(7,937)
Swap transaction – fixed NIS receivable/fixed EUR payable to 9/9024	96,337	50,609	4,118	(57,025)	(86,081)
Interest swap transactions – variable for fixed	217,833	112,082	(284,354)	(63,952)	(63,952)
Firm commitments (rental income)	(232,340)	(119,433)	3,967,676	126,498	260,657

Total	200,018	104,425	3,888,050	(45,913)	55,194

Sensitivity to changes in SEK (Swedish Krona) interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	12,979	6,502	(155,781)	(6,528)	(13,081)

Total	12,979	6,502	(155,781)	(6,528)	(13,081)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute change	2%	1%		-1%	-2%
Interest swap transactions – variable for fixed	171,843	88,148	(155,781)	(92,894)	(121,001)

Total	171,843	88,148	(155,781)	(92,894)	(121,001)

71

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	539	270	16,979	(271)	(544)
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	3,885	1,950	93,963	(1,966)	(3,948)
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	703	352	4,055	(354)	(710)
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	426	213	14,051	(214)	(429)
Firm commitments (rental income)	(179,281)	(90,546)	7,692,150	92,406	186,724
Mortgages	74,368	37,412	(6,272,547)	(37,877)	(76,227)
Interest swap transactions – variable for fixed	5,540	2,785	(7,401)	(2,814)	(5,658)
Convertible debentures	16,590	8,333	(1,306,633)	(8,410)	(16,899)
Debentures at fixed interest	97,177	48,913	(5,996,779)	(49,573)	(99,817)

Total	19,947	9,682	(5,762,162)	(9,073)	(17,508)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute change	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	6,194	3,177	16,979	(3,348)	(5,142)
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	36,899	19,159	93,963	(20,710)	(39,001)
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	7,917	4,067	4,055	(4,299)	(6,797)
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	5,359	2,734	14,051	(2,849)	(3,975)
Firm commitments (rental income)	(570,785)	(294,858)	7,692,150	315,544	653,725
Mortgages	461,913	238,553	(6,272,547)	(255,140)	(528,417)
Interest swap transactions – variable for fixed	47,390	24,802	(7,401)	(27,267)	(55,247)
Convertible debentures	105,181	54,116	(1,306,633)	(57,390)	(118,293)
Debentures at fixed interest	564,674	292,738	(5,996,779)	(315,516)	(656,008)

Total	664,742	344,488	(5,762,162)	(370,975)	(759,155)

72

Sensitivity to changes in BRL interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Firm commitments (rental income)	(2,209)	(1,123)	64,153	1,161	2,362
Swap transaction – fixed NIS receivable/fixed BRL payable to 12/2017	(668)	(333)	(3,194)	333	665

Total	(2,877)	(1,456)	60,959	1,494	3,027

	Changes in the fair value		Fair value	Changes in the fair value
Absolute change	2%	1%		-2%	-1%
Firm commitments (rental income)	(3,637)	(1,867)	64,153	1,971	4,054
Swap transaction – fixed NIS receivable/fixed BRL payable to 12/2017	(1,569)	(782)	(3,194)	778	1,552

Total	(5,206)	(2,649)	60,959	2,749	5,606

Sensitivity to changes in prices of listed securities (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Securities – overseas	1,412	706	14,118	(706)	(1,412)

Total	1,412	706	14,118	(706)	(1,412)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute change	40%	20%		-20%	-40%
Securities – overseas	5,647	2,824	14,118	(2,824)	(5,647)

Total	5,647	2,824	14,118	(2,824)	(5,647)

Sensitivity to changes in prices of listed securities (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Securities – in Israel	235	118	2,352	(118)	(235)

Total	235	118	2,352	(118)	(235)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute change	40%	20%		-20%	-40%
Securities – in Israel	941	470	2,352	(470)	(941)

Total	941	470	2,352	(470)	(941)

73

Sensitivity to changes in standard variance of U.S.$./NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative change	10%	5%		-5%	-10%
Currency options	276	126	844	(105)	(189)

Total	276	126	844	(105)	(189)

74

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

AUDITORS’ REPORT

To the Shareholders of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the “Company”) and its subsidiaries as of December 31, 2012, 2011 and January 1, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, First Capital Realty, Inc. (“FCR”), whose assets constitute approximately 35% and 35% of total consolidated assets as of December 31, 2011 and January 1, 2011, respectively, and whose revenues constitute approximately 33% and 42% of total consolidated revenues for the years ended December 31, 2011 and 2010, respectively. We also did not audit the financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to NIS 3,872 million, NIS 3,553 million and NIS 3,101 million as of December, 31, 2012, 2011 and January 1, 2011, respectively, and the Company’s share in its earnings amounted to NIS 165 million, NIS 220 million and NIS 167 million for the years ended December 31, 2012, 2011 and 2010, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, before considering the adjustments described below to the 2011 and 2010 financial statements of FCR, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor’s Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012, 2011 and January 1, 2011 and the results of their operations, changes in equity and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

As described in note 2a to the consolidated financial statements, in 2012 the Company adopted, retrospectively for all periods presented, International Financial Reporting Standard (IFRS) 10 and IFRS 11 and certain improvements to International Accounting Standard 12. As part of our audit of the consolidated financial statements of Gazit Globe, Ltd. we also audited the adjustments described in note 41 that were applied to retroactively adjust the amounts included for FCR as of December 31, 2011 and January 1, 2011 and for the years ended December 31, 2011 and 2010. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or perform any procedures to the consolidated statements of financial position of FCR as of December 31, 2011 and January 1, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, other than with respect to the adjustments described above and, accordingly, our opinion, insofar as it relates to the amounts included for FCR, is based on the reports of the other auditors.

We have also audited, in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, “Audit of Components of Internal Control over Financial Reporting”, the Company’s components of internal control over financial reporting as of December 31, 2012, and our report dated March 19, 2013 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19, 2013	A Member of Ernst & Young Global

AUDITORS’ REPORT

To the Shareholders of GAZIT-GLOBE LTD.

Regarding the Audit of Components of Internal Control over Financial Reporting

Pursuant to Section 9b(c) to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the components of internal control over financial reporting of Gazit-Globe Ltd. and its subsidiaries (collectively, “the Company”) as of December 31, 2012. Control components were determined as explained in the following paragraph. The Company’s board of directors and management are responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of the components of internal control over financial reporting included in the accompanying periodic report for said date. Our responsibility is to express an opinion on the Company’s components of internal control over financial reporting based on our audit.

The components of internal control over financial reporting audited by us were determined in conformity with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, “Audit of Components of Internal Control over Financial Reporting” (“Auditing Standard 104”). These components consist of: (1) entity level controls, including financial reporting preparation and close process controls and information technology general controls (“ITGCs”); (2) controls over controls over the Treasury process; (3) controls over the Real Estate process; (collectively, “the audited control components”).

We conducted our audit in accordance with Auditing Standard 104. That Standard requires that we plan and perform the audit to identify the audited control components and obtain reasonable assurance about whether these control components have been effectively maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists regarding the audited control components and testing and evaluating the design and operating effectiveness of the audited control components based on the assessed risk. Our audit of these control components also included performing such other procedures as we considered necessary in the circumstances. Our audit only addressed the audited control components, as opposed to internal control over all the material processes in connection with financial reporting and therefore, our opinion addresses solely the audited control components. Moreover, our audit did not address any reciprocal effects between the audited control components and unaudited ones and accordingly, our opinion does not take into account any such possible effects. We believe that our audit provides a reasonable basis for our opinion within the context described above.

Because of its inherent limitations, internal control over financial reporting as a whole, and specifically the components therein, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit, the Company effectively maintained, in all material respects, the audited control components as of December 31, 2012.

We have also audited, in accordance with generally accepted auditing standards in Israel, the consolidated financial statements of the Company as of December 31, 2012, 2011 and January 1, 2011 and for each of the three years in the period ended December 31, 2012 and our report dated March 19, 2013 expressed an unqualified opinion thereon based on our audits and the reports of the other auditors.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19, 2013	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the “Company”) and its subsidiaries as of December 31, 2012, 2011 and January 1, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, First Capital Realty, Inc. (“FCR”), whose assets constitute approximately 35% and 35% of total consolidated assets as of December 31, 2011 and January 1, 2011, respectively, and whose revenues constitute approximately 33% and 42% of total consolidated revenues for the years ended December 31, 2011 and 2010, respectively. We also did not audit the financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to NIS 3,872 million, NIS 3,553 million and NIS 3,101 million as of December, 31, 2012, 2011 and January 1, 2011, respectively, and the Company’s share in its earnings amounted to NIS 165 million, NIS 220 million and NIS 167 million for the years ended December 31, 2012, 2011 and 2010, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, before considering the adjustments described below to the 2011 and 2010 financial statements of FCR, is based on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012, 2011 and January 1, 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in note 2a to the consolidated financial statements, in 2012 the Company adopted, retrospectively for all periods presented, International Financial Reporting Standard (IFRS) 10 and IFRS 11 and certain improvements to International Accounting Standard 12. As part of our audit of the consolidated financial statements of Gazit Globe, Ltd. we also audited the adjustments described in note 41 that were applied to retroactively adjust the amounts included for FCR as of December 31, 2011 and January 1, 2011 and for the years ended December 31, 2011 and 2010. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or perform any procedures to the consolidated statements of financial position of FCR as of December 31, 2011 and January 1, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, other than with respect to the adjustments described above and, accordingly, our opinion, insofar as it relates to the amounts included for FCR for those periods, is based on the reports of the other auditors.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19, 2013	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,		January 1,
		2012	*) 2011	*) 2011
	Note	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	1,683	1,539	692
Short-term investments and loans	4a	538	770	150
Marketable securities at fair value through profit or loss	4b	87	97	50
Available-for-sale financial assets	11	14	67	42
Financial derivatives	37d	81	84	110
Trade receivables	5	744	656	126
Other accounts receivable	6	216	291	202
Inventory of buildings and apartments for sale	7	712	697	—
Income taxes receivable		15	14	68

		4,090	4,215	1,440
Assets classified as held for sale	8	1,482	714	50

		5,572	4,929	1,490

NON-CURRENT ASSETS
Equity-accounted investees	9	4,713	4,390	3,694
Other investments, loans and receivables	10	713	308	117
Available-for-sale financial assets	11	339	314	218
Financial derivatives	37d	929	937	1,087
Investment property	12	55,465	51,014	41,242
Investment property under development	13	2,806	2,198	2,266
Non-current inventory	7	23	23	—
Fixed assets, net	14	187	157	99
Goodwill	15	100	101	110
Other intangible assets, net	15	17	68	10
Deferred taxes	25m	198	160	75

		65,490	59,670	48,918

		71,062	64,599	50,408

*)	Retroactively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,		January 1,
		2012	*) 2011	*) 2011
	Note	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	16	351	453	91
Current maturities of non-current liabilities	17	2,382	3,525	2,719
Financial derivatives	37d	12	25	37
Trade payables	18	914	819	302
Other accounts payable	19	1,256	1,218	842
Advances from customers and buyers of apartments	7	257	277	—
Income taxes payable		52	53	33

		5,224	6,370	4,024
Liabilities attributed to assets held for sale	8	168	103	—

		5,392	6,473	4,024

NON-CURRENT LIABILITIES
Debentures	20	18,500	15,379	13,768
Convertible debentures	21	1,197	1,121	739
Interest-bearing loans from financial institutions and others	22	19,433	18,973	14,644
Financial derivatives	37d	472	339	128
Other financial liabilities	23	346	277	161
Employee benefit liability, net	24	7	8	2
Deferred taxes	25m	3,066	2,401	1,751

		43,021	38,498	31,193

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		219	218	208
Share premium		3,805	3,787	3,474
Retained earnings		4,699	3,904	3,422
Foreign currency translation reserve		(913)	(728)	(1,313)
Other reserves		60	150	220
Loans granted to purchase shares of the Company		**) —	**) —	(4)
Treasury shares		(21)	(21)	(21)

		7,849	7,310	5,986
Non-controlling interests	27h	14,800	12,318	9,205

Total equity		22,649	19,628	15,191

		71,062	64,599	50,408

*)	Retroactively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
**)	Represents an amount of less than NIS 1 million.

The	accompanying notes are an integral part of these consolidated financial statements.

March 19, 2013
Date of approval of the	Chaim Katzman	Aharon Soffer	Gil Kotler
financial statements	Chairman of the Board	President	Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,
		2012	*) 2011	*) 2010
		NIS
	Note	(In millions, except for per share data)
Rental income	30	5,249	4,718	4,147
Property operating expenses	31	1,705	1,522	1,341

Net operating rental income		3,544	3,196	2,806

Revenues from sale of buildings, land and construction works performed	32	1,749	1,001	—
Cost of buildings sold, land and construction works performed	32	1,665	967	—

Gross profit from sale of buildings, land and construction works performed		84	34	—

Gross profit		3,628	3,230	2,806

Fair value gain from investment property and investment property under development, net		1,913	1,670	935
General and administrative expenses	33	(648)	(733)	(569)
Other income	34a	164	115	21
Other expenses	34b	(47)	(110)	(46)
Group’s share in earnings of equity-accounted investees, net	35c	299	334	171

Operating income		5,309	4,506	3,318
Finance expenses	35a	(2,214)	(2,197)	(1,764)
Finance income	35b	120	72	525

Income before taxes on income		3,215	2,381	2,079
Taxes on income	25n	681	328	390

Net income		2,534	2,053	1,689

Attributable to:
Equity holders of the Company		957	719	831
Non-controlling interests		1,577	1,334	858

		2,534	2,053	1,689

Net earnings per share attributable to equity holders of the Company:	36
Basic net earnings		5.80	4.65	5.89

Diluted net earnings		5.59	4.30	5.87

*)	Retroactively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2012	*) 2011	*) 2010
	NIS in millions
Net income	2,534	2,053	1,689

Other comprehensive income (loss) (net of tax effect **):
Exchange differences on translation of foreign operations (1)	(417)	1,139	(1,273)
Realization of exchange differences on translation of equity-accounted foreign operations	3	12	—
Net gains (losses) on cash flow hedges (1)	(100)	(139)	49
Net gains (losses) on available-for-sale financial assets	37	(39)	12
Gain on revaluation of fixed assets in jointly controlled entity	10	28	17

Total other comprehensive income (loss)	(467)	1,001	(1,195)

Total comprehensive income	2,067	3,054	494

Attributable to:
Equity holders of the Company (2)	773	1,231	179
Non-controlling interests	1,294	1,823	315

	2,067	3,054	494

(1) Includes Group’s share in other comprehensive loss of investees according to the equity method	(3)	(9)	(6)

(2) Breakdown of total comprehensive income attributable to equity holders of the Company:
Net income	957	719	831
Exchange differences on translation of foreign operations	(187)	573	(713)
Realization of exchange differences on translation of equity-accounted foreign operations	2	12	—
Net gains (losses) on cash flow hedges	(48)	(66)	41
Net gains (losses) on available-for-sale financial assets	39	(35)	3
Gain on revaluation of fixed assets in jointly controlled entity	10	28	17

	773	1,231	179

*)	Retroactively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
**)	For further details regarding other comprehensive income and related tax impact, see Note 27g.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings		Foreign currency translation reserve	Other reserves ***)	Loans granted to purchase shares		Treasury shares	Total		Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2012 **)	218	3,787		3,904	(728)	150	*)	—	(21)		7,310	12,318		19,628
Net income	—	—		957	—	—		—	—		957	1,577		2,534
Other comprehensive income (loss)	—	—		—	(185)	1		—	—		(184)	(283)		(467)

Total comprehensive income (loss)	—	—		957	(185)	1		—	—		773	1,294		2,067
Exercise and expiration of share options issued by the Company	1	18		—	—	(16)		—	—		3	—		3
Revaluation of loans to purchase shares	—	—	*)	—	—	—	*)	—	—		—	—		—
Repayment of loans to purchase shares	—	—		—	—	—	*)	—	—	*)	—	—	*)	—
Realization of fixed asset revaluation reserve in joint venture	—	—		102	—	(102)		—	—		—	—		—
Cost of share-based payment	—	—		—	—	4		—	—		4	43		47
Dividend declared	—	—		(264)	—	—		—	—		(264)	—		(264)
Capital issuance to non-controlling interests	—	—		—	—	125		—	—		125	2,099		2,224
Acquisition of non-controlling interests	—	—		—	—	(102)		—	—		(102)	(267)		(369)
Conversion and re-purchase of convertible debentures in subsidiary	—	—		—	—	—		—	—		—	(12)		(12)
Dividend to non-controlling interests	—	—		—	—	—		—	—		—	(675)		(675)

Balance as of December 31, 2012	219	3,805		4,699	(913)	60	*)	—	(21)		7,849	14,800		22,649

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
***)	For additional details regarding other reserves, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY **)

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings		Foreign currency translation reserve	Other reserves ***)	Loans granted to purchase shares		Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2011		208	3,474		3,422	(1,313)	220		(4)	(21)	5,986	9,205	15,191
Net income		—	—		719	—	—		—	—	719	1,334	2,053
Other comprehensive income		—	—		—	585	(73)		—	—	512	489	1,001

Total comprehensive income (loss)		—	—		719	585	(73)		—	—	1,231	1,823	3,054
Issue of shares net of issue expenses		10	303		—	—	—		—	—	313	—	313
Exercise and expiration of share options issued by the Company	*)	—	10		—	—	(8)		—	—	2	—	2
Revaluation of loans to purchase shares		—	—	*)	—	—	—	*)	—	—	—	—	—
Repayment of loans to purchase shares		—	—		—	—	—		4	—	4	—	4
Waiver of salary by controlling shareholder, net		—	—		—	—	64		—	—	64	—	64
Realization of fixed asset revaluation reserve in joint venture and initially consolidated investment revaluation reserve		—	—		4	—	(4)		—	—	—	—	—
Cost of share-based payment		—	—		—	—	7		—	—	7	49	56
Dividend declared		—	—		(241)	—	—		—	—	(241)	—	(241)
Capital issuance to non-controlling interests		—	—		—	—	(12)		—	—	(12)	1,197	1,185
Acquisition of non-controlling interests		—	—		—	—	(44)		—	—	(44)	(341)	(385)
Non-controlling interests in initially consolidated companies		—	—		—	—	—		—	—	—	928	928
Conversion and re-purchase of convertible debentures in subsidiary		—	—		—	—	—		—	—	—	2	2
Dividend to non-controlling interests		—	—		—	—	—		—	—	—	(545)	(545)

Balance as of December 31, 2011		218	3,787		3,904	(728)	150	*)	—	(21)	7,310	12,318	19,628

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2a and 41.
***)	For additional details regarding other reserves, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY **)

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings		Foreign currency translation reserve	Other reserves ***)	Loans granted to purchase shares		Treasury shares	Total		Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2010		192	2,848		2,784	(600)	23		(4)	(21)		5,222	8,012		13,234
Net income		—	—		831	—	—		—	—		831	858		1,689
Other comprehensive income (loss)		—	—		—	(713)	61		—	—		(652)	(543)		(1,195)

Total comprehensive income (loss)		—	—		831	(713)	61		—	—		179	315		494
Issue of shares net of issue expenses		16	621		—	—	—		—	—		637	—		637
Exercise of share options into Company’s shares	*)	—	5		—	—	(4)		—	—		1	—		1
Revaluation of loans to purchase shares		—	—	*)	—	—	—	*)	—	—		—	—		—
Repayment of loans to purchase shares		—	—		—	—	—	*)	—	—	*)	—	—	*)	—
Waiver of salary by controlling shareholder, net		—	—		—	—	35		—	—		35	—		35
Realization of fixed asset revaluation reserve in joint venture and initially consolidated investment revaluation reserve		—	—		18	—	(18)		—	—		—	—		—
Cost of share-based payment		—	—		—	—	13		—	—		13	38		51
Dividend declared		—	—		(211)	—	—		—	—		(211)	—		(211)
Capital issuance to non-controlling interests		—	—		—	—	113		—	—		113	1,415		1,528
Acquisition of non-controlling interests		—	—		—	—	(3)		—	—		(3)	(75)		(78)
Purchase of convertible debentures in subsidiaries		—	—		—	—	—		—	—		—	(6)		(6)
Dividend to non-controlling interests		—	—		—	—	—		—	—		—	(494)		(494)

Balance as of December 31, 2010		208	3,474		3,422	(1,313)	220		(4)	(21)		5,986	9,205		15,191

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
***)	For additional details regarding other reserves, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2012	*) 2011	*) 2010
	NIS in millions
Cash flows from operating activities:
Net income	2,534	2,053	1,689

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	2,094	2,125	1,239
Group’s share in earnings of equity-accounted investees, net	(299)	(334)	(171)
Fair value gain from investment property and investment property under development, net	(1,913)	(1,670)	(935)
Depreciation and amortization of fixed and intangible assets (including impairment of goodwill)	34	67	63
Taxes on income	681	328	390
Impairment loss of other assets	7	7	—
Capital loss (gain), net	5	64	(13)
Change in employee benefit liability	(2)	3	(2)
Loss (gain) from decrease in holding interest and disposal of investees, net	—	1	4
Gain from bargain purchase	(134)	(102)	—
Cost of share-based payment	47	56	51
Salary expenses carried to capital reserve	—	105	59

	520	650	685

Changes in assets and liabilities items:
Increase in trade receivables and other accounts receivable	(29)	(185)	(96)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	2	(78)	—
Increase (decrease) in trade and other accounts payable	(104)	53	(64)
Increase in tenants’ security deposits, net	4	14	5

	(127)	(196)	(155)

Net cash provided by operating activities before interest, dividend and taxes	2,927	2,507	2,219

Cash received and paid during the year for:
Interest paid	(1,964)	(1,536)	(1,597)
Interest received	54	31	10
Dividend received	395	96	84
Taxes paid	(44)	(10)	(57)
Tax refund received	25	38	—

	(1,534)	(1,381)	(1,560)

Net cash provided by operating activities	1,393	1,126	659

*)	Retroactively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2012		*) 2011	*) 2010
	NIS in millions
Cash flows from investing activities:
Acquisition of initially consolidated subsidiary (a)		—	92		—
Initial consolidation of investment previously accounted for using the equity method (b)		—	20		—
Proceeds from sale of investee		12	—		—
Investment in investees		(266)	(104)		(179)
Acquisition, construction and development of investment property		(5,692)	(6,449)		(3,368)
Investments in fixed assets		(49)	(34)		(3)
Proceeds from sale of investment property and investment property under development		1,482	2,880		982
Grant of long-term loans		(583)	(280)		(59)
Collection of long-term loans		79	103		62
Short-term investments, net		(20)	50		(23)
Investment in financial assets		(743)	(1,001)		(401)
Proceeds from sale of financial assets		1,134	506		441

Net cash used in investing activities		(4,646)	(4,217)		(2,548)

Cash flows from financing activities:
Issue of shares (net of issue expenses)		—	313		637
Repayment of loans granted for purchase of Company’s shares	**)	—	4	**)	—
Exercise of share options into Company’s shares		3	2		1
Capital issuance to non-controlling interests		1,832	714		1,463
Acquisition of non-controlling interests		(263)	(384)		(47)
Dividend paid to equity holders of the Company		(264)	(298)		(204)
Dividend paid to non-controlling interests		(653)	(567)		(474)
Receipt of long-term loans		6,140	6,574		1,168
Repayment of long-term loans		(6,042)	(5,518)		(3,814)
Receipt (repayment) of long-term credit facilities from banks, net		(169)	1,805		1,103
Repayment and early redemption of debentures and convertible debentures		(3,177)	(1,024)		(275)
Short-term credit from banks and others, net		(85)	202		(94)
Issue of debentures and convertible debentures, net		6,168	2,194		2,125

Net cash provided by financing activities		3,490	4,017		1,589

Exchange differences on balances of cash and cash equivalents		(93)	(79)		(12)

Increase (decrease) in cash and cash equivalents		144	847		(312)
Cash and cash equivalents at the beginning of the year		1,539	692		1,004

Cash and cash equivalents at the end of the year		1,683	1,539		692

*)	Retroactively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2012	*) 2011	2010
	NIS in millions
(a) Acquisition of initially consolidated subsidiaries (Note 9c7):
Working capital (excluding cash and cash equivalents):
Current assets	—	(14)	—
Assets held for sale	—	(465)	—
Current liabilities	—	311	—

	—	(168)	—

Investment property and other non-current assets	—	(1,791)	—
Non-current liabilities	—	1,066	—
Non-controlling interests in initially consolidated subsidiaries	—	742	—
Issue of shares to non-controlling interests in EQY	—	265	—
goodwill	—	(22)	—

Increase in cash and cash equivalents	—	92	—

(b) Initial consolidation of investment previously accounted for using the equity method (Note 9m):
Working capital (excluding cash and cash equivalents):
Current assets	—	(1,051)	—
Current liabilities	—	980	—

	—	(71)	—
Non-current assets	—	(518)	—
Non-current liabilities	—	315	—
Non-controlling interests	—	186	—
Realization of investment accounted for using the equity method	—	107	—
Loss on revaluation of previous investment	—	(25)	—
Gain from bargain purchase	—	26	—

Increase in cash and cash equivalents	—	20	—

(c) Significant non-cash transactions:
Conversion of convertible debentures into subsidiary’s shares	321	206	—

Acquisition of subsidiary’s shares for issuance of shares by subsidiaries	106	265	37

Dividend payable to equity holders of the Company	—	—	57

Dividend payable to non-controlling interests	87	65	59

*)	Retroactively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	The Company and its business activities

The Company, through its investees, is the owner, operator and developer of income producing properties in North America, Europe, Israel and Brazil and focuses mainly on the supermarket-anchored shopping center sector. In addition, the Group operates in the medical office buildings sector in United States, as well as in the development and construction primarily of residential projects in Israel and Eastern Europe. Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operates within its core business or in similar fields, including with partners, both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trading on the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE).

b.	Definitions in these financial statements

The Company	-	Gazit-Globe Ltd.

The parent company	-	Norstar Holdings Inc. (formerly: Gazit Inc.) (“Norstar”) directly and through its wholly-owned subsidiaries (collectively, “Norstar Group”).

Subsidiaries	-	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Joint ventures	-	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.

Joint operations	-	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets’ and obligations for the liabilities relating to the arrangement and are proportionately consolidated.

Jointly controlled entities	-	Joint ventures and joint operation.

Associates	-	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company’s investment financial statements using the equity method.

Investees	-	Subsidiaries, joint ventures, joint operations and associates.

The Group	-	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (Cont.)

Interested parties and controlling shareholders	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24 (Revised).

EQY	-	Equity Once Inc., consolidated entity.

FCR	-	First Capital Reality Inc., consolidated entity.

CTY-	-	Citycon Oyj, consolidated entity.

ATR	-	Atrium European Real Estate Limited, jointly controlled entity.

The reporting date	-	December 31, 2012.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, senior housing facilities and certain financial instruments including derivative instruments that are measured at fair value.

The Company presents profit or loss items using the “function of expense” method. During the reporting period the Company changed the presentation of profit or loss statement by separating the gross profit of rental activity from the gross profit of selling buildings, lands and construction works activity. This presentation, according to the management opinion, is more suitable to the Company’s activity results. The above mentioned change had no impact on the net income.

The basis of preparation of the financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Standards include:

1.	International Financial Reporting Standards (“IFRS”).

2.	International Accounting Standards (“IAS”).

3.	Interpretations issued by the IFRS Interpretations Committee (“IFRIC”) and by the Standing Interpretations Committee (“SIC”).

Furthermore, the financial statements are prepared in accordance with provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Consistent accounting policy

The accounting policies adopted in the financial statements are consistent in all periods presented, except as described below:

Changes in accounting policies due to application of new standards

Initial implementation of IAS 12 amendment—Income Taxes (the “Amendment”)

The amendment relates to the recognition of deferred taxes for investment property measured at fair value, as well as assets subject to the revaluation model in IAS 16. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

The amendment is adopted retrospectively for financial statements of periods commencing on January 1, 2012. According to the transition application of the Amendment, the comparables as of December 31, 2011 and January 1, 2011 and for the years 2011 and 2010 were adjusted retrospectively to apply the aforesaid Amendment.

For effect of the amendment, see Note 41.

Early adoption of IFRS standards:

With effect from second quarter of 2012 financial statements, the Group has early adopted IFRS 10 Consolidated Financial Statements (“IFRS 10”), IFRS 11 Joint Arrangements (“IFRS 11”) IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), IAS 28R Investments in Associates and Joint Ventures (“IAS 28 Revised”) and IAS 27R Separate Financial Statements (IAS 27 Revised”) (collectively, the “New Standards”).

The main points of the New Standards and their impact on the consolidated financial statements of the Group are described below. It should be noted that the main effect of the New Standards on the financial statements results from the implementation of IFRS 11 and, in particular, the fact that the Group’s investments in ATR, Royal Senior Care II LLC (“RSC”) and Ronson Europe N.V. (“Ronson”), which were previously presented according to the proportionate consolidation method, are now presented according to the equity method since they fall within the definition of joint ventures pursuant to IFRS 11.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 10—Consolidated Financial Statements

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, “Consolidation—Special Purpose Entities”.

IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive, as opposed to the provisions of IAS 27 prior to its amendment which required consideration of potential voting rights only if they could be exercised immediately while disregarding management’s intentions and financial ability to exercise such rights.

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee’s voting rights (de facto control), as opposed to the provisions of IAS 27 prior to its amendment which permits a choice between two consolidation models—the de facto control model and the legal control model.

Under IAS 27 prior to its amendment, the Group applied the effective control model with EQY, CTY and FCR (in certain periods, as relevant). In light of the control assessment prescribed by IFRS 10 regarding de-facto control if an entity holds less than a majority of the voting rights in the investee, the Group determined to continue consolidation of EQY, CTY, and FCR under IFRS 10. For details regarding the specific criteria that the Group examines with regard to each individual company in order to determine whether effective control exists – see Note 2c.

IFRS 11—Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by ventures.

IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control.

IFRS 11 distinguishes between two types of joint arrangements:

•	Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method as opposed to IAS 31 that enabled the Company to choose its accounting policy whether to apply the proportionate consolidation method or the equity method regarding jointly controlled entities.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•	Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operator to recognize a joint operation’s assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

As referred to above, the main effect of implementing IFRS 11 is with respect to the Group investment in the companies ATR, RSC and Ronson, which, under IAS 31, were accounted for according to the proportionate consolidation method, while, under IFRS 11, they constitute joint ventures and are thus accounted for according to the equity method.

In light of the provisions of IFRS 11 and the provisions of IAS 28 Revised, as well as indications of impairment of the Group’s investments in ATR and Ronson, the Group has assessed the recoverable amount of these investments according to the value in use method, as of December 31, 2011, in conformance with the provisions of International Accounting Standard No. 36 Impairment of Assets and found that the value in use is higher than the carrying amount. The value in use of ATR was determined based on its equity with certain adjustments. As of December 31, 2012 there were no indications of impairment of the Group’s investments in ATR. In addition, the Group assessed the recoverable amount of its investment in Ronson as of September 30, 2012 and found that the value in use is higher than the carrying amount.

IAS 28R—Investments in Associates and Joint Ventures

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments. IAS 28R also prescribes that in the event of disposal of an investment in an associate or joint venture, including a portion thereof, the portion that meets the criteria to be classified as held-for-sale is accounted for in accordance with IFRS 5. Any remaining portion is accounted for using the equity method until the time of actual disposal. In addition, an investment in an associate that becomes an investment in a joint venture, or vice versa, will continue to be accounted for at equity and the remaining investment will not be remeasured.

IFRS 12—Disclosure of Interests in Other Entities

IFRS 12 prescribes disclosure requirements for the Company’s investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IAS 1—Presentation of Financial Statements

The amendment to IAS 1 (“Amendment”) prescribes disclosure requirements for additional balance sheet, in a situation where a retrospective application of accounting policy, and/or a retrospective restatement of balance sheet line items, and/or reclassification of balance sheet line items occur. In addition, in light of the aforesaid Amendment, the Company did not include notes for the additional balance sheet except for notes that are required due to the provisions of IAS 1 and IAS 8.

The Company has early adopted the Amendment, and disclosed an additional balance sheet as of January 1, 2011, due to retrospective application of the new standards.

As for the effect of the adoption of the new IFRS standards, see Note 41.

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Group’s consolidated financial statements requires management to exercise judgments and make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, in the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

Judgments

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

•	Impairment of available-for-sale financial assets

The Group assesses at each reporting date whether there is objective evidence that the value of the asset is impaired and an impairment loss is incurred. In examining impairment, as abovementioned, the Group exercises judgment with regard to any indications of objective evidence that relate to the percentage decline in fair value, as well as to the duration of decline in fair value. Refer also to section l below.

•	Operating lease of investment property

The Group as a lessor, classifies its investment property portfolio as operating leases when the exercise of judgment in examining the lease terms indicates that the Company retains substantially all the risks and rewards incidental to ownership of these properties.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•	Acquisition of subsidiaries that are not business combinations

At the time of acquisition of subsidiaries and operations, the Company considers whether the acquisition represents a business combination pursuant to IFRS 3. The following criteria which indicate acquisition of a business are considered: whether a large number of properties are acquired, the extent to which ancillary services (maintenance, cleaning, security, bookkeeping, etc.) to operate the properties are provided by the subsidiary and the complexity of the management of the property.

•	Reliable measurement of fair value of investment property under development

In order to review whether the fair value of investment property under development may be reliably measured, the Group considers, among others, the following relevant criteria:

1.	Location of the property under development in an area where the market is well-developed and liquid;

2.	Entering into a construction agreement with a contractor and obtaining a reliable estimate of construction and other development costs;

3.	Obtaining entitlements, completing zoning and obtaining construction permits; and

4.	Percentage of the area designated for leasing which has been leased to tenants in advance.

When a review of these elements indicates that the fair value of investment property under development may be reliably measured, the property is presented at fair value, in line with Group policy concerning investment property. When reliable measurement is not possible, investment property under development is measured at cost, net of impairment loss, if any. Refer also to section p. below.

•	Reporting revenues either on gross basis or net basis

The Group considers whether it is acting as a principal or as an agent in the transaction. In cases where the Group operates as a broker or agent without retaining the risks and rewards associated with the transaction, revenues are presented on a net basis. However, in cases where the Group operates as a main supplier and retains the risks and rewards associated with the transaction, revenues are presented on a gross basis.

Estimates and assumptions

Preparation of the financial statements requires management to make estimates and assumptions that affect the adoption of the accounting policy and the reported amounts of assets, liabilities, income and expenses. The estimates and the underlying assumptions are reviewed regularly. Changes to accounting estimates are recorded in the period in which the change occurs.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

•	Investment property and investment property under development

Investment property and investment property under development which may be reliably measured are measured at fair value as of the reporting date. Changes in fair value of investment property are recognized in the income statement. Fair value is usually determined by accredited independent appraisers using valuation techniques and assumptions as to estimates of expected operating future cash flows from the property and determining the appropriate discount rate to apply to these cash flows. Property under development also requires an estimate of expected development costs. When possible, fair value is determined with reference to recent observable real estate transactions of similar property and location to the property being valued.

In determining the fair value of investment property, the appraisers and the Group’s management are required to use certain assumptions in order to estimate the future cash flows from the properties regarding the required yield rates on the Group’s properties, the future rental rates, occupancy rates, lease renewals, the probability and the timing of leasing vacant spaces, property operating expenses, the financial strength of tenants and the implications of any expected investments for future development. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. Further details are provided in Notes 12 and 13.

•	Impairment of goodwill

The Group reviews goodwill for impairment annually, on December 31, and more frequently if there are indications of impairment. The review requires management to estimate expected net future cash flows from continued use of the cash generating unit to which goodwill has been allocated, and to determine an appropriate discount rate to apply to these cash flows. For further information refer to Note 15.

•	Deferred tax assets:

Deferred tax assets are recognized for unused carry-forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against the losses which can be utilized. Significant estimates are required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further information is provided in Notes 2v and 25m.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•	Determination of fair value of unquoted financial instrument

The fair value of unquoted financial instrument which is classified as “level 3” in the fair value hierarchy according to IFRS 7 is valued, including by external valuators, based on a valuation method that generally values the expected cash flows discounted at current rates applicable for items with similar terms and risk characteristics. The expected future cash flows and discount rates are subject to uncertainty, based on assessment of risk such as liquidity risk, credit risk and volatility risk. Further information is provided in Note 37.

c.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from the involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing control, the Group considers its potential voting rights as well as potential voting rights held by other parties, to determine whether it has power. Those potential voting rights are considered only if the rights are substantive. The Company must have the practical ability to exercise those rights. The consolidation of the financial statements commences on the date on which control is obtained and ends on the date such control ceases.

Consolidation due to effective (de facto) control

The Group consolidates certain subsidiaries in which it holds less than half of the voting rights of these subsidiaries on the basis of effective control (de facto control) in accordance with IFRS 10.

Below is the criteria tested by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (but less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights.

3.	The Group has the majority of the voting power (quorum) according to historical participation in the general meetings of shareholders and voting agreements with other shareholders and therefore, has in fact the right to nominate the majority of the board members.

4.	The absence of other single entity beside the Group that holds a significant portion of the investee’s shares.

5.	The ability to establish policies and guide operations by appointing the investee’s senior management (CEO, Chairman of the Board).

6.	The minority shareholders have no participating rights or other preferential rights, excluding standard protective rights.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on the above criteria and the following circumstances:

a)	The Group has consolidated in its financial statements due to effective control the accounts of CTY to its holding of a significant voting interest, the wide diversity of the public holdings of the remaining shares, ownership of a majority of the voting power that participates in the general meetings and also its ability to appoint the majority of the directors and indirectly, the senior management of CTY. As of December 31, 2012, the Group holds 48.8% of CTY’s share capital and voting rights.

b)	EQY was formerly consolidated based on formal control since the Group’s potential voting rights in EQY exceeded 50%. As from 2009, the Group’s interest in EQY, taking into consideration potential voting rights, declined below 50% (45.1% and 40.1% fully diluted at the reporting date) due to the issuances of EQY’s shares to third parties. The Group continues to consolidate EQY’s accounts as there has been no material change in the circumstances attesting to the absence of control from a qualitative perspective that requires amending the basis of reporting. These circumstances include, among other things, actual holding of a significant interest (45.5%) in EQY’s share capital at the reporting date, the wide diversity of the public holdings of the remaining shares, ownership of a majority of the voting power that participates in the general meetings, prohibition of other shareholders from holding above a certain interest in EQY and also its ability to appoint the majority of the directors and indirectly, the senior management of EQY.

c)	FCR was formerly consolidated based on formal control since the Group’s potential voting rights in FCR exceeded 50%. Commencing from 2009, the Group’s interest in First Capital Realty Inc. (“FCR”), taking into consideration potential voting rights, declined below 50% (40.8% at the reporting date) due to the issuances of FCR’s shares and convertible debentures to the public. The Group continues to consolidate FCR’s accounts as there has been no material change in the circumstances attesting to the absence of control from a qualitative perspective that require amending the basis of reporting. These circumstances include, among other things, actual holding of a significant interest of 45.6% in FCR’s voting rights at the reporting date, the wide diversity of the public holdings of the remaining shares, ownership of a majority of the voting power that participates in the general meetings and also its ability to appoint the majority of the directors and indirectly, the senior management of FCR. In addition, the Group has a voting agreement with certain other shareholders, see Note 26a1.

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportion of the net assets or the net identifiable assets upon the acquisition of the subsidiaries, adjusted subsequently for their proportionate interest in the comprehensive income (loss) of the subsidiaries and dividends distributed. The non-controlling interests are presented as equity separately from the equity attributable to the shareholders of the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The possibility to choose method of measuring non-controlling interest according to its fair value upon the acquisition date or according to its proportionate share in net assets of the subsidiary is valid only for the rights that provide the shareholders ownership rights and rights for a proportionate share of net assets upon liquidation.

Acquisition of non-controlling interests by the Group is recorded against a decrease or an increase in equity. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or a decrease in equity is recognized in the amount of the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Company’s equity, taking into account also the disposal of goodwill in a subsidiary, if any, and amounts which have been recognized in other comprehensive income, if any, based on the decrease in the interests in the subsidiary.

Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests (without loss or achievement of control) are classified in the statement of cash flows as cash flows provided by (used in) financing activities.

Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the consolidated investees are prepared as of the same dates and periods. The accounting policies in the financial statements of those investees are applied consistently and uniformly with the policy applied in the financial statements of the Company.

d.	Functional and foreign currencies

1.	Functional and presentation currency

The presentation currency of the financial statements is the NIS.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is determined separately for each Group entity, including entities accounted for using the equity method, and is used to measure its financial position and operating results. The functional currency of the Company is the NIS.

When an Investee’s functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet presented (including comparative data) are translated at the closing rate as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital, capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	All resulting translation differences are recognized in a separate component in equity, as other comprehensive income (loss), “foreign currency translation reserve”.

On partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In addition, upon disposal of a foreign operation that leads to loss of control of a subsidiary, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income, is transferred to the income statement.

Intra-group loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising from these loans are recognized in the same component of equity as discussed in e) above.

2.	Transactions in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or recorded in other comprehensive income, are recognized in the income statement. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Index-linked monetary items

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each reporting date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets, are recognized in profit or loss.

e.	The operating cycle

The Group has two operating cycles. The average operating cycle of construction and sale of buildings and apartments activity is three years. The operating cycle of the remaining activities is one year (see Note 7). Accordingly, the assets and liabilities directly attributable to this activity are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

f.	Cash equivalents

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date or longer, can be withdrawn immediately with no fine, and are part of the Group’s cash management.

g.	Short-term deposits

Short-term bank deposits are deposits with maturities of more than three months from investment date but less than one year. Deposits are presented in accordance with their terms of deposit.

h.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of Group’s management, is doubtful. Impaired trade receivables are derecognized when they are assessed as uncollectible.

i.	Inventory of buildings and apartments for sale

Cost of inventory of buildings and apartments for sale includes direct identifiable costs with respect to acquisition cost of land, such as purchase tax, fees and levies as well as construction costs. The Company also capitalizes to the cost of inventory of buildings and apartments for sale borrowing costs incurred from the period when the Company commences development activities.

Inventory of buildings and apartments for sale is measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated selling costs.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Inventories of land include acquisitions by the Group in an exchange transaction in which in consideration for the land, the vendor is provided units in the completed project. Such land is measured at fair value upon delivery of the land and a corresponding liability is recognized.

Inventories of land include acquisitions by the Group in a transaction where the Group undertakes to pay cash based on the selling price of the units in the completed project. Such land is measured upon initial recognition by reference to the fair value of the property and the financial liability in respect of the expected future payments. In subsequent periods, the financial liability is adjusted based on the revised expected cash outflows. The changes in the fair value of the liability are recorded as project costs.

j.	Receivables from construction contracts

Income receivable from construction contracts is separately calculated for each construction contract and presented in the statement of financial position at the aggregate amount of total costs incurred and total recognized profits less total recognized losses and progress billings. Progress billings are amounts billed for work performed up to the reporting date, whether settled or not settled. The financial asset, receivables for construction contracts, is reviewed for impairment and derecognition as discussed below regarding impairment of financial assets presented at amortized cost and the derecognition of financial assets, respectively.

Costs of projects based on construction contracts are recognized at cost that includes identifiable direct costs and shared indirect costs. Shared indirect costs are allocated between the projects using a relevant basis.

k.	Financial instruments

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

1.	Financial assets at fair value through profit or loss

Financial assets that are measured at fair value through profit or loss comprise of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Financial assets held for trading include derivatives that are not designated as hedging instruments. Derivatives embedded in host contracts are accounted for separately as derivatives if: (a) the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the combined instrument is not measured at fair value through profit or loss.

These derivatives are measured at fair value with changes in fair value recognized in the income statement. The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment is only required if there is a change in the terms of the contract that significantly modifies the cash flows from the contract.

2.	Loans and receivables and investments held to maturity

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Investments held to maturity are financial assets (non-derivative) with fixed or determinable payments in which the Group has the intention and ability to hold to maturity. After initial recognition, loans and receivables and investments held to maturity (“the investments”) are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term receivables (such as trade and other receivables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the investments are derecognized or impaired, as well as through the systematic amortization process. As for recognition of interest income, see y below.

3.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences that relate to monetary debt instruments that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under “Decrease in value of financial investments”, or under “loss from sale of marketable securities”, as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see z below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Fair value

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 37.

5.	Offsetting financial instruments

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position, provided there is a legally enforceable right to offset the recognized amounts, and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

6.	Financial liabilities measured at amortized cost

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributed transaction costs. Short-term borrowings (such as trade and other payables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the financial liability is derecognized as well as through the systematic amortization process.

7.	Compound financial instruments

Convertible debentures that were issued in the issuing company’s functional currency which are unlinked and not stated in foreign currency and which contain both an equity component in respect of conversion options and a liability component, are separated into an equity component (net of the tax effect) and a liability component. Each component is presented separately net of the respective transaction costs. This separation is calculated by determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the equity component is determined as the residual value. For convertible debentures that were issued by subsidiaries, the equity component is included within non-controlling interests.

The liability component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost and presented in the statement of financial position as a current or non-current liability based on the settlement date in cash.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When the terms of a convertible instrument are amended to induce early conversion, the difference at the date the terms are amended, between the fair value of the consideration the holder receives on conversion under the revised terms and the fair value of the consideration the holder would have received under the original terms, is recognized as a loss in profit or loss.

8.	Issue of a bundle of securities

The issue of a bundle of securities involves the allocation of the proceeds received (before issue expenses) to the components of the securities issued in the bundle based on the following hierarchy: fair value is initially determined for derivatives and the financial instruments measured at fair value at each reporting period, then the fair value is determined for financial liabilities that are measured at each reporting period at amortized cost, while the proceeds allocated in respect of equity instruments are determined as a residual value. Direct issue costs are allocated to each component pro rata to the amounts determined for each component. Allocation of proceeds between components in the same level of hierarchy is based on relative fair value of those components.

9.	Treasury shares

Company shares held by the Company are recognized at cost and deducted from equity. Any purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

10.	Loans granted for purchase of Company shares

Recourse type loans which were granted to the Company’s employees to purchase Company shares are presented as a deduction from equity attributable to equity holders of the Company since these loans are accounted for as shares that have already been issued but not yet paid.

11.	Put option granted to non-controlling interests

When the Group grants non-controlling interests a put option to sell part or all of their interests in a subsidiary during a certain period, on the date of grant, the non-controlling interests are classified as a financial liability. The Group remeasures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option, and concurrently the non-controlling interests are accounted for as if they are held by the Group. Any changes in the liability are recorded in profit or loss. If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the option expires, the liability is derecognized and an increase/decrease in equity in respect of transactions with non-controlling interests is recognized in respect of the disposal of a portion of the investment in the subsidiary without loss of control.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

12.	Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

13.	Derecognition of financial liabilities

A financial liability is derecognized when it is extinguished, meaning, when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

•	discharges the liability by paying in cash, other financial assets, goods or services; or

•	is legally released from the liability.

Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in the profit or loss. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange. When determining whether an exchange transaction of a debt instrument constitutes material change, the Group takes into consideration quantitative as well as qualitative criteria.

l.	Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

1.	Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments, loans and receivables measured at amortized cost as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. The amount of the loss carried to profit or loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset’s original effective interest rate. If the financial asset bears a variable interest rate, the discount rate is the current effective interest rate. In subsequent periods, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, as above, is recognized as profit or loss up to the amount of any previous impairment.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Available-for-sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes a significant or prolonged decline in the fair value of the asset below its cost and examination of changes in the technological, market, economic or legal environment in which the issuer operates. The examination of a significant or prolonged impairment depends on the circumstances at each balance sheet date. The examination considers historical volatility in fair value and the existence of a continuous decline in fair value. Where there is evidence of impairment, the cumulative loss is reclassified from other comprehensive income and recognized as an impairment loss in profit or loss. In subsequent periods, reversal of impairment loss is not recognized as profit or loss but rather is recognized as other comprehensive income, until derecognition.

For debt instruments classified as available-for-sale financial assets, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. Where there is evidence of impairment, the cumulative loss is reclassified from other comprehensive income and recognized as an impairment loss in profit or loss. In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, as above, is credited to profit or loss up to the amount of any previous impairment.

m.	Financial derivatives and hedge accounting

In line with its risk management policy, the Group occasionally enters into derivative contracts such as cross currency swaps (“swap”), forward contracts and Interest Rate Swaps (“IRS”) to hedge its risks associated with changes in interest rates, changes in Israeli CPI and fluctuations in foreign exchange rates. Such derivative financial instruments are initially recognized at fair value and attributable transaction costs are carried to profit and loss when incurred. Derivatives are presented as current or non-current based on their maturity dates.

After initial recognition, derivatives are measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are carried to profit or loss.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of IRS contracts and of certain swap contracts are determined by valuation techniques based among others on quotes of expected interest curves and discount rates that are deemed to be the market interest as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the purpose of hedge accounting, hedges are classified as:

•

cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction or the foreign currency risk in an unrecognized firm commitment; or

•	hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The hedge effectiveness is assessed regularly at each reporting period.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss. Amounts recognized as other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss, or when a forecast transaction or firm commitment are no longer expected to occur.

If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized as other comprehensive income remain in other comprehensive income until the forecasted transaction or the firm commitment occurs.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Upon disposal of foreign operation, the cumulative translation difference in comprehensive income is reclassified to profit or loss.

n.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets acquired, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of each business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree’s net identifiable assets. The Direct costs relating to the acquisition are recognized immediately as an expense in profit or loss and are not part of the acquisition cost.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On the acquisition date, the existing assets and liabilities are reclassified and redesignated in accordance with the contractual terms, economic circumstances and other pertinent conditions that exist at the acquisition date, including a separation of embedded derivatives from the host contract by the acquiree.

In a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date fair value and included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39. Subsequent changes in the fair value of the contingent consideration are recognized in the statement of income or in the statement of comprehensive income. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recorded as a gain from bargain purchase in profit and loss upon acquisition.

After initial recognition, goodwill is measured at cost less, if appropriate, any accumulated impairment losses. Goodwill is not systematically amortized. As for testing the impairment of goodwill, see t(1) below.

Upon the disposal of a subsidiary resulting in loss of control, the Company:

•	derecognizes the subsidiary’s assets (including goodwill) and liabilities;

•	derecognizes the carrying amount of non-controlling interests;

•	derecognizes the foreign currency translation reserves that were carried to equity;

•	recognizes the fair value of the consideration received;

•	recognizes any resulting difference (surplus or deficit) as gain or loss; and

•	carries the components previously recognized in other comprehensive income in the same manner that would have been required had the Company directly realized the respective assets or liabilities.

Acquisitions of subsidiaries that are not business combinations

Upon the acquisition of subsidiaries and operations that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Investments in associates and joint ventures

The investment in associates or joint ventures is accounted for using the equity method. Under the equity method, the investment in associates or joint ventures is accounted for in the financial statements at cost plus changes in the Group’s share of net assets, including other comprehensive income (loss), of the associates or joint ventures. The equity method is applied until the loss of significant influence or joint control or classification of the investment as non-current asset held-for-sale.

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding rate is initially measured as the difference between the acquisition cost and the Group’s share in the net fair value of the associates or joint ventures’ net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint ventures as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

Profits and losses resulting from transactions between the Group and associates or joint ventures are eliminated to the extent of the interest in the investees.

The financial statements of the Company and of the associates or joint ventures are prepared as of the same dates and periods. The accounting policy in the financial statements of the associates and joint ventures has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

p.	Investment property

An investment property is property (land or a building or both) held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business.

Investment property is measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Investment property is not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and development costs, construction costs and leasing costs.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent appraisers who hold a recognized and relevant professional qualification and by the Group’s managements that have extensive professional knowledge and by professional internal appraisers. For further details refer to Notes 12 and 13.

Investment properties are derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the disposal.

q.	Fixed assets

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Buildings	2-3.33	(mainly 2%)
Building systems	6.67-8.33	(mainly 8.33%)
Motor vehicles	15
Computers, office furniture and equipment	6-33
Leasehold improvements	During the lease term

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected useful life of the improvement.

Each part of an item of fixed asset with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method. Depreciation is calculated on a straight line basis over their estimated useful life.

The useful life and the residual value of an asset are reviewed at least once at each year-end and the changes, if any, are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from derecognition of the asset is recognized in profit or loss in the period of derecognition.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Buildings for senior housing facilities in joint venture financial statements are a class of fixed assets that is measured at revalued amount, being their fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Depreciation is recognized in profit or loss on the basis of the revalued amount. Revaluations are performed frequently enough to ensure that the carrying amount does not significantly differ from the value that would have been determined as fair value on the reporting date. Revaluation of fixed assets is carried to other comprehensive income as a revaluation reserve net of tax effect. The revaluation reserve is transferred directly to retained earnings when the asset is being depreciated or derecognized.

r.	Intangible assets

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. After initial recognition, intangible assets are measured at their cost less any accumulated amortization and accumulated impairment losses, if any.

According to management’s assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method (refer to Note 15) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year. Changes, if any, in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively as a change in accounting estimate.

s.	Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

Finance leases—finance leases transfer to the Group, as a lessee, substantially all the risks and benefits incidental to ownership of the leased asset.

Operating leases—the Group as lessee

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Finance leases—the Group as lessee

Finance leases transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset. At the commencement of the lease term, the leased assets are measured at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease liability using the effective interest method. The leased asset is amortized over the shorter of its useful life of the lease period.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Operating leases—the Group as lessor

Lease agreements where the Group does not transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as operating leases. Initial direct costs incurred in respect of the lease agreement are added to the carrying amount of the leased asset and recognized as an expense in parallel with the lease income (regarding investment property—as part of the fair value adjustments).

t.	Impairment of non-financial assets

The Company examines the need to recognize an impairment of non-financial assets whenever events or changes in circumstances indicate that their carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the carrying amount is reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated net operating future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. Impairment loss is recognized in profit or loss.

Impairment losses of assets previously revalued where the revaluation was recognized in other comprehensive income are recognized as other comprehensive loss up to the amount of any previous revaluation surplus and the remaining loss, if any, is recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation) had no impairment loss been recognized for the asset in prior periods and its recoverable amount. A reversal of an impairment loss of an asset measured at cost is recognized as income in profit or loss. A reversal of an impairment loss of a revalued asset is recognized in other comprehensive income except for a reversal of impairment loss previously recognized in profit or loss which is also recognized in profit or loss.

The following criteria are applied in assessing impairment for the following specific assets:

1.	Goodwill in respect of subsidiaries

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at acquisition date, to each of the cash generating units that are expected to benefit from the synergies of the combination.

The Group reviews goodwill for impairment once a year on December 31, or more frequently, if events or changes in circumstances indicate that an impairment has occurred.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill and then to other fixed assets of the unit. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. In cases where the goodwill was generated due to the measurement of deferred tax liabilities not at their economic value, the Group review the goodwill for impairment after deducting the difference between the carrying amount of deferred tax liabilities and their economic value. For additional information, refer to Note 15.

2.	Investments in associates and joint ventures

After application of the equity method of accounting, the Group determines whether it is necessary to recognize any additional impairment loss with respect to investments in the associates or joint ventures. The Group determines at each reporting date whether there is any objective evidence that the investment in an associate or a joint venture is impaired. Impairment review is carried out for the entire investment, including goodwill attributed to the associate or joint venture. If there is objective evidence, as above, and the recoverable amount of the investment is lower than its carrying amount, a loss is recognized to the extent of the difference. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate or joint venture. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases.

u.	Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there is a plan to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases upon initial classification date, and they are presented separately in the statement of financial position as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

Investment property measured at fair value and classified as held for sale, as above, continues to be measured at fair value and presented separately in the statement of financial position as assets classified as held for sale.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Taxes on income

Taxes on income in the income statement comprise current and deferred taxes. The tax results in respect of current or deferred taxes are recognized as profit or loss except to the extent that the tax arises from items which are recognized in other comprehensive income or directly in equity. In such cases, the tax effect is also recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

1.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes

Deferred taxes are provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The amount of deferred taxes in the income statement represents the changes in said balances during the reporting period, excluding changes attributable to items recognized in other comprehensive income or directly in equity.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in profit or loss.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend are not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group’s policy not to initiate dividend distributions that trigger additional tax liability.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Nevertheless, deferred taxes are recognized for distribution of earnings by a subsidiary which qualifies as a REIT for tax purposes, due to the REIT’s policy to distribute most of its taxable income to its shareholders. The abovementioned deferred taxes are recognized based on the Group’s interests in the REIT (further details are provided in Note 25b).

In cases where the Group holds single asset entities and the manner in which the Group expects to recover or settle the investment is by selling the equity interests in the single asset entity, rather than the underlying assets, the Group recognizes deferred taxes for temporary differences according to the tax consequences and tax rate that apply to the sale of shares of the investee rather than the underlying assets.

Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

w.	Share-based payment transactions

The Group’s employees and officers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments (“equity-settled transactions”) and certain employees and officers are entitled to cash-settled benefits based on the increase in the Company’s share price (“cash-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees and officers is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (the “vesting period”), ending on the date on which the relevant employees become fully entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

If the Group modifies the conditions on which equity-settled instruments are granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or officer at the modification date. If the modification occurs after the vesting date, the incremental fair value is recognized immediately. Cancellation of a grant is accounted for as if it had vested on the date of cancellation, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash-settled transactions

The cost of cash-settled transactions is measured at fair value based on the expected cash amount the Group is required to pay on settlement. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at fair value at each reporting date until settled with any changes in fair value recognized in profit and loss.

x.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post employment benefits

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group companies have defined contribution plans under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not have sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when due to be contributed to the plan simultaneously with receiving the employee’s services and no additional provision is required in the financial statements.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the severance pay laws in the relevant countries of operation. According to these laws, employees are entitled in certain circumstances to severance pay upon dismissal or retirement. If applicable, the liability in the financial statements is estimated based on an actuarial assumption, refer to Note 24.

y.	Revenue recognition

Revenues are recognized in the income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Rental income

Rental income under an operating lease is recognized on a straight-line basis over the lease term. Rental income, where there is a fixed and known increase in rental fees over the term of the contract, is recognized as revenues on a straight-line average basis as an integral part of total rental income over the lease period. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are considered as an integral part of total rental income and recognized on a straight-line average basis over the lease term as a reduction of revenues.

Revenues from sale of real estate and residential apartments

Revenues from sale of real estate and residential apartments are recognized when the principal risks and rewards of ownership have been passed to the buyer. Revenues are recognized when significant uncertainties regarding the collection of the consideration no longer exist, the related costs are known and there is no continuing managerial involvement with the real estate or residential apartment delivered. These criteria are usually met once a significant portion of construction has been completed, the residential apartment has been delivered to the buyer and the buyer has fully paid the consideration for the apartment.

Revenues from construction contracts

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Group’s ability (as the contractor) to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of costs incurred to date to the estimated total costs.

If not all the criteria for recognition of revenue from construction contracts are met, then revenue is recognized only to the extent of costs whose recoverability is probable (“zero profit margin” presentation).

An expected loss on a contract is recognized immediately irrespective of the stage of completion and classified within cost of revenues.

z.	Finance income and expenses

Finance income comprises interest income on amounts invested (including available-for-sale financial assets), revenues from dividends, gains from sale of financial assets classified as available-for-sale, changes in fair value of financial assets at fair value through profit or loss, exchange rate gains and gains on hedges recognized in profit or loss. Interest income is recognized as it accrues using the effective interest method. Dividend income is recognized when the Group’s right to receive the dividend is established. If the dividend is received on quoted shares, the Group recognizes dividend income on the ex-date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in fair value of financial assets at fair value through profit or loss include interest and dividend income.

Finance expenses comprise interest expense on borrowings, changes in the time value of provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses of financial assets and losses on hedges recognized in profit or loss. Borrowing costs that are not capitalized to qualifying assets are recognized in profit or loss using the effective interest method.

Gains and losses on exchange rate differences are reported on a net basis.

aa.	Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share only include shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings per share when their conversion decreases earnings per share, or increases loss per share, from continuing operations. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of investees is included based on the basic and diluted earnings per share of the investees multiplied by the number of shares held by the Company, as applicable.

bb.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

cc.	Borrowing costs in respect of qualifying assets

A qualifying asset is an asset that necessarily takes a substantial period of time to be prepared for its intended use or sale, including investment property under development or redevelopment and inventories of buildings and apartments for sale that require a substantial period of time to bring them to a saleable condition. The Group capitalizes borrowing costs that are attributable to the acquisition and development of qualifying assets.

As for investment property under development, measurement of these assets at fair value is not affected by the amount of borrowing costs incurred during their development period. However, the Group elects to present items in profit or loss as if borrowing costs had been capitalized on such assets before measuring them at fair value.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The capitalization of borrowing costs commences when expenditures in respect of the asset are being incurred, borrowing costs are being incurred and the activities to prepare the asset are in progress and ceases when substantially all the activities to prepare the qualifying asset for its intended use or sale are complete. The amount of borrowing costs capitalized in the reporting period includes specific borrowing costs and general borrowing costs based on a weighted capitalization rate.

dd.	Operating segments

An operating segment is a component of the Group that meets the following three criteria:

1.	It is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

2.	Its operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	Separate financial information of the segment is available.

ee.	Disclosure of new IFRSs in the period prior to their adoption

IAS 19 (Revised)—Employee Benefits:

The IASB issued several amendments to IAS 19 as follows:

•	The remeasured defined benefit liability, net (formerly known as actuarial gains and losses) will be recognized in other comprehensive income and not carried to profit or loss.

•	Returns from the plan assets are recognized in profit or loss based on the discount rate used to measure the employee benefit liabilities.

•

The distinction between short-term employee benefits and long-term employee benefits will be based on the expected settlement date and not on the date on which the employee first becomes entitled to the benefits.

The Standard is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. Earlier application is permitted.

The Company estimates that the Standard is not expected to have a material impact on its financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IAS 1—Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1 (“the Amendment”) which provides guidance for the presentation of other comprehensive income. According to the Amendment, items which may be carried to profit or loss at a later stage should be presented separately from items that can never be carried to profit or loss.

The Amendment is to be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2013, or thereafter.

The Company believes that the Amendment is not expected to have a material effect on the financial statements.

IAS 32—Financial Instruments: Presentation and IFRS 7—Financial Instruments: Disclosure

In December 2011, the IASB issued certain amendments to IAS 32 (the “amendments to IAS 32”) regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of “currently has a legally enforceable right to offset” (“the right to offset”). Among others, the amendments to IAS 32 prescribe that the right to offset must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency by one of the parties. The amendments to IAS 32 also state that in order to establish the right to offset immediately, it must not be contingent on any future event or be practiced in intervals and there cannot be any events that will cause it to expire.

Simultaneously, the IASB issued certain amendments to IFRS 7 (the “amendments to IFRS 7”) regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights to offset and related netting settlements (such as collateral agreements), provide disclosure of the composition of offset amounts and provide disclosure of netting settlements that do not meet the offsetting criteria of IAS 32.

The amendments to IAS 32 should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014 or thereafter. The amendments to IFRS 7 should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2013 or thereafter.

The Company believes that the amendment is not expected to have a material effect of the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 13—Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. The new disclosures are to be applied prospectively and they do not apply to comparative figures.

The Company is examining the potential impact that the implementation of IFRS 13 may have on future fair value measurements. In addition, the appropriate required disclosures of IFRS 13 will be included in the Company’s initial financial statements upon initial adoption of IFRS 13.

IFRS 10—Consolidated Financial Statements

In October 2012, the FASB issued amendment to IFRS 10 according to which investment companies are not required to consolidate the financial statements of their subsidiaries but rather measure the investment therein at fair value through profit or loss. The amendment also establishes specific disclosure requirements to investment companies. The amendment is effective commencing from January 1, 2014. Earlier application is permitted. The amendment is not expected to have impact on the Company’s financial statements.

IFRS 9—Financial Instruments

1.	In November 2009, the IASB issued the first part of Phase I of IFRS 9, “Financial Instruments”, as part of a project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

•	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Notwithstanding the aforesaid, upon initial recognition, a company may designate a debt instrument that meets both of the conditions set forth above to fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency (“accounting mismatch”) that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in profit or loss or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis (amounts recognized in other comprehensive income will not be later classified to profit or loss). Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss.

The Standard is effective commencing from January 1, 2015. Earlier application is permitted. Upon initial application, the Standard should be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the Standard.

2.	In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities which are not measured at fair value through profit or loss, meaning the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The amount of the adjustment to the liability’s fair value—attributed to changes in credit risk—will be recognized in other comprehensive income. All other fair value adjustments will be recognized in the income statement. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

Furthermore, according to the amendments, liabilities in respect of certain unquoted equity instrument derivatives can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing from January 1, 2015. Earlier application is permitted. Upon initial application, the amendments are to be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the amendments.

The Company is examining the Standard and is currently unable to estimate its impact on the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2012	2011
	NIS in millions
Cash in banks and on hand	794	799
Cash equivalents—short-term deposits	889	740

	1,683	1,539

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date—0.0%—0.31%).

c.	Deposits earn annual interest at the rate of 0.1%—2.0%, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 37.

NOTE 4a:- SHORT-TERM INVESTMENTS AND LOANS

a.	Composition

	December 31
	2012	2011
	NIS in millions
Loans:
Current maturities of long-term loans	170	—
Loans (1)	135	69

	305	69

Deposits:
Escrow designated for property acquisitions (2)	31	350
Restricted cash in banks (3)	156	196
Bank deposits (4)	28	139
Other deposits	18	16

	233	701

	538	770

(1)	Includes a C$ 28.7 million (NIS 108 million) loans granted by FCR, secured by properties, bear an average annual interest rate of 10.6 % and payable in 2013.
(2)	A non-interest bearing escrow which is designated for the acquisition of replacement properties in tax-free exchanges pursuant to the tax laws in the U.S..
(3)	Restricted cash in banks includes pledged deposits with respect to residential projects, amounting to NIS 89 million, bear annual interest rate of 1.5%-1.68% and other restricted cash in FCR amounting to NIS 67 million.
(4)	Bank deposits that bear annual interest rate of 0%-0.2% based on the respective term of the deposits.

b.	As for the linkage basis of short-term investments and loans, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4b:- MARKETABLE SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2012	2011
	NIS in millions
Composition:
Shares	69	65
Debentures	—	8
Participation certificates in trust funds	18	24

	87	97

NOTE 5:- TRADE RECEIVABLES

a.	Composition

	December 31
	2012	2011
	NIS in millions
Open accounts (1)	202	211
Checks receivable	16	22
Receivables for construction contracts (2)	526	423

Total	744	656

(1) Net of allowance for doubtful accounts (see e below)	45	41

(2) Receivables for construction contracts
Costs incurred plus recognized profits	5,355	4,284
Less—progress billings	4,829	3,861

	526	423

*)	Represent an amount of less than NIS 1 million.

b.	Trade receivables are non-interest bearing. As for the linkage basis of trade receivables, refer to Note 37.

c.	In 2012 and 2011, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts. The balances of receivables for construction contracts represent amounts not yet due as of the reporting dates.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- TRADE RECEIVABLES (Cont.)

e.	Movement in allowance for doubtful accounts

	December 31
	2012		2011
	NIS in millions
At the beginning of the year		41	40
Charge for the year		22	23
Write down of accounts		(18)	(25)
Initially consolidated company		—	1
Translation differences	**)	—	2

At the end of the year		45	41

NOTE 6:- OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2012	2011
	NIS in millions
Government institutions *)	70	103
Prepaid expenses	74	73
Receivables from sale of real estate	—	30
Employees	1	2
Interest and dividends receivable	—	14
Advances to suppliers	2	3
Co-owners in investees	15	20
Others	54	46

	216	291

*)	Primarily consists of prepaid property taxes and indirect taxes receivable.

b.	As for the linkage basis of other accounts receivable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises of land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and advances primary countries are as follows:

	Inventory of buildings		Advances from customers and apartment buyers
	December 31		December 31
	2012	2011	2012	2011
	NIS in millions
Israel	561	602	249	268
Canada *)	125	70	—	—
Others	26	25	8	9

Total	712	697	257	277

*)	Advances are held in escrow account and are not under the Group’s control. Relating the advances, the Group received mortgage loan outstanding in amount of C$ 16.5 million (NIS 61.8 million) bear annual effective interest of 1%.

b.	Expected settlement of current inventory and advances from customers

	Inventory of buildings		Advances from customers and apartment buyers
	December 31		December 31
	2012	2011	2012	2011
	NIS in millions
Within 12 months	420	302	231	224
More than 12 months	292	395	26	53

	712	697	257	277

c.	Write down of inventory:

Inventory write down to net realizable value carried to cost of revenues in 2012 amounted to NIS 1 million (in 2011 amounted to NIS 13 million). The inventory balance includes a write down provision of NIS 1 million.

d.	Details on sale contracts signed by the Group (100%)

During 2012, the Group signed 108 sale contracts (286 sale contracts during 2011), with total consideration estimated at NIS 138 million (NIS 330 million during 2011).

In addition, until December 31, 2012, the Group signed 716 sale contracts on a cumulative basis, with total consideration estimated at NIS 856 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE (Cont.)

e.	Cost of inventories includes capitalized borrowing costs in the amount of NIS 7 million and NIS 17 million as at December 31, 2012 and 2011, respectively.

f.	Non-current inventory in Israel comprises mainly land plots. As of December 31, 2012 and 2011 the non-current inventory balance is NIS 23 million. In part of the land plots the Group has made applications to rezone the land for residential purposes.

g.	As for charges, refer to Note 29.

NOTE 8:- ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	Composition of assets held for sale

	December 31
	2012	2011
	NIS in millions
Investment property *)	1,438	667
Lands	44	47

	1,482	714

*)	Balance of assets held for sale is mainly comprised of income producing properties in EQY and FCR, that are not defined as core properties in these entities.

b.	Liabilities attributed to held for sale assets primarily comprise of payable mortgage loans.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including fair value adjustments)

	December 31
	2012	2011
	NIS in millions
Joint venture—ATR (see section g)	3,845	3,535
Joint ventures	684	705
Associates	41	4

	4,570	4,244
Loans (1)	143	146

	4,713	4,390

(1)	Loans liked to Israeli CPI that bear interest rates of 4.8%-8.5% whose maturity date has not yet been determine.

b.	Group’s share of operating results in entities accounted for by the equity method based on the interest therein during the year

Joint ventures

	Year ended December 31
	2012	2011	2010
	NIS in millions
Net income—ATR (see section g)	159	214	135
Net income (other than ATR)	87	79	34
Other comprehensive income	10	31	11

Comprehensive income	256	324	180

Associates

	Year ended December 31
	2012	2011	2010
	NIS in millions
Net income	53	41	2
Other comprehensive income	—	—	—

Comprehensive income	53	41	2

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Additional information regarding investees.

c.	Investment in EQY (a subsidiary)

1.	As of December 31, 2012, the Company owns a 45.5% interest in EQY’s share capital and a 45.1% interest in EQY’s voting rights (40.2% on a fully diluted basis including the convertible units granted to LIH, see 7 below). EQY’s shares are listed for trading on the New York Stock Exchange. As of December 31, 2012 the market price of EQY’s share was U.S.$ 21.01 and EQY has approximately 116.9 million shares outstanding.

The Company consolidates EQY in its financial statements, although its ownership interest in EQY is less than 50%, due to effective control over EQY, see Note 2c.

Carrying amount and market value of the investment in EQY:

	December 31, 2012		December 31, 2011
	Carrying amount *)	Market value	Carrying amount *)	Market value
	NIS in millions
Shares	3,306	4,172	2,838	3,169

*)	Includes goodwill.

2.	Summarized financial information of EQY according to IFRS:

Summarized statements of financial position -

	December 31
	2012	2011
	NIS in millions
Current assets	718	822
Non-current assets *)	14,291	12,657
Current liabilities	(387)	(558)
Non-current liabilities *)	(6,243)	(5,200)

Net assets	8,379	7,721

Allocated to:
Equity holders of the Company	3,306	2,838
Non-controlling interests	5,073	4,883

	8,379	7,221

*)	Including fair value adjustment upon acquisition.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Revenues	1,261	1,236	1,065
Income before taxes on income *)	961	484	121
Taxes on income (tax benefit) *)	213	(23)	34

Net income	748	507	87

Other comprehensive income (loss)	(25)	1	(5)

Total comprehensive income	723	508	82

Allocated to:
Equity holders of the Company	321	203	20
Non-controlling interest	402	305	62

	723	508	82

Dividends paid to non-controlling interests	251	232	153

*)	Including fair value adjustment amortization.

Summarized cash flows statements -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Cash flows from operating activities	589	392	274
Cash flows from investing activities	(1,249)	(93)	(712)
Cash flows from financing activities	721	(392)	403
Exchange differences on balances of cash and cash equivalents	(8)	4	(7)
Increase (decrease) in cash and cash equivalents	53	(89)	(42)
Cash and cash equivalents at the beginning of the year	50	139	181

Cash and cash equivalents at the end of the year	103	50	139

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

3.	Share options of EQY outstanding as of December 31, 2012

Series	Average exercise price per share	Expiration date	Number of share options in thousands
Options to employees and officers *)	$20.73	2013-2021	3,521

*)	Includes all the share options granted to employees and officers, including 480 thousand options that are unvested.

4.	EQY has issued restricted shares to directors, officers and employees with various restriction periods (including to the Chairman of the Board and the Executive vice Chairman of the Board, see Note 38c). As of the reporting date, the share capital of EQY includes 975 thousand shares that are unvested. These shares bear voting rights and are entitled to receive dividends. In addition, EQY issued 800 thousand restricted shares to EQY executives subject to performance vesting conditions, that do not bear voting rights and rights to receive dividends.

5.	As a result of the arrangement with GAA and FCR (see section e2 below), the Company’s interest in EQY increase from 43.3% to 46.7%.

6.	On August 14, 2012, EQY completed a public offering of 3.6 million shares at a price of U.S.$ 21.2 per share, in total consideration of U.S.$ 75.5 million (NIS 282 million), and sold 1 million EQY shares on behalf of other shareholder. In addition, corresponding to the public offering, EQY issued in a private placement to the Company 500 thousands shares in consideration for U.S.$ 10.6 million (NIS 42 million).

As a result of the offering, the Company’s interest in EQY decreased from 46.7% to 45.5% and the Group recognized an equity increase at an amount of NIS 34 million which was carried to capital reserve from transactions with non-controlling interests.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

7.	On January 4, 2011 EQY completed an acquisition agreement of C&C US No. 1 Inc. (“CapCo”) through a joint venture (the “Joint Venture”) with Liberty International Holdings Limited (“LIH”), a subsidiary of Capital Shopping Centers Group Plc (“CSC”). As of January 4, 2011, CapCo held 13 income-producing properties in California with a total area of 240 thousand square meters, comprised of shopping centers, offices, residential buildings and medical office buildings. On the closing date, LIH contributed all of CapCo’s outstanding share capital to the Joint Venture in return for the allocation of 11.4 million units in the Joint Venture (“Units”), granting LIH, a 22% interest in the Joint Venture, which can be converted by LIH into 11.4 million shares of EQY’s common stock (subject to certain adjustments) or into cash, at EQY’s sole discretion. Furthermore, a 78% interest in the Joint Venture, which consists of approximately 70% of the Class A Joint Venture shares and all of the Class B Joint Venture shares were allocated to EQY in exchange for the issuance of a U.S.$ 600 million promissory note. Class B shares were allocated to EQY as a preferred return instrument. In addition, 4.1 million shares of EQY’s common stock were allocated to LIH in exchange for an assignment of a U.S.$ 67 million CapCo’s promissory note (these shares were sold by LIH in 2012). Moreover, EQY allocated to LIH one class A share which was converted in June 2011 according to its terms, into 10,000 shares of EQY’s common stock and which under certain limitations confer upon LIH voting rights in EQY, according to its holdings in the Joint Venture’s Units.

As a result of the decrease in the holding interest in EQY, the Group recognized in 2011 a NIS 16 million increase in equity, which was carried to the capital reserve from transactions with non-controlling interests.

d.	Investment in FCR (a subsidiary)

1.	As of December 31, 2012, the Company owns 45.6% interest in FCR’s share capital and voting rights (40.8% on a fully diluted basis). FCR’s shares are listed for trading on the Toronto Stock Exchange. As of December 31, 2012 the market price of FCR’s share was C$ 18.82 and FCR has approximately 206.5 million shares outstanding.

The Company consolidates FCR in its financial statements, although its interest in FCR’s potential voting rights is less than 50%, due to effective control over FCR, as stated in Note 2c.

Carrying amount and market value of the investment in FCR:

	December 31, 2012		December 31, 2011
	Carrying amount *)	Market value	Carrying amount *)	Market value
	NIS in millions
Shares	5,544	6,643	4,581	5,828

*)	Includes goodwill.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

2.	Summarized financial information of FCR

Summarized statements of financial position -

	December 31
	2012	2011
	NIS in millions
Current assets	1,811	937
Non-current assets *)	25,491	21,843
Current liabilities	(1,854)	(1,763)
Non-current liabilities	(13,193)	(11,905)

Net assets	12,255	9,112

Allocated to:
Equity holders of the company	5,544	4,581
Non-controlling interests	6,711	4,531

	12,255	9,112

*)	Includes goodwill.

Summarized statements of comprehensive income -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Revenues	2,237	1,893	1,718
Income before taxes on income	1,832	2,274	1,221
Taxes on income	315	456	294

Net income	1,517	1,818	927

Other comprehensive income (loss)	(7)	16	(10)

Total comprehensive income	1,510	1,834	917

Allocated to:
Equity holders of the Company	727	909	456
Non-controlling interests	783	925	461

	1,510	1,834	917

Dividends paid to non-controlling interests	320	249	232

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of cash flows -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Cash flows from operating activities	706	614	589
Cash flows from investing activities	(1,721)	(1,815)	(1,400)
Cash flows from financing activities	1,275	1,097	910
Exchange differences on balances of cash and cash equivalents	(8)	2	(2)
Increase (decrease) in cash and cash equivalents	252	(102)	97
Cash and cash equivalents at the beginning of the year	11	113	16

Cash and cash equivalents at the end of the year	263	11	113

3.	FCR’s share options outstanding as of December 31, 2012

Series	Average exercise price per share		Expiration date	Number of options (in thousands)
Share options to employees and officers in FCR *)	C$	15.65	2013-2023	5,676
Share options (see 6 below)	C$	19.75	2013	5,625

*)	Includes all of the share options granted to employees and officers of FCR, and the Executive Vice Chairman of the Board (see Notes 38c(2)). These options include 1,935 thousand unvested share options.

4.	FCR manages plans for granting restricted share units (RSU) and deferred shares units (DSU) to officers and directors (“units”), which are convertible for no consideration into ordinary shares of FCR. As of the reporting date, out of the 911 thousand units which FCR has undertaken to grant, 911 thousand units had not yet been granted. Regarding units that were granted to related parties, see Notes 38c. As of the reporting date, 647 thousand share units that were granted are outstanding unvested.

5.	On August 3, 2012, FCR completed a public offering in Canada of 2.5 million units (“Units”) at a price of C$ 18.75 per Unit, and for total consideration of C$ 46.9 million (NIS 179 million). Each Unit consists of one FCR’s common share and one common share purchase warrant (“Warrant”). Each Warrant is exercisable into one FCR’s common share at an exercise price of C$ 19.75 per share until August 2, 2013.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

On September 19, 2012 FCR completed a public offering in Canada of 12.5 million units (“Units”) at a price of C$ 19.22 per Unit, and for total gross consideration of C$ 240.3 million (NIS 960 million). Each Unit consists of one FCR’s common share and quarter (1/4) common share purchase warrant (“Warrant”). Each whole Warrant is exercisable into one FCR’s common share at an exercise price of C$ 19.75 per share until August 2, 2013.

As a result of those offerings, the Company’s interest in FCR decreased from 49.9% to 45.6% (including the GAA arrangement impact, see Note 9e below) and the Group recognized an increase in equity at an amount of C$24.1 million (NIS 93 million), which was carried to capital reserve from transactions with non-controlling interests.

6.	As for conversion of FCR convertible debentures to FCR shares, see Note 21c.

7.	As for purchasing medical office properties from GAA in exchange for shares allocation to the Company and others, see Note 9e below.

e.	Investment in Gazit America Inc. (“GAA”) (a subsidiary)

1.	As of December 31, 2012, the Company owns, 100% of the share capital of GAA that holds 14.3 million shares of EQY comprises 12.2% of EQY shares.

2.	On August 8, 2012, the Company completed a plan of arrangement with GAA and FCR. The arrangement included the purchase of all common shares of GAA and securities convertible to GAA common shares which were not already owned by the Company which constituted 26.9% of GAA’s outstanding share capital, for cash consideration of C$ 24.6 million (NIS 94 million) and by approximately 1.5 million common shares of FCR issued by FCR to GAA. As part of the arrangement FCR purchased 100% of a wholly-owned subsidiary of GAA, ProMed Properties (CA) Inc. (“ProMed CA”), which owns medical office and retail properties and assumed GAA’s indebtedness related to ProMed CA’s properties. The payment for the acquisition of ProMed CA was settled by FCR by the issuance of 5.5 million FCR’s common shares to GAA.

Following the arrangement GAA was delisted and became a private company.

As a result of the arrangement the company’s interest in FCR increased from 49.3% to 49.9%, and the indirect interest in EQY increased from 43.3% to 46.7%. The Group recognized a decreased in equity at amount of C$ 18 million (NIS 70 million) which was carried to capital reserve from transactions with non- controlling interests.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

f.	Investment in CTY (a subsidiary)

1.	As of December 31, 2012, the Company owns 48.8% interest in CTY’s share capital and voting rights (47.1% on a fully diluted basis assuming realization of convertible securities). CTY’s shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2012 the market price of CTY share was € 2.57 and CTY has 326.9 million shares outstanding.

The Company consolidates CTY in its financial statements, although its ownership interest in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

Carrying amount and market value of the investment in CTY:

	December 31, 2012		December 31, 2011
	Carrying amount *)	Market value	Carrying amount *)	Market value
	NIS in millions
Shares	2,423	2,016	2,120	1,522

*)	Includes goodwill.

2.	Summarized financial information of CTY

Summarized statements of financial position -

	December 31
	2012	2011
	NIS in millions
Current assets	398	680
Non-current assets *)	13,476	12,549
Current liabilities	(1,032)	(1,291)
Non-current liabilities	(7,622)	(7,183)

Net assets	5,220	4,755

Allocated to:
Equity holders of the company	2,423	2,120
Non-controlling interests	2,797	2,635

	5,220	4,755

*)	Includes goodwill.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Revenues	1,185	1,081	971
Income before taxes on income *)	474	59	388
Taxes on income (tax benefit)	38	(8)	62

Net income	436	67	326

Other comprehensive income (loss)	(54)	(131)	34

Total comprehensive income (loss)	382	(64)	360

Allocated to:
Equity holders of the Company	184	(50)	171
Non-controlling interests	198	(14)	189

	382	(64)	360

Dividends paid to non-controlling interests	107	89	81

*)	Includes goodwill impairment

Summarized cash flow statements -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Cash flows from operating activities	305	329	99
Cash flows from investing activities	(520)	(1,011)	(334)
Cash flows from financing activities	11	1,038	224
Exchange differences on balances of cash and cash equivalents	4	3	(5)
Increase (decrease) in cash and cash equivalents	(200)	359	(16)
Cash and cash equivalents at the beginning of the year	451	92	108

Cash and cash equivalents at the end of the year	251	451	92

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

3.	The share options of CTY outstanding as of December 31, 2012

Series	Average exercise price per share *)	Expiration date	Number of options (in thousands)
Options to employees and officers (2011 series I)	€2.97	2018	2,250
Options to employees and officers (2011 series II)	€3.09	2018	2,230
Options to employees and officers (2011 series III)	€2.51	2018	2,025

*)	The exercise price is adjusted for share distribution, right issue, dividend distribution and return of equity. As of the reporting date, 4,838 share options are not vested.

4.	During the reporting period, the Company purchased additional 2.4 million CTY shares through the Helsinki stock exchange, in consideration for € 5.9 million (NIS 30 million). As a result of the purchases, the Company’s interest in CTY increased to 48.8% and the Company recognized an equity increase at an amount of NIS 15 million which was carried to capital reserve from transactions with non-controlling interests.

As for the purchase of additional 2 million CTY shares after the reporting date, see Note 40b.

5.	On October 2, 2012 CTY completed a rights issue of approximately 49 million shares which represented 17.6% of the total share capital and voting rights at a price of € 1.85, in consideration for € 90.7 million (NIS 459 million). The Company purchased in the rights issuance 23.5 million shares in consideration for € 43.5 million (NIS 219 million). There was no material change in the Company’s interest in CTY due to the rights issue.

6.	As for the purchase of shopping center in Sweden through a joint venture, after the reporting date, and additional right issuance and the Company’s participation in the rights issue, see Note 40c and 40d.

g.	Investment in ATR (a jointly controlled entity)

1.	As of December 31, 2012, the Company owns 34.5% interest in ATR’s share capital and voting rights (34.2% on a fully diluted basis). ATR’s shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. The market price of ATR share as of December 31, 2012 was € 4.45 and ATR has approximately 373.4 million shares outstanding.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

The Company measures its investment in ATR in its financial statements according to the equity method due to joint control over ATR, pursuant to a shareholders’ agreement with CPI European Fund (“CPI”), a member of Apollo Global Real Estate Management L.P. To the best of the Company’s knowledge, CPI owns, as of December 31, 2012, about 72.5 million shares of ATR, representing about 19.4% of the share capital and voting rights of ATR, as detailed in Note 26a(3).

Carrying amount and market value of the investment in ATR:

	December 31, 2012		December 31, 2011
	Carrying amount *)	Market value	Carrying amount *)	Market value
	NIS in millions
Shares	3,845	2,823	3,535	2,027

*)	Includes fair value adjustments upon acquisition.

2.	Summarized financial information of ATR (100%)

Summarized statement of financial position -

	December 31
	2012	2011
	NIS in millions
Cash and cash equivalents	930	1,062
Other current assets (excluding cash and cash equivalents)	307	298
Non-current assets *)	13,833	13,637
Current financial liabilities	(369)	(125)
Other current liabilities	(323)	(295)
Non-current liabilities	(3,178)	(3,412)

Net assets	11,200	11,165

*)	Including fair value adjustments upon acquisition.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Revenues	1,324	1,198	1,068
Finance expenses (income), net	118	251	(2)
Taxes on income	99	132	73
Net income	475	689	515
Other comprehensive income (loss)	(41)	2	(17)

Total comprehensive income	434	691	498

Dividends received from ATR	107	79	65

3.	Reconciliation of summarized net assets of ATR to the Group’s investment in ATR

	December 31
	2012	2011
	NIS in millions
Net assets (see above)	11,200	11,165
Non-controlling interests in ATR’s financial statements	(9)	58
Fair value adjustments upon acquisition	29	18

Adjusted net assets	11,220	11,241

Interest in ATR	34.5%	31.6%

Share in ATR’s net assets	3,874	3,553
Fair value adjustments upon acquisition	(29)	(18)

Carrying amount in the financial statements	3,845	3,535

4.	The outstanding share options of ATR as of December 31, 2012

Series	Average exercise price per share	Expiration date	Number of options (in thousands)
Options to employees and officers *)	€2.98	2014-2017	5,131

*)	As of December 31, 2012, 3,047 thousand share options are fully vested. These options includes 127 thousands share options granted to the Chairman of the Board, see Note 38c.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

ATR operates a restricted share plan for directors, as a substitute for cash remuneration, at the directors’ discretion. As of the reporting date, 42 thousand restricted shares were granted under the plan.

5.	Additional information about the investment in ATR

ATR is a property real estate investment company focused on the acquisition, management and development of supermarket-anchored shopping centers in 11 countries in Central and Eastern Europe, primarily in Poland, the Czech Republic, Russia, Slovakia and Hungary. The fair value of investment property (100%) in ATR’s financial statements as of December 31, 2012 amounted to € 2,185 million (NIS 10.7 billion) and € 538 million (NIS 2.6 billion) of investment property under development and lands. The average cap rate implied in the valuations of ATR’s properties as of December 31, 2012 and 2011 was 8.4%. For methods determining the fair value of investment property and investment property under development, see notes 12 and 13.

During 2012 the Company purchased approximately 11 million ATR shares through Vienna stock exchange trades, in consideration for € 39.6 million (NIS 195 million). As a result of the purchases, the Company’s interest in ATR increased from 31.6% to 34.5% and the Company recognized a gain from bargain purchase at the amount of € 27.2 million (NIS 134 million), presented in other income line item.

During 2011 the Company purchased approximately 6.0 million ATR shares (1.6% of ATR’s share capital) during the trade on Vienna stock exchange for total consideration of EUR 20.8 million (NIS 103 million). As a result of the purchases the Company recognized a gain from bargain purchase amounting to EUR 15.7 million (NIS 76 million), and presented in other income line item.

As for lawsuits filed against ATR and other lawsuits with regards to the investment in ATR, and the engagement in a compromise agreement refer to Note 26d.

The Company is attaching the financial statements of ATR which are prepared according to IFRS as endorsed by the European Union (“EU”). The effect of the adjustment of ATR’s financial statements from IFRS as endorsed by EU to IFRS as published by the IASB is not material. The presentation currency of ATR’s financial statements is EURO. The exchange rate as of the reporting date is NIS 4.9206. In 2012 the EURO depreciated against the NIS by 0.4%.

h.	Investment in RSC (a jointly controlled entity)

As part of the Company’s investments in the senior housing facilities sector in the United States, the Company indirectly held a joint venture that is accounted for using the equity method ((60%) in the property company and (50%) in the joint venture that manages them).

As of December 31, 2012 and 2011, the balance of the Company’s investments in these companies, amounted to NIS 57 million and NIS 209 million, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

On August 15, 2012, RSC completed a transaction of selling 12 wholly-owned senior housing facilities for a total consideration of U.S.$ 230 million (the Company’s share – U.S.$ 138 million). As a result of the sale, the Company recognized a pre-tax gain of NIS 63 million that was recorded in the Group’s share in earnings of equity accounted investees. In addition, the Company reclassified NIS 102 million representing the outstanding revaluation reserve of the sold properties, from fixed assets revaluation reserve net of tax, to retained earnings. The total cash flow that was received in the Company from RSC in 2012 was NIS 282 million.

On October 31, 2012, the Company sold to its joint venture partner (“the Partner”) 10% out of its 60% stake of a development project of a senior housing campus in consideration for U.S.$ 2.1 million (NIS 8 million) and its remaining 12% interest in two additional senior housing facilities in consideration for U.S.$ 1.25 million (NIS 5 million).

In addition, on December 31, 2012 the Company sold its remaining interest (50%) in the joint venture that manages the properties to the Partner. Pursuant to the sale, the Company’s share in RSC activity includes 50% interest in senior house facility and 60% interest in land.

i.	Investment in ProMed Properties Inc. (“ProMed”)

The Company indirectly owns 100% interest in a private company which is engaged in the medical office buildings sector in the United States. As of December 31, 2012 and 2011, the Company had invested NIS 834 million and NIS 640 million, respectively, ProMed’s equity. The Group consolidates ProMed in its financial statements, since it controls ProMed.

j.	Investment in Gazit Germany Beteilingungs GmbH & Co. KG (“Gazit Germany”)

The Company indirectly owns 100% interest in a private company incorporated in Germany, which is engaged in the shopping center sector in Germany. As of December 31, 2012 the Company had invested in Gazit Germany’s equity NIS 261 million (NIS 290 million in 2011). The Group consolidates Gazit Germany in its financial statements, since it controls Gazit Germany.

k.	Investment in Gazit-Globe Israel (Development) Ltd. (“Gazit Development”)

The Company directly owns 75% interest in a private company engaged in the shopping centers sector in Israel and other countries (as of December 31, 2012 also in Bulgaria and Macedonia). As of December 31, 2012, the Company had invested in Gazit Development NIS 413 million in equity and NIS 1,936 million in loans (NIS 412 million in equity and NIS 1,915 million in loans as of December 2011) (see also Note 26a(2)). The Group consolidates Gazit Development in its financial statements, since it controls Gazit Development.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

l.	Investment in Gazit Brazil Ltda. (“Gazit Brazil”)

The Company indirectly owns 100% interest in a private company incorporated in Brazil which is engaged in the shopping centers sector in Brazil. As of December 31, 2012 and 2011, the Group had invested in Gazit Brazil in equity NIS 376 million and NIS 159 million, respectively and in loans approximately NIS 130 million and NIS 371 million, respectively. The Group consolidates Gazit Brazil in its financial statements, since it controls Gazit Brazil.

m.	Investment in Acad Building and Investments Ltd. (“Acad”)

Acad’s primary activity is the direct and indirect holding of the share capital and voting rights of U. Dori Ltd. (“Dori Group”), a public company listed on the Tel-Aviv Stock Exchange which is primarily engaged in the development and construction (both as an initiator and as a contractor for third parties) primarily of residential projects in Israel and in Eastern Europe. Dori Group is also operating (along with others) to build a power station in Israel for the production of electricity.

In September 2007, the Company acquired 50% of the share capital and voting rights of Acad, for a consideration of approximately NIS 184 million. Acad was accounted for as a joint venture in these financial statements using the equity method.

On April 17, 2011 the Company completed the purchase of the additional 50% of Acad’s share capital in consideration of NIS 82 million. Commencing on that date Acad is fully consolidated in the Company’s financial statements. On June 6, 2011, the Company completed an agreement for the sale of 100% of Acad’s share capital to Gazit Development in consideration for NIS 200 million.

The acquisition was accounted for as a business combination achieved in stages under IFRS 3, with the previously owned interest in Acad revalued to its fair value at the acquisition date according to the transaction price. As a result of such revaluation, the Company recognized a NIS 25 million loss and as a result of the business combination, the Company recognized a NIS 26 million gain from bargain purchase.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Carrying amount and market value of the investment in Dori Group:

	December 31, 2012		December 31, 2011
	Carrying amount*)	Market value	Carrying amount*)	Market value
	NIS in millions
Shares (Company’s share)	155	101	156	84

*)	Includes fair value adjustments upon acquisition.

As of December 31, 2012, Acad holds 73.9% of the share capital of Dori Group and consolidates Dori Group in its financial statements. The Company’s share of Acad’s ownership of Dori Group is 55.4%. The market price of Dori Group share as of the reporting date was NIS 1.35. The number of Dori Group’s shares outstanding as of the reporting date is 135.4 million.

On January 12, 2012, Dori Group issued 20.2 million ordinary shares, by way of a rights issue for an immediate gross consideration of NIS 27.3 million. As part of the issue, Gazit Development acquired 15 million Dori Group’s shares. As a result of the offering, Gazit Development interest in Dori Group increased from 73.8% to 73.9%.

n.	Supplementary information for investees directly owned by the Company:

	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans	Guarantees **)
		%	NIS in millions
December 31, 2012
MGM (USA) Inc. *)	USA	100	762	2,192	619
Gazit Canada Inc. *)	Canada	100	5,447	42	600
Gazit America Inc.	Canada	100	80	—	—
Gazit Gaia Limited	Jersey	100	127	586	—
Gazit Midas Limited	Jersey	100	1,720	1,373	—
Gazit Europe (Netherlands) B.V	Netherlands	100	(31)	342	—
Gazit Europe (Asia) B.V.	Netherlands	100	162	157	—
Gazit Globe Holdings (1992) Ltd.	Israel	100	(140)	295	—
G.G. Development Ltd.	Israel	100	(76)	76	—
December 31, 2011
MGM (USA) Inc. *)	USA	100	622	2,653	513
Gazit Canada Inc. *)	Canada	100	4,546	350	598
Gazit Gaia Limited	Jersey	100	161	394	—
Gazit Midas Limited	Jersey	100	1,569	1,356	—
Gazit Europe (Netherlands) B.V	Netherlands	100	17	331	—
Gazit Europe (Asia) B.V.	Netherlands	100	153	161	—
Gazit Globe Holdings (1992) Ltd.	Israel	100	(128)	297	—
G.G. Development Ltd.	Israel	100	105	—	—

*)	Owned via an inactive wholly-owned company, as well as directly by the Company.
**)	These amounts represent the principal of the credit facility and debentures for which unlimited guarantees have been provided. Utilization of this facility (including debentures) as of December 31, 2012 and 2011 amounted to NIS 417 million and NIS 708 million, respectively, see also Note 26b(3).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

o.	The applicable laws in some of the investee’s jurisdictions certain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. The Group does not consider any of these customary conditions to be a significant restriction.

p.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

NOTE 10: OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2012	2011
	NIS in millions
Loan held to maturity (1) (2) (3)	600	173
Loans to co-owners in development projects (4)	74	32
Tenants	8	8
Purchase contract deposits and related costs	—	24
Other non-current deposits (5) (6)	120	70
Governmental institutions	79	—
Others	2	1

	883	308
Less—current maturities	170	—

	713	308

*)	Represent an amount less than NIS 1 million.
(1)	A U.S.$ 45.0 million (NIS 170 million) mezzanine loan granted by EQY, secured by seven California shopping centers with an aggregate fair value of U.S.$ 272 million as of the loan grant day, subordinated to total U.S.$ 180 million loans secured by these properties. The loan matures in July 2013, subject to the borrower’s ability to extend the maturity date for three additional one year periods. The loan bears an annual Libor-based interest (9.21% at the reporting date).
(2)	A U.S.$ 95.0 million (NIS 355 million) loan purchased by EQY, secured by retail property, apartment building and assisted living facility (“the asset”). The loan bears annual interest of 5.0%, matures on January 15, 2014 and may be extended by another year. In addition, EQY entered into agreement to purchase the asset in consideration for $ 140 million at the date set in the agreement. The loan maturity date will be adjusted to the asset purchase date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: OTHER INVESTMENTS, LOANS AND RECEIVABLES (Cont.)

(3)	A C$ 19 million bond (NIS 71 million) held to maturity is used as collateral to a loan granted by FCR as part of a property acquisition. The Bond bears effective interest rate of 1.25% and matures in November 2014.
(4)	Loans and mortgages amounted to C$ 20 million (NIS 74 million) provided by FCR to co-owners in properties under development for their share in financing the development in these co-ownerships. The loans bear an average annual interest rate of 8.3%. The loans are secured by the partners’ rights in the properties.
(5)	Includes a non-interest bearing deposit of approximately U.S.$ 5 million (approximately NIS 19 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(4)).
(6)	Includes deposits of approximately NIS 93 million in favor of mortgage providers, in order to ensure performance of renovations and payment of property taxes on the mortgaged properties, so as to maintain their value, which partially bear annual interest rate at 0.3%—0.4%.

b.	Maturity dates

	December 31
	2012	2011
	NIS in millions
Year 1 - current maturities	170	—
Year 2	484	183
Year 3	40	10
Year 4	21	1
Year 5	97	9
Year 6 and thereafter	15	49
Undetermined	56	56

	883	308

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2012	2011
	NIS in millions
Shares traded in the U.S. and Canada	14	61
Traded debentures	—	6
Participating units in private equity funds (1) (2)	339	314

	353	381

Classified within current assets	14	67
Classified within non-current assets	339	314

	353	381

(1)	A wholly-owned U.S. subsidiary of the Company invested a total of approximately U.S.$ 3.6 million (NIS 14 million) in three American investment funds. As of the reporting date, the Company subsidiary’s outstanding investment commitment in these funds amounted to U.S.$ 1.1 million (NIS 4 million).

In addition, a wholly-owned Canadian subsidiary of the Company invested C$ 2.2 million (NIS 8 million) in a real estate investment fund.

(2)	In August 2007, the Company entered into an investment agreement with Hiref International LLC, an Indian real estate investment fund registered in Mauritius (the “Fund”). The Fund was established at the initiative and under the management of Housing Development Finance Corporation Limited (“HDFC”) group, one of the largest financial institutions in India. According to the investment agreement, the subsidiary will be one of four anchor investors in the Fund. According to the Fund’s articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund has received commitments amounting of U.S.$ 750 million and the Company has undertaken to invest an amount of approximately U.S.$ 110 million in the Fund. HDFC group will make a co-investment of approximately U.S.$ 50 million alongside the Fund. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2012, the Company’s outstanding investment commitment amounted to approximately U.S.$ 16 million (approximately NIS 59 million). As of December 31, 2012 approximately U.S.$ 13.3 million (NIS 50 million) were paid accumulatively to the Company resulting from projects realization by the Fund).

As of December 31, 2012, the Fund has investment agreements for 13 projects with a total investment of U.S.$ 528 million, of which it has invested U.S.$ 524 million.

The fair value of the investments is derived from the Fund’s Net Asset Value as presented in the Fund’s financial statements prepared according to IFRS, and amounts to NIS 318 million and NIS 292 million as of December 31, 2012 and 2011, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INVESTMENT PROPERTY

a.	Movement

	December 31
	2012	2011
	NIS in millions
Balance as of January 1	51,014	41,242
Acquisitions and capital expenditures	5,037	5,826
Initially consolidated investees	—	2,249
Transfer from investment property under development, net	375	942
Dispositions	(1,428)	(2,453)
Transfer to assets classified as held for sale	(927)	(616)
Transfer to inventory of buildings	—	(12)
Transfer to fixed assets	(22)	—
Valuation gains, net	1,736	1,470
Foreign exchange differences	(320)	2,366

Balance as of December 31	55,465	51,014

b.	Investment properties primarily consist of shopping centers, other retail sites and medical office buildings. The Group presents properties under redevelopment within investment property. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers (45% as of December 31, 2012 and 64% during 2012- in fair value terms) with recognized professional expertise and vast experience as to the location and category of the property being valued as well as by the Company’s management and internal professional appraisers. Fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method (“DCF”), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the “RICS”) Valuation standards (the “Red Book”) published by the RICS, in addition to the local rules of valuation. In 2012 approximately 1% of the investment property was appraised using the comparative method. The remainder of the valuation is based on the estimated future cash flows generated by the property from current lease contracts, which take into account the inherent risk of the cash flow, and using discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INVESTMENT PROPERTY (Cont.)

Following are the average cap rates implied in the valuations of the Group’s properties in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Israel
	%
December 31, 2012	6.8	6.0	6.3	7.5
December 31, 2011	6.9	6.3	6.4	7.5

c.	Following is a sensitivity analysis of the valuation to changes in the most significant assumptions underlying the valuation (effect on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Israel
December 31, 2012	NIS in millions
Increase of 25 basis points in the cap rate	(564)	(960)	(536)	(73)
Decrease of 25 basis point in the cap rate	609	1,044	550	77
Increase of 5% in NOI	786	1,205	696	113

d.	Ownership rights

As of December 31, 2012, ownership rights of the properties (excluding in Israel) are registered under the name of the investees, in accordance with the registration regulations in their respective countries of residence, except for 19 properties with aggregate fair value of NIS 4.2 billion held under operating lease (2011—13 properties valued at NIS 3.0 billion) and one property with aggregate fair value of NIS 240 million held under finance lease (2011—one property valued at NIS 243 billion).

Israeli subsidiaries hold five properties under capitalized land leases from the Israel Lands Administration with aggregate fair value of NIS 806 million (2011—five leased properties with a value of NIS 782 million). The leases expire between 2042 and 2058. The Group has an extension option for additional 49 years with respect to three of these properties.

As for liabilities relating to lease agreements of investment property, see Note 23.

e.	As for charges, see Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition

	December 31
	2012	2011
	NIS in millions
Balance as of January 1	2,198	2,266
Acquisitions and development costs	880	597
Transfers to investment property, net	(375)	(942)
Transfers to assets classified as held for sale	(8)	(18)
Transfer from inventory	—	30
Dispositions	(22)	(54)
Valuation gains, net	177	200
Foreign exchange differences	(44)	119

Balance as of December 31	2,806	2,198

Composition:
Land for future development	1,032	909
Investment property under development *)	1,774	1,289

	2,806	2,198

*)	Consists primarily of shopping centers and other retail sites.

b.	The fair value of investment property under development is determined based on market conditions, using the Residual Method based upon DCF, by the Group’s management and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued. The estimated fair value is based on the expected future cash flows from the completed project using yields adjusted for the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs of completion are deducted from the estimated value of the completed project, as above. All estimates are based on local market conditions existing at the reporting date.

Land for future development is measured at fair value, using primarily the Comparative Method, i.e. based on comparison data for similar properties in the vicinity with similar uses, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above.

When using the Comparative Method the Group and the external appraisers rely on market prices, applying necessary adjustments, to the extent that such information is available (62% of land valuations in fair value terms, as of the reporting date). However, when such information is not available, the Group uses valuation techniques (mainly the Residual Method) based on current market yields to which necessary adjustments are applied.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

As of December 31, 2012, the fair value of approximately 17% of the investment property under development and lands has been assessed by independent external appraisers (approximately 40% during 2012), and the remainder was performed internally using acceptable valuation techniques.

c.	During 2012, the Group capitalized to property under development borrowing costs amounting to NIS 117 million (in 2011—NIS 83 million) and direct incremental costs, including payroll expenses, amounting to NIS 43 million (in 2011—NIS 33 million).

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and lands that were appraised by Comparative Method (impact on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Israel
December 31, 2012	NIS in millions
Increase of 5% in expected project cost	(8)	(75)	(1)	(1)
Increase of 5% in expected NOI	—	89	—	—
Increase of 25 basis points in the cap rate	—	(75)	—	—
Decrease of 25 basis points in the cap rate	—	82	—	—

e.	As of December 31, 2012 and 2011, Israeli resident subsidiaries have two land plots under capitalized leases with a total value of NIS 79 million for periods of 49 years which expire between 2048-2055, with an extension option for an additional 49 years with respect to one land plot. Foreign subsidiaries hold three land plots under leasehold in aggregate value of NIS 57 million, similarly to 2011.

f.	As for charges, see Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- FIXED ASSETS, NET

Fixed assets include mainly office buildings partly in use by the Group companies, which are not defined as investment property, construction equipment and others.

a.	Movement

	December 31
	2012	2011
	NIS in millions
Cost:
Balance as of January 1	368	208
Acquisitions	49	34
Transfers to investment property, net	22	—
Disposals	(5)	(1)
Initially consolidated companies	—	122
Foreign exchange differences	(4)	5

Balance as of December 31	430	368

Accumulated depreciation:
Balance as of January 1	211	109
Depreciation	34	28
Disposals	(1)	(1)
Initially consolidated companies	—	70
Foreign exchange differences	(1)	5

Balance as of December 31	243	211

Depreciated cost as of December 31	187	157

b.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- GOODWILL AND OTHER INTANGIBLE ASSETS

Composition and movement

	Goodwill (1)	Brand name (2)	Order backlog (3)	Other		Total
	NIS in millions
Cost:
Balance as of January 1, 2011	246	—	—		14	260
Additions	22	15	80		8	125
Disposals	—	—	—		(15)	(15)
Foreign exchange differences	15	—	—		1	16

Balance as of December 31, 2011	283	15	80		8	386
Additions	—	—	—		3	3
Foreign exchange differences	1	—	—	*)	—	1

Balance as of December 31, 2012	284	15	80		11	390

Accumulated amortization and impairment losses:
Balance as of January 1, 2011	136	—	—		4	140
Amortization	—	1	32		6	39
Disposals	—	—	—		(8)	(8)
Impairment loss	38	—	—		—	38
Foreign Exchange differences	8	—	—	*)	—	8

Balance as of December 31, 2011	182	1	32		2	217
Amortization	—	1	48		5	54
Impairment loss	—	—	—		—	—
Foreign Exchange differences	2	—	—	*)	—	2

Balance as of December 31, 2012	184	2	80		7	273

Net carrying amount
As of December 31, 2012	100	13	—		4	117

As of December 31, 2011	101	14	48		6	169

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

(1)	Goodwill has been predominantly recognized due to the acquisition of non-controlling interests, as well as to the Group’s participation in share offerings by these companies, in transactions occurring before December 31, 2009 in EQY, FCR, CTY and also due to the acquisition of CapCo by EQY (see Note 9c(7)). Each of the above companies is considered a separate cash-generating unit (CGU) for impairment purposes and for each, the recoverable amount was determined as of the reporting date. In respect of FCR and EQY, the recoverable amount is determined based on the market price of the shares. The goodwill allocated to the investment in CTY, was adjusted for the difference between the carrying amount of the deferred tax liabilities arising on the investment properties and their economic value.

The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Total
	NIS in millions
December 31, 2012	51	5	44	100

December 31, 2011	52	5	44	101

(2)	A brand name recognized in a business combination which is attributed to the brand name “U. Dori” (in Israel). The brand name is amortized on a straight-line basis over 10 years according to its estimated useful life. The amortization is attributed to the general and administration expenses.
(3)	An Order Backlog which was recognized for projects of Dori Group that were performed during 2011 and 2012, reflected their economic value as of the acquisition date of Dori Group, and was fully amortized on a straight line basis through December 31, 2012. The amortization was attributed to the cost of building sold.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted average interest rate
		December 31	December 31
	Denomination	*) 2012	2012	2011
		%	NIS in millions
Credit from banks:	CPI Linked NIS	4.2	59	73
	Unlinked NIS *)	5.6	42	103
	U.S. $ *)	2.2	28	—
	C$ *)	1.0	62	35
Credit from financial institutions and others:	€ *)	1.1	160	242

Total short-term credit			351	453

*)	Floating interest.

b.	As for charges, see Note 29.

NOTE 17:- CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

		December 31
	Refer to	2012	2011
	Note	NIS in millions
Current maturities of debentures	20	827	1,315
Current maturities of convertible debentures	21	193	80
Current maturities of non-current liabilities	22	1,362	2,130

		2,382	3,525

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- TRADE PAYABLES

a.	Composition

	December 31
	2012	2011
	NIS in millions
Open accounts and accrued expenses	844	705
Checks payable	70	114

	914	819

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 37.

NOTE 19:- OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2012	2011
	NIS in millions
Interest payable	370	500
Government institutions	100	85
Deferred income and deposits from tenants	183	83
Employees	63	50
Dividend payable to non-controlling interests	87	65
Payables for real estate transactions	102	117
Warranty provision	20	16
Commitment to purchase marketable securities	62	77
Accrued expenses	91	88
Other payables	178	137

	1,256	1,218

b.	As for linkage basis of other accounts payable, see Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES

a.	Composition

	Item		Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2012	2011
		Denomination	NIS in millions	%	%	NIS in millions
Debentures (series A)		U.S.$	273	6.50	6.18	212	264
Debentures (series B)			€170	2.30	2.08	153	154
Debentures (series C) *)		Israeli CPI	1,022	4.95	4.88	1,251	1,387
Debentures (series D) *)	b1	Israeli CPI	2,069	5.10	5.02	2,421	2,173
Debentures (series E) *)		NIS	556	2.39	2.99	543	541
Debentures (series F) *)		NIS	854	6.40	6.73	847	1,414
Debentures (series I) *)		Israeli CPI	1,439	5.30	5.58	1,668	1,646
Debentures (series J)	b1,3	Israeli CPI	735	6.50	5.76	850	669
Debentures (series K)*)	b1	Israeli CPI	1,615	5.35	4.84	1,716	448
Non-listed debentures		Israeli CPI	—	5.65	5.84	—	12
Non-listed debentures of a wholly owned subsidiary		Israeli CPI	—	5.10	5.86	—	40
Non-listed debentures of a wholly owned subsidiary *)		Israeli CPI	50	4.57	4.98	59	58
EQY debentures	c	U.S.$	2,729	5.02	5.02	2,707	2,621
FCR debentures	d	C$	5,545	5.15	5.29	5,508	4,639
CTY debentures	e		€930	4.43	4.57	931	196
Dori Group debentures		Israeli CPI	329	7.20	6.92	361	332
Dori Group debentures		NIS	100	6.75	7.52	100	100

			18,416			19,327	16,694

Less—current maturities of debentures						827	1,315

						18,500	15,379

*)	As for cross- currency swap transactions entered in respect of part of the debentures, see Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

Maturity dates

	December 31, 2012
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
Denomination	NIS in millions
NIS	282	33	349	283	272	271	1,490
NIS linked to Israeli CPI	503	263	650	631	214	6,065	8,326
U.S.$	42	42	445	435	859	1,096	2,919
C$	—	577	469	—	937	3,525	5,508
	€—	246	51	51	736	—	1,084

	827	1,161	1,964	1,400	3,018	10,957	19,327

b.	Additional information on the Company’s debentures

1.	On January 22, 2012, the Company completed a private placement to institutional investors, of NIS 185 million par value debentures (Series D), by way of expansion of a listed series, along with 1.85 million non-listed call options exercisable by February 29, 2012 (the “expiration date”) into to NIS 222 million par value debentures (Series K), for an immediate consideration of NIS 226 million.

By the expiration date 1.84 million options were exercised to NIS 221 million par value debentures (Series K) for additional consideration of NIS 224 million.

On May 7, 2012, the Company completed a private placement to institutional investors, of NIS 130 million par value debentures (Series J), by way of expansion of a listed series, along with 2.6 million non-listed call options exercisable by June 14, 2012 (the “expiration date”) into NIS 260 million par value debentures (Series K), for immediate consideration of NIS 175 million.

By the expiration date, 600 thousand options were exercised into NIS 60 million par value debentures (Series K) for additional consideration of NIS 62.5 million. The remaining options were expired.

On December 13, 2012 the Company completed a private placement to institutional investors, of NIS 883 million par value debentures (series K), by way of expansion of listed series for consideration of NIS 991 million.

As part of the issuance of debentures (series K), the Company has undertaken to comply with the following covenants: shareholders equity (excluding non-controlling interests) of no less than U.S.$ 500 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount of at least the greater of (i) NIS 300 million, and (ii) 12.5% of its shareholders’ equity (excluding non-controlling interests), would trigger immediate redemption. As of the reporting date, the Company is in compliance with the above covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

2.	On May 15, 2012, S&P Maalot reaffirmed an ilA+ rating for all of the Company’s series of outstanding debentures and updated the outlook to stable.

3.	For a charge recorded to secure repayment of debentures (series J), see Note 29b.

c.	EQY debentures

1.	On October 25 2012, EQY completed a public offering of U.S.$ 300 million (NIS 1.1 billion) par value of unsecured debentures. The debentures bear fixed annual interest at the rate of 3.75% and mature in one payment on November 15, 2022.

EQY used the net proceeds of the offering to early redeem its U.S.$ 250 million (NIS 978 million) par value debentures that bears annual interest rate of 6.25% instead of the original redemption date in 2014. As a result of the early redemption, EQY recognized a loss from early redemption at amount of U.S.$ 29.6 million (NIS 114 million).

2.	On December 11, 2012, Moody’s upgraded EQY’s senior unsecured notes rating to Baa2 from Baa3 with a stable outlook.

d.	FCR debentures

1.	During 2012, FCR issued to the public in Canada C$ 475 million (NIS 1.8 billion) par value unsecured debentures (series N, O, P). The debentures bear annual interest rate of 3.95%-4.5% and mature in the years 2021-2022.

2.	On November 14, 2012 DBRS upgraded FCR’s senior unsecured debentures rating to BBB (HIGH) from BBB with a stable outlook.

In addition, on November 20, Moody’s upgraded FCR’s senior unsecured debentures rating to Baa2 from Baa3 with a stable outlook.

3.	On August 29, 2012, FCR redeemed C$ 97 million (NIS 371 million) par value of unsecured debentures (series D) instead of the original redemption date on April 1, 2013, in consideration for C$ 99.2 million (NIS 379 million) and the unpaid accrued interest.

4.	As for the issuance of debentures (series P), by FCR, by way expansion of listed series, subsequent to the reporting date, see Note 40a.

e.	CTY debentures

On May 4, 2012, CTY issued € 150 million (NIS 738 million) par value unsecured debentures. The debentures carry a fixed annual interest rate of 4.25% and mature on May 17, 2017.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- CONVERTIBLE DEBENTURES

a.	Composition

	Item		Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2012	2011
		Denomination	NIS in millions	%	%	NIS in millions
FCR (series A,B,C,D,E,F,G,H,I)	c	C$	1,270	*)5.19	*)6.53	1,197	1,056
CTY (series 2006)	d		€192	4.50	7.58	193	135
Dori Group (series B)			—			—	10

			1,462			1,390	1,201

Less—current maturities						193	80

						1,197	1,121

*)	Weighted average interest rate.

b.	Maturity dates

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
	NIS in millions
December 31, 2012
FCR (series C,D,E,F,G,H,I)	—	—	—	—	454	743	1,197
CTY (series 2006)	193	—	—	—	—	—	193

	193	—	—	—	454	743	1,390

c.	Additional information

Below is information about outstanding series of FCR unsecured convertible debentures, as of December 31, 2012:

Issue date/series	Denomination	Nominal interest rate	Effective interest rate	Conversion price per share	Outstanding par value amount	Year of final maturity
		%		C$	C$ millions
2009 D	C$	5.70	6.90	18.75	46.1	2017
2011 E	C$	5.40	6.90	22.62	57.5	2019
2011 F	C$	5.25	6.07	23.77	57.5	2019
2011 G	C$	5.25	6.68	23.25	50.0	2018
2012 H	C$	4.95	6.51	23.75	75.0	2017
2012 I	C$	4.75	6.19	26.75	52.5	2019

					338.6

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- CONVERTIBLE DEBENTURES (Cont.)

According to the terms of the convertible debentures (series D, E, F, G, H, I), FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares during the 20 trade days before repayments. In addition, FCR is entitled to repay the debentures prior to the maturity date under certain circumstances, either in cash or in Ordinary shares.

According to FCR policy as of the reporting date, repayment of principal and interest of all outstanding convertible debentures will be in FCR shares.

During 2012, FCR issued to the public in Canada C$ 127.5 million (NIS 478 million) par value unsecured convertible debentures (series H and I). The convertible debentures bears annual interest of 4.75%—4.95%, convertible to FCR shares at a price of C$ 23.75-27.75 per share at any day commencing the listing day and matures in 2017 and 2019.

On February 15, 2012, FCR redeemed the remaining C$ 19.3 million (NIS 72 million) par value of convertible debentures (series A and B) in consideration for its par value and the unpaid accrued interest, in exchange for the issuance of 1.1 million FCR shares, according the above mentioned terms.

On September 30, 2012 FCR redeemed the remaining par value of convertible debentures (series C) in consideration for its par value and unpaid accrued interest, in exchange for the issuance of 4.7 million FCR shares.

During 2012, FCR paid all of its convertible debentures interest payments through issuance of 1.1 million shares of FCR, according to its above mention right.

d.	As of December 31, 2012, there are € 39.75 million par value convertible debentures outstanding of CTY. The convertible price is € 4.05 per share. During 2012 CTY repurchased € 31.5 million par value of its subordinated convertible debentures in consideration for € 40.9 million (NIS 201 million), including convertible debenture that were held by the Company, as detailed below:

During August 2012, the Company sold its entire investment in CTY convertible debentures, totaling € 42 million (NIS 207 million) par value, in consideration for € 42.2 million (NIS 208 million) which include the sale of € 22 million par value to a third party and € 20 million par value to CTY as aforesaid.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS

a.	Composition

	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2012
Banks	346	222	6,428	5,199	4,888	2,851	44	19,978
Other financial institutions	—	—	—	286	531	—	—	817

	346	222	6,428	5,485	5,419	2,851	44	20,795
	18	—	854	209	152	128	1	1,362

	328	222	5,574	5,276	5,267	2,723	43	19,433

December 31, 2011	332	4	6,185	3,951	5,850	2,618	33	18,973

The composition of classification of loans by fixed or variable interest rate:

	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2012
Fixed interest rate	346	—	5,767	3,976	531	66	—	10,686

Weighted average effective interest rate (%)	3.3	—	5.0	5.3	5.5	3.9	—

Variable interest rate	—	222	661	1,509	4,888	2,785	44	10,109

Weighted average effective interest rate (%)	—	4.0	4.3	2.7	2.6	2.7	2.4

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

b.	Maturity dates

	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2012
Year 1- current maturities	18	—	854	209	152	128	1	1,362

Year 2	22	—	1,099	623	964	647	1	3,356
Year 3	304	35	913	915	1,757	161	1	4,086
Year 4	2	187	657	1,152	540	1,451	41	4,030
Year 5	—	—	323	297	969	—	—	1,589
Year 6 and thereafter	—	—	2,582	2,289	1,037	464	—	6,372

	328	222	5,574	5,276	5,267	2,723	43	19,433

	346	222	6,428	5,485	5,419	2,851	44	20,795

c.	As for charges, refer to Note 29.

d.	Contractual restrictions and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants, among which are the following:

1.	The Company

a)	Ratio of actual drawn credit to value of securities (mainly marketable securities of public subsidiaries of the Company) in the range of 47.5% to 91%.

b)	Minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net financial debt to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net financial debt to value of total assets, based on expended solo financial statements (the Company and other owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Ratio of equity attributable to equity holders of ATR to total assets of ATR shall not be less than 48.5%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	The Company’s average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

i)	Ratio of CTY’s equity (including equity loans, but excluding minority interests, the fair value of derivatives and the tax effect thereof) to CTY’s total assets shall not be less than 30%.

j)	Ratio of CTY’s EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

k)	Ratio of CTY shares used as collateral shall not be less than 30% from CTY’s share capital.

l)	The percentage of FCR’s shares pledged will be no less than 26% of FCR’s share capital and, if there is another holders of FCR’s shares who owns over 19.9% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%, moreover, the Company’s interests in FCR will be no less than 34% of FCR’s share capital and the percentage of FCR’s share pledged to the bank, on a diluted basis as defined in the agreement, shall be no less than 20%.

m)	Ratio of FCR’s net financial debt according to the portion of FCR shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

n)	Ratio of annual dividend from FCR shares held to secure a credit facility, to the interest expense on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, subject to shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%).

o)	Ratio of FCR’s EBITDA to FCR’s finance expenses shall not be less than 1.75.

p)	Ratio of FCR’s net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

q)	The ratio of EQY shares pledged or not pledged to any party shall not be less than 33% of EQY’s share capital on a fully diluted basis, and ratio of EQY shares used as collateral to bank shall not be less than 20% from EQY’s fully diluted share capital.

r)	Ratio of interest bearing liabilities to total assets on a consolidated basis shall not exceed 75%.

s)	Ratio of dividend from EQY shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters.

t)	Ratio of EQY’s interest bearing debt, with the addition of the utilized credit out of the total credit facility, to the proportion EQY’s real estate value (by the ratio of EQY’s shares that are pledged) shall not exceed 82.5%.

u)	In accumulation: (i) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s EBITDA shall not exceed 14; and (ii) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s NOI shall not exceed 13.

v)	Ratio of EQY’s EBITDA to EQY’s finance expenses shall not be less than 1.65.

w)	Ratio of actual drawn credit to value of securities (EQY’s shares by average of market value and net asset value) shall not exceed 70%.

2.	EQY

a)	Ratio of total liabilities to value of total assets shall not exceed 60%.

b)	Ratio of secured debt to value of total assets shall not exceed 40%.

c)	Ratio of mortgage receivables and mezzanine debt investments to total assets value shall not exceed 10%.

d)	Ratio of EBITDA to debt service (principal and interest payments) shall not be less than 1.50.

e)	Ratio of NOI from unpledged assets to interest on unsecured debt shall not be less than 1.85.

f)	Ratio of total non-income producing properties (relating to investment in vacant lands, properties under development, unconsolidated affiliates, equity securities of other entities and in mortgages) to total assets shall not exceed 35%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

g)	Ratio of unsecured debt to unsecured assets shall not exceed 60%.

h)	Tangible net worth shall not be less than approximately U.S.$ 1.5 billion plus 75% of the proceeds received from issuances of equity after September 2011.

i)	Total development and redevelopment budgeted costs shall be less than 20% of the total assets value.

3.	FCR

a)	Ratio of total debt to total assets shall not exceed 65%.

b)	Ratio of EBITDA to interest expense shall not be less than 1.65.

c)	Ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

d)	Adjusted equity shall not be less than approximately C$ 1.5 billion.

e)	Ratio of unpledged assets (excluding properties under development) to unsecured debts shall not be less than 1.3.

f)	Restriction of the amount invested in non–income producing properties (relating to investments in joint ventures and non-controlled properties, in mortgages and in construction).

g)	Ratio of secured debt to total assets shall not exceed 40%.

4.	CTY

a)	Ratio of shareholders’ equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

5.	GAA

a)	The ratio of debt outstanding to the market value of the pledged EQY shares shall not exceed 70%.

b)	The ratio of dividends paid from the pledged shares to total interest expenses shall not be less than 1.35.

c)	The equity (adjusted according to the market value of EQY’s shares) shall not be less than U.S.$ 30 million or 35% of the total value of the assets.

d)	The ratio of the equity, as defined in section c above, to the outstanding debt shall not be less than 55%.

6.	Gazit Development

Shareholders’ equity shall not be less than NIS 180 million linked to the Israeli CPI and the shareholders’ equity including owners loans shall not be less than 25% of total assets; debt coverage ratios and debt to value of collateral.

7.	Dori Group

With respect to their financial debt, Dori Group and its investees have undertaken to comply with the following principal financial covenants: a ratio of equity to total assets at Dori Group of no less than 15%, on the basis of consolidated financial statements; ratios of equity to total assets at Dori Group’s investees of no less than 10%-20%, on the basis of consolidated financial statements; the equity of U. Dori Construction Ltd. (“Dori Construction”) (excluding non-controlling interests) is to be no less than NIS 100 million; liquidity (cash and unutilized credit facilities) at Dori Construction and at its consolidated subsidiary is to be no less than NIS 40 million and NIS 30 million, respectively; a ratio of financial debt to Dori Construction’s capital of no more than 70%; a ratio of financial debt plus guarantees of no more than three times Dori Construction’s tangible capital; a ratio of debt to total assets at Dori Construction of no more than 30%; and an undertaking not to create a pledge on the assets of Dori Construction and/or transfer them to any third party.

8.	The Company’s investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios and ratio of NOI to debt among others.

Furthermore, in certain loan documents of the Company and its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, restructuring, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company, holding minimum interest in investees by the Company, service of certain officers etc.

As of December 31, 2012, the Company and its subsidiaries were in compliance with all the aforementioned covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:- OTHER FINANCIAL LIABILITIES

a.	Composition

	December 31
	2012	2011
	NIS in millions
Tenants’ security deposits (1)	46	110
Leasing liabilities for investment properties	90	66
Put option to acquire additional rights in joint ventures (2)	84	89
Deferred purchase price of investment property (3)	75	—
Other financial liabilities	51	12

	346	277

(1)	Tenants’ security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the US dollar, the Canadian dollar or the Euro.
(2)	EQY has rights in consolidated entities which own investment property, in which the other shareholders have a put option to sell to EQY their rights in these entities for cash. EQY account for such put options as financial liabilities measured at their fair value.
(3)	Deferred consideration in respect of the acquisition of a property by FCR which is expected to be settled in May 2014. The effective interest rate is 6.2%.

b.	As for the linkage basis of other financial liabilities, see Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:- EMPLOYEE BENEFIT LIABILITIES AND ASSETS

The Group provides post-employment benefit plans. The plans are generally financed by contributions to insurance companies and are classified both as defined contribution plans and as defined benefit plans, as follows:

a.	Under labor laws and severance pay laws in Israel, Germany and Brazil, the Group is required to pay compensation to employees upon dismissal or retirement in certain circumstances. The calculation of the Company’s employee benefit liability is made based on valid employment contracts and based on the employees’ salary which establishes the entitlement to receive the compensation.

Section 14 of the Severance Pay Law in Israel (1963) applies to part of the compensation payments, pursuant to which current contributions paid by the Group in pension funds and/or in form of insurance policies release the Group from any additional liability to employees for whom such contributions were made (defined contribution plan).

The Group accounts for that part of the postemployment benefit payments that are not covered by contributions, as described above, as a defined benefit plan for which an employee benefit liability is recognized using actuarial assumptions.

b.	The liabilities of subsidiaries in the U.S, Canada, Finland and Sweden, under the law prevailing in those countries, are normally financed by contributions to pension funds, social security, medical insurance, unemployment insurance and by payments which the employee bears (such as: insurance fees for disability insurance). Additional payments for sick leave, severance pay, vacation and others are at each subsidiary’s discretion, unless otherwise provided for in a specific employment contract.

c.	The amounts accrued in officers’ insurance policies, in other insurance policies and in provident funds on behalf of the employees and the related liabilities are not reflected in the statement of financial position as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the Group’s financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME

a.	Tax laws applicable to the Group’s in Israel

Income Tax (Inflationary Adjustments) Law, 1985

In accordance with the law, up until the end of tax year 2007, the results for tax purposes in Israel are adjusted for the changes in the Israeli CPI.

In February 2008, the Israeli parliament passed an amendment to the Inflationary Adjustments Law, which limits the application of the law to the effective from the year 2008 and thereafter. From 2008 onwards, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007.

1.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see section 4 below.

2.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another body of persons liable to corporate tax in Israel is not included in the computation of the Company’s taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas (direct credit). Excess direct credit may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect to implement an alternative under which corporate tax will be imposed (25% in 2012) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is given down to two tiers only and is subject to certain conditions. Excess indirect credit cannot be carried forward to future years.

3.	Capital gain/loss from sale of shares in subsidiaries

A real capital gain by the Company on the sale of its direct holdings in one or more of the foreign companies in the Group is taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

4.	Tax rates applicable to the Group companies in Israel

The rate of the Israeli corporate tax in 2010, 2011 and 2012 and thereafter was 25%, 24% and 25%, respectively. A body of persons is liable to tax on a real capital gain at the corporate tax rate applicable in the year of the sale.

b.	Taxation in the U.S.

Since January 1, 1995, due to the change in its tax status in the U.S. to that of a REIT, EQY has not recorded tax expenses on income in its financial statements with effect from that date, other than tax expenses recorded with respect to subsidiaries of EQY that do not have REIT status for tax purposes. The implication of this status is that income distributed to shareholders is exempted from tax. In order to maintain its status as a REIT, EQY is obligated, inter alia, to distribute at least 90% of its taxable income and apply the tax on the recipients.

To the best of the Company’s management knowledge, EQY operates as a REIT as of the date of these financial statements. As stated above, since EQY is required, among other things, to distribute its income to its shareholders in order to maintain its status as a REIT, the Company records a deferred tax liability in respect of temporary differences attributable to the investment in EQY based on the Group’s percentage interest in EQY (as of the reporting date—45.5%). If EQY is not considered a REIT, it will be subject to corporate tax at the normal rates in the U.S. and similarly, in this case, it may be that the recipient will be subject to additional tax in the U.S. upon the distribution of dividends (inter alia, by way of withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer’s percentage shareholding in EQY.

The remaining U.S. resident Group companies are subject to corporate tax at the normal rates in the U.S. (Federal tax at the rate of up to 35% and State and City taxes). Upon distribution of dividends from the U.S. to the company, reduced withholding tax at a rate of 12.5% applies in accordance with the tax treaty between Israel and the U.S., provided that the company holds at least 10% of the distributing company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

c.	Taxation in Canada

The taxable income of the Group companies is subject to effective corporate tax (Federal and Provincial) which ranges between 25% and 31%. This tax rate is expected to gradually decline by 2014, to a rate of between 25% and 29%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may not be taxable in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to the FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaty (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to a reduced withholding tax rate of 15%.

d.	Taxation in Finland

Corporate tax rate in Finland is 24.5%. Dividend withholding tax rate upon distribution from Finland to Israel is 5% pursuant to the treaty between Israel and Finland.

e.	Taxation in Germany

Generally, the corporate tax rate (including solidarity tax) in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law. Payment of interest to a foreign resident from Germany is exempt from tax in Germany according to the domestic law. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

f.	Taxation in Netherlands

A Dutch company is subject to a 25.5% corporate tax in the Netherlands. Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. In Netherlands it is expected that the participation exemption will apply on dividend income from Bulgaria. According to the treaty between Israel and Netherlands, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands.

g.	Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 26.3%. Tax rate for dividends distribution by a Swedish resident company under the domestic law is 30%. This rate decreases, pursuant to a treaty between Sweden and Finland, to 0% upon distribution of dividends to CTY, provided that the entity who receives the dividend is a resident for tax purposes in Finland that holds at least interest of 10% of the shares of the distributor.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

h.	Taxation in Brazil

The tax rate on companies in Brazil is 34%. The withholding tax rate upon dividend distribution from a Brazilian resident company is 0%, under domestic law provisions.

.i	Final tax assessments

The Company has received assessments deemed final through 2003 and its wholly owned subsidiaries in Israel have received tax assessments deemed final through 2008.

j.	Disputed tax assessments

In December 2009, the Company received a tax order with respect to the Company’s 2004 tax return. According to the tax order, the ITA claimed that the Company should allocate its gross finance, general and administrative expenses either to specific categories of income or based on the ratio of such income to the assets that generated them, as opposed to the Company’s position that these expenses are deductible without any allocation to a specific income. In January 2011, the Company received a tax order with respect to the Company’s 2005 tax return with similar claims made by the ITA in the tax order for 2004. The Company appealed the tax order for the years 2004-2005 to the Tel Aviv District Court. In addition, on January 21, 2013 the Company received a tax order with respect to the Company’s 2006 tax return with similar claims by the ITA with regards to tax years 2004-2005. The Company has also appealed the tax order for the year 2006.

If the ITA’s position was to be fully accepted with respect to the 2004, 2005 and 2006 tax years, the Company would recognize taxable income of NIS 5.5 million, NIS 93.6 million and NIS 53.4 million, respectively. In addition, tax operating losses of NIS 73.2 million, NIS 70 million and NIS 33.5 million, respectively, would be cancelled. As a result a nominal tax liability of NIS 360 thousand, NIS 31.8 million and NIS 16.5 million, respectively.

The Company continues to engage in discussions with the tax assessing officer with respect to the tax orders for 2004 through 2006.

If the ITA’s position is fully accepted, the Company would also be exposed to further tax liabilities with respect to years 2007 onwards, and other adjustments will apply in relation to the amount of losses and credits available for utilization in future years against future tax liabilities in Israel, as set forth in the tax orders received for the relevant years.

In the opinion of the Company and its advisors, the Company’s position, as reflected in the tax returns as filed by the Company in the respective years, is valid and well supported by the tax laws, relies on professional reason and on many relevant professional arguments. Thus, the Company believes that the ITA’s claims as reflected in the tax orders for the respective years should not be accepted. The Company estimates that the provision in its financial statements covers its exposure to the disputed tax assessments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

On August 5, 2012, an indirectly-owned subsidiary was issued tax orders for the years 2006-2010. According to the tax orders, the assessing officer has not allowed the Deduction of expenses in a total amount of approximately NIS 90 million for the years in the assessments, inter alia, with respect to finance expenses as well as other expenses. The subsidiary has lodged an appeal against these tax orders with the Central District Court. On February 21, 2013, an assessments agreement was signed between a subsidiary and the assessing officer pursuant to which the subsidiary will bear a tax liability of NIS 4.5 million, including interest and linkage, thereby closing the assessments for the 2006-2010 tax years. On March 18, 2013 the assessments agreement has been given validity of a court ruling. It should be noted that the assessments agreement does not cover the dispute with respect to the indirectly-held subsidiaries, as described below. The resolution of this issue is awaiting the ruling of the District Court. It should also be noted that the subsidiary is involved in an assessment process with the real estate taxes office in relation to the betterment amount included as part of the chargeable income for 2009. Accordingly, the assessments for 2009 and thereafter will be revised in accordance with the betterment amount that is to be determined either by agreement or through a court proceeding.

In June 2012, two indirectly-owned subsidiaries were issued with tax orders in relation to tax year 2007-2010 and 2008-2010, respectively, within the framework of which their claim to be House Property Companies as defined in Section 64 of the Ordinance was not accepted. Accordingly, the assessing officer has not allowed the gain that arose from the sale of a real estate asset by one of the companies in question to be set off against accumulated losses. Should the position of the ITA prevail in full, a nominal tax liability will be created for the subsidiary of approximately NIS 49.5 million.

The indirect subsidiaries have lodged appeals against these assessments with the Tel Aviv District Court. In the opinion of the subsidiary and its professional advisors, the position of the ITA, as reflected in the aforesaid demands, should not be accepted.

In the opinion of the subsidiary, the provision in the financial statements covers the exposure pertaining to the disputed tax assessments.

k.	Disputed VAT assessments

In June 2005, the Company was issued Value Added Tax (“VAT”) assessments for the years 2003 and 2004 and part of the years 2002 and 2005 pursuant to which the Israeli VAT Authorities limited the deduction of input VAT for such periods. The Company rejected all claims made by the VAT Authorities and appealed to the Tel Aviv District Court. The Company argued that the computation of the assessments and their reasoning are not consistent with the nature of the Company’s activity, and therefore there is no basis for the Company’s input VAT deduction to be limited. The District Court rejected the Company’s appeal and ruled that the Company’s activity, as well as that conducted by its investee companies, is primarily outside of Israel, and as such does not generate transactions that are liable to VAT. Therefore, the Company was permitted to deduct only 25% of the input VAT. The Company filed an appeal with the Supreme Court.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

On November 29, 2011, the Supreme Court handed down a consent judgment, whereby the Company’s appeal was accepted in part, and ruled that the Company should be permitted to deduct two thirds (66.6%) of the input VAT in the years under appeal, in accordance with Regulation 18(B)(2) of the VAT Regulations. The judgment noted that it is not binding for the following years, and is only relevant for the years under the appeal, due to the complexity of the deliberations that the State had found itself entangled in with regard to the appeal.

In March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, and in April 2010, the Company received VAT assessments for the period starting January 2008 through October 2009 (inclusive), in which the VAT Authorities limited input VAT deductions for these periods to a total of NIS 6 million and NIS 5.3 million, respectively, based on the similar arguments as referred to above, and others. The Company appealed these VAT assessments and the appeal filed by the Company was rejected.

The Company intends to appeal these rejections. The date for filing appeals with respect to 2006 and subsequent years (the “Subsequent Years”) was extended until June 6, 2013, in order to allow the parties time to examine the possibility of resolving the dispute between them concerning the Subsequent Years, outside the Court.

The Company estimates that the provision recognized in the financial statements covers its exposure with respect to the input VAT deduction.

l.	Carry-forward losses for tax purposes as of December 31, 2012

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward operating losses for tax purposes. With respect to the tax benefit associated with such losses, and with respect to other temporary differences, the Group has recognized deferred tax assets amounting to NIS 149 million (2011—NIS 129 million), which have been set off against deferred tax liability. As described above, the Company is holding discussions with the ITA regarding the tax assessments that may result in a reduction in these carry-forward losses.

Partly-owned Israeli resident subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 215 million. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 41 million (2011—NIS 75 million).

The Company’s Canadian resident subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 209 million, in respect of which deferred tax assets of approximately NIS 58 million (2011—NIS 178 million) were recognized, which have partially set off against deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2016-2032.

The Company’s wholly-owned U.S. resident subsidiary has carry-forward non deductible interest amounting to NIS 305 million, in respect of which deferred tax assets were recognized in the amount of NIS 121 million (2011—NIS 170 million), which have been set off against deferred tax liability. The non-deductible interest may be utilized with no time limit.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

The Company’s Finnish resident subsidiary and its subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 108 million (2011—NIS 96 million), for which deferred tax assets have not been recognized.

m.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment properties and depreciable fixed assets	Carry- forward losses	Others	Total
	NIS in millions
Balance as of January 1, 2010	(1,626)	196	19	(1,411)
Carried to foreign currency translation reserve	81	(3)	(5)	73
Amounts carried to other comprehensive income	—	—	(20)	(20)
Amounts carried to other capital reserves	62	(22)	—	40
Amounts carried to income statement	(379)	103	(82)	(358)

Balance as of December 31, 2010	(1,862)	274	(88)	(1,676)
Carried to foreign currency translation reserve	(97)	17	(2)	(82)
Amounts carried to other comprehensive income	—	—	51	51
Amounts carried to other capital reserves	62	(41)	(30)	(9)
Initially consolidated companies and increase in holding interest	(231)	36	(28)	(223)
Amounts carried to income statement	(452)	106	44	(302)

Balance as of December 31, 2011	(2,580)	392	(53)	(2,241)
Carried to foreign currency translation reserve	6	(3)	—	3
Amounts carried to other comprehensive income	—	—	33	33
Amounts carried to other capital reserves	(23)	16	—	(7)
Amounts carried to income statement	(494)	(178)	16	(656)

Balance as of December 31, 2012	(3,091)	227	(4)	(2,868)

The deferred taxes are calculated at tax rates ranging between 13.1% and 41.5% (the tax rates applicable at utilization including federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income in the next years.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

Deferred taxes are presented as follows

	December 31
	2012	2011
	NIS in millions
Within non-current assets	198	160
Within non-current liabilities	(3,066)	(2,401)

	(2,868)	(2,241)

n.	Taxes on income included in the income statements

	Year ended December 31
	2012	2011	2010
	NIS in millions
Current taxes *)	24	24	29
Taxes in respect of prior years	1	2	3
Deferred taxes	656	302	358

	681	328	390

*)	Current income taxes include withholding tax from interest paid by foreign subsidiaries to the Company, as well as current tax expenses of foreign subsidiaries.

o.	Taxes on income relates to other comprehensive income and to other equity items

	Year ended December 31
	2012	2011	2010
	NIS in millions
Gain (loss) on available-for-sale financial assets	(1)	(3)	2
Gain (loss) on cash flow hedging transactions	(32)	(48)	18

Total carried to other comprehensive income (loss)	(33)	(51)	20

Carried due to transactions with non-controlling interests and other equity items	7	(32)	(62)
Carried due to transactions with a controlling shareholder	—	41	22

Total carried to other equity items	7	9	(40)

	(26)	(42)	(20)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

p.	Below is reconciliation between the statutory tax rate and the effective tax rate:

	Year ended December 31
	2012	2011	2010
	NIS in millions
Income before taxes on income	3,215	2,381	2,079

Statutory tax rate	25%	24%	25%

Tax calculated using statutory tax rate	804	571	520
Increase (decrease) in taxes resulting from permanent differences—the tax effect:
Tax exempt income, income subject to special tax rates and non deductible expenses *)	(185)	(335)	(90)
Increase in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net	74	228	76
Taxes on non-controlling interest in a subsidiary qualifies as a REIT	(13)	(190)	(39)
Taxes with respect to prior years	1	2	3
Deferred taxes due to changes in tax rates	33	90	(26)
Taxes with respect to Group’s share of earnings of associates, net	(75)	(80)	(41)
Difference in tax rate applicable to income of foreign companies and other differences	42	42	(13)

Taxes on income	681	328	390

Effective tax rate	21.2%	13.8%	18.7%

*)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-13.1% expected to apply upon disposal of some of the Group’s properties, primarily in Canada.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders’ agreement between the Company and Alony-Hetz in connection with FCR

In January 2011, the Company and Alony-Hetz entered into a shareholders’ agreement that replaced the shareholders’ agreement from October 2000. The agreement includes provisions, among others, as to mutual support of appointment of directors on FCR’s Board (up to two directors by Alony-Hetz and all other directors by the Company), the grant of tag-along rights to Alony-Hetz upon the sale of FCR shares by the Company, the Company’s drag-along right to compel Alony-Hetz to participate in the sale of its shares in FCR, a right of either party to participate in acquiring additional securities of FCR, the Company’s right of first offer in the event of a sale of FCR shares by Alony-Hetz and Alony-Hetz’s undertaking to refrain from interfering in FCR’s management or attempting to acquire control of FCR, subject to certain conditions. It was also agreed that FCR’s Board of Directors shall not include more than 15 members.

The shareholders’ agreement is in effect until the earlier of the following: 10 years; once Alony-Hetz’s holdings in FCR shares decreases below 3% of the issued share capital of FCR; or the date on which the Company’s holdings in FCR decreases below 20%.

In January, 2013, the Company waived, under certain conditions, its right of first offer from Aloney-Hetz.

2.	Shareholders’ agreement in Gazit Development

According to the shareholders’ agreement, the Company invested in Gazit Development through shareholders’ loans granted to Gazit Development (loans that are subordinated to loans from third parties). As of December 31, 2012, the balance of the Company’s loans to Gazit Development totaled NIS 1,936 million. These loans are either linked to the Israeli CPI or denominated in Euro and bear annual interest at rates of between 3.30% and 7.17%.

In January 2013, Gazit Development signed a contract with a company wholly-owned by the CEO of Gazit Development, Mr. Ronen Ashkenazi, who owns 25% of Gazit Development, pursuant to which Mr. Ashkenazi will provide to Gazit Development management services for a period ending December 2016.

The Company’s wholly-owned U.S. resident subsidiary has carry-forward non deductible interest amounting to NIS 305 million, in respect of which deferred tax assets were recognized in the amount of NIS 121 million (2011—NIS 170 million), which have been set off against deferred tax liability. The non-deductible interest may be utilized with no time limit.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

3.	Shareholders’ agreement between the Company and CPI in connection with ATR

The Company and CPI (the “Investors”) have entered into a number of agreements regulating their relationships with regard to their investment in ATR, which include the following principles:

a)	Appointment of directors to the ATR Board is proportional to their interest in ATR shares, as it stands from time to time, based on specified thresholds. Since the Investors jointly own over 80 million ATR shares, they are entitled according to the agreements with ATR to appoint four directors in ATR. Based on their relative interests as of the approval date of these financial statements, each party may appoint two directors to the ATR Board. It was also agreed that subject to a minimal holding threshold (which is met as of the reporting date) of each of the investors, a consent of both sides is required for nominating the Chairman of the Board and the majority of the nomination committee’s members.

b)	The Investors undertook to vote jointly with the share issued to them pursuant to the investment agreements in ATR at the general meetings of ATR shareholders, and in case of disagreement—to vote against the relevant matter, for as long as each party owns at least 20 million ATR shares. Should one of the parties own less than 20 million ATR shares, and at the same time the other party owns more than 20 million ATR shares, the former would be required (subject to legal requirements) to vote as directed by the latter.

c)	As part of the agreements with respect to ATR, the Investors were granted consent rights with regard to highly significant decisions pertaining to ATR, including the appointment of ATR’s CEO (“the consent rights”). Decisions subject to the consent rights are to be made jointly by the Investors, for as long as each party owns at least 20 million ATR shares. Should any of the parties own less than 20 million shares, that party’s consent rights would be terminated.

d.	Provisions regarding a right of first offer between the investors in event of shares transfer of the shares issued to them as part of the investment agreements in ATR and investors consent while exceeding 50% interest in ATR by one of the investors.

4.	The Group has a lease agreement for an aircraft for business use by the Group’s executives. The lease is classified as an operating lease according to IAS 17. The annual lease payment is approximately U.S. $ 2.5 million. The lease agreement ends in May 2017. In addition, the Group entered into an agreement with a third party which will provide operating services for the aircraft in consideration for fixed annual service fees of approximately U.S.$ 0.9 million plus variable expenses based on the extent of use of the aircraft.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

5.	The Group’s companies have entered into operating lease agreements with tenants occupying their properties. The minimum future estimated lease receivables as of December 31, 2012 and 2011 are as follows:

	December 31
	2012	2011
	NIS in millions
Year 1	2,967	2,763
Year 2	2,650	2,478
Year 3	2,282	2,156
Year 4	1,928	1,815
Year 5	1,577	1,474
Year 6 and thereafter	6,946	6,012

Total	18,350	16,698

7.	As for engagements with related parties, see Note 38.

b.	Guarantees

1.	As of December 31, 2012, the Company’s subsidiaries are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of their business, in the aggregate amount of approximately NIS 774 million (December 31, 2011—approximately NIS 524 million).

2.	As of December 31, 2012 Dori Group and its subsidiaries provided guarantees as follows:

NIS in millions
Bank guarantees under the Apartments Sales Law in Israel	333
Bank guarantees to secure performance and quality of other construction works	430
Others	183

946

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

3.	The Company is a guarantor in unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company (see Note 9n) and for the repayment of non-listed debentures issued by a wholly-owned subsidiary. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks, in an unlimited amount.

4.	As for collaterals granted to secure the guarantees, see Note 29.

c.	Contingent liabilities for the completion of the construction and redevelopment of properties, investments in funds and others

1.	The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2012, totaled approximately NIS 834 million (December 31, 2011—NIS 849 million).

2.	The Group has a commitment to invest in investment funds, see Note 11.

3.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 361 million (December 31, 2011—NIS 300 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

d.	Legal claims

1.	Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results.

2.	In November 2010, a lawsuit, claiming to be recognized as a derivative action, in the amount of € 1.2 billion, was filed against the Company and other parties at a Jersey Island court. The lawsuit was filed by Meinl Bank (and another plaintiff), whose affiliates managed ATR and were shareholders prior to the Company’s acquisition of interests in ATR in August 2008, and which was a party to the agreement for investment in ATR. Among the other defendants in the lawsuit filed by Meinl Bank were the Company’s chairman of the board, who also serves as the chairman of ATR, the Company’s former CEO who served as a director in ATR, other board members of ATR, ATR itself, and CPI. The subject of the lawsuit was transactions executed between ATR and the Company and CPI during 2009, which the plaintiffs claimed were not in the best interest of ATR, caused it damages and resulted in unjust enrichment to the Company and CPI, and in which the defendants acted in violation of applicable law. It should be noted, that this lawsuit followed a claim filed by ATR in August 2010 in the High Court of Justice in England, against Meinl Bank and against its controlling shareholder, Julius Meinl and other affiliated parties, in an amount over € 2 billion, for losses such parties caused to ATR in connection with their management of ATR prior to the Company’s acquisition of interests in ATR.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

During the first quarter of 2011, Meinl Bank and others filed several requests and actions to the International Court of Arbitration in Paris and the District Court of Tel-Aviv-Jaffa against the aforementioned parties (all or part of), for matters relating to the above described claims.

On June 19, 2011, the Company announced that a settlement agreement had been signed between all the parties involved in the lawsuits referred to above, including the chairman of the Company’s board and the Company’s former President, as well as other investors in ATR, in relation to all the existing disputes between the parties and to settle all the lawsuits still outstanding between them. The settlement agreement does not prescribe that any payment whatsoever is to be made by any particular party to any other party with respect to alleged losses. The settlement agreement also prescribes that ATR and Meinl Bank should take steps to terminate certain business relationships that existed between them, including replacing Meinl Bank as the trustee for ATR’s debentures.

Notwithstanding the settlement and dismissal, the Company can provide no assurance that the Company or ATR will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl or by others. However, an independent committee of the ATR board comprising directors with no personal involvement in the derivative action has separately investigated the matters alleged in the derivative action. This committee, which established its own procedures and took independent legal advice, determined that there was no basis for the claims made against directors of ATR in the derivative action and no benefit to ATR in pursuing the action.

3.	As ATR noted in its financial reports as of December 31, 2011, there are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. ATR’s management believes a finding of liability on its part would be inappropriate. Accordingly, ATR intends to actively defend the proceedings.

In addition, ATR is involved in certain civil claims and regulatory investigations in Austria, in connection with securities transaction and related matters during 2006 and 2007, in a scope which is not material for the Company. It should be noted, that the Jersey Financial Service Commission found that there was no breach of Jersey Laws due to the aforementioned events.

4.	As for the Company’s disputed income tax and VAT assessments, refer to Note 25j and 25k above.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY

a.	Composition

	December 31, 2012			December 31, 2011			January 1, 2011
	Authorized	Issued and outstanding		Authorized	Issued and outstanding		Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	*)	166,294,246	500,000,000	*)	165,868,103	200,000,000	*)	155,413,817

*)	Of which NIS 1,046,993 par value shares are held in treasury by the Company.

b.	Movement in issued and outstanding share capital

	2012	2011	2010
	Number of shares
Balance as of January 1	165,868,103	155,413,817	139,811,803
Exercise of share options (employees and officers)	426,143	104,286	125,824
Issue of shares	—	10,350,000	15,476,190

Balance as of December 31	166,294,246	165,868,103	155,413,817

c.	The Ordinary shares of NIS 1 par value each confer upon the holders the right to receive dividends, the right to receive share distributions and the right to distributions of the Company’s assets in the event of liquidation, whether voluntary or in any other manner. Each share confers one voting right. The shares are traded on the Tel-Aviv Stock Exchange and on the New-York Stock Exchange (NYSE).

d.	On December 14, 2011 the Company published a prospectus to the public in the U.S. for initial public offering of 10,350,000 ordinary shares in consideration for U.S.$ 93.2 million (NIS 350 million). After deducting the underwriting discounts and commissions and the offering expenses, the proceeds from the offering amounted to U.S.$ 81.6 million (NIS 313 million). The number of shares offered included the underwriters’ option to purchase additional 1.35 million shares at the offering price that was exercised on December 16, 2011. The offering closed on December 19, 2011.

Norstar Group purchased, as part of the offering 2.5 million ordinary shares of the Company, for a total consideration of U.S.$ 22.5 million (NIS 86 million).

e.	On November 4, 2010, the Company completed a public offering of approximately 15.5 million Ordinary shares for a gross consideration of NIS 650 million (NIS 637 million net of issuance expenses). Norstar Group purchased as part of the offering 2 million shares in consideration of NIS 83 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY (Cont.)

f.	Composition of other capital reserves:

	Year ended December 31
	2012	2011	2010
	NIS in millions
Available-for-sale financial assets	19	(20)	16
Transactions with controlling shareholder	147	147	83
Transactions with non-controlling interests	77	53	110
Share-based payment	11	23	24
Revaluation reserve of cash flow hedges	(199)	(151)	(86)
Revaluation reserve of fixed assets	5	98	70
Revaluation reserve with respect of business combination achieved in stages	—	—	3

	60	150	220

g.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2012	2011	2010
	NIS in millions
Exchange differences on translation of foreign operations	(426)	1,137	(1,267)
Transfer to income statement with respect to disposal of foreign operations	3	12	—
Group’s share in equity-accounted investees	9	2	(6)

	(414)	1,151	(1,273)

Gain (loss) with respect to cash flow hedges	(128)	(183)	62
Transfer to income statement with respect to cash flow hedges	8	7	5
Group’s share in equity-accounted investees	(12)	(11)	—
Tax effect	32	48	(18)

	(100)	(139)	49

Income (loss) with respect to available-for-sale financial assets	39	(35)	37
Transfer to income statement with respect to available-for-sale financial assets	(3)	(7)	(23)
Tax effect	1	3	(2)

	37	(39)	12

Revaluation gain on fixed assets in jointly controlled entity	10	28	17

Total other comprehensive income (loss)	(467)	1,001	(1,195)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY (Cont.)

h.	Composition of non-controlling interests

	Year ended December 31
	2012	2011	2010
	NIS in millions
Share in equity of subsidiaries *)	14,590	12,108	9,060
Share options, warrants and capital reserve from share-based payment in subsidiaries	154	158	100
Conversion option proceeds in subsidiaries	56	52	45

	14,800	12,318	9,205

*)	Including capital reserves and acquisition-date fair value adjustments.

i.	Dividends

1.	During November, 2012 the Company’s board of directors approved an update for the dividend distribution policy for 2013, which accordingly the dividend to be declared in 2013 would not be less than NIS 0.43 per share each quarter (NIS 1.72 per share on an annualized basis), subject to the existence of sufficient distributable earnings and other customary conditions.

2.	During 2012, the Company declared and paid dividends in the total amount of approximately NIS 264 million (NIS 1.60 per share) (2011—NIS 241 million (NIS 1.56 per share), 2010—NIS 211 million (NIS 1.48 per share)).

3.	On 19, 2013 the Company declared a dividend in the amount of NIS 0.43 per share (a total of approximately NIS 71 million), payable on April 21, 2013 to the shareholders of the Company on April 7, 2013.

j.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, that is, the excess of fair value of its assets over its liabilities. The Company manages its capital in the currencies of the different markets in which it operates and at similar levels to the ratio of assets in a particular currency to total assets.

The Company manages its capital in order to ensure broad economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY (Cont.)

The Company’s Board of directors determined the optimal capital ratios that will provide adequate return for the shareholders at a risk which it defines as low. From time to time the Company’s Board authorized a deviation from the capital ratio that the Board deems appropriate when the Company’s management makes significant investments, while simultaneously setting targets for the restoration of appropriate ratios within a reasonable time.

Over the years, the Company and its subsidiaries have raised equity capital on a regular basis in the markets in which they operate. In 2012, the Group raised a total of approximately NIS 2,224 million, in 2011—NIS 1,498 million and in 2010—NIS 2,165 million.

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of extended “stand alone” basis with reference to the capital of its listed subsidiaries presented at equity method, and also based on cash flow ratios.

NOTE 28:- SHARE-BASED COMPENSATION

a.	In July 2005, the Company adopted a share-based compensation plan for employees and officers of the Company based on section 102 of the Income Tax Ordinance, based on the capital gain alternative with a trustee. In addition, between the years 2002-2010, the Company had a share-based compensation plan for the Board of directors.

b.	The following table presents the movement in number of the Company’s share options and their weighted average exercise price:

	2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	2,207,402	35.33	3,436,467	37.41
Share options forfeited	—	—	(17,600)	38.04
Share options exercised	(1,326,902)	34.45	(892,365)	45.10
Share options expired	(61,600)	48.76	(319,100)	50.31

Share options at end of year	818,900	36.12	2,207,402	35.33

Share options exercisable at end of year	220,400	35.71	1,024,092	35.22

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:- SHARE-BASED COMPENSATION (Cont.)

c.	The expenses recognized in the income statement for the above share options in 2012, 2011 and 2010 amounted to NIS 3.9 million, NIS 7.2 million and NIS 13.2 million, respectively.

d.	Cash-settled transactions

Several employees and officers of a wholly-owned subsidiary of the Company (see Note 38) are entitled to cash compensation, based on the price of the Company’s shares (phantom options or “units”). The vesting period of the units is three or four years, as applicable, in equal installments, starting one year from the units’ grant date.

The following table presents the movement in the number of units and their weighted average exercise price:

	2012		2011
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
		NIS		NIS
Units at beginning of year	318,233	37.63	383,000	38.46
Units forfeited	(60,000)	38.90	—	—
Units exercised	(118,216)	35.48	(28,767)	32.20
Units expired	(21,267)	38.93	(36,000)	50.00

Units at end of year	118,750	38.90	318,233	37.63

Units exercisable at end of year	16,500	38.90	126,575	36.66

The carrying amount of the liability relating to the aforementioned remuneration plan as of December 31, 2012 is NIS 1 million (2011—NIS 2 million).

Expenses (income) recognized in the income statement for the above cash remuneration in 2012, 2011 and 2010 amounted to NIS (0.6) million, NIS (0.8) million and NIS 2.1 million, respectively.

e.	On December 4, 2011 the Company’s Board of directors approved a new Share Incentive Plan (the “Plan”). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 4.5 million of the Company’s shares, subject various tax consequences and tax regimes.

f.	As for the grant of share options, Restricted share units and Performance Share Units subsequent to the reporting date, see Note 40e.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:- CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group’s liabilities, including guarantees provided by banks in favor of other parties, the Group’s rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2012	2011
	NIS in millions
Short-term loans and credit	293	453
Non-current liabilities (including current maturities)	13,128	13,530
Debentures (including current maturities)	850	669

	14,271	14,652

b.	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on five real estate properties which are owned by Gazit Development and whose total value as of the reporting date is approximately NIS 1,109 million.

NOTE 30:- RENTAL INCOME

During the years 2010-2012, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, see Note 39.

NOTE 31:- PROPERTY OPERATING EXPENSES

	Year ended December 31
	2012	2011	2010
	NIS in millions
Salaries and related expenses	96	77	67
Property tax and other fees	672	583	519
Maintenance and repairs	421	387	351
Utilities	259	239	201
Insurance and security	127	109	97
Others	130	127	106

	1,705	1,522	1,341

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32:-	REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONSTRUCTION WORKS PERFORMED

	Year ended December 31
	2012	2011	2010
	NIS in millions
a. Revenues
Revenues from sale of buildings and land	200	14	—
Revenues from construction contracts	1,549	987	—

	1,749	1,001	—

b. Cost of revenues by revenue sources
Cost of sale of buildings and land	181	18	—
Cost of revenues from construction contracts	1,484	949	—

	1,665	967	—

c. Cost of revenues by expense components
Land	46	10	—
Materials	450	220	—
Subcontractors	925	628	—
Salaries and related expenses	119	69	—
Depreciation	5	3	—
Fair value upon acquisition amortization and others	120	37	—

	1,665	967	—

NOTE 33:- GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2012	2011	2010
	NIS in millions
Salaries and management fees (1)	397	469	355
Professional fees	86	85	70
Depreciation	29	25	20
Sales and marketing	7	6	4
Other (including office maintenance) (2)	129	148	120

	648	733	569

(1)	As for salaries and management fees to related parties, see Note 38.
(2)	Net of income management fees from related party, see Note 38a.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34:- OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2012	2011	2010
	NIS in millions
Gain from realization of associate	4	—	—
Capital gain on assets disposal	21	—	13
Gain from bargain purchase (Notes 9g and 9m)	134	102	—
Others	5	13	8

	164	115	21

b.	Other expenses

	Year ended December 31
	2012	2011	2010
	NIS in millions
Loss from decrease in holding interest, net	4	1	4
Capital loss on assets disposal	26	64	—
Impairment of goodwill	—	38	42
Impairment of other assets	7	7	—
Other	10	—	—

	47	110	46

NOTE 35:- FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2012	2011	2010
	NIS in millions
Finance expenses on debentures	1,050	979	885
Finance expenses on convertible debentures	99	68	59
Finance expenses on loans from financial institutions and others	1,013	1,015	915
Revaluation of derivatives *)	—	190	—
Loss from early redemption of debentures (Note 20c)	147	14	4
Exchange rate differences and other finance expenses	37	36	15
Finance expenses capitalized to real estate under development	(132)	(105)	(114)

	2,214	2,197	1,764

*)	Primarily from swap transactions.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:- FINANCE EXPENSES AND INCOME (Cont.)

b.	Finance income:

	Year ended December 31
	2012	2011	2010
	NIS in millions
Gain from investments in securities, net	28	11	49
Dividend income	6	8	13
Interest income from investees	5	2	7
Interest income	63	51	16
Revaluation of derivatives *)	13	—	425
Exchange rate differences	5	—	7
Revaluation of warrants	—	—	8

	120	72	525

*)	Primarily from swap transactions.

NOTE 36:- NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2012		2011		2010
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	164,912	956	154,456	718	141,150	832

Effect of dilutive potential ordinary shares	104	(34)	327	(52)	237	(2)

For the calculation of diluted net earnings per share	165,016	922	154,783	666	141,387	830

For details in respect of the outstanding warrants and stock options of the Company’s investees, refer to Note 9c(3), 9d(3), 9f(3) and 9g(4) and for convertible debentures issued by investees, refer to Note 21.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS

a.	Financial risk factors

Group’s global operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group’s comprehensive risk management strategy focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance. The Group uses, among others, financial derivatives in order to hedge certain exposures to risks.

The following is additional information about market risks and their management:

1.	Foreign currency risk

The Group operates in a large number of countries, therefore it is exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies, mainly to the .U.S dollar, the Canadian dollar and the Euro. Some of the Group companies’ transactions are performed in currency other than their functional currency. The Group’s policy is to maintain a high correlation between the currency in which its assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risk. As part of this policy, the Group enters into cross currency swap transactions with respect to the liabilities, for details refer to d. below.

2.	CPI risk

The Group has loans from banks and issued debentures linked to changes in the Consumer Price Index (“CPI”) in Israel. The Group also has deposits which are linked to changes in the CPI. For the sum of financial instruments linked to the CPI, with respect to which the Group is exposed to changes in the CPI, which part were hedged with cross currency swaps—refer to sections d. and f. below.

3.	Interest rate risk

Liabilities that bear floating interest rates expose the Group to cash flow risk and liabilities that bear fix interest rates expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to d. below). As of the reporting date, 87% of the Group’s long-term liabilities (73% excluding interest rate swaps) bear fixed interest (as of December 31, 2011—81%, 69% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, see also Notes 20 to 22.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

4.	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2012 is NIS 101 million (December 31, 2011—NIS 164 million). This exposure is not hedged.

5.	Credit risk

The financial strength of the Group’s customers has an effect on its results. The Group is not exposed to significant concentration of credit risks. The Group regularly evaluates the quality of the customers and the scope of credit extended to its customers. Accordingly, the Group provides for doubtful debts based on the credit risk in respect of certain customers.

Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that such parties will fail to meet their obligations is remote as they are financially sound.

6.	Liquidity risk

The Group’s policy is to maintain a certain balance between long-term financing, among others mortgages, bank loans and debentures to flexibility through the use of revolving lines of credit for period up to 5 years, in which the Group can utilize credit for short-term periods. For additional details regarding the maturity dates of the Group’s financial liabilities, see e. below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

	December 31, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount		Fair value
	NIS in millions
Financial assets
Non-current deposits and loans		713	703		308	300

Financial liabilities
Debentures		19,327	21,036		16,694	17,604
Convertible debentures	*)	1,390	1,504	*)	1,201	1,320
Interest-bearing loans from financial institutions and others		20,795	21,324		21,103	22,289

		41,512	43,864		38,998	41,213

Total financial liabilities, net		(40,799)	(43,161)		(38,690)	(40,913)

*)	Excluding the conversion component which is presented in non-controlling interests, in the total of approximately NIS 56 million (2011—approximately NIS 52 million).

The carrying amount of the financial instruments that are classified as current assets and current liabilities approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models such as DCF which considers the present value of future cash flows discounted at the interest rate, which according to Company’s management and external valuators estimates reflects the risk implicit in the financial instrument on balance sheet date. For the purpose of such estimation, the Company uses, among others, interest quotations provided by known financial institutions.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

c.	Classification of financial instruments by fair value hierarchy

Financial instruments measured at fair value in the financial statements are classified, by classes having similar characteristics, to the following fair value hierarchy, determined in accordance with the source of data used in determination of their fair value:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2:	Data other than quoted prices included in level 1, which may be directly or indirectly observed.

Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

		December 31, 2012
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets measured at fair value
Financial assets at fair value through profit or loss:
Shares	4b	69	—	—
Participation certificates in trust funds	4b	18	—	—
Hedging financial derivatives	37d	—	1,010	—
Available-for-sale financial assets:
Shares	11	14	—	—
Participation certificates in equity funds *)	11	—	—	339

		101	1,010	339

Financial liabilities measured at fair value
Financial liabilities at fair value through profit or loss:
Hedging financial derivatives	37d	—	484	—
Non-hedging financial derivatives	19	62	—	—
Liabilities due to put options to non-controlling interests **)		—	—	84

		62	484	84

In 2012, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

*)	In 2012, the revaluation carried to translation capital reserve due to available for sale financial assets of the equity funds amounted to NIS 39 million. In addition there was an investment return at amount of NIS 6 million.
**)	In 2012, the revaluation of the Put options amounted to NIS 2 million and additional NIS 2 million carried to translation reserve.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

d.	Financial derivatives

The following table present information about cross currency swaps, interest rate swaps, forward contracts and call options:

Transaction type	Denomination	Outstanding notional amount - NIS in millions		Linkage basis/Interest receivable	Linkage basis /Interest payable	Remaining average effective duration	Fair value - NIS in millions
		31.12.12	31.12.11				31.12.12	31.12.11
Cross currency swaps
	Euro-NIS	1,456	661	CPI linked, 4.40%-5.10%	Fixed, 5.10%-6.36%	6.2	160	160
		260	270	CPI linked, 4.95%-5.59%	Variable L+1.35%-1.85%	5.3	146	140
		330	440	nominal, 6.0%-6.83%	Fixed, 3.98%-5.06%	2.5	45	66
	U.S.$-NIS	50	50	CPI linked, 4.57%	Fixed 5.97%	1.8	20	19
		475	475	CPI linked, 4.75%	Variable, L+1.16%-1.17%	6.2	298	275
		240	320	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	2.5	19	21
		150	150	Telbor + 0.7%	Fixed 3.53%	4.5	8	12
	C$-NIS	374	384	CPI linked, 4.60%-4.95%	Fixed, 5.51%-6.07%	5.5	111	96
		320	335	CPI linked, 4.40%-4.95%	Variable, L + 0.94%-1.35%	5.1	155	155
		120	160	nominal, 6.4%	Variable, L + 1.08%	2.5	6	11
		114	152	nominal, 6.0%	Fixed, 2.95%-3.15%	2.5	14	20
		100	100	Telbor + 0.7%	Fixed 3.37%	4.5	4	7
		250	250	Telbor + 0.7%	Variable, L + 1.04%	4.5	19	30
	BRL-NIS	273	—	CPI Linked 2.60%	Brazil CPI linked 3.45%-3.79%	5	(3)	—
Interest rate swaps fixed/variable
	U.S.$	1,120	191	Variable	Fixed	5.5	(33)	(9)
	C$	324	37	Variable	Fixed	8.9	(9)	(6)
		€3,067	3,102	Variable	Fixed	3.8	(287)	(210)
	Swedish Krona	2,500	2,414	Variable	Fixed	3.0	(152)	(122)
Forward contracts
	Different currencies	3,870	1,326			Less than one year	5	2
Call options
	U.S.$—NIS	500	500			0.6	—	5
	Canadian government bonds	—	280			—	—	(15)

							526	657

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	2012	2011
	NIS in millions
Current assets	81	84
Non-current assets	929	937
Current liabilities	(12)	(25)
Non-current liabilities	(472)	(339)

	526	657

e.	Liquidity risk

The table below presents the maturity schedule of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2012

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	351	—	—	—	351
Trade payables	914	—	—	—	914
Other accounts payable	1,086	—	—	—	1,086
Debentures	1,827	4,942	6,117	12,296	25,182
Convertible debentures	271	132	576	868	1,847
Interest-bearing loans from financial institutions and others	2,452	8,662	6,356	6,959	24,429
Hedging financial derivatives, net	75	104	(33)	(514)	(368)
Other financial liabilities	159	155	196	232	742

	7,135	13,995	13,212	19,841	54,183

December 31, 2011

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	453	—	—	—	453
Trade payables	819	—	—	—	819
Other accounts payable	1,172	—	—	—	1,172
Debentures	2,389	5,029	4,464	9,821	21,703
Convertible debentures	80	277	126	1,218	1,701
Interest-bearing loans from financial institutions and others	3,449	10,228	7,340	4,264	25,281
Hedging financial derivatives, net	10	14	(78)	(544)	(598)
Other financial liabilities	529	107	180	206	1,022

	8,901	15,655	12,032	14,965	51,553

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

f.	Linkage terms of monetary balances

	December 31, 2012
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	14	296	273	703	328	69	—	1,683
Short-term investments and loans	89	216	230	3	—	—	—	538
Trade and other accounts receivable	13	72	87	65	603	53	82	975
Long-term investments and loans	143	551	148	2	10	2	—	856

Total monetary assets	259	1,135	738	773	941	124	82	4,052
Other financial assets (1)	—	—	—	—	—	—	1,450	1,450
Other assets (2)	—	16,265	26,483	13,276	3,338	5,883	315	65,560

Total assets	259	17,400	27,221	14,049	4,279	6,007	1,847	71,062

Liabilities:
Short-term credit from banks and others	59	28	62	160	42	—	—	351
Trade payables and other accounts payable	165	219	650	180	715	188	105	2,222
Liabilities attributable to assets held for sale	—	12	156	—	—	—	—	168
Debentures (3) (4) (5)	8,325	2,919	5,508	1,086	1,489	—	—	19,327
Convertible debentures	—	—	1,197	193	—	—	—	1,390
Interest-bearing loans from financial institutions and others	346	5,485	6,428	5,419	222	2,895	—	20,795
Other financial liabilities	2	65	158	30	—	6	85	346
Employee benefit liabilities, net	—	1	—	—	6	—	—	7

Total financial liabilities	8,897	8,729	14,159	7,068	2,474	3,089	190	44,606
Other liabilities (1)	—	—	—	—	—	—	3,807	3,807

Total liabilities	8,897	8,729	14,159	7,068	2,474	3,089	3,997	48,413

Assets, net of liabilities	(8,638)	8,671	13,062	6,981	1,805	2,918	(2,150)	22,649

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above.
(4)	With respect to NIS 8,325 million linked to the Israeli CPI, the Company has NIS 3,555 million of cross currency swaps.
(5)	With respect to NIS 1,489 million unlinked NIS, the Company has NIS 1,304 million of cross currency swaps.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2011
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	117	199	131	461	527	104	—	1,539
Short-term investments and loans	—	465	188	4	113	—	—	770
Trade and other accounts receivable	384	126	72	64	21	111	183	961
Long-term investments and loans	147	238	66	—	3	—	—	454

Total monetary assets	648	1,028	457	529	664	215	183	3,724
Other financial assets (1)	—	—	—	—	—	—	1,499	1,499
Other assets (2)	—	14,769	22,910	12,548	2,547	5,330	1,272	59,376

Total assets	648	15,797	23,367	13,077	3,211	5,545	2,954	64,599

Liabilities:
Short-term credit from banks and others	36	—	35	242	140	—	—	453
Trade payables and other accounts payable	350	227	444	171	571	65	262	2,090
Liabilities attributable to assets held for sale	—	103	—	—	—	—	—	103
Debentures (3) (4) (5)	6,766	2,884	4,639	350	2,055	—	—	16,694
Convertible debentures	10	—	1,056	135	—	—	—	1,201
Interest-bearing loans from financial institutions and others	349	4,521	6,923	6,077	5	3,241	(13)	21,103
Other financial liabilities	3	48	103	34	—	—	89	277
Employee benefit liabilities, net	—	2	—	—	6	—	—	8

Total financial liabilities	7,514	7,785	13,200	7,009	2,777	3,306	338	41,929
Other monetary liabilities (1)	—	—	—	—	—	—	3,042	3,042

Total liabilities	7,514	7,785	13,200	7,009	2,777	3,306	3,380	44,971

Assets, net of liabilities	(6,866)	8,012	10,167	6,068	434	2,239	(426)	19,628

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above.
(4)	With respect to NIS 6,766 million linked to the Israeli CPI, the Company has NIS 2,495 million of cross currency swaps.
(5)	With respect to NIS 2,055 million unlinked NIS, the Company has NIS 1,572 million of cross currency swaps.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

g.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
31.12.2012	(21)	(14)	(32)	(3)
31.12.2011	(14)	(22)	(34)	(2)

	Sensitivity analysis to relative changes in price of marketable securities on the stock exchange
	+20%	+10%	-10%	-20%
	NIS in millions
Effect on equity before tax
Investment in marketable securities classified as available-for-sale financial instruments:
31.12.2012 (fair value—NIS 14 million)	3	1	(1)	(3)
31.12.2011 (fair value—NIS 67 million)	13	7	(7)	(13)
Effect on pre-tax income (loss)
Investment in marketable securities designated at fair value through profit or loss:
31.12.2012 (fair value—NIS 87 million)	17	9	(9)	(17)
31.12.2011 (fair value—NIS 97 million)	19	10	(10)	(19)

	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2012	(169)	(85)	85	169
31.12.2011	(141)	(70)	70	141

	Sensitivity analysis for financial derivatives- absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2012	87	43	(44)	(88)
31.12.2011	61	30	(30)	(61)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
Effect on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2012
Change in exchange rate of €	(234)	(115)	114	227
Change in exchange rate of U.S.$	(85)	(42)	42	85
Change in exchange rate of C$	(130)	(65)	65	130
31.12.2011
Change in exchange rate of €	(160)	(80)	79	159
Change in exchange rate of U.S.$	(95)	(47)	47	94
Change in exchange rate of C$	(152)	(75)	75	151

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
2012
Change in interest on €	248	129	(119)	(152)
Change in interest on U.S.$	33	17	(9)	(9)
Change in interest on C$	60	31	(33)	(58)
Change in interest on Swedish crown	172	88	(93)	(121)
Change in nominal interest on NIS	(47)	(24)	25	46
Change in real interest on NIS	(488)	(252)	267	557
2011
Change in interest on €	141	73	(78)	(147)
Change in interest on U.S.$	44	23	(22)	(25)
Change in interest on C$	69	14	(14)	(28)
Change in interest on Swedish crown	203	104	(111)	(208)
Change in nominal interest on NIS	(68)	(34)	36	73
Change in real interest on NIS	(344)	(179)	194	406

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax equity (accounting hedge)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2012
Change in interest on €	184	95	(54)	(54)
Change in interest on U.S.$	101	52	(53)	(55)
Change in interest on C$	44	23	(25)	(52)
31.12.2011
Change in interest on €	197	101	(108)	(182)
Change in interest on C$	47	23	(23)	(47)

Sensitivity analysis and main assumptions

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity analysis presents the gain or loss or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The examination of risk factors and the financial assets and liabilities were determined based on the materiality of the exposure in relation to each risk assuming that all the other variables remain constant. The sensitivity analysis refers to a potential increase in the relevant variables at rates that the Company deemed appropriate, as the case may be. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated.

In addition:

1.	The sensitivity analysis for changes in interest rates was performed on long-term liabilities with variable interest.

2.	According to the Company’s policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial instruments to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income and expenses

	Year ended December 31
	2012	2011	2010
	NIS in millions
Finance income on a loan to related party	—	0.01	0.1

Management fees from the parent company (1)	1.4	0.2	0.2

Interest income from investees	5	2	7

Management fees from jointly controlled entity (ATR)	—	2	2

(1)	See section e below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

b.	Other expenses and payments

	Year ended December 31
	2012		2011		2010
	Number of people	NIS in millions	Number of people	NIS in millions	Number of people	NIS in millions
Directors’ fees (1)	7	2.3	5	1.6	5	1.4

Salaries and related expenses, see (2) and (3) below	4	25.3	4	28.4	4	34.3

(1)	Includes issuance of share options to directors until 2010.
(2)	As for the employment terms (including share based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board and the Company’s President, see details below.
(3)	In 2011 the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 43.4 million and NIS 17.4 million, respectively, and in 2010, the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 58.8 million and NIS 23.5 million, respectively, of the bonus to which they were entitled pursuant to their respective employment agreements.

The waiver of bonus by the Chairman of the Board in the respective years, net of the respective tax, including the waiver of the compensation due to the expiry of the employment agreement as detailed in section c(1)a below, were recognized as general and administrative expenses on the one hand, and as a contribution to equity under capital reserves on the other hand. The amounts in the table above exclude the salary waived by the Chairman of the Board.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	Employment agreements

1.	Chairman of the Board of Directors, Mr. Chaim Katzman

a)	On November 15, 2011, the employment agreement between the Company and Mr. Katzman, which was approved on February 2000, expired. The expiry of the agreement was due to provisions enacted as part of the Companies Law (Amendment No. 16), 2011, relating to the required approval – once every three years – of engagements between a public company and its controlling shareholder, with respect to the terms of appointment and employment. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Katzman was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 in total amount of approximately NIS 60 million. However, Mr. Katzman has notified the Company that he had waived his right to the aforesaid payment in full.

It is hereby clarified that, despite the expiration of the agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company’s Board of Directors. The Company is taking steps to formulate new employment and compensation arrangements with Mr. Katzman, in light of the considerable importance it ascribes to his continued employment with the Company.

b)	In August 2010, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party announces. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY’s compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also set forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled upon termination.

Concurrently, the parties entered into an agreement according to which 380,000 restricted shares were granted to Mr. Katzman, at a share price of U.S.$ 16.72. These shares are vested over four years commencing on January 1, 2011 and ending on December 31, 2014, in unequal installments in accordance with the terms of the agreement.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c)	Mr. Katzman and FCR entered into an agreement, pursuant to which, as long as he serves as the chairman of FCR’s Board, he is entitled to an annual remuneration at amount of C$ 500 thousand plus annual issuances of restricted units that are convertible to FCR’s shares in value of C$ 500 thousand. The agreement with FCR also provides for payments in case of termination of the contract due to change in control in FCR.

d)	According to advisory agreement with ATR, Mr. Katzman, ATR’s Chairman of the Board is entitled to a monthly remuneration of € 46 thousand due to advisory services and recovery of expenses from ATR for 2012.

In addition, in August 2012 Mr. Katzman was granted 127 thousands share options with exercise price of € 3.63 over vesting period of 3 years commencing the grant date.

e)	For 2012, Mr. Katzman is entitled for director’s remuneration in amount of € 175 thousand for his services as CTY’s chairman of the Board.

2.	Vice Chairman of the Company’s Board of Directors, Mr. Dori Segal

a)	On November 15, 2011, the employment agreement with Mr. Segal which was approved on 2004 expired. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Segal was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 amounting to NIS 24.5 million. However, Mr. Segal has notified the Company that he had waived his right to the aforesaid payment in full.

It is hereby clarified that despite the expiration of the agreement, Mr. Segal continues to fulfill his duties as Executive Vice-Chairman of the Company’s Board of Directors. The Company is taking steps to formulate new employment and compensation arrangements with Mr. Segal in light of the considerable importance it ascribes to his continued employment with the Company.

b)	Mr. Segal, who also serves as FCR’s President and CEO, entered into an employment agreement with FCR, effective October 2001 (which was amended from time to time and recently in 2007), pursuant to which, he is entitled to an annual compensation of C$ 695 thousand as well as to reimbursement of expenses with respect to his position. In respect of 2012, Mr. Segal’s total salary cost was C$ 749 thousand. The above employment agreement is for an unlimited period. According to the agreement, Mr. Segal is also entitled to annual bonuses and to participate in FCR’s compensation plans, including share compensation. For 2012, Mr. Segal is entitled to an annual bonus of C$ 695 thousand.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

According to his agreement, Mr. Segal is entitled every year to equity instrument compensation. In 2011, 45 thousand restricted units convertible into 45 thousand FCR shares were issued to Mr. Segal for no consideration, based on the price of C$ 15.82 per share at the grant date.

In addition, On April 2012, Mr. Segal was granted 100 thousand share options convertible into 100 thousand FCR shares at an exercise price of C$ 17.9 per share, which are exercisable through April 2022. The fair value of each share option on the grant date, based on the binomial model, is approximately C$ 1.51.

c)	Mr. Dori Segal receives for his services on EQY’s Board restricted shares each year (for 2012—3,300 shares at the average price per share at the grant date of U.S.$ 18.42). For 2012, Mr. Segal also received directors’ fees of U.S.$ 62.5 thousand in cash.

d)	For his service on CTY’s Board that ended in 2012, Mr. Segal received fees of € 26 thousand.

e)	Within the framework of Mr. Dori Segal’s terms of service as a director of GAA, Mr. Segal was entitled to convert the directors’ cash remuneration to which he was entitled into deferred share units. With respect to 2012, Mr. Segal was entitled to directors’ remuneration of approximately C$ 24 thousand, of which C$ 9.5 thousand was converted into 2,001 deferred share units. Within the framework of the arrangement finalized between the Company and GAA for the acquisition of all the share capital and securities convertible into GAA shares (refer to Note 9e), the Company acquired from Mr. Segal all the deferred share units and also the 180 thousand share options granted to Mr. Segal by GAA in June 2010, for a total consideration of approximately C$ 356 thousand.

3.	Deputy Chairman of the Board, Mr. Arie Mientkavich

According to an agreement with Mr. Mientkavich which was approved by the Company’s shareholders in June 2005, as extended in May 2009, Mr. Mientkavich is employed as the Deputy Chairman of the Board for a four-year period which ends on April 30, 2013, at 50% of a full time position and for the monthly payment (gross) of NIS 80 thousand, linked to the CPI (as of December 31, 2012), plus associated benefits.

As part of the employment agreement, the Deputy Chairman was granted 400 thousand share options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 21.67, linked to the Israeli CPI and subject to certain adjustment over vesting period of four years in four equal installments. The fair value of each share option at the grant date according to the binomial is NIS 10.4.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

On March, 2013, the Company’s Compensation Committee and Board of Directors approved an annual bonus to Mr. Mientkavich with respect to 2012 amounting to NIS 500 thousand. The bonus is subject to the approval of the Company’s general shareholders’ meeting.

4.	Company’s President, Mr. Aharon Soffer

Mr. Soffer’s terms of employment as the Company’s President, pursuant to the four years employment agreement from December 2009, include a monthly salary of NIS 134.3 thousand (as of December 31, 2012), linked to the CPI, plus associated customary benefits and annual bonus at amount of up to 100% of his yearly salary.

Pursuant to the employment agreement the Company granted Mr. Soffer 760 thousand share options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 35.67, linked to the Israeli CPI and subject to adjustments over vesting period of four years in four equal installments. The fair value of each share option at the grant date according to the binomial model is NIS 13.3.

With respect to share-based payment settled in cash (see Note 28d) and following an exercise notice given by Mr. Soffer for the remaining units outstanding, he was paid in 2012 NIS 343 thousand (in 2011 Mr. Soffer was paid NIS 352 thousand for units’ exercise).

For his services as a director in ATR, Mr. Soffer is entitled to director fees in the amount of € 33 thousand for 2012. Such fees are fully transferred to the Company.

For his services as Vice Chairman of the Board of GAA until August 2012, Mr. Soffer was entitled to equity and cash remuneration, which was fully transferred to the Company.

On March, 2013, the Company’s Compensation Committee and Board of Directors approved an annual bonus to Mr. Soffer with respect to 2012, amounting to NIS 1.6 million. Total of NIS 480 thousands of this bonus, which represent 30% of the bonus and that was approved according to the Board’s discretion pursuant to Mr. Soffer employment agreement, is subject to the approval of the Company’s general shareholders’ meeting.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

d.	Entering into an agreement with Norstar

On January 26 2012, the Company’s shareholders meeting approved entering into an agreement with Norstar (the “Gazit-Norstar Agreement”) with respect to the following matters:

1.	Amending the management agreement with Norstar, which expired on November 15, 2011, pursuant to which Norstar will pay the Company monthly payment of NIS 105 thousands linked to the Israeli CPI including VAT for various management services. The Gazit-Norstar Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

2.	Amending the existing non-competition provisions between the Company and Norstar Group in the following manner: Norstar has undertaken that, so long as Norstar Group continues to be the Company’s controlling shareholder and so long as the Company is engaged, as its principal business, in the field of shopping centers and medical office buildings, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity, except for holding up to 5% of the share capital of such companies listed on a stock exchange in Israel or abroad. With regard to business in a real estate field other than shopping centers and medical office buildings, Norstar has undertaken to grant the Company the right of first offer.

3.	In light of the Company’s shares offering on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Gazit-Norstar Agreement.

f.	Balances with related parties

	December 31
	2012	2011
	NIS in millions
Loans to entities accounted for using the equity method (Note 9a)	143	146

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION

a.	General

According to the “management approach”, as defined in IFRS 8, the Group operates in several operating segments, five of which meet the definition of “reportable segment” (as presented in the table below). The segments are identified both on the basis of geographical location of the income producing properties and on the basis of the nature of the business activity, as appropriate. Company’s management evaluates the segment results separately in order to allocate the resources and asses the segment performance which, in certain cases, differ from the measurements used in the consolidated financial statements, as described below. Financial expenses, financial income and taxes on income are managed on a group basis and, therefore, were not allocated to the different segment activities.

Other segments include, among others, activities that meet the qualitative criteria of an “operating segment” in accordance with IFRS 8 as they constitute the entity’s business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company’s management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: medical office buildings sector in United States (ProMed), shopping centers and lands in Israel, Germany, Brazil and Bulgaria.

b.	Financial information by operating segments

Year ended December 31, 2012

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,256	2,237	1,185	1,324	1,749	565	(1,318)	6,998

Segment results:
Gross profit (4)	587	1,426	803	898	84	396	(566)	3,628
Depreciation and amortization (4)	333	11	6	6	6	4	(332)	34
Share in earnings of investees	3	28	1	—	8	60	199	299
Operating income (5)	339	1,319	694	718	27	351	1,861	5,309
Segment assets:
Operating assets (6)	11,555	26,707	13,518	13,831	1,357	6,393	(7,012)	66,349
Investments in investees	269	142	4	7	350	110	3,831	4,713

Total assets	11,824	26,849	13,522	13,838	1,707	6,503	(3,181)	71,062

Investments in non-current assets (7)	1,489	3,520	802	308	10	145	(308)	5,966

Segment liabilities (8)	237	420	356	628	884	110	45,778	48,413

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments

Year ended December 31, 2011

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,045	1,893	1,081	1,198	1,356	509	(1,363)	5,719

Segment results:
Gross profit (4)	449	1,223	720	771	59	371	(363)	3,230
Depreciation and amortization (4)	301	8	5	6	5	9	(267)	67
Share in earnings of investees	17	14	1	—	66	10	226	334
Operating income (5)	335	1,151	584	711	137	142	1,446	4,506
Segment assets:
Operating assets (6)	10,970	22,219	12,695	13,773	1,314	7,113	(7,875)	60,209
Investments in investees	192	127	3	—	366	209	3,493	4,390

Total assets	11,162	22,346	12,698	13,773	1,680	7,322	(4,382)	64,599

Investments in non-current assets (7)	3,793	2,475	1,077	2,336	7	1,360	(2,342)	8,706

Segment liabilities (8)	203	342	229	463	585	114	43,035	44,971

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

Year ended December 31, 2010

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(6)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,065	1,718	971	1,068	1,180	394	(2,249)	4,147

Segment results:
Gross profit (4)	519	1,114	631	666	102	286	(512)	2,806
Depreciation and amortization (4)	251	7	4	—	4	7	(253)	20
Share in earnings of investees	—	29	—	—	3	12	127	171
Operating income (5)	321	1,065	530	468	59	119	756	3,318

c.	Geographical information

External revenues

	Year ended December 31
	2012	2011	2010
	NIS in millions
U.S.	1,448	1,190	1,191
Canada	2,292	1,948	1,733
Northern and Western Europe	1,268	1,161	1,048
Central-Eastern Europe	1,327	1,201	1,072
Israel	1,949	1,192	1,334
Other	31	34	16
Reconciliations (1) (3)	(1,317)	(1,007)	(2,247)

Total	6,998	5,719	4,147

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

Location of non-current operating assets (7)

	December 31
	2012	2011
	NIS in millions
U.S.	13,232	12,614
Canada	25,301	22,459
Northern and Western Europe	14,304	13,442
Central-Eastern Europe	13,932	13,888
Israel	2,683	2,606
Other	523	517
Other non-current operating assets and reconciliations (1) (6)	(4,485)	(5,856)

Total non- current assets	65,490	59,670

d.	Notes to segment information

1.	The relevant data for the analysis and allocation of resources to the shopping centers in the U.S. is based on financial statements which have been prepared in accordance with accounting principles in the U.S. (U.S. GAAP) (“EQY accounts”).

2.	In light of the adoption of IFRS 11, jointly controlled entities are accounted for according to the equity method, while previously they were accounted for according to the proportionate consolidation method.

Therefore, the information of the segment “shopping centers in central-eastern Europe” that was included in the past according to ATR’s proportionate share, is now included in segments information after IFRS 11 adoption at its full value and offset against the “Adjustments for consolidated” column.

Similarly, information of Acad that was initially consolidated in the financial statement of the second quarter of 2011, is included in the segment “Initiation and performance of construction works” at its full value for the first quarter of 2011 and for the year 2010, in which Acad was accounted for by the equity method, and offset against the “Adjustments for consolidated” column.

3.	The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented in EQY accounts as revenues from discontinued operations, proportionate consolidation of EQY in joint ventures, elimination of ATR’s and Acad’s results and other IFRS adjustments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

4.	The reconciliations to the consolidated in the gross profit item include the effect of the reconciliations to revenues, as mentioned above, and cancellation of depreciation and amortization expenses which were recognized in EQY accounts.

5.	Adjustments for consolidation under Operating Income include, in addition to section 4 above, goodwill impairment, gain from revaluation of investment property not included in segment reporting, amounting to NIS 1,913 million, NIS 1,670 million and NIS 935 for 2012, 2011 and 2010, respectively. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 75 million, NIS 188 million and NIS 197 million and unallocated net other income (expense) of approximately NIS 239 million, NIS (283) million and NIS 9 million, for 2012, 2011 and 2010, respectively.

6.	Includes current operating assets, investment property, property under development fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill and fair value adjustments of investment property mainly in EQY and cancellation of ATR’s and Acad’s assets as mentioned above.

7.	Non-current assets include mainly fixed assets, investment property, investment property under development and non-current inventory.

8.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

NOTE 40:- EVENTS AFTER THE REPORTING DATE

a.	On January 14, 2013 FCR completed a public offering in Canada of C$ 100 million (NIS 375 million) par value unsecured (series P), by way of expansion of a listed series. The debentures bear fixed annual interest rate of 3.95% and mature on December 5, 2022.

b.	After the reporting date, the Company purchased additional 2 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchases, the Company’s interest in CTY increased to 49.4% and the Company is expected to recognize an equity increase at an amount of NIS 12 million which will be carried to capital reserve from transactions with non-controlling interests.

c.	On January 17, 2013 CTY completed, together with Canada Pension Plan Investment Board (“CPPIB”), the purchase of shopping center in Stockholm, Sweden, at a price of € 530 million (NIS 2,608 million). CTY and CPPIB will each own 50% of the shopping center which constitute a joint venture and will be accounted for using the equity method. The purchase was financed by CTY and CPPIB with a secured 5 years loan of € 265 million (NIS 1,304 million), (CTY share in the loan is 50%) and with equity.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:- EVENTS AFTER THE REPORTING DATE (Cont.)

d.	On March 7, 2013 CTY completed a right issuance to CTY’s shareholders of approximately 114.4 million shares, which represent 35% of CTY’s total share capital and voting rights, in consideration for € 200 million (NIS 985 million).

In the aforesaid rights issue, the Company purchased approximately 56.1 million shares in consideration for € 98.1 million (NIS 483 million). There was no material change in the Company’s interest in CTY due to the rights issuance.

e.	In February 2013, the Company’s compensation committee and the Board of Directors approved a grant of approximately 522 thousands non tradable and non listed share options, 95 thousands Restricted Share Units (“RSUs”) and 112 thousands Performance Share Units (“PSUs”) to six officers of the Company and 24 employees (the “grantees”), according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance. The value of all the equity Instruments granted at the grant day totalled to NIS 13.9 million.

Each share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 48.647 (which was calculated at the share’s average price on the stock exchange in the 30 days prior to the grant date), linked to the Israeli CPI and subject to adjustments for share distributions, rights issue and dividends distribution. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the date of grant of the options, and the options expire 4 years after the date of grant. In the event of the grantee’s termination of employment with the Company, the exercisable options that were not exercised within 90 days from the grant date shall expire. In certain cases, the grantees are entitled to acceleration of the vesting period. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 13.3. The option fair value was calculated using standard deviation of 33.73%, risk free interest rate of 0.22% and share price of NIS 48.6.

Each RSUs and PSUs are exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the date of grant of the RSUs. The fair value of each RSU on the grant date is approximately NIS 47.64.

The PSUs (which were granted to officers only) vest over three years in one instalment from the date of grant and are subject to a general yield (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the date of the grant. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date. The fair value of each PSU on the grant date, based on Black-Scholes model is approximately NIS 21.6. The PSU fair value was calculated using standard deviation of 28.83%, risk free interest rate of 0% and share price of NIS 47.6.

f.	On February 19, 2013, FCR completed a public offering in Canada of C$ 57.5 million (NIS 216 million) par value unsecured convertible debentures. The convertible debentures bear annual interest rate of 4.45% and are convertible into FCR shares for C$ 26.75–C$ 27.75 (subject to the date of conversion) per share on each day after their listing for trade and payable on February 28, 2020.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE  41:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FIANACIAL STATEMENTS

In the consolidated statements of financial position as of December 31, 2011

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,961	(422)	—	1,539
Short-term deposits and loans	807	(37)	—	770
Marketable securities at fair value through profit or loss	97	—	—	97
Available-for-sale financial assets	67	—	—	67
Financial derivatives	84	—	—	84
Trade receivables	714	(58)	—	656
Other accounts receivable	331	(40)	—	291
Inventory of buildings and apartments for sale	1,128	(431)	—	697
Current tax receivable	18	(4)	—	14

	5,207	(992)	—	4,215
Assets classified as held for sale	714	—	—	714

	5,921	(992)	—	4,929

NON-CURRENT ASSETS
Equity- accounted investees	166	4,224	—	4,390
Other investments, loans and receivables	408	(100)	—	308
Available-for-sale financial assets	314	—	—	314
Financial derivatives	937	—	—	937
Investment property	54,627	(3,613)	—	51,014
Investment property under development	3,219	(1,021)	—	2,198
Non-current inventory	52	(29)	—	23
Fixed assets, net	751	(594)	—	157
Goodwill	101	—	—	101
Other intangible assets, net	69	(1)	—	68
Deferred taxes	167	(7)	—	160

	60,811	(1,141)	—	59,670

	66,732	(2,133)	—	64,599

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

	As previously reported		Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others		497	(44)	—		453
Current maturities of non-current liabilities		3,629	(104)	—		3,525
Financial derivatives		25	—	—		25
Trade payables		851	(32)	—		819
Other accounts payable		1,340	(122)	—		1,218
Advances from customers and buyers of apartments		380	(103)	—		277
Current tax payable		54	(1)	—		53

		6,776	(406)	—		6,370
Liabilities attributable to assets held for sale		103	—	—		103

		6,879	(406)	—		6,473

NON-CURRENT LIABILITIES
Debentures		15,782	(403)	—		15,379
Convertible debentures		1,121	—	—		1,121
Interest-bearing loans from financial institutions and others		19,899	(926)	—		18,973
Financial derivatives		353	(14)	—		339
Other financial liabilities		382	(105)	—		277
Employee benefit liability, net		8	—	—		8
Deferred taxes		2,924	(183)	(340)		2,401

		40,469	(1,631)	(340)		38,498

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital		218	—	—		218
Share premium		3,787	—	—		3,787
Retained earnings		3,737	1	166		3,904
Foreign currency translation reserve		(734)	—	6		(728)
Other reserves		149	—	1		150
Loans granted to purchase shares of the Company	*)	—	—	—	*)	—
Treasury shares		(21)	—	—		(21)

		7,136	1	173		7,310
Non-controlling interests		12,248	(97)	167		12,318

Total equity		19,384	(96)	340		19,628

		66,732	(2,133)	—		64,599

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of financial position as of January 1, 2011

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,321	(629)	—	692
Short-term deposits and loans	254	(104)	—	150
Marketable securities at fair value through profit or loss	58	(8)	—	50
Available-for-sale financial assets	42	—	—	42
Financial derivatives	111	(1)	—	110
Trade receivables	344	(218)	—	126
Other accounts receivable	245	(43)	—	202
Inventory of buildings and apartments for sale	383	(383)	—	—
Current tax receivable	73	(5)	—	68

	2,831	(1,391)	—	1,440
Assets classified as held for sale	251	(201)	—	50

	3,082	(1,592)	—	1,490

NON-CURRENT ASSETS
Equity- accounted investees	67	3,627	—	3,694
Other investments, loans and receivables	281	(164)	—	117
Available-for-sale financial assets	218	—	—	218
Financial derivatives	1,087	—	—	1,087
Investment property	43,634	(2,392)	—	41,242
Investment property under development	3,296	(1,030)	—	2,266
Non-current inventory	17	(17)	—	—
Fixed assets, net	633	(534)	—	99
Goodwill	119	(9)	—	110
Other intangible assets, net	17	(7)	—	10
Deferred taxes	99	(24)	—	75

	49,468	(550)	—	48,918

	52,550	(2,142)	—	50,408

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	242	(151)	—	91
Current maturities of non-current liabilities	3,043	(324)	—	2,719
Financial derivatives	37	—	—	37
Trade payables	515	(213)	—	302
Other accounts payable	996	(154)	—	842
Advances from customers and buyers of apartments	80	(80)	—	—
Current tax payable	38	(5)	—	33

	4,951	(927)	—	4,024
Liabilities attributable to assets held for sale	43	(43)	—	—

	4,994	(970)	—	4,024

NON-CURRENT LIABILITIES
Debentures	14,255	(487)	—	13,768
Convertible debentures	788	(49)	—	739
Interest-bearing loans from financial institutions and others	14,969	(325)	—	14,644
Financial derivatives	128	—	—	128
Other financial liabilities	214	(53)	—	161
Employee benefit liability, net	4	(2)	—	2
Deferred taxes	2,029	(123)	(155)	1,751

	32,387	(1,039)	(155)	31,193

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	208	—	—	208
Share premium	3,474	—	—	3,474
Retained earnings	3,348	(5)	79	3,422
Foreign currency translation reserve	(1,312)	—	(1)	(1,313)
Other reserves	222	(1)	(1)	220
Loans granted to purchase shares of the Company	(4)	—	—	(4)
Treasury shares	(21)	—	—	(21)

	5,915	(6)	77	5,986
Non-controlling interests	9,254	(127)	78	9,205

Total equity	15,169	(133)	155	15,191

	52,550	(2,142)	—	50,408

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the year ended December 31, 2011

	As previously reported		Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions (except for per share data)
Rental income		5,239	(521)	—	4,718
Property operating expenses		1,740	(218)	—	1,522

Net operating rental income		3,499	(303)	—	3,196

Revenues from sale of buildings, land and construction works performed		1,257	(256)	—	1,001
Cost of buildings sold, land and construction works performed		1,199	(232)	—	967

Gross profit from sale of buildings, land and construction works performed		58	(24)	—	34

Gross profit		3,557	(327)	—	3,230
Fair value gain from investment property and investment property under development, net		1,803	(133)	—	1,670
General and administrative expenses		(830)	97	—	(733)
Other income		160	(45)	—	115
Other expenses		(62)	(48)	—	(110)
Group’s share in earnings (losses) of equity- accounted investees, net		40	294	—	334

Operating income		4,668	(162)	—	4,506
Finance expenses	*)	(2,304)	107	—	(2,197)
Finance income		79	(7)	—	72
Decrease in value of financial investments	*)	(14)	14	—	—

Profit before taxes on income		2,429	(48)	—	2,381
Taxes on income		545	(45)	(172)	328

Net income		1,884	(3)	172	2,053

Attributable to:
Equity holders of the Company		626	6	87	719
Non-controlling interests		1,258	(9)	85	1,334

		1,884	(3)	172	2,053

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings		4.05	0.05	0.55	4.65

Diluted net earnings		3.75	0.04	0.51	4.30

*)	Reclassified.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the year ended December 31, 2010

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions (except for per share data)
Rental income	4,596	(449)	—	4,147
Property operating expenses	1,551	(210)	—	1,341

Net operating rental income	3,045	(239)	—	2,806

Revenues from sale of buildings, land and construction works performed	691	(691)	—	—
Cost of buildings sold, land and construction works performed	622	(622)	—	—

Gross profit from sale of buildings, land and construction works performed	69	(69)	—	—

Gross profit	3,114	(308)	—	2,806
Fair value gain from investment property and investment property under development, net	1,017	(82)	—	935
General and administrative expenses	(663)	94	—	(569)
Other income	13	8	—	21
Other expenses	(48)	2	—	(46)
Group’s share in earnings (losses) Equity- accounted investees, net	2	169	—	171

Operating income	3,435	(117)	—	3,318
Finance expenses	(1,869)	105	—	(1,764)
Finance income	569	(44)	—	525
Decrease in value of financial investments	(18)	18	—	—

Profit before taxes on income	2,117	(38)	—	2,079
Taxes on income	509	(28)	(91)	390

Net income	1,608	(10)	91	1,689

Attributable to:
Equity holders of the Company	790	(4)	45	831
Non-controlling interests	818	(6)	46	858

	1,608	(10)	91	1,689

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	5.59	(0.02)	0.32	5.89

Diluted net earnings	5.57	(0.02)	0.32	5.87

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of comprehensive income for the year ended December 31, 2011

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
Net income	1,884	(3)	172	2,053

Other comprehensive income (loss) (net of tax effect):
Exchange differences on translation of equity- accounted foreign operations	1,135	(6)	10	1,139
Realization of exchange differences on translation of equity- accounted foreign operations	12	—	—	12
Net losses on cash flow hedges	(139)	—	—	(139)
Net losses on available-for-sale financial assets	(39)	—	—	(39)
Gain on revaluation of fixed assets in jointly controlled entity	28	—	—	28

Total other comprehensive income	997	(6)	10	1,001

Total comprehensive income (loss)	2,881	(9)	182	3,054

Attributable to:
Equity holders of the Company	1,131	6	94	1,231
Non-controlling interests	1,750	(15)	88	1,823

	2,881	(9)	182	3,054

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of comprehensive income for the year ended December 31, 2010

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
Net income	1,608	(10)	91	1,689

Other comprehensive income (loss) (net of tax effect):
Exchange differences on translation of foreign operations	(1,272)	—	(1)	(1,273)
Net losses on cash flow hedges	49	—	—	49
Net losses on available-for-sale financial assets	12	—	—	12
Gain on revaluation of fixed assets in jointly controlled entity	17	—	—	17

Total other comprehensive loss	(1,194)	—	(1)	(1,195)

Total comprehensive income	414	(10)	90	494

Attributable to:
Equity holders of the Company	139	(3)	43	179
Non-controlling interests	275	(7)	47	315

	414	(10)	90	494

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of cash flows for the year ended December 31, 2011

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
Net cash from operating activities	1,190	(64)	—	1,126
Cash flows from investing activities	(4,848)	631	—	(4,217)
Cash flows from financing activities	4,343	(326)	—	4,017
Exchange differences on balances of cash and cash equivalents	(45)	(34)	—	(79)

Net change in cash flows	640	207	—	847

In the consolidated statements of cash flows for the year ended December 31, 2010

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
Net cash from operating activities	782	(123)	—	659
Cash flows from investing activities	(2,618)	70	—	(2,548)
Cash flows from financing activities	1,287	302	—	1,589
Exchange differences on balances of cash and cash equivalents	(121)	109	—	(12)
Decrease due to held-for-sale classification	(27)	27	—	—

Net change in cash flows	(697)	385	—	(312)

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2012 (1)

	Holding interest as of December 31,				Additional information
	2012	2011	Note	Incorporated in	in Note
	%
Equity One Inc. *)	*)45.5	*)43.4	(3)	USA	9c
First Capital Realty Inc.	45.6	50.5	(3)	Canada	9d
M.G.N USA Inc.	100	100	(4)	USA	9n
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
M.G.N First Generation LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
ProMed Properties Inc.	100	100	(3)	USA	9n
Gazit Senior Care Inc.	100	100	(3)	USA	9h
Gazit 2003 Inc.	100	100	(2)	Canada	9n
Gazit Canada Inc.	100	100	(4)	Canada	9n
Gazit America Inc.	100	73.1	(3)	Canada	9e
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	48.8	48.0	(2)	Finland	9f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands	9n
Gazit Europe (Asia) BV	100	100	(2)	Netherlands	9n
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	9j
Gazit Brazil Ltda.	100	100	(3)	Brazil	9l
Gazit Gaia Limited	100	100	(2)	Jersey	9n
Gazit Midas Limited	100	100	(2)	Jersey	9n
Atrium European Real Estate Limited	34.5	31.6	(3)	Jersey	9g
Gazit Globe Israel (Development) Ltd.	75	75	(2)	Israel	9k
Hashalom Boulevard House Ltd.	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel	9n
G.G. Development Ltd.	100	100	(2)	Israel	9n
Acad Building and Investments Ltd.	100	100	(5)	Israel	9m
U. Dori Group Ltd.	73.9	73.8	(5)	Israel	9m

(1)	The list does not include companies held by EQY, FCR, CTY, GAA, ATR, Gazit Development, Acad, Dori Group, Gazit Germany, Gazit Brazil, ProMed Properties Inc. and Gazit Senior Care Inc.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	Held through Gazit Globe Israel (Development) Ltd.
*)	The interest in voting rights as of December 31, 2012 and 2011 is 45.1% and 42.1%, respectively. As of December 31, 2011 the holding interest represents the economic interest calculated net of non-controlling interests in GAA.

PERIODIC REPORT FOR 2012

CHAPTER D – ADDITIONAL DETAILS ABOUT THE COMPANY

Company’s Name:	Gazit-Globe Ltd. (the “Company” or the “Corporation”)

Company’s Registered No.:	520033234

Address:	1 Hashalom Road, Tel-Aviv 67892

E-mail Address:	gazitglobe@gazitgroup.com

Telephone:	03-6948000

Facsimile:	03-6961910

Statement of Financial Position Date:	December 31, 2012

Reporting Date:	March 19, 2013

1

REGULATION 10A: CONDENSED QUARTERLY STATEMENTS OF COMPREHENSIVE INCOME

For condensed statements of comprehensive income for 2012 on a quarterly basis, refer to section 3.5(c) of the Board of Directors’ Report.

REGULATION 10C: USE OF PROCEEDS FROM THE ISSUANCE OF SECURITIES

Proceeds from the issuance undertaken by the Company pursuant to the shelf offering report dated December 13, 2012 were used in full, as was also stated in the aforesaid shelf offering report, to reduce the utilization of the Company’s existing credit facilities and for its current operations.

2

REGULATION 11: LIST OF INVESTMENTS IN SUBSIDIARIES AND IN RELATED COMPANIES

Presented below is a listing of the Company’s investments in each of its subsidiaries and related companies as of the date of the statement of financial position:

Company name	Class of security and par value	Quantity owned	Value in the financial statements (NIS in thousands) (*)	Interest in relation to issued share capital (%)		Interest in relation to voting rights and power to appoint directors (%)		Price at statement of financial position date
Investments in private companies owned by the Company
Beit Derech Hashalom Ltd.	Shares of NIS 1	9,999	36,761	100		100		—
Gazit-Globe Holdings (1992) Ltd. (1)	Shares of NIS 1 Deferred shares	432 1	(140,193)	100		100		—
Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (2)	Shares of NIS 0.1	8,500,000	413,106	75		75		—
Golden Oak Inc. (3)	Shares of U.S.$ 1	100	—	100		100		—
Hollywood Properties Ltd. (4)	Shares of U.S.$ 1	300	—	100		100		—
M.G.N. (USA) Inc. (5)	Shares of U.S.$ 1	2,142	762,460	100		100		—
Gazit Canada Inc. (6)	Preferred shares of C$ 1 Shares of C$ 0.01	330,673,835 1,000	4,214,504	100		100		—
Gazit 2003 Inc. (7)	Preferred shares of C$ 1 Shares of C$ 1	113,580,904 100	1,232,466	100		100		—
Gazit America Inc.(“GAA”)(8)	Preferred shares of C$ 1 Shares of C$ 1	32,468,304 100	80,176	100		100
Gazit Europe (Netherlands) B.V. (9)	Shares of EUR 1	18,500	(31,261)	100		100		—
Gazit Europe (Asia) B.V. (10)	Shares of EUR 1	18,000	162,283	100		100		—
Gazit Midas Limited (11)	Shares of EUR 1	1,000	1,719,685	100		100		—
Gazit Gaia Limited (12)	Shares of EUR 1	1,000	126,759	100		100		—
Gazit Brazil Ltda. (13)	Participation rights	—	288,423	100		100		—
Investments in public companies (some of which are owned by the private subsidiaries detailed above)
Equity One Inc. (14) (“EQY”)	Shares of U.S.$ 0.01	53,187,513	—	45.5	(15)	45.1	(15)	U.S.$ 21.01
First Capital Realty Inc. (16) (17) (“FCR”)	Shares of C$ 1	94,134,776	—	45.6		45.6		C$ 18.82
Citycon Oyj(18) (“CTY”)	Shares of EUR 1.35	159,435,283	2,422,516	48.8		48.8		EUR 2.57
Atrium European Real Estate Limited(19) (“ATR”)	Shares of EUR 1	128,908,715	—	34.5		34.5		EUR 4.45
U. Dori Group. Ltd.(20) (“Dori”)	Shares of NIS 1	85,080,346		73.9		73.9		NIS 1.35

(*)	According to the Company’s stand-alone financial statements, as of the statement of financial position date.
(1)	Gazit-Globe Holdings (1992) Ltd. owns 35% of Beit Derech Hashalom Ltd.
(2)	Since June 2011, Gazit Development owns 100% of the share capital and voting rights of Acad Building & Investments Ltd. (“Acad”), which has interests in Dori, as detailed in footnote 20 below. In addition, Gazit Development has private subsidiaries that are not presented separately in the table. For details regarding the shareholders’ agreement relating to Gazit Development, refer to Note 26a to the financial statements.

3

(3)	Golden Oak Inc. owns 30% of Beit Derech Hashalom Ltd. and also 33.33% of M.G.N. (USA) Inc.
(4)	Hollywood Properties Ltd. owns 35% of Beit Derech Hashalom Ltd. and also 92.5% of Gazit Canada Inc.
(5)	M.G.N. (USA) Inc. owns 100% of Gazit 1995 Inc., MGN.America LLC, Gazit Group USA Inc., Gazit Senior Care Inc., Gazit First Generation Inc. and ProMed Properties Inc., as well as shares in EQY.
(6)	Gazit Canada Inc. owns 33.8% of the share capital of FCR.
(7)	Gazit 2003 Inc. owns 11.8% of the share capital of FCR.
(8)	GAA owns indirectly 12.21% of the share capital of EQY. For details regarding an arrangement for the purchase of GAA’s remaining shares by the Company as well as for the acquisition of GAA’s properties by FCR, refer to Note 9e to the financial statements.
(9)	Gazit Europe (Netherlands) B.V. owns a group of German companies, which are not presented separately.
(10)	Gazit Europe (Asia) B.V. invests in a real estate investment fund, resident in Mauritius, India.
(11)	Gazit Midas Limited owns 28.1% of the share capital of ATR.
(12)	Gazit Gaia Limited owns 6.4% of the share capital of ATR.
(13)	The interests in Gazit Brazil Limitada are owned through private subsidiaries and a U.S. partnership, which are not presented separately in the table.
(14)	The interests in EQY are owned through Gazit First Generation Inc., M.G.N. (USA) Inc., MGN America LLC and GAA. EQY has private subsidiaries, which are not presented separately in the table.
(15)	With regard to the shareholders’ agreement between the Company and Liberty Group relating to EQY, refer to Note9c to the financial statements.
(16)	The interests in FCR are owned through Gazit Canada Inc. and Gazit 2003 Inc. FCR has private subsidiaries, which are not presented separately in the table.
(17)	With regard to the shareholders’ agreement between the Company and Alony-Hetz relating to FCR, refer to Note 26a to the financial statements.
(18)	The shares of CTY are owned directly. CTY has private subsidiaries, which are not presented separately in the table.
(19)	With regard to the shareholders’ agreement between the Company and CPI relating to ATR, refer to Note 26a to the financial statements.
(20)	The interests in Dori are owned through Acad, 75% of whose share capital is owned indirectly by the Company (through Gazit Development). Dori owns 71.2% of the share capital of Dori Construction Ltd., a public company that is traded on the Tel Aviv Stock Exchange, as well as another public company in Poland (Ronson Europe NV). In addition, Dori has private subsidiaries, which are not presented separately in the table.

4

Presented below are details of the balance of the Company’s debentures and loans to its subsidiaries and related companies:

Company	Linkage basis	Interest rate	Reported balance as of December 31, 2012 (NIS in thousands)	Repayment years
M.G.N. (USA) Inc. and its wholly- owned subsidiaries	U.S.$	LIBOR+2%	2,074,239	2016
Gazit South America LP	BRL	10%	116,630	(*)
Gazit 2003 Inc.	C$	LIBOR+2.5%	42,151	2016
Gazit Midas Limited	EUR	LIBOR+5%	1,373,931	2015
Gazit Europe (Netherlands) B.V.	EUR	EURIBOR+3.6%	342,767	2014
Gazit-Globe Israel (Development) Ltd	CPI	4%-6.674%	975,269	2013-2016
	EUR	LIBOR+2.5%	27,471
	EUR	6.4%	52,100
	CPI	6.97%-7.17%	848,846	2014-2019
	NIS	PRIME + 1.6%	24,025	2013
G. Globe Development	NIS	3.80%	75,706	(*)
Gazit Gaia Limited	EUR	EURIBOR+5%	585,920	2015
Gazit-Globe Holdings (1992) Ltd.	CPI	3.28%	233,141	2014-2016
	NIS	3.80%	62,063	(*)
Gazit Asia	U.S.$	LIBOR+4.9%	157,147	2015

(*)	The loans are automatically renewed from time to time, subject to the possibility of their being terminated in accordance with the terms set forth in the agreements with respect to such loans.

5

REGULATION 12: CHANGES IN INVESTMENTS IN SUBSIDIARIES AND IN RELATED COMPANIES(*)

Date of change	Nature of change	Company name	Class of security	Total par value	Cost (NIS in thousands)	Average cost per unit
8/12	Shares issuance**	Gazit America Inc.	Ordinary share	6,311,114	197,210	C$ 7.69
1/12	Receipt of shares in lieu of interest	First Capital Realty Inc.	Ordinary share	65,776	4,268	C$ 17.33
8/12	Shares issuance**	First Capital Realty Inc.	Ordinary share	3,983,098	305,266	C$ 18.87
8/12	Participation in share issuance	Equity One Inc.	Ordinary share	500,000	42,771	U.S.$ 21.20
9/12	Share acquisition on the stock exchange	Citycon Oyj	Ordinary share	1,483,056	18,010	EUR 2.37
10/12	Participation in rights offer	Citycon Oyj	Ordinary share	23,551,218	218,783	EUR 1.85
12/12	Share acquisition on the stock exchange	Citycon Oyj	Ordinary share	944,098	11,672	EUR 2.51
1/12	Share acquisition on the stock exchange	Atrium European	Ordinary share	6,246,383	109,648	EUR 3.55
3/12	Share acquisition on the stock exchange	Atrium European	Ordinary share	1,700,000	30,729	EUR 3.66
6/12	Share acquisition on the stock exchange	Atrium European	Ordinary share	1,900,000	33,364	EUR 3.55
7/12	Share acquisition on the stock exchange	Atrium European	Ordinary share	1,200,000	21,162	EUR 3.58

(*)	Excludes negligible investments in establishing inactive subsidiaries in the reporting period.
(**)	For additional details regarding an arrangement for the acquisition of the remaining shares of GAA, refer to Note 9e to the financial statements.

6

REGULATION 13: INCOME FROM SUBSIDIARIES AND RELATED COMPANIES AND INCOME THEREFROM

Presented below are details of the 2012 comprehensive income attributed to the shareholders of each of the Company’s subsidiaries or related companies, and also the Company’s income from dividends, management fees and interest from those companies (NIS in thousands):

Company name	Income (loss)	Comprehensive income (loss)	Total comprehensive income (loss)	Dividends	Management fees	Interest income (expenses)
M.G.N. (USA) Inc. (1)	138,383	(4,903)	143,286	—	611	74,073
Gazit Canada Inc. (2)	710,511	(46,864)	663,647	—	—	1,415
Gazit 2003 Inc. (2)	(2)	(2)	(2)	—	—	—
Gazit America Ltd.	71,851	(42,766)	29,085	—	—	(7,404)
Gazit-Globe Holdings (1992) Ltd.	(12,257)	—	(12,544)	—	—	11,396
Beit Derech Hashalom Ltd.	821	—	821	—	153	(746)
Gazit-Globe Israel (Development) Ltd. (3)	(5,549)	9,253	3,704	—	—	112,533
G.G. Development Ltd.	(808)	—	(808)	—	—	3,772
Citycon Oyj.	383,350	(58,470)	324,880	99,152	—	9,227
Gazit Europe (Netherlands) B.V. (4)	(55,333)	6,909	(48,424)	—	—	23,915
Gazit Europe (Asia) B.V.	(7,852)	39,610	31,758	—	—	7,508
Gazit Brazil Ltda. (5)	6,473	—	6,473	—	—	17,887
Gazit Gaia Ltd.	(33,561)	—	(33,561)	—	—	33,382
Gazit Midas Ltd.	211,237	(14,011)	197,226	—	—	79,563

(1)	The results of M.G.N. (USA) Inc. include the results of Gazit 1995 Inc., Gazit Group USA, MGN (America) Inc., Gazit Europe Inc., Gazit Senior Care Inc. and ProMed Properties Inc.
(2)	The income of Gazit Canada Inc. includes the results of Gazit 2003 Inc.
(3)	Represents also the operations of Acad, including with respect to its interests in Dori.
(4)	Represents the results of the Company’s operations in Germany.
(5)	Represents the results of Gazit Brazil Limitada’s operations, including those of Gazit South America LP (a U.S. partnership that owns it).

7

REGULATION 20: STOCK EXCHANGE TRADING

During the reporting year, the following securities of the Company were listed for trading:

a.	426,143 ordinary shares of the Company that were issued as a result of the exercise of share options (non-tradable) by employees and directors.

b.	NIS 185,231,800 par value of debentures (Series D) that were issued as part of private placements to qualified investors in January 2012.

c.	NIS 883,003,000 par value of debentures (Series K) that were issued pursuant to a shelf offering report dated December 13, 2012, and NIS 280,682,160 par value of debentures (Series K) issued as a result of the conversion into debentures (Series K) of 2,439,018 warrants (non- tradable) that were issued in private placements.

d.	NIS 130 million par value of debentures (Series J) that were issued as part of a private placement to qualified investors in May 2012.

In 2012, Stock Exchange trading in the Company’s securities was not suspended (apart from technical breaks in trading prior to the publication of the Company’s financial statements). With regard to the delisting of debentures following their repurchase by the Company, refer to section (d) of Regulation 29 below.

8

REGULATION 21: COMPENSATION OF INTERESTED PARTIES AND SENIOR OFFICERS

Presented below are details of the compensation paid with respect to 2012, to each of the five highest compensation recipients from among the senior officers of the Group (the Company or a corporation which it controls) and the three highest compensation recipients from among the senior officers of the Company itself, who were granted the compensation with respect to their appointment in the Company, as well as details of the compensation paid to the Company’s interested parties:

Details of Compensation Recipient					Compensation for Services (NIS in thousands)
Name	Position	Scope of position	Rate of interest in the corporation		Salary	Bonus		Share- based payment	Consul- tancy fees	Other	Total
Jeffrey Olson	CEO of EQY	Full-time	—		4,125	2,937		7,190	—	—	14,252
Chaim Katzman	Chairman of the Board	Full-time	—	(1)	2,803	—		6,527	—	—	9,330	(2)
Thomas Caputo	President of EQY	Full-time	—		2,882	1,770		4,544	—	—	9,196
Dori Segal	Executive Vice Chairman of the Board and President of FCR	Full-time	0.44	%(3)	2,891	2,682		2,888	—	427	8,888	(4)
Marcel Kokkeel	CEO of CTY	Full-time	—		3,522	2,256		1,346	—	—	7,124
Aharon Soffer	President	Full-time	0.01%		2,308	1,120	(5)	1,464	—	—	4,892
Eran Ballan	Senior Executive Vice President, General Counsel and Company Secretary	Full-time	0.00%		1,766	875		329	—	—	2,970
Gadi Cunia	Former Senior Executive Vice President and CFO(6)	—	—		1,619	200		570	334	—	2,723
Arie Mientkavich	Deputy Chairman of the Board	Half-time	0.03%		1,322	500	(7)	410	—	—	2,232
Yair Orgler	External Director	—	0.01%		443	—		—	—	—	443
Gary Epstein	Director	—	—		286	—		—	—	—	286
Nadine Baudot- Trajtenberg	External Director	—	—		33	—		—	—	—	33
Haim Ben Dor	Director	—	0.05%		429	—		—	—	—	429
Douglas Sesler	Director	—	—		277				—		277
Shay Pilpel	Director	—	0.00%		423	—		—	—	—	423
Noga Knaz	External Director	—	0.00%		417	—		—	—	—	417

(1)	Relates to Mr. Chaim Katzman’s direct interests in the Company. For a description of Mr. Katzman’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.
(2)	Mr. Katzman did not receive from the Company compensation for 2012. The amounts specified do not include compensation received from ATR, a jointly controlled company that is accounted for using the equity method, as specified in section B(5) below.
(3)	Relates to Mr. Segal’s direct interests in the Company. For a description of Mr. Segal’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.
(4)	Mr. Segal did not receive from the Company remuneration for 2012.
(5)	In March 2013, the Company’s Board of Directors approved (after receiving the approval of the Company’s Compensation Committee) the grant of an annual bonus to Mr. Soffer, in the total amount of NIS 1,600 thousand. The amount specified in the table includes only the bonus component based on Mr. Soffer meeting the goals set for him (a total of NIS 1,120 thousand, comprising 70% of the grant amount). The remainder of the bonus, in the amount of NIS 480 thousand (representing 30% of the bonus), which was approved at the discretion of the Board of Directors, is subject to the approval of the general meeting of the Company’s shareholders and is not included in the table.

9

(6)	Mr. Cunia ended his appointment in October 2012, and since October 2012 as been giving a subsidiary of the Company consulting services, as details in section I below.
(7)	The amount specified refers to a bonus approved by the Company’s general meeting in December 2012 for Mr. Mientkavich’s services which were provided in 2011, and does not include an annual bonus in the amount of NIS 500 thousand that was approved by the Company’s Board of Directors for the Deputy Chairman of the Company’s Board of Directors in March 2013 (following the approval of the Company’s Compensation Committee) and that is also subject to the approval of the general meeting of the Company’s shareholders.

A.	Additional details and explanations to the table—General

1.	The compensation amounts are in terms of cost to the Company or to the subsidiary, as the case may be. Since ATR is equity-accounted, the amounts paid by ATR to the officers specified in the table are not included in the said table, and information regarding them is provided separately under the relevant officer.

2.	The salary amounts include the cost of salary-related components.

3.	The interests presented in the table are those immediately prior to the publication date of the report.

B.	Additional details and explanations to the table – Details regarding the Chairman of the Board, Mr. Chaim Katzman

1.	The salary shown in the table is as follows: annual compensation received from FCR for his appointment as its Chairman of the Board of Directors, directors’ compensation received from CTY for his appointment as its Chairman of the Board of Directors and social benefits from EQY, in a negligible amount, with respect to his appointment as its Chairman of the Board of Directors.

2.	The amount that appears under the heading “Share-based payment” is composed of the cost recorded in the Company’s 2012 financial statements, with respect to:

(i)	Restricted shares granted to Mr. Katzman by EQY in 2007 and in 2010;

(ii)	Restricted shares granted to Mr. Katzman by FCR in 2009-2012.

As to the issuance conditions of the above restricted shares (viz., those for which part of their cost has been recorded in the 2012 financial statements), refer to sections 3(b) and 4(b) below.

Mr. Katzman serves as Chairman of the Company’s Board of Directors, however the employment agreement between him and a wholly-owned subsidiary of the Company expired in November 2011. For details, refer to section 17 of Chapter A of the Periodic Report.

10

3.	Details of the compensation of Mr. Katzman from EQY

a.	In August 2010, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors (this agreement replaced a previous agreement between the parties, dated 2006). Pursuant to the provisions in the agreement, at the end of the period the agreement will be automatically renewed on a yearly basis, unless one party announces otherwise at least 90 days prior to the renewal date. According to the agreement, Mr. Katzman will be entitled to an annual bonus which will be determined at the discretion of EQY’s Compensation Committee. The agreement also sets forth provisions for the reimbursement of expenses with respect to Mr. Katzman’s position, and provisions regarding its termination by EQY or by Mr. Katzman, while distinguishing between termination “with cause” and termination “without cause”. Within this framework, the agreement sets forth the amounts to which Mr. Katzman will be entitled at the time of the agreement being so terminated, which include expense reimbursement as well as the acceleration of all the vesting periods of stock options and restricted shares of EQY due to vest within one year from the agreement’s termination date (pursuant to the circumstances of the termination of the agreement). In addition, EQY may redeem restricted shares vested due to termination of the agreement, and grant Mr. Katzman financial compensation instead, based on the value of the redeemed shares.

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to restricted shares granted by EQY to Mr. Katzman, as detailed below: (i) in 2007, Mr. Katzman was granted 31,250 restricted shares the vesting periods of which were updated in an employment agreement between the parties dated 2010 (out of 300,000 restricted shares granted to Mr. Katzman on the same date), at a price of U.S.$ 26.61 per share as of the grant date. These will vest in monthly installments from February 2011 to December 2014 (instead of on December 31, 2010, as set at the grant date); (ii) In August 2010, Mr. Katzman was granted 380,000 restricted shares of EQY at a price per share at the grant date of U.S.$ 16.72. These shares vest in several unequal installments as follows: 31,250 shares vested in January 2011; 7,266 will vest on the first of every month from February 2011 to December 2014; and 7,248 will vest on December 31, 2014. In the event of EQY proposing – during the period of the agreement – to list its securities for trade, EQY will give Mr. Katzman the opportunity on that date to have the EQY securities that he owns listed for trade (including stock options and securities that will be received from their exercise).

Immediately prior to the publication date of this report, EQY’s share price was U.S.$ 23.66.

11

4.	Details of the compensation of Mr. Katzman from FCR

a.	Mr. Katzman has entered into an agreement, effective from October 2001, with FCR, which was amended in September 2007 and in March 2013. Pursuant to this agreement, so long as Mr. Katzman remains Chairman of FCR’s Board of Directors, he is entitled to annual compensation that amounts, with effect from 2007 (following the aforementioned amendment) to C$ 500 thousand, as well as to the annual grant of restricted share units which are convertible into shares in FCR, in the amount of C$ 500 thousand, where the quantity of restricted shares granted to Mr. Katzman will be calculated every year at their grant date according to FCR’s restricted shares plan (until the amendment of the agreement in March 2013, Mr. Katzman was entitled to an annual grant of 28.8 thousand restricted units which are convertible into shares in FCR). The agreement with FCR also states that, in the event of the agreement being terminated due to a change in the control of FCR, Mr. Katzman will be entitled – within 24 months of the date of the change in the control – to a payment equivalent to 2.99 times the annual compensation, to the immediate exercise of all the share options that he will own at that time, and to the immediate release of the lock-up restrictions on all the restricted shares that he will own at that time.

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to FCR’s restricted units, which were granted by FCR to Mr. Katzman on various dates and for various vesting periods, as detailed below[1]: (i) 18,000 restricted units were granted to Mr. Katzman in March 2009 for no consideration, out of which Mr. Katzman waived the right to receive 4,500 units, and these are convertible into 21,600 shares in FCR at a price as of the grant date of C$ 9.56 per share; (ii) 11,000 restricted units were granted to Mr. Katzman in March 2010 for no consideration, and these are convertible into 17,600 shares in FCR at an average price as of the grant date of C$ 13.79 per share; (iii) 32,250 restricted units were granted to Mr. Katzman in March 2011 for no consideration, and these are convertible into 32,250 shares in FCR at an average price as of the grant date of C$ 15.82 per share; (iv) 14,164 units were granted to Mr. Katzman in April 2012, and these are convertible into 14,164 shares in FCR at an average price as of the grant date of C$ 17.65 per share. With regard to the restricted units referred to in sub-paragraphs (i) and (iv), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar year after the grant date, and FCR has the right to redeem the restricted units in cash, in accordance with the quoted FCR share price at the end of the period. The restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights.

Immediately prior to the publication date of this report, FCR’s share price was C$ 19.20.

5.	Details of the compensation of Mr. Katzman from ATR

In March 2009, Mr. Katzman, who is serving as Chairman of ATR’s Board of Directors, entered with a company wholly-owned by ATR into an agreement, which was amended in August 2010, pursuant to which Mr. Katzman provides the ATR Group with consultancy services. The consultancy agreement is for a period of one year, starting from August 1, 2008, and upon the termination thereof, the agreement is renewed for a further period of one year each time, unless either of the parties gives notice of its desire not to renew the agreement, at least 3 months prior to the end of the relevant period. In return for the consultancy services, Mr. Katzman is entitled to a monthly consideration in the amount of EUR 45,833, with the amount of the consideration being reviewed by the ATR subsidiary every year. In addition, Mr. Katzman is also entitled to the refund of expenses incurred in connection with the provision of the services (Mr. Katzman is not entitled to directors’ fees from ATR).

[1]	The data in this section with regard to the number of shares which may be issued following exercise of the share options, the shares included in the restricted units, and the respective exercise and share prices (at the grant date), were updated based on the share split effected by FCR in May 2010, at a ratio of 3.2 shares for every 2 shares.

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In addition, in August 2012, Mr. Katzman was allotted 127 thousand share options for ATR’s shares, with an exercise price of EUR 3.63 per share, and which vest three years after their grant date.

It is clarified that since ATR is accounted for using the equity method, the amounts received from ATR, as specified above, are not included in the table.

6.	Details of the directors’ compensation of Mr. Katzman from CTY

In May 2010, Mr. Katzman was appointed a director of CTY, and in June 2010 he was appointed Chairman of the Board of Directors of CTY. For his service as Chairman of the Board of Directors of CTY, Mr. Katzman is entitled to annual compensation of EUR 160 thousand and to compensation of EUR 700 per meeting. For 2012, Mr. Katzman received total compensation in the amount of EUR 174.9 thousand.

7.	In addition, Mr. Katzman is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as a director, in accordance with such arrangements as they apply to other members of the board of directors of such companies.

C.	Additional details and explanations to the table – Details regarding the Executive Vice Chairman of the Board, Mr. Dori Segal

1.	The salary shown in the table is salary received by Mr. Segal from FCR for his appointment as FCR’s President and CEO (as detailed below).

2.	The amount that appears under the heading “Share-based payment” is composed of the cost recorded in the Company’s 2012 financial statements, with respect to:

(i)	Share options granted to Mr. Segal by FCR in the years 2007 and 2009 through 2012;

(ii)	Restricted shares granted to Mr. Segal by FCR in the years 2009 through 2011;

(iii)	Restricted shares granted to Mr. Segal by EQY in 2011 and 2012, with respect to his appointment as a director of EQY;

(iv)	Share options granted to Mr. Segal by GAA in the 2010;

(v)	Deferred share units granted to Mr. Segal by GAA in the years 2010, 2011 and 2012;

As to the issuance conditions of the above share options and restricted shares and the payments received in lieu thereof (viz., those for which part of their cost has been recorded in the 2012 financial statements), refer to sections 4(b) and 5(b) below.

3.	The compensation that appears under the heading “Other” is the directors’ fees received in cash from EQY (U.S.$ 62.5 thousand), from GAA (C$ 14.6 thousand) and from CTY, in which he served as a director until October 2012 (EUR 26.2 thousand).

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Mr. Segal serves as Executive Vice-Chairman of the Company’s Board of Directors, however the employment agreement between him and a wholly-owned subsidiary of the Company expired in November 2011. For details, refer to section 17 of Chapter A of the Periodic Report.

4.	Details of the compensation of Mr. Segal from FCR

a.	Mr. Segal, who also holds the position of President and CEO of FCR, entered into an agreement with it, effective from October 2001 (which was amended from time to time, and most recently in July 2010). Pursuant to this agreement, in 2012 he was entitled to annual compensation in the amount of C$ 695 thousand and to reimbursement of expenses with respect to his position. As of 2012, the total cost of his salary, including related costs, amounted to C$ 749 thousand. The agreement is for an unlimited period. Pursuant to the agreement, Mr. Segal is also entitled to annual bonuses as well as to participate in FCR’s compensation plans, including compensation by way of securities. For 2012, Mr. Segal was granted an annual bonus in the amount of C$ 695 thousand which was decided on the basis of predefined parameters and goals that were set by FCR, such as the growth in FFO and AFFO, leverage and financing policy, growth in efficiency and the execution of development activity, and partly at the discretion of the Compensation Committee of FCR’s Board of Directors. Mr. Segal’s employment agreement with FCR also refers to the various amounts to which Mr. Segal will be entitled upon the termination of the agreement, with these amounts varying in accordance with the circumstances of terminating the agreement (dismissal “with cause” or “without cause”, resignation, and resignation due to a change in the control over FCR) and comprises a maximum payment equivalent to 2.99 times the annual overall compensation (including compensation by way of securities) and an entitlement to the immediate exercise of any share-based compensation that he will own at that time.

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for FCR’s shares and its restricted shares, which were granted by FCR to Mr. Segal on various dates and for various vesting periods, as detailed below[2]: (i) 750 thousand share options (exercisable into 1,200 thousand shares of FCR) were granted to Mr. Segal in March 2007, and these are exercisable through March 2017 at an exercise price of C$ 16.95 per share. The aforesaid share options vest in five equal annual installments beginning in March 2008. The economic value as of the grant date of each of the share options granted in 2007, based on the binomial model, is C$ 1.95; (ii) 108.7 thousand share options (exercisable into 174 thousand shares of FCR) were granted to Mr. Segal in March 2009, and these are exercisable through March 2019 at an exercise price of C$ 9.81 per share. The share options vest annually in three equal annual installments. The economic value as of the grant date of each of the share options granted in 2009, based on the binomial model, is C$ 0.68; (ii) 77.6 thousand share options (exercisable into 124 thousand shares of FCR) were granted to Mr. Segal in March 2010, and these are exercisable through March 2020 at an exercise price of C$ 13.91 per share. The share options vest annually in three equal annual installments. The economic value as of the grant date of each of the share options granted in 2010, based on the binomial model, is C$ 1.34; (iv) 180 thousand share options exercisable until March 2021 into 180 thousand shares at an exercise price of C$ 15.7 per share were granted to Mr. Segal in March 2011. The share options will vest over five years. The economic value as of the grant date of each of the share options granted in 2011, based on the binomial model, is C$ 1.65; (v) 100 thousand share options which are exercisable until April 2022 into 100 thousand shares at an exercise price of C$ 17.9 per share were granted to Mr. Segal in April 2012. The share options will vest over five years. The economic value as of the grant date of each of the share options granted in 2012, based on the binomial model, is C$ 1.51 (vi) 25 thousand restricted units that are convertible into 40 thousand FCR shares were granted to Mr. Segal in 2009, for no consideration, at the average share price on the grant date – C$ 9.56; (vii) 28.1 thousand restricted units that are convertible into 45 thousand FCR shares were granted to Mr. Segal in 2010, for no consideration, at the average share price on the grant date of C$ 13.79; (viii) 45 thousand restricted units that are convertible into 45 thousand FCR shares were granted to Mr. Segal in 2011, for no consideration, at the share price on the grant date – C$ 15.82. With regard to the restricted units referred to in sub-paragraphs (vi) through (viii), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar years after the grant date, and FCR has the right to redeem the restricted units in cash, in accordance with the quoted FCR share price at the end of the period. The restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights.

[2]

The data in this section with regard to the number of shares which may be issued following exercise of the share options, the shares included in the restricted units, and the respective exercise and share prices (at the grant date), were updated based on the share split effected by FCR in May 2010, at a ratio of 3.2 shares for every 2 shares.

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5.	Details of the compensation to which Mr. Segal is entitled from EQY, CTY and GAA

a.	With respect to his appointment to the Board of Directors of EQY, Mr. Segal receives restricted shares for every year of his service, as follows: for 2012, 3,300 restricted shares at the share price on the grant date of U.S.$ 17.13; for 2011, 3,300 restricted shares, some at the share price on the grant date of U.S.$ 18.42, and some at a share price of U.S.$ 18.33, with this being within the overall compensation framework for members of EQY’s Board of Directors, pursuant to which each director who is not an employee of EQY is entitled to receive restricted shares in the company upon his appointment and for every year thereafter. With respect to 2012, Mr. Segal also received directors’ fees in cash from EQY in the amount of U.S.$ 62.5 thousand.

b.	With respect to his appointment as Chairman of the Board of Directors of GAA (that was listed on the Toronto Stock Exchange until August 2012), on June 16, 2010, GAA granted to Mr. Segal 180,000 share options that are exercisable into GAA shares at a share price of C$ 7 (subject to adjustments).

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In addition, under the terms of his appointment as a director of GAA, Mr. Segal had the right to replace the cash directors’ fees he was entitled to with deferred share units. Within this framework, Mr. Segal was entitled to C$ 24.1 thousand in directors’ fees for 2012, of which C$ 9.5 thousand were replaced with 2,001 deferred share units and the rest was received in cash; C$ 38 thousand in directors’ fees for 2011, which were replaced with 6,962 deferred share units, and to C$ 32 thousand in directors’ fees for 2010, which were replaced with 5,992 deferred share units.

In August 2012, the Company and GAA completed a transaction for the purchase of the entire share capital of GAA and all securities that are convertible into GAA’s shares (as detailed in section 7.2.1 of Chapter A of the Periodic Report). Within the framework of the transaction, GAA purchased from Mr. Segal all share options and deferred share units allotted to him by GAA, as aforesaid, for a total consideration of C$ 355.6 thousand (which is equal to the amount for which GAA’s other convertible securities were purchased in the transaction). This consideration is not included in the table above.

c.	With respect to his appointment as a director of CTY, which terminated in October 2012, Mr. Segal was entitled to annual remuneration in the amount of EUR 40 thousand and a total of EUR 500 per meeting. For 2012, Mr. Segal received directors’ fees in the amount of EUR 26.2 thousand.

6.	In addition, Mr. Segal is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as a director, in accordance with such arrangements as they apply to other members of the Board of directors of these companies.

D.	Additional details and explanations to the table – Details regarding Mr. Aharon Soffer, the President of the Company

1.	Data regarding Mr. Soffer’s terms of employment

a.	In December 2009, the Company and Mr. Soffer entered into an employment agreement to set forth the terms of Mr. Soffer’s employment as President of the Company (prior to his appointment as President of the Company, Mr. Soffer served as Vice President of the Company and as President of a foreign company wholly-owned by the Company, and immediately prior to his appointment as President, Mr. Soffer served as Interim president of the Company). Pursuant to the aforesaid employment agreement, the monthly salary of Mr. Soffer amounts to NIS 125,000 (gross), and is updated once a quarter according to the increase in the Israeli consumer price index (as of December 31, 2012, Mr. Soffer’s gross monthly salary amounted to NIS 134.3 thousand). Mr. Soffer is also entitled to an annual bonus at a rate of up to 100% of his annual salary, with 70% of this sum being paid in accordance with meeting annual goals, which will be set by the Company’s Board of Directors, while the remaining 30% will be paid at the sole discretion of the Company’s Board of Directors. In addition, Mr. Soffer is entitled to the usual social benefits and related benefits, including managerial insurance, contributions to a further studies fund and life insurance (which includes the members of his family as beneficiaries). Mr. Soffer is entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes (with regard to provisions that exceed the income tax ceilings). Pursuant to the employment agreement, Mr. Soffer’s period of employment is for 4 years starting from November 1, 2009, with either of the parties being entitled to terminate the agreement at any time upon giving 180 days’ advance notice. In the event of Mr. Soffer’s employment with the Company being terminated on the initiative of the Company (except in a case of dismissal “with cause”), Mr. Soffer will be entitled to the following terms: (a) 180 days’ advance notice during which time Mr. Soffer is entitled to receive his full salary and the related benefits thereto; (b) a total amount equivalent to his full salary, including social benefits and related benefits (but excluding the annual bonus), with respect to 6 months and his monthly salary (excluding related benefits) with respect to an additional 12 months or with respect to the period remaining until the end of the agreement, whichever period is the shorter; (c) a proportionate part of the total annual bonus to which he is entitled in accordance with the date of terminating his employment, which will be calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (d) acceleration of the vesting period of the share options granted to Mr. Soffer (see below), and which have not yet reached their vesting date. In the event of a change in control, Mr. Soffer will be entitled to acceleration of the vesting period with respect to share options that have not yet reached their vesting date, as well as to a bonus equivalent to 200% of his annual salary, supplemented by 200% of the annual bonus to which he was entitled in the financial year preceding the change in control. For the purpose of this section a “change in control” shall constitute: (a) any event where a transaction takes place for the merger or acquisition of the Company, as a result of which the interests of the shareholders of the Company (as they were immediately prior to the execution of the transaction) amount to less than 50% of the share capital of the Company or of the absorbing company; or (b) the sale of all or a material part of the assets of the Company.

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b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements for 760,000 non-tradable share options granted to a trustee for Mr. Soffer (pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track) in December 2009, within the framework of approving Mr. Soffer’s employment agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 35.67 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend). The vesting period of the options has been set in four equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Soffer’s employment with the Company will expire. In the event of the Company terminating Mr. Soffer’s employment (including at the end of the employment period), other than in circumstances entitling the Company, pursuant to the law, to terminate his employment without severance pay (or in the circumstances set forth in his employment agreement), Mr. Soffer will be entitled to acceleration of the vesting period of the options, which will become immediately exercisable and no later than at the end of 90 days from the date of the termination of his employment with the Company (with regard to Mr. Soffer’s rights to acceleration of the vesting dates of the options upon a change in control, refer to section a. above). The final expiry date of each option is at the end of 5 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 13.322.

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In addition, the above table includes remuneration by virtue of a monetary bonus agreement that was signed in April 2009 between Mr. Soffer and a foreign company which is wholly-owned by the Company, in which Mr. Soffer served as President prior to being appointed as President of the Company, and that mimics the grant of 21,700 share options with a monetary benefit, which entitles Mr. Soffer, at the time of their exercise, to a monetary sum that is calculated as the difference between the Company’s quoted share price on the exercise date and an exercise price of NIS 17.02 (linked to the consumer price index and subject to adjustments in the event of a stock dividend distribution, a rights issuance or a dividend distribution). The bonus points are exercisable in three equal installments, starting from April 7 of each of the years from 2010 through 2012 and through April 7, 2013, so long as on each of the aforesaid dates Mr. Soffer will be employed by the Group, will provide it with services on a regular basis or will serve as an officer thereof. The economic value as of the grant date of each of the bonus points, based on the binomial model, is NIS 8.96.

c.	Subsequent to the date of the annual financial statements, the Company’s Board of Directors approved (after receiving the Compensation Committee’s approval thereto) granting to Mr. Soffer an annual bonus for 2012 in the amount of NIS 1,600 thousand. The amount specified in the table includes only the bonus component set based on Mr. Soffer meeting the goals set for him (a total of NIS 1,120 thousand, comprising 70% of the grant amount), including, inter alia, the following parameters: (a) FFO per share; (b) net asset value (NAV); (c) leverage ratios; (d) the performance of the share relative to the leading indices; and (e) meeting the general and administrative expenses target. The remainder of the bonus, in the amount of NIS 480 thousand (representing 30% of the bonus), which was approved at the discretion of the Board of Directors (in accordance with the provisions of the employment agreement with Mr. Soffer, as detailed in section 1a above), is subject to the approval of the general meeting of the Company’s shareholders and is not included in the table. The bonus amount was determined by the Board of Directors, as a part of the annual compensation granted to Mr. Soffer for his work during 2012, taking into consideration his professional abilities and skills as expressed in the Company’s performance and its achievements during 2012, including the exposure of the Company to coverage by international analysts and strengthening of its international position, improvement of the Company’s cost of debt, leading the sale of the majority of RSC’s property portfolio and completion of an arrangement under which GAA became a private company, and Mr. Soffer’s impact on the Company’s day to day activity and his contribution to its achievements.

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2.	Data regarding Mr. Soffer’s compensation from GAA (compensation which is offset against the compensation Mr. Soffer is entitled to from the Company):

With respect to his appointment as Deputy Chairman of the Board of Directors of GAA (that was listed on the Toronto Stock Exchange until August 2012), on June 16, 2010, GAA granted to Mr. Soffer 120,000 non- tradable share options that are exercisable into GAA shares at a share price of $C 7 (subject to adjustments). The share options will vest in three equal annual installments over three years starting on their grant date. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 2.85.

With respect to the terms of his appointment as a director of GAA, Mr. Soffer had the right replace the cash directors’ fees he was entitled to with deferred share units. Within this framework, Mr. Soffer was entitled to C$ 22.1 thousand in directors’ fees for 2012, C$ 9.5 thousand of which were replaced with 2,001 deferred share units; C$ 34 thousand in directors’ fees for 2011, which were replaced with 6,181 deferred share units, and for 2010, Mr. Soffer was entitled to C$ 26.5 thousand in directors’ fees, which were replaced with 4,971 deferred share units. The aforesaid compensation amounts are transferred to the Company and/or are offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company, which is the reason for their exclusion from the above table. As aforesaid in section 7.2.1 of Chapter A of the Periodic Report, in June 2012 the Company and GAA completed a transaction for the purchase of the entire share capital of GAA, in which GAA purchased all securities that are convertible into GAA’s shares, and Mr. Soffer waived all share options and deferred share units allotted to him by GAA, as aforesaid.

3.	Data regarding Mr. Soffer’s compensation from ATR (compensation which is offset against the compensation to which Mr. Soffer is entitled from the Company):

With respect to his appointment as director of ATR, Mr. Soffer is entitled to directors’ fees in the annual amount of EUR 25 thousand and to a fee of EUR 1,000 per meeting. For 2012, Mr. Soffer was entitled to directors’ fees of EUR 33 thousand. Since these fees are transferred to the Company and/or are offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company, they are excluded from the above table.

4.	In addition, Mr. Soffer is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as a director, in accordance with such arrangements as they apply to other members of the Board of directors of these companies.

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E.	Additional details and explanations to the table – Details regarding Mr. Jeffrey Olson, the President of a subsidiary, EQY

a.	In August 2010, EQY and Mr. Jeffrey Olson entered into an employment agreement (as amended in January 2011), which replaced the agreement between the parties dated September 2006, for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Olson will continue to serve as EQY’s CEO. Pursuant to the provisions in the agreement, at the end of its term, the agreement will automatically renew on a yearly basis, unless one party provides notice otherwise at least six months prior to the renewal date. According to the said agreement, Mr. Olson’s annual salary will not be less than U.S.$ 975 thousand and in 2012 the cost of his salary, including related costs, amounted to U.S.$ 1,070 thousand. In addition, Mr. Olson will be entitled to an annual bonus which will be determined at the discretion of EQY’s Compensation Committee and that will be subject to him meeting goals set by the Committee, and that will not exceed Mr. Olson’s annual salary, subject to Mr. Olson being employed by EQY until the end of the relevant calendar year. In 2012, Mr. Olson received a bonus in the amount of U.S.$ 762 thousand. The agreement also sets forth provisions for reimbursement of expenses with respect to Mr. Olson’s position as well as provisions regarding its termination by EQY or by Mr. Olson, while distinguishing between termination “with cause” and termination “without cause”, as well as referring to termination of the agreement due to change in control of EQY. Within this framework, the Agreement sets forth the amounts to which Mr. Olson will be entitled at the time of the agreement being so terminated, which could reach (pursuant to the circumstances of the termination of the agreement): (a) an amount which equals the average annual bonus plus twice his annual salary (and in the event of termination of his employment within 12 months of a change in control of EQY – plus 2.90 times his annual salary), or Mr. Olson’s aforesaid salary until the end of the agreement period (the lower of the two); (b) acceleration of all vesting periods of EQY’s stock options and restricted shares owned by him (excluding 5 thousand restricted share units granted to him); and (c) life insurance and medical insurance for him and for his family, for a period of 18 months from the employment termination date. In addition, Mr. Olson was granted restricted shares, as described in section b below.

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options to acquire EQY’s shares and its restricted shares, which were granted by EQY to Mr. Olson, as detailed below: (i) in December 2010, Mr. Olson was granted 200,000 options to acquire EQY shares at an exercise price of U.S.$ 17.72 per share, which vested in two equal installments in each of the years 2011 and 2012, and are exercisable through 2020. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.24; (ii) in March 2010, Mr. Olson was granted 45,000 options to acquire EQY shares at an exercise price of U.S.$ 18.88 per share, which will vest in one installment in March 2013, and are exercisable through 2023. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.46; (iii) in 2006, Mr. Olson was granted 10,121 restricted shares (the terms of which were updated in 2008) at a price of U.S.$ 24.95 as of the grant date. These shares will vest in two equal installments on December 31 of each of the years 2012 and 2013; (v) pursuant to the provisions of the employment agreement from August 2010, in August 2010 Mr. Olson was granted 116,482 restricted shares at a price of U.S.$ 16.72 as of the grant date. These shares will vest in three (unequal) installments, the first on the date on which the employment agreement comes into effect and the remaining two on December 31 of the years 2012 and 2014; (v) pursuant to the provisions of the employment agreement from August 2010, in August 2010 Mr. Olson was granted 582,412 restricted shares at a price of U.S.$ 16.72 as of the grant date. These shares will vest, all or just half of them, in one installment on December 31, 2014, subject to meeting the yield goals for EQY’s shareholders (whether all or half of the restricted shares vest, will be decided based on these goals being met).

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F.	Additional details and explanations to the table – Details regarding Mr. Thomas Caputo, the President of EQY

a.	In January 2011, EQY and Mr. Thomas A. Caputo entered into an employment agreement (which replaced the agreement between the parties dated March 2008) for the period commencing on February 1, 2011 and ending on December 31, 2014, according to which Mr. Caputo will continue to serve as EQY’s President. Pursuant to the provisions in the agreement, at the end of its term, the agreement will automatically renew on a yearly basis, unless one party provides notice otherwise at least 6 months prior to the renewal date. According to the said agreement, Mr. Caputo’s annual salary will not be less than U.S.$ 650 thousand and in 2012 the cost of his salary, including related costs, amounted to U.S.$ 747 thousand. In addition, Mr. Caputo will be entitled to an annual bonus which will be determined at the discretion of EQY’s Compensation Committee subject to meeting goals set by the Committee. In 2012, Mr. Caputo received a bonus in the amount of U.S.$ 459 thousand. The agreement also sets forth provisions for reimbursement of expenses with respect to Mr. Caputo’s fulfillment of his duties as well as provisions regarding its termination by EQY or by Mr. Caputo, while distinguishing between termination “with cause” and termination “without cause”, and while referring to termination of the agreement due to change of control in EQY. Within this framework, the agreement sets forth the amounts to which Mr. Caputo will be entitled at the time of the agreement being so terminated, which could reach (pursuant to the circumstances of the termination of the agreement): (a) an amount which equals the average annual bonus plus twice his annual salary (and in the event of termination of his employment within 12 months of a change in control of EQY – plus 2.99 times his annual salary), or Mr. Caputo’s aforesaid salary until the end of the agreement period (the lower of the two); (b) acceleration of all vesting periods of EQY’s stock options and restricted shares owned by him (excluding 25 thousand stock options the vesting of which will not be accelerated if the termination of employment occurs prior to December 31, 2014); and (c) life insurance and medical insurance for him and for his family, for a period of 18 months from the employment termination date. In addition, Mr. Caputo was granted restricted shares, as described in section b below.

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b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options to acquire EQY’s shares and its restricted shares, which were granted by EQY to Mr. Caputo, as detailed below: (i) in March 2008, Mr. Caputo was granted 250 thousand options to acquire EQY shares at an exercise price of U.S.$ 21.75 per share, which vested in four equal installments starting in March 2009. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 2.29; (ii) in February 2009, Mr. Caputo was granted 100,000 options to acquire EQY shares at an exercise price of U.S.$ 11.59 per share, which will vest in four installments from February 2010 to February 2013, and are exercisable through February 2019. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 0.65; (iii) in January 2010, Mr. Caputo was granted 100,000 options to acquire EQY shares at an exercise price of U.S.$ 18.88 per share, which will vest in four installments from 2011 through 2014. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.52; (iv) in March 2010, Mr. Caputo was granted 16,500 options to acquire EQY shares at an exercise price of U.S.$ 19.13 per share, which will vest in one installment in March 2013, and are exercisable through March 2020. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.55; (v) in February 2011, Mr. Caputo was granted 100,000 options to acquire EQY shares at an exercise price of U.S.$ 19.07 per share, which will vest in four installments between 2012 and 2015. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.68; (vi) pursuant to the provisions of the employment agreement with him, in March 2008, Mr. Caputo was granted 46,471 restricted shares at a price of U.S.$ 21.67 per share at the grant date. These shares will vest in four equal installments starting a year after the signing of the employment agreement; (vii) pursuant to the provisions of the employment agreement from that date, in January 2011 Mr. Caputo was granted 69,333 restricted shares at a price of U.S.$ 18.85, as of the grant date. These shares will vest in two equal installments on December 31, 2012 and December 31, 2014; (viii) In January 2011, pursuant to the provisions of the employment agreement, Mr. Caputo was also granted 373,333 restricted shares, that will vest, all or just half of them, in one installment on December 31, 2014, subject to meeting the yield goals of EQY’s shareholders (whether all or half of the restricted shares will vest, will be decided based on these goals being met).

G.	Additional details and explanations to the table – Details regarding Marcel Kokkeel, the CEO of CTY

a.	In January 2011, CTY and Mr. Kokkeel entered into an employment agreement for the period commencing in March 2011 and ending on February 28, 2015, according to which Mr. Kokkeel will serve as CTY’s President. Pursuant to the agreement, Mr. Kokkeel’s annual base salary amounted in 2012 to EUR 590 thousand (Mr. Kokkeel’s salary is linked to the Israeli consumer price index; in 2012, the cost of Mr. Kokkeel’s salary amounted to EUR 711 thousand). In addition, Mr. Kokkeel will be entitled to an annual bonus of up to 80% of his annual salary, at the discretion of CTY’s Board of Directors, where half of the bonus will be paid in cash and the remainder will be granted in shares of CTY. For 2012, Mr. Kokkeel received a bonus in the total amount of EUR 455 thousand, half in cash and half in CTY shares that are restricted until the end of the agreement with him. CTY may terminate the agreement prior to the end of its term by giving an advance notice of 6 months. In the event that Mr. Kokkeel’s employment is terminated as aforesaid, Mr. Kokkeel will be entitled, in addition to his salary during the early notice period, to an amount which equals 150% of his last basic annual salary as well as 150% of the last bonus paid to him.

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b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to share options granted to Mr. Kokkeel by CTY, as detailed below: On May 4, 2011, Mr. Kokkeel was granted 1,000,000 share options for CTY shares, in four installments, that will vest on April 1 of each of the years 2012 to 2015. Mr. Kokkeel may register this shares until March 2018, at a price per option of EUR 2.97. The economic value of each of the share options according to the Black & Scholes model is EUR 0.78 as of the grant date.

H.	Additional details and explanations to the table – Details regarding Eran Ballan, Senior Executive Vice President, General Counsel and Company Secretary

a.	Mr. Ballan has been employed as the Company’s Vice President and General Counsel since April 2007, and in March 2011 he was also appointed its Executive Vice President. Until October 2012, Mr. Ballan was employed in the Company under an agreement dated April 2007 (as amended from time to time), and in November 2012, Mr. Ballan and the Company entered into a new agreement, which replaced the 2007 agreement (the “2012 agreement”). Until March 2012, Mr. Ballan’s salary amounted to NIS 76 thousand (linked to the Israeli consumer price index). Pursuant to the 2012 agreement, the monthly salary of Mr. Ballan amounts to NIS 95,000, and is updated once a quarter according to the increase in the Israeli consumer price index (as of December 31, 2012, Mr. Ballan’s gross monthly salary amounted to NIS 97 thousand). Mr. Ballan is also entitled to an annual bonus at a rate of up to 75% of his annual salary, with 70% of this sum being paid in accordance with meeting annual goals, which will be set by the Company’s Board of Directors, while the remaining 30% will be paid at the sole discretion of the Company’s Board of Directors. In addition, Mr. Ballan is entitled to the usual social benefits and related benefits, including managerial insurance, contributions to a further studies fund and life insurance (which includes the members of his family as beneficiaries). Mr. Ballan is entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes (with regard to provisions that exceed the income tax ceilings). The 2012 agreement is for 4 years starting from October 1, 2012, with either of the parties being entitled to terminate the agreement at any time upon giving 180 days’ advance notice. In the event of Mr. Ballan’s employment with the Company being terminated on the initiative of the Company (including where the agreement with him is not renewed, but other than in a case of dismissal “with cause”), Mr. Ballan will be entitled to the following terms: (a) 180 days’ advance notice during which time Mr. Ballan is entitled to receive his full salary and the related benefits thereto; (b) a total amount equivalent to his full salary, including social benefits, with respect to 4 additional months and his monthly salary (excluding social and/or related benefits) with respect to an additional 8 months; (c) a proportionate part of the total annual bonus to which Mr. Ballan is entitled in accordance with the date of terminating his employment, which will be calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (d) full acceleration of the vesting period of all share options and other equity-based compensation that were granted to Mr. Ballan and that will be granted to him, and which have not yet reached their vesting date. In the event of a change in control (as defined in the agreement), Mr. Ballan will be entitled to full acceleration of the vesting period with respect to share options and other equity-based compensation already granted and that will be granted to him, and which have not yet reached their vesting date, as well as to a bonus equivalent to 200% of his annual base salary in the year when the change in control was completed. For the purpose of this section a “change in control” shall constitute: (a) any event where a transaction takes place for the merger or acquisition of the Company, as a result of which the interests of the shareholders of the Company (as they were immediately prior to the execution of the transaction) amount to less than 50% of the share capital of the Company or of the absorbing company; (b) the sale of all or a material part of the assets of the Company; or (c) where the present shareholders do not appoint the majority of the members of the Board of Directors.

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b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements for: (a) 17,500 non-tradable share options granted to a trustee for Mr. Ballan in April 2009, which are exercisable into one ordinary share of the Company at an exercise price of NIS 17.02 per share; (b) 130,000 non-tradable share options granted to a trustee for Mr. Ballan in February 2010, which are exercisable into one ordinary share of the Company at an exercise price of NIS 39.02 per share;

The above share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. The exercise price of the share options (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options) is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend distribution). The vesting period of the options has been set in three equal installments for the grant dated April 2009 and four equal installments for the grant dated April 2010, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Ballan’s employment with the Company will expire. The final expiry date of all share options is at the end of 4 years from the grant date of the share options granted in April 2009 and 5 years from the grant date of the share options granted in April 2010. The share options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 8.96 (for options granted in 2009) and NIS 15.40 (for options granted in 2010).

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Subsequent to the balance sheet date, in February 2013, equity-based compensation was granted to a trustee for Mr. Ballan pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track (which is not included in the table above), as detailed below: (a) 95,584 non- tradable share options which are exercisable into one ordinary share of the Company at an exercise price of NIS 48.647 per share (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options), linked to the Israeli consumer price index and subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend distribution). The vesting period of the options has been set in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Ballan’s employment with the Company will expire. The final expiry date of all share options is at the end of 4 years from their grant date. The share options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 13.34; (b) 13,382 restricted share units granted at a price per share of NIS 47.64. The restricted share units vest in three equal installments, starting upon the elapse of one year from the grant date. If dividend is paid, Mr. Ballan will be entitled to monetary compensation reflecting the dividend benefit with respect to the restricted share units that have not yet vested at the dividend distribution date; (c) 29,470 performance-based restricted share units granted at a price per share of NIS 47.64. The units vest in one installment three years from the grant date, subject to the total yield (including dividend distributed) from the Company’s share in the three year period after the grant date is at least 20% of the share price at the grant date.

c.	Subsequent to the date of the statement of financial position, the Company’s Board of Directors approved (after obtaining the approval of the Compensation Committee) granting Mr. Ballan an annual bonus for 2012, in the amount of NIS 875 thousand. The bonus amount is determined by the Board of Directors as part of the total annual compensation granted to Mr. Ballan for his work in 2012, while taking into consideration his professional abilities and skills, as these are reflected in the Company’s performance and achievements in 2012, including his exceptional success in meeting the personal goals set for him.

I.	Additional details and explanations to the table – Details regarding Gadi Cunia, former Senior Executive Vice President and CFO

a.	Starting in April 2010 and until October 1, 2012, Mr. Cunia was employed as the Company’s Executive Vice President and CFO under an employment agreement dated December 2009 (as amended from time to time). Pursuant to the employment agreement with him, the monthly salary of Mr. Cunia amounted to NIS 76 thousand (subject to quarterly updates according to the increase in the Israeli consumer price index starting on his employment commencement date). Mr. Cunia was also entitled to an annual bonus at the discretion of the Company’s Board of Directors (in accordance with the compensation principles adopted by the Company, as specified in section 17.4 of the ‘Description of the Company’s Business’ chapter). In addition, Mr. Cunia was entitled to the usual social benefits and related benefits, including managerial insurance and contributions to a further studies fund. Mr. Cunia was entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes (with regard to provisions that exceed the income tax ceilings). According to the provisions of the employment agreement with him, on termination of his employment in the Company Mr. Cunia received (after the elapse of the 90 days’ advance notice during which he continued fulfilling his duties and for which he received full salary and related benefits) a total amount equivalent to the full salary and social benefits he was entitled by virtue of the contract with respect to an additional 3 months. In addition, on termination of his employment, Mr. Cunia received a retirement bonus of NIS 200 thousand.

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In October 2012, a wholly-owned foreign subsidiary of the Company and Mr. Cunia entered into a consultancy agreement, under which Mr. Cunia provides management services to a foreign wholly-owned private subsidiary of the Company. The agreement is for a fifteen-month period starting in October 2012, with either of the parties being entitled to terminate the agreement at any time upon giving 90 days’ advance notice. In return for the management services, Mr. Cunia is entitled to a monthly consideration of EUR 22.5 thousand (this consideration is included in the above table), as well as to the reimbursement of expenses related to the provision of the said services.

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements for: (a) 100,000 non-tradable share options granted to a trustee for Mr. Cunia in February 2010, which are exercisable into one ordinary share of the Company at an exercise price of NIS 39.02 per share; (b) 50,000 non-tradable share options granted to a trustee for Mr. Cunia in April 2010, which are exercisable into one ordinary share of the Company at an exercise price of NIS 38.93 per share;

The above share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. The exercise price of the share options (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options) is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend distribution). The vesting period of the options has been set in four equal installments, starting upon the elapse of one year from the grant date. The final expiry date of all share options is at the end of 5 years from their grant date. Pursuant to the share option provisions, on termination of Mr. Cunia’s employment in the Company the vesting period of all the said share option was accelerated. The share options were also exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 15.40 (for options granted in February 2010) and NIS 13.20 (for options granted in April 2010).

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J.	Additional details and explanations to the table – Details regarding the Deputy Chairman of the Company’s Board of Directors, Mr. Arie Mientkavich

a.	Pursuant to an agreement between Mr. Arie Mientkavich and the Company from May 2005, as extended in May 2009, following approval by the Company’s general meeting in June 2005 and May 2009, Mr. Arie Mientkavich has been employed as the Deputy Chairman of the Company’s Board of Directors, in a part-time capacity of 50% of a full-time position. The current engagement is for a period of four years ending in April 2013, with each of the parties being entitled to terminate the agreement upon giving 60 days’ advance notice. Pursuant to the agreement (as amended), Mr. Mientkavich is entitled to a monthly salary (gross) of NIS 72,000, which will be updated once a quarter in accordance with the percentage increase in the Israeli consumer price index (as of December 31, 2012, Mr. Mientkavich’s gross salary amounted to NIS 80 thousand).

In addition to the aforesaid, the engagement agreement provides for the usual benefits with regard to managerial insurance, further studies fund, vacation, sickness, provision of a company car, etc. Upon terminating the engagement with him (except in exceptional circumstances where the Company is entitled to terminate the engagement without paying severance pay and without giving advance notice, as detailed in the agreement), Mr. Mientkavich will be entitled to an adaptation grant in an amount equivalent to six months’ payment of his last base salary (including the payment of contributions for managerial insurance and for the further studies fund), which will be paid in six equal installments.

On March 19, 2013, the Company’s Board of Directors approved (after receiving the approval of the Compensation Committee) extending of the agreement between the Company and Mr. Mientkavich for a period until the adoption date of a compensation policy by the Company (in accordance with the provisions of the Companies Law (Amendment No. 20), 2013), with no changes to the terms of the present agreement. The extension of the agreement is subject to the approval of the Company’s general meeting.

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b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for Company shares, which were granted by the Company to Mr. Mientkavich, as detailed below: (i) pursuant to the terms of Mr. Mientkavich’s current employment agreement, that was extended, as stated above, in 2009, in May 2009, the Company granted 400,000 stock options to a trustee to hold for Mr. Mientkavich (pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track). The exercise price of the options was calculated as the average of the Company’s share price during the 30 trading days preceding the grant of the options and was set at NIS 21.67 per share (the exercise price is linked to the Israeli consumer price index and is subject to adjustments in the event of the issuance of stock dividends, rights issuances and dividend distributions). The share options vest over a 4-year period, beginning on the date of their grant (May 19, 2009), whereby Mr. Mientkavich will be entitled to exercise the stock options in four equal annual installments. If Mr. Mientkavich does not exercise the share options, which are exercisable within six months of the termination date of the engagement, the share options will expire. In the event of the engagement with Mr. Mientkavich being terminated by the Company (including not being renewed at the end of the engagement period), other than in circumstances that would entitle the Company to legally terminate the engagement without the payment of severance pay, Mr. Mientkavich will be entitled to an acceleration of the vesting period of all the share options. The final expiry date of all the share options (in the event of their not having expired or having been exercised previously in accordance with the details above) will be at the end of five years from their grant date. The economic value of each of the share options from 2009 as of the grant date, based on the binomial model, is NIS 10.4 per share; (ii) in May 2009, the Company’s general meeting approved the grant of 16,000 share options, to a trustee to hold on behalf of Mr. Mientkavich, pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. Each of the aforesaid share options is exercisable into one ordinary share of the Company at an exercise price of NIS 21.67 per share, linked to the Israeli consumer price index, and subject to adjustments (with respect to the issuance of stock dividends, rights issuances and dividend distributions). Mr. Mientkavich will also be entitled to exercise the share options by means of a cashless exercise. The vesting periods have been set in three equal installments beginning from the end of one year from the grant date. In certain situations, Mr. Mientkavich will be entitled to an acceleration of the vesting period of all the share options. The final expiry date of the share options is at the end of 5 years from their grant date. The fair value of each share option as of the grant date, based on the binomial model, is NIS 6.73.

c.	The amount in the table under the heading “Bonus” refers to a bonus approved for Mr. Mientkavich at the Company’s general meeting convened in December 2012 (NIS 500 thousand) with respect to 2011.

d.	Subsequent to the date of the annual financial statements, the Compensation Committee and the Company’s Board of Directors approved an annual bonus of NIS 500 thousand for Mr. Mientkavich with respect to 2012, an amount which was not included in the above table. The bonus amount was decided by the Board of Directors, as part of the total annual compensation paid to Mr. Mientkavich for his work in 2012, and it reflects, in the opinions of the members of the Compensation Committee and the Board of Directors, his meeting the goals of the Company’s management in general and the appreciation of the Compensation Committee and the Board of Directors in light of his continued substantial investment in the promotion of the Group’s business, above and beyond the scope of his position, including his contribution as Chairman of the Board of Directors of Gazit-Globe Israel (Development) Ltd. and as Chairman of the Board of Directors of Dori Group, and his supervision of Dori Group’s activity in Poland. Hence, the proposed amount reflects also the scope of the responsibility, contribution and concrete efforts of Mr. Mientkavich, within his realm of responsibility and beyond it. The aforesaid bonus grant is subject to the approval of the Company’s general meeting.

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K.	Additional details and explanations to the table – Details regarding directors’ fees

With regard to the directors Yair Orgler, Gary Epstein, Nadine Baudot-Trajtenberg, Haim Ben Dor, Douglas Sesler, Shay Pilpel and Noga Knaz (who are not employed by the Company) the amount presented under the heading “Other” is the directors’ fees paid in cash with respect to 2012.

Since January 2012, the Company’s directors, including external directors as appointed from time to time (but excluding directors who serve in other positions in the Company; which are, as of the reporting date, Mr. Chaim Katzman, Chairman of the Board of Directors, Mr. Arie Mientkavich, Deputy Chairman of the Board of Directors, and Mr. Dori Segal, Executive Vice Chairman of the Board of Directors), are entitled to relative remuneration pursuant to Regulation 8a of the Companies’ Regulations (Rules regarding Remuneration and Expenses for an External Director), 2000 (the “Remuneration Regulations”), as follows: annual remuneration in the amount of U.S.$ 42,000 for a director who does not meet the expertise criteria of an expert external director and annual remuneration in the amount of U.S.$ 56,000 for a director who meets the expertise criteria of an expert external director; remuneration in the amount of U.S.$ 1,100 per meeting attended for a director who does not have the expertise criteria of an expert external director and remuneration in the amount of U.S.$ 1,480 per meeting attended for a director who meets the expertise criteria of an expert external director. The remuneration amount will be no less than (taking into account changes in the exchange rate of the shekel against the U.S.$) the minimum amount set for a company of the Company’s ranking in the second and third supplements to the Remuneration Regulations, and will be no higher than 50% of the maximum amount set for a company of the Company’s ranking in the second, third and fourth supplements to the Remuneration Regulations, as the case may be (where such minimum and maximum amounts will be linked to the CPI in accordance with the provisions of the Remuneration Regulations ). To clarify, payment for participation by way of electronic media will be 60% of the above participation remuneration, and payment for written resolutions will be 50% of the above participation remuneration.

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REGULATION 21A: Controlling Shareholder of the Company

The controlling shareholder of the Company is Norstar Holdings Inc. (“Norstar”), a foreign resident company registered in Panama, whose shares are listed on the Tel Aviv Stock Exchange Ltd.

Until January 31, 2013, the controlling shareholder of Norstar was Mr. Chaim Katzman, who is also the Chairman of the Board of Directors of the Company and of Norstar, and who owns, directly and indirectly, Norstar shares through private companies wholly-owned by him and by members of his family (29.5% of Norstar’s issued share capital), as well as through First US Financial LLC3 (which owns 19.31% of Norstar’s share capital) (“FUF”, collectively with Mr. Katzman below: the “Katzman Group”).

On January 31, 2013, the Katzman Group, Mr. Dori Segal, Executive Vice Chairman of the Board of Directors of the Company and a director and shareholder of Norstar (which owns 9.62% of Norstar’s share capital), and his wife, Ms. Erika Ottosson, a shareholder of Norstar (which owns 6.36% of Norstar’s share capital), entered into a shareholders agreement with regard to their interests in Norstar. On entering into the said agreement, Mr. Dori and Ms. Erika Ottosson became part of Norstar’s controlling group, alongside the Katzman Group.

REGULATION 22: TRANSACTIONS WITH A CONTROLLING SHAREHOLDER

1.	Agreement with Norstar—For details regarding the agreement between the Company and Norstar and a wholly-owned subsidiary of Norstar, refer to section 23.1 of Chapter A of the Periodic Report.

2.	For details regarding the employment and compensation agreements of the Company’s controlling shareholders, Mr. Chaim Katzman and Mr. Dori Segal, with subsidiaries of the Company, refer to the details presented under Regulation 21 above.

3.	For details regarding officers’ insurance and indemnification undertaking, pursuant to which Messrs. Chaim Katzman and Dori Segal, the Company’s controlling shareholders, are also beneficiaries, refer to the details presented under Regulation 29a below.

[3]

Mr. Katzman holds an irrevocable power of attorney from FUF, which owns 19.31% of Norstar’s shares. The power of attorney entitles Mr. Katzman to vote at his discretion all of FUF’s shares in Norstar. FUF is a foreign resident registered in Nevada, U.S., 51.4% of which are owned by Mr. Katzman (including through private companies directly and indirectly owned by him and by members of his family), 22.6% of which are owned by Mr. Erika Ottosson (wife of Mr. Dori, Executive Vice Chairman of the Board of Directors of the Company), and 26% of which are owned by Martin Klein. Ms. Ottosson has given Mr. Katzman irrevocable power of attorney to vote in her name and in her stead in the shareholders meetings of FUF

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4.	In 2008, the Board of Directors of U. Dori Group Ltd. (“Dori Group”) approved (following the Audit Committee’s approval), an agreement which U. Dori Construction Ltd. (“Dori Construction”), a subsidiary of Dori Group, entered into with a private company that is owned by Mr. Chaim Katzman as well as with Mr. Dori Segal, Ms. Erika Ottosson and Mr. Ronen Ashkenazi (shareholder and CEO of Gazit Development and of Dori Group), for the performance of foundation work for the construction of a residential building in central Israel. The consideration for the foundation work is determined on the basis of a fixed amount amounting to NIS 16.4 million and also supplementary amounts based on cost plus a margin, as specified in the agreement. This agreement was assigned to Dori Construction within the framework of the agreement between Dori Group and Dori Construction for the sale/assignment of construction agreements. In May 2009, the parties signed a detailed agreement, which was amended in September 2009, in which it was agreed that the customers ordering the work are entitled to receive services from Dori Construction, as the main contractor in the project, for a consideration determined on the basis of cost plus 8% with respect to the additional work to be ordered. Following a notice from the customers ordering the work, the parties have reached accords that the aforementioned work will not be performed by Dori Construction and that Dori Construction will not act as the main contractor. Within the framework of performing the foundation work, Dori Construction carried out additional work, which was not in accordance with the original plans that were attached to the agreement for the performance of the foundation work, the payment for which will be settled by the parties in the future. In 2011, Dori Construction recorded with respect to the said works revenues in the amount of NIS 15 million. As of the reporting date, the work on this project has been completed. In 2011, the parties approached a certified construction supervisor to bridge the gaps between the parties and assist them in determining the manner in which the final payment will be made to Dori Construction for its work on the project, in accordance with mechanisms prescribed in the agreement. As of December 31, 2012, Dori Construction had outstanding revenues receivable from the project in the amount of NIS 5.7 million. The parties have received a non-binding proposal from the supervisor, who received Dori Construction’s position only partially. Dori has requested that its legal advisors consider its actions in this matter.

5.	Negligible transactions: As resolved by the Company’s Board of Directors, the following transactions are to be considered negligible transactions for the purpose of Regulation 41(a)(6)(1) of the Securities Regulations (Preparation of Annual Financial Statements), 2010:

(a)	The lease of properties, during the normal course of business and at market terms, to an interested party (who is also a controlling shareholder), to companies under his control or to companies in which he is an interested party (all of these are referred to as, “Related Parties”), when the revenues from the annual rental of the properties will not exceed (in the aggregate) 0.1% of the annual rental income in the Company’s consolidated financial statements.

(b)	An agreement made by the Company to jointly acquire, together with Related Parties, goods or services from a third party, which is made during the normal course of the Company’s business and at market terms, and with regard to which the Audit Committee has determined that the allocation of the costs and expenses in the agreement is fair and equitable taking into account the circumstances of the matter, with the annual expenses with respect to such agreements (in the aggregate) not exceeding 0.1% of the annual gross expenses presented in the Company’s consolidated financial statements for the year preceding the date of the agreement.

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In the Company’s opinion, the scope of the aforesaid transactions is negligible in relation to the scope of the Company’s operations, and accordingly complies with the requirements of the aforementioned Regulation 41(a)(6)(1).

REGULATION 24: INTERESTS OF INTERESTED PARTIES

For details, to the best of the Company’s knowledge, regarding the interests of interested parties of the Company in its shares and other securities immediately prior to the date of the report, refer to the immediate report dated March 7, 2013 (ref. 2013-01-056097).

For details regarding the interests of interested parties of the Company that are members of an institutional reporting group, in shares and other securities of the Company’s subsidiaries or its related companies, immediately prior to the date of the report, refer to the immediate report dated March 7, 2013 (ref. 2013-01-056994).

Presented below are the details, to the best of the Company’s knowledge, of the shares and other securities owned by each interested party in each of the Company’s affiliates, immediately prior to the date of the report:

Name of holder	Name and class of securities	Quantity of securities	Interests*		Interests (fully diluted)
			Capital	Voting	Capital	Voting
Gazit-Globe	Equity One Inc., ordinary shares	53,187,513	45.48	45.07	39.79	39.79
	First Capital Realty Inc., ordinary shares	94,212,376	45.61	45.61	39.55	39.55
	Atrium European Real Estate Limited, ordinary shares	128,908,715	34.51	34.51	34.04	34.04
	Citycon Oyj., ordinary shares	217,574,694	49.30	49.30	48.23	48.23
Chaim Katzman (1)	Equity One Inc., ordinary shares(2)	370,836	0.32	0.31	0.60	0.60
	Equity One Inc., stock options (non-tradable)	437,317	—	—
	First Capital Realty Inc., ordinary shares	60,036	0.03	0.03	0.07	0.07
	First Capital Realty Inc., share options (non-tradable)	116,913	—	—
	Atrium European Limited, ordinary shares	205,000	0.05	0.05	0.09	0.09
	Atrium European Limited, share options	127,119	—	—
	Citycon Oyj, ordinary shares	350,083	0.08	0.08	0.08	0.08

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Shulamit Katzman (3)	First Capital Realty Inc., ordinary shares	10,674	0.01	0.01	0.00	0.00
	Atrium European Limited, ordinary shares	50,000	0.01	0.01	0.01	0.01
	Citycon Oyj., ordinary shares	81,000	0.02	0.02	0.02	0.02
Dori Segal (4)	Equity One Inc., ordinary shares(2)	26,950	0.02	0.02	0.02	0.02
	First Capital Realty Inc., ordinary shares	1,107,259	0.54	0.54	1.34	1.34
	First Capital Realty Inc., share options (non-tradable)	2,075,089	—	—
	First Capital Realty Inc., share options (tradable)	8,500
	Citycon Oyj., ordinary shares	7,174	0.00	0.00	0.00	0.00
Erika Ottosson (5)	First Capital Realty Inc., ordinary shares	23,341	0.01	0.01	0.01	0.01
Dr. Shay Pilpel	Equity One Inc., ordinary shares	31,900	0.03	0.03	0.02	0.02

*	The debenture interests represent interests out of the entire series.
(1)	The above data regarding securities owned by Mr. Katzman include securities owned by his daughters, including through subsidiaries owned by them.

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(2)	Pursuant to an irrevocable undertaking given by Mr. Katzman in May 2003, Mr. Katzman has undertaken to the Company to cast the votes conferred by all the EQY shares he owns to appoint directors of EQY in accordance with instructions he receives from the Company, so long as the following conditions are met: (a) Mr. Katzman (including members of his family) is the owner (directly or indirectly, including through companies under his control) of at least 50% of the total voting rights in the Company; (b) the Company is the owner (directly or indirectly, including through its subsidiaries) of at least 20% of the voting rights in EQY; (c) in any event, Mr. Katzman’s aforementioned undertaking will expire after 10 years from the date on which it was given.
(3)	The wife of Mr. Katzman.
(4)	The above data regarding securities owned by Mr. Segal include securities owned by his children, including through companies owned by them.
(5)	The wife of Mr. Segal and a controlling shareholder of Norstar, the Company’s controlling shareholder.

REGULATION 24A: AUTHORIZED CAPITAL, ISSUED CAPITAL AND CONVERTIBLE SECURITIES

For details regarding the authorized capital and the issued capital of the Corporation immediately prior to the date of the report, refer to Note 27 to the financial statements.

For details regarding the convertible securities of the Corporation immediately prior to the date of the report, refer to Note 28 to the financial statements.

REGULATION 24B: COMPANY SHAREHOLDERS REGISTER

For details regarding the Company shareholders register immediately prior to the date of the report, refer to the immediate report dated March 4, 2013 (ref. 2013-01-053466):

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REGULATION 26: DIRECTORS OF THE CORPORATION

Presented below are details of the members of the Board of Directors, to the best of the Company’s knowledge:

Name	Chaim Katzman, Chairman of the Board of Directors

Identity no.:	030593859

Date of birth:	4.11.1949

Address for serving legal documents:	1600 NE Miami Gardens, North Miami Beach, FL 33179, U.S.

Nationality:	Israeli, American

Membership of Board sub-committees:	Investments Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Refer to the details below regarding his appointments as Chairman of the Board of Directors and as a director of various affiliates of the Company

Date of appointment:	1.5.1995

Education:	LLB, Tel-Aviv University

Employment in the past five years:	Chairman of the Board of the following companies: the Company, Norstar Holdings Inc., EQY, FCR, ATR, CTY, and private subsidiaries of these companies and of the Company

Companies of which he is a director (other than the Company):	Norstar Holdings Inc., EQY, FCR, ATR, CTY, Gazit-Globe Israel (Development) Ltd. and private subsidiaries of these companies and of the Company, as well as Koah (2000) Holdings Ltd. and Ganei Binyamina Ltd.

Relative of another of the Company’s interested parties:	No

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Name	Arie Mientkavich, Deputy Chairman of the Board of Directors

Identity no.:	000129320

Date of birth:	28.9.1942

Address for serving legal documents:	14 Bezalel Street, Jerusalem

Nationality:	Israeli

Membership of Board sub-committees:	None

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Yes – Deputy Chairman of the Board of Directors. In addition, refer to the details below regarding his appointments as Chairman of the Board of Directors and as a director of various affiliates of the Company

Date of appointment:	19.4.2005

Education:	LLB and BA in Political Sciences (Hebrew University, Jerusalem)

Employment in the past five years:

Deputy Chairman of the Board of the Company, Chairman of the Board of Gazit-Globe Israel (Development) Ltd., Chairman of the Board U. Dori Group Ltd, Vice Chairman of the Board of I.D.B. Holdings Ltd., Chairman of the Board of Elron Electronic Industries Ltd., Chairman of the Board of R.D.C. – Rafael Development Corporation Ltd., Vice Chairman of the Board of Ronson Europe N.V. and a director of Given Imaging Ltd. and Nulens Ltd.

Formerly Chairman of the Board of Israel Discount Bank Ltd. and of its principal subsidiaries, including Mercantile Discount Bank Ltd. and Israel Discount Bank of New York.

Companies of which he is a director (other than the Company):	Gazit-Globe Israel (Development) Ltd., , I.D.B. Holdings Ltd., Elron Electronic Industries Ltd., U. Dori Group Ltd., R.D.C. – Rafael Development Corporation Ltd., Nulens Ltd., Ronson Europe N.V., and Given Imaging Ltd.

Relative of another of the Company’s interested parties:	No

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Name	Dori Segal, Executive Vice Chairman of the Company’s Board of Directors

Identity no.:	057493504

Date of birth:	19.3.1962

Address for serving legal documents:	85 Hanna Avenue, Suite 400, Toronto, Ontario M6K, Canada

Nationality:	Israeli, American

Membership of Board sub-committees:	Investments Committee, Canadian

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	President and CEO of FCR (a subsidiary of the Company); President of Norstar Israel Ltd., which is a subsidiary of the controlling shareholder of the Company. Refer also to the details below regarding his appointments on the Board of Directors of various affiliates of the Company.

Date of appointment:	26.12.1993

Education:	High school

Employment in the past five years:	Executive Vice Chairman of the Company’s Board of Directors. President and CEO of FCR, President of Norstar Israel Ltd., and Chairman of the Board of Realpac- The Real Property Association of Canada

Companies of which he is a director (other than the Company):	Norstar Holdings Inc., EQY (where he serves as Vice Chairman of the Board), FCR, U. Dori Group Ltd., Gazit-Globe Israel (Development) Ltd. and their private subsidiaries, as well as the private subsidiaries of the Company and of Norstar Holdings Inc.

Relative of another of the Company’s interested parties:	No

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Name	Yair Orgler

Identity no.:	001210541

Date of birth:	10.10.1939

Address for serving legal documents:	19 Ya’akov Zerubavel Street, Tel Baruch, Tel-Aviv

Nationality:	Israeli, German

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Investments Committee, Nominations and Corporate Governance Committee, Corporate Social Responsibility Committee

Serves as external director:	Yes

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes (external director)

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	27.11.2007

Education:	B.Sc. in Industrial Engineering and Management (Technion, Haifa); M.Sc. in Industrial Engineering and Management (University of Southern California—USC); Ph.D. in Management – specializing in Finance (Carnegie Mellon University)

Employment in the past five years:	Professor Emeritus of the Management Faculty, Tel-Aviv University. Through January 2010, served as a director of Bank Hapoalim B.M.

Companies of which he is a director (other than the Company):	Israel Chemicals Ltd., Bromine Compounds Ltd., Dead Sea Bromine ltd., Ceragon Networks Ltd., Itamar Medical Ltd., and Atidim Ltd.

Relative of another of the Company’s interested parties:	No

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Name	Gary Epstein

Identity no.:	452063713

Date of birth:	19.02.1948

Address for serving legal documents:	C/o Greenberg Traurig, 333 SE 2d Ave., Miami, FL, 33131

Nationality:	American

Membership of Board sub-committees:	No

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.1.2012

Education:	J.D. (Harvard Law School; M.A. in English Literature (New York University); B.A. and B.H.L. in English and Jewish Studies (Yeshiva University)

Employment in the past five years:	Chair of the Corporate and Securities Department and member of the Executive Committee at Greenberg Traurig, LLP law firm.

Companies of which he is a director (other than the Company):	None

Relative of another of the Company’s interested parties:	No

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Name	Nadine Baudot-Trajtenberg

Identity no.:	011907425

Date of birth:	14.3.1956

Address for serving legal documents:	4 Kehilat Venezia Street, Tel-Aviv

Nationality:	Israeli

Membership of Board sub-committees:	Audit and Balance Sheet Committee and Compensation Committee

Serves as external director:	Yes

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	5.12.2012

Education:	Ph.D. in Economics (Harvard University); MA in Politics, Philosophy and Economics (Oxford University); BA in Economics (University of Montréal)

Employment in the past five years:	Deputy Dean of the School of Economics at IDC Herzliya; served as Deputy Dean of the Arison School of Business at IDC Herzliya, and was in charge of Investor Relations at Bank Hapoalim B.M.

Companies of which she is a director (other than the Company):	Director and Chairperson of the Board at Menorah Mivtachim Insurance Ltd., external director at Menorah Mivtachim Pension and at Menorah Mivtachim Provident Funds

Relative of another of the Company’s interested parties:	No

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Name	Michael Haim Ben Dor

Identity no.:	01078416

Date of birth:	21.8.1938

Address for serving legal documents:	14 Nili Street, Jerusalem

Nationality:	Israeli

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominations and Corporate Governance Committee, Corporate Social Responsibility Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	13.1.1999

Education:	Auditors’ certificate from the Ministry of Justice (College of Management, Jerusalem)

Employment in the past five years:	Business consultant in the field of capital market and investments to private and public companies; served as a lecturer at the Hebrew University and as a corporate consultant in the field of finance and investments.

Companies of which he is a director (other than the Company):	Member of the Dan Investments Committee and the Teachers Association

Relative of another of the Company’s interested parties:	No

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Name	Douglas William Sesler

Identity no.:	113179460

Date of birth:	24.12.1961

Address for serving legal documents:	54 Northway Bronxville, NY 10708

Nationality:	American

Membership of Board sub-committees:	No

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.1.2012

Education:	B.A. in Government from Cornell University

Employment in the past five years:	Private real estate investor, until 2011—Head of Global Real Estate Principal Investments of Bank of America, Merrill Lynch

Companies of which he is a director (other than the Company):	Baypoint Navigation Inc.

Relative of another of the Company’s interested parties:	No

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Name	Shay Pilpel

Identity no.:	04165353

Date of birth:	12.4.1950

Address for serving legal documents:	8 Ben Haim Street, Ramat Hasharon

Nationality:	Israeli

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominations and Corporate Governance Committee, Compensation Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	31.12.2006

Education:	B.Sc. in Mathematics (Tel-Aviv University); BA in Philosophy (Tel-Aviv University); M.Sc. in Mathematics (Hebrew University, Jerusalem); Ph.D. in Statistics (University of California, Berkeley); MBA (Columbia University, New York)

Employment in the past five years:	CEO of Wexford Capital Israel Ltd.

Companies of which he is a director (other than the Company):	Member of the Israel Securities Authority Plenum

Relative of another of the Company’s interested parties:	No

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Name	Noga Knaz

Identity no.:	22433072

Date of birth:	4.10.1966

Address for serving legal documents:	6 Sasha Argov Street, Tel-Aviv

Nationality:	Israeli, American

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominations and Corporate Governance Committee, Corporate Social Responsibility Committee, Compensation Committee

Serves as external director:	Yes

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes (external director)

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.8.2008

Education:	BA in Economics and Business Administration (Haifa University); holds an investments portfolio management license; graduate of the Directors and Officers Course conducted by LAHAV Executive Management (Tel-Aviv University)

Employment in the past five years:	CEO of Rosario Capital Ltd. Formerly: CEO of DS Underwriting Ltd. and investment manager in the DS Securities and Investments Group Ltd. and in Migdal Capital Markets.

Companies of which she is a director (other than the Company):	—

Relative of another of the Company’s interested parties:	No

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REGULATION 26A: SENIOR OFFICERS

Presented below are details of the senior officers of the Company, who do not serve as directors, to the best of the Company’s knowledge.

Name:	Aharon Soffer

Identity no.:	027943042

Date of birth:	3.3.1971

Position held in the Company, in a subsidiary, in a related company or in an interested party:	President; Director of Atrium European Real-Estate Ltd.; president and director in private subsidiaries of the Company; responsible for management of market risks, together with the Company’s CFO

Date of appointment:	30.11.2009

Education:	BA in Economics and Management (College of Management), LLB (College of Management)

Employment in the past five years:	Vice President and Interim President of the Company, President of foreign subsidiaries of the Company, director of foreign subsidiaries of the Company

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	Yes (by virtue of his serving as President)

Name:	Gil Kotler[4]

Identity no.:	022308498

Date of birth:	10.4.1966

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Senior Executive Vice President and CFO of the Company, responsible for management of market risks, together with the Company’s President; Controller in Norstar; director in some of the Company’s and Norstar Holdings Inc.’s private subsidiaries.

Date of appointment:	1.10.2012

Education:	BA in Economics and Accounting, (Tel Aviv University); General Management Program (Harvard Business School)

[4]	Mr. Gadi Cunia served in this position until October 1, 2012.

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Employment in the past five years:	Chief Strategy Officer in a U.S. wholly-owned subsidiary of the Company; CFO of the Company; Controller in Norstar

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Eran Ballan

Identity no.:	022012843

Date of birth:	2.9.1965

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Senior Executive Vice President, General Counsel and Company Secretary

Date of appointment:	15.4.2007

Education:	LLB (Essex University, U.K.); LLM (New York University, U.S.)

Employment in the past five years:	His current position

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Varda Zuntz

Identity no.:	052132115

Date of birth:	16.11.1953

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Head of Corporate Responsibility, Company Secretary of Norstar Holdings Inc. Director of some of the private subsidiaries of the Company and of Norstar Holdings Inc.

Date of appointment:	12.12.1998

Education:	High school

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Employment in the past five years:	Her current position, served also as Company Secretary

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Rami (Romano) Vaisenberger

Identity no.:	016708695

Date of birth:	29.1.1973

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President and Controller

Date of appointment:	1.7.2004

Education:	BA in Accounting and Business Administration (College of Management)

Employment in the past five years:	His current position

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Shlomi Drori

Identity no.:	029063518

Date of birth:	19.2.1972

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President of Supervision and Control

Date of appointment:	23.1.2013

Education:	Business Administration and Accounting (College of Management)

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Employment in the past five years:	Internal Control Manager in the Company; Internal Auditor of Pelephone Communications Ltd.

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Ronen Geles

Identity no.:	037559028

Date of birth:	6.1.1976

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President of Finance

Date of appointment:	28.1.2013

Education:	MA in Business Administration (Tel Aviv University); BA in Economics and Business Administration (Bar Ilan University)

Employment in the past five years:	Treasurer and Financial Risks Manager of the Company

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Itzhak Naftalin

Identity no.:	025495300

Date of birth:	22.7.1973

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Internal auditor of the Company and of Norstar Holdings Inc.

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Date of appointment:	31.10.2012[5]

Education:	BA in Business Administration (Ono Academic College)

Employment in the past five years:	Partner and Audit Manager in Fahn Kanne Control Management Ltd.

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

REGULATION 26B: AUTHORIZED SIGNATORY FOR THE COMPANY

As of the date of the report, the Company has no independent authorized signatories.

REGULATION 27: AUDITORS OF THE COMPANY

Kost Forer Gabbay & Kasierer, CPAs, 3 Aminadav Street, Tel-Aviv.

REGULATION 28: AMMENDMENT OF THE MEMORANDUM OR ARTICLES OF ASSOCIATION

On January 12, 2012, the general meeting approved amendments to the Company’s articles of association with regard to the majority required to amend the Company’s articles of association, and the manner of appointment of the members of the Board of Directors.

On the same date, the Company’s memorandum of association was also amended with regard to the Company’s purpose and the majority required to increase the Company’s authorized capital.

For details regarding the amendments to the Company’s articles and memorandum of association, refer to its immediate report dated December 5, 2012 (ref. 2011-01-353178) regarding the convening of a general meeting which is hereby incorporated by means of this reference.

[5]	Until the specified date, Yosi Ginossar of Fahn Kanne Control Management Ltd. served as the Company’s Internal Auditor, and was then replaced as part of a rotation between the partners at Fahn Kanne Control Management Ltd.

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REGULATION 29: RECOMMENDATIONS AND RESOLUTIONS OF THE DIRECTORS

A.	Payment of a dividend or making of a distribution, as defined in the Companies Law, by any other means, or the distribution of a stock dividend:

During the reporting year, the Company’s Board of Directors resolved to make dividend distributions in the amount of NIS 0.40 per share on the following distribution dates: March 27, 2012; May 22, 2012; August 20, 2012; and November 26, 2012.

In addition, subsequent to the date of the report, on March 19, 2013, the Company’s Board of Directors approved the distribution of a dividend of NIS 0.43 per share of NIS 1.

B.	Change in the Company’s authorized or issued capital:

Change in authorized capital – On January 12, 2012, the Company’s general meeting approved an increase of the Company’s authorized capital by 300 million ordinary shares par value NIS 1 each, such that following the increase the authorized capital will be NIS 500 million, divided into 500 million ordinary shares par value NIS 1 each.

Change in issued capital – Refer to Regulation 20 above.

C.	Amendment of the Company’s memorandum or articles of association: For details regarding the amendment of the Company’s articles and memorandum of association, as approved by the general meeting, refer to Regulation 28 above.

D.	Redemption of redeemable securities: None.

Early redemption of debentures: None. However, it is noted that during the reporting period, the Company repurchased NIS 3,487,763 par value of debentures (Series A) under a Company securities repurchase plan approved by the Board of Directors on September 13, 2011 and extended and expanded by it on January 4, 2012 and on August 20, 2012. In addition, the Company repurchased NIS 134,223 par value of debentures (Series B) of the Company.

E.	Transaction between the Company and an interested party not conducted on market terms: None.

F.	Resolutions of the general meeting on the matters detailed in sections A through E above that are not in accordance with the recommendations of the Board of Directors: None

G.	Resolutions by an extraordinary general meeting:

a.	On January 12, 2012, the following resolutions were passed (refer to the immediate report dated December 5, 2011, ref. 2011-01-353178, regarding the convening of a general meeting, and the immediate report dated January 12, 2012, ref. 2012-01-014208, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference):

1.	Increase of the Company’s registered capital by NIS 300 million;

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2.	Amendment of the Company’s articles of association with regard to the majority required to amend the articles;

3.	Amendment of the Company’s articles of association with regard to the manner in which members of the Board of Directors are appointed;

4.	Classification of the members of the Company’s Board of Directors into groups (in accordance with the amendment approved with respect to the Company’s articles of association;

5.	Amendment of the Company’s memorandum of association;

6.	Appointment of Mr. Gary Epstein as Director of the Company;

7.	Appointment of Mr. Douglas Sesler as Director of the Company;

8.	Expansion of the coverage of the directors’ and officers’ liability insurance (including with respect to Mr. Chaim Katzman), as detailed in Regulation 29a of the report;

9.	Purchase of a Public Offering of Securities Insurance (POSI) policy for the Company and for directors and officers (including Mr. Chaim Katzman), with respect to the publishing of a prospectus and offering of securities in the U.S., as detailed in Regulation 29a of the report; and

10.	Change of the annual remuneration and participation remuneration amounts paid to directors of the Company, including external directors (other than directors who serve in another position in the Company).

b.	On January 26, 2012, the general meeting approved the Company entering into an agreement with the Norstar Group, as detailed in section 23.1 of Chapter A of the Periodic Report.

c.	On December 5, 2012, the following resolutions were passed, in addition to passing of the usual resolutions of an annual general meeting (refer to the immediate report dated October 30, 2012, ref. 2012-01-267582, regarding the convening of a general meeting, and the immediate report dated December 6, 2012, ref. 2012-01-302637, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference):

1.	Approval of the grant of an annual bonus in the amount of NIS 500 thousand for Mr. Arie Mientkavich, the Deputy Chairman of the Board of Directors of the Company, for his work in the Company in 2011.

2.	Extension of the engagement with Ms. Nadine Baudot-Trajtenberg as an external director of the Company for a 3-year period starting at the date of the approval by the Company’s general meeting.

REGULATION 29A: RESOLUTIONS OF THE COMPANY

A.	Approval of acts pursuant to Section 255 of the Companies Law: None.

B.	Acts pursuant to Section 254(a) of the Companies Law, which have not been approved, whether or not such acts have been presented for the approval referred to in Section 255 of the Companies Law: None.

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C.	Transactions requiring special approval pursuant to Section 270(1) of the Companies Law, provided that these are exceptional transactions, as defined in the Companies Law, which have been approved during the reporting year: On June 21, 2012, the Company entered, after having received the approval of the Board of Directors and Audit Committee, into a transaction for the purchase of GAA’s entire share capital that was not owned by the Company. For details regarding the transaction, refer to section 7.2.1 of Chapter A of the Periodic Report. In addition, for details regarding compensation which Mr. Dori Segal, Executive Vice Chairman of the Company’s Board of Directors and Mr. Aharon Soffer, the Company’s President, received as part of the transaction in lieu of securities of GAA owned by them, refer to sections C5b and D2 under Regulation 21 above.

D.	Exemption, insurance or an undertaking to indemnify officers, as is defined in the Companies Law, that is valid at the reporting date: At the reporting date, all the Company’s officers were covered by insurance, an increase in the coverage limits of which was last approved by the Company’s general meeting on January 12, 2012, and the coverage limit pursuant thereto, as of the date of the report, is U.S.$ 100 million (per event and per year). In addition, on January 12, 2012 the general meeting approved the purchase of a Public Offering of Securities Insurance (POSI) policy for the Company and for directors and officers (including Mr. Chaim Katzman, Chairman of the Board of Directors of the Company and its controlling shareholder), with respect to publishing a prospectus and offering of securities in the U.S., for a period of up to 7 years (the “Insurance Period”) and with coverage limits that are not to exceed U.S.$ 100 million per event and on an accumulated basis for the Insurance Period. For details refer to the immediate report dated December 5, 2011, ref. 2011-01-353178, regarding the convening of a general meeting, the immediate report dated December 5, 2011, ref. 2011-01-353181, regarding the approval of a transaction with the controlling shareholder that does not require the approval of a general meeting, and the immediate report dated January 12, 2012, ref. 2012-01-014208, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference.

52

Pursuant to the provisions of the Company’s articles of association, and pursuant to the resolution of the Company’s general meeting from December 31, 2006, the Company undertook to indemnify in advance anyone serving as an officer of the Company (including directors), including an officer serving on behalf of the Company in a company in which the Company owns at least 25% of the capital of and/or the voting rights in and/or the right to appoint directors therein. The undertaking to indemnify was provided with respect to liabilities and expenses, pursuant to the provisions of the Companies Law, with regard to a series of events (the indemnification causes) specified in the indemnification statement. The maximum accumulated indemnification amount which the Company might pay any officer, as aforesaid, will be no greater than 20% of the Company’s shareholders’ equity according to its last financial statements published prior to the actual indemnification payment. In addition, the Company resolved to exempt in advance the aforesaid officers (including directors) from accountability for damage caused and/or that will be caused to the Company by the officers due to breach of the duty of care owed to it, other than in the case of a breach of the duty of care in making a distribution, as defined in the Companies Law (from November 15, 2011, the said exemption does not apply to Mr. Katzman, Chairman of the Board of Directors and controlling shareholder of the Company, in light of the Companies Law (Amendment No. 16), 2011 entering into effect). On December 13, 2011, the general meeting approved amendments to the Company’s articles of association with regard to officers’ insurance and indemnification, to allow indemnification within the limits allowed under the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, namely indemnification for payment made to a party affected by a breach, which the officer in breach was required to pay for damage caused to said party as specified in Section 52(54)(A)(1)(a) of the Securities Law, or for expenses incurred by an officer in connection with the administrative procedure in his case, including reasonable litigation expenses, and including attorney’s fees. For details refer to the immediate report dated November 8, 2011, ref. 2011-01-320382, regarding the convening of a general meeting, and the immediate report dated December 13, 2011, ref. 2011-01-320382, regarding the outcome of the general meeting.

March 19, 2013	Gazit-Globe Ltd.
Date	Name of Company

Names of Signatories:	Position:
Chaim Katzman	Chairman of the Board of Directors
Aharon Soffer	President

53

CORPORATE GOVERNANCE QUESTIONNAIRE – GAZIT-GLOBE

Within the framework of this questionnaire, it should be noted that –

(1)	This questionnaire has been drawn up in a format in which a “Correct” answer regarding each of the questions constitutes a positive indication of the existence of proper corporate governance. Accordingly, a “Correct” answer is to marked ✓ in the appropriate box and an “incorrect” answer is to be marked X; to remove any doubt, it is hereby clarified that the questionnaire does not exhaustively cover all the corporate governance aspects for the Corporation, but only deals with a number of the aspects; in order to obtain further information (if required), reference should be made to the current reports of the Corporation;

(2)	The “Reporting Year” – Meaning from 1.1.xx through 31.12.xx preceding the publication date of the Periodic Report. Notwithstanding the aforesaid, the “Reporting Year” with regard to a Corporation that opts for early implementation of the questionnaire will be (at least) from 1.10.11 through 30.9.12 (with regard to early implementation in the Quarterly Report as of 30.9.12). With regard to a Corporation that opts to implement the questionnaire within the framework of an Immediate Report (on Form T121), the “Reporting Year” will be at least one whole year ending immediately prior to the publication date of the questionnaire;

(3)	The normative context is stated against each question. Where a question relates to a mandatory provision, this is expressly stated;

(4)	Where a Corporation wishes to add information that could be of importance to a reasonable investor, this can be done within the framework of Concluding Remarks to the questionnaire, with a reference thereto from the relevant question.

1

INDEPENDENCE OF THE BOARD OF DIRECTORS

			Correct	Incorrect	Normative Context
1.

In every reporting year, two or more External Directors served with the Corporation

This question can be answered “Correct” if the time period during which two External Directors did not serve does not exceed 90 days, as stated in Section 363A(b)(10) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which two or more External Directors served with the Corporation in the Reporting Year (including also the period of service approved retroactively, distinguishing between the various External Directors):

Director A: Yair Orgler

Director B: Noga Knaz

Director C: Nadine Baudot-Trajtenberg

Number of External Directors serving with the Corporation as of the date of publishing this questionnaire: 3

			✓		Mandatory Provision Section 239 of the Companies Law

2.	A.	Number of Independent Directors serving with the Corporation as of the date of publishing this questionnaire: 6
B.

As of the date of publishing this questionnaire –

•   In a Corporation that has a Controlling Shareholder or a person who holds a controlling block (in this section – “Controlling Shareholder”) – at least one third of the members of the Board of Directors are independent.

•   In a Corporation that does not have a Controlling Shareholder – a majority of the members of the Board of Directors are independent.

✓
C.

The Corporation has prescribed in its By-Laws that a minimum rate1/number of Independent Directors are to serve.

If you answer “correct”, state –

Rate/number of Independent Directors prescribed by the By-Laws: At least a third of the members of the Board of Directors

The Corporation was in compliance with the provisions of the By-Laws in the Reporting Year (with regard to the service of Independent Directors):

☒  Yes

☐  No

(Place an X in the appropriate box.)

			✓		The Companies Law – Section 1 of the First Schedule (Recommended Corporate Governance Provisions); Regulation 10(B)(9a) and 48(C)(9a) of the Reports Regulations

3.

A check was performed in the Reporting Year on the External Directors (and the Independent Directors) and it was found that, in the Reporting Year, they were in compliance with the provisions of Section 240(b) and (f) of the Companies Law with regard to the External (and Independent) Directors serving with the Corporation not having an Interest, and also that the conditions necessary for them to serve as an External (or Independent) Director had been fulfilled.

If you answer “Correct” – state the name of the party that performed the aforesaid check: The Company Secretariat – by means of an annual questionnaire

			✓		Sections 240(b), 241, 245A and 246 of the Companies Law

[1]

In this questionnaire “rate” – a particular number of all the Directors. Thus, for example, in a Corporation for which a rate of one third Independent Directors has been prescribed, 1/3 is to be stated.

2

4.

None of the Directors who served with the Corporation during the Reporting Year are answerable[2] to the President, directly or indirectly (except for a Director who is an employee representative, if the Corporation has such employee representation).

If you answer “Incorrect” (i.e., the Director is answerable to the President, as stated) – state the number of Directors who failed to meet the aforesaid restriction:                 .

	✓	The Companies Law – Section 3 of the First Schedule (Recommended Corporate Governance Provisions)

5.

Prior to the commencement of every meeting of the Board of Directors, the Corporation asked all the Directors participating in the discussion and/or in the aforesaid vote, to disclose the existence of any Personal Interest and/or conflict of interests they might have in a topic on the agenda of the meeting, as the case may be3.

In addition, it should be stated whether Directors who disclosed having a Personal Interest and/or a conflict of interests participated in the discussion and/or in the aforesaid vote (other than a discussion and/or a vote in which a majority of the Directors had a Personal Interest, as referred to in Section 278(b) of the Companies Law):

☐  Yes. Rate of Directors as aforesaid who participated in the discussion and/or in the vote:                 .

(Additional rows should be added in accordance with the number of discussions/votes held in the Reporting Year.)

☐  No.

Sections 255, 269 and 278 of the Companies Law

6.

In the Reporting Year, the Board of Directors did not refuse to provide professional advisory services, at the expense of the Corporation, in accordance with the request of a Director pursuant to Section 266(a) of the Companies Law, if such a request was made.

If you answer “Incorrect” (i.e., the Board of Directors did so refuse) – specify the Director’s reasons for making the request and the Board of Directors’ reasons for turning down the request, or alternatively supply a reference to the Immediate Report in which the aforesaid disclosure was provided :                 .

☒ Not applicable (no such request was made to the Board of Directors).

Section 266(a) of the Companies Law

[2]	Serving as a Director of an investee Corporation shall not be deemed as being “answerable” for the purposes of this question.
[3]	In the first year of implementation, a Corporation is permitted to not answer this question.

3

7.

The Controlling Shareholder (including his Relative and/or anyone acting on his behalf), who is not a Director or another Senior Officer of the Corporation, was not present at the meetings of the Board of Directors held in the Reporting Year.

If you answer “Incorrect” (i.e., a Controlling Shareholder and/or his Relative and/or anyone acting on his behalf, who is not a member of the Board of Directors and/or a Senior Officer of the Corporation was present at the aforesaid meetings of the Board of Directors) – the following details regarding the presence of the additional person at the aforesaid meetings of the Board of Directors are to be provided:

Identity:                     .

Position:                     .

Details of the Interest vis-à-vis the Controlling Shareholder (if the person present is not the Controlling Shareholder himself):                     .

Was the person attending in order to present a particular topic:    ☐  Yes     ☐  No

(Place an X in the appropriate box.)

Rate of attendance at the meetings of the Board of Directors held in the Reporting Year:                 .

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

	✓	Section 106 of the Companies Law

4

EXPERTISE AND QUALIFICATIONS OF THE DIRECTORS
			Correct	Incorrect	Normative Context
8.

The Corporation’s By-Laws do not contain a provision restricting the possibility of immediately terminating the service of all the Corporation’s Directors, who are not External Directors (for this purpose – a decision by a simple majority is not considered a restriction).

If you answer “Incorrect” (i.e., such a restriction does exist), state –

				X	Sections 85 and 222 of the Companies Law; Section 46B of the Securities Law

	A.	The time period prescribed in the By-Laws for a Director’s service: Three years

	B.	The required majority prescribed in the By-Laws for terminating the service of the Directors: A Special Resolution of the General Meeting, viz. 75% or more of the voting power of all the shares whose holders were present and voted on said Resolution.

	C.	Legal quorum prescribed in the By-Laws at the General Meeting for the purpose of terminating the service of the Directors: A legal quorum will exist at General Meetings of the Company when at least two shareholders with voting rights (personally or through proxies) are present, who together hold at least 30% of the Company’s voting rights.

	D.	The required majority to change these provisions in the By-Laws: A majority of the shareholders who hold shares that confer on them 60% or more of the voting rights of all the shares whose holders were present and voted on said Resolution (except for abstentions), either personally or through proxies, including a voting paper.

9.

All the Directors that served with the Corporation during the Reporting Year declared, prior to the date of calling the General Meeting on the agenda of which was their appointment, that they have the necessary qualifications (with particulars) and the ability to devote the time needed to perform their duties and that the restrictions referred to in Sections 226 and 227 of the Companies Law do not apply to them, and, with regard to an Independent Director, that the contents of paragraphs (1) and (2) of the definition “Independent Director” contained in Section 1 of the Companies Law do apply.

If you answer “Incorrect” – state the names of the Directors to whom the aforesaid does not apply:                 .

			✓		Mandatory Provision Sections 224A and 224B of the Companies Law

10.

The Corporation has a training program for new Directors, in relation to the Corporation’s business and in relation to the law applicable to the Corporation and the Directors, as well as a continuing training program for serving Directors, that is customized, inter alia, to the duties that the Director performs at the Corporation.

If you answer “Correct” – state whether the program was in operation in the Reporting Year:

☒  Yes

☐  No

(Place an X in the appropriate box.)

			✓		Companies Law – Section 4(a) of the First Schedule (Recommended Corporate Governance Provisions)

5

11.

The Chairman of the Board of Directors (or such other person that the Board of Directors appoints) is responsible for the assimilation of the corporate governance provisions that apply to the Corporation, and acted to update the Board of Directors on topics related to corporate governance during the Reporting Year.

If the Board of Directors appoints another person to be responsible for this role (instead of the Chairman of the Board of Directors), please state his name and position:

		✓		Companies Law – Section 4(b) of the First Schedule (Recommended Corporate Governance Provisions)

12.	A.

The Corporation has prescribed the minimum number of Directors on the Board of Directors that are required to possess Accounting and Financial Expertise.

If you answer “Correct” – state the minimum number prescribed: Three directors

		✓		Mandatory Provision Section 92(a)(12) of the Companies Law
B.

In each reporting year, in addition to the External Director possessing Accounting and Financial Expertise, additional Directors possessing Accounting and Financial Expertise, in the number that the Board of Directors prescribed, served with the Corporation.

This question can be answered “Correct” if the time period in which additional Directors possessing Accounting and Financial Expertise were not serving does not exceed 60 days, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which such Directors were not serving with the Corporation:             .

		✓		Mandatory Provision Section 219(d) of the Companies Law
C.

Number of Directors that served with the Corporation during the Reporting Year:

Possessing Accounting and Financial Expertise: 10

Possessing Professional Qualifications: 0

In the event of there being changes in the number the aforesaid Directors in the Reporting Year, the figure to be provided will be the lowest number (except in the 60-day time period from the occurrence of the change) of Directors of each type who served in the Reporting Year.

		_____	_____	Sections 92(a)(12), 219(d), and 240(a1) of the Companies Law; Regulations 10(B)(9)(a) and 48(C)(9) of the Reports Regulations

13.	A.

At the time of appointing an External Director in the Reporting Year, the provision of Section 239(d) of the Companies Law, with regard to mixing the composition of the Board of Directors between the two sexes, was complied with.

☐  Not applicable (an External Director was not appointed in the Reporting Year).

		✓		Mandatory Provision Section 239(d) of the Companies Law

6

B.

In each Reporting Year, the composition of the Board of Directors included members of both sexes.

If you answer “Incorrect” – state the time period (in days) during which the aforesaid did not apply:             .

This question can be answered “Correct” if the time period in which Directors of both sexes were not serving does not exceed 60 days, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which Directors of both sexes were not serving with the Corporation:             .

		✓		Companies Law –Section 2 of the First Schedule (Recommended Corporate Governance Provisions)

C.	Number of Directors of each sex serving on the Board of Directors of the Corporation as of the date of publishing this questionnaire: Men: 8, Women: 2	_____	______

7

MEETINGS OF THE BOARD OF DIRECTORS (AND CONVENING A GENERAL MEETING)
							Correct	Incorrect	Normative Context
14.	A.	Number of meetings of the Board of Directors held during each quarter of the Reporting Year: First quarter (Year 2012): 5 Second quarter: 8 Third quarter: 6 Fourth quarter: 5							Sections 97, 98 and 224A of the Companies Law
B.

Against the name of each of the Directors who served with the Company during the Reporting Year, state the attendance rate at meetings of the Board of Directors (in this subsection – include meetings of Committees of the Board of Directors of which the Director is a member, as stated below) that were held during the Reporting Year (in relation to his period of service):

* The attendance rate is determined according to the number of meetings that were held during the time that the relevant director was a member of the Board of Directors and of the relevant committees.

(Additional rows should be added in accordance with the number of Directors.)

		Name of Director	Attendance rate at meetings of the Board of Directors	Attendance rate at meetings of the Audit Committee (for a Director who is a member of said Committee)*	Attendance rate at meetings of the Financial Statements Review Committee (for a Director who is a member of said Committee)	Attendance rate at meetings of other Committees of the Board of Directors of which he is a member (noting the name of the Committee)
		Chaim Katzman	96%

8

Arie Mientkavich	96%

Dori Segal	100%

Yair Orgler	100%	100%	100%	Compensation Committee – 100% Nominating and Corporate Governance Committee – 100% Corporate Social Responsibility Committee – 100%

Noga Knaz	83%	89%	100%	Compensation Committee – 100% Nominating and Corporate Governance Committee – 100% Corporate Social Responsibility Committee – 100%

Michael Chaim Ben Dor	100%	89%	100%	Compensation Committee – 100% Nominating and Corporate Governance Committee – 100% Corporate Social Responsibility Committee – 100%

9

	Shay Pilpel	100%	100%	100%	Compensation Committee – 100% Nominating and Corporate Governance Committee – 100%

	Gary Epstein*	100%

	Douglas Sesler*	91%

	Nadine Baudot-Trajtenberg*	100%			Compensation Committee – 100%

15.	In the Reporting Year, the Board of Directors held at least one discussion regarding the management of the Corporation’s business by the President and the Officers answerable to him, without them being present, subsequent to giving them with an opportunity to express their position.					✓	Companies Law – Section 5 of the First Schedule (Recommended Corporate Governance Provisions)

16.	In the Reporting Year, an annual General Meeting was convened (and not later than on the expiry of fifteen months from the last annual General Meeting).					✓	Mandatory Provision Section 60 of the Companies Law

10

SEPARATION OF THE FUNCTIONS OF THE PRESIDENT AND THE CHAIRMAN OF THE BOARD OF DIRECTORS

		Correct	Incorrect	Normative Context
17.	In each Reporting Year, a Chairman of the Board of Directors served with the Corporation.

This question can be answered “Correct” if the time period in which a Chairman of the Board of Directors was not serving with the Corporation does not exceed 60 days, as referred to in Section 363A(2) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which a Chairman of the Board of Directors was not serving with the Corporation, as stated:                 .

		✓		Mandatory Provision Section 94(a) of the Companies Law
18.

In each Reporting Year, a President served with the Corporation.

This question can be answered “Correct” if the time period in which a President was not serving with the Corporation does not exceed 90 days, as referred to in Section 363A(6) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which a President was not serving with the Corporation, as stated:                 .

		✓		Mandatory Provision Section 119 of the Companies Law

19.	In a Corporation in which the Chairman of the Board of Directors also serves as the President of the Corporation and/or exercises the powers thereof, the dual service was approved pursuant to the provisions of Section 121(c) of the Companies Law.

If you answer “Correct” – Please provide a reference to the Immediate Report concerning the General Meeting that approved the dual service and/or the exercise of the powers, as stated:                 .

☒ Not applicable (so long as the aforesaid dual service does not exist in the Corporation).

Mandatory Provision Sections 95 and 121 of the Companies Law
20.	The President is not a Relative of the Chairman of the Board of Directors. If you answer “Incorrect” (i.e., the President is a Relative of the Chairman of the Board of Directors) —	✓		Sections 95 and 121 of the Companies Law
	A. State the family relationship between the parties: .	____	____
	B. The service was approved pursuant to Section 121(c) of the Companies Law: ☐ Yes ☐ No (Place an X in the appropriate box.)	____	____

21.	A Controlling Shareholder or his Relative does not serve as President or as a Senior Officer of the Corporation, except as a Director.

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

		✓		Section 106 of the Companies Law

11

AUDIT COMMITTEE
			Correct	Incorrect	Normative Context
22.	All the External Directors were members of the Audit Committee during the Reporting Year.		✓		Mandatory Provision Section 115 of the Companies Law

23.	The Chairman of the Audit Committee is an External Director.		✓		Mandatory Provision Section 115 of the Companies Law

24.	The following did not serve on the Audit Committee in the Reporting Year –				Mandatory Provision Section 115 of the Companies Law
	A.	The Controlling Shareholder or his Relative.
		☐ Not applicable (the Corporation does not have a Controlling Shareholder).	✓
	B.	The Chairman of the Board of Directors.	✓

	C.	A Director who is employed by the Corporation or by the Controlling Shareholder or by a Corporation under his Control.	✓
	D.	A Director who regularly provides services to the Corporation or to the Controlling Shareholder or to a Corporation under his Control.	✓
	E.	A Director whose main source of income relies on the Controlling Shareholder. ☐ Not applicable (the Corporation does not have a Controlling Shareholder).	✓

12

25.	A person not entitled to be a member of the Audit Committee, including a Controlling Shareholder or his Relative, was not present in the Reporting Year at meetings of the Audit Committee, except in accordance with the provisions of Section 115(e) of the Companies Law.	✓	Mandatory Provision Section 115(e) of the Companies Law

26.	A legal quorum for holding discussions and taking decisions at each of the meetings of the Audit Committee held in the Reporting Year was a majority of the Committee’s members, with the majority of those present being Independent Directors and at least one of whom was an External Director.

If you answer “Incorrect” – state the rate of meetings at which the aforesaid requirement was not fulfilled:             .

		✓	Mandatory Provision Section 116A of the Companies Law
27.

The Audit Committee held at least one meeting in the Reporting Year, in the presence of the Internal Auditor and the Independent Auditor, as the case may be, and without the presence of the Corporation’s Officers who are not members of the Committee, with regard to defects in the Corporation’s business management.

		✓	Mandatory Provision Section 117(1) of the Companies Law; Companies Law – Section 6 of the First Schedule (Recommended Corporate Governance Provisions)

28.	At each meeting of the Audit Committee at which a person not entitled to be a member of the Committee was present, this was with the approval of the Chairman of the Committee and/or at the request of the Committee (with regard to the Corporation’s Legal Counsel and its Corporate Secretary who is not a Controlling Shareholder or his Relative).	✓	Mandatory Provision Section 115(e) of the Companies Law

29.	In the Reporting Year, arrangements, which had been prescribed by the Audit Committee, were in force regarding the manner of handling complaints from the Corporation’s employees in connection with defects in its business management and regarding the protection given to employees revealing the aforesaid.	✓	Mandatory Provision Section 117(6) of the Companies Law

13

DUTIES OF THE FINANCIAL STATEMENTS REVIEW COMMITTEE (HEREAFTER – THE COMMITTEE) IN ITS WORK PRIOR TO THE APPROVAL OF THE FINANCIAL STATEMENTS
			Correct	Incorrect	Normative Context

30.	A.	The recommendations of the Committee relating to the financial statements submitted in the Reporting Year were brought before the Board of Directors a reasonable time before the discussion at the Board of Directors, and the Committee reported to the Board of Directors every defect and problem discovered during its review.	✓		Mandatory Provision Regulation 2(3) of the Approval of the Financial Statements Regulations and the disclosure guideline regarding the financial statements’ approval process

	B.	Note the length of time (in days) prescribed by the Board of Directors as being a reasonable time for the sending of recommendations prior to the Meeting of the Board of Directors at which the Periodic or Quarterly Reports are to be approved: Between two and four days, depending on the circumstances	____	_____

C.

Number of days that actually elapsed between the date of sending the recommendations to the Board of Directors and the date of approving the financial statements:

First quarter report: 2

Second quarter report: 3

Third quarter report: 4

Annual report: 5

			____	____
31.	The Independent Auditor of the Corporation was invited to all the meetings of the Committee and the Board of Directors, and the Internal Auditor received notices regarding the holding of the aforesaid meetings, at which discussions took place regarding the Corporation’s financial statements relating to the periods included in the Reporting Year.		✓		Mandatory Provision Section 168 of the Companies Law; Regulation 2(2) of the Approval of the Financial Statements Regulations

32.	In each Reporting Year, the Committee fulfilled all the conditions detailed below:		____	____	Mandatory Provision Regulation 3 of the Approval of the Financial Statements Regulations
	A.	Its members numbered at least three (at the date of the discussion and the approval of the aforesaid Reports).	✓

14

B.	All the conditions prescribed in Section 115(b) and (c) of the Companies Law (regarding the service of members of the Audit Committee) were fulfilled.	✓

C.	The Chairman of the Committee is an External Director.	✓

D.	All its members are directors and a majority of its members are Independent Directors.	✓

E.	All its members are capable of reading and understanding financial statements and at least one of the Independent Directors possesses Accounting and Financial Expertise.	✓

F.	The members of the Committee provided a Declaration prior to their appointment.	✓

G.	A legal quorum for holding discussions and taking decisions at the Committee was a majority of the its members, provided that the majority of those present were Independent Directors and among them was at least one External Director.	✓

If you answer “Incorrect” with regard to one or more of the subsections to this question, give details of which of the aforesaid conditions was not fulfilled: .

INDEPENDENT AUDITOR
		Correct	Incorrect	Normative Context
33.	The Audit Committee (and/or the Financial Statements Review Committee) expressed its opinion that the scope of the Independent Auditor’s work with respect to audit services in the Reporting Year and his professional fees in relation to the scope of the audit hours in the Reporting Year are fair for the purpose of carrying out the appropriate audit work.	✓		Section 117(5) of the Companies Law

34.

Prior to the appointment of the Independent Auditor, the Audit Committee (and/or the Financial Statements Review Committee) sent its recommendations to the relevant organ at the Corporation, in connection with the scope of the Independent Auditor’s work and his fees.

☐  Not applicable (an Independent Auditor was not appointed in the Reporting Year).

If you answer “Correct” – state whether the relevant organ at the Corporation acted on the recommendations of the Audit Committee (and/or the Financial Statements Review Committee):

☒  Yes

☐  No (should you answer “No”, please state in the Concluding Remarks to this questionnaire how the relevant organ (noting its identity) expressed its opinion in connection with the scope of the Independent Auditor’s work and his fees)

(Place an X in the appropriate box.)

		✓		Section 117(5) of the Companies Law

35.	In the Reporting Year, the Audit Committee (and/or the Financial Statements Review Committee) checked that no restriction had been imposed on the Independent Auditor’s work.	✓		The Securities Law and its Regulations (regarding “Legally Audited Financial Statements”)

36.	In the Reporting Year, the Audit Committee (and/or the Financial Statements Review Committee) discussed with the Independent Auditor the audit findings and the implications thereof.	✓		Regulation 2 of the Approval of the Financial Statements Regulations; Companies Law – Section 6 of the First Schedule (Recommended Corporate Governance Provisions)

15

37.

The Audit Committee (and/or the Financial Statements Review Committee) expressed its opinion, prior to the appointment of the Independent Auditor, regarding the appropriateness of his qualifications to perform the audit of the Corporation, in light of the nature of the Corporation’s activities and their complexity.

☐  Not applicable (an Independent Auditor was not appointed in the Reporting Year).

		✓		The Securities Law and its Regulations (regarding “Legally Audited Financial Statements”)
38.

Please provide details of the number of years during which the engagement partner of the Independent Auditor’s firm has held this position (as the Corporation’s Independent Auditor): Approximately two years

		____	____	The Securities Law and its Regulations (regarding “Legally Audited Financial Statements”)

39.	In the Reporting Year, the Independent Auditor attended all the meetings of the Financial Statements Review Committee to which he was invited.	✓		Section 168(b) of the Companies Law; Regulation 2 of the Approval of the Financial Statements Regulations

16

TRANSACTIONS WITH INTERESTED PARTIES
		Correct	Incorrect	Normative Context

40.	The Corporation has adopted a procedure, which was approved by the Audit Committee, with regard to Transactions with Interested Parties, in order to ensure that such Transactions are approved in accordance with the law.	✓		Sections 117, 253, 255, 270-278 of the Companies Law

41.

The Controlling Shareholder or his Relative (including a company under his Control) is not employed by the Corporation nor does he provide it with management services.

If you answer “Incorrect” (i.e., the Controlling Shareholder or his Relative is employed by the Corporation or provides it with management services), state –

•   The number of persons employed by the Corporation from among its Controlling Shareholder and/or his Relative (including companies under their Control):             .

•   Have the employment and/or management services agreements with the aforesaid been approved by the organs prescribed by law:

☐  Yes

☐  No

(Place an X in the appropriate box.)

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

		✓		Section 270(4) of the Companies Law

42.

To the best of the Corporation’s knowledge, the Controlling Shareholder does not have other businesses in the Corporation’s field of activity (in one or more fields).

If you answer “Incorrect” – state whether an arrangement has been prescribed to delineate Transactions between the Corporation and its Controlling Shareholder:

☐  Yes

☐  No

(Place an X in the appropriate box.)

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

		✓		Section 254 of the Companies Law; Section 36 of the Securities Law (Important Particular for the Reasonable Investor)

17

Chairman of the Board of Directors:	Chairman of the Audit Committee:	Chairman of the Financial Statements Review Committee:

Date of Signature: March 19, 2013

18

GAZIT-GLOBE LTD.

Presentation of Financial Information from

Consolidated Financial Statements attributed to the Company

As of December 31, 2012

Special report by the independent CPA

with regard to separate financial information in accordance with Regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the separate financial information presented pursuant to regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970, of Gazit Globe Ltd. (“the Company”) as of December 31, 2012, 2011 and January 1, 2011 and for each of the three years, the last of which ended December 31, 2012, which was included in the Company’s periodic report. The Company’s board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audits.

We have not audited financial information from financial statements of investees, for which the assets net of liabilities attributed thereto, net amounted to NIS 3,872 million, NIS 8,090 million and NIS 6,225 million as of December 31, 2012, 2011 and January 1, 2011, respectively, and for which the Company’s share of their earnings amounted to NIS 165 million, NIS 1,121 million and NIS 615 million for the years ended December 31, 2012, 2011 and 2010, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, before considering the adjustments described below to the 2011 and 2010 financial statements of First Capital Realty, Inc. (“FCR”) is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor’s Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

As described in note j to the separate financial information, in 2012 the Company adopted, retrospectively for all periods presented, International Financial Reporting Standard (IFRS) 10 and IFRS 11 and certain improvements to International Accounting Standard 12. As part of our audit of the separate financial information of Gazit Globe, Ltd. we also audited the adjustments described in note j that were applied to retroactively adjust Company’s share in FCR’s assets net of liabilities as of December 31, 2011 and January 1, 2011 and for the years ended December 31, 2011 and 2010. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or perform any procedures to the consolidated statements of financial position of FCR as of December 31, 2011 and January 1, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, other than with respect to the adjustments described above and, accordingly, our opinion, insofar as it relates to the amounts included for FCR, is based on the reports of the other auditors.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19, 2013	A Member of Ernst & Young Glob

GAZIT-GLOBE LTD.

Financial Information and Financial Data from Consolidated Financial Statements

Attributed to the Company

Below is financial data and separate financial information from the Group’s consolidated financial statements as of December 31, 2012, published as part of the periodic reports (“consolidated financial statements”) attributed to the Company itself, presented in accordance with Regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the consolidated financial statements.

Subsidiaries - as defined in Note 1 to the consolidated financial statements.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Financial Position Attributed to the Company

		December 31,
	Additional	2012	2011
	information	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	a	780	692
Short-term loans and current maturities of long-term loans to subsidiaries	b, e	217	158
Financial derivatives	b	81	82
Other accounts receivable	b	1	4

Total current assets		1,079	936

NON-CURRENT ASSETS
Long-term loans and deposits	b	*) —	*) —
Financial derivatives	b	910	908
Loans to subsidiaries	e	6,790	7,226
Debentures of subsidiary	e	—	226
Investments in subsidiaries		11,294	**) 9,788
Fixed assets, net		7	6
Deferred expenses		1	*) —

Total non-current assets		19,002	18,154

Total assets		20,081	19,090

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to adoption of new IFRS standards, see section j.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Financial Position Attributed to the Company

		December 31,
	Additional	2012	2011
	information	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Current maturities of debentures	b, c	731	776
Trade payables	b, c	1	2
Other accounts payable	b, c	162	319
Current tax payable		1	3

Total current liabilities		895	1,100

NON-CURRENT LIABILITIES
Loans from banks	b, c	2,118	2,442
Debentures	b, c	9,098	8,103
Deferred taxes	d	121	135

Total non-current liabilities		11,337	10,680

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	f
Share capital		219	218
Share premium		3,805	3,787
Reserves		(874)	*) (599)
Retained earnings		4,699	*) 3,904

Total equity		7,849	*) 7,310

Total liabilities and equity		20,081	19,090

*)	Retroactively adjusted due to adoption of new IFRS standards, see section j.

The accompanying information is an integral part of the financial data and the separate financial information.

March 19, 2013

Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Income Attributed to the Company

		Year ended December 31
	Additional	2012	2011	2010
	information	NIS in millions
Management fees from investees	e	3	8	8
Finance income from subsidiaries	e	388	330	306
Other finance income		18	61	475

Total income		409	399	789

General and administrative expenses		68	66	55
Finance expenses		606	793	576
Other expenses		**) —	6	—

Total expenses		674	865	631

Income (loss) before income from subsidiaries, net		(265)	(466)	158
Income from subsidiaries, net		1,210	*) 1,195	*) 761

Income before taxes on income		945	729	919
Taxes on income (Tax benefit)	d	(12)	10	88

Net income attributed to the Company		957	*) 719	*) 831

*)	Retroactively adjusted due to adoption of new IFRS standards, see section j.
**)	Represents an amount lower than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Comprehensive Income Attributed to the Company

	Year ended December 31
	2012	2011	2010
	NIS in millions
Net income attributed to the Company	957	*) 719	*) 831

Other comprehensive income (loss) attributed to the Company (net of tax effect):
Exchange differences on foreign currency translation	(90)	159	(142)
Gain on cash flow hedges	—	9	11

Other comprehensive gain (loss) attributed to the Company	(90)	168	(131)

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	(94)	*) 344	*) (521)

Total other comprehensive income (loss) attributed to the Company	(184)	512	(652)

Total comprehensive income attributed to the Company	773	*) 1,231	*) 179

*)	Retroactively adjusted due to adoption of new IFRS standards, see section j.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Cash Flows Attributed to the Company

	Year ended December 31
	2012	2011	2010
	NIS in millions
Cash flows from operating activities of the Company:
Net income attributed to the Company	957	*) 719	*) 831

Adjustments required to present net cash provided by operating activities of the Company:
Adjustments to profit and loss items of the Company:
Depreciation	1	1	1
Finance expenses (income), net	200	402	(205)
Income from subsidiaries, net	(1,210)	*) (1,195)	*) (761)
Cost of share-based payment	4	7	13
Taxes on income (Tax benefit)	(12)	10	88
Change in employee benefit liabilities	—	—	(2)

	(1,017)	(775)	(866)

Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(11)	28	34
Increase (decrease) in trade payables and other accounts payable	6	(55)	26

	(5)	(27)	60

Cash paid and received during the year by the Company for:
Interest paid	(661)	(261)	(517)
Interest received	1	2	67
Interest received from subsidiaries	303	280	313
Taxes paid	(2)	(4)	(4)
Dividend received from subsidiary	99	80	89

	(260)	97	(52)

Net cash provided by (used in) operating activities of the Company	(325)	14	(27)

*)	Retroactively adjusted due to adoption of new IFRS standards, see section j.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Cash Flows Attributed to the Company

	Year ended December 31
	2012	2011	2010
	NIS in millions
Cash flows from investment activities of the Company:
Acquisition of fixed assets	(1)	(2)	(2)
Investments in subsidiaries	(248)	(303)	(257)
Redemption of preferred shares of subsidiaries	—	—	165
Loans repaid by (granted to) subsidiaries, net	150	(227)	(434)
Proceeds from sale of convertible debenture of subsidiary	208	—	—
Repayment of a loan granted	—	5	—
Repayment of deposit	—	4	—

Net cash provided by (used in) investment activities of the Company	109	(523)	(528)

Cash flows from financing activities of the Company:
Issue of shares less issue expenses	—	313	637
Exercise of stock options into shares	3	2	1
Repayment of loans for purchase of company shares	*) —	4	*) —
Dividend paid to equity holders of the Company	(264)	(241)	(204)
Issue of debentures less issue expenses	1,676	446	687
Repayment and early redemption of debentures	(786)	(233)	(197)
Receipt (repayment) of long-term credit facilities from banks, net	(314)	897	(690)

Net cash provided by financing activities of the Company	315	1,188	234

Exchange differences on balance of cash and cash equivalents	(11)	(22)	—

Increase (decrease) in cash and cash equivalents	88	657	(321)
Cash and cash equivalents at the beginning of year	692	35	356

Cash and cash equivalents at the end of year	780	692	35

Significant non-cash activities of the Company:
Dividend payable	—	—	57

Exchange of loans granted to subsidiaries for share issuance	373	347	—

Redemption of capital note of subsidiary	180	—	—

Redemption of preferred shares of subsidiary against loan repayment	—	50	—

*)	Represents an amount of less than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Additional Information

a.	Cash and cash equivalents attributed to the Company

	December 31
	2012	2011
	NIS in millions
Composition by currency:
In $	75	89
In C$	4	105
In €	462	17
In NIS – unlinked	239	481

	780	692

b.	Disclosure regarding financial assets attributed to the Company

1.	Other accounts receivable attributed to the Company

	December 31
	2012	2011
	NIS in millions
Income receivable	*) —	*) —
Prepaid expenses	1	—
Interest receivable	—	4

	1	4

*)	Represents an amount of less than NIS 1 million.

2.	Details of material investments in financial asset groups attributed to the Company in accordance with IAS 39

	December 31
	2012	2011
	NIS in millions
Financial assets measured at fair value through profit or loss:
Financial derivatives	991	990
Loans and receivables (see above)	1	4
Loans and receivables - subsidiaries	7,007	7,610

Total	7,999	8,604

GAZIT-GLOBE LTD.

Additional Information

b.	Disclosure regarding financial assets attributed to the Company (Cont.)

3.	Linkage terms of financial instruments by groups of financial instruments in accordance with IAS 39, attributed to the Company

	In U.S.$	In C$	In €	In NIS - Linked to CPI	In NIS – unlinked	Non- linked	Total
	NIS in millions
December 31, 2012
Financial assets measured at fair value through profit or loss	—	—	—	—	—	991	991
Loans and receivables	—	—	—	—	1	—	1
Loans and receivables - subsidiaries	2,192	42	2,538	2,195	40	—	7,007

	2,192	42	2,538	2,195	41	991	7,999

Trade payables and other accounts payable	7	—	—	142	15	—	164
Loans from banks	411	—	1,520	—	200	(13)	2,118
Debentures	212	—	307	7,920	1,390	—	9,829

	630	—	1,827	8,062	1,605	(13)	12,111

	In U.S.$	In C$	In €	In NIS - Linked to CPI	In NIS – unlinked	Non- linked	Total
	NIS in millions
December 31, 2011
Financial assets measured at fair value through profit or loss	—	—	—	—	—	990	990
Loans and receivables	—	—	4	—	—	—	4
Loans and receivables - subsidiaries	2,654	350	2,809	1,797	—	—	7,610

	2,654	350	2,813	1,797	—	990	8,604

Trade payables and other accounts payable	9	—	6	181	103	25	324
Loans from banks	106	458	1,890	—	1	(13)	2,442
Debentures	264	—	307	6,353	1,955	—	8,879

	379	458	2,203	6,534	2,059	12	11,645

GAZIT-GLOBE LTD.

Additional Information

c.	Disclosure regarding financial liabilities attributed to the Company

1.	Trade payables attributed to the Company

	December 31
	2012	2011
	NIS in millions
Open accounts	—	1
Notes payable	1	1

	1	2

2.	Other accounts payable attributed to the Company

	December 31
	2012	2011
	NIS in millions
Accrued expenses	11	10
Interest payable	135	299
Employees	2	2
Government authorities	14	8

	162	319

3.	Non-current liabilities attributed to the Company

Composition

	December 31
	2012	2011
	NIS in millions
Loans from banks (1)(3)	2,118	2,442
Debentures (2)(3)	9,098	8,103

	11,216	10,545

GAZIT-GLOBE LTD.

Additional Information

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

(1)	Composition of banks credit

	Interest	December 31
	rate	2012	2011
	%	NIS in millions
In NIS - unlinked	Prime + 0.65%	200	1
In U.S.$	L + 2.1-2.25%	125	106
In U.S.$	5.52%	286	—
In C$	—	—	458
In €	Eurobor + 2.1-3.2%	1,520	1,890

		2,131	2,455
Less - deferred expenses		13	13

		2,118	2,442

For details in respect of financial covenants, see Note 22 in the consolidated financial statements.

To secure credit obtained from banks the Company and its wholly-owned subsidiaries have pledged shares of subsidiaries. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks.

(2)	Composition of debentures

		Effective interest	Linkage	December 31,
		rate	basis	2012	2011
		%		NIS in millions
Debentures (series A)	U.S.$	6.18	6.50	212	264
Debentures (series B) *)		€2.08	2.30	307	307
Debentures (series C)	CPI	4.88	4.95	1,265	1,405
Debentures (series D)	CPI	5.02	5.10	2,421	2,173
Debentures (series E)	NIS	2.99	2.39	543	541
Debentures (series F)	NIS	6.73	6.40	847	1,414
Debentures (series I)	CPI	5.58	5.30	1,668	1,646
Debentures (series J) **)	CPI	5.76	6.50	850	669
Debentures (series K)	CPI	4.84	5.35	1,716	448
Non-marketable debentures	CPI	5.84	5.65	—	12

				9,829	8,879
Less - current maturities of debentures				731	776

				9,098	8,103

GAZIT-GLOBE LTD.

Additional Information

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

*)	For balance held by a wholly-owned subsidiary, see section e below.

**)	Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, whose aggregate fair value as the reporting date amounted to NIS 1,109 million.

For further information about the terms and conditions of the debentures, rating, financial covenants, and the issuances of the debentures during the 2012, see Note 20 to the consolidated financial statements.

(3)	Maturities

	Loans from banks	Debentures
	NIS in millions
Year 1 - current maturities	—	731

Year 2	—	309
Year 3	1,113	1,016
Year 4	468	1,017
Year 5	273	489
Year 6	264	6,267

	2,118	9,829

4.	Financial instruments attributed to the Company

a)	Classification of financial liabilities attributed to the Company

All financial liabilities, other than financial derivatives, are measured at amortized cost. Financial derivatives are measured at fair value through the income statement, see sections c and d below.

GAZIT-GLOBE LTD.

Additional Information

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

b)	Financial risk factors attributed to the Company

The Company’s global operations expose it to various financial risk factors, such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Company’s comprehensive risk management plan is focused on steps intended to minimize potential negative impacts on its financial results. The Company uses financial derivatives in order to hedge certain risk exposures.

Following is additional information about financial risks and their management:

1)	Foreign currency risk

The Company operates through investees in a large number of countries and is exposed to currency risks resulting from the exposure to exchange rates of different currencies, mainly to the U.S. dollar, the Canadian dollar and the Euro. It is Company policy to maintain a high correlation between the currency in which its assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risks. As part of this policy, the Company enters into cross currency swap transactions in respect of the liabilities, for details see section e below.

2)	CPI risk

The Company has issued debentures linked to changes in the Consumer Price Index in Israel. The Company also has granted loans which are linked to changes in the CPI. For the amount of financial instruments linked to the CPI, with respect to which the Company is exposed to changes in the CPI - see section b)3 above. For swap transactions in which the Company have engaged to hedge part of this risk, see section c)1 above.

4)	Interest risks

The Company’s interest risks mainly arise from long-term liabilities. Liabilities bearing variable interest rates expose the Company to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose the Company to interest rate risk in respect of fair value. As part of the risk management strategy, the Company maintains a certain composition between exposure to fixed interest rate and exposure to variable interest rate. From time to time and according to market conditions, the Company enters into interest rate swaps in which it exchanges variable interest with fixed interest and vice-versa, to hedge its liabilities against changes in interest rates (see section e below). As of the balance sheet date, 66% of the Company’s liabilities (76% excluding interest rate swap transactions) bear fixed interest rates (59% as of December 31, 2011, and 71% excluding interest rate swap transactions). For additional details regarding interest rates and maturities, see section c)4 above.

GAZIT-GLOBE LTD.

Additional Information

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

3)	Credit risk

The Company is not exposed to significant concentration of credit risk. Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that these parties will fail to meet their obligations is remote, since they are financially sound.

5)	Liquidity risk

The Company’s policy is to maintain a certain balance between obtaining long-term financing and the existing flexibility through the use of revolving lines of credit, bank loans and debentures. Below is information about maturities of the Company’s financial liabilities:

As of December 31, 2012

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Loans from banks	78	1,231	868	263	2,440
Trade payables	1	—	—	—	1
Other accounts payable	163	—	—	—	163
Debentures	1,240	2,248	2,529	6,874	12,891
Financial derivatives, net	(77)	(133)	(136)	(509)	(855)
Financial guarantees *)	—	—	—	—	—

	1,405	3,346	3,261	6,628	14,640

As of December 31, 2011

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Loans from banks	87	1,125	1,477	—	2,689
Trade payables	2	—	—	—	2
Other accounts payable	322	—	—	—	322
Debentures	1,411	1,825	2,665	5,853	11,754
Financial derivatives, net	(72)	(154)	(153)	(558)	(937)
Financial guarantees *)	—	—	—	—	—

	1,750	2,796	3,989	5,295	13,830

*)	The settlement date of financial guarantees granted to secure the liabilities of the wholly-owned subsidiaries in the amount of NIS 417 million has not yet been determined and depends on future circumstances.

GAZIT-GLOBE LTD.

Additional Information

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

c)	Fair value attributed to the Company

The following table demonstrates the carrying amount and fair value of the groups of financial instruments that are presented in the financial statements not at fair value:

	Carrying amount		Fair value
	December 31		December 31
	2012	2011	2012	2011
	NIS in millions
Financial liabilities
Debentures (1)	9,829	8,879	10,846	9,261

(1)	The fair value is based on quoted prices on an active market as of the reporting date.

The carrying amount of cash and cash equivalents, other accounts receivable, long-term loans and deposits, credit and loans from banks, trade payables and other accounts payable approximate their fair value.

d)	Classification of financial instruments attributed to the Company by fair value ranking

Financial instruments presented at fair value on the balance sheet are classified, by groups having similar attributes, on the following fair value ranking, determined in accordance with the source of data used in determination of fair value:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2:	Data other than quoted prices included in Level 1, which may be directly or indirectly observed.

Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

Financial assets and liabilities measured at fair value, attributed to the Company

	Level 1	Level 2	Level 3
	NIS in millions
December 31, 2012
Financial assets measured at fair value through profit or loss:
Financial derivatives used as hedges	—	991	—

During 2012, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

GAZIT-GLOBE LTD.

Additional Information

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

e)	Derivatives and hedges attributed to the Company

1).	The following tables present information about cross currency swaps, interest rate swaps, forward contracts and call options:

Transaction type	Denomination	Outstanding notional amount - NIS in millions		Linkage basis/ Interest receivable	Linkage basis / Interest payable	Remaining average effective duration	Fair value - NIS in millions
		31.12.12	31.12.11				31.12.12	31.12.11
Cross currency swaps
	Euro-NIS	1,456	661	CPI linked, 4.40%-5.10%	Fixed, 5.10%-6.36%	6.2	160	160
		260	270	CPI linked, 4.95%-5.59%	Variable, L+1.35%-1.85%	5.3	146	140
		330	440	nominal, 6.0%-6.83%	Fixed, 3.98%-5.06%	2.5	45	66
	USD-NIS	50	50	CPI linked, 4.57%	Fixed, 5.97%	1.8	20	19
		475	475	CPI linked, 4.75%	Variable, L+1.16%-1.17%	6.2	298	275
		240	320	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	2.5	19	21
		150	150	Telbor + 0.7%	Fixed, 3.53%	4.5	8	12
	C$-NIS	374	384	CPI linked, 4.60%-4.95%	Fixed, 6.07%-5.51%	5.5	111	96
		320	335	CPI linked, 4.40%-4.95%	Variable, L + 0.94%-1.35%	5.1	155	155
		120	160	nominal, 6.40%	Variable, L + 1.08%	2.5	6	11
		114	152	nominal, 6.0%	Fixed, 2.95%-3.15%	2.5	14	20
		100	100	Telbor + 0.7%	Fixed 3.37%	4.5	4	7
		250	250	Telbor + 0.7%	Variable, L + 1.04%	4.5	19	30
	NIS-USD *)	50	69	Fixed 5.97%	CPI linked 4.57%	1.8	(20)	(29)
	BRL-NIS	273	—	CPI linked 2.60%	Brazil CPI linked 3.45%-3.79%	5	(3)	—
Interest rate swaps Fixed/variable
Forward contracts	Different currencies	2,038	1,286			Less than one year	9	2
Call options	USD-NIS	500	500	—	—	0.6	—	5

							991	990

*)	Transaction made with a wholly-owned subsidiary.

GAZIT-GLOBE LTD.

Additional Information

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

2).	Derivatives attributed to the Company are presented on the financial statements as follows

	December 31
	2012	2011
	NIS in millions
Current assets	81	82
Non-current assets	910	908

	991	990

3)	Derivatives not designated as hedges

The Company has loans denominated in foreign currency, along with cross currency swap transactions designed to hedge its exposure to exchange rate fluctuations with respect to some of its transactions. Swap transactions terms have aligned with the respective periods of the Company’s foreign currency cash flows exposures. These transactions are not deemed to be accounting hedges.

f)	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
Impact on pre-tax gain (loss) for the year of a 1% increase in interest rate *)
31.12.2012	(10)	(7)	(21)	(4)
31.12.2011	(7)	(12)	(18)	(2)

*)	Decrease in interest rates would affect profit or loss by the same amounts, but in an opposite direction.

	Sensitivity analysis of financial balances to absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
	NIS in millions
Impact on pre-tax income (loss)
31.12.2012	(161)	(80)	80	161
31.12.2011	(127)	(64)	64	127

	Sensitivity analysis of derivatives – absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
	NIS in millions
Impact on pre-tax income (loss)
31.12.2012	87	43	(44)	(88)
31.12.2011	60	30	(30)	(60)

GAZIT-GLOBE LTD.

Additional Information

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

	Sensitivity analysis of financial derivatives – relative changes in exchange rates
	+10%	+5%	-5%	-10%
	NIS in millions
Impact on pre-tax income (loss)
31.12.2012
Change in exchange rate of €	(234)	(115)	114	227
Change in exchange rate of U.S.$	(85)	(42)	42	85
Change in exchange rate of C$	(130)	(65)	65	130
31.12.2011
Change in exchange rate of €	(140)	(70)	70	140
Change in exchange rate of U.S.$	(91)	(45)	45	90
Change in exchange rate of C$	(139)	(69)	69	138

	Sensitivity analysis of financial derivatives – absolute changes in interest rates
	+2%	+1%	-1%	-2%
	NIS in millions
Impact on pre-tax income (loss)
31.12.2012
Change in interest on €	215	112	(108)	(142)
Change in interest on U.S.$	25	13	(7)	(7)
Change in interest on C$	56	29	(31)	(55)
Change in interest on NIS - nominal	(47)	(24)	25	46
Change in interest on NIS - real	(488)	(252)	267	557
31.12.2011
Change in interest on €	98	51	(55)	(99)
Change in interest on U.S.$	33	17	(16)	(19)
Change in interest on C$	65	34	(36)	(61)
Change in interest on NIS - nominal	(68)	(34)	36	73
Change in interest on NIS - real	(344)	(179)	194	406

Key assumptions for sensitivity analysis of financial instruments

See Note 37 to consolidated financial statements.

GAZIT-GLOBE LTD.

Additional Information

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company

Taxes on income attributed to the Company

1.	For information regarding tax laws applicable to the Company, refer to Note 25a in the consolidated financial reports.

2.	Tax assessments attributed to the Company

a)	Final tax assessments

The Company has received assessments deemed final through 2003.

b)	Disputed tax assessments

For information regarding disputed tax assessments, see Note 25j to the consolidated financial statements.

c)	Disputed VAT assessments

For information regarding disputed VAT assessments, see Note 25k to the consolidated financial statements.

3.	Carry-forward losses for tax purposes and other temporary differences attributed to the Company

The Company has carry-forward operating loss for tax purposes. With respect to the tax benefit associated with said losses, the Company has recorded deferred tax assets receivable in the amount of NIS 149 million (2011—NIS 129 million), which have been set off against the deferred tax liability on Company accounts. As elaborated above, the Company is holding discussions with the Tax Authorities regarding the assessments and, it may be that these losses will be reduced.

4.	Deferred taxes attributed to the Company

Composition

	December 31
	2012	2011
	NIS in millions
Revaluation of financial derivatives to fair value	(270)	(264)
Carry-forward losses	149	129

	(121)	(135)

GAZIT-GLOBE LTD.

Additional Information

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company (Cont.)

The deferred taxes are presented in the balance sheet as follows:

	December 31
	2012	2011
	NIS in millions
Non-current liabilities	121	135

The deferred taxes are computed at tax rate of 25% according to the tax rate expected to be in effect at the time of reversal.

5.	Taxes on income attributed to the Company included on income statements

	Year ended December 31
	2012	2011	2010
	NIS in millions
Current taxes	2	4	4
Deferred taxes	(14)	6	84

	(12)	10	88

e.	Loans, balances and material engagements with subsidiaries

1.	Balances with subsidiaries

a)	Composition

	December 31
	2012	2011
	NIS in millions
Current assets
Other accounts receivable—interest and other income receivable	—	4
Short-term loans and current maturities of long-term loans	217	158
Non-current assets
Investments in subsidiaries	11,294	9,788
Long-term loans and debt (see section 4 below)	6,790	7,226
Convertible debentures (see section 4 below)	—	226
Non-current liabilities
Cross currency swap transactions (see section c. above)	(20)	(29)
Company debentures owned by a subsidiary	(153)	(171)

GAZIT-GLOBE LTD.

Additional Information

e.	Loans, balances and material engagements with subsidiaries (Cont.)

b)	The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal (including debentures) as of the reporting date amounts to NIS 1,219 million. For more information, see Notes 26b(3) and 9(n) to the consolidated financial statements.

As of the reporting date, total debt of the wholly-owned subsidiaries of the Company guaranteed by the Company (including debentures) amounts to NIS 417 million.

2.	Transactions with subsidiaries

	Year ended December 31
	2012	2011	2010
	NIS in millions
Management fees income (a) (b) (c) (e)	3	8	8
Financial income	388	330	306
Loss from sale of securities of investees	—	(5)	(17)
Rent expenses (d)	1	1	1

3.	Engagements

a)	In 1998, the Company entered into an agreement with subsidiary, whereby the subsidiary would participate in certain expenses incurred by the Company, arising from granting management services to the subsidiary. The contribution amount for 2012 and 2011 was NIS 153 thousand and NIS 137 thousand, respectively.

b)	The Company has entered into agreements with foreign subsidiaries, whereby the Company would provide them with management services in exchange for a fixed fee. The management fee charged by the Company to these subsidiaries in 2012 and 2011 amounted to NIS 1 million and NIS 1 million, respectively.

c)	Until November 15, 2011, the consideration to which Mr. Katzman is entitled for consultation services provided to ATR, which is fully transferred to the Company, amounted to NIS 2.3 million (NIS 2 million in 2010).

d)	Rent paid to subsidiary for the leasing of Company offices.

e)	For information regarding management fees from Norstar Israel, see Note 38e to the consolidated financial statement.

GAZIT-GLOBE LTD.

Additional Information

e.	Loans, balances and material engagements with subsidiaries (Cont.)

4.	Loans and debentures

	Linkage		December 31
	basis	Interest rate	2012	2011
		%	NIS in millions
Wholly-owned subsidiaries in USA	U.S.$	L+2	2,075	2,368
Loan to partnership registered in USA	U.S.$	10	117	286
Wholly-owned subsidiaries in Canada	C$	L+2.5	42	350
Wholly-owned subsidiary in the Netherlands	U.S.$	L+4.9	157	163
Wholly-owned subsidiary in the Netherlands	€	E+3.6	342	331
Wholly-owned subsidiaries in the Jersey island	€	E+5	1,959	1,776
Gazit Globe Israel (Development) Ltd.	linked NIS	P+1.6	24	—
	CPI	4-7.17	1,824	1,735
		€6.4	52	54
	€	L+2.5	28	22
Wholly-owned subsidiary in Israel	CPI/€ *)	E+2	233	237
Wholly-owned subsidiaries in Israel	CPI Linked NIS	3.8	138	60
CTY convertible debentures		€4.5	—	226
Other balances	—	—	16	2

			7,007	7,610

*)	Or linked to CPI, whichever is higher.

Maturities

NIS in millions
Year 1	217
Year 2	764
Year 3	2,532
Year 4	2,554
Year 5	17
Year 6 and thereafter	777
Renewable annually *)	146

7,007

*)	Loans to subsidiaries renew for an additional 1-year term, unless either party announces that the loan would not be renewed, pursuant to provisions of the agreement.

GAZIT-GLOBE LTD.

Additional Information

e.	Loans, balances and material engagements with subsidiaries (Cont.)

5.	Dividends

Dividends declared and paid by subsidiary

	Year ended December 31
	2012	2011	2010
	NIS in millions
Citycon OYJ	99	80	74
Gazit Globe Israel (Development) Ltd.	—	—	15

	99	80	89

f.	Equity attributed to the Company’s shareholders

1.	For information regarding the company’s initial public offering in New York Stock Exchange and the participation of Norstar Group in offering. , see Note 27d to the consolidated financial statement.

2.	For share-based compensation, see Note 28 to the consolidated financial statements.

g.	Lawsuits

For lawsuits filed against the Company and other parties and the compromise agreement that had been signed, see Note 26d to the consolidated financial statements.

h.	As for management agreement and a non-competition clause with Norstar Group, see Note 38e to the consolidated financial statements.

GAZIT-GLOBE LTD.

Additional Information

i.	Events subsequent to the reporting date

1.	After the reporting date, the Company purchased additional 2 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchases, the Company’s interest in CTY increased to 49.4%.

2.	For information regarding, share base payment to the Company’s employees, see Note 40e to the consolidated financial statements.

3.	On March 19, 2013 the Company declared a dividend in the amount of NIS 0.43 per share (a total amount of approximately NIS 71 million) to be paid on April 21, 2013 to the Company’s shareholders on April 7, 2013.

j.	Changes in accounting policies due to implementation of new IFRS standards:

In 2012 the Company adopted IAS 12 amendment. Accordingly, the deferred taxes in respect of temporary difference of investment property measured at fair value, should be measured based on the presumption that it will be utilized in full through sale. The amendment was adopted retrospectively and comparables were adjusted to apply the aforesaid amendment. In addition, the Company early adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 28R Investments in Associates and Joint Ventures and IAS 27R Separate Financial Statements (collectively, the “New Standards”). For additional information of the nature of the New Standards, refer to Note 2a in the consolidated financial statements.

Below is the impact of the new IFRS standards on the financial statements:

In the statements of financial position -

	As of December 31, 2011
	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in million
Investments in subsidiaries	9,614	1	173	9,788

Retained earnings	3,737	1	166	3,904

Reserves	(606)	—	7	(599)

Total equity attributable to equity holders of the Company	7,136	1	173	7,310

GAZIT-GLOBE LTD.

Additional Information

j.	Changes in accounting policies due to implementation of new IFRS standards: (Cont.)

	As of January 1, 2011
	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in million
Investments in subsidiaries	7,647	(5)	76	7,718

Retained earning	3,348	(5)	79	3,422

Reserves	(1,115)	—	(3)	(1,118)

Total equity attributable to equity holders of the Company	5,915	(5)	76	5,986

In the statement of income and comprehensive income

	Year ended December 31, 2011
	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in million
Income from subsidiaries, net	1,102	6	87	1,195

Net income attributable to equity holders of the Company	626	6	87	719

Other comprehensive income attributable to subsidiaries	337	—	7	344

Total comprehensive income attributable to equity holders of the Company	1,131	6	94	1,231

GAZIT-GLOBE LTD.

Additional Information

j.	Changes in accounting policies due to implementation of new IFRS standards: (Cont.)

	Year ended December 31, 2010
	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in million
Income from subsidiaries, net	720	(4)	45	761

Net income attributable to equity holders of the Company	790	(4)	45	831

Other comprehensive loss attributable to subsidiaries	(520)	1	(2)	(521)

Total comprehensive loss attributable to equity holders of the Company	139	(3)	43	179

Chapter E - Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gil Kotler, Senior Executive Vice President and Chief Financial Officer;

3.	Eran Ballan, Senior Executive Vice President and General Counsel;

4.	Varda Zuntz, Company Secretary and Head of Corporate Responsibility;

5.	Rami Vaisenberger, Vice President and Controller;

6.	Shlomi Drori, Vice President Supervision and Control;

7.	Ronen Geles Vice President Finance.

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

Management, under the supervision of the Board of Directors, performed an examination and evaluation of the internal control over the Corporation’s financial reporting and disclosure and its effectiveness; the effectiveness evaluation of the internal control over the financial reporting and the disclosure, which management performed, under the supervision of the Board of Directors, included: assessing the financial reporting and disclosure risks, at the consolidated Corporation level, mapping the processes and determining the highly material processes for financial reporting and disclosure, mapping the relevant business units for the purpose of evaluating the effectiveness of internal control, mapping and documenting the Corporation’s existing controls, evaluating the effectiveness of control planning and analyzing the existing control gaps, remedying control planning deficiencies and testing compensatory controls, evaluating the effectiveness of the operation of the controls and evaluating the overall effectiveness of internal control. The internal control components are: entity level controls (ELC), the process of preparing the financial statements and their closing, and IT general controls (ITGC). The processes identified by management as highly material processes with respect to financial reporting and disclosure are: the investment property process (including rental income, property operating expenses and the appraisal of investment property) and the treasuryship process.

Based on the effectiveness evaluation performed by management under the supervision of the Board of Directors as described above, the Corporation’s Board of Directors and management reached the conclusion that internal control over the Corporation’s financial reporting and disclosure, as of December 31, 2012, is effective.

Officers’ Declarations

A)	Declaration of the President in accordance with Regulation 9B(d)(l):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the periodic report of Gazit-Globe Ltd. (the “Corporation”) for 2012 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, and I have presented in this report the conclusions of the Board of Directors and management regarding the effectiveness of internal control as stated as of the date of the Statements.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 19, 2013
Aharon Soffer, President

B)	Declaration of the most senior officer in the finance area in accordance with Regulation 9B(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gil Kotler, declare that:

(1)	I have examined the financial statements and other financial information included in the statements of Gazit-Globe Ltd. (the “Corporation”) for 2012 (the “Statements”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the financial statements and the other financial information included in the Statements, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under our supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, to the extent it relates to the financial statements and to the other financial information included in the Statements as of the date of the Statements; my conclusions regarding my evaluation as stated were presented to the Board of Directors and management and are included in this report.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 19, 2013
Gil Kotler, Executive Vice President and CFO

ATRIUM
European Real Estate

Leader in Shopping Centres in Central and Eastern Europe

ATRIUM
PROMENADA

Annual Financial Report 2012

Our Vision & Strategy

Atrium’s vision is to become the leading owner, operator and developer of food anchored shopping centres in Central & Eastern Europe and for the Atrium brand to become a hallmark of high quality retail for consumers and retailers alike.

Our portfolio is, and will continue to be, weighted towards income generating shopping centres that produce long term stable cash flows and are located in our core markets of Poland, the Czech Republic, Slovakia and Russia. Organic growth will be delivered by pro-active hands-on asset management, ensuring we uphold our “retail is detail” approach. Further growth will be achieved through the acquisition of high quality assets in our core countries and through a selected number of development projects, either of new shopping centres or extensions of existing properties. Our balance sheet will be efficient and conservatively managed with modest leverage.

Our Profile

Atrium owns a €2.2 billion portfolio of 156 primarily food anchored retail properties and shopping centres which produced €193.5 million of annual rental income in 2012 from 1.2 million sqm of gross lettable area. These properties, which are located predominantly in Poland, the Czech Republic, Slovakia and Russia, are managed by Atrium’s internal team of retail real estate professionals. In addition, Atrium owns a €538.4 million development and land portfolio that offers the potential to create value by progressing development.

Atrium is based in Jersey, Channel Islands and is dual listed on the Vienna and NYSE Euronext Amsterdam Stock Exchanges under the ticker ATRS.

Our Objectives for 2013

•	Continue to drive the financial and operational performance of our assets while striving to constantly improve our offering for retailers and consumers

•	Maintain our pursuit of appropriate investment opportunities in our core markets of Poland, the Czech Republic and Slovakia

•	Further improve the capital structure and efficiency of the Group’s balance sheet

•	Continue to establish the Atrium brand and strengthen our relationships with key clients while seeking to work with new retailers as they expand into and across the region.

2

Highlights 2012

Gross Rental Income (GRI)

€149m
€151m
€172m
€193m
2009
2010
2011
2012

Growth in 2012: **12%**

Like-for-Like GRI

€153m
€162m
2011
2012

Growth in 2012: **5%**

Operating margin

81.5%
88.8%
90.0%
93.7%
2009
2010
2011
2012

Growth in 2012: **4%**

Adjusted EPRA Earnings per Share

€0.24
€0.25
€0.28
€0.32
2009
2010
2011
2012

Growth in 2012: **14%**

EPRA Net Asset Value per Share

€5.79
€6.02
€6.36
€6.44
2009
2010
2011
2012

Growth in 2012: **1%**

Dividend per Share

€0.03
€0.12
€0.14
€0.17
2009*
2010
2011
2012

Growth in 2012: **21%**

** Excluding special dividend in 2009*

ZARA
PULL&BEAR

Annual Financial Report 2012	3

Our Business

Poland

Poland
Warsaw

- Standing investments (21)
- Developments and land (13)

GRI

38%

€74m **+15%**

EPRA occupancy

97.1%
97.9%
97.5%
2010
2011
2012

Growth in 2012: **0%**

Standing investments

47%

€1,030m **+4%**

Poland: Key Facts

Credit rating	A-/Stable
Population	38.2m
Retail trade volumes	€81,761m
Atrium GLA in sqm	390,000

Czech Republic

Prague
Czech Republic

- Standing investments (98)
- Developments and land (3)

GRI

20%

€39m **+30%**

EPRA occupancy

98.1%
98.3%
98.3%
2010
2011
2012

Growth in 2012: **0%**

Standing investments

20%

€446m **+2%**

Czech Rep: Key Facts

Credit rating	A+/Stable
Population	10.6m
Retail trade volumes	€28,446m
Atrium GLA in sqm	374,200

Slovakia

Slovakia
Bratislava

- Standing investments (3)

GRI

6%

€11m **+4%**

EPRA occupancy

99.2%
99.7%
98.2%
2010
2011
2012

Growth in 2012: **-2%**

Standing investments

7%

€146m **+6%**

Slovakia: Key Facts

Credit rating	A+/Stable
Population	5.5m
Retail trade volumes	€15,988m
Atrium GLA in sqm	65,400

4

Our Business

Russia

Moscow
Russia

- Standing investments (7)
- Developments and land (12)

GRI

27%

€ 53m **+17%**

EPRA occupancy

93.5%
97.2%
99.0%
2010
2011
2012

Growth in 2012: **2%**

Standing investments

18%

€ 394m **+16%**

Russia: Key Facts

Credit rating	BBB/Stable
Population	141.9m
Retail trade volumes	€ 349,119m
Atrium GLA in sqm	236,600

Hungary

Hungary
Budapest

- Standing investments (25)

GRI

5%

€ 9m **+4%**

EPRA occupancy

91.9%
95.1%
94.7%
2010
2011
2012

Growth in 2012: **0%**

Standing investments

4%

€ 83m **-9%**

Hungary: Key Facts

Credit rating	BB+/Stable
Population	10.0m
Retail trade volumes	€ 18,720m
Atrium GLA in sqm	104,500

Other countries

Latvia
Riga
Kiev
Ukraine
Romania
Bucharest
Georgia
Tbilisi
Sofia
Bulgaria
Istanbul
Turkey
Ankara

- Standing investments (2)
- Developments and land (8)

GRI*

4%

€ 8m **+3%**

EPRA occupancy*

88.7%
93.7%
97.4%
2010
2011
2012

Growth in 2012: **4%**

Standing investments*

4%

€ 86m **-1%**

Romania: Key Facts

Credit rating	BBB-/Stable
Population	21.3m
Retail trade volumes	€ 21,446m
Atrium GLA in sqm	53,000

**Romania and Latvia*

Sources: Fitch Ratings (February, 2012); Oxford Economics (February, 2012)

Annual Financial Report 2012	5

Chairman’s Statement

“Another year of strong performance”

2012 was another year of strong performance for Atrium, building on the momentum from 2011 to record robust growth across all of our key performance indicators, as well as delivering against the corporate objectives we identified in last year’s Annual Report.

During the year, Atrium’s management teams continued to work hard to maximise the income and value potential of the 156 assets in our income producing portfolio. There is no better illustration of their success than the fact that we are able to report market leading increases in like-for-like net rental income, which increased an impressive 7.3% over 2011, together with growth in operating margin, net cash from operating activities, portfolio valuation and dividend for the third year in succession.

The consistency of our results reinforces our confidence in Atrium’s strategy of targeting retail centres which people visit daily for essential purchases and in the value of hands-on internal asset management. We are able to leverage our local teams’ knowledge of the market dynamics in their respective countries and the strength of our relationships with the major international and local occupiers across our portfolio. In many cases, these relationships have allowed us to grow rental income from major retail brands by working with them across multiple assets within our existing portfolio, as well as at our developments and newly acquired shopping centres.

The prevailing economic conditions have resulted in a distinct lack of supply of quality stock, with the result that opportunities to make further acquisitions of established shopping malls in our target markets have been scarce and thus our transaction volumes were lower than we would had initially hoped. However, a pick-up in general market activity towards the end of the year indicates the possibility of an increase in market liquidity and transaction volumes in the year ahead. During the year we were able to successfully conclude a number of smaller transactions by buying the outstanding stakes of several projects which we part owned, and we continue to actively seek out opportunities to grow our portfolio through acquisition where we identify high quality, well positioned and sensibly priced assets in our core markets.

In 2012 we have also commenced our first major new development project, the Atrium Felicity shopping centre in Lublin, Poland, which is scheduled to deliver 75,000 sqm of modern retail space in early 2014. The project is now substantially pre-let at 84%, following strong leasing activity throughout the year.

A particularly pleasing success during the year was the achievement of our long term goal of receiving an upgrade to an investment grade credit rating by both Standard & Poor’s and Fitch. This is strategically important as it opens up potential new options for the future financing of growth initiatives and the further optimisation of our balance sheet structure. Additionally, it represents a very positive third party endorsement of the Company, our strategy and the consistently strong results delivered by the management team.

In light of the Group’s performance and as a result of the Board’s confidence in its ability to continue to deliver strong levels of recurring income, we increased our annual dividend payment from € 0.17 to at least € 0.20 per ordinary share, payable quarterly and commencing at the end of March 2013 (subject to any legal and regulatory requirements and restrictions of commercial viability). This increase is in line with the Board’s long standing policy of sharing the Group’s success with our shareholders whilst maintaining a prudent ratio of dividend to recurring income.

6

Chairman’s Statement

In summary, in spite of the ongoing challenges facing the broader property and retail sectors in Europe, 2012 was another very successful year for Atrium. Whilst the broad macroeconomic environment will remain challenging, we are confident that our geographical focus on the stronger Central and Eastern European economies, our strategic approach to our portfolio and our detailed hands-on asset management will continue to set Atrium apart and yield strong results and value creation for all our shareholders.

I would like to thank all our management and employees, right across our business, for their hard work and dedication throughout the year; these excellent results would not be possible without them.

Finally, I would like to thank you, our shareholders, for your confidence in us. We do not take our responsibility to you lightly and will keep doing our utmost to justify your trust in the years to come.

Sincerely,

Chaim Katzman

Annual Financial Report 2012	7

Chief Executive’s Statement

“We are well placed to achieve our aims”

Following a very positive and transformational year in 2011, I am pleased to report that 2012 proved to be yet another successful year for Atrium. Strong macro fundamentals in our core markets, asset management initiatives across our portfolio and an improved capital structure facilitated our ability to, once again, generate value for our shareholders.

Our portfolio today, which grew 5% to € 2.2 billion during 2012, is optimally concentrated in the most mature, stable and more centrally located economies in the region. Our core markets of Poland, the Czech Republic and Slovakia all hold A credit ratings and currently represent 74% of the total portfolio value. Poland, which is the strongest economy of the region, now accounts for 47% of portfolio value alone, while Russia, one of our key growth drivers, presently comprises 18% of our portfolio in value. The attractiveness of these key markets, and particularly the tier one markets and their capital cities, is illustrated by the fact that during 2012 yields for prime shopping centres hardened in Warsaw and Moscow to around 6% and 9%, respectively, notwithstanding that they remained flat in the vast majority of our other markets during that year. This once again underlines the appeal of these markets to investors, as does the proven interest of international retailers to expand within the region, and especially in Poland.

During 2012 Atrium maintained its market leading growth and excellent operational performance, which includes substantial improvements across all of our key performance indicators, notwithstanding that the year was marked by uncertain and often deteriorating global market conditions. One of the key drivers of this performance has been our ability to strengthen our relationships with key retail brands by leveraging the size and quality of our portfolio.

During the year we successfully signed almost 1,000 leases, of which more than half were new leases. This activity resulted in our achieving a record 98.0% EPRA occupancy rate at year end, with an average lease length of 5.6 years, up from 5.0 years at the end of 2011.

This is a real testament to the strength of our team and the operational platform we have created. It also gives credence to our strategy of building a portfolio of shopping centers which are anchored by retailers focusing on the everyday needs of customers.

Our 2012 results show, once again, double digit gross and net rental income growth across our 156 income producing investments, with increases of 12.4% to € 193.5 million and 17.1% to € 181.3 million from the previous year. However, the most compelling and definitive illustration of the Group’s progress is the market leading like-for-like net rental income performance, which increased 7.3% to € 148.8 million. In simple terms, this means that Atrium has successfully generated an additional € 10.2 million of net rental income from the same properties, in spite of adverse economic conditions across Europe. Our operating margin improved, for the fourth consecutive year, to 93.7% which is a noteworthy improvement and one that was ahead of our internal expectations. EBITDA for the year, excluding the impact of valuation changes and disposals, increased 29.8% to € 146.0 million, whilst company adjusted EPRA earnings per share increasing 14% from € 0.28 to € 0.32 per share.

In 2012 there was a distinct lack of supply of quality product available for acquisition in the market, with potential vendors generally preferring to hold on to the type of income producing assets which Atrium typically seeks to acquire, due principally to the low interest rate environment and the difficulty in identifying suitable alternative

8

Chief Executive’s Statement

assets in which to reinvest the proceeds. Transaction volumes in the region decreased significantly year-on–year, and were largely limited to Poland and Russia, while even in these two markets only a limited number of transactions were completed. Looking ahead, we anticipate that Poland and Russia are likely to continue to account for the lion’s share of investment activity in the CEE region. Growth through the acquisition of established, income producing shopping centres in our core markets remains an important goal for the Group and will also allow us to further improve our weighting towards these more stable and mature economies referred to above.

However, we did remain active and were able to complete a number of smaller acquisitions of outstanding stakes in assets that we either co-owned or had developed with project partners. The first such acquisition occurred at the beginning of 2012 when we acquired the remaining 23% stake held by our joint venture partner in certain group subsidiaries in Russia. Thereafter in June, we acquired from a cinema operator its share of the premises owned by it in our Russian shopping centres at Volgograd, Togliatti and Yekaterinburg. These two transactions totalled € 18.3 million.

In July, we completed the acquisition of the land plot adjacent to our Atrium Copernicus shopping centre in Torun, Poland, and are currently working on our plans for a 20,000 square meter extension of the centre. The first stage of this process has already begun with work commencing on an expansion of the car parking space in early 2013. We will maintain our strategy of acquiring land adjacent to our existing assets, where available, as this will allow us to achieve growth by extending and improving the centres in our three core markets and in Russia.

Over the course of 2012, we also made significant progress in the construction and pre-letting of our green-field development in Lublin, Poland, and we are now very well placed to deliver a new modern 75,000 sqm regional shopping centre in early 2014. In June 2012, we finalised the forward sale of the 19,700 sqm hypermarket premises to Auchan. Additionally, we have made significant progress with pre-leasing the remaining 55,000 sqm and, at the date of issue of this report, the centre is 84% pre-let following agreements signed with Leroy Merlin, H&M, C&A, Media Markt and others.

During the final quarter of the year, we completed the construction of our 5,000 sqm stand-alone retail box development at Gdynia and handed it over to the tenant, Media Markt, which commenced trading in November. We also completed the second floor of our Atrium Mosty shopping centre.

Going forward, we intend to remain prudent with our development activities, keeping it proportionate to our balance sheet and our appetite for risk.

During 2012, we also successfully completed the rebranding of all of our Polish shopping centres under the Atrium brand, providing both increased awareness of the Group and a highly visible mark of quality for customers and retailers alike. Our medium term goal is to complete this exercise for our larger shopping centres and we have already begun this process in the Czech Republic, Slovakia and Russia.

Improved capital structure & achievment of investment grade credit rating

Having had both Standard & Poor’s and Fitch reiterate Atrium’s BB+ corporate credit rating during the first six months of 2012, we were exceptionally pleased during the second half of the year to achieve our long term goal of regaining an investment grade credit rating. This had been a strategic priority for the group executive management team since our first involvement with the company and it was especially gratifying to see our hard work result in an upgrade to BBB-from Standard & Poor’s in September, followed by Fitch in October.

As I already mentioned in our third quarter 2012 report, these upgrades provide Atrium with the potential to have far greater access to the unsecured debt markets. However, the reasons cited by the agencies for awarding the upgrades were particularly pleasing, since both agencies clearly recognised the strategies that we have put in place in order to improve operational income, increase exposure to the most stable CEE economies and create a solid platform for growth.

Other notable actions taken during the year to improve our capital structure were the early repayment of two loans totalling € 10.6 million, which were due to mature in October 2012. We then made further progress in reducing our more expensive short term debt when, in May 2012, we launched a tender offer for our € 100 million Notes due to mature in 2013 and which bear a partly variable interest cost of more than 5.5% on average. The tender offer resulted in Atrium holding all but € 40 million of the outstanding bond. Finally, in November, we prepaid two additional loans totalling € 5.8 million, which were due to mature in 2015 and 2016. These actions were mildly accretive to earnings over the year.

Atrium retains an enviable cash balance, of over € 200 million as at 31 December 2012, and continues to have very low leverage with a net loan-to-value ratio of 12.1%. Over time we do intend to improve our balance sheet efficiency and increase our leverage to between 30% and 35%. In the interim, our conservative balance sheet positioning affords significant competitive advantages in our ability to finance the Group’s growth through further acquisitions and development plans.

Dividend

Four quarterly dividend payments of € 0.0425 per share were paid, bringing the total for the year to € 0.17 per share. Our strong trading fundamentals have also enabled the Board to increase the annual dividend in 2013 by 17.6% to at least € 0.20 per share, subject to any legal and regulatory requirements and restrictions of commercial viability. The dividend payment is comfortably covered by earnings, yet still provides the Group with the necessary resources to grow.

This is the third consecutive year that the dividend has been increased since first being introduced in 2009. The first payment of € 0.05 will be paid as a capital repayment on 28 March 2013, to the registered shareholders on the register at 22 March with an ex-date of 20 March 2013.

Annual Financial Report 2012	9

Chief Executive’s Statement

Awards & community

Over the course of the year we were pleased to receive a number of awards both for our work as an investor in the CEE region and in recognition of the high quality and excellent management of our shopping centres. These awards underscore the considerable progress Atrium has made over the last three years in the region and provide further evidence that our efforts to position Atrium as a market leading retail real estate brand are gaining real traction.

Atrium was honoured to receive the “Investor of the Year” award at the 2011 Europa Property CEE Retail Awards for the second year running, as well as the Central and Eastern European Real Estate Quality Award (in cooperation with the Financial Times). Most recently we were delighted to be named “Company of the Year” at the 2012 Europa Property CEE Retail Awards.

During 2012, we were proud to be a key supporter of a nationwide breast cancer awareness campaign in Poland, in conjunction with Estée Lauder which included displaying the highly symbolic Pink Ribbon sign across our Polish shopping centres, hosting fundraising events and temporarily accommodating mobile breast screening units at 10 of our Polish centres.

Outlook & objectives for 2013

Taking into account our strong presence in the most mature and stable CEE economies and encouraged by the IMF projections for the region, together with very positive forecasts for Russia, we remain confident in our ability to continue to deliver a strong performance going forward. We are very encouraged by the Group’s results for the year under review, as evidenced by the Board’s decision to increase the dividend once more. With that in mind we remain acutely aware of the current market conditions and the low growth environment that we must all adjust to.

Our targets for the coming year will be to continue to drive the financial and operational performance of our assets while striving to constantly improve our offering for retailers and consumers. We will maintain our pursuit of appropriate investment opportunities in our core markets of Poland, the Czech Republic and Slovakia whilst further improving the capital structure and efficiency of the Group’s balance sheet. Finally, we will continue to establish the Atrium brand and strengthen our relationships with key clients while seeking to work with new retailers as they expand into and across the region.

In conclusion, I firmly believe that our strategy of focusing on food and ‘necessity goods’ anchored retail centres in the region’s strongest economies, coupled with our own ability to intensively manage our assets in order to extrapolate the maximum value whilst improving the offering for our tenants and the experience for consumers, will allow us to continue to deliver sound results. We are well placed to achieve our aims and I therefore look forward to the future with a cautious degree of confidence and optimism.

I would also like to reiterate the Chairman’s thanks to all our staff for the valuable contribution they have made over the past year.

Sincerely,

Rachel Lavine

10

Group Management Report

Annual Financial Report 2012	11

Operating Activities

1. Group Management Report

Operating Activities

Our Markets

Macroeconomically, 2012 was a challenging year across Europe and Central & Eastern Europe (“CEE”) was no exception. However, and despite significant differences between the performance of each country, CEE continued to outperform Western Europe in terms of economic resilience, driven, to a large extent, by strong domestic demand.

The outperformance of CEE is a testament to its macroeconomic fundamentals. Among the specific factors benefitting the growth of the region, analysts include fairly good progress on structural issues, higher per capita wealth levels, stronger growth in productivity and lower labour costs. More generally, markets have recently started to react positively to the commitment shown by political leaders as well as the European Central Bank to the Euro, and, consequently, investors’ confidence has started to show some improvement at the beginning of the year.

Our core markets – Poland, the Czech Republic and Slovakia-representing almost three quarters of Atrium’s total portfolio value, all hold an “A” credit rating. Over the past three years, improving investor confidence in our core markets is reflected in the contraction of their sovereign bonds’ yields. For example, the rate for Czech sovereign 10-year bonds has reached 2.12% in December 2012, on par with Belgium’s rate of 2.10%, and both the Polish and Slovak rates have decreased below 4%.

Looking specifically, Poland, Slovakia and Russia are expected to outperform both the CEE region as a whole and the Eurozone, albeit even their growth has slowed compared to previous expectations. The Czech Republic, which is most reliant on exports to the Eurozone, is expected to slightly underperform the CEE average showing that even the most mature and traditionally strongest economies of the region are not immune from the impact of the Eurozone crisis coupled with a reduction in consumer spending.

Provisional 2012 GDP figures which were released in February by Eurostat showed that average GDP growth across the CEE was 1.4%, with Poland and Slovakia both coming in ahead of this at 2.0% growth and well ahead of the Eurozone which contracted by -0.6%. Capital Economics reported Russia’s 2012 GDP growth at 3.4% which, when combined with Poland at Slovakia, means that 71% of the Group’s gross rental income is derived from those economies which are the strongest in the region and are outperforming both the CEE and the Eurozone. Looking forward, according to the IMF, CEE GDP growth is expected to reach +2.4% in 2013 and +3.1% in 2014. More specifically to the Group, the IMF is forecasting that all three of our core markets- Poland, Slovakia and the Czech Republic, will continue to outperform with GDP growth of 2.1%, 2.8% and 0.8% respectively expected in 2013, while similarly, Russia’s economy is also anticipated to expand by +3.8% in 2013. This optimistic outlook is in contrast to the Euro Area, where progress in battling the debt crisis is taking longer to produce an economic recovery. The IMF forecasts that the Eurozone GDP will contract by -0.2% in 2013 and then subsequently expand by +1.0% in 2014.

Another positive outcome with respect to CEE was the relatively low level of deleveraging of Western parent banks, who did not altogether withdraw their presence from the region but rather delevered on a general level in order to meet stricter European capital requirements. While credit conditions did tighten across CEE during last year, liquidity did not dry completely and financial stability was not threatened on a national level, as some had feared. Nonetheless, the external pressures of the weaker international economy in general and the downturn in Europe in particular are taking a toll on the performance of CEE. Our markets are affected not only by the cyclical downturn in core Europe (via decreasing net exports), but also by the desired return to budget deficits below 3%—creating a significant drag on domestic value added for the Czech Republic, Hungary, Poland and Slovakia. In addition, many countries were quick to implement tough austerity programs in response to the general downturn across Europe, including raising VAT (implemented in 2011-2013 in the Czech Republic, Hungary, Poland, Romania and Slovakia). Needless to say, consumers’ real disposable incomes were negatively impacted as a result of these measures.

Although retail sales in the CEE might show milder growth this year, they are still expected to continue expanding, fuelling retailers’ strong appetite for increasing their presence in the region. In November last year, Colliers International reported that, despite a general stagnation in European retail property, international brands, discount chains and luxury retailers are nevertheless growing, with many looking to expand into CEE. Similarly CBRE‘s retailers report also indicated that Atrium’s core markets in terms of exposure are now ranked very high in global retailers‘ EMEA target list – Poland ranks 5th, Russia 10th and the Czech Republic in 13th position. Poland was the only country in CEE to make it into the top 5 and this reflects the country‘s continued optimistic outlook and resilient economy. Over 22% of the leading retailers surveyed for the report declared an intention to expand their store network in the Polish market in 2013, although they are becoming increasingly selective in their choice of locations and are impacted by the lack of suitable new stock coming on to the market. We believe that this latter point plays to our strengths both in terms of the relationships we have with the retailers but also with regard to the large range of well-tailored product we can offer them.

Income producing portfolio

At 31 December 2012 Atrium’s income producing portfolio comprised 156 standing investment properties with a market value of € 2.2 billion. The portfolio is located in seven countries across CEE.

Our assets have a total gross lettable area (“GLA”) of 1.2 million sqm and in 2012 produced a gross rental income of € 193.5 million (2011: € 172.2 million).

12

Operating Activities

Twenty eight of our assets are shopping centres, twelve of which offer over 30,000 sqm of GLA, while the other 16 offer between 10,000 sqm and 30,000 sqm of GLA. The 128 remaining assets are leased to a variety of retailers ranging from food anchors to do-it-yourself (“DIY”) stores and electronics shops. The Group’s operating assets are anchored by supermarkets, hypermarkets or local convenience stores, demonstrating the resilient nature of the portfolio and its focus on meeting the every-day needs of consumers.

Our focus on, and dedication to, the proactive asset management of our investment properties is a key driver of income generation and value creation. The Group employs a network of experienced local internal management teams to ensure we maintain close and positive relationships with our tenants as well as to provide a vital insight into the local requirements and market dynamics at each of our assets. The benefit of this approach is reflected in the Group’s strong performance for the year, with market leading growth in like-for-like rental income and was also recognized by the company being awarded in February 2013 the “Company of the Year” award at the 2012 Europa Property CEE Retail Awards.

The market value of the Group’s 156 standing investments increased by 5.2%, or € 108 million, to € 2,185 million at year end 2012 versus € 2,077 million at the same time last year. The increase comprised a 2.8%, or € 58.5 million revaluation uplift, € 37.4 million of additions, € 6.8 million of completions and € 5.3 million of currency translation differences due to the strengthening of the Czech Krona. The € 37.4 million of additions includes € 9.3 million associated with the acquisition from Russian Cinema Holdings (“RCH”) of premises in the Group’s Volgograd, Togliatti and Yekaterinburg shopping centres in Russia, € 7.7 million other additions in Russia, € 11.7 million in Poland and € 5.2 million in the Czech Republic.

The country diversification of the Group’s income producing portfolio is presented below:

	No. of properties		Gross lettable area		Market value		Revaluation
Standing investments Country	2012	2011	2012 sqm	2011 sqm	2012 €’000	2011 €’000	2012 €’000	2011 €’000
Poland	21	20	390,000	374,300	1,030,350	986,215	25,681	62,416
Czech Republic	98	98	374,200	371,600	445,901	435,214	59	9,746
Slovakia	3	3	65,400	65,200	145,990	138,075	6,593	8,504
Russia	7	7	236,600	216,700	394,375	339,847	37,523	46,839
Hungary	25	25	104,500	101,800	82,870	90,985	(9,644)	(455)
Romania	1	1	53,300	53,000	70,700	71,300	(1,068)	2,033
Latvia	1	1	20,400	20,400	15,150	15,610	(611)	(377)
Total	156	155	1,244,400	1,203,000	2,185,336	2,077,246	58,533	128,706

Investment activity in the Central & Eastern European retail real estate markets remained muted in 2012, primarily as a result of the economic uncertainty originating from the Euro Zone crisis. Nonetheless, investor demand for prime income producing assets in the region’s most stable countries and thus a lack of quality stock being brought to market remains strong and this led to modest yield compression, most notably in the major cities of the Group’s key countries of operation. Our Polish portfolio increased in value by 2.6%, or € 25.7 million in 2012, resulting from a combination of the recognition of the impact of our significant value driving efforts at Promenada since its acquisition in May 2011, together with a slight yield compression and further improvements in the performance of our Warsaw assets. Our Russian portfolio was revalued upwards by 11.0%, or € 37.5 million, driven largely by the higher level of rental income achieved as well as the impact of our restructuring activities at our Togliatti, Kazan and Yekaterinburg centres. Additionally the revaluation reflects the positive impact of the RCH transaction and some mild yield compression in our Moscow assets. In Slovakia, the portfolio was positively revalued by € 6.6 million primarily arising from the extension at our Atrium Optima centre in Kosice. In Hungary, the € 9.6 million devaluation was primarily attributable to the weakening economic environment in that country, with consequential reductions is estimated rental values and a widening of yields.

Over the course of 2012 there was a total revaluation gain of € 58.5 million across the entire portfolio. The primary drivers behind this increase in value were increased rental income (c. 60.7%) and modest yield compression (c. 39.3%).

Of the total portfolio, 96.2% or € 2.1 billion by market value and 95.6% or € 184.9 million by GRI is situated in investment grade rated countries.

Annual Financial Report 2012	13

Operating Activities

The yield diversification of the Group’s income producing portfolio is presented below:

Standing	Net equivalent yield*		EPRA Net initial yield
investments	(weighted average)		(NIY) **
Country	2012	2011	2012	2011
Poland	6.9%	7.0%	7.0%	7.0%
Czech Republic	8.1%	8.1%	7.8%	7.9%
Slovakia	7.7%	7.7%	7.5%	7.8%
Russia	12.2%	12.5%	12.6%	12.5%
Hungary	9.2%	8.9%	8.8%	8.2%
Romania	9.1%	9.4%	8.8%	9.0%
Latvia	13.0%	13.0%	2.4%	2.0%
Average	8.4%	8.4%	8.3%	8.3%

*	The net equivalent yield takes into consideration the current and potential net rental income, occupancy and lease expiries.
**	The EPRA Net initial yield (NIY) is calculated as the annualised net rental income of the portfolio divided by its market value.

The net equivalent yield and EPRA NIY remained constant in 2012 at 8.3% and 8.3% respectively. The alternative EPRA “Topped up” NIY for 2012 was 8.4% (2011: 8.5%).

Acquisitions and Completions

Current market conditions have resulted in a very constrained investment market. Our strategy remains firmly to grow through the acquisition of income producing shopping centres, particularly where we believe we can leverage our asset management expertise to create value, and we continue to review and actively seek opportunities in our core markets. Although the Group did not undertake any major acquisitions in 2012, we continued to acquire smaller stakes in our own assets and subsidiaries. These transactions have allowed the Group to gain increased ownership of the buildings and land. As such, during the third quarter we completed the acquisition from cinema operator RCH of its holding in three of our shopping centres in Russia at Volgograd, Togliatti and Yekaterinburg for a total consideration of € 9.3 million. RCH has also now signed new lease agreements and will remain a tenant of the Group at these locations.

During 2012 we completed and transferred to the standing investments portfolio phase II of Atrium Galeria Mosty in Plock and the construction of a 5,000 sqm retail box at Gdynia, both of which are in Poland. For more details please see Development activity below.

In addition, during the year, we bought the non-controlling interests in development companies owning land in both Russia and Georgia. In Russia we bought the outstanding 23% stake for a total consideration of € 9.0 million and in Georgia we bought the outstanding 15% stake and split the land with our former venture partner.

Occupancy

EPRA’s Best Practice Recommendations provides for an occupancy definition based on estimated rental values.

The following table provides the occupancy statistics by country under both EPRA and GLA bases:

Occupancy analysis

Standing investments

	EPRA Occupancy		GLA Occupancy
Country	2012	2011	2012	2011
Poland	97.5%	97.9%	97.0%	98.0%
Czech Republic	98.3%	98.3%	96.4%	96.4%
Slovakia	98.2%	99.7%	97.9%	98.9%
Russia	99.0%	97.2%	99.0%	97.8%
Hungary	94.7%	95.1%	97.2%	96.5%
Romania	99.4%	98.0%	99.7%	99.1%
Latvia	92.0%	82.5%	96.0%	87.3%
Average	98.0%	97.6%	97.4%	97.3%

Occupancy according to EPRA measures increased to 98.0% from 97.6% at the end of 2011 and represents the highest level achieved since the current management team assumed responsibility for the Group in 2008.

Leasing activity

Atrium’s focus on asset management and building relationships with tenants saw it sign 959 leases (2011: 907 leases) during the year of which 565 (2011: 506) were new leases and 394 (2011: 401) were renewals.

	Unit	2012
Renewals
Number of leases	Number	394
GLA leased	Sqm	159,695
New Contracted monthly rental income per sqm	€	11.85
Prior Contracted monthly rental income per sqm	€	12.47
New Leases
Number of leases	Number	565
GLA leased	Sqm	100,690
Contracted monthly rental income per sqm	€	15.59
Total New Leases and Renewals
Number of leases	Number	959
GLA leased	Sqm	260,385
Contracted monthly rental income per sqm	€	13.30
Expired Leases
Number of leases	Number	613
GLA of expiring leases	Sqm	86,260

14

Operating Activities

In 2012 the 959 lease signings represent over € 40 million of annual rental income with an average rent of € 13.30 per square metre per month. These lease transactions contributed to a further improvement in the portfolio occupancy level and an increase in the average lease duration.

Lease expiries

The percentage of lease agreements with a remaining contract term of more than five years is 41.4% (2011: 41.2%). These percentages are calculated using annualised rental income (“ARI”) which is contracted base rent including discounts and turnover rent as at year end 2012. Additionally, the lease maturities between 2013 and 2017 are very evenly spread. This provides the Group with a high degree of visibility as to likely future cash flows over the coming years.

The average lease length of the portfolio as at the end of 2012 was 5.6 years (2011: 5.0 years).

On the basis of 2012’s ARI the expiry schedule of existing lease agreements are as detailed in the following table:

Lease expiry schedule	% of ARI
2013	11.5%
2014	10.2%
2015	13.4%
2016	8.5%
2017	15.0%
> 2017	38.6%
Indefinite	2.8%
Total	100.0%

The Group’s lease agreements are mainly Euro denominated, which limits the Group’s rental income exposure to local currency fluctuations. 78% of GRI in 2012 was denominated in Euros, with 11% denominated in Czech Kronas, 4% in US dollars, 5% in Polish Zlotys and 2% in other currencies.

Tenant mix

Our management teams continually review our centres to ensure that they have a healthy and diversified tenant mix. Improvements are implemented at natural points or breaks in the leasing cycle or where we see an opportunity or situation arise that allows us to improve the tenant mix. While all of the Group’s larger shopping centres are anchored by a number of strong international hyper/supermarket brands, we also understand the importance of partnering with well known, fashion anchors. These partnerships drive further footfall, whilst meeting the needs of the end-consumer and complementing the other tenants in order to add long term value to an asset. Hyper/ supermarket anchors represent the largest percentage of GLA at 30% and fashion and apparel tenants represented 36% of annualised rental income in 2012.

Annual Financial Report 2012	15

Operating Activities

Top ten tenants

As at the end of 2012, the Austrian based Spar Group is the Group’s largest tenant with 5.7% of rental income and was the only occupier representing more than 5% of the total, highlighting the high degree of tenant diversification in the portfolio.

The percentages of the total ARI generated by the top ten tenants are illustrated below:

		As a % of	As a % of
		2012 total	2012 total
Top ten tenants	Field of operations	ARI	GLA
Spar	International food retail chain	5.7%	6.8%
Metro Group	International hypermarket and electronic	4.8%	6.5%
Ahold	International hyper / supermarket	3.7%	8.0%
LPP	Fashion	2.3%	1.7%
Tengelmann Group	Home improvement	1.7%	1.8%
Hennes & Mauritz	Fashion	1.6%	1.9%
Kingfisher	Home improvement	1.4%	1.7%
Rewe Group	International food retail chain	1.4%	2.1%
Empik Group	Media & fashion	1.3%	1.0%
Auchan Group	International hypermarket and sport goods	1.3%	3.3%
Total top ten		25.2%	34.8%

The top ten tenants represent 25.2% of the total ARI of the group at the end of 2012 (2011: 24.2%) and 34.8% of its total GLA (2011: 33.8%).

Top ten standing investments

The table below gives an overview of the Group’s top ten standing investments based on the market value as at 31 December 2012. The top ten now represent 57.7% (2011: 57.0%) of the total standing investments by value.

			Market	Revaluation			Number	Food	EPRA
			value	2012		Year of	of retail	anchor	Occupancy
Property name	City	Country	€’000*	€’000	GLA Sqm	opening	tenants	tenants	rate
Atrium Promenada	Warsaw	Poland	227,862	23,349	55,700	1996	160	Alma	95.5%
		Czech
Atrium Flora	Prague	Republic	198,500	5,292	39,800	2003	121	Albert	99.6%
Atrium Targowek	Warsaw	Poland	153,590	7,244	31,200	1998	131	Carrefour	100.0%
Atrium Koszalin	Koszalin	Poland	123,400	(421)	55,400	2008	122	Tesco	99.7%
Atrium Optima	Kosice	Slovakia	111,256	5,817	48,000	2002	148	Hypernova	99.0%
Atrium Reduta	Warsaw	Poland	97,124	932	27,100	1999	112	Carrefour	99.1%
Park House Togliatti	Togliatti	Russia	97,090	9,801	52,800	2006	131	Real	99.8%
Atrium Biala	Bialystok	Poland	93,253	4,479	37,700	2007	95	Real	100.0%
Atrium Copernicus	Torun	Poland	80,543	(325)	30,700	2005	89	Real	99.7%
Park House Volgograd	Volgograd	Russia	78,269	20,786	47,100	2003	136	Karusel	99.9%
Total			1,260,887	76,954	425,500

*	Includes land lease.

Rental income

In 2012, GRI grew by 12.4% to € 193.5 million. Significant contributions to this growth came from Poland and the Czech Republic, principally from the acquisitions of the Atrium Promenada, Atrium Molo and Atrium Flóra shopping centres in 2011. In Russia year on year GRI grew 17.1% as a result of the higher turnover rents stemming from our asset management initiatives, together with rental indexation, the benefit of additional rental income from the RCH transactions, and the continued reduction in the level of temporary discounts previously granted to tenants. The restructuring of certain of our Russian centres continues and demonstrates the appetite of international retailers for space at the best centres and, in this regard, we were particularly pleased to welcome Auchan as the new hypermarket operator in our St. Petersburg asset during the fourth quarter of 2012. In Slovakia, the 4.1% increase in GRI reflects the late 2011 opening of the 1,100 sqm extension to the Optima centre in Kosice and uplifts from rental indexation. Higher occupancies drove GRI growth in Hungary and Latvia, while in Romania rental indexation was the key driver behind the increase. The GRI result also takes into account the income lost through the July 2011 sale of Trabzon in Turkey, without which GRI growth rate would have been 16.6%.

16

Operating Activities

The regional distribution of gross and net rental income, as well as the operating margin is provided in the tables below:

Gross rental income

	2012		GRI per Sqm	2011	Change	Change
Country	€’000	% of GRI	€	€’000	€’000%
Poland	73,851	38.2%	191.1	64,099	9,752	15.2%
Czech Republic	38,629	20.0%	103.2	29,687	8,942	30.1%
Slovakia	11,248	5.8%	172.0	10,808	440	4.1%
Russia	52,940	27.4%	228.4	45,190	7,750	17.1%
Hungary	8,567	4.4%	82.0	8,222	345	4.2%
Romania	7,172	3.7%	134.6	7,000	172	2.5%
Latvia	1,068	0.5%	52.4	963	105	10.9%
Subtotal	193,475	100.0%	156.9	165,969	27,506	16.6%
Turkey*	—	—	—	6,204	(6,204)	(100.0%)
Total gross rental income	193,475	100.0%	156.9	172,173	21,302	12.4%

*	Divested in July 2011.

Net rental income

	2012		2011	Change	Change
Country	€’000	% of NRI	€’000	€’000%
Poland	73,577	40.6%	62,487	11,090	17.7%
Czech Republic	35,017	19.3%	25,763	9,254	35.9%
Slovakia	11,148	6.2%	10,622	526	5.0%
Russia	47,689	26.3%	37,489	10,200	27.2%
Hungary	7,050	3.9%	6,825	225	3.3%
Romania	6,429	3.5%	6,559	(130)	(2.0%)
Latvia	369	0.2%	362	7	1.9%
Subtotal	181,279	100.0%	150,107	31,172	20.8%
Turkey*	—	—	4,763	(4,763)	(100.0%)
Total net rental income	181,279	100.0%	154,870	26,409	17.1%

*	Divested in July 2011.

Operating margin

	2012	2011	Change
Country	in %	in %	in %
Poland	99.6%	97.5%	2.1%
Czech Republic	90.6%	86.8%	3.8%
Slovakia	99.1%	98.3%	0.8%
Russia	90.1%	83.0%	7.1%
Hungary	82.3%	83.0%	(0.7%)
Romania	89.6%	93.7%	(4.1%)
Latvia	34.6%	37.6%	(3.0%)
Subtotal	93.7%	90.4%	3.3%
Turkey*	—	76.8%	(76.8%)
Total operating margin	93.7%	90.0%	3.7%

*	Divested in July 2011.

The base rent including discounts per sqm grew from € 138 at 31 December 2011 to € 141 at 31 December 2012.

Annual Financial Report 2012	17

Operating Activities

EPRA like-for-like gross rental income

	2012	2012	2011	Change	Change
Country	€’000	% Total	€’000	€’000%
Poland	56,088	29.0%	55,033	1,055	1.9%
Czech Republic	25,766	13.3%	25,745	21	0.1%
Slovakia	10,990	5.7%	10,785	205	1.9%
Russia	51,866	26.8%	45,748	6,118	13.4%
Hungary	8,567	4.4%	8,216	351	4.3%
Romania	7,172	3.7%	7,000	172	2.5%
Latvia	1,068	0.6%	963	105	10.9%
Like-for-like gross rental income	161,517	83.5%	153,490	8,027	5.2%
Remaining gross rental income	31,958	16.5%	18,591	13,367	71.9%
Total gross rental income	193,475	100.0%	172,081	21,394	12.4%

*	To enhance comparability of GRI, prior period values for like-for-like properties have been recalculated using the 2012 exchange rates.

Like-for-like GRI provides the clearest indication of the performance of the underlying portfolio and the organic growth achieved. On this basis, the Group delivered very strong results in 2012 with a 5.2% increase to € 161.5 million of which the majority (76% or € 6.2 million) came from Russia. Given the current market uncertainty and the macroeconomic slowdown referred to earlier, we are particularly pleased to once again report like-for-like GRI growth across all our territories. This is a real endorsement of both the portfolio’s ability to produce stable rental income returns and our team’s retail asset management expertise.

EPRA like-for-like net rental income

	2012	2012	2011	Change	Change
Country	€’000	% Total	€’000	€’000%
Poland	56,296	31.1%	53,967	2,329	4.3%
Czech Republic	22,541	12.4%	22,385	156	0.7%
Slovakia	10,891	6.0%	10,598	293	2.8%
Russia	45,268	25.0%	37,764	7,504	19.9%
Hungary	7,050	3.9%	6,929	121	1.7%
Romania	6,429	3.5%	6,685	(256)	(3.8%)
Latvia	369	0.2%	350	19	5.4%
Total like-for-like net rental income	148,844	82.1%	138,678	10,166	7.3%
Remaining net rental income	32,435	17.9%	16,212	16,223	100.1%
Total net rental income	181,279	100.0%	154,890	26,389	17.0%

*	To enhance comparability of NRI, prior period values for like-for-like properties have been recalculated using the 2012 exchange rates.

Like-for-like NRI followed a similar pattern as GRI but with some slight further uplift coming from improved service charge income and rental collection, reflecting good credit control.

A substantial part of the increase in like-for-like NRI came from the improvements in Russia and Poland in line with the higher GRI. In addition, Russia benefitted from improved operational efficiencies and more effective rental collection, which resulted in an increase of 19.9% in like-for-like NRI.

18

Development and Land Portfolio

Development and Land Portfolio

At 31 December 2012 the Atrium’s development and land portfolio was valued at € 538.4 million across 36 projects. Over 90% of the portfolio by value, and over 80% by size, is concentrated in Poland, Russia and Turkey. We believe that this portfolio includes significant long term future value creation opportunities and will continue to actively manage these projects.

The country diversification of the Group’s development and land portfolio is presented below:

	No. of projects		Market value		Size of land
Country	2012	2011	2012 €’000	2011 €’000	2012 (hectares)	2011 (hectares)
Poland	13	14	143,125	142,259	60	68
Russia	12	13	145,230	178,792	149	219
Turkey	4	4	209,376	209,376	44	44
Others	7	6	40,664	56,924	54	58
Total	36	37	538,395	587,351	307	389

Over the course of the year we have continued to assess how best to create and realise value from the portfolio. The decision to develop a project is depending on its location, its size, the economic situation in the relevant city and country, competition and the overall risk profile. The decision process also involves a number of broad considerations such as the demand and prices realised for land sales achieved to date, our preference to acquire income producing properties, together with a cautious approach to undertaking and financing large scale new developments in the current economic environment. Accordingly, in addition to new projects, we will also seek to create value by developing extensions to our existing and proven assets. Finally, our focus is oriented towards growing our portfolio in the largest and strongest cities and domestic economies of our core countries.

We will continue to actively manage all of our development and land projects in order to build and maximise the value of the portfolio, whilst at the same time progressively reducing the relative proportion of non-income producing assets. Whilst it may take a number of years, our long term target is for the development pipeline to not exceed 10% to 15% of total real estate assets. Central to achieving this goal will be a positive, yet cautious, approach to applying our skills in new development activities.

Development activity

As outlined above, our aim is to build a pipeline of future development projects that is proportionate to our balance sheet and risk appetite. The pipeline will be sourced from our existing development projects and land bank, as well as through the creation of new project opportunities, in particular extensions to our existing and proven assets. Presently we have eight identified priority projects, either with a secured building permit or for which the required administrative decisions might be obtained in the relatively near term; one of which is under active development. These developments are primarily focused in Poland and Russia and include a number of lower risk extensions to existing assets. In each case, initial feasibility studies have been completed and the Board has given preliminary “green light” approval to invest and to take the project to the next stage of readiness prior to definitive commitment. Such additional investment may include, for instance, costs associated with amending building permits and confirming interest from potential tenants by securing pre-leasing agreements. Indicatively, in the event that all eight projects (and no others) progressed to full development, we estimate total net incremental development spend of approximately € 180 million over the next three to five years.

Within these eight priority projects, Atrium Felicity shopping centre in Lublin, Poland, our first major greenfield project, with 75,000 sqm GLA, is currently under development. Atrium Felicity has been the main focus of our development team’s efforts during the year. Construction of this new, state-of-the-art shopping centre has now commenced and was celebrated officially at a successful and well-attended cornerstone ceremony on 4 October 2012.

More importantly, we have made significant and very encouraging progress in attracting leading international and domestic retailers to the centre. Having announced the forward sale of the 19,700 sqm hypermarket premises to Auchan in the first half of the year, we secured a further major anchor tenant in September when we concluded a 12,500 sqm pre-let to international DIY chain, Leroy Merlin. During the second half of the year and in early 2013 we have attracted a number of further significant tenants that have in aggregate taken the average lease length to approximately six years and aggregate occupancy to 84%.

These strong pre-leasing results and the compelling line-up of retail domestic brands, demonstrate the quality of the retail destination on offer and gives us real confidence that we are on track to deliver the dominant shopping centre in this region. The total market value of Atrium Felicity at 31 December 2012 was € 49.9 million and the incremental costs to completion are now assessed at approximately € 59.6 million.

The remaining seven identified priority projects are all extensions to existing income producing assets; four are located in Poland, and include our Atrium Copernicus and Promenada assets, while three are in Russia.

Annual Financial Report 2012	19

Development and Land Portfolio

During the third quarter the 6,450 sqm GLA Phase II of Atrium Galeria Mosty in Plock, Poland was completed, and opened in late September 2012. Also during the second half of 2012 we finished construction on our stand-alone retail box in Gdynia, Poland and handed it over to the tenant, Media Market. Both completions were transferred to our standing investments portfolio during the second half of 2012.

In July, we took vacant possession of the 3.8 hectare parcel of land next to our Atrium Copernicus shopping centre in Toruń, Poland. The demolition works were completed by the previous owner and, with building permits in place, we are now working on our plans for a 20,000 sqm extension. Our first priority at the site is to increase the size of the car park, which is not currently sufficient to satisfy existing demand for the centre, and for which the incremental costs to complete are assessed at € 4.0 million. By undertaking this task first, as well as putting in the other infrastructure required, we will be able to minimise disruption to shoppers and tenants at the main centre during the subsequent construction of the extension.

20

Management

Management

The Group executive management team consists of Rachel Lavine, Chief Executive Officer (“CEO”), David Doyle, Chief Finance Officer (“CFO”), Nils-Christian Hakert, Chief Operating Officer (“COO”) and Thomas Schoutens, Chief Development Officer (“CDO”). This team is supported by local executive management teams with day-to-day responsibility for managing the assets and customer relationships in each of our countries of operation. At 31 December 2012 the group has 351 employees as follows: General Management- 8 employees; Operations-180 employees; Development- 28 employees; Finance and administration- 80 employees; Information systems- 9 employees; Legal- 19 employees; Other- 27 employees.

Our management team:

Alice Augustova
CFO, Czech Republic

Katarzyna Cyz
CEO, Poland

David Doyle
Group CFO

Ronen Goldberg
CDO, Russia

Murat Gursey
COO, Russia

Nils-Christian Hakert
Group COO

Ondrej Jirak
COO, Czech Republic

Asi Kahana
CEO, Romania

Peter Kovacs
CFO, Hungary

Rachel Lavine
Group CEO

Tatyana Mironova
CFO, Russia

Kristina Mogor
COO, Hungary

Eshel Pesti
CEO, Russia

Barbara Pryszcz
COO, Poland

Thomas Schoutens
Group CDO

Oldrich Spurek
CEO, Czech Republic

Annual Financial Report 2012	21

Shopping Centre Flora

Shopping Centre Atrium Flora

Key facts about Atrium Flora as at 31st December 2012

Street Vinohradská 2828/151

130 00 Prague 3, Czech Republic

Year of opening:	2003
GLA Retail:	20,400 sqm
GLA Offices/Storage:	19,400 sqm
Market value:	€ 198.5 million
EPRA retail occupancy:	100%
EPRA offices occupancy:	99%
Number of stores:	121
Food Anchor:	Albert
Parking spaces:	750
Website:	www.atrium-flora.cz

In addition to being the capital of the Czech Republic, Prague is also its largest city and the fourteenth-largest city in the European Union. The city is home to around 1.3 million people, while its greater metropolitan area is estimated to have a population of nearly 2 million. The city’s economy is highly developed, being driven by its service and manufacturing export sector and is widely considered as one of the premier business destinations in CEE. As an economic hub for the region, Prague’s economy accounts for more than 26 % of Czech GDP.

Atrium Flora was designed by Petr Franta architects and opened in 2003. It was acquired by Atrium in 2011 for € 191 million and is located less than 2km from Prague’s historic city centre. Atrium Flora is situated in a prominent and accessible location in Vinohrady, one of Prague’s most desirable and affluent residential areas, which contains a high concentration of young professionals and international residents. The centre has a catchment area of approx. 590,000 inhabitants within a 15 minute car journey and offers ample underground parking and superb public transport links. Trams and bus lines stop directly in front of the property and it is also served by the “Flora” metro station which includes an entrance offering direct access to the mall.

Atrium Flora comprises more than 120 retail units and offers a diversified tenant mix of fashion brands, consumer services, restaurants and entertainment including a seven screen Cinema City complex that contains the only IMAX 3D facility in the Czech Republic. The centre focuses on middle and higher-income customers, who are typical for its catchment area, and offers a wide spectrum of brands such as Intersport, Reserved, Bat’a, Mothercare, Esprit and Promod, together with more exclusive brands including Gant, Ecco, Geox, Gas, Guess, Max Mara, Lacoste and Alqvimia. The food anchor is Albert, a well-known and leading food operator in the Czech market and part of the Ahold Group.

Above the retail centre is 17,800 sqm GLA of Grade A office premises with high quality tenants including Exxon Mobile, Xerox, Danone and Reckitt-Benckiser.

Retail GLA by tenant mix

22

Shopping Centre Flora

Since acquiring Flora in 2011, Atrium has commenced a number of value enhancing asset management activities. This has primarily focused on improving the quality of the offer within the centre by moving away from convenience-type retailers to more premium brands. As such, Atrium Flora now provides a mix of goods and personal services that better reflects the socio-economic make up and requirements of its customers and the population of its catchment area. The success of this strategy is evidenced by the signing of 15 new and high quality tenants during 2012 including GAS, Geox, Parfois, Chantall, Butlers, and Gabor shoes.

Atrium has also improved the customer facilities and lay-out of the shopping centre by introducing new concepts such as rest-zones for customers and through refurbishing the food-court area, both of which help to improve dwell times. In addition, improvements were made to internal signage to assist with customer navigation as well as the installation of new escalators which help improve customer circulation and drive footfall to all parts of the centre. Furthermore, Atrium has been able to successfully leverage the benefits of its retail expertise together with the economies of scale available from its wider portfolio and achieved a 6% reduction in the centre’s operational costs for 2012 as compared to the prior year. All of these improvements have helped to create value for shareholders.

Shopper’s opinion

(Marie, Economist)

“There are a few reasons why Atrium Flora is my favorite shopping centre. The mix of shops in Flora suits my wishes and needs. I care about having an original fashion style and Flora has never disappointed me in this. There are plenty of shops with high quality and designer clothes, many of which I can’t find anywhere else. The atmosphere is also very comfortable and the style of the boutiques and shops give it a feeling of luxury.”

Shopper’s opinion

(Michal, Sales Manager)

“I choose Flora because of its very nice cafes and restaurants, where I can be hold business meetings. In my free time I’m also able to buy my favorite wine, cheese or other specialties which are hard to find elsewhere and, because of the mix of brands, I’m always able to buy great gifts for my wife. Occasionally, I also visit the IMAX cinema with my family.”

Interview with Jan Suchánek

(Co-owner of the Butlers franchise)

“The Butlers store at Atrium Flora is our first in the Czech Republic. We picked this particular centre based on our market research and Atrium Flora, due to its location, size and purchasing power has turned out to be the right location for our pilot store. We are very pleased with the ongoing changes within the mall, starting with the brand new parking system, upgraded tenant mix and refurbished common areas. Our first store has fulfilled all our expectations, which confirms that choosing Atrium Flora was the right decision for us.”

Interview with Oldrich Spurek

(Chief Executive Officer, Atrium Czech Republic)

“Atrium Flora is one of the most popular and fashionable shopping centres in Prague. Despite a number of new malls which have opened since Atrium Flora was completed, it still retains this leading position. We are proud to be able to say that Flora is still one of the most natural choices for new brands looking to break into the Prague market. The improvements we have made to the tenant mix demonstrate the centre’s potential and by reducing its operating costs, we have further demonstrated the value-add that Atrium’s retail expertise brings. The old Flora centre has now been reborn as “Atrium Flora” and has quickly become the jewel in the crown of Atrium’s portfolio in the Czech Republic.”

Interview with Viktor Šimečtek

(Real Estate Manager CZE, SVK of BAŤA)

“The BAŤA store at Atrium Flora is present from the opening day, 10 years ago. We decided to prolongue our lease agreement in Flora due to the potential that we believe it has. We see the positive changes in the tenant mix and also the refurbishment which was highly needed.”

Annual Financial Report 2012	23

Stock Exchange and Share Price Information

24

Stock Exchange and Share Price Information

Stock Exchange

and Share Price Information

Annual Financial Report 2012	25

Stock Exchange and Share Price Information

Stock Exchange and Share Price Information

Atrium has a dual listing on the Vienna Stock Exchange and NYSE Euronext Amsterdam (“Euronext”).

ISIN:	JE00B3DCF752

Bloomberg tickers

Vienna:	ATRS AV
Euronext:	ATRS NA

Reuters tickers

Vienna:	ATRS.VI
Euronext:	ATRS.AS

Total Return in 2012

Over 2012, Atrium’s shareholder return was as follows:

Vienna Stock Exchange

Closing price 2011	€3.48
Closing price 2012	€4.45
Movement in the share price	€0.97
Share return	€27.9%
Dividend for year 2012	€0.17
Dividend return	4.9%
Total return per share invested on 31 December 2011	€1.14
Total return in 2012	32.8%

Atrium share price

Atrium share price relative to EPRA indices

Outstanding shares as at 31 December 2012	373,388,756
Market capitalisation as at 31 December 2012*	€ 1,662 million
2012 lowest share price*	€ 3.37 quoted on 15 May 2012
2012 highest share price*	€ 4.57 quoted on 20 December 2012

*	Vienna Stock Exchange

Dividend

Atrium paid a € 0.0425 per share dividend as a capital repayment on 30 March 2012, 29 June 2012, 28 September 2012 and on 28 December 2012. Total dividend payments for 2012 amounted to € 63 million (2011: € 52 million).

In 12 November 2012, the Board approved an increase of Atrium’s annual dividend payment for 2013 from € 0.17 to at least € 0.20 per share per year, an increase of 17.6%. This will be paid in quarterly instalments and commence at the end of March 2013 (subject to any legal and regulatory requirements and restrictions of commercial viability). This is the third consecutive year that the dividend has been increased since first being introduced in 2009, reflecting the Board’s continued confidence in the Group’s future prospects.

Major shareholders

To the best of the management’s knowledge, during the year ended 31 December 2012, no single shareholder of Atrium held more than 5% of the company’s shares, except for Apollo Global Real Estate (“Apollo”) and Gazit-Globe Ltd (“Gazit-Globe”) which together held 53.9% (2011: 51.0%) of the shares, as at 31 December 2012, as notified by them.

During the year 2012, Gazit-Globe raised its stake in the Group to 34.5% (2011: 31.6%) of the shares.

26

EPRA Reporting

EPRA Reporting

EPRA Earnings

EPRA Earnings are calculated in line with the best practice recommendations of the European Public Real Estate Association (“EPRA”). EPRA’s objective is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. Unrealised changes in valuation, gains or losses on disposals of properties and certain other items do not necessarily provide an accurate picture of Atrium’s underlying operational performance.

	2012 €’000	2011 €’000
Earnings attribute to equity holders of the parent company	98,712	145,270
Revaluation of investment properties	4,961	(77,321)
Net result on acquisitions and disposals	(793)	(31,791)
Goodwill impairment and amortization of intangible assets	970	447
Deferred tax in respect of EPRA adjustments	11,476	13,923
Close-out costs of financial instruments	1,909	(923)
Non controlling interests in respect of the above adjustments	(2,264)	2,716
EPRA Earnings	114,971	52,321
Weighted average number of shares (in shares)	373,075,076	372,840,525
EPRA Earnings per share (in €)	0.31	0.14
Company adjustments:*
Legacy legal matters	3,255	12,550
Foreign exchange differences	(7,860)	22,290
Deferred tax not related to revaluations	5,500	9,393
Changes in the value of financial instruments	5,049	9,323
Non controlling interests in respect of company adjustments	(11)	(3,189)
Company adjusted EPRA earnings	120,904	102,688
Company adjusted EPRA earnings per share (in €)	0.32	0.28

*	The “Company adjustments” represent adjustments of other non-recurring items which could distort Atrium’s operating results. Such non-recuring items are disclosed separately from the operating performance in order to provide stakeholders with the most relevant information regarding the performance of the underlying property portfolio.

Annual Financial Report 2012	27

EPRA Reporting

EPRA Net asset value The concept of net asset value is used to describe the value of the assets of a group less the value of its liabilities.

	2012		2011
Net Asset Value (“NAV”)	€’000	in € per ordinary share	€’000	in € per ordinary share
Equity	2,281,372		2,264,543
Non controlling interest	3,061		15,283
IFRS NAV per the financial statements	2,284,433	6.12	2,279,826	6.11
Effect of exercise of options	15,280		16,065
Diluted NAV, after the exercise of options	2,299,713	6.08	2,295,891	6.07
Fair value of financial instruments	17,828		9,060
Goodwill as a result of deferred tax	(11,025)		(11,475)
Deferred tax in respect of investment properties	131,855		113,333
EPRA NAV	2,438,371	6.44	2,406,809	6.36

	2012		2011
EPRA Triple NAV (“NNNAV”)	€’000	in € per ordinary share	€’000	in € per ordinary share
EPRA NAV	2,438,371		2,406,809
Fair value of financial instruments	(17,828)		(9,060)
Impact of debt fair value	(10,821)		(5,764)
Deferred tax in respect of investment properties	(131,855)		(113,333)
EPRA NNNAV	2,277,867	6.02	2,278,652	6.02
Number of outstanding shares	373,388,756		372,892,253
Number of outstanding shares and options	378,519,715		378,264,424

The NAV as at 31 December 2012 and 31 December 2011 was based on the audited consolidated financial statements including the fair value of the Group’s standing investments and developments and land. The market value of the Group’s standing investments and most of the developments and land was based on the appraisals of Cushman & Wakefield and Jones Lang LaSalle.

28

Statement to § 82 of the Austrian Stock Exchange Act

Statement by the Board of Directors of Atrium European Real Estate Limited Pursuant to § 82 of the Austrian Stock Exchange Act

The members of the Board of Directors of Atrium European Real Estate Limited (“Atrium”; Atrium together with its subsidiaries the “Group”) pursuant to paragraph 82 of the Austrian Stock Exchange Act (§ 82 BoerseG) hereby confirm:

a)	that to the best of their knowledge the consolidated annual financial statements and Atrium’s standalone financial statements prepared in accordance with applicable accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and Atrium and
b)	that the Group management report and management report of Atrium present the development and performance of the business and the position of the Group and Atrium in such a manner so as to give a true and fair view of the assets, liabilities, financial position and profit or loss, together with a description of the major risks and uncertainties to which the Group and Atrium are exposed.

The Board of Directors

CHAIM KATZMAN

Chairman of the Board

DIPAK RASTOGI

Director

PETER LINNEMAN

Director

AHARON SOFFER

Director

ANDREW WIGNALL

Director

RACHEL LAVINE

Director and CEO

JOSEPH AZRACK

Director

THOMAS WERNINK

Director

NOAM BEN-OZER

Director

SIMON RADFORD

Director

Annual Financial Report 2012	29

Statement Regarding Forward Looking Information

Statement Regarding Forward Looking Information

This Annual Financial Report includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case their negative or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Financial Report and include statements regarding the intentions, beliefs or current expectations of Atrium. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance.

You should assume that the information appearing in this Annual Financial Report is up to date only as of the date of this Annual Financial Report. The business, financial condition, results of operations and prospects of Atrium or the Group may change. Except as required by law, Atrium and the Group do not undertake any obligation to update any forward looking statements, even though the situation of Atrium or the Group may change in the future.

All of the information presented in this Annual Financial Report, and particularly the forward looking statements, are qualified by these cautionary statements.

You should read this Annual Financial Report and the documents available for inspection completely and with the understanding that actual future results of Atrium or the Group may be materially different from what Atrium or the Group expects.

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Corporate Governance Report

Compliance with Corporate Governance Codes

Atrium European Real Estate Limited (“Atrium”) was established under the laws of Jersey, Channel Islands, in 1997. Atrium has been listed on the Vienna Stock Exchange (“ATRS”) since 2002 and on the NYSE Euronext Amsterdam Stock Exchange since August 2009.

The Austrian Code of Corporate Governance (“Austrian Code”) sets out rules and regulations for responsible management and guidance of companies listed in Austria. The Austrian Code primarily applies to Austrian stock market-listed companies that voluntarily undertake to adhere to its principles. Atrium has voluntarily submitted to the Austrian Code (as amended in July 2012). The Austrian Code is available on the website of the Austrian Working Group for Corporate Governance (www.corporate-governance.at) and obliges Atrium to either comply or explain any deviations from its applicable rules. Explanations for deviations are provided on page 37.

Jersey law does not contain a mandatory code of corporate governance but does impose general fiduciary duties and duties of care, diligence and skill on the Directors, who are also under a statutory obligation to act in good faith and in the best interest of Atrium. Save to the extent agreed with the Jersey Financial Services Commission (“JFSC”), Atrium must remain materially compliant with the UK Combined Code, the corporate governance code adopted by the UK Financial Services Authority.

Board and management structure

The management structure of Atrium is a one-tier Board of Directors. The Rules of the Austrian Code applying to the supervisory board will be applied to the Board of Directors, and the Rules therein applying to the management board will be applied to delegates of the Board of Directors.

Pursuant to the Atrium’s articles of association (“Articles”), at least half of the Directors are required to be independent in accordance with, and as defined in, the rules of the New York Stock Exchange. At present, six of the ten directors are independent in accordance with those rules, namely Mr. Ben-Ozer, Mr. Linneman, Mr. Radford, Mr. Rastogi (notwithstanding his nomination to the Board by CPI CEE Management LLC (“Apollo”) pursuant to the Articles), Mr. Wernink and Mr. Wignall.

The business of Atrium is managed by the Directors, who may exercise all powers of Atrium that are not required by applicable corporate law or the Articles to be exercised by Atrium in a general meeting of shareholders. The power and authority to represent Atrium in all transactions relating to real and personal property and all other legal or judicial transactions, acts and matters before all courts of law is vested in the Directors.

The Directors may delegate their powers to any officers or persons they deem fit, for example to the Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”), or to committees consisting of one or more Directors or to any other persons. Any such person or committee shall in the exercise of the delegated powers conform to any regulations or restrictions that may be imposed by the Directors from time to time. Currently, the only executive on the Board of Directors of Atrium is the CEO, Rachel Lavine.

In the year ended 31 December 2012, the Board of Directors and the Audit Committee each met on five occasions. The Compensation and Nominating Committee and Special Standing Committee met on four and three occasions repectively.

Currently, the Board consists of ten Directors:

		Compensation and	Special Standing
Name	Audit Committee	Nominating Committee	Committee	Date of birth	Mandate start
Chaim Katzman		✓	✓	04.11.1949	01.08.2008
Rachel Lavine			✓	09.12.1965	01.08.2008
Joseph Azrack		✓	✓	08.04.1947	15.08.2011
Noam Ben-Ozer	✓			22.06.1963	24.11.2009
Peter Linneman	✓	✓	✓	24.03.1951	01.08.2008
Simon Radford	✓			03.02.1957	06.03.2008
Dipak Rastogi		✓		14.10.1954	14.10.2008
Aharon Soffer	✓			03.03.1971	17.05.2011
Thomas Wernink		✓		10.12.1945	01.08.2008
Andrew Wignall	✓			11.05.1964	06.03.2008

The mandate of each Director ends at the shareholders’ annual general meeting (“AGM”) held following the date of appointment. Provision is made for each Director to retire at each AGM and for the shareholders (by ordinary resolution) to re-elect that retiring Director (if eligible for re-election). In the absence of such resolution, a retiring Director shall be deemed to have been re-elected, except where (a) a resolution to re-elect the Director has been put to the AGM but has not been passed, or it is expressly resolved not to fill the office being vacated, or (b) such Director is ineligible for re-election or has given notice in writing to Atrium that he or she is unwilling to be re-elected. The current mandate of each Director ends at the AGM to be held in 2013.

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Chaim Katzman

Non-executive director and Chairman

Member, Compensation and Nominating Committee and Special Standing Committee

Chaim Katzman became Chairman of the Board of Directors in August 2008 and has more than 30 years of experience in the real estate industry. Mr. Katzman is the founder, controlling shareholder and Chairman of Gazit-Globe, a leading international real estate company listed on the Tel Aviv Stock Exchange (TASE:GLOB) and the New York Stock Exchange
(NYSE: GZT). As Chairman of Gazit-Globe, Mr. Katzman directs global operations, manages affiliate and subsidiary activities and oversees more than $ 18 billion in assets in over 20 countries.

Mr. Katzman is also the founder, controlling shareholder and Chairman of Norstar Holdings (formerly Gazit Inc.), the parent company of Gazit-Globe; the founder and Chairman of Equity One (NYSE: EQY), a US real estate investment trust; the Chairman of First Capital Realty (TSX: FCR), a Canadian real estate company and Chairman of Citycon (OMX: CTY), an owner, developer and operator of shopping centres in Northern Europe and the market leader in the Finnish shopping centre sector.

Mr. Katzman is a member of the International Council of Shopping Centers (ICSC), the National Association of Real Estate Investment Trusts (NAREIT), the Urban Land Institute (ULI), and the Real Estate Roundtable and the Association of Foreign Investors in Real Estate (AFIRE). He received a LL.B. from Tel Aviv University Law School. Mr. Katzman is a well-known civic leader, philanthropist and supporter of numerous organizations. In 2011, he founded the Gazit-Globe Real Estate Institute at Israel’s Interdisciplinary Center (IDC) Herzlya, a novel academic and research program focused on innovation and entrepreneurship in the real estate sector that will eventually offer a master’s degree in real estate with concentrations in housing, land use and real estate financing.

Rachel Lavine

Chief Executive Officer and director

Non-voting Member, Special Standing Committee

Rachel Lavine has been Chief Executive Officer and a member of the Board of Directors since August 2008. Mrs. Lavine was formerly president and CEO of Plaza Centres (Europe) BV, a major developer and operator of shopping and entertainment centres in Central and Eastern Europe (2005-2006) and a former president and CEO of Elscint Ltd., a hotel operator and developer with assets in developed and emerging markets (1999-2006). She has also served as an external director of Dor Chemicals Ltd. and other public companies (2007-2008). Mrs. Lavine graduated from Tel Aviv University, College of Management with BA (Bachelor of Business) in accounting, has been a CPA (Certified Public Accountant) since 1995 and completed an Executive MBA at the Kellogg School of Management in 2008.

Joseph Azrack

Non-executive director

Member, Compensation and Nominating Committee and Special Standing Committee

Joseph Azrack is a non-executive director and was re-appointed to the Board of Directors in August 2011, having served an initial term on the Board from 1 August 2008 until 14 October 2008. He is Chairman of Real Estate for Apollo Global Management. Prior to joining Apollo, Mr. Azrack was President and CEO of Citi Property Investors where he chaired the firm’s

Management Committee and Investment Committee and guided investment policy and strategy. Mr. Azrack was also a member of the Citigroup Alternative Investments Management Committee and Investment Committee, and a member of Citi Infrastructure Investment Committee. Prior to joining Citi Property Investors, he was Chief Executive and Chairman of AEW Capital Management, L.P., Founder and President of the AEW Partners Funds, a Director of Curzon Global Partners and Founder and Chairman of IXIS AEW Europe.

Mr. Azrack holds a MBA from Columbia University and a B.S. from Villanova University. He is a past adjunct professor at Columbia University’s Graduate School of Business where he is a member of and for many years chaired the Real Estate Program Advisory Board. Mr. Azrack is a member and past Chairman of the Pension Real Estate Association (PREA). He is also a Trustee and Director of the Urban Land Institute.

Noam Ben-Ozer

Non-executive director

Member, Audit Committee

Noam Ben-Ozer is an independent non-executive director appointed to the Board of Directors in November 2009. He is a founder and managing director of Focal Energy, a company which develops and invests in renewable energy projects. He is also the founder and proprietor of Focal Advisory, a strategic and finance-related advisory firm in Boston. Noam Ben-Ozer has extensive experience in financial and business planning, fund raising, deal structuring and project financing. He is a director and member of the Nominating and Audit Committees of Equity One Inc., a leading US real estate investment trust. Mr. Ben-Ozer holds a MBA from the Harvard Business School.

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Peter Linneman

Non-executive director

Chairman, Audit Committee

Member, Compensation and Nominating Committee and Special Standing Committee

Peter Linneman is an independent non-executive director appointed to the Board of Directors in August 2008. He is a financial expert in real estate and corporate finance. Mr. Linneman is a principal of Linneman Associates and the Albert Sussman Emeritus Professor of Real Estate, Finance and Public Policy at the Wharton School of Business, University of Pennsylvania. He has served as a director of eight New York Stock Exchange listed companies. Mr. Linneman has a PhD in Economics. He is also a director and member of the executive committee of Equity One Inc. a US real estate investment trust.

Simon Radford

Non-executive director

Member, Audit Committee

Simon Radford is an independent non-executive director appointed to the Board of Directors in March 2008. He is also the Chief Financial Officer of an alternative investment fund administration business, based in Jersey. Mr. Radford has more than 20 years experience of audit, corporate finance and corporate investigation and has worked with a wide variety of boards of directors and audit committees.
He also serves as a non-executive director on a number of alternative investment strategy funds. Mr. Radford is the former senior partner of Deloitte & Touche in Jersey where he was in charge of the assurance and advisory business. He spent 17 years as a partner with the firm working in both the UK and Jersey. Mr. Radford is a Fellow of the Institute of Chartered Accountants in England and Wales. In the years 2006 to 2008 he served as Chairman of the Institute of Directors in Jersey.

Dipak Rastogi

Non-executive director

Chairman, Compensation and Nominating Committee

Dipak Rastogi is an independent non-executive director appointed to the Board of Directors in October 2008. He serves as CEO of Citi Venture Capital International (“CVCI”), a global private equity investment business with over USD 7.0 billion under management focusing on emerging markets and is the Chairman of CVCI’s Growth Fund I and Growth Fund II Investment Committees. Mr. Rastogi
joined Citigroup in 1982. Prior to heading CVCI, Mr. Rastogi held various senior management positions at Citigroup, including Group Executive Head of 38 countries in Central and Eastern Europe, Middle East, India and Africa, Executive Vice President and Co-Head of Citigroup’s Global Markets business, Head of Citigroup’s Global Derivatives business and Co-Head of Global

Corporate Finance. He has a MBA from the Richard Ivey School of Business, University of Western Ontario and was the Gold Medal Award winner of his graduating class.

Aharon Soffer

Non-executive director

Member, Audit Committee

Aharon Soffer is a non-executive director appointed to the Board of Directors in May 2011. He serves as President of Gazit-Globe. Since joining Gazit Globe in 1997, Mr. Soffer has held several senior executive roles and leadership positions. During his tenure at Gazit-Globe, Mr. Soffer has attained extensive expertise in both the retail and healthcare real estate sectors in public and private markets and has been involved in the Gazit-Globe group’s worldwide M&A activity to a total value of more than $ 18 billion across 20 countries. From 2001 to 2009, Mr. Soffer was located at Gazit-Globe’s offices in the United States. More recently, Mr. Soffer led Gazit-Globe’s IPO in the United States and the listing of its shares on the New York Stock Exchange. Mr. Soffer also serves as CEO of Gazit Group USA and Executive Chairman of ProMed Properties, Gazit-Globe’s private subsidiaries. Mr. Soffer holds a B.A. in Economics and a LL.B from the College of Management, Academic Studies, in Israel.

Thomas Wernink

Non-executive director

Member, Compensation and Nominating Committee

Thomas Wernink is an independent non-executive director appointed to the Board of Directors in August 2008. He serves as a non-executive director of a number of European based property and investment companies, including stock exchange listed companies Segro plc and European Direct Real Estate Fund (SICAF). He is also a former Chief Executive of
Corio and Chairman of the European Public Real Estate Association.

Andrew Wignall

Non-executive director

Member, Audit Committee

Andrew Wignall is an independent non-executive director appointed to the Board of Directors in March 2008. Mr. Wignall is a Fellow of the Institute of Chartered Accountants in England and Wales, having qualified with Ernst & Young in 1988, where he worked as an auditor, primarily with financial services clients. In 1996 he was a founding director of Moore Management Limited (“Moore”), specialising in the management and administration of alternative investment funds, securitisation vehicles and special purpose companies. Since leaving Moore in 2007, Mr. Wignall has acted as an independent non-executive director of a number of private equity, real estate and other alternative fund

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structures. Mr Wignall is authorised by the Jersey Financial Services Commission to act as a director of such structures and from 2004 to 2011 was a committee member of the Jersey Funds Association.

Committees of the Board of Directors

As outlined above, the Directors may delegate any of their powers to committees consisting of a Director or Directors or such other persons as they think fit. Currently, three permanent committees have been established: (i) the Audit Committee, (ii) the Compensation and Nominating Committee and (iii) the Special Standing Committee. During 2012 further temporary committees addressed specific strategy, risk and legal related matters. The Board of Directors and committees hold meetings and can also pass written resolutions.

Audit Committee

The Audit Committee is composed of a majority of independent Directors. In 2012, the members of the Audit Committee were Peter Linneman, Noam Ben-Ozer, Simon Radford, Aharon Soffer and Andrew Wignall. The Chairman of the Audit Committee is Peter Linneman.

The Audit Committee undertakes customary functions, predominantly concerned with preparations for the audit of the annual financial statements and compliance therewith, the auditors’ activities, an audit of the internal control and risk management, and the presentation of the annual financial statements.

The Audit Committee is required to meet at least four times annually before publication of Atrium’s annual financial statements and the interim reports. In the year ended 31 December 2012, the Audit Committee held five meetings.

Compensation and Nominating Committee

In 2012, the members of the Compensation and Nominating Committee were Joseph Azrack, Chaim Katzman, Peter Linneman, Dipak Rastogi, Thomas Wernink and Neil Hasson (as a co-opted member). The Chairman of the Compensation and Nominating Committee is Dipak Rastogi.

The Compensation and Nominating Committee deals with all material aspects of the remuneration of senior executives. The committee is empowered to conclude, amend and terminate employment or engagement contracts with Board members, and to take decisions on the award of bonuses (variable compensation components and other such benefits, payable to senior executives).

All members of the Board of Directors and all persons in management positions have been appointed on the basis of their professional and personal qualifications. Atrium maintains an equal opportunities policy for the purposes of recruitment at all levels. The ages of the members of the Board of Directors range from 47 to 67 and the members represent five different national backgrounds. Atrium does not, however, currently take any specific measures to promote women to the Board of Directors and to top management positions.

In the year ended 31 December 2012, the Compensation and Nominating Committee held four meetings.

Special Standing Committee

In 2012, the members of the Special Standing Committee were Joseph Azrack, Chaim Katzman, Rachel Lavine (non-voting member) and Peter Linneman. A chairman was elected at each of the Committee’s meetings.

The principal activity of the Special Standing Committee is to consider and make decisions on behalf of the Board (within the ambit of the Committee’s € 50 million authority as delegated to it by the Board) on certain business proposals for the Group.

In the year ended 31 December 2012, the Special Standing Committee held three meetings and passed two written resolutions.

Group Executive Management

In 2012, the management team of the Group consisted of Rachel Lavine, Chief Executive Officer (“CEO”), David Doyle, Chief Finance Officer (“CFO”), Nils-Christian Hakert, Chief Operating Officer (“COO”), Thomas Schoutens, Chief Development Officer (“CDO”), and Ewoud van Gellicum, General Counsel, who left the Group on 1 February 2013.

Rachel Lavine

Chief Executive Officer

Rachel’s biographical details are provided on page 32.

David Doyle

Chief Financial Officer

David joined Atrium in January 2012 as Chief Financial Officer, with responsibility for all financial matters, including leading equity and debt capital markets activities of the Group. He is also Deputy Compliance Officer and a member of the EPRA Reporting and Accounting Committee.

Prior to joining Atrium, David was Chief Financial Officer—Europe and a member of the European Executive Committee at Prologis, Inc., with responsibility for three separate ownership structures and balance sheets with total assets under management of over € 7 billion.

David was previously Chief Financial Officer and an executive board director at real estate advisory firm, Colliers CRE plc and at internet bank Egg plc. He also held various senior finance roles at Prudential plc, most latterly head of corporate finance, with responsibility for all group level mergers, acquisitions, dispositions and associated strategic activities.

David is a Fellow of the Institute of Chartered Accountants in Australia and he holds a Bachelor of Business degree from the Royal Melbourne Institute of Technology.

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Dr. Nils-Christian Hakert

Chief Operating Officer

Nils joined Atrium in October 2008 as Chief Operating Officer, with responsibility for all operations activities and the generation of net rental income across the Group. Nils has over 20 years’ experience in retail property management in Europe. In 2011, he was selected to chair the ICSC conference in Paris.

Nils was previously Retail Director of Central Europe at Unibail-Rodamco. Prior to this, he held a number of management and management board positions at Brune Consulting G.m.b.H, and had responsibility for national and international centre management and acquisitions, as well as direct control for 12 shopping centres valued at approximately € 400 million.

Nils holds a degree in shopping centre management from the European Business School, a degree in Retail and Foreign Trade from the University of Duisburg and a Doctorate in Economies and Management from Comenius University, Bratislava.

Thomas Schoutens

Chief Development Officer

Thomas joined Atrium in February 2010 as Chief Development Officer, with responsibility for overseeing all of the Group’s development activity.

With over 18 years of experience in the real estate and construction industry in Central & Eastern Europe, Thomas previously held the role of Director at Carrefour, overseeing expansion and assets in Poland and Russia and was responsible for driving the development of Carrefour and its real estate portfolio in the region.

Thomas previously spent 11 years at general contractors Besix and CFE (Vinci) with long term assignments in Prague, Budapest, Warsaw, Moscow and St. Petersburg.

Thomas holds a degree in Business Administration and Engineering from ICHEC Business School, Brussels.

Compensation report

The compensation payable as ordinary remuneration to the Directors consists of a fixed cash component or, at the election of eligible Directors, the right to receive ordinary shares in the Company in lieu of their ordinary cash remuneration. The Board of Directors has discretion to set annual Director’s ordinary remuneration, in their capacity as Directors, up to a specified aggregate limit of € 2 million per annum. If the Board wishes to increase this limit it would require prior shareholder approval by ordinary resolution. The remuneration payable to Directors accrues from day to day.

The non-executive directors are each entitled to receive remuneration of € 50,000 per annum and a meeting attendance fee of € 1,000 per meeting. However, with the exception of Mr. Katzman, the Chairman of the Board, each of the non-executive directors nominated by Gazit Midas Limited (“Gazit”) and Apollo are entitled to receive a remuneration of € 25,000 per annum and a meeting attendance fee of € 1,000 per meeting.

The Board of Directors may award special pay to any Director who holds any executive post, acts as Chairman or deputy Chairman, serves on any committee of the Directors or performs any other services which the Directors consider to extend beyond the ordinary duties of a Director. Special pay can take the form of fees, commission or other benefits or can be paid in some other way decided by the Board of Directors. Such special pay may either be in addition to or instead of other fees, expenses or other benefits that the Director is entitled to receive. In 2012, the Board established temporary committees to address specific strategy, risk and legal related matters and subsequently awarded special pay of € 20,000 to both Simon Radford and Andrew Wignall, € 45,000 to Thomas Wernink, € 70,000 to Noam Ben-Ozer and € 50,000 to each of Joseph Azrack and Peter Linneman. No special pay was awarded in 2011.

As at end of the financial year ended 31 December 2012 the Chairman of the Board was not entitled to directors’ compensation. The other Directors (in their capacity as Directors) were entitled to an aggregate compensation of € 652,000 (2011: € 388,000).

Atrium has entered into a consultancy agreement with Mr. Katzman, under which he agrees to provide certain consultancy services, including (inter alia) advice and review on proposed acquisitions, advice on capital markets strategy, advice on the level and content of development activities of the Group and strategic advice on the future direction of the Group. The consultancy agreement had an initial term of one year commencing on 1 August 2008 and continues on a rolling basis, with further extensions of one year unless terminated by either party. The amount of the monthly fee is required to be reviewed annually by the Board of Directors to determine the fee for the following 12 months (commencing on 1 August in each such year). In 2012, the Board determined that the monthly fee under the consultancy agreement shall continue to be € 45,833 in respect of the period from 1 August 2012 and that Mr. Katzman receive a grant of 127,119 share options with cliff vesting after three years and with an exercise price of € 3.63 (being the average share price over the 30 trading days prior to option grant).

In February 2012, Atrium entered into an amended and restated consultancy agreement with Neil Hasson, then a co-opted member of the Compensation and Nominating Committee, under which Mr. Hasson agreed to provide advisory services in connection with certain commercial activities in Russia and legacy litigation matters. Under the consultancy agreement, Mr. Hasson was paid a monthly fee of € 15,000. Time spent by Mr. Hasson in his capacity as a co-opted member of the Nominating and Compensation Committee, as an invited observer to meetings of the Board or as an alternate Director for any of the other Directors did not count towards the time Mr. Hasson spent under the consultancy agreement. The amended and restated consultancy agreement expired on 31 December 2012.

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Overview of compensation of the Directors in 2012

Name	Directors fee €’000	Special pay €’000	Consultancy fee €’000	CEO compensation €’000	2012 total €’000	2011 total €’000
Chaim Katzman[1]	—	—	550	—	550	521
Rachel Lavine[2]	—	—	—	1,122	1,122	1,135
Joseph Azrack 3, [4]	31	50	—	—	81	12
Noam Ben-Ozer	60	70	—	—	130	59
Peter Linneman	64	50	—	—	114	53
Simon Radford [5]	60	20	—	—	80	61
Dipak Rastogi [3]	28	—	—	—	28	30
Aharon Soffer [1]	33	—	—	—	33	21
Thomas Wernink	61	45	—	—	106	57
Andrew Wignall	60	20	—	—	80	60
Neil Hasson [6]	—	—	—	—	—	347
Michael Bar-Haim [7]	—	—	—	—	—	12
TOTAL	397	255	550	1,122	2,324	2,368

1	Gazit nominated board member
2	Base salary, guaranteed bonus, allowances and benefits
3	Apollo nominated board member
4	Mr. Azrack elected to receive 6,915 shares in lieu of € 25,000 of his director’s fee.
5	Mr. Radford elected to receive 11,065 shares in lieu of € 40,000 of his director’s fee.
6	Resigned from the Board of Directors on 15 August 2011.
7	Resigned from the Board of Directors on 17 May 2011.

Group executive management compensation

Under the general compensation policy of Atrium, senior management executives are entitled to a base salary; a performance based annual cash bonus and participation in Atrium’s Employee Share Option Plan (“ESOP”).

The ESOP provides for the grant of options to employees and Directors of Atrium and its subsidiaries. The Directors may amend the ESOP as they consider appropriate but shall not make any amendment that would materially prejudice the interests of existing option holders, except with the consent in writing of 75% of all such option holders.

The aggregate remuneration paid or payable to each member of the Group Executive Management team, including base salary, annual guaranteed bonus, allowances and benefits was: Rachel Lavine € 1,122,221; David Doyle € 597,288; Nils-Christian Hakert € 442,710; Thomas Schoutens € 358,696 and Ewoud van Gellicum € 276,800. The discretionary aspect of annual bonus awards will be determined by the Board in due course. In addition, David Doyle received a sign on bonus of € 245,000 and Nils-Christian Hakert received a three year retention bonus of € 250,000 in the reporting period.

Options have been granted to members of the Group’s executive management as follows:

Name	Grant date	Number of options granted	First vesting date (1/3)	Second vesting date (1/3)	Third vesting date (1/3)
Rachel Lavine (first grant)	09.03.2009	1,500,000	01.08.2009	01.08.2010	01.08.2011
Rachel Lavine (second grant)[1]	16.03.2010	1,000,000	01.07.2012	01.07.2013	—
Nils Hakert (first grant)	09.03.2009	250,000	09.03.2010	09.03.2011	09.03.2012
Nils Hakert (second grant)[2]	20.08.2010	83,334	09.03.2013	—	—
Nils Hakert (third grant)[3]	03.10.2011	166,668	09.03.2014	09.03.2015	—
Thomas Schoutens	16.03.2010	300,000	01.02.2011	01.02.2012	01.02.2013
David Doyle	03.10.2011	500,000	01.01.2013	01.01.2014	01.01.2015

1	Options to vest in portions of € 500,000 each on First and Second vesting date.
2	Options to vest in one single portion on First vesting date.
3	Options to vest in portions of € 83,334 each on First and Second vesting date.

Options granted to members of the Group’s executive management have been exercised as follows:

Name	Total granted	Unvested at 31.12.2012	Total vested	Exercised in prior years	Exercised in 2012	Option price at 31.12.2012	Vested but unexercised
Rachel Lavine (first grant)	1,500,000	—	1,500,000	500,000	—	0.82	1,000,000
Rachel Lavine (second grant)	1,000,000	500,000	500,000	—	—	4.10	500,000
Nils Hakert (first grant)	250,000	—	250,000	—	75,000	0.82	175,000
Nils Hakert (second grant)	83,334	83,334	—	—	—	3.46	—
Nils Hakert (third grant)	166,668	166,668	—	—	—	3.28	—
Thomas Schoutens	300,000	100,000	200,000	—	—	4.10	200,000
David Doyle	500,000	500,000	—	—	—	3.28	—

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Corporate Governance Report

Atrium does not operate a pension scheme. Unless provided otherwise, base salaries include compensation for the waiver of participation in a pension scheme.

Mrs. Lavine’s compensation as CEO consists of a fixed and variable component. For 2012, the fixed compensation of Mrs. Lavine was € 625,000. The discretionary aspect of Mrs. Lavine’s bonus will be determined by the Board in due course. However, the CEO is entitled to an annual minimum guaranteed bonus of € 375,000. The minimum guaranteed bonus is included in, and is not payable in addition to, any annual bonus and is payable irrespective of the amount of the annual profits or revenues reflected in the annual financial statements of Atrium in any calendar year. The bonus of the CEO for the financial year ended 31 December 2011 was € 729,167 which was settled partially by the guaranteed payment of € 375,000 in cash and partially via the issuance of 63,274 shares at € 3.63 per share, net of tax. The new shares were issued on 5 April 2012 and are subject to a lock-up period through to 31 July 2013. Mrs. Lavine’s employment agreement is indefinite subject to termination by the parties.

Atrium has in place Directors’ and Officers’ Insurance in respect of the members of the Board of Directors, the costs of which are borne by Atrium.

Deviations from the Austrian corporate governance code

Where a company is subject to the company law of a country that is not a member of the EU or EEA and is listed on the Vienna Stock Exchange, as is the case with Atrium (a Jersey registered company with its shares listed on the Vienna Stock Exchange), the Austrian Code provides that the L-rules of the Austrian Code are interpreted as C-rules (“Comply or Explain” Rules). The following explanations are given in respect of deviations from L- and C-rules.

L-rule 1:	Atrium is party to a relationship agreement which grants certain rights (including rights to appoint Directors) to its substantial shareholders, Gazit and Apollo. For a description of these special rights please refer to part III of the shareholder circular of 17 September 2009 published on Atrium’s website www.aere.com.

Apollo and Gazit are granted certain rights under the Articles. These rights are set out in Articles 24, 25 and 29 of the Articles, which are published on Atrium’s website www.aere.com.

L-rule 3:	Pursuant to an official statement of the Austrian Takeover Commission of 31 March 2009, the Austrian Takeover Act is not applicable to Atrium as of the date of the official statement. Accordingly, and in particular, the pricing rules regarding a mandatory offer as set forth under section 26 of the Austrian Takeover Act do not apply to Atrium.

There are no mandatory takeover offer provisions under Jersey or Dutch law applicable to Atrium.

Finally, pursuant to the Articles, a mandatory cash offer is required to be made to all Atrium shareholders if any person other than Apollo and Gazit (or any person with whom either of those parties act in concert) acquires 30% or more of the voting rights or, if already holding between 30% and 50% of the voting rights, acquires additional voting rights. Any such offer must be conditional only upon the offeror having received such acceptances as will give him 50% of the voting rights. The offer must be in cash (or accompanied by a cash alternative) at not less than the highest price paid by the offeror during the offer period and within 12 months prior to its commencement.

See Article 42 of the Articles, which are published on Atrium’s website www.aere.com.

L-rule 4:	The Articles provide for a notice period of at least 14 clear days regarding all general meetings, as permitted by Jersey law.

L-rule 8:	Atrium is required to comply with Jersey law. Under Jersey law there is no limit on the number of shares that can be repurchased so long as at least one share remains in issue. Shareholders’ approval is required by way of special resolution (66% majority of those voting) to sanction such repurchases. Where shares are purchased off market, they must be purchased pursuant to a contract approved in advance by an ordinary resolution of shareholders (in relation to which the holders of the shares to be purchased do not have the right to vote those shares). Where shares are bought on market, authority can be granted by the shareholders to Atrium to permit it to purchase shares for a period of 18 months from the giving of the authority.

C-rule 12:	In 2012, the materials and documents required for Board of Directors meetings were in all circumstances distributed at least 4 days before the respective meetings.

C-rule 27:	We refer to the explanation given in respect of C-rule 30 below. The arrangement with the CEO does not contain a provision whereby Atrium can reclaim bonuses paid, nor does it contain a maximum limit (either as an amount or as a percentage of the fixed remuneration component).

C-rule 27a:	In the case of termination by Atrium (other than for cause), the CEO is entitled to receive and benefit from the salary, bonuses and vesting of options from the effective date of termination of her employment until the expiry of her employment agreement. This applies irrespective of whether there are two or more years until the expiry of the relevant employment agreement. Note that CEO’s current employment agreement is indefinite.

Annual Financial Report 2012	37

Corporate Governance Report

C-rule 28:	In 2009, Atrium established the ESOP, under which the Board of Directors can grant share options to key employees and directors. The ESOP was approved by the shareholders at an extraordinary general meeting held on 6 April 2009. Options under the ESOP are granted unconditionally; no performance criteria apply at grant or at exercise. Generally, one-third of the options granted vest after one year following the grant date, another one-third vest after two years following the grant date and the final one-third vest after three years following the grant date. Subject to the terms of the ESOP, option holders are entitled to exercise their options upon vesting. Details of share option awards to executive management are provided on page 36. Whilst there is no specific predetermined level set as to the appropriate volume of shares each Group executive management member should hold as a personal investment, the Board of Directors considers that the Group executive managements’ share options do provide adequate equity incentivisation and alignment of interest with other shareholders. The Directors may amend the ESOP as they consider appropriate, provided that they shall not make any amendment that would materially prejudice the interests of existing option holders, other than with the consent in writing of a majority of 75% of all such option holders.

C-rule 30:	The Board of Directors has determined, for the purposes of approving the remuneration of the CEO, that individual and selective performance criteria were inappropriate to measuring her performance in the year under review. The Board of Directors considers that the overall CEO’s performance and achievements in the context of the challenges faced in carrying out her role justify payment of the bonus component of the CEO’s compensation package.

C-rule 39:	As set out in the Articles, Atrium has adopted the test of independence set out in the rules of the New York Stock Exchange for the purposes of assessing the independence of its Directors. In accordance with those rules and irrespective of his nomination by Apollo, the Board of Directors has determined that Dipak Rastogi is an independent director. Accordingly, a majority of the members of the Compensation and Nominating Committee are independent, as defined in the rules of the New York Stock Exchange. Those individuals appointed to the Compensation and Nominating Committee are those Directors who are regarded by the Board of Directors as best equipped (including as a consequence of prior experience and/or expertise) to contribute to the deliberations of the Compensation and Nominating Committee and, accordingly, Atrium believes that the current composition of the Compensation and Nominating Committee is in the best interests of Atrium.
C-rule 43:	In 2012, the Chairman of the Compensation and Nominating Committee was not the same person as the Chairman of the Board of Directors.

L-rule 52:	Rachel Lavine has been Chief Executive Officer and a member of the Board of Directors since August 2008. Additionally, a number of women hold senior management positions in the Group. Atrium does not, however, currently take any specific measures to promote women to the Board of Directors and to top management positions.

C-rule 53:	In accordance with the Articles and as stated in the prospectus for the listing of Atrium’s shares on the Official Market of the Vienna Stock Exchange and on Euronext Amsterdam dated 10 August 2009, at least half of the Directors are independent in accordance with, and as defined in, the rules of the New York Stock Exchange.

L-rule 56:	Atrium applies this rule to its independent Directors only. Atrium believes that non-independent Directors should be allowed to assume more than eight mandates because they may be required by their employers or principals to serve on multiple boards.

C-rule 58:	Atrium has not appointed a vice-Chairman, as it is not required to do so pursuant to Jersey law.

38

Corporate Governance Report

The Board of Directors

CHAIM KATZMAN

Chairman of the Board

DIPAK RASTOGI

Director

PETER LINNEMAN

Director

AHARON SOFFER

Director

ANDREW WIGNALL

Director

RACHEL LAVINE

Director and CEO

JOSEPH AZRACK

Director

THOMAS WERNINK

Director

NOAM BEN-OZER

Director

SIMON RADFORD

Director

Annual Financial Report 2012	39

Annual Financial Statements

40

Annual Financial Statements

Annual Financial Statements

Annual Financial Report 2012	41

Annual Financial Statements

2. Annual Financial Statements

Directors’ Report

The Directors submit their report and the audited consolidated financial statements of Atrium European Real Estate Limited (“Atrium”) and its subsidiaries (together with Atrium, the “Group”) for the year ended 31 December 2012.

Incorporation

Atrium was incorporated in Jersey, Channel Islands, on 8 December 1997.

Principal activities

The principal activity of the Group is the ownership, management and development of commercial real estate in the retail sector. The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

Results

The results for the year are shown in the consolidated income statement on page 44.

Dividend

For the year ended 31 December 2012, the directors had approved a dividend policy of € 0.17 per ordinary share amounting to a total of € 63.4 million, declared and paid quarterly (2011: € 52.2 million).

In November 2012, the Board approved an increase in the dividend policy from € 0.17 to at least € 0.20 per ordinary share per annum (subject to any legal regulatory requirements and restrictions of commercial viability), to be declared and paid quarterly.

Directors

Atrium’s directors who served during the year under review and as of the date of approving these financial statements are listed on page 31 in the Corporate Governance Report.

Company secretary

Aztec Financial Services (Jersey) Limited is the Secretary and Administrator of Atrium. Atrium has not concluded any agreements with Aztec Financial Services (Jersey) Limited except for the agreements in connection with the above mentioned services, use of their address for the registered office of Atrium and agreements with Simon Radford, director of both Aztec Financial Services (Jersey) Limited and of Atrium. Aztec Financial Services (Jersey) Limited held one share of Atrium as at 31 December 2012, see note 2.16 of the financial statements.

Directors’ responsibilities

The Directors are responsible for preparing the financial statements in accordance with applicable law and International Financial Reporting Standards. The Directors have decided to use International Financial Reporting Standards as endorsed by the EU. Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of Atrium and of the profit or loss of Atrium for that year. During the preparation of these financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on a going concern basis unless it is inappropriate to presume that Atrium will continue as a going concern.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of Atrium and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets of Atrium and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

12 March 2013

42

Annual Financial Statements

Consolidated Statement of Financial Position at 31 December 2012

		2012		2011
	Note	€ ’000	€ ’000	€ ’000	€ ’000
Assets
Non-current assets
Standing investments	2.4	2,185,336		2,077,246
Developments and land	2.5	538,395		587,351
Property, plant and equipment	2.6	3,111		2,196
			2,726,842		2,666,793
Intangible assets and goodwill	2.7	16,483		14,811
Equity-accounted investees	2.8	1,455		—
Deferred tax assets	2.9	8,742		2,330
Long term loans	2.10	36,592		41,240
Other assets	2.11	27,003		40,201
			90,275		98,582
Current assets
Inventory	2.5	2,214		—
Receivables from tenants	2.12	18,037		14,267
Prepayments	2.13	12,504		14,777
Other receivables	2.14	8,599		8,693
Income tax receivable		2,168		2,564
Short term loans	2.10	59		101
Cash and cash equivalents	2.15	207,843		234,924
			251,424		275,326
Total assets			3,068,541		3,040,701
Equity and liabilities
Equity
Stated capital	2.16	2,836,658		2,899,118
Other reserves	2.17	(9,562)		(3,768)
Retained earnings		(457,158)		(531,131)
Currency translation		(85,505)		(84,393)
Non-controlling interest		(3,061)		(15,283)
			2,281,372		2,264,543
Non-current liabilities
Long term borrowings	2.18	462,075		542,662
Derivatives	2.19	17,828		9,060
Provisions		1,000		589
Deferred tax liabilities	2.20	98,775		76,758
Long term liabilities from finance leases	2.21	47,320		44,483
Other long term liabilities	2.22	19,730		17,457
			646,728		691,009
Current liabilities
Trade and other payables	2.23	37,989		36,338
Payables related to acquisitions		389		485
Accrued expenditure	2.24	26,131		22,959
Short term borrowings	2.18	74,986		25,330
Income tax payable		946		37
			140,441		85,149
Total equity and liabilities			3,068,541		3,040,701

The financial statements were approved and authorised for issue by the Board of Directors on 12 March 2013 and were duly signed on the Board’s behalf by Rachel Lavine, Chief Executive Officer and Chaim Katzman, Chairman.

Annual Financial Report 2012	43

Annual Financial Statements

Consolidated Income Statement for the year ended 31 December 2012

		2012		2011
	Note	€ ’000	€ ’000	€ ’000	€ ’000
Gross rental income	2.25	193,475		172,173
Service charge income	2.26	73,762		68,431
Net property expenses	2.27	(85,958)		(85,734)
Net rental income			181,279		154,870
Net result on acquisitions and disposals	2.28	793		31,791
Costs connected with developments		(6,161)		(4,660)
Revaluation of investment properties	2.4, 2.5	(4,961)		77,321
Other depreciation, amortisation and impairments	2.29	(1,835)		(1,392)
Administrative expenses	2.30	(29,125)		(37,770)
Net operating profit			139,990		220,160
Interest income	2.31	3,883		6,120
Interest expense	2.31	(23,103)		(23,242)
Other financial income/(expenses)	2.32	(4,697)		(33,341)
Profit before taxation			116,073		169,697
Taxation charge for the year	2.33	(19,898)		(26,451)
Profit after taxation for the year			96,175		143,246
Attributable to:
Owners of the parent		98,712		145,270
Non-controlling interest		(2,537)		(2,024)
			96,175		143,246
Basic and diluted earnings per share in €, attributable to shareholders	2.34		0.26		0.39

Consolidated Statement of Comprehensive Income for the year ended 31 December 2012

	2012		2011
	€ ’000	€ ’000	€ ’000	€ ’000
Profit for the year	96,175		143,246
Items that may be reclassified subsequently to income statement:
Exchange differences arising on translation of foreign operations (net of deferred tax)	(1,108)		7,663
Movements in hedging reserves (net of deferred tax)	(7,102)		(7,339)
Total comprehensive income for the year		87,965		143,570
Attributable to:
Owners of the parent	90,498		146,175
Non-controlling interest	(2,533)	87,965	(2,605)	143,570

44

Annual Financial Statements

Consolidated Cash Flow Statement for the year ended 31 December 2012

		2012	2011
	Note	€ ’000	€ ’000
Cash flows from operating activities
Profit before taxation		116,073	169,697
Adjustments for:
Other depreciation, amortisation and impairments		1,835	1,392
Revaluation of investment properties		4,961	(77,321)
Foreign exchange loss/(gain)		(7,860)	22,290
Change in provisions and share based payments		1,718	1,763
(Profit)/loss on disposal of investment properties and financial assets		(793)	(31,791)
Impairment loss on financial assets and other financial expenses		16,013	11,451
(Profit) /loss on purchase of financial liabilities		(4,477)	(923)
Interest expense		23,103	23,242
Interest income		(3,883)	(6,120)
Operating cash flows before working capital changes		146,690	113,680
Decrease in trade and other receivables		1,290	11,466
(Increase)/decrease in prepayments		2,273	(1,301)
Decrease in trade and other payables		(4,215)	(2,984)
Increase/(decrease) in accrued expenditure		5,318	(368)
Cash generated from operating activities		151,356	120,493
Interest paid		(23,876)	(20,926)
Interest received		547	3,192
Corporation taxes paid		(1,534)	(1,358)
Net cash generated from operating activities		126,493	101,401
Cash flows from investing activities
Payments related to investment properties and other assets		(47,872)	(478,421)
Proceeds from the disposal of investment properties		1,006	170,555
Deconsolidating of subsidiary	2.15	(417)	—
Payment related to other financial assets		(273)	—
Sale of subsidiaries net of cash acquired		—	(6,511)
Acquisition of subsidiaries net of cash acquired		—	(3,799)
Net cash used in investing activities		(47,556)	(318,176)
Net cash flow before financing activities		78,937	(216,775)
Cash flows from financing activities
Proceeds from issuance of share capital		814	310
Repayment of long term loans		(74,304)	(105,154)
Receipt of long term loans		48,784	248,065
Payments for land leases		(8,103)	(6,130)
Purchase of non-controlling interest		(9,409)	—
Dividends paid		(63,431)	(52,198)
Net cash generated/(used) in financing activities		(105,649)	84,893
Net decrease in cash and cash equivalents		(26,712)	(131,882)
Cash and cash equivalents at the beginning of year		234,924	373,524
Effect of exchange rate fluctuations on cash held		(369)	(6,718)
Cash and cash equivalents at the end of year	2.15	207,843	234,924

Annual Financial Report 2012	45

Annual Financial Statements

Consolidated Statement of Changes in Equity for the year ended 31 December 2012

							Equity
							attributable
							to	Non
		Stated	Other	Hedging	Retained	Currency	controlling	controlling	Total
		capital	reserves	reserves	earnings	translation	shareholders	interest	equity
	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543
Total comprehensive income		—	—	(7,102)	98,712	(1,112)	90,498	(2,533)	87,965
Transactions with owners
Share based payment	2.17	—	1,465	—	—	—	1,465	—	1,465
Issue of no par value shares	2.17	971	(157)	—	—	—	814	—	814
Dividends	2.16	(63,431)	—	—	—	—	(63,431)	—	(63,431)
Deconsolidated non-controlling interest		—	—	—	—	—	—	(540)	(540)
Acquisition of non-controlling interest		—	—	—	(24,739)	—	(24,739)	15,295	(9,444)
Balance as at 31 December 2012		2,836,658	4,879	(14,441)	(457,158)	(85,505)	2,284,433	(3,061)	2,281,372

							Equity
							attributable
							to	Non
		Stated	Other	Hedging	Retained	Currency	controlling	controlling	Total
		capital	reserves	reserves	earnings	translation	shareholders	interest	equity
	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2011		2,950,951	1,828	—	(676,401)	(92,637)	2,183,741	3,234	2,186,975
Total comprehensive income		—	—	(7,339)	145,270	8,244	146,175	(2,605)	143,570
Transactions with owners
Share based payment	2.17	—	1,798	—	—	—	1,798	—	1,798
Issue of no par value shares	2.17	365	(55)	—	—	—	310	—	310
Dividends	2.16	(52,198)	—	—	—	—	(52,198)	—	(52,198)
Acquisition of non-controlling interest		—	—	—	—	—	—	(15,912)	(15,912)
Balance as at 31 December 2011		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543

46

Notes to the Financial Statements

Notes to the Financial Statements

2.1 Reporting entity

Atrium European Real Estate Limited (“Atrium”) is a company incorporated and domiciled in Jersey. Its registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The consolidated financial statements of Atrium as at and for the year ended 31 December 2012 comprise Atrium and its subsidiaries (the “Group”) and its interest in associates.

The principal activity of the Group is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2.2 Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), as endorsed by the European Union (“EU”).

Basis of measurement

The consolidated financial statements are prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	Standing investments and developments and land (“investment property”) are measured at fair value; and

•	Derivative financial instruments are measured at fair value.

Functional and presentation currency

These financial statements are presented in euro (“€”), which is considered by the Group’s management to be the appropriate presentation currency due to the fact that the majority of the transactions of the Group are denominated in or based on this currency. All financial information presented in euro has been rounded to the nearest thousand, unless stated otherwise.

The individual financial statements of each of the Group entities use the currency of the primary economic environment in which the entity operates as its functional currency. The currency in which the entity generates rental income is the primary driver for determining the functional currency of that entity, but other cash flows are also taken into account.

The euro has been determined to be the functional currency for the Group companies in Jersey, Poland, the Czech Republic (except certain subsidiaries, which have CZK as their functional currency), Slovakia, Russia, Hungary, Romania, Latvia, Turkey, Bulgaria, Georgia and Ukraine and also for the intermediate holding companies in Cyprus, Denmark, Italy, Luxembourg, Spain, Sweden and The Netherlands. Certain subsidiaries in Cyprus have USD as their functional currency.

As of 1 January 2011, the functional currency for the Russian entities owning developments and land, an entity in Georgia as well as all the Ukrainian entities was determined to be the euro. The main triggers which were applied to determine the euro as the functional currency were the financing currency, the functional currency of the parent company, the dependency of those entities on the parent company and the assessment of whether cash flows from the activities of those entities are sufficient to service existing and anticipated debt obligations without funds being made available by the parent company.

Once the investment properties are rented out, the functional currency of the entity may be changed based on the currency in which rents are determined or to which rents are bound and taking into account other cash flows.

Amendments to and interpretations of existing standards effective in the current period

The Group has adopted the following amended IFRSs during 2012:

•	IAS 12 (Amendments, December 2010) Deferred Tax: Recovery of Underlying Assets. In December 2010 the IASB issued the Amendments to IAS 12 with an effective date of 1 January 2012. The amendment provides an exception to the measurement principle in respect of investment property measured using the fair value model. Under the exception, the measurement of deferred tax assets and liabilities is based on a rebuttable presumption that the carrying amount of the investment property will be recovered entirely through sale. The amendment did not have a material impact on the Group’s financial statements.

•	IAS 1 (Amendments, June 2011) Presentation of Items of Other Comprehensive Income requires items that will never be recognised in income statement to be presented separately in other comprehensive income from those that are subject to subsequent reclassification. The amendments only affected disclosure and did not have a material impact on the Group’s financial statements. Atrium has early adopted these amendments, as the amendments are effective for the periods beginning after 1 July 2012.

New standards, amendments to and interpretations of existing standards that are not yet effective and have not been adopted by the Group early

The following standards and amendments to existing standards have been published and are mandatory for the annual accounting periods beginning on or after 1 January 2013.

•	IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation – Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity

Annual Financial Report 2012	47

Notes to the Financial Statements

has the power to direct the activities of that other entity to generate returns for the reporting entity. The standard will not have a material impact on the Group’s financial statements.

•	IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures (2011). IFRS 11 distinguishes between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. An entity holding a joint operation will recognise its share in the assets, the liabilities, revenues and costs. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. An entity holding a joint venture will represent its investment in it using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures (2011). The standard will not have a material impact on the Group’s financial statements.

•	IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements replacing those in IAS 28 Investments in Associates and Joint Ventures (2011) and IAS 27 Separate Financial Statements (2011). Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, associates and joint arrangements and in unconsolidated structured entities. The standard only affects disclosure and will not have a material impact on the Group’s financial statements.

•	IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 determines that an entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting. The standard only affects disclosure and will not have a material impact on the Group’s financial statements.

•	IAS 27 Separate Financial Statements (2011) comprises those parts of the existing IAS 27 (2008) that dealt with separate financial statements. IAS 27 (2011) supersedes IAS 27 (2008). IAS 27 (2011) carries forward the existing accounting and disclosure requirements for separate financial statements, with some minor clarification. The standard will not have a material impact on the Group’s financial statements.

•	IAS 28 Investments in Associates and Joint Ventures (2011) covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. The standard will not have a material impact on the Group’s financial statements.

•	IFRS 10, IFRS 11, IFRS 12 (Amendments, June 2012) Transition Guidance. The amendments explain that the date of initial application in IFRS 10 means the beginning of the annual reporting period in which IFRS 10 is applied for the first time. Consequently, an entity is not required to make adjustments to the previous accounting for its involvement with entities if the consolidation conclusion reached at the date of initial application is the same when applying IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation-Special Purpose Entities and when applying IFRS 10. The amendments also provide transition relief by limiting the requirement to present adjusted comparative information to the period immediately preceding the date of initial application (the immediately preceding period) if the consolidation conclusion is different. Presentation of adjusted comparatives for earlier periods is permitted but not required. The Board has also amended IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide similar relief from the presentation or adjustment of comparative information for periods prior to the immediately preceding period. IFRS 12 is further amended to provide additional transition relief by eliminating the requirement to present comparatives for the disclosures relating to unconsolidated structured entities for any period before the first annual period for which IFRS 12 is applied. The amendments will not have a material impact on the Group’s financial statements.

•	Annual Improvements to IFRSs 2009- 2011 ( May 2012), addressed the following amendments: IAS 1 Presentation of Financial Statements – clarification of the requirements for comparative information, IAS32 Financial Instruments: Presentation – tax effect on distributions to holders of equity instruments and IAS 34 Interim Financial Reporting – interim financial reporting and segment information for total assets and liabilities. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2013. The amendments will not have a material impact on the Group’s financial statements.

•	IFRS 9 Financial Instruments. In November 2009, the IASB issued IFRS 9, as a first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (the standard is effective for annual periods beginning on or after 1 January 2015 but may be applied earlier). IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised at cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial assets. The guidance in IAS 39 on impairment of financial asset and hedge accounting continues to apply. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

48

Notes to the Financial Statements

•	IFRS 9 Financial Instruments (Amendments, October 2010) adds the requirements related to classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2015. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•	IFRS 7 Financial Instruments: Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011), amends the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2015. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•	IAS 32 Financial Instruments: Presentation-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011), deleted paragraph AG38 and added paragraphs AG38A–AG38F. An entity shall apply those amendments for annual periods beginning on or after 1 January 2014. An entity shall apply those amendments retrospectively. Earlier application is permitted. If an entity applies those amendments from an earlier date, it shall disclose that fact and shall also make the disclosures required by Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) issued in December 2011. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

Use of judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and associated assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, significant areas of estimation, uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements relate to standing investments (note 2.4), developments and land (note 2.5), goodwill (note 2.7), deferred taxes ( notes 2.9 and note 2.20), derivatives (note 2.19) and contingencies (note 2.41).

2.3 Significant accounting policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, except for newly effective standards as described above and have been applied consistently by entities within the Group.

Certain comparative amounts in the consolidated statement of financial position have been reclassified to conform with the current year’s presentation (see note 2.7 Intangible assets and goodwill).

Basis of consolidation

Subsidiaries

Subsidiaries are all those entities controlled by Atrium. Control exists when Atrium has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Group.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Full consolidation requires a combination of the financial statements of Atrium and its subsidiaries line by line by adding together like items of assets, liabilities, equity, income and expenses. Further steps in accordance with IAS 27 Consolidated and Separate Financial Statement are performed in order that the consolidated financial statements present financial information about the Group as that of a single economic entity.

Loss of control

On the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in the income statement. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date the control is lost. Subsequently that retained interest is accounted for using the equity method if significant influence is retained.

Annual Financial Report 2012	49

Notes to the Financial Statements

Associates

Associates are all entities over which the Group has significant influence but not control, generally through a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognised at cost. The cost of the investment includes transaction costs. The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated income statement. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations to or made payments on behalf of the associate.

Non-controlling interest

Non-controlling interest consists of the amount of those interests at the date of the original business combination and the non-controlling share of changes in equity since the date of the combination. Non-controlling interests at initial recognition are measured at their proportionate interest in all net assets of the subsidiary including recognised goodwill.

Non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. In accordance with IAS 27 Consolidated and Separate Financial Statements total comprehensive income is attributed to the owners of the parent company and to the non-controlling interest even if this results in the non-controlling interest having a deficit balance.

Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When an entity loses control of a subsidiary, any gain or loss is recognised in the income statement. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests are classified in the consolidated cash flow statement as cash flows from financing activities.

Transactions eliminated on consolidation

Intra-group balances and any realised and unrealised gains and losses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. The majority of intra-group transactions consist of management and consultancy services, interest income and expenses arising from loans provided within the Group.

Consolidation group

The Group consists of Atrium and the following entities at 31 December 2012:

Company name	Country	Ownership
SOFIA PARK AD	Bulgaria	100%
ABERGAVENNY INVESTMENTS LIMITED	Cyprus	70%
ATTILO HOLDINGS LIMITED	Cyprus	100%
BROADVALE HOLDINGS LIMITED	Cyprus	100%
DALSEN SERVICES LIMITED	Cyprus	90%
DANELDEN ENTERPRISES LIMITED	Cyprus	100%
ETHERLAND INVESTMENTS LIMITED	Cyprus	100%
MALL GALLERY 1 LIMITED*	Cyprus	63%
MALL GALLERY 2 LIMITED	Cyprus	100%
MD CE HOLDING LIMITED	Cyprus	100%
MD REAL ESTATE MANAGEMENT LTD	Cyprus	100%
MD RUSSIA HOLDING LIMITED	Cyprus	100%
MD TIME HOLDING LIMITED	Cyprus	100%
NOKITON INVESTMENTS LIMITED	Cyprus	51%
PATTONGATE TRADING LIMITED	Cyprus	100%
Atrium Alfa Czech Republic s.r.o.	Czech Republic	100%
Atrium Beta Czech Republic s.r.o.	Czech Republic	100%
Atrium Černého Czech Republic s.r.o.	Czech Republic	100%
Atrium Delta Czech Republic s.r.o.	Czech Republic	100%
Atrium Flóra a.s	Czech Republic	100%
Atrium Gamma Czech Republic s.r.o.	Czech Republic	100%
Atrium Kappa Czech Republic s.r.o.	Czech Republic	100%
Atrium Lambda Czech Republic s.r.o.	Czech Republic	100%
Atrium Ostrava Czech Republic s.r.o.	Czech Republic	100%
Atrium Pardubice Czech Republic s.r.o.	Czech Republic	100%
Atrium Sigma Czech Republic s.r.o.	Czech Republic	100%

50

Notes to the Financial Statements

Company name	Country	Ownership
Atrium Zlín Czech Republic s.r.o.	Czech Republic	100%
Euro Mall Brno Real Estate s.r.o.	Czech Republic	100%
FLÓRA-SEN s.r.o.	Czech Republic	100%
MANHATTAN Development s.r.o.	Czech Republic	100%
Manhattan Real Estate Management s.r.o.	Czech Republic	100%
Veveří Centre s.r.o.	Czech Republic	100%
FORAS HOLDING A/S	Denmark	100%
PoloniaCo ApS	Denmark	100%
EUROPE & Co LLC	Georgia	100%
Atrium Alpha LLC	Georgia	100%
ALFA—PIAC Kft.	Hungary	100%
Atrium Alfa HU Kft.	Hungary	100%
Atrium Beta HU Kft.	Hungary	100%
Magnum Hungaria Invest Kft.	Hungary	100%
Manhattan Development Alfa Kft.	Hungary	100%
Manhattan Development Global Kft.	Hungary	100%
Manhattan Development Invest Kft.	Hungary	100%
Manhattan Development Kft.	Hungary	100%
Manhattan Development Projekt Kft.	Hungary	100%
Manhattan Development Property Kft.	Hungary	100%
Manhattan Development Tanne Kft.	Hungary	100%
Manhattan Real Estate Management Kft.	Hungary	100%
THESIS Srl**	Italy	100%
Atrium European Real Estate Nominees Limited	Jersey	100%
Atrium Treasury Services Limited	Jersey	100%
SIA Manhattan Real Estate Management	Latvia	100%
SIA MD Galerija Azur	Latvia	100%
Hedan S.A.	Luxemburg	100%
Atrium Europe B.V.	Netherlands	100%
Atrium European Coöperatief U.A.	Netherlands	100%
Atrium European Management N.V.	Netherlands	100%
Atrium Hungarian Holding 1 B.V.	Netherlands	100%
Atrium Hungarian Holding 2 B.V.	Netherlands	100%
Atrium Hungarian Holding 3 B.V.	Netherlands	100%
Atrium Hungarian Holding 4 B.V.	Netherlands	100%
Atrium Hungarian Holding 5 B.V.	Netherlands	100%
Atrium Hungarian Holding 6 B.V.	Netherlands	100%
Atrium Hungarian Holding 7 B.V.	Netherlands	100%
Atrium Hungarian Holding 8 B.V.	Netherlands	100%
Atrium Russian Holding 1 B.V.	Netherlands	100%
Atrium Russian Holding 2 B.V.	Netherlands	100%
Atrium Turkey Adana Bossa B.V.	Netherlands	100%
Atrium Turkey B.V.	Netherlands	100%
Atrium Turkey Goeztepe B.V.	Netherlands	100%
Atrium Turkey Kahramanmaras B.V.	Netherlands	100%
Atrium Turkey Samsun B.V.	Netherlands	100%
Atrium Turkey Urfa B.V.	Netherlands	100%
Morning Rise B.V.	Netherlands	100%
AGROMEX DEVELOPMENT Sp. z o.o.	Poland	100%
Allegra Investments Sp. z o.o.	Poland	100%
Atrium Biała Sp. z o.o.**	Poland	100%
Atrium Felicity Sp. z o.o.**	Poland	100%
Atrium Koszalin Sp. z.o.o.	Poland	100%

Annual Financial Report 2012	51

Notes to the Financial Statements

Company name	Country	Ownership
Atrium Plejada Sp. z o.o.**	Poland	100%
Atrium Poland 1 Sp. z.o.o.	Poland	100%
Atrium Poland 2 Sp. z.o.o.	Poland	100%
Atrium Poland 3 Sp. z.o.o.	Poland	100%
Atrium Poland Real Estate Management Sp. z.o.o	Poland	100%
Atrium Targówek Sp. z o.o.**	Poland	100%
Atrium Reduta Sp. z o.o.**	Poland	100%
CENTRUM HANDLOWE NEPTUNCITY Sp. z o.o.	Poland	100%
EURO MALL POLSKA XVI Sp. z o.o.*	Poland	24%
EURO MALL POLSKA XIX Sp. z o.o.*	Poland	24%
EURO MALL POLSKA XX Sp. z o.o.*	Poland	24%
Foras Targówek Sp. z o.o.	Poland	100%
GALERIA COPERNICUS TORUN Sp. z o.o.	Poland	100%
GALERIA COPERNICUS TORUN 2 Sp. z o.o.	Poland	100%
GALERIA NA WYSPIE Sp. z o.o.	Poland	100%
INVESTIM Sp. z o.o.	Poland	51%
Ipopema 77 FIZ	Poland	100%
L.P.H. Sp. z o.o.	Poland	100%
MANHATTAN DEVELOPMENT Sp. z o.o.	Poland	100%
MD JASTRZEBIE ZDROJ Sp. z o.o.	Poland	100%
MD POLAND I Sp. z o.o.	Poland	100%
MD POLAND II Sp. z o.o.	Poland	100%
MD POLAND III Sp. z o.o.	Poland	100%
PROGRES 77 Sp. z o.o.	Poland	51%
PROJEKT ECHO-35 Sp. z o.o.	Poland	100%
Wiosenny Atrium Poland Real Estate Management Sp. z o.o. S.K.A.	Poland	100%
Zielony Atrium Poland Real Estate Management Sp. z o.o. S.K.A.	Poland	100%
Atrium Romania Real Estate Management SRL	Romania	100%
Land Development Project SRL	Romania	100%
PROPERTY DEVELOPMENT ONE SRL	Romania	100%
PROPERTY DEVELOPMENT TWO SRL	Romania	100%
OOO Bugry	Russia	100%
OOO Delta	Russia	100%
OOO Engineerics*	Russia	63%
OOO Everest	Russia	100%
OOO Foras Volzhsky	Russia	100%
OOO Mall Management	Russia	100%
OOO Manhattan Brateevo	Russia	100%
OOO Manhattan Development	Russia	100%
OOO Manhattan Real Estate Management	Russia	100%
OOO Manhattan Signalny	Russia	100%
OOO Manhattan Yekaterinburg	Russia	100%
OOO MD Togliatti	Russia	100%
OOO Retail Togliatti	Russia	100%
OOO Sodruzhestvo	Russia	100%
OOO Stroyremmontazh	Russia	100%
OOO Zvezdnyi Gorod	Russia	100%
ZAO Dialog	Russia	100%
ZAO Megapolis	Russia	100%
ZAO Nautilus	Russia	100%
ZAO Patera	Russia	100%
ZAO Rubikon	Russia	100%
ZAO Universal	Russia	51%

52

Notes to the Financial Statements

Company name	Country	Ownership
ZAO Universal-Ural	Russia	51%
Manhattan Development SK a.s.	Slovakia	100%
Manhattan Real Estate Management Sk s.r.o.	Slovakia	100%
PALM Corp s.r.o.	Slovakia	100%
SLOVAK INVESTMENT GROUP a.s.	Slovakia	100%
Atrium European Real Estate Spain S.L.U.	Spain	100%
Trettioencorp AB	Sweden	100%
BALCOVA GAYRIMENKUL YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
Istmar Tem Gayrimenkul Yatirim Insaat Ve Ticaret A.S.	Turkey	100%
Manhattan Gayrimenkul Yönetimi Limited Sirketi	Turkey	100%
MEL 1 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
MEL 6 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
A.Kharkiv 1 LLC	Ukraine	99.9%
A.Kharkiv 2 LLC	Ukraine	99.9%
A.Kharkiv 3 LLC	Ukraine	99.9%
A.Kyiv LLC	Ukraine	100%
ENGINEERICS UKRAINE LLC*	Ukraine	63%
OJSC Ipodrom	Ukraine	90%
VORONTSOVSKI VEZHI LLC	Ukraine	70%

*	These entities are equity accounted for as at 31 December 2012. MALL GALLERY 1 LIMITED, OOO Engineerics and ENGINEERICS UKRAINE LLC were fully consolidated in year 2011 and deconsolidated as of 31 December 2012. The financial impact of those entities is not material to the Group’s consolidated financial statements.
**	Companies renamed during 2012:

•	Atrium Targówek Sp. z o.o. previously FORAS TARGOWEK PROPERTY Sp. z o.o.

•	Atrium Biała Sp. z o.o. previously GALERIA BIALYSTOK Sp. z o.o.

•	Atrium Felicity Sp. z o.o. previously CENTRUM HANDLOWE FELIN Sp. z o.o.

•	Atrium Reduta Sp. z o.o. previously Foras Reduta Property Sp. z o.o.

•	Atrium Plejada Sp. z o.o. previously Bytom Property Sp. z o.o.

•	THESIS Srl previously THESIS S.p.a.

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of Group entities at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate prevailing at that date. Non monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into the functional currency at the foreign exchange rates prevailing at the dates the fair values are determined.

Foreign currency exchange gains and losses resulting from the settlement of foreign currency transactions and balances and from the translation at year-end exchange rates are recognised in the income statement.

Foreign operations

On consolidation, the assets and liabilities of the Group’s foreign entities with a functional currency different from the presentation currency are translated into euro at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period.

The exchange differences that arise from the translation of the statement of financial position and the income statement from the functional to the presentation currency are recognised in other comprehensive income and presented as a separate component of equity until the disposal of the foreign entity, when the cumulative amount in equity is reclassified to the income statement as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interest. When the Group disposes of only part of its investment in an associate that includes a foreign operation while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to the income statement. If the foreign operation is a non-wholly owned subsidiary then the

Annual Financial Report 2012	53

Notes to the Financial Statements

relevant proportion of the translation difference is allocated to non-controlling interests. Exchange differences arising on items, which in substance form part of the net investment in a foreign entity, are also presented in the statement of comprehensive income and as a separate component of equity until the disposal of the net investment.

Standing investments

Standing investments comprise properties held to earn rental income and land related to those properties. Standing investments are recognised at cost on initial recognition and subsequently at fair value. The fair values of all standing investments were determined by Group executive management based on the valuations received from Cushman & Wakefield and Jones Lang LaSalle. Both are external independent international valuation companies and real estate consultants, having an appropriately recognised professional qualification and recent experience in the respective locations and categories of properties being valued. The valuations were prepared in accordance with the Royal Institution of Chartered Surveyors Valuation Standards published by the Royal Institution of Chartered Surveyors (the “Red Book”).

The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing and the parties having each acted knowledgeably, prudently and without compulsion.

Each property has been valued individually and not as part of a portfolio. The valuations are prepared by considering the aggregate of the net annual rental income receivable from the properties and, where relevant, associated costs. A yield which reflects the risks inherent in the net cash flows is then applied to the net annual rental income to arrive at the property valuation. The yield used for the valuation depends on the country and the risk assessment of the asset.

Valuations of standing investments reflect, where appropriate: the type of tenants actually in occupation or responsible for meeting lease commitments or likely to be in occupation after letting of vacant accommodation and the market’s general perception of their creditworthiness; the allocation of maintenance and insurance responsibilities between lessor and lessee; and the remaining economic life of the property. The calculations are based on recently observable market data to the extent that it is available.

When technical improvements or extensions are constructed or added to an existing standing investment, the property will continue to be classified as a standing investment, which is measured at fair value.

Any gain or loss arising from a change in fair value of standing investments is recognised in the consolidated income statement under the caption revaluation of investment properties. In the case of entities whose functional currency is the local currency (i.e. not the euro) the revaluation gain/loss in the local currency is converted into euro using the average foreign exchange rate for the period. The remaining foreign exchange difference (being the difference arising from the conversion of the standing investments in the statement of financial position at the period end rates and the conversion of the revaluation gain/loss using the average period rate) is recognised in the statement of comprehensive income and in equity as a foreign exchange difference.

Developments and land

Developments and land comprise capitalised development costs and land, except for the land on which standing investments are situated. Developments and land are recognised at cost on initial recognition and subsequently at fair value with any change therein recognised in the income statement.

All costs directly associated with the purchase and development of a property, and all subsequent capital expenditure that qualify as acquisition costs, are capitalised. The Group capitalises borrowing costs if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use have started and expenditure and borrowing costs are incurred. Capitalisation of borrowing costs may continue until the assets are substantially ready for their intended use. Capitalisation ceases when the project has been stopped. The capitalisation rate is determined by reference to the actual rate payable on borrowings for the respective development or by the Group’s average rate.

The commencement of development with a plan or prior agreement to sale represents a change in use and accordingly the project is transferred from developments to inventories. Inventory is measured at the lower of cost and net realisable value. The amount of any write-down of inventories to net realisable value and all losses associated with inventories shall be recognised as an expense in the income statement in the period the write-down or loss occurs. Developing for sale is not Atrium’s core business. At the completion of the transaction the fair value of the proceeds from sale less the cost of the inventory will be presented as net profit or loss in other income/ (expenses).

The fair value of most of the developments and land as at 31 December 2012 was determined by Group executive management based on valuations received from Cushman & Wakefield and Jones Lang LaSalle, external independent international valuation companies. Approximately 11% (2011: 80%) was valued internally by Group executive management. The yields used in 2011 for this purpose ranged from 8.3% to 18.3% depending on the geographical area and the project type. Furthermore, in addition to the yields mentioned above, an additional risk premium was applied for discounting during the construction period. This risk premium ranged from 1.0% to 4.8%, depending on the status of the developments.

The determination of the fair value of the land plots was based on the value for which the land could be sold in the market using different methods of calculation. Approximately 21% of the fair value of development and land was determined using the comparable method, while the remaining part was determined to be the gross development value of the completed project less cost to complete (including financing costs) and an appropriate developer’s profit (“residual value”).

54

Notes to the Financial Statements

The comparable method uses the sales (offering and listing) prices of similar properties that have recently been transacted in the open market. Sales prices are analysed by applying appropriate units of comparison and are adjusted for differences with the valued property on the basis of elements of comparison as location, size of the plot, zoning and etc.

The gross development value is defined as the present value of future rents which are expected to be achieved from the standing investment once it is developed. The rental levels are set at the current market levels discounted at the pre-tax yield.

The pre-tax yield reflects the current market assessment of observable market yields for comparable assets as provided by the external independent international valuations companies, the time value of money and the risk specific to the asset.

Any gain or loss arising from a change in fair value of development and land is recognised in the consolidated income statement under the caption revaluation of investment properties. In the case of entities whose functional currency is the local currency (i.e. not the euro) the revaluation gain/loss in the local currency is converted into euro using the average foreign exchange rate for the period. The remaining foreign exchange difference (being the difference arising from the conversion of the development and land in the statement of financial position at the period end rates and the conversion of the revaluation gain/loss using the average period rate) is recognised in the statement of comprehensive income and in equity as a foreign exchange difference.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The useful life of the assets is usually between five and ten years.

Depreciation is charged on the asset from the date that is available for use, for the entire useful life of the asset or until the date of its disposal. Depreciation is provided in equal monthly instalments over the estimated useful life of the assets.

Goodwill

Goodwill initially represents the excess of the aggregate of the cost of the acquisition and any non-controlling interests over the fair value of the Group’s share of the identifiable net assets acquired.

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is tested for impairment annually or whenever there is an indication that assets may be impaired.

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating units to which goodwill has been allocated. The Group’s cash-generating units are located in the countries in which the Group operates. The recoverable amount is the higher amount of the fair value less the cost to sell or the value in use of the cash generating unit. Determination of the value in use requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value.

Future cash flows of real estate companies are mainly derived from the cash flows of the standing investment properties and future standing investment properties and are therefore reflected in the fair values of investment properties. Goodwill itself mainly arises due to the recognition of deferred tax liabilities in the course of the purchase price allocation. Therefore, goodwill impairment testing is carried out by comparing the goodwill recognised to the carrying value of deferred tax liabilities per country. Any excess of goodwill over deferred tax liabilities is considered as a goodwill impairment loss.

Impairment losses are recognised immediately in the income statement. Impairment losses in respect of goodwill are not reversed.

Intangible assets

Intangible assets are defined as identifiable, non monetary assets without physical substance, which are expected to generate future economic benefits. Intangible assets include assets with an estimated useful life greater than one year and for the Group comprise primarily software.

Intangible assets that are acquired by the Group are measured at cost less accumulated amortisation and accumulated impairment losses.

Amortisation of intangible assets is recorded on a straight line basis over their estimated useful lives. The useful lives of the assets are usually between four and ten years.

Amortisation is charged on an asset from the date it is available for use to the date of its disposal.

Financial instruments

Classes

Financial instruments of the Group are broken down into the following classes according to the characteristics of the financial instruments. For more details see also note 2.38.

Financial assets:

•	Loans;

•	Receivables from tenants;

•	Other receivables;

•	Cash and cash equivalents.

Financial liabilities:

•	Borrowings;

•	Derivatives;

•	Liabilities from leases;

•	Other long term liabilities;

•	Trade and other payables;

Annual Financial Report 2012	55

Notes to the Financial Statements

•	Payables related to acquisitions;

•	Accrued expenditure.

Non-derivative financial assets

Non-derivative financial assets of the Group are classified in the category loans and receivables.

The Group initially recognises loans and receivables on the date that they are originated. The Group derecognises loans and receivables when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the loans and receivables are transferred.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost, using the effective interest method, less impairment.

Loans and receivables comprise cash and cash equivalents, receivables from tenants, loans and other receivables.

Cash and cash equivalents

Cash and cash equivalents are measured at amortised cost.

Cash and cash equivalents comprise cash in hand, deposits on demand, and other short term highly liquid assets that are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognised initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments to hedge its interest rate risk exposure.

On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% – 125%.

Derivatives are recognised initially at fair value; any attributable transaction costs are recognised in the income statement as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in the income statement. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to the income statement.

Impairment

At each reporting date, Group executive management reviews the carrying amount of the Group’s assets, other than investment properties measured at fair value, goodwill and deferred tax assets, to determine whether there is any objective evidence that it is impaired. An asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that assets are impaired includes default or delinquency by a debtor, indications that a debtor will enter bankruptcy, adverse changes in the payment status of borrowers or economic conditions that correlate with defaults. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement immediately.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other non-current assets

Other non-current assets are stated at their cost less accumulated impairment losses.

Other current assets

Other current assets comprise of prepayments and income tax receivable and are stated at their cost less accumulated impairment losses.

56

Notes to the Financial Statements

Stated capital

The stated capital account consists of the proceeds received and receivable by Atrium from the issue of its ordinary shares, net of direct issue costs.

Dividends

Dividends on ordinary shares are recognised as a liability in the period in which they are declared. Dividends declared during the period have been presented as a reduction in the stated capital of Atrium.

Other reserves

Other reserves comprise equity settled share based payments.

Share based payments

Atrium operates an Employee Share Option Plan (“ESOP”) under which the Group receives services from key employees selected by the Board in consideration for equity instruments settled in shares. The costs of these transactions are measured at the fair value of options granted at the date of grant.

The cost of the ESOP is recognised in the income statement, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting period”). The cumulative expense, recognised for equity settled transactions at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately be vested. The charge or credit to the income statement represents the movement in cumulative expense recognised at the beginning and at the end of that reported period.

Borrowings

Borrowings are recorded as the proceeds received, net of direct issuance costs, and are amortised to the settlement amount using the effective interest method. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the income statement using the effective interest method.

Short term borrowings represent borrowings that are due within 12 months. Long term borrowings represent borrowings due after more than 12 months.

When an element of bonds issued by the Group is repurchased before maturity, the carrying amount of the bond is allocated between the element that continues to be recognised and the element that is derecognised based on the relative fair values of such element on the date of repurchase. The difference between (a) the carrying amount allocated to the element derecognised and (b) the consideration paid is recognised as profit or loss on repurchase of bonds in the income statement.

Provisions

A provision is recognised in the statement of financial position if, as a result of a past event, the Group has a present legal or otherwise binding obligation that can be estimated reliably, and it probable (i.e. more likely than not) that an outflow of economic benefits will be required to settle the obligation.

Liabilities from leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

At the inception of the lease, assets held under a finance lease are recognised at their fair value or, if lower, at the present value of the minimum lease payments. Subsequently such assets are measured in analogy to other assets held under the relevant caption (e.g. standing investments and developments and land – at fair value; property, plant and equipment – costs less accumulated depreciation and accumulated impairment losses). The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Minimum lease payments are apportioned between finance charges and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, within the caption other financial income and expenses.

Other non-financial long term and current liabilities

Other non-financial long term and current liabilities are measured at cost. They comprise primarily VAT payable, other taxes and fees payables, deferred revenue and other advance payments from tenants.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services and goods provided in the normal course of business, net of discounts, value added tax (“VAT”) and other sales related taxes.

Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease. Utility costs incurred by the Group on properties that are leased to third parties are largely reinvoiced to the lessees, and the subsequent income and expense is recognised on an accrual basis.

Service charge income

Service charge income includes payments received by the Group for utilities and other services provided to tenants. Generally, reinvoiceable utilities are a pass through item for the Group recorded on a gross basis. The rental agreements normally specify which cost items are reinvoiceable by the Group and can be charged to tenants. There are two different categories of reinvoiceable income and expenses:

•	Utilities such as gas, water, electricity or telephone services which can be measured individually for each tenant;

•	Fixed cost items such as centre management, marketing, cleaning or security services which cannot be directly measured individually for each tenant. These costs are normally calculated on a pro-rata basis per square metre occupied by each tenant.

Annual Financial Report 2012	57

Notes to the Financial Statements

Tenants are normally required to make a security deposit and monthly prepayments for the reinvoiceable service charges. Once a year, the prepayments are netted against the actual cost and the difference is, if contractually agreed, settled between the Group’s company and the tenants. To the extent that there are vacancies in a property, the Group has to bear the cost of covering the allocated and pro-rata reinvoiceable service charges.

Other income and expenses

All other significant operating income or expenses are recognised on an accrual basis.

The net results on acquisition or disposal of properties is determined as the difference between the sale proceeds and the carrying value of the property and is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Interest income and expenses, other financial income and expenses

Interest income and expenses are accounted for using the effective interest method.

Other financial income and expenses comprise mainly foreign currency gains and losses, net profit or loss from bond buybacks and the impairment of financial instruments.

Taxation

Taxation charge comprises current and deferred tax.

Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax is recognised in the income statement.

The taxable profit differs from the net loss or profit as reported in the income statement because it is adjusted for items of income or expense that are taxable or deductible in other years and for items that are either not taxable or not deductible.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is computed on the total amount of the revaluation adjustment for investment properties.

Deferred tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or in other comprehensive income, in which case it is recognised in equity or in other comprehensive income.

A deferred tax asset shall be recognised on unused tax losses carried forward and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.

Deferred tax assets are offset against deferred tax liabilities within one entity only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Tax exposures

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes Atrium to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Earnings per share

Earnings per share are calculated by dividing the profit or loss after taxation attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Segment reporting

An operating segment is a component of the Group that is engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the Group’s chief operating decision maker, (the executive management of Atrium), in order to allocate resources to the segment and assess its performance, and for which discrete financial information is available.

The Group has two reportable segments:

•	The standing investment segment includes all commercial real estate held to generate rental income of the Group;

•	The development segment includes all development activities and activities related with land plots.

The reconciling item includes mainly holding activities and other items that relate to activities other than the standing investment segment and the development segment.

The Group’s reportable segments are strategic business sectors which carry out different business activities and are managed separately.

58

Notes to the Financial Statements

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reliable basis. The Group evaluates performance of the standing investment segment on the basis of profit or loss from operations before tax excluding foreign exchange gains and losses. The performance of the development segment is evaluated based on expected yield on cost.

Geographical information is based on the geographical locations of the investment properties. The Group operates in the following countries: Poland, the Czech Republic, Slovakia, Russia, Hungary, Romania, Latvia, Turkey and Bulgaria. In addition, the Group has its holding, management or other companies in Cyprus, Denmark, Georgia, Italy, Luxembourg, the Netherlands, Spain, Sweden, Ukraine and the parent company in Jersey.

2.4 Standing investments

The current portfolio of standing investments consists of 156 properties (2011: 155); which comprise 21 properties in Poland (2011: 20), 98 properties in the Czech Republic (2011: 98), 3 properties in Slovakia (2011: 3), 7 properties in Russia (2011: 7), 25 properties in Hungary (2011: 25), 1 property in Romania (2011: 1) and 1 property in Latvia (2011: 1). A roll forward of the total standing investments portfolio is provided in the table below:

Standing investments	2012	2011
	€ ’ 000	€ ’ 000
Balance as at 1 January	2,077,246	1,503,301
Additions – new properties	—	413,574
Additions – technical improvements, extensions	33,629	17,886
Movements – financial leases	3,861	19,630
Transfers from developments and land	6,750	—
Currency translation difference	5,317	(5,851)
Revaluation of standing investments	58,533	128,706
Balance as at 31 December	2,185,336	2,077,246

In June 2012, Atrium signed sale and purchase agreements with IKP Togliatti (Invest Kino Project “IKP”) and IKP Volgograd, relating to premises in the Group’s shopping centres in Volgograd and Togliatti. The sale and purchase agreement with IKP Yekaterinburg for premises in the Group’s shopping centre in Yekaterinburg, Russia was signed in July 2012. IKP Togliatti, IKP Volgograd and IKP Yekaterinburg are subsidiaries of Russian Cinema Holdings (“RCH”) and were the co-owners and local operators of the cinemas in those three shopping centres. Atrium contracted to acquire both the premises and the associated land. These transactions have allowed Atrium to gain increased ownership of the buildings and land for a total consideration of € 9.3 million. RCH has also signed new lease agreements whereby they have remained a tenant of the Group at these locations.

During the second half of 2012 Atrium finalised two development projects and transferred them from developments and land to standing investments at fair value of € 6.8 million. The two projects included a stand-alone retail box in Gdynia, Poland, handed over to the tenant Media Markt and Phase II of Atrium Galeria Mosty in Plock, Poland.

In 2011 the Group completed three shopping mall acquisitions, two in Poland and one in the Czech Republic. These new acquisitions added a further 117,600 sqm to the gross lettable area and had a fair value € 449.8 million as at 31 December 2011.

The Promenada shopping centre in Warsaw, Poland, was acquired in May 2011 for € 171.4 million. In September 2011, the Palác Flóra shopping centre (“Flora”) in Prague, the Czech Republic, was purchased at a price of € 190.8 million, which was subsequently revised to € 186.0 million due to adjustments at initial recognition. In December 2011, Atrium purchased the Molo shopping centre in Szczecin, Poland for consideration of € 55.0 million.

The total value of the land leases was € 31.8 million as at 31 December 2012 (2011: € 27.8 million).

The yield diversification across the Group’s income producing portfolio is stated in the table below:

Standing investments	EPRA Net Initial
	yield (NIY)
	2012	2011
Poland	7.0%	7.0%
Czech Republic	7.8%	7.9%
Slovakia	7.5%	7.8%
Russia	12.6%	12.5%
Hungary	8.8%	8.2%
Romania	8.8%	9.0%
Latvia	2.4%	2.0%
Average	8.3%	8.3%

Fair value of collateral

As at 31 December 2012, the Group had pledged a total of 77 standing investments (2011: 78) with a fair value of € 1,365.9 million (2011: € 1,234.1 million) and one development and land plot with a fair value of € 1.5 million in favour of bondholders and various commercial banks, same as in year 2011.

Annual Financial Report 2012	59

Notes to the Financial Statements

Certain assets have been provided as collateral against bonds issued and loans held by the Group. The analysis of assets charged as collateral is as follows:

Standing investments

2012			Collateralised
		Fair value of	bonds and
	No. of	collateral	loans
Country	collateral	€ ’000	€ ’000
Poland	15	852,576	341,572
Czech Republic	38	301,021	155,974	**
Russia	—	—	—
Hungary	20	46,310	—
Others*	4	165,990	46,074
Total	77	1,365,897	543,620

2011			Collateralised
		Fair value of	bonds and
	No. of	collateral	loans
Country	collateral	€ ’000	€ ’000
Poland	14	690,373	292,164
Czech Republic	40	334,279	224,269	**
Russia	—	—	—
Hungary	20	51,410	—
Others*	4	158,075	48,934
Total	78	1,234,137	565,367

*	Represents properties in Romania and Slovakia.
**	Although the collateral for the 2003 Bond is identified as relating only to the Czech Republic in fact some of the assets pledged are in the Hungary and “Others” fair value collateral balances. We are presenting the total value of the bond against the Czech balance as it represents the majority of the collateral value.

2.5 Developments and land

Developments and land	2012	2011
	€ ’ 000	€ ’ 000
Balance as at 1 January	587,351	634,616
Additions – cost of land and construction	26,161	19,724
Movements – financial leases	(1,139)	10,549
Transfer to inventory	(1,744)	—
Transfer to standing investments	(6,750)	—
Disposals	(3,310)	(28,799)
Interest capitalised	1,320	2,628
Currency translation difference	—	18
Revaluation of developments and land	(63,494)	(51,385)
Balance as at 31 December	538,395	587,351

In July 2012 Atrium signed definitive contracts with a general contractor for the construction of its new development project in Lublin, Poland. Total costs of construction for 2012 were € 6.4 million and total net incremental costs to complete the project are approximately € 59.6 million. The hypermarket component of the project will be developed and then sold to a major international food retailer in line with a forward sale agreement concluded in June 2012. As development with a prior agreement to sale represents a change in use, € 1.7 million was transferred from developments to inventory. With further construction works undertaken, inventory subsequently increased to € 2.2 million at 31 December 2012.

In Torun, Atrium finalized in July 2012 the acquisition of the 38,000 sqm land plot adjacent to our existing Atrium Copernicus shopping centre and transferred € 8.9 million from other assets to developments and land. Our first priority at the site is to increase the size of the car park, for which the incremental costs to complete the project are approximately € 4.0 million.

During the second half of 2012 Atrium finalised two developments projects (Gdynia and Phase II of Atrium Galeria Mosty) and transferred them from developments and land to standing investments at fair value of € 6.8 million (note 2.4) .

In 2011, Atrium acquired the public ground lease of a land plot adjacent to the Promenada shopping centre in Warsaw, Poland for € 9.3 million. Also in 2011, the Group sold three wholly owned subsidiaries which owned land plots in Turkey with an aggregate book value of € 28.5 million.

The capitalisation rate used for capitalisation of borrowing costs was 4.4% for the year 2012 (2011: 4.6%) .

The total value of the land leases was € 15.5 million (2011: € 17.2 million) as at 31 December 2012.

2.6 Property, plant and equipment

Property, plant and equipment	2012	2011
	€’000	€’000
Cars and motor vehicles	114	137
Office equipment	899	1,003
Other property, plant and equipment	2,098	1,056
Total	3,111	2,196

2.7 Intangible assets and goodwill

Intangible assets and goodwill	2012	2011
	€ ’000	€ ’000
Intangible assets	5,458	3,336
Goodwill	11,025	11,475
Total	16,483	14,811

Intangible assets relate mainly to software.

60

Notes to the Financial Statements

Change in classification

During the year 2012, the Group modified the consolidated statement of financial position classification of intangible assets from “Other assets” to “Intangible assets and goodwill”, as this resulted in a more relevant presentation of the nature of these assets. Comparative amounts in the consolidated statement of financial position as at 31 December 2011 were reclassified for comparative purposes, which resulted in € 3.3 million being reclassified from “Other assets” to “Intangible assets and goodwill”. The Group does not believe that these adjustments are material to any of its previously issued consolidated financial statements.

Goodwill	2012	2011
	€’000	€’000
Cost
As at 1 January	42,561	42,561
Accumulated impairment losses
As at 1 January	(31,086)	(31,086)
Impairment losses recognised in the year	(450)	—
As at 31 December	(31,536)	(31,086)
Carrying amount
As at 1 January	11,475	11,475
As at 31 December	11,025	11,475

Goodwill arose in respect of the following cash generating units:

Cash generating units	2012	2011
	€’000	€’000
Hungary	3,408	3,858
Poland	3,263	3,263
Russia	2,323	2,323
Slovakia	2,031	2,031
Total	11,025	11,475

2.8 Equity-accounted investees

The following associates are directly and indirectly owned by the company:

		Stake in equity of associate		Investment in associate
Name of associate	Country of incorporation	2012 €’000	2011 €’000	2012 €’000	2011 €’000
MALL GALLERY 1 LIMITED	Cyprus	63%	63%	1,186	—
OOO Engineerics *	Russia	63%	63%	269	—
Total				1,455	—

*	Indirectly owned by the company.

As of 31 December 2012 the Group has no power to govern the financial and operating activities of MALL GALLERY 1 LIMITED and OOO Engineerics but still has a significant influence over them. Therefore, at the reporting date these entities are accounted for using the equity method.

2.9 Deferred tax assets

Deferred tax assets 2012	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Closing balance €’000
Deferred tax assets arise from the following temporary differences:
Investment properties	(4,269)	7,132	2,863
Other assets	257	(345)	(88)
Liabilities and provisions	5,339	(1,284)	4,055
Tax losses carried forward	387	1,762	2,149
Other	616	(853)	(237)
Total deferred tax assets	2,330	6,412	8,742

Annual Financial Report 2012	61

Notes to the Financial Statements

Deferred tax assets 2011	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax charged directly to equity €’000	Closing balance €’000
Deferred tax assets arise from the following temporary differences:
Investment properties	(175)	(4,094)	—	(4,269)
Other assets	(238)	495	—	257
Liabilities and provisions	434	3,299	1,606	5,339
Tax losses carried forward	1,120	(733)	—	387
Other	663	(47)	—	616
Total deferred tax assets	1,804	(1,080)	1,606	2,330

The amount of € 1.6 million charged directly to equity relates to the deferred tax asset on the hedging instrument of € 0.5 million and the deferred tax asset on foreign exchange differences of € 1.1 million.

2.10 Loans

Loans	2012 €’000	2011 €’000
Loans to associates	42,519	35,441
Impairment of loans to associates	(14,016)	(4,847)
Loans to third parties	16,403	27,218
Impairment of loans to third parties	(8,255)	(16,471)
Total	36,651	41,341
Amount due within 12 months
(included under current assets)	59	101
Amount due after more than 12 months	36,592	41,240

Loans to associates with a book value of € 42.5 million (2011: € 35.4 million) as at 31 December 2012 have a fixed interest rate of 6.7% per year and are secured. The loans were impaired to reflect the fair value of the underlying securities.

Loan to third parties with book value of € 16.3 million (2011: € 15.8 million) as at 31 December 2012 have a variable interest of 3 month EURIBOR plus 150 basis points per annum and is not secured. The loan was impaired to reflect the recoverable amount.

The carrying amount of loans approximates their fair value.

2.11 Other assets

Other assets	2012 €’000	2011 €’000
VAT receivables	26,965	31,129
Acquisition deposit for land plot	—	8,945
Other	38	127
Total	27,003	40,201

Long term VAT receivables arise primarily from the development of investment property in Russia and Turkey. VAT receivables will either be netted off against any VAT payables once payables arise or will be repaid by the relevant tax authority.

2.12 Receivables from tenants

Receivables from tenants 2012 Receivables aging:	Gross €’000	Allowances for impaired balances €’000	Net €’000
Due within term	10,515	(183)	10,332
Overdue 0-30 days	5,738	(685)	5,053
Overdue 31-90 days	2,709	(1,114)	1,595
Overdue 91-180 days	1,472	(1,138)	334
Overdue 181-360 days	1,702	(1,409)	293
Overdue 361 days and more	6,460	(6,030)	430
Total	28,596	(10,559)	18,037

62

Notes to the Financial Statements

Receivables from tenants 2011 Receivables aging:	Gross €’000	Allowances for impaired balances €’000	Net €’000
Due within term	8,759	(424)	8,335
Overdue 0-30 days	4,783	(460)	4,323
Overdue 31-90 days	1,556	(641)	915
Overdue 91-180 days	1,182	(919)	263
Overdue 181-360 days	1,761	(1,657)	104
Overdue 361 days and more	9,096	(8,769)	327
Total	27,137	(12,870)	14,267

The description of collateral held as security in relation to tenants is provided in note 2.39 under credit risk.

Allowances for bad debts are calculated individually on the basis of management’s knowledge of the tenants, business and the market.

The table below provides a reconciliation of changes in allowances during the year:

Allowances for bad debts	2012 €’000	2011 €’000
At 1 January	(12,870)	(12,759)
Release	5,394	5,273
Addition	(3,083)	(5,384)
At 31 December	(10,559)	(12,870)

2.13 Prepayments

	2012	2011
Prepayments	€’000	€’000
Prepaid utilities	1,328	2,013
Prepayments for land	14,820	15,937
Other	2,408	2,886
Gross total	18,556	20,836
Impairment of prepayments for land	(6,052)	(6,059)
Total	12,504	14,777

2.14 Other receivables

	2012	2011
Other receivables	€’000	€’000
Total other financial receivables	2,584	3,062
Other taxes and fees receivables	132	654
VAT receivable	5,883	4,977
Total other non-financial receivables	6,015	5,631
Total	8,599	8,693

2.15 Cash and cash equivalents

At the year end the Group held cash and cash equivalents in total amount of € 207.8 million (2011: € 234.9 million). The Group held cash of € 18.7 million (2011: € 21.4 million) as backing for guarantees and/or other restricted cash issued by various banks on the Group’s behalf.

Additional information to the Consolidated cash flow statement regarding deconsolidated subsidiary as at 31 December 2012 (see also note 2.8):

2012
Deconsolidating of subsidiaries	€’000
Property, plant and equipment	231
Other assets	668
Other receivables	1,274
Trade and other payables	(590)
Cash of subsidiary	417

2.16 Stated capital

As at 31 December 2012, Atrium’s authorised and issued ordinary shares were unlimited with no par value.

As at 31 December 2012, the total number of ordinary shares issued was 373,388,756 (2011: 372,892,253 shares), of which 373,377,680 ordinary shares were registered in the name of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (trading as “Euroclear”), 11,075 ordinary shares were registered in the name of an individual shareholder and one ordinary share in the name of Aztec Financial Services (Jersey) Limited.

Changes in the stated capital account during the year 2012 were as follows:

•	Issue of shares to satisfy the exercise of options of € 0.7 million (2011: € 0.3 million);

•	Issue of shares in lieu of director’s remuneration € 0.3 million (2011: € 0.1 million).

•	Dividend payments of € 63.4 million (2011: € 52.2 million). For the year 2012, Atrium adopted a dividend policy of € 0.17 per ordinary share per year, payable in quarterly instalments. In November 2012, the Board has approved an increase of Atrium’s annual dividend payment for 2013 from € 0.17 to at least € 0.20 per share.

Annual Financial Report 2012	63

Notes to the Financial Statements

Following the approval of the shareholders on 18 May 2010 to authorise the directors to issue ordinary shares in lieu of directors’ remuneration by agreement with the relevant directors, the Board adopted a Restricted Share Plan on 16 May 2011 (the “Plan”), which confers on eligible directors of Atrium the right to opt (on a semi-annual basis) to receive ordinary shares in Atrium in lieu of their annual directors’ fees. The Plan further gives directors the ability to opt (on a semi-annual basis) to subscribe for ordinary shares, up to the value of their annual directors’ fees. Directors will be given the opportunity to opt as referred to above in semi-annual option periods, being the four week free-dealing periods following the announcement of each of the Company’s half year and full year results. The strike price for the ordinary shares to be issued pursuant to any option notice (being the average market price over the 30 dealing days preceding) will be notified to directors at the start of each option period. Atrium retains the discretion (subject to the approval of the Board) to refuse to satisfy an option notice in certain circumstances.

2.17 Other reserves

Other reserves of € 9.6 million (2011: € 3.8 million) comprise equity settled share based payment transactions and hedging reserves.

Share based payments

In 2009, Atrium established and shareholders approved an Employee Share Option Plan (“ESOP”), under which the Board can grant share options to key employees. The total number of options which the Board can grant under the ESOP is 8,500,000. Each option may be exercised by the issue of a new ordinary share in Atrium. The exercise price shall be determined by the Board, and shall be not less than the market value of a share on the dealing day immediately preceding the date of grant, or averaged over the 30 dealing days immediately preceding the date of grant. Unless stated otherwise, option periods expire five years after the date of grant. Option holders can, in most cases, exercise one third of the total number of the options granted on or after each of the first, second and third anniversaries respectively of the date of grant.

In August 2012, the Compensation and Nominating Committee approved the grant of 127,119 options to Mr. Katzman, Director and Chairman, in lieu of a consultancy fee of € 0.15 million.

The movement in the number of share options outstanding and their related average exercise price is as follows:

	Weighted
	average exercise
	price of share	Number of
2012	options €	share options
As at 1 January	2.99	5,372,171
Granted	3.63	227,119
Exercised	1.21	(408,333)
Returned to the pool	0.97	(59,998)
As at 31 December	2.98	5,130,959

	Weighted
	average exercise
	price of share	Number of
2011	options €	share options
As at 1 January	2.97	5,022,169
Granted	3.69	986,668
Exercised	1.22	(171,667)
Returned to the pool	3.44	(464,999)
As at 31 December	2.99	5,372,171

Share options outstanding as at 31 December 2012 have the following vesting year and weighted average exercise prices:

Vesting year	Weighted average exercise price of share options €	Number of share options
2009	0.82	18,335
2010	0.84	626,667
2011	2.21	1,255,173
2012	3.74	1,146,831
2013	3.85	1,310,168
2014	3.44	346,666
2015	3.38	427,119

Note:	Exercise prices take into account dividends paid.

Out of the total of 7,212,621 granted share options, 3,047,006 share options were exercisable at 31 December 2012 and 408,333 share options were exercised during the year 2012. The total number of the outstanding options was 5,130,959 as at 31 December 2012.

The weighted average fair value of options granted was determined using Black-Scholes options valuation model as at the date of grant and was approximately € 1.24 per option for the year 2012. The significant inputs into the model were the weighted average share price as at the date of grant of € 3.73 for the year 2012, the exercise price shown above, a volatility of 31.00%-61.61% depending on the grant date, the time remaining to the vesting date, and an annual risk-free interest rate of 0.84%-0.97% depending on the grant date. The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of daily share prices over the last five years. The volatility and annual risk-free interest rate were consulted with a third party expert.

Hedging reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

64

Notes to the Financial Statements

2.18 Borrowings

	2012	2011
Borrowings	€’000	€’000
Bonds	193,958	242,826
Bank loans	343,103	315,934
Other loans	—	9,232
Total	537,061	567,992

Bonds

On 29 June 2012, Atrium announced € 50.6 million nominal value of acceptances of its 2003 bond buy back tender offer. The offer closed on 28 June 2012 and settlement took place on 3 July 2012. The net loss resulting from the bond buy back was € 1.5 million.

The borrowings are repayable as follows:

	2012	2011
Borrowings total	€’000	€’000
Due within one year	74,986	25,330
In second year	6,557	126,277
In third to fifth year inclusive	347,089	191,006
After five years	108,429	225,379
Total	537,061	567,992

During 2011, Atrium completed various bond buy backs at their nominal value; being € 20.0 million of the 2008 bond, € 24.6 million of the 2005 bond, € 10.1 million of the 2003 bond and € 11.1 million of the 2001 bond. The Group redeemed all the remaining 2001 bonds upon their maturity in December 2011 for the nominal value of € 22.4 million.

2012

Bond/Issue year	Currency	Interest rate		Average maturity	Maturity	Book value €’000	Fair value €’000	Effective interest rate
Atrium European Real Estate Limited 2003	EUR	6.0%		0.6	2013	11,975	12,277	6.2%
Atrium European Real Estate Limited 2003	EUR	5.5	%*	0.6	2013	27,181	27,883	5.6%
Atrium European Real Estate Limited 2005	EUR	4.4%		2.6	2015	40,003	42,825	5.1%
Atrium European Real Estate Limited 2005	EUR	4.0	%*	4.7	2017	82,990	87,855	4.5%
Atrium European Real Estate Limited 2005	CZK	2.4	%*	2.6	2015	31,809	31,665	2.9%
Total/Average		4.1%		3.5		193,958	202,505	4.6%

2011

Bond/Issue year	Currency	Interest rate		Average maturity	Maturity	Book value €’000	Fair value €’000	Effective interest rate
Atrium European Real Estate Limited 2003	EUR	6.0%		1.6	2013	25,914	26,716	6.6%
Atrium European Real Estate Limited 2003	EUR	5.5	%*	1.6	2013	63,617	65,407	5.9%
Atrium European Real Estate Limited 2005	EUR	4.4%		3.6	2015	39,985	40,392	5.0%
Atrium European Real Estate Limited 2005	EUR	4.0	%*	5.7	2017	82,419	79,452	4.5%
Atrium European Real Estate Limited 2005	CZK	2.7	%*	3.6	2015	30,891	28,938	3.2%
Total/Average		4.5%		3.6		242,826	240,905	5.0%

*	Bonds bear variable interest rates as disclosed in note 3.12.

	Fair value of	Fair value of
	pledged invest-	pledged invest-
	ment properties	ment properties
	2012	2011
Collateral	€’000	€’000
Bond 2003	153,460	152,696
Bond 2005	447,223	434,214
Total	600,683	586,910

Annual Financial Report 2012	65

Notes to the Financial Statements

Loans

In December 2012, an Atrium subsidiary entered into a new loan agreement of € 50 million with Berlin-Hannoversche Hypothekenbank AG. During the year ended 31 December 2012, Atrium also completed early repayments of four loans totalling € 16.4 million of which two loans of € 10.6 million issued by EUROHYPO AG bank including € 0.2 million costs connected with these early repayments. The loans were originally scheduled to mature in October 2012. Two other loans of € 5.8 million were repaid to Österreichische Volksbanken-AG bank including € 0.4 million costs connected with these early repayments. The loans were originally scheduled to mature in December 2015 and April 2016. Also during 2012, Atrium settled a third party loan of
€ 9.2 million with Bulwer International Inc.

In 2011, Atrium subsidiaries entered into three new loan agreements of € 105.0 million, € 31.0 million and
€ 115.0 million in order to finance two acquisitions of shopping centres in Poland and one in the Czech Republic, respectively. Additionally, Atrium repaid the loan of € 12.0 million from Bank für Arbeit und Wirtschaft AG upon maturity.

In order to mitigate interest rate risks associated with two loan agreements of € 105.0 million and € 115.0 million, the Group entered into interest rate swap agreements under which it receives 3-month Euribor as at the interest payment dates and pays a fixed interest. The cash outflow as a result of interest payments will then match the cash inflow received under the swap agreement.

Most of the loans are subject to normal course of business Loan To Value (“LTV”) and Debt Service Coverage Ratio (“DSCR”) covenant tests, all of which were met throughout the year.

2012

Lender	Currency	Interest rate		Average maturity	Maturity	Book value €’000	Fair value €’000	Effective interest rate
Berlin-Hannoversche Hypothekenbank AG	EUR	4.7	%**	3.4	2016	102,831	102,421	5.1%
Rel Ibis Sp. z.o.o.	EUR	4.0%		0.9	2013	29,938	30,404	4.5%
Berlin-Hannoversche Hypothekenbank AG	EUR	3.1%		5.0	2017	48,793	50,792	3.6%
Berlin-Hannoversche Hypothekenbank AG and Erste Group Bank AG	EUR	4.1	%**	8.9	2021	113,105	112,700	4.3%
Erste bank AG	EUR	3.0	%*	2.8	2015	2,360	2,394	3.0%
UniCredit Bank Slovakia, a.s.	EUR	2.7	%*	4.3	2017	30,484	30,921	2.7%
UniCredit Bank Slovakia, a.s.	EUR	2.7	%*	4.3	2017	14,092	14,294	2.7%
Ceskoslovenska obchodna banka a.s.	EUR	1.6	%*	8.9	2021	1,500	1,452	1.6%
Total/Average		3.9%		5.3		343,103	345,378	4.2%

*	The loans bear variable interest rates in the range between 3 month Euribor + 0.22% to 1.39%.
**	Hedged interest rates.

66

Notes to the Financial Statements

2011

Lender	Currency	Interest rate		Average maturity	Maturity	Book value €’000	Fair value €’000	Effective interest rate
Berlin-Hannoversche Hypothekenbank AG	EUR	4.7	%**	4.4	2016	103,535	106,060	5.1%
Rel Ibis Sp. z.o.o.	EUR	4.0%		1.9	2013	30,332	31,244	4.5%
Berlin-Hannoversche Hypothekenbank AG and Erste Group Bank AG	EUR	4.1	%**	9.9	2021	113,596	114,808	4.3%
Österreichische Volksbanken-AG	EUR	3.4	%*	4.3	2016	2,652	2,757	3.4%
Österreichische Volksbanken-AG	EUR	6.8%		4.1	2015	3,324	3,802	6.8%
Erste bank AG	EUR	4.1	%*	3.8	2015	3,019	3,357	4.1%
EUROHYPO AG	EUR	6.4%		0.8	2012	10,226	10,534	6.4%
EUROHYPO AG	EUR	6.1%		0.8	2012	316	325	6.1%
UniCredit Bank Slovakia, a.s.	EUR	3.9	%*	5.3	2017	32,345	33,605	3.9%
UniCredit Bank Slovakia, a.s.	EUR	3.9	%*	5.3	2017	14,944	15,527	3.9%
Ceskoslovenska obchodna banka a.s.	EUR	2.7	%*	9.9	2021	1,645	1,619	2.7%
Total/Average		4.3%		6.2		315,934	323,638	4.6%

*	The loans bear variable interest rates in the range between 3 month Euribor + 1.35% to 2.75%.
**	Hedged interest rates.

Collateral	Fair value of pledged investment properties 2012 €’000	Fair value of pledged investment properties 2011 €’000
Berlin-Hannoversche Hypothekenbank AG	549,762	393,662
Ceska sporitelna a.s. (mortgaged under finance lease)	302	267
Ceskoslovenska obchodna banka a.s.	9,110	8,945
Erste Bank AG	15,069	13,660
EUROHYPO AG	—	30,530
Österreichische Volksbanken-AG	—	16,406
Rel Ibis Sp. z o.o.	55,610	56,145
UniCredit Bank Slovakia, a.s.	136,880	129,130
Total	766,733	648,745

Fair value

The fair values of loans and bonds were determined by an external expert. The fair values were determined using discounted cash flow models, zero-cost derivative strategies for fixing the future values of market variables and option pricing models of the Black-Scholes type.

2.19 Derivatives

The Group entered into two interest rate swap contracts (“IRSs”) during 2011. These swaps exchange floating interest rates to fixed interest rates. The swaps are cash flow hedges which are designed to reduce the Group’s cash flow exposure from variable interest rates on certain borrowings.

The IRSs are in a liability position as at 31 December 2012, and have a fair value of approximately € 17.8 million (2011: € 9.1 million). The fair value measurements of the IRSs are derived from inputs other than quoted prices in active markets.

Fair values have been determined with reference to market inputs, the most significant of which are:

•	Quoted EUR yield curve;

•	Quoted CZK yield curve;

•	Volatility of EUR swap rates;

•	Spot exchange rates CZK/EUR; and

•	Fair values of effected market transactions.

The used inputs are either directly (i.e. as prices) or indirectly (i.e. derived from prices) derived. Therefore, these IRSs are classified as ‘’Level 2 Fair value measurements’’ under IFRS 7.

The interest rate swaps have quarterly coupons. The floating rate on the IRSs is the 3 month Euribor and the fixed rates are 2.17% and 2.89% .

The payments and receipts for the IRSs occur simultaneously with the interest payments on the loans. The Group will settle the difference between the fixed and floating interest amounts for the IRSs on a net basis with the respective counter party. The two swaps mature in 2016 and 2018 respectively.

Annual Financial Report 2012	67

Notes to the Financial Statements

2.20 Deferred tax liabilities

Deferred tax liabilities 2012	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax recognised in other comprehensive income €’000	Closing balance €’000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(109,064)	(25,775)	118	(134,721)
Other assets	391	(461)	—	(70)
Liabilities and provisions	11,749	(557)	1,253	12,445
Tax losses carried forward	18,717	2,925	—	21,642
Other	1,449	480	—	1,929
Total deferred tax liabilities	(76,758)	(23,388)	1,371	(98,775)

The amounts recognised in other comprehensive income relate to the net deferred tax asset on the hedging instrument of € 1.3 million (€ 0.4 million deferred tax liabilities related to FX hedge) and the deferred tax asset on foreign exchange differences which relate to the investment properties of € 0.1 million.

Deferred tax liabilities 2011	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax recognised in other comprehensive income €’000	Closing balance €’000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(86,510)	(23,638)	1,084	(109,064)
Other assets	574	(183)	—	391
Liabilities and provisions	7,980	2,522	1,247	11,749
Tax losses carried forward	18,555	162	—	18,717
Other	1,500	(51)	—	1,449
Total deferred tax liabilities	(57,901)	(21,188)	2,331	(76,758)

The amounts recognised in other comprehensive income relate to the deferred tax asset on the hedging instrument of € 1.2 million and the deferred tax asset on foreign exchange differences which relate to the investment properties of € 1.1 million.

2.21 Liabilities from financial leases

The liabilities from financial leases as at 31 December 2012 consist of the liabilities related to long term land leases in Poland, the Czech Republic, Slovakia, Russia, and Latvia. Lease payments are due as follows:

Liabilities from financial leases	2012 Net present value €’000	2012 Undiscounted lease payments €’000	2011 Net present value €’000	2011 Undiscounted lease payments €’000
Due within one year	5,998	6,767	5,475	6,278
Due within two to five years	18,830	26,203	19,752	25,716
Due after five years	28,490	244,138	24,731	220,545
Total	53,318	277,108	49,958	252,539
Amount due within 12 months	5,998	6,767	5,475	6,278
Amount due after more than 12 months	47,320	270,341	44,483	246,261

The lease obligations are mainly denominated in the local currencies of the respective countries. The Group has two material lease arrangements; Atrium Promenada, in Poland, with net present value (“NPV”) € 14.7 million (2011: € 13.5 million) and Kazan Park House, in Russia, with NPV € 10.7 million (2011: € 10.5 million). Four of the properties in the Czech Republic have been financed on the basis of finance lease contracts (2011: 4) with a fair value of € 9.3 million (2011: € 9.3 million).

68

Notes to the Financial Statements

2.22 Other long term liabilities

Other long term liabilities of € 19.7 million (2011: € 17.5 million) principally comprise long term deposits from tenants amounting to € 18.9 million (2011: € 16.9 million), and long term retentions from construction companies.

2.23 Trade and other payables

	2012	2011
Trade and other payables	€’000	€’000
Payables for utilities	2,251	1,288
Payables for consultancy and audit services	788	1,017
Payables for repairs and maintenance	907	888
Payables connected with development/construction	3,201	2,778
Short term liabilities from leasing	5,998	5,475
Short term deposits from tenants	7,947	5,594
Payables for other services	1,383	1,086
Other	332	5,407
Total other financial payables	22,807	23,533
VAT payables	2,507	3,414
Other taxes and fees payables	2,905	1,433
Deferred revenue	3,164	3,128
Other advance payments from tenants	6,606	4,830
Total other non-financial payables	15,182	12,805
Total	37,989	36,338

2.24 Accrued expenditure

Accrued expenditure	2012 €’000	2011 €’000
Accruals for utilities	1,272	2,292
Accruals for consultancy and audit services	2,869	1,948
Accruals for construction services	6,292	1,322
Accruals for interest	3,673	4,856
Accruals for employees compensation	3,434	2,993
Accruals for taxes	2,981	1,554
Other	5,610	7,994
Total	26,131	22,959

2.25 Gross rental income

Gross rental income (“GRI”) includes rental income from the lease of investment properties, rent from advertising areas, communication equipment and other sources.

GRI by country is as follows:

Country	2012 €’000	2012 % of total GRI	2011 €’000	2011 % of total GRI
Poland	73,851	38.2%	64,099	37.2%
Czech Republic	38,629	20.0%	29,687	17.2%
Slovakia	11,248	5.8%	10,808	6.3%
Russia	52,940	27.4%	45,190	26.2%
Hungary	8,567	4.4%	8,222	4.8%
Romania	7,172	3.7%	7,000	4.1%
Latvia	1,068	0.5%	963	0.6%
Turkey	—	—	6,204	3.6%
Total	193,475	100.0%	172,173	100.0%

Annual Financial Report 2012	69

Notes to the Financial Statements

2.26 Service charge income

Service charge income of € 73.8 million (2011: € 68.4 million) represents income from services reinvoiced to tenants and results mainly from reinvoiced utilities, marketing, repairs and maintenance. Expenses to be reinvoiced to tenants are presented under net property expenses together with other operating costs that are not reinvoiced to tenants.

2.27 Net property expenses

Net property expenses	2012 €’000	2011 €’000
Utilities	(29,559)	(27,608)
Security, cleaning & other facility related costs	(11,121)	(13,051)
Real estate tax	(12,492)	(12,397)
Repairs, maintenance and facility management fees	(10,857)	(9,771)
Direct employment costs	(10,724)	(10,438)
Marketing and other consulting	(6,940)	(7,033)
Office related expenses	(734)	(780)
Travel and transport cost	(646)	(637)
Creation of allowance and written off receivables from tenants	(1,559)	(867)
Other	(1,326)	(3,152)
Total	(85,958)	(85,734)

2.28 Net result on acquisitions and disposals

The Group’s disposal of investment properties generated a profit of € 0.8 million (2011: € 31.8 million) during the year ended 31 December 2012. The profit on the divestment of standing investments was € 0.4 million (2011: € 15.6 million) and on the land plots € 0.4 million (2011: € 16.2 million).

2.29 Other depreciation, amortisation and impairments

Other depreciation, amortisation and impairments	2012 €’000	2011 €’000
Impairment of goodwill	(450)	—
Other depreciation and amortisation	(1,385)	(1,392)
Total	(1,835)	(1,392)

2.30 Administrative expenses

Administrative expenses	2012 €’000	2011 €’000
Legal fees	(3,585)	(5,720)
Legacy legal matters	(3,255)	(12,550)
Employee costs	(9,299)	(8,217)
Consultancy and other advisory fees	(4,450)	(4,395)
Audit, audit related and review fees	(1,683)	(1,485)
Expenses related to directors	(816)	(528)
Share based payments	(1,447)	(1,798)
Other	(4,590)	(3,077)
Total	(29,125)	(37,770)

The Group does not have significant defined benefit pension plans.

2.31 Interest income and interest expenses

Interest income of € 3.9 million (2011: € 6.1 million) was mainly derived from bank deposits and interest on the loans provided to third parties, which was subsequently impaired. The decline in interest income in 2012 was mainly due to low interest rates on bank deposits.

The Group’s interest expense of € 23.1 million (2011: € 23.2 million) consists of interest expense on bank loans € 13.1 million (2011: € 9.7 million) and bonds of € 9.8 million (2011: € 11.3 million). The remaining amount relates to the amortised financing expenses of € 1.5 million. In addition to the above mentioned interest expense an additional amount of € 1.3 million (2011: € 2.6 million) was capitalised to the development projects, see note 2.5.

2.32 Other financial income and expenses

Other financial income and expenses	2012 €’000	2011 €’000
Foreign currency differences	7,860	(22,290)
Net profit/(loss) from bond buy backs	(1,519)	923
Impairment of financial instruments	(11,184)	(9,323)
Other financial income/(expenses)	146	(2,651)
Total	(4,697)	(33,341)

2.33 Taxation charge for the year

Taxation charge for the year	2012 €’000	2011 €’000
The taxation for the year consists of:
Corporate income tax current year charge	(2,846)	(3,756)
Deferred tax charge	(16,976)	(23,316)
Adjustments to corporate income tax previous years	(76)	621
Income tax charged to the income statement	(19,898)	(26,451)
Income tax credited/(charged) to comprehensive income	1,371	3,937

The subsidiary companies are subject to taxes for their respective businesses in countries of their registration at the rates prevailing in those jurisdictions.

70

Notes to the Financial Statements

Effective tax rate

A reconciliation between the current year income tax charge and the accounting profit before tax is shown below:

	2012 €’000	2012%	2011 €’000	2011%
Profit before taxation	116,073		169,697
Income tax credit/(charge) using the weighted average applicable tax rates	2,237	1.9%	(3,575)	2.1%
Tax effect of non-taxable income/(non-deductible expenses)	5,008		(21,484)
Tax effect of losses previously not recognised	7,015		4,881
Deferred tax asset not recognised	(33,957)		(10,583)
Tax adjustment of previous years	(76)		621
Other	(125)		3,689
Tax credit/charge	(19,898)		(26,451)
Effective tax rate	(17.1%)		(15.6%)

The Group has not recognised deferred tax assets of € 147.5 million (2011: € 120.6 million) as it is not probable that future taxable profit will be available against which the Group can utilise these benefits. These unrecognised deferred tax assets arose primarily from negative revaluation of investment properties and will expire over a number of years, commencing in 2013, in accordance with local tax legislation.

Unrecognised deferred tax assets Country	2012 €’000	2011 €’000
Poland	14,626	8,955
Czech Republic	1,080	881
Russia	84,934	70,260
Slovakia	33	—
Hungary	2,043	1,454
Romania	6,193	4,859
Latvia	16	2,504
Turkey	11,481	11,276
Netherlands	6,370	5,009
Georgia	6,963	5,439
Ukraine	6,686	6,572
Cyprus	6,950	3,358
Bulgaria	133	—
Total	147,508	120,567

The Group is liable for taxation on taxable profits in the following jurisdictions at the rates below:

Corporate income tax rates	2012	2011
Poland	19.0%	19.0%
Czech Republic	19.0%	19.0%
Slovakia	19.0%	19.0%
Russia	20.0%	20.0%
Hungary	10.0%[1]	10.0%[1]
Romania	16.0%	16.0%
Latvia	15.0%	15.0%
Turkey	20.0%	20.0%
Bulgaria	10.0%	10.0%
Cyprus	10.0%	10.0%
Denmark	25.0%	25.0%
Georgia	15.0%	15.0%
Italy	27.5%[2]	27.5%[2]
Jersey	0.0%	0.0%
Netherlands	25.0%[3]	25.0%[3]
Sweden	26.3%	26.3%
Spain	30.0%[4]	30.0%[4]
Ukraine	21.0%[5]	23.0%[5]

1.	Effective from 1 July 2010, a 10% tax rate applies to a tax base up to HUF 500 million, with a 19% rate applying to a tax base exceeding this amount.
2.	The corporate income tax rate is 27.5% plus local tax due (generally 3.9%) .
3.	As of 1 January 2011, the rate applying to taxable profits exceeding € 0.2 million is 25%. Below this amount a 20% tax rate is applicable to taxable profit.
4.	The regular corporate income tax rate is 30%, however a 25% rate is imposed on profits up to € 0.3 million and if the annual turnover is less than € 10 million.
5.	The rate decreased from 23% to 21% on 1 January 2012.

Deferred taxes were calculated in accordance with these tax rate changes.

Annual Financial Report 2012	71

Notes to the Financial Statements

2.34 Earnings per share

The calculation of basic earnings per share of € 0.26 (2011: € 0.39) as at 31 December 2012 was based on the profit after taxation attributable to ordinary shareholders of € 98.7 million (2011: € 145.3 million) and the weighted average number of ordinary shares outstanding of 373,075,076 (2011: 372,840,525).

The basic and diluted earnings per share are the same for the years ended 31 December 2012 and 31 December 2011.

Number of shares	2012	2011
Issued ordinary shares at 1 January	372,892,253	372,696,326
Shares issued in January 2011		55,000
Shares issued in April 2011		116,667
Shares issued in October 2011		24,260
Shares issued in January 2012	25,000
Shares issued in April 2012	63,274
Shares issued in June 2012	30,000
Shares issued in July 2012	25,000
Shares issued in September 2012	249,896
Shares issued in October 2012	40,000
Shares issued in December 2012	63,333
Total number of shares at 31 December	373,388,756	372,892,253
Weighted average number of shares at 31 December	373,075,076	372,840,525

72

Notes to the Financial Statements

2.35 Segment reporting

Reportable segments in 2012

For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	193,475	—	—	193,475
Service charge income	73,762	—	—	73,762
Net property expenses	(85,958)	—	—	(85,958)
Net rental income	181,279	—	—	181,279
Net result on acquisitions and disposals	427	366	—	793
Cost connected with developments and land	—	(6,161)	—	(6,161)
Revaluation of investment properties	58,533	(63,494)	—	(4,961)
Other depreciation and amortisation	(1,430)	—	(405)	(1,835)
Administrative expenses	(11,278)	(1,081)	(16,766)	(29,125)
Net operating profit/(loss)	227,531	(70,370)	(17,171)	139,990
Interest income	219	19	3,645	3,883
Interest expense	(22,363)	(735)	(5)	(23,103)
Other financial income/(expenses)	(6,899)	8,732	(6,530)	(4,697)
Profit/loss before taxation for the year	198,488	(62,354)	(20,061)	116,073
Taxation credit/(charge) for the year	(19,272)	562	(1,188)	(19,898)
Profit/(loss) after taxation for the year	179,216	(61,792)	(21,249)	96,175
Investment properties	2,185,336	538,395	—	2,723,731
Additions to investment properties	40,379	27,481	—	67,860
Segment assets	2,262,704	586,947	218,890 *	3,068,541
Segment liabilities	695,464	83,150	8,555	787,169

*	The amount mainly relates to cash and cash equivalents.

Annual Financial Report 2012	73

Notes to the Financial Statements

Reportable segments in 2011

For the year ended 31 December 2011	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	172,173	—	—	172,173
Service charge income	68,431	—	—	68,431
Net properties expenses	(85,734)	—	—	(85,734)
Net rental income	154,870	—	—	154,870
Net result on acquisitions and disposals	15,567 **	16,224	—	31,791
Cost connected with developments and land	—	(4,660)	—	(4,660)
Revaluation of investment properties	128,706	(51,385)	—	77,321
Other depreciation and amortisation	(417)	—	(975)	(1,392)
Administrative expenses	(9,612)	(1,147)	(27,011)	(37,770)
Net operating profit/(loss)	289,114	(40,968)	(27,986)	220,160
Interest income	806	—	5,314	6,120
Interest expense	(19,035)	(3,121)	(1,086)	(23,242)
Other financial expenses	(5,956)	(6,682)	(20,703)	(33,341)
Profit/ (loss) before taxation of the year	264,929	(50,771)	(44,461)	169,697
Taxation credit/(charge) for the year	(27,707)	1,790	(534)	(26,451)
Profit/(loss) after taxation for the year	237,222	(48,981)	(44,995)	143,246
Investment properties	2,077,246	587,351	—	2,664,597
Additions to investment properties	431,460	22,352	—	453,812
Segment assets	2,156,277	639,880	244,544 *	3,040,701
Segment liabilities	665,095	105,116	5,947	776,158

*	The amount mainly relates to cash and cash equivalents.
**	The amount mainly relates to the settlement agreement with Multi investment BV.

74

Notes to the Financial Statements

Geographical segments by business sector in 2012

		Poland				Czech Republic
For the year ended 31 December 2012	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000
Gross rental income	73,851	—	—	73,851	38,629	—	—	38,629
Service charge income	27,949	—	—	27,949	11,424	—	—	11,424
Net property expenses	(28,223)	—	—	(28,223)	(15,036)	—	—	(15,036)
Net rental income	73,577	—	—	73,577	35,017	—	—	35,017
Net result on acquisitions and disposals	427	(24)	—	403	—	—	—	—
Cost connected with developments and land	—	109	—	109	—	—	—	—
Revaluation of investment properties	25,681	(11,677)	—	14,004	59	2,433	—	2,492
Other depreciation and amortisation	(222)	—	—	(222)	(263)	—	—	(263)
Administrative expenses	(4,939)	(226)	513	(4,652)	(3,086)	(11)	146	(2,951)
Net operating profit/(loss)	94,524	(11,818)	513	83,219	31,727	2,422	146	34,295
Interest income	108	9	9	126	58	—	—	58
Interest expense	(10,016)	(186)	—	(10,202)	(6,441)	(5)	—	(6,446)
Other financial expenses	(4,489)	(235)	(100)	(4,824)	(1,097)	(3)	(5)	(1,105)
Profit/(loss) before taxation	80,127	(12,230)	422	68,319	24,247	2,414	141	26,802
Taxation credit/(charge) for the year	(7,084)	174	(135)	(7,045)	(3,873)	(12)	(376)	(4,261)
Profit/(loss) after taxation for the year	73,043	(12,056)	287	61,274	20,374	2,402	(235)	22,541
Investment properties	1,030,350	143,125	—	1,173,475	445,901	4,776	—	450,677
Additions to investment properties	14,785	23,018	—	37,803	5,164	425	—	5,589
Segment assets	1,059,616	153,154	2,657	1,215,427	461,909	4,783	1,071	467,763
Segment liabilities	343,680	23,249	27	366,956	176,827	251	—	177,078

Annual Financial Report 2012	75

Notes to the Financial Statements

		Slovakia				Russia
For the year ended 31 December 2012	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000
Gross rental income	11,248	—	—	11,248	52,940	—	—	52,940
Service charge income	5,703	—	—	5,703	22,157	—	—	22,157
Net property expenses	(5,803)	—	—	(5,803)	(27,408)	—	—	(27,408)
Net rental income	11,148	—	—	11,148	47,689	—	—	47,689
Net result on acquisitions and disposals	—	—	—	—	—	377	—	377
Cost connected with developments and land	—	—	—	—	—	(3,307)	—	(3,307)
Revaluation of investment properties	6,593	(13)	—	6,580	37,523	(38,028)	—	(505)
Other depreciation and amortisation	(214)	—	—	(214)	(88)	—	—	(88)
Administrative expenses	(754)	(1)	50	(705)	(1,450)	(618)	(101)	(2,169)
Net operating profit/ (loss)	16,773	(14)	50	16,809	83,674	(41,576)	(101)	41,997
Interest income	1	—	—	1	27	3	—	30
Interest expense	(1,727)	—	—	(1,727)	(3,104)	(151)	—	(3,255)
Other financial income / (expenses)	(34)	—	(3)	(37)	(889)	1,371	(63)	419
Profit/(loss) before taxation	15,013	(14)	47	15,046	79,708	(40,353)	(164)	39,191
Taxation credit/(charge) for the year	(3,274)	(2)	(70)	(3,346)	(5,155)	42	(301)	(5,414)
Profit/(loss) after taxation for the year	11,739	(16)	(23)	11,700	74,553	(40,311)	(465)	33,777
Investment properties	145,990	54	—	146,044	394,375	145,230	—	539,605
Additions to investment properties	1,320	13	—	1,333	16,962	3,884	—	20,846
Segment assets	151,421	56	653	152,130	412,614	149,953	3,085	565,652
Segment liabilities	64,964	51	—	65,015	87,779	24,113	506	112,398

76

Notes to the Financial Statements

		Hungary				Romania
For the year ended 31 December 2012	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000
Gross rental income	8,567	—	—	8,567	7,172	—	—	7,172
Service charge income	3,383	—	—	3,383	2,151	—	—	2,151
Net property expenses	(4,900)	—	—	(4,900)	(2,894)	—	—	(2,894)
Net rental income	7,050	—	—	7,050	6,429	—	—	6,429
Net result on acquisitions and disposals	—	—	—	—	—	—	—	—
Cost connected with developments and land	—	—	—	—	—	(54)	—	(54)
Revaluation of investment properties	(9,644)	—	—	(9,644)	(1,068)	(9,365)	—	(10,433)
Other depreciation and amortisation	(559)	—	—	(559)	(58)	—	—	(58)
Administrative expenses	(517)	—	(54)	(571)	(486)	(5)	(73)	(564)
Net operating profit/(loss)	(3,670)	—	(54)	(3,724)	4,817	(9,424)	(73)	(4,680)
Interest income	15	—	1	16	10	—	—	10
Interest expense	(425)	—	—	(425)	(446)	(47)	—	(493)
Other financial income / (expenses)	(363)	—	1	(362)	(5)	(3)	(2)	(10)
Profit/(loss) before taxation	(4,443)	—	(52)	(4,495)	4,376	(9,474)	(75)	(5,173)
Taxation credit for the year	724	—	—	724	—	—	8	8
Profit/(loss) after taxation for the year	(3,719)	—	(52)	(3,771)	4,376	(9,474)	(67)	(5,165)
Investment properties	82,870	—	—	82,870	70,700	12,173	—	82,873
Additions to investment properties	1,529	—	—	1,529	468	—	—	468
Segment assets	90,006	—	478	90,484	71,435	12,464	294	84,193
Segment liabilities	11,011	—	—	11,011	7,154	4,801	55	12,010

Annual Financial Report 2012	77

Notes to the Financial Statements

		Latvia			Turkey, Bulgaria, Ukraine, Georgia
For the year ended 31 December 2012	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000
Gross rental income	1,068	—	—	1,068	—	—	—	—
Service charge income	995	—	—	995	—	—	—	—
Net property expenses	(1,694)	—	—	(1,694)	—	—	—	—
Net rental income	369	—	—	369	—	—	—	—
Net result on acquisitions and disposals	—	—	—	—	—	13	—	13
Cost connected with developments and land	—	—	—	—	—	(2,003)	—	(2,003)
Revaluation of investment properties	(611)	—	—	(611)	—	(6,844)	—	(6,844)
Other depreciation and amortisation	(26)	—	—	(26)	—	—	(29)	(29)
Administrative expenses	(46)	—	(3)	(49)	—	(220)	(386)	(606)
Net operating loss	(314)	—	(3)	(317)	—	(9,054)	(415)	(9,469)
Interest income	—	—	—	—	—	7	—	7
Interest expense	(204)	—	—	(204)	—	(346)	—	(346)
Other financial income / (expenses)	(22)	—	(1)	(23)	—	7,602	2	7,604
Loss before taxation	(540)	—	(4)	(544)	—	(1,791)	(413)	(2,204)
Taxation credit/(charge) for the year	(610)	—	—	(610)	—	360	—	360
Loss after taxation for the year	(1,150)	—	(4)	(1,154)	—	(1,431)	(413)	(1,844)
Investment properties	15,150	—	—	15,150	—	233,037	—	233,037
Additions to investment properties	151	—	—	151	—	141	—	141
Segment assets	15,689	—	54	15,743	—	266,551	102	266,653
Segment liabilities	4,049	—	—	4,049	—	30,685	—	30,685

78

Notes to the Financial Statements

		Reconciling
For the year ended 31 December 2012	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000
Gross rental income	—	—	—	—
Service charge income	—	—	—	—
Net property expenses	—	—	—	—
Net rental income	—	—	—	—
Net result on acquisitions and disposals	—	—	—	—
Cost connected with developments and land	—	(906)	—	(906)
Revaluation of investment properties	—	—	—	—
Other depreciation and amortisation	—	—	(376)	(376)
Administrative expenses	—	—	(16,858)	(16,858)
Net operating loss	—	(906)	(17,234)	(18,140)
Interest income	—	—	3,635	3,635
Interest expense	—	—	(5)	(5)
Other financial expenses	—	—	(6,359)	(6,359)
Loss before taxation	—	(906)	(19,963)	(20,869)
Taxation charge for the year	—	—	(314)	(314)
Loss after taxation for the year	—	(906)	(20,277)	(21,183)
Investment properties	—	—	—	—
Additions to investment properties	—	—	—	—
Segment assets	—	—	210,496	210,496
Segment liabilities	—	—	7,967	7,967

Annual Financial Report 2012	79

Notes to the Financial Statements

Geographical segments by business sector in 2011

		Poland				Czech Republic
For the year ended 31 December 2011	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000
Gross rental income	64,099	—	—	64,099	29,687	—	—	29,687
Service charge income	24,559	—	—	24,559	7,961	—	—	7,961
Net property expenses	(26,171)	—	—	(26,171)	(11,885)	—	—	(11,885)
Net rental income	62,487	—	—	62,487	25,763	—	—	25,763
Net result on acquisitions and disposals	—	162	—	162	—	—	—	—
Cost connected with developments and land	—	(731)	—	(731)	—	—	—	—
Revaluation of investment properties	62,415	(15,208)	—	47,207	9,747	(96)	—	9,651
Other depreciation and amortisation	(9)	—	(198)	(207)	(82)	—	(95)	(177)
Administrative expenses	(3,798)	(241)	(29)	(4,068)	(2,243)	(13)	(42)	(2,298)
Net operating profit/(loss)	121,095	(16,018)	(227)	104,850	33,185	(109)	(137)	32,939
Interest income	616	—	13	629	91	—	—	91
Interest expense	(6,471)	(442)	(1)	(6,914)	(6,592)	(27)	—	(6,619)
Other financial income/(expenses)	1,837	(282)	6	1,561	(723)	30	(13)	(706)
Profit/(loss) before taxation	117,077	(16,742)	(209)	100,126	25,961	(106)	(150)	25,705
Taxation credit/(charge) for the year	(13,687)	419	—	(13,268)	(3,820)	(12)	(224)	(4,056)
Profit/(loss) after taxation for the year	103,390	(16,323)	(209)	86,858	22,141	(118)	(374)	21,649
Investment properties	986,215	142,276	—	1,128,491	435,214	1,873	—	437,087
Additions to investment properties	230,723	15,024	—	245,747	190,334	96	—	190,430
Segment assets	1,009,603	155,310	—	1,164,913	453,128	1,918	223	455,269
Segment liabilities	284,340	31,299	1,071	316,710	187,287	327	447	188,061

80

Notes to the Financial Statements

		Slovakia				Russia
For the year ended 31 December 2011	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000
Gross rental income	10,808	—	—	10,808	45,190	—	—	45,190
Service charge income	5,675	—	—	5,675	21,485	—	—	21,485
Net property expenses	(5,861)	—	—	(5,861)	(29,186)	—	—	(29,186)
Net rental income	10,622	—	—	10,622	37,489	—	—	37,489
Net result on acquisitions and disposals	—	—	—	—	—	(55)	—	(55)
Cost connected with developments and land	—	(100)	—	(100)	—	(1,245)	—	(1,245)
Revaluation of investment properties	8,504	(78)	—	8,426	46,839	(18,558)	—	28,281
Other depreciation and amortisation	(125)	—	(41)	(166)	(55)	—	(45)	(100)
Administrative expenses	(1,279)	—	13	(1,266)	(1,025)	(277)	(538)	(1,840)
Net operating profit/(loss)	17,722	(178)	(28)	17,516	83,248	(20,135)	(583)	62,530
Interest income	1	—	—	1	64	—	—	64
Interest expense	(2,084)	—	—	(2,084)	(2,716)	(468)	—	(3,184)
Other financial income/(expenses)	(32)	—	—	(32)	(6,614)	706	601	(5,307)
Profit/(loss) before taxation	15,607	(178)	(28)	15,401	73,982	(19,897)	18	54,103
Taxation credit/(charge) for the year	(2,706)	—	(109)	(2,815)	(4,272)	34	(379)	(4,617)
Profit/(loss) after taxation for the year	12,901	(178)	(137)	12,586	69,710	(19,863)	(361)	49,486
Investment properties	138,075	54	—	138,129	339,847	178,792	—	518,639
Additions to investment properties	4,318	78	—	4,396	4,646	7,927	—	12,573
Segment assets	143,433	54	227	143,714	363,911	183,154	—	547,065
Segment liabilities	66,139	—	120	66,259	95,655	23,096	1,205	119,956

Annual Financial Report 2012	81

Notes to the Financial Statements

		Hungary				Romania
For the year ended 31 December 2011	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000
Gross rental income	8,222	—	—	8,222	7,000	—	—	7,000
Service charge income	3,393	—	—	3,393	2,520	—	—	2,520
Net property expenses	(4,790)	—	—	(4,790)	(2,961)	—	—	(2,961)
Net rental income	6,825	—	—	6,825	6,559	—	—	6,559
Net result on acquisitions and disposals	—	—	—	—	—	—	—	—
Cost connected with developments and land	—	—	—	—	—	(322)	—	(322)
Revaluation of investment properties	(455)	—	—	(455)	2,033	—	—	2,033
Other depreciation and amortisation	(98)	—	(65)	(163)	(20)	—	(24)	(44)
Administrative expenses	(584)	—	(29)	(613)	(527)	(38)	(3)	(568)
Net operating profit/(loss)	5,688	—	(94)	5,594	8,045	(360)	(27)	7,658
Interest income	16	—	2	18	9	—	—	9
Interest expense	(551)	—	—	(551)	(412)	(290)	—	(702)
Other financial income/(expenses)	272	—	(4)	268	335	(1)	(2)	332
Profit/(loss) before taxation	5,425	—	(96)	5,329	7,977	(651)	(29)	7,297
Taxation credit/(charge) for the year	(527)	—	30	(497)	(253)	—	—	(253)
Profit/(loss) after taxation for the year	4,898	—	(66)	4,832	7,724	(651)	(29)	7,044
Investment properties	90,985	—	—	90,985	71,300	21,537	—	92,837
Additions to investment properties	1,125	—	—	1,125	277	—	—	277
Segment assets	98,126	—	56	98,182	72,207	21,852	358	94,417
Segment liabilities	18,175	—	359	18,534	9,308	6,150	174	15,632

82

Notes to the Financial Statements

		Latvia			Turkey, Bulgaria, Ukraine, Georgia
For the year ended 31 December 2011	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000
Gross rental income	963	—	—	963	6,204	—	—	6,204
Service charge income	931	—	—	931	1,907	—	—	1,907
Net property expenses	(1,532)	—	—	(1,532)	(3,348)	—	—	(3,348)
Net rental income	362	—	—	362	4,763	—	—	4,763
Net result on acquisitions and disposals	—	—	—	—	15,567	16,117	—	31,684
Cost connected with developments and land	—	—	—	—	—	(1,567)	—	(1,567)
Revaluation of investment properties	(377)	—	—	(377)	—	(17,445)	—	(17,445)
Other depreciation and amortisation	—	—	(10)	(10)	(28)	—	(37)	(65)
Administrative expenses	(55)	—	—	(55)	(101)	(578)	(115)	(794)
Net operating profit/(loss)	(70)	—	(10)	(80)	20,201	(3,473)	(152)	16,576
Interest income	—	—	—	—	9	—	—	9
Interest expense	(195)	—	—	(195)	(15)	(1,894)	—	(1,909)
Other financial income / (expenses)	(55)	—	—	(55)	(976)	(7,135)	1	(8,110)
Profit/(loss) before taxation	(320)	—	(10)	(330)	19,219	(12,502)	(151)	6,566
Taxation charge for the year	—	—	—	—	(2,442)	1,349	—	(1,093)
Profit/(loss) after taxation for the year	(320)	—	(10)	(330)	16,777	(11,153)	(151)	5,473
Investment properties	15,610	—	—	15,610	—	242,819	—	242,819
Additions to investment properties	37	—	—	37	—	(773)	—	(773)
Segment assets	15,869	—	70	15,939	—	277,592	111	277,703
Segment liabilities	4,191	—	35	4,226	—	44,244	22	44,266

Annual Financial Report 2012	83

Notes to the Financial Statements

		Reconciling
For the year ended 31 December 2011	Standing investment segment €’000	Develop- ment segment €’000	Reconciling item €’000	Total €’000
Gross rental income	—	—	—	—
Service charge income	—	—	—	—
Net property expenses	—	—	—	—
Net rental income	—	—	—	—
Net result on acquisitions and disposals	—	—	—	—
Cost connected with developments and land	—	(695)	—	(695)
Revaluation of investment properties	—	—	—	—
Other depreciation and amortisation	—	—	(460)	(460)
Administrative expenses	—	—	(26,268)	(26,268)
Net operating loss	—	(695)	(26,728)	(27,423)
Interest income	—	—	5,299	5,299
Interest expense	—	—	(1,085)	(1,085)
Other financial income / (expenses)	—	—	(21,292)	(21,292)
Loss before taxation	—	(695)	(43,806)	(44,501)
Taxation credit for the year	—	—	148	148
Loss after taxation for the year	—	(695)	(43,658)	(44,353)
Investment properties	—	—	—	—
Additions to investment properties	—	—	—	—
Segment assets	—	—	243,499	243,499
Segment liabilities	—	—	2,514	2,514

84

Notes to the Financial Statements

2.36 Investment in Group undertakings

During the year ended 31 December 2012:

•	Atrium established new companies in the Czech Republic, Georgia, Hungary, The Netherlands, Poland and Spain in order to facilitate efficient portfolio management initiatives. The new companies were: Atrium Alfa Czech Republic s.r.o., Atrium Pardubice Czech Republic s.r.o., Atrium Černého Czech Republic s.r.o., Atrium Beta Czech Republic s.r.o., Atrium Gamma Czech Republic s.r.o., Atrium Kappa Czech Republic s.r.o., Atrium Ostrava Czech Republic s.r.o., Atrium Zlín Czech Republic s.r.o., Atrium Delta Czech Republic s.r.o., and Atrium Lambda Czech Republic s.r.o., Atrium Alpha LLC, Atrium Alfa HU Kft, Atrium Beta HU Kft, Atrium Europe B.V., Atrium Hungarian Holding 1 B.V., Atrium Hungarian Holding 2 B.V., Atrium Hungarian Holding 3 B.V., Atrium Hungarian Holding 4 B.V., Atrium Hungarian Holding 5 B.V., Atrium Hungarian Holding 6 B.V., Atrium Hungarian Holding 7 B.V., Atrium Hungarian Holding 8 B.V., Atrium Russian Holding 1 B.V., Atrium Russian Holding 2 B.V., Ipopema 77 FIZ and Atrium European Real Estate Spain S.L.U.

•	Atrium acquired the remaining 23% of the shares in the company MD TIME HOLDING LIMITED and now owns 100% of this entity and its subsidiaries. MD CE Holding Limited, a 100% owned subsidiary of Atrium, purchased 20% of the shares in the company MD REAL ESTATE MANAGEMENT LTD and now owns 100% of this entity and its subsidiary. Total consideration paid and transaction costs amounted to € 9.0 million. Accordingly, as there is no longer any non-controlling interest (“NCI”), the negative historic NCI balance of € 12.4 million was eliminated.
•	BROADVALE HOLDINGS LIMITED, a 100% owned subsidiary of Atrium, purchased 15% of the shares in the company PATTONGATE TRADING LIMITED and now owns 100% of this entity and its subsidiary. Total consideration paid and transaction costs amounted to € 0.4 million. Accordingly, as there is no longer any non-controlling interest (“NCI”), the negative historic NCI balance of € 2.9 million was eliminated.

The change in the parent’s ownership interest in the respective subsidiaries is accounted for directly in equity as there is no change in control and the impact was a decrease of € 24.7 million.

2.37 Merger

In 2012, OOO Foras Magnitogorsk, OOO Foras Kislovodsk and OOO Foras Sergiev Posad merged into OOO Manhattan Brateevo. All assets and liabilities of OOO Foras Magnitogorsk, OOO Foras Kislovodsk and OOO Foras Sergiev Posad were combined with OOO Manhattan Brateevo. As a result of the merger, deferred tax assets of € 2.0 million were recognised.

2.38 Categories of financial instruments

The Group distinguishes the following categories of financial instruments:

2012	Carrying amount €’000	Loans and receivables €’000	Financial liabilities at amortised cost €’000	Financial liabilities at fair value €’000
Financial assets
Long term loans	36,592	36,592	—	—
Receivables from tenants	18,037	18,037	—	—
Other receivables	2,584	2,584	—	—
Short term loans	59	59	—	—
Cash and cash equivalents	207,843	207,843	—	—
Total financial assets	265,115	265,115	—	—
Financial liabilities
Long term borrowings	462,075	—	462,075	—
Derivatives	17,828	—	—	17,828
Long term liabilities from leases	47,320	—	47,320	—
Other long term liabilities	19,730	—	19,730	—
Trade and other payables	22,807	—	22,807	—
Payables related to acquisitions	389	—	389	—
Accrued expenditure	26,131	—	26,131	—
Short term borrowings	74,986	—	74,986	—
Total financial liabilities	671,266	—	653,438	17,828

Annual Financial Report 2012	85

Notes to the Financial Statements

2011	Carrying amount €’000	Loans and receivables €’000	Financial liabilities at amortised cost €’000	Financial liabilities at fair value €’000
Financial assets
Long term loans	41,240	41,240	—	—
Receivables from tenants	14,267	14,267	—	—
Other receivables	3,062	3,062	—	—
Short term loans	101	101	—	—
Cash and cash equivalents	234,924	234,924	—	—
Total financial assets	293,594	293,594	—	—
Financial liabilities
Long term borrowings	542,662	—	542,662	—
Derivatives	9,060	—	—	9,060
Long term liabilities from leases	44,483	—	44,483	—
Other long term liabilities	17,457	—	17,457	—
Trade and other payables	23,533	—	23,533	—
Payables related to acquisitions	485	—	485	—
Accrued expenditure	22,959	—	22,959	—
Short term borrowings	25,330	—	25,330	—
Total financial liabilities	685,969	—	676,909	9,060

The fair values of bonds and loans presented under long term financial liabilities are disclosed in note 2.18. The remaining financial liabilities are stated at amortised cost which is deemed not to be significantly different from fair value. The fair values of the financial assets are deemed to equal their book values. The Group has pledged some cash as collateral, for more information see note 2.15.

2.39 Risk management

The objective of the Group is to manage, invest and develop commercial real estate in Central and Eastern Europe, South Eastern Europe and Russia in order to increase their intrinsic value. In the initial phase of growth a group company (a subsidiary) mainly relies on equity, and to a smaller extent debt, as a source of financing. The Group has always applied a conservative funding strategy.

Group executive management constantly assesses and reports the risk exposures of the Group to the Board of Directors. Together with monthly management reporting, Board meetings are held at least quarterly.

The capital structure of the Group is described in note 2.16.

Development risk

Since 2004, the Group has been active in property development and is therefore exposed to certain development risks.

Development risk relates to the construction of investment properties. The main risks arising on development are commercial, financial, technical and procedural risks. Examples of commercial and financial risks are letting risks and risks connected with foreign exchange rate fluctuations. To mitigate commercial and financial risks, before any project is started a detailed analysis of the market conditions is performed and the situation is monitored during the whole construction process. Technical risks include for example design risk, construction risk and environmental risks. Procedural and technical risks are mitigated also by a primary detailed analysis. Further, the Group uses external professionals to deal with procedural actions, project design, project management, construction and other associated matters. Although management has implemented controls to mitigate development risk, the turbulence on the global real estate markets has required management to redesign and reconsider many of the projects.

Developments which are found to be incompatible with the Group’s development objectives are carefully reviewed by the Group’s development and design teams in order to find the best configurations for continued development in the existing market conditions. This may include re-designing the property to allow for a better utilisation of building rights, space and gross lettable area, the thorough analysis and improvement of development budgets, re-scheduling construction and re-negotiating enabling agreements where appropriate.

Credit risk

Credit risk is defined as unforeseen losses on financial assets if counterparties should default.

The credit worthiness of tenants is closely monitored by a regular review of accounts receivable. Rents from tenants are generally payable in advance.

Atrium attempts to minimise concentration of credit risk by spreading the exposure over a large number of counterparties.

86

Notes to the Financial Statements

The credit risk exposure is comprised of normal course of business transactions with third parties and associates.

Furthermore, the Group holds collateral from tenants which would reduce the financial impact on the Group in the event of default. The collateral is represented by deposits from tenants and cover rents of one to three months. In 2012, the Group had secured long term deposits from tenants amounting to € 18.9 million (2011: € 16.9 million) and short term deposits amounting to € 7.9 million (2011: € 5.6 million).

The table in note 2.12 provides an ageing analysis of receivables from tenants and gives an overview of the allowances made for doubtful balances.

The credit exposure of the Group arising from the financial assets, as disclosed in note 2.38, represents the maximum credit exposure from financial assets.

Refer also to the note 2.40 for further discussion on loans to associates.

To spread the risk connected to the potential insolvency of financial institutions, the Group deposits cash balances at various international banking institutions. Before a deposit is made management reviews the credit ratings of the banking institutions and only banks with credit ratings of an investment grade or better are selected.

Liquidity risk

Liquidity within the Group is managed by appropriate liquidity planning and through an adequate financing structure.

The Group’s liquidity requirements arise primarily from the need to fund its development projects, property acquisitions and other capital expenditures, debt servicing costs, property management services and operating expenses. To date, these have been funded through a combination of equity funding, bonds and bank borrowings, and, to a lesser extent, from cash flow from operations (including rental income and service charges).

Liquid funds, comprising cash and cash equivalents as disclosed in note 2.15, amounted to € 207.8 million as at 31 December 2012 (2011: € 234.9 million). The total net liquid funds calculated as cash and cash equivalents plus short term loans less short term borrowings, amounts to € 132.9 million (2011: € 209.7 million). The table below analyses the Group’s financial liabilities, including interest payments, based on maturity. The amounts disclosed in the table are the contractual undiscounted cash flows.

2012	Carrying amount €’000	Total contractual cash flows €’000	One year or less €’000	One to two years €’000	Two to five years €’000	More than five years €’000
Borrowings*	540,626	632,418	99,875	25,329	388,361	118,853
Derivatives	17,828	17,904	5,126	4,837	7,526	415
Other liabilities**	112,813	336,603	47,763	17,156	23,852	247,832
Total	671,267	986,925	152,764	47,322	419,739	367,100

*	Borrowings include accrued interest.
**	Other liabilities comprise long term liabilities from leases, other long term liabilities, trade and other payables, payables related to acquisitions and accrued expenditure.

2011	Carrying amount €’000	Total contractual cash flows €’000	One year or less €’000	One to two years €’000	Two to five years €’000	More than five years €’000
Borrowings*	572,667	697,363	50,780	150,270	239,589	256,724
Derivatives	9,060	7,809	3,127	3,007	2,921	(1,246)
Other liabilities**	104,242	306,894	44,134	8,341	22,285	232,134
Total	685,969	1,012,066	98,041	161,618	264,795	487,612

*	Borrowings include accrued interest.
**	Other liabilities comprise long term liabilities from leases, other long term liabilities, trade and other payables, payables related to acquisitions, liabilities held for sale and accrued expenditure.

Market risk

Market risk embodies the potential for both losses and gains and includes price risk, currency risk and interest rate risk.

The Group’s strategy for managing market risk is driven by the Group’s investment objective which is managing and administrating the existing property portfolio and identifying potentially attractive new investments in the market, conducting due diligence for acquisitions and managing all the stages of the acquisition process. The Group’s market risk is managed on a daily basis by the Group’s leasing managers in accordance with the policies and procedures in place.

The Group’s overall market positions are monitored on a monthly basis by management.

Annual Financial Report 2012	87

Notes to the Financial Statements

Key factors such as market yields, gross and net rental income are used in the fair value measurement of investment properties. Sensitivity of the fair value to these factors can be tested by altering the key factors as outlined in the table below.

	Impact on standing investments fair value
Sensitivity Analysis	2012 €’000	2011 €’000
Increase of 0.25% to discount rate	2,121,922	2,017,198
Decrease of 0.25% to discount rate	2,252,657	2,140,980
Increase of 5% in stabilised (forecasted) net rental income	2,294,603	2,181,109
Decrease of 5% in stabilised (forecasted) net rental income	2,076,069	1,973,384
Fair Value	2,185,336	2,077,246

	Impact on developments and land fair value
Sensitivity Analysis	2012 €’000	2011 €’000
Increase of 10% to price per sqm	590,361	644,116
Decrease of 10% to price per sqm	486,424	530,586
Increase of 5% to price per sqm	564,377	613,462
Decrease of 5% to price per sqm	512,408	556,697
Fair Value	538,395	587,351

Price risk

The Group is not materially exposed to price risk resulting from financial instruments as it does not own financial instruments whose value would fluctuate as a result of changes in market prices (other than those arising from interest rate risk or currency risk).

However, the Group’s investment properties are valued at fair value. These fair values are influenced by the recent turbulence in the global markets as well as the limited amount of publicly available and up to date data relating to the real estate markets in the countries in which the Group operates. The Group is therefore exposed to the price risk resulting from movements in the Group’s asset values that could change significantly during subsequent periods. At present, management is not able to assess with accuracy the extent of such changes.

Currency risk

The Group is exposed to currency risk on cash balances that are denominated in foreign currencies. Currency risks arising from investment properties and from financial instruments denominated in the functional currency do not represent a currency risk.

To eliminate the risk of transactions in foreign currencies, the Group attempts to match its income with its expense in the same currency, reducing currency risk.

The Group is mainly financed in EUR. The rents payable to the Group under the various lease agreements with tenants are mainly denominated in euro. The Group currently has 78% of GRI denominated in EUR (2011: 77%) 11 % in CZK (2011: 14%), 4% in USD (2011: 5%) and 7% in other local currencies (2011: 4%). GRI denominated in USD is generated mainly from Russia. The tenants however, mostly have their income denominated in the local currency of the relevant country in which they are based. The occupancy cost ratio, which reflects the tenants’ rental cost as a proportion of its turnover, can be affected by fluctuations of the euro, the currency in which rent is based or payable, against the relevant local currency in which the tenant generates turnover. Accordingly a weakening of the local currency against the euro could result in the Group’s properties becoming less attractive, or over-rented. Such fluctuations could also result in such rent becoming unsustainable with respect to the concerned tenant leading to a demand for discounts or even default by the respective tenants.

The following tables set out the Group’s total exposure to foreign currency risk and net exposure to foreign currencies of the financial assets and liabilities:

2012	Financial assets €’000	Financial liabilities €’000	Net exposure €’000
CZK	6,290	(43,273)	(36,983)
HUF	3,081	(1,335)	1,746
PLN	42,147	(48,650)	(6,503)
DKK	2	(27)	(25)
RON	722	(322)	400
RUB	7,454	(19,431)	(11,977)
TRY	2	(2,190)	(2,188)
LVL	197	(653)	(456)
BGN	5	(78)	(73)
UAH	—	(31)	(31)
GEL	3	(15)	(12)
USD	886	(1,108)	(222)

2011	Financial assets €’000	Financial liabilities €’000	Net exposure €’000
CZK	7,132	(42,680)	(35,548)
HUF	3,044	(2,402)	642
PLN	45,115	(41,000)	4,115
DKK	38	—	38
RON	927	(633)	294
RUB	12,328	(19,027)	(6,699)
TRY	2	(2,513)	(2,511)
LVL	274	(327)	(53)
BGN	—	(24)	(24)
UAH	4	(8)	(4)
USD	241	(9,425)	(9,184)

88

Notes to the Financial Statements

Sensitivity Analysis

The table below indicates how a 10 percentage point strengthening of the currencies stated below against the euro as at 31 December 2012 and 31 December 2011 would have increased/(decreased) the profit in the income statement. This analysis assumes that all other variables remain constant. Recording and measurement of foreign currency results follows the principles outlined in standard IAS 21. The table below does not take into account potential gains and losses on investment properties measured at fair value which are sensitive to foreign exchange fluctuations (e.g. rents in Russia denominated in USD) nor does it take into account the impact on any other non financial assets or liabilities.

	2012 Gain/(Loss) €’000	2011 Gain/(Loss) €’000
CZK	(3,698)	(3,555)
HUF	175	64
PLN	(650)	412
DKK	(3)	4
RON	40	29
RUB	(1,198)	(670)
TRY	(219)	(251)
LVL	(46)	(5)
BGN	(7)	(2)
UAH	(3)	(1)
GEL	(1)	(1)
USD	(22)	(918)

Interest rate risk

The majority of financial instruments bear interest on a fixed interest basis. The interest rate risks associated with the Group’s financial instruments bearing variable interest rates are hedged by making use of financial derivatives (interest rate swaps). As all financial instruments other than the derivatives, were measured at amortised cost in 2012, there were no value movements due to interest rate risk fluctuations in 2012. The interest rate risk was, therefore, reduced to the impact on the income statement of the interest paid on borrowings bearing variable interest rates. The carrying amount of the borrowings bearing variable interest rates was € 190.4 million (2011: € 231.5 million) as at 31 December 2012.

Group executive management analyses interest rate exposure arising from long term borrowings on a regular basis. As at 31 December 2012, 65% (2011: 59%) of the Group’s borrowings were at a fixed interest rate. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions and alternative financing through bonds.

Numerous general economic factors cause interest rates to fluctuate; in addition, interest rates are highly sensitive to a government’s monetary policy, domestic and international economic and political conditions, the situation in the financial markets and inflation rates. Interest rates on real estate loans are also affected by other factors specific to real estate finance and equity markets, such as changes in real estate values and overall liquidity in the real estate debt and equity markets.

Increases in interest rates could adversely affect the Group’s ability to finance or refinance additional borrowings, as the availability of financing and refinancing proceeds may be reduced to the extent that income from properties fails to increase sufficiently to maintain debt service coverage.

Sensitivity Analysis

The Group seeks to safeguard its results and cash flow against interest rate fluctuations by using financial derivatives (interest rate swaps) to hedge financial instruments bearing variable interest rates.

As at 31 December 2012 and 31 December 2011, it was estimated that a general increase of one percentage point (100 basis points) in interest rates would increase the Group’s interest expense arising from variable interest rate instruments and subsequently decrease the profit for the year by approximately € 1.9 million (2011: € 2.3 million). The same would be true for a one percentage point (100 basis points) decrease, which would increase the profit for the year by approximately the same amount.

2.40 Transactions with related parties

To the best of management’s knowledge, during the year ended 31 December 2012 and 31 December 2011, no single shareholder of Atrium held more than 5% of the listed ordinary shares, except for:

•	Gazit-Globe Ltd (“Gazit-Globe”) which held 128,908,715 shares (2011: 117,862,332 shares) in Atrium, representing approximately 34.5% (2011: 31.6%) of Atrium’s total shares as at 31 December 2012 and

•	Apollo Global Real Estate (“Apollo”) which held 72,486,084 shares in Atrium, representing approximately 19.4% (2011: 19.4%) of Atrium’s total shares as at 31 December 2012 and as at 31 December 2011.

Gazit-Globe and Apollo jointly held approximately 53.9% (2011: 51.0%) of Atrium’s shares in issue as at 31 December 2012.

Transactions between Atrium and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Except as described in the following paragraphs, the directors have not entered into any transactions with Atrium and its subsidiaries, do not own shares in Atrium and have not invested in any debt issued by the Group.

a.

Chaim Katzman, Director and Chairman of the Board of Directors together with family members held 255,000 shares (2011: 240,000 shares) in Atrium as at 31 December 2012. In total, Mr. Katzman and his family, through his holdings in Norstar Holdings Inc and Gazit-Globe held indirectly 31,429,124 of Atrium’s shares (2011: 35,645,097 shares), as at 31 December 2012. Together, these direct and indirect holdings represented approximately 8.4% of Atrium’s total shares as at 31 December 2012. In August 2012, the Compensation and Nominating Committee approved the grant of 127,119 options to Mr. Katzman in lieu of a consultancy fee of € 0.15 million. Chaim Katzman is also the Chairman of the Board of Directors of Gazit-Globe.

Annual Financial Report 2012	89

Notes to the Financial Statements

b.	Aharon Soffer, Director, through his holding of Gazit-Globe shares, held indirectly 5,352 of Atrium’s shares (2011: 4,521 shares), as at 31 December 2012. This indirect holding represents approximately 0.001% (2011: 0.001%) of Atrium’s total shares as at 31 December 2012.

c.	Dipak Rastogi, Director, held through his family trust an indirect investment of 435,755 shares in Atrium as at 31 December 2012 and as at 31 December 2011.

d.	Joseph Azrack, Director, acquired 13,831 shares in Atrium during the year 2012, 6,915 of which were received in lieu of € 25,000 of his director’s fee and 6,916 of which were purchased with his own funds. He also held an indirect beneficial ownership of 10,661 shares in Atrium as at 31 December 2012. In addition, Joseph Azrack is the Managing Partner of Apollo. Apollo and its affiliates advise and manage a syndicate of investors who in aggregate own 72,486,084 Atrium shares, including the 10,661 shares indirectly beneficially owned by Mr. Azrack.

e.	Thomas Wernink, Director, held 5,000 shares in Atrium as at 31 December 2012 and as at 31 December 2011.

f.	Peter Linneman, Director, held 24,260 shares in the Atrium as at 31 December 2012 and as at 31 December 2011.

g.	In September 2012, Simon Radford elected to receive 11,065 shares in Atrium in lieu of € 40,000 of his annual director’s fee.

h.	In March 2012, the Compensation and Nominating Committee approved employee annual bonus payments for 2011. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of € 729,167 which was settled partially by the guaranteed payment of € 375,000 in cash and partially via the issuance of 63,274 shares at € 3.63 per share, net of tax. The new shares were issued on 5 April 2012 and are subject to a lock-up period through to 31 July 2013.

i.	Based on a consultancy agreement with the Group, Chaim Katzman, Chairman of the Board was entitled to consultancy fees of € 0.6 million (2011: € 0.5 million) and expenses as permitted under his agreement.

Atrium has paid flight and travel expenses of € 0.2 million (2011: € 0.8 million) to MGN Icarus Inc. a subsidiary of Gazit-Globe. Such travel expenses were at arm’s length and were incurred by the Chairman of the Board and management for property tours and other business activities.

The total remuneration of the non-executive directors arising from their directors’ contracts amounted to € 0.6 million for the year 2012 (2011: € 0.4 million).

During the year ended 31 December 2012, the total compensation paid or payable to group executive management personnel amounted to € 3.3 million (2011: € 3.9 million) and share based payment expenses amounted to € 0.9 million (2011: € 1.0 million).

Transactions with associates are represented by loans provided in 2006 with a book value of € 42.5 million (2011: € 35.4 million) as at 31 December 2012. The loans are granted to Euro Mall Polska XVI SP zoo, Euro Mall Polska XIX SP zoo and Euro Mall Polska XX SP zoo, entities in which the Group held a 24% stake at 31 December 2012. These loans have a fixed interest rate of 6.7% per year and are secured over a plot of land in Poland.

The Group contracted for legal services amounting to € 0.5 million (2011: € 0.6 million) provided by Atlas Legal Consultancy Services B.V., a consultancy company controlled by Marc Lavine, a related party to Rachel Lavine. Amounts were billed based on arm’s length rates for such services.

During the year ended 31 December 2012, 227,119 options were granted. Out of the 5,372,171 outstanding options as at 31 December 2011, 408,333 options were exercised and 59,998 options were returned to the option pool. The total number of the outstanding options was 5,130,959 as at 31 December 2012.

Atrium did not conclude any contracts with Aztec Financial Services (Jersey) Limited except for a services contract of € 0.2 million (2011: € 0.2 million), connected with the provision of administration, company secretarial and registrar services for Atrium. Aztec Financial Services (Jersey) Limited is part of Aztec Group where Simon Radford is a director and shareholder.

2.41 Contingencies

The circumstances of the acquisition of 88,815,500 Austrian Depositary Receipts (“ADCs”) representing shares of Atrium announced in August 2007 (the “ADC Purchases”), security issuances and associated events have been subject to regulatory investigations and other proceedings that continue in Austria.

On 7 February 2012, the Jersey Financial Services Commission reconfirmed its conclusions, following an investigation commenced in July 2008, that the ADC Purchases involved no breach of the relevant articles of the Jersey Companies (Jersey) Law and that its investigation has concluded without any finding of wrong- doing.

90

Notes to the Financial Statements

Atrium is involved in certain claims submitted by ADC holders alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 11 March 2013, the latest practicable date prior to authorization of this report, the value of the claims and proceedings to which Atrium was then a party in this regard was approximately € 13 million. The number of claims and amounts claimed are expected to fluctuate over time as proceedings develop or are dismissed. The claims are at varying stages of development and are expected to be resolved over a number of years. While a provision has been recorded in respect of these proceedings, based on current knowledge and management assumptions and includes the estimated associated expenses, the actual outcome of the claims and the timing of their resolution cannot be estimated reliably by the Company at this time. The further information ordinarily required by IAS 37, ‘Provisions, contingent liabilities and contingent assets’ has not been disclosed on the grounds that it can be expected seriously to prejudice the outcome of the claims. Atrium rejects the claims and is defending them vigorously. Where judgment has been handed down against Atrium in any proceedings, the matter is subject to appeal.

There are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in Atrium, who had invested at the time of these events, has alleged that Atrium is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed Atrium to reply to the allegations and has started criminal investigation proceedings against

Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. Atrium’s management believes a finding of liability on its part would be inappropriate. Accordingly, Atrium intends to actively defend the proceedings.

A settlement agreement dated 17 June 2011 between Atrium, Meinl Bank AG (“Meinl Bank”), Mr. Julius Meinl and the other related parties resolved a number of pending legal proceedings and disputes between those parties including a derivative action in the Royal Court of Jersey. An independent committee of the Board also determined that there was no basis for the claims made in the derivative action and no benefit to Atrium in pursuing the action.

The continuing uncertainty in the global markets, especially the Euro Zone and real estate markets, as well as the limited amount of publicly available up-to-date data and research relating to the real estate markets in the countries in which the Group invests could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not at present able to assess with accuracy the extent of any such changes.

2.42 Subsequent events

In January 2013, MD CE Holding Limited, a 100% owned subsidiary of Atrium, purchased 49% of the shares in Nokiton Investments Limited and now owns 100% of this entity and its subsidiaries. Total consideration paid and transaction costs amounted to € 3.0 million.

Annual Financial Report 2012	91

Atrium’s Standalone Financial Report

92

Atrium’s Standalone Financial Report

Atrium’s Standalone

Financial Report

Annual Financial Report 2012	93

Atrium’s Standalone Financial Report

3. Atrium’s Standalone Financial Report

Statement of Financial Position of Atrium European Real Estate Limited as at 31 December 2012

		2012		2011
	Note	€’000	€’000	€’000	€’000
Assets
Non-current assets
Financial investments	3.2	319,093		365,603
Other assets		5		811
Loans and receivables	3.3	2,348,687		2,252,238
			2,667,785		2,618,652
Current assets
Other receivables		633		670
Cash and cash equivalents	3.4	168,959		199,250
			169,592		199,920
Total assets			2,837,377		2,818,572
Equity and liabilities
Equity
Stated capital		2,836,658		2,899,118
Other reserves		4,879		3,571
Retained Earnings	3.5	(205,359)		(335,066)
Total equity			2,636,178		2,567,623
Liabilities
Non-current liabilities
Long term borrowings	3.6	154,802		242,826
Provisions		1,000		100
			155,802		242,926
Current liabilities
Short term borrowings	3.6	39,155		—
Other payables	3.7	1,198		1,877
Accrued expenditure	3.8	5,044		6,146
			45,397		8,023
Total liabilities			201,199		250,949
Total equity and liabilities			2,837,377		2,818,572

Income Statement of Atrium European Real Estate Limited for the year ended 31 December 2012

		2012		2011
	Note	€’000	€’000	€’000	€’000
Administrative expenses	3.9	(10,652)		(22,188)
Cost of disposal of financial investments	3.10	—		(22,895)
Reversal of impairment of assets / (impairment)	3.11	(64,461)		191,290
Net operating profit / (loss)			(75,113)		146,207
Interest income	3.12	212,831		203,407
Interest expense	3.12	(10,623)		(14,040)
Other financial income / (expenses)	3.13	2,612		(5,611)
Total net financial income			204,820		183,756
Profit before and after taxation for the year			129,707		329,963

94

Atrium’s Standalone Financial Report

3.1 Basis of Atrium’s standalone financial report

Atrium European Real Estate Limited (“Atrium”) has prepared its standalone statement of financial position, income statement and related notes to the financial statements.

The significant accounting policies of Atrium are the same as those of the Group as described in note 2.3 except for that mentioned below.

The financial assets of Atrium are classified into the following categories:

•	Loans and receivables; and

•	Available for sale financial assets.

Financial investments represent Atrium’s investment in subsidiaries and are, therefore eliminated in the consolidated financial statements.

These financial investments are classified as available for sale financial assets stated at cost less impairment, which represent the fair value, as they are not quoted in an active market. They are recognised and derecognised on the date of the transaction with any resulting gain or loss recognised in the income statement.

All financial assets presented by Atrium are tested for impairment. The testing is performed annually or whenever there is an indication that an asset may be impaired. The recoverable amounts of financial investments and amounts due from subsidiary undertakings were assessed on the basis of the net assets of subsidiaries included in the consolidated financial statements of the Group.

3.2 Financial investments

	Place of		Ownership		Carrying amount
	incorporation		2012	2011	2012	2011
Name of subsidiary	and operation	Principal activity	%	%	€’000	€’000
Broadvale Holdings Limited	Cyprus	Holding company	100%	100%	3	3
Mall Gallery I Limited	Cyprus	Holding company	63%	63%	46,515	46,515
Mall Gallery II Limited	Cyprus	Holding company	100%	100%	30,228	30,228
MD CE Holding Limited (*)	Cyprus	Holding company	0%	100%	—	1
MD Russia Holding Limited (*)	Cyprus	Holding company	0%	100%	—	1
MD Time Holding Limited (*)	Cyprus	Holding company	0%	77%	—	47,657
Atrium European Cooperatief U.A.	Netherlands	Holding company	100%	100%	6,831	5,321
Manhattan Real Estate Management, s.r.o.	Czech Republic	Management company	100%	100%	1,756	1,756
Manhattan Real Estate Management Kft.	Hungary	Management company	100%	100%	530	530
Atrium European Real Estate Nominees Ltd.	Jersey	Management company	100%	100%	—	—
Atrium Treasury Services Ltd.	Jersey	Management company	100%	100%	304,000	304,000
SIA Manhattan Real Estate Management	Latvia	Management company	100%	100%	3	3
Manhattan Real Estate Management Sp. z o.o.	Poland	Management company	100%	100%	4,423	4,423
Manhattan Real Estate Management SRL	Romania	Management company	100%	100%	5	5
OOO Manhattan Real Estate Management	Russia	Management company	100%	100%	—	—
Manhattan Real Estate Management SK s.r.o.	Slovakia	Management company	100%	100%	988	988
Manhattan Gayrimenkul Yönetimi Limited Sirketi	Turkey	Management company	99%	99%	3	3
Balcova Gayrimenkul A.S.	Turkey	Property investment	96%	96%	23	23
Istmar Tem Gayrimenkul Yatirim Insaat Ve Ticaret
AS (**)	Turkey	Property investment	96%	96%	7	7
Total gross value					395,315	441,464
Accumulated impairment loss					(76,222)	(75,861)
Total net value					319,093	365,603

(*) The investment was sold in 2012 to subsidiaries of Atrium.

(**) Previously called “Multi Turkmall Alti Emlak A.S.”

Annual Financial Report 2012	95

Atrium’s Standalone Financial Report

3.3 Loans and receivables

	2012	2011
	€’000	€’000
Loans to third parties	16,254	15,786
Impairment of amounts due from third parties	(8,254)	(5,786)
Amounts due from subsidiary undertakings	3,008,125	2,901,035
Impairment of amounts due from subsidiary undertakings	(667,438)	(658,797)
Total	2,348,687	2,252,238

3.4 Cash and cash equivalents

Within the total cash amount of € 169.0 million (2011: € 199.3 million) Atrium holds cash of € 10.1 million (2011: € 9.8 million) as backing for guarantees issued by PricewaterhouseCoopers, who act as a trustee in relation to Atrium’s 2003 and 2005 bonds.

3.5 Retained Earnings

	2012	2011
	€’000	€’000
Opening balance 1 January	(335,066)	(665,029)
Net result for the year	129,707	329,963
Closing balance	(205,359)	(335,066)

3.6 Borrowings

Borrowings consist of bonds issued in the total amount of

€ 194.0 million (2011: € 242.8 million). Bonds issued in the amount of € 154.8 million are due after more than 12 months and the amount of € 39.2 million is due in July 2013. Further information about bonds is disclosed in note 3.12.

3.7 Other payables

	2012	2011
	€’000	€’000
Payables for consultancy and audit services	640	859
Payables related to acquisitions	—	27
Other payables	558	991
Total	1,198	1,877

3.8 Accrued expenditure

	2012	2011
	€’000	€’000
Accrued interest	3,503	4,642
Accrued management and directors’ fees	285	388
Accrued consultancy and audit fees	1,256	1,116
Total	5,044	6,146

3.9 Administrative expenses

	2012	2011
	€’000	€’000
Consultancy and other fees	(1,319)	(1,640)
Directors’ fees	(600)	(515)
Legal fees	(5,112)	(16,614)
Audit fees	(1,119)	(1,038)
Other expenses	(2,502)	(2,381)
Total	(10,652)	(22,188)

3.10 Cost of disposal of financial investments

The loss in the amount of € 22.9 million in 2011 relates to the entity owning the Forum Trabzon shopping centre in Turkey. The entity was sold in August 2011 as a part of the agreement terminating Atrium’s co-operation with Multi.

3.11 Impairment / Reversal of impairment of assets

The net impairment of assets for the year 2012 amounted to

€ 64.5 million (2011 reversal of impairment: € 191.3 million) and comprised mainly of the impairment loss on financial investments of € 57.0 million (2011: € 29.7 million), and the impairment on amounts due from subsidiaries undertakings of € 9.0 million (reversal of impairment losses in 2011: € 221.8 million). The increase in the impairment amount is mainly due to the decrease in the fair value of the subsidiaries in 2012.

3.12 Interest income and interest expense

	2012	2011
	€’000	€’000
Interest income
From loans to subsidiaries	211,919	200,064
From deposits, loans to third parties and other	912	3,343
	212,831	203,407
Interest expense
Related to issued bonds*	(9,792)	(12,389)
Amortisation of premiums and discounts	(831)	(1,651)
	(10,623)	(14,040)

*	Atrium’s major interest expense in 2012 and 2011 is the interest related to the company’s issued bonds, and comprises the following bonds (see also note 2.18):
1.	EUR bonds issued in 2003 and due in 2013, interest rate of 6% for tranche A and SWAP 10Y EURO (30/360) for tranche B payable on an annual basis in July of every year, but minimum 5.5% p.a.
2.	EUR bonds issued in 2005 and due in 2015, interest rate of 4.35% payable on an annual basis in August of every year.
3.	EUR bonds issued in 2005 and due in 2017, interest rate of SWAP 10Y EURO (30/360) payable on an annual basis in August of every year, but minimum 4.0% p.a.
4.	CZK bonds issued in 2005 and due in 2015, interest rate of 6M Pribor + 120 basis points payable twice a year in February and in August of every year.
5.	EUR Subordinated Convertible Securities issued in 2008 and due in 2015, interest rate of 10.75% payable quarterly in February, May, August and November of every year. These bonds were fully repurchased in 2011.

96

Atrium’s Standalone Financial Report

3.13 Other financial income /(expenses)

	2012	2011
	€’000	€’000
Profit/(loss) from financial transactions	(4,568)	912
Foreign exchange differences	7,180	(6,523)
Total	2,612	(5,611)

Profit / (loss) from financial transactions includes a € 2.5 million impairment on third party loans in 2012 (2011: € 0.5 million) and € 1.7 million loss connected to bonds buy backs in 2012 (2011: € 1 million profit).

3.14 Taxation

With effect from 1 January 2009, Jersey implemented a new tax regime which imposes a general corporate income tax rate of 0%, while applying a 10% rate to certain regulated financial services companies and a 20% rate to utilities and income from Jersey land (i.e. rents and development profits). Jersey registered companies are treated as resident for tax purposes and are subject to a 0% or 10% standard income tax rate. As Atrium is not a regulated financial services company, the effect of the new tax regime is limited to the change of status from exempt to liable to Jersey income tax at 0%.

3.15 Categories of financial instruments

Atrium distinguishes the following categories of financial instruments as required by IFRS 7:

2012	Carrying amount €’000	Loans and receivables €’000	Available for sale financial assets €’000	Financial liabilities at amortised cost €’000
Financial assets
Financial investments	319,093	—	319,093	—
Long term loans and receivables	2,348,687	2,348,687	—	—
Other receivables	633	633	—	—
Cash and cash equivalents	168,959	168,959	—	—
Total financial assets	2,837,372	2,518,279	319,093	—

Financial liabilities
Long term borrowings	154,802	—	—	154,802
Short term borrowings	39,155	—	—	39,155
Other payables	1,198	—	—	1,198
Accrued expenditure	5,044	—	—	5,044
Total financial liabilities	200,199	—	—	200,199

2011	Carrying amount €’000	Loans and receivables €’000	Available for sale financial assets €’000	Financial liabilities at amortised cost €’000
Financial assets
Financial investments	365,603	—	365,603	—
Long term loans and receivables	2,252,238	2,252,238	—	—
Other receivables	670	670	—	—
Cash and cash equivalents	199,250	199,250	—	—
Total financial assets	2,817,761	2,452,158	365,603	—

Financial liabilities
Long term borrowings	242,826	—	—	242,826
Short term borrowings	—	—	—	—
Other payables	1,877	—	—	1,877
Accrued expenditure	6,146	—	—	6,146
Total financial liabilities	250,849	—	—	250,849

Annual Financial Report 2012	97

Atrium’s Standalone Financial Report

The fair values of bonds presented under long term and short term borrowings are stated in note 2.18.

The fair values of financial assets and remaining financial liabilities approximate their book values. Financial liabilities are stated at amortised cost.

Atrium has pledged some cash as collateral, for more information see note 3.4.

3.16 Risk management

The risk management processes of Atrium are the same as those of the Group, described in note 2.39, except as stated below.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

Atrium’s principal financial assets are cash and cash equivalents, other receivables, loans and receivables and financial investments. The maximum exposure of Atrium to credit risk is the carrying amount of each class of financial assets; see also note 3.15.

Financial assets subject to credit risk are represented principally by financial investments and loans and receivables which mainly comprise the amounts due from subsidiary undertakings within the Group. In 2012, the carrying value of investments decreased mainly due to impairments relating to subsidiary undertakings, as a result of a decrease in the fair value of those companies. The amounts due from subsidiary undertakings were impaired as disclosed in note 3.3. As intercompany transactions and balances are eliminated in the consolidated financial statements, they only represent a credit risk exposure on Atrium’s level. To mitigate the other credit risk arising from financial instruments—loans to third parties, historical data of counterparties from the business relationship are used, in particular data in relation to payment behaviour. Allowances for receivables are recorded in respect of the level of recognised risks, are individually tailored to each borrower and are calculated on the basis of management knowledge of the business and the market.

The credit risk exposure is comprised of normal course of business transactions with third parties, associates and its subsidiaries.

Liquidity risk

The liquid funds, comprising cash and cash equivalents (note 3.4), amount to € 169.0 million (2011: € 199.3 million).

The table below analyses Atrium’s financial liabilities including accrued interest payments based on maturity. The amounts disclosed in the table are the contractual undiscounted cash flows.

2012	Carrying amount €’000	Total contractual cash flows €’000	One year or less €’000	One to two years €’000	Two to five years €’000	More than five years €’000
Borrowings	197,460	224,358	47,610	6,032	170,716	—
Other liabilities	2,739	2,739	2,739	—	—	—
Total	200,199	227,097	50,349	6,032	170,716	—

2011	Carrying amount €’000	Total contractual cash flows €’000	One year or less €’000	One to two years €’000	Two to five years €’000	More than five years €’000
Borrowings	247,468	284,130	11,318	99,050	86,866	86,896
Other liabilities	3,381	3,381	3,381	—	—	—
Total	250,849	287,511	14,699	99,050	86,866	86,896

Other liabilities comprise accrued expenditures and other payables but exclude provisions and accrued interest on bonds.

Currency risk

Atrium is mainly financed in Euros. Atrium’s main exposure to currency risk arises from financial instruments representing intercompany transactions within the Group. Atrium currently has 70% of financial instruments denominated in EUR (2011: 64%), 16% in USD (2011: 22%) and 14% in local currencies (2011: 14%).

98

Atrium’s Standalone Financial Report

The following table sets out Atrium’s total exposure to foreign currency risk and the net exposure to foreign currencies of its financial assets and liabilities:

2012	Financial assets €’000	Financial liabilities €’000	Net exposure €’000
CZK	156,412	(31,809)	124,603
HUF	72,194	—	72,194
PLN	165,925	—	165,925
RUB	2,990	—	2,990
USD	460,519	—	460,519

2011	Financial assets €’000	Financial liabilities €’000	Net exposure €’000
CZK	169,210	(30,891)	138,319
HUF	62,439	—	62,439
PLN	140,634	—	140,634
RUB	27,071	—	27,071
USD	620,785	—	620,785

Sensitivity analysis

A 10 percentage point strengthening of the Euro against the following currencies at 31 December 2012 and 31 December 2011 would have changed profit in the income statement by the amounts shown below. This analysis assumes that all other variables remain constant.

Company’s sensitivity analysis of Euro against foreign currency	2012 Gain/(Loss) €’000	2011 Gain/(Loss) €’000
CZK	(12,460)	(13,832)
HUF	(7,219)	(6,244)
PLN	(16,593)	(14,063)
RUB	(299)	(2,707)
USD	(46,052)	(62,078)

Interest rate risk

A large share of financial instruments i.e. 29% of financial liabilities (2011: 29%) and 65% of financial assets (2011: 66%) bore interest on a fixed interest basis in 2012. Therefore, interest rate risk is reduced to the income statement impact from interest paid and received on variable interest rate of financial instruments. The carrying amounts of these instruments are stated in the table below:

Financial instruments bearing variable interest rates	2012 €’000	2011 €’000
Financial assets	1,002,630	958,088
Financial liabilities	(141,923)	(176,927)
Total	860,707	781,161

Sensitivity Analysis

At 31 December 2012 and 31 December 2011, it was estimated that a general increase of one percentage point (100 basis points) in interest rates would increase Atrium’s interest income and profit by approximately € 8.6 million (2011: € 7.8 million). As Atrium does not use derivatives, the same would be true for a one percentage point (100 basis points) decrease, which would decrease the profit by approximately the same amounts. Equity would not be affected, as Atrium’s financial investments are measured at cost less impairment.

3.17 Contingencies and subsequent events

Contingencies and subsequent events are the same as those of the Group and are disclosed in notes 2.41 and 2.42.

Annual Financial Report 2012	99

Independent Auditor’s Report

4. Independent Auditor’s Report to the Members of Atrium European Real Estate Limited

We have audited the Group and Parent Company financial statements (the ‘Annual Financial Statements’) of Atrium European Real Estate Limited for the year ended 31 December 2012 which comprise the Consolidated and Parent Company Statements of Financial Positions, the Consolidated and Parent Company Income Statements, the Consolidated Statement of Comprehensive Income, the Consolidated Cash Flow Statement, the Consolidated Statement of Changes in Equity and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards as endorsed by the EU.

This report is made solely to the Parent Company’s members, as a body, in accordance with Article 113A of the Companies (Jersey) Law 1991. Our audit work has been undertaken so that we might state to the Parent Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Parent Company and the Parent Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Statement of Directors’ Responsibilities set out on page 42, the directors are responsible for the preparation of the Annual Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit, and express an opinion on, the Annual Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the Annual Financial Statements

An audit involves obtaining evidence about the amounts and disclosures in the Annual Financial Statements sufficient to give reasonable assurance that the Annual Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and Parent Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the Annual Financial Statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited Annual Financial Statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on Annual Financial Statements

In our opinion:

•

The Annual Financial Statements give a true and fair view of the state of the Group’s and Parent Company’s affairs as at 31 December 2012 and of the Group’s and the Parent Company’s profit for the year then ended;

•	the Group Annual Financial Statements have been properly prepared in accordance with International Financial Reporting Standards as endorsed by the EU; and

•

the Parent Company Statement of Financial Position, Income Statement and related notes have been properly prepared in accordance with International Financial Reporting Standards as endorsed by the EU as applied in accordance with the provisions of the Companies (Jersey) Law 1991; and

•	the Annual Financial Statements have been prepared in accordance with the requirements of the Companies (Jersey) Law 1991.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies (Jersey) Law 1991 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the Parent Company; or

•	the Parent Company Financial Statements are not in agreement with the accounting records and returns; or

•	we have not received all the information and explanations we require for our audit.

Report on other legal and regulatory requirements: Group Management Report and comment on the declaration of the Parent Company’s management according to para 82 BorseG

Pursuant to statutory provisions, the Group Management Report is to be audited as to whether it is consistent with the Group Annual Financial Statements and as to whether the other disclosures are not misleading with respect to the Company’s position. The auditor’s report also has to contain a statement as to whether the Group Management Report is consistent with the Group Annual Financial Statements.

100

Independent Auditor’s Report

In our opinion, the Group Management Report is consistent with the Group Annual Financial Statements.

The Group Management Report for the year ended 31 December 2012 includes the declaration of the Parent Company’s management according to para 82 (4) fig 3 BorseG.

Heather J. MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditors

37 Esplanade

St Helier

Jersey

JE4 8WQ

12 March 2013

Notes:

•

The maintenance and integrity of the Atriumn European Real Estate Limited website is the responsibility of the directors; the work carried out by auditors does not involve consideration of these matters and accordingly, KPMG Channel Islands Limited accepts no responsibility for any changes that may have occurred to the financial statements or our audit report since 12 March 2013. KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 12 March 2013 which in any way extends this date.

•

Legislation in Jersey governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the financial statements are complete and unaltered in any way.

Annual Financial Report 2012	101

Key Performance Indicators

5. Key Performance Indicators

	Unit			2012	2011	Change
KEY FINANCIAL FIGURES
Gross rental income	€	’000		193,475	172,173	12.4%
EPRA Like-for-like gross rental income	€	’000		161,517	153,490	5.2%
Net rental income	€	’000		181,279	154,870	17.1%
EPRA Like-for-like net rental income	€	’000		148,844	138,678	7.3%
Operating margin			%	93.7	90.0	3.7%
EBITDA excluding revaluation and disposals	€	’000		145,993	112,440	29.8%
Company adjusted EPRA Earnings	€	’000		120,904	102,688	17.7%
Revaluation of standing investments	€	’000		58,533	128,706	(54.5%)
Revaluation of developments and land	€	’000		(63,494)	(51,385)	23.6%
Profit before taxation	€	’000		116,073	169,697	(31.6%)
Profit after taxation	€	’000		96,175	143,246	(32.9%)
Net cash generated from operating activities	€	’000		126,493	101,401	24.7%
Total assets	€	’000		3,068,541	3,040,701	0.9%
Equity	€	’000		2,281,372	2,264,543	0.7%
Borrowings	€	’000		537,061	567,992	(5.4%)
Borrowings, net	€	’000		329,218	333,068	(1.2%)
LTV (gross)			%	19.7	21.3	(1.6%)
LTV (net)			%	12.1	12.5	(0.4%)
PORTFOLIO KEY FIGURES
Number of standing investments properties		Number		156	155	0.6%
Standing investments at fair value	€	’000		2,185,336	2,077,246	5.2%
Net equivalent yield (weighted average)			%	8.4	8.4	—
EPRA Occupancy rate			%	98.0	97.6	0.4%
Number of development and land projects		Number		36	37	(2.7%)
Developments and land at fair value	€	’000		538,395	587,351	(8.3%)
PER SHARE FIGURES
IFRS Earnings per share	€			0.26	0.39	(33.3%)
Company adjusted EPRA Earnings per share	€			0.32	0.28	14.3%
Dividend per share	€			0.17	0.14	21.4%
EPRA NAV per share	€			6.44	6.36	1.3%
IFRS NAV per share	€			6.12	6.11	0.2%
Share price end of period	€			4.45	3.48	27.9%

102

Directors, Group Executive Management, Professional Advisors and Principal Locations

6. Directors, Group Executive Management, Professional Advisors and Principal Locations

Directors:

Chaim Katzman

Rachel Lavine

Joseph Azrack

Noam Ben-Ozer

Peter Linneman

Simon Radford

Dipak Rastogi

Aharon Soffer

Thomas Wernink

Andrew Wignall

Group Executive Management:

Rachel Lavine                 CEO

David Doyle                    CFO

Nils-Christian Hakert      COO

Thomas Schoutens          CDO

Administrator and Registrar:

Aztec Financial Services (Jersey) Limited

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Independent Auditors:

KPMG Channel Islands Limited

Chartered Accountants

37 Esplanade

St Helier

Jersey

JE4 8WQ

Media Relations Advisor:

FTI Consulting

Holborn Gate, 26 Southampton Buildings

London, WC2A 1 PB, UK

Registered office:

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Principal locations:

Czech Republic

Manhattan Real Estate Management s.r.o.

U Libeňského pivovaru 63/2, CZ-180-00

Prague

Hungary

Manhattan Real Estate Management Kft

Bécsi út 154, HU-1032

Budapest

The Netherlands

Atrium European Management NV

World Trade Center, C tower, Strawinskylaan 941

1077XX

Amsterdam

Poland

Atrium Poland Real Estate Management Sp. z.o.o

Al. Jerozolimskie 148, PL-02–326

Warsaw

Romania

Atrium Romania Real Estate Management SRL

Auchan Mall Office, Et.1, Office 2

560A Iuliu Maniu Boulevard

Bucharest

Russia

OOO Manhattan Real Estate Management

JAVAD Business Centre, The Triumph Palace

Chapaevskiy pereulok, building 3, RU-125057

Moscow

How to contact us:

Website: www.aere.com

Analysts & Investors: ir@aere.com

Media: atrium@fticonsulting.com

General enquiries: atrium@aere.com

Cover photo:

Atrium Promanada shopping centre in Warsaw, Poland

Annual Financial Report 2011	103

ATRIUM
PROMENADA
Z MYŚLĄ O TOBIE
AJNOWSZE TRENDY
PECJALNIE DLA CIEBIE
alma
ELECTRO WORLD
H&M
mothercare
Royal Collection
ZARA
ELIE TAHARI